As filed with the Securities and Exchange Commission on April 30, 2019

1933 Act File No. 333-211845

1933 Act File No. 811- 23159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

[ ]	REGISTRATION STATEMENT UNDER SECURITIES ACT OF 1933
[ ]	Pre-Effective Amendment
[X]	Post-Effective Amendment No. 8

and/or

[ ]	REGISTRATION STATEMENT UNDER INVESTMENT COMPANY ACT OF 1940
[X]	Amendment No. 11

(Check appropriate box or boxes)

Griffin Institutional Access Credit Fund
(Exact Name of Registrant as Specified in Charter)

Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245
(Address of Principal Executive Offices)

310-469-6100
(Registrant’s Telephone Number, including Area Code)

Copies of information to:
Terrence O. Davis

Holland & Knight LLP

1180 West Peachtree Street, N.W.

Suite 1800

Atlanta GA 30309

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [  ]

It is proposed that this filing will become effective (check applicable box):

[ ]	when declared effective pursuant to section 8(c), or as follows:
[X]	immediately upon filing pursuant to paragraph (b) of Rule 486.
[ ]	on (date) pursuant to paragraph (b) of Rule 486.
[ ]	[ ] days after filing pursuant to paragraph (a) of Rule 486.
[ ]	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment

PROSPECTUS

April 30, 2019

Griffin Institutional Access Credit Fund

Class A Shares (CRDTX) and Class C Shares (CGCCX) of Beneficial Interest

$2,500 minimum purchase for regular accounts

$1,000 minimum purchase for retirement plan accounts

Griffin Institutional Access Credit Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Class A and Class C Statement of Additional Information (“SAI”) dated April 30, 2019, has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at c/o ALPS Fund Services, Inc., 1290 Broadway, Suite 1100, Denver, CO 80203, or by calling toll-free 1-888-926-2688. The table of contents of the SAI appears on page 41 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports and other information about the Fund or make shareholder inquiries by calling 1-888-926-2688 or by visiting http://www.griffincapital.com. The SAI, material incorporated by reference and other information about the Fund, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objective. The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.

Summary of Investment Strategy. The Fund pursues its investment objective by investing in a range of secured and unsecured debt obligations, which may be syndicated, consisting of U.S. high yield securities, global high yield securities, and other fixed-income and fixed-income related securities, including direct originated debt obligations and collateralized loan obligations (“CLOs”). The Fund generally focuses its investment activities on companies that Griffin Capital Credit Advisor, LLC (the “Adviser”) and BCSF Advisors, LP (“BCSF” or the “Sub-Adviser”) believe have leading market positions, significant asset or franchise values, strong free cash flows, experienced senior management teams and high-quality sponsors (if the company is externally sponsored). The portfolio may consist of high yield bonds, bank loans, equity securities, CLOs, and, to a lesser extent, non-performing loans (“NPLs”). The portfolio may also consist of senior direct lending investments (“SDLs”) which may also include subordinate and unitranche direct lending. The Fund may also acquire warrants and other equity interests through its direct lending activities. Between 10% and 75% of the Fund’s assets may be invested in debt securities of foreign issuers. Substantially all of the Fund’s assets may be invested in debt securities rated below investment grade, which are also known as “junk securities.”

Risks. Investing in the Fund involves a high degree of risk. In particular:

●	The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.
●	The Fund will ordinarily accrue and pay distributions from its net investment income, if any, once a quarter, however, the amount of distributions that the Fund may pay, if any, is uncertain.
●	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as a return of capital.
●

The Fund may invest in CLOs. CLOs issue classes or “tranches” that vary in risk and yield and may experience substantial losses due to actual defaults, decrease of market value due to collateral defaults and removal of subordinate tranches, market anticipation of defaults and investor aversion to CLO securities as a class. The risks of investing in CLOs depend largely on the tranche invested in and the type of the underlying debts and loans in the tranche of the CLO, in which the Fund invests. The Fund invests in CLOs without regard to tranche. CLOs also carry risks including, but not limited to, interest rate risk and credit risk.

●

Investors will pay offering expenses and, with regard to those share classes that impose a front-end sales load, a sales load of up to 5.75%. You will have to receive a total return at least in excess of these expenses to receive an actual return on your investment.

●

The shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s shares, liquidity for the Fund’s shares will be provided only through quarterly repurchase offers for no less than 5% of Fund’s shares at net asset value, and there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s shares may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Risk Factors” below in this prospectus.

The Adviser. The Fund’s investment adviser is Griffin Capital Credit Advisor, LLC, an SEC registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Sub-Adviser. The Adviser has engaged BCSF Advisors, LP, an SEC registered investment adviser under the Advisers Act, to provide ongoing research, opinions and recommendations regarding the Fund’s investment portfolio. BCSF is an affiliate of Bain Capital Credit, LP (“Bain Capital Credit”). Bain Capital Credit was formed in 1998 as the credit investing arm of Bain Capital, LP (“Bain Capital”) one of the world’s premier alternative investment firms, with approximately $105 billion in assets under management as of September 30, 2018. BCSF has entered into a resource sharing agreement with Bain Capital Credit, pursuant to which Bain Capital Credit will provide BCSF with experienced investment professionals and access to the resources of Bain Capital Credit. All references to BCSF shall include the relevant professionals from Bain Capital Credit as applicable. Bain Capital Credit invests across the full spectrum of credit strategies, including leveraged loans, high-yield bonds, distressed debt, direct lending, structured products, NPLs and equities. With offices in Boston, Chicago, New York, London, Dublin, Hong Kong, Sydney, Madrid, Guangzhou, Seoul, and Melbourne, Bain Capital Credit and its subsidiaries have a global footprint with approximately $39 billion in assets under management as of January 1, 2019.

Securities Offered. The Fund engages in a continuous offering of classes of shares of beneficial interest of the Fund. Class A shares and Class C shares are offered by this prospectus. The Fund has registered 40,000,000 shares, is authorized as a Delaware statutory trust to issue an unlimited number of shares, and offers them through its distributor under the terms of the relevant prospectus at net asset value from which any applicable sales load will be deducted. As of April 1, 2019, the Fund’s net asset value per share was $24.78 for Class A shares and $24.78 for Class C shares. As of April 1, 2019, there were 1,533,777 Class A shares outstanding and 1,028,157 Class C shares outstanding. The maximum front-end sales load is 5.75% of the amount invested for Class A shares, while Class C shares are not subject to front-end sales loads. The minimum initial investment by a shareholder for Class A and Class C is $2,500 for regular accounts and $1,000 for retirement plan accounts. Subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts. The Fund offers Class F shares, Class I shares, and Class L shares by separate prospectuses. The Fund reserves the right to waive investment minimums. The Fund’s shares are offered through ALPS Distributors, Inc. (the “Distributor”), as the distributor. In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to solicit orders for the sale of the shares. Monies received will be invested promptly and no arrangements have been made to place such monies in an escrow, trust or similar account. During the continuous offering, shares will be sold at the net asset value of the Fund next determined plus the applicable sales load. See “Plan of Distribution.” The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended, until the Fund has sold shares in an amount equal to approximately $1 billion.

	NAV[1]	Sales Load[1]	Price to Public[1]	Proceeds to Registrant[1]
Per Class A Share	$24.78	$1.51	$26.29	$24.78
Per Class C Share	$24.78	None	$24.78	$24.78
Total Minimum	$2,500	$0.00	$2,500	$2,500
Total Maximum	$1,000,000,000	$61,007,957.56	$1,061,007,957.56	$1,000,000,000

[1]	As of April 1, 2019.

Investment Adviser
Griffin Capital Credit Advisor, LLC

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Electronic Reports Disclosure - Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary (such as a broker-dealer or bank). Instead, the reports will be made available on the Fund’s website (www.griffincapital.com), and you will be notified by mail each time a report is posted and provided with a website link to access the report.

You may elect to receive all future reports in paper free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Fund, you can call the Fund toll-free at 1-888-926-2688 or submit a signed letter of instruction requesting paper reports to Griffin Institutional Access Credit Fund, c/o DST Systems, Inc., 430 W 7th St, Kansas City, MO 64105-1407. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the fund complex if you invest directly with a fund.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically anytime by contacting your financial intermediary or, if you invest directly with the Fund, by enrolling at www.griffincapital.com.

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the Statement of Additional Information, particularly the information set forth under the heading “Risk Factors.”

The Fund

Griffin Institutional Access Credit Fund is a continuously offered, non-diversified, closed-end management investment company. See “The Fund.” The Fund is an interval fund that will provide limited liquidity by offering to make quarterly repurchases of each class of shares at that class of shares’ net asset value, which will be calculated on a daily basis. See “Quarterly Repurchases of Shares,” and “Determination of Net Asset Value.”

Investment Objective and Policies

The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.

The Fund pursues its investment objective by investing in a range of secured and unsecured debt obligations, which may be syndicated, consisting of U.S. high yield securities, global high yield securities, and other fixed-income and fixed-income related securities, including direct originated debt obligations and collateralized loan obligations (“CLOs”). The Fund may also invest in issuers outside the U.S., with a focus on issuers in Canada and Europe. The Fund generally focuses its investment activities on companies that Griffin Capital Credit Advisor, LLC (the “Adviser”) and BCSF Advisors, LP (“BCSF” or the “Sub-Adviser”) believe have leading market positions, significant asset or franchise values, strong free cash flows, experienced senior management teams and high-quality sponsors (if the company is externally sponsored) without regard to market capitalization. The portfolio may consist of high yield bonds and bank loans, equity securities, CLOs, and, to a lesser extent, non-performing loans (“NPLs”). The portfolio may also consist of senior direct lending investments (“SDL”) which may also include subordinate and unitranche direct lending. The Fund may also acquire warrants and other equity interests through its direct lending activities. The mix of assets is flexible and responsive to market conditions; however, the Adviser and Sub-Adviser expect, under normal circumstances, high yield bonds and bank loans to constitute 30% to 70% of the Fund’s portfolio, and SDLs and NPLs to constitute 10% to 65% of the Fund’s portfolio. In an order dated March 22, 2018, the Securities and Exchange Commission (the “SEC”) granted exemptive relief to the Fund, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with certain affiliates of Bain Capital Credit (“Co-Investment Program”), including investments in SDLs and NPLs.

The Fund invests its assets primarily in both Public Corporate Debt Investments and Private Corporate Debt Investments (as each term is defined below):

●

Public Corporate Debt – The Fund invests primarily in U.S. high yield securities (also known as “junk bonds”), global high yield (or “junk”) securities and other fixed-income and fixed-income related securities (as defined below) (collectively, “Public Corporate Debt Investments”) as selected by the Sub-Adviser.

●

Private Corporate Debt – The Fund’s Private Corporate Debt Investments primarily consist of bank loans, CLOs, SDLs and, to a lesser extent, NPLs, selected by the Sub-Adviser. The Sub-Adviser may also originate investments for the Fund, primarily SDLs and NPLs, through the Co-Investment Program.

Under normal circumstances, at least 80% of the Fund’s net assets, plus borrowings for investment purposes, is invested in debt securities, which may include high yield securities, bank loans, SDLs, NPLs (to a lesser extent) and CLOs (excluding equity tranches of CLOs). The Fund executes its investment strategy primarily by seeking to invest in a broad portfolio of both public and private debt securities, with the allocation between the public and private securities determined by the Adviser and Sub-Adviser to seek the best risk-adjusted returns.

By investing in the Fund, the Adviser expects that shareholders may realize (either directly or indirectly) the following potential benefits:

●

Exposure to Both Public and Private Corporate Debt Investments – The Sub-Adviser engaged by the Adviser brings expertise and experience with respect to Public Corporate Debt Investments and Private Corporate Debt Investments. Due to the institutional client focus of the Sub-Adviser, a retail investor may not otherwise have an ability to invest in a product advised by the Sub-Adviser and gain exposure to its expertise and experience. In addition, many of the Private Corporate Debt Investments selected by the Sub-Adviser in which the Fund invests are intended for large, institutional investors and have a large minimum investment size and other investor criteria that might otherwise limit their availability to individual, non-institutional investors. Thus, the Fund enables investors to invest in Private Corporate Debt Investments, and other investments selected by or originated by the Sub-Adviser that may not be otherwise available to individual, non-institutional investors. Further, the Adviser and Sub-Adviser seek to allocate the Fund’s investments between Private Corporate Debt Investments and Public Corporate Debt Investments to achieve potentially higher risk-adjusted returns.

●

Access to Bain Capital’s Resources. The Fund’s Adviser and Sub-Adviser have the opportunity to draw upon the resources of the Sub-Adviser’s affiliates. BCSF is an affiliate of Bain Capital Credit, LP (“Bain Capital Credit”). Bain Capital Credit was formed in 1998 as the credit investing arm of Bain Capital, LP (“Bain Capital”), one of the world’s premier alternative investment firms, with approximately $105 billion in assets under management as of September 30, 2018. BCSF has entered into a resource sharing agreement with Bain Capital Credit, pursuant to which Bain Capital Credit will provide BCSF with experienced investment professionals and access to the resources of Bain Capital Credit. Bain Capital Credit invests across the full spectrum of credit strategies, including leveraged loans, high-yield bonds, distressed debt, direct lending, structured products, NPLs and equities. With offices in Boston, Chicago, New York, London, Dublin, Hong Kong, Sydney, Madrid, Guangzhou, Seoul, and Melbourne, Bain Capital Credit and its subsidiaries have a global footprint with approximately $39 billion in assets under management as of January 1, 2019.

●

Leading U.S. Platform Provides Access to Proprietary Relationship-Based Deal Flow. The Fund’s Adviser and Sub-Adviser have nationwide networks of relationships, including access to senior managers from current and former Bain Capital affiliated portfolio companies. In addition, the Adviser and Sub-Adviser will benefit from their respective affiliates’ relationships with lenders, accounting firms, financial

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and legal advisors, and restructuring professionals. Bain Capital Credit’s investment professionals, senior advisors and operating partners generate proprietary deal flow, often uncovering or developing attractive investment opportunities before these deals come to the attention of intermediaries or other investors. In addition, members of the Bain Capital Credit team have networks and personal relationships with senior leveraged finance professionals at many of the major commercial and investment banks as well as contacts at a variety of regional and local intermediaries, including regional investment banking firms, business brokers, accountants and lawyers. Bain Capital Credit and its affiliates are commonly sought out as strategic partners as their capital investments are often highly tailored and structured to meet the needs of management.

●

Ability to Invest in Directly Originated Debt. The Fund expects that a portion of its investments will be in direct, originated transactions with companies that the Adviser and Sub-Adviser believe are underserved by the traditional banking system, although the Fund also may source transactions via the private equity sponsor channel through the Co-Investment Program. The Sub-Adviser employs investment professionals focused on the direct origination of debt products. The Fund seeks to originate debt investments by leveraging the Sub-Adviser’s global network of relationships. Specifically, the Adviser, with the assistance of the Sub-Adviser, intends to source investment opportunities through a combination of: (i) direct origination efforts of BCSF’s investment team as a result of its contacts with companies, including corporate relationships and experienced senior management teams; (ii) access to networks of relationships, including senior managers from current and former Bain Capital affiliated portfolio companies; (iii) long-standing relationships with Wall Street professionals, industry executives and strategic partners; and (iv) relationships with sponsors and other industry contacts. The Adviser, with the assistance of the Sub-Adviser, also seeks to partner, from time to time, with venture capital firms and source investments from a variety of regional and local intermediaries, including regional investment banking firms, business brokers, accountants and lawyers, rather than solely from large commercial or investment banks. The Fund believes that the experience of the Adviser’s and Sub-Adviser’s respective investment teams in working directly with borrowers to create customized financing solutions will enable the Fund to seek to deliver attractive yields to investors while eliminating intermediaries who extract fees for their services.

In certain circumstances or market environments, the Fund may reduce its investment in debt securities and hold a larger position in cash or cash equivalents. The Fund may invest in debt securities of any duration, maturity, or credit quality, including high yield securities (also known as “junk bonds”). The Fund’s debt investments may take the form of corporate loans or corporate bonds, which may be secured or unsecured, and may, in some cases, be accompanied by warrants, options or other forms of equity participation. The Fund may also allocate capital for investment in any part of the capital structure, including distressed and more subordinated positions, where the Adviser and Sub-Adviser believe the borrower and the potential investment present an opportunity for risk-adjusted income and returns. The Fund’s SDLs are focused primarily in middle-market companies with between $10 million and $150 million in annual earnings before interest, taxes, depreciation and amortization (“EBITDA”). The Adviser and Sub-Adviser focus on senior investments with a first or second lien on collateral and strong structures and documentation intended to protect the lender. The Fund may separately purchase common or preferred equity interests in transactions. The Fund’s portfolio may include fixed-rate investments that generate absolute returns as well as floating-rate investments that may provide protection in rising interest rate and inflationary environments. The Fund may also invest in non-controlling interests in equity and junior debt tranches of CLOs, collateralized debt obligations (“CDOs”), which include collateralized bond obligations (“CBOs”) and other securitized products, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics).

The Fund defines “fixed-income and fixed-income related securities” to consist of: (i) loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics) of corporate borrowers; and (ii) equity of investment funds, which may include public investment funds managed by unaffiliated institutional asset managers (“Public Investment Funds”), including business development companies (“BDCs”) that are publicly-traded (“Public BDCs”), closed and open-end funds, exchange traded funds (“ETFs”) and index mutual funds (“Index Funds”) that invest principally in loans and fixed-income (or other instruments, including derivative instruments, with similar economic characteristics).

Certain investments of the Fund will be held in wholly-owned and controlled single-asset subsidiaries (the “Single-Asset Subsidiaries”), which are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The Fund will also execute a portion of its strategy by investing in a wholly-owned and controlled foreign subsidiary (the “NPL Subsidiary”; together with the Single-Asset Subsidiary, the “Subsidiaries”), which invests the majority of its assets in NPLs subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The principal investment strategies and principal investment risks of the Subsidiaries are also principal investment strategies and principal risks of the Fund and are reflected in this Prospectus. The financial statements of the Subsidiaries will be consolidated with those of the Fund.

For purposes of the Fund’s 80% policy, the Fund will also aggregate direct investments with investment held by its wholly-owned and controlled Subsidiaries.

The Fund may also invest up to 15% of its assets in private investment funds (investment funds that would be investment companies but for the exclusions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”) managed by unaffiliated institutional asset managers that invest principally in loans and fixed-income (or other instruments, including derivative instruments, with similar economic characteristics) (“Private Debt Funds”); and non-controlling interests in equity tranches of CDOs, which include CBOs, CLOs and other securitized products, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics).

The Fund may employ leverage, including borrowing from banks in an amount of up to 33.33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund anticipates engaging in borrowings and utilizing leverage. The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Private Debt Funds in which the Fund invests may also employ leverage.

Between 10% and 75% of the Fund’s assets may be invested in debt securities of foreign issuers. Substantially all of the Fund’s assets may be invested in debt securities rated below investment grade, which are also known as “junk securities.”

The SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

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Investment Strategy

The Adviser and Sub-Adviser execute the Fund’s investment strategy primarily by seeking to invest in a broad portfolio of debt securities, primarily Public Corporate Debt Investments and Private Corporate Debt Investments. The Fund may also invest in ETFs and Index Funds, as well as other publicly traded income producing equity securities. With respect to making Private Corporate Debt Investments in which the Fund invests, the Adviser and Sub-Adviser consider various inputs regarding the potential issuer, including leading market positions, significant asset or franchise values, strong free cash flow, experienced senior management teams and high-quality sponsors (if the company is externally sponsored).

BCSF assists the Adviser by providing ongoing research, opinions and selecting investments for the Fund’s portfolio. BCSF seeks to create an investment portfolio that generates current income and capital appreciation through rigorous, bottom-up credit selection. The portfolio is expected to consist of high yield bonds and bank loans, SDLs and, to a lesser extent, NPLs. The mix of assets is flexible and responsive to market conditions; however the Adviser and Sub-Adviser expect, under normal circumstances, high yield bonds and bank loans to constitute 30% to 70% of the Fund’s portfolio, and SDLs and NPLs to constitute 10% to 65% of the Fund’s portfolio through the Co-Investment Program.

The primary types of investments to be included in the Fund are:

Bank Loans. The Fund expects that a portion of its investments will consist of interests in loans originated by banks and other financial institutions. Bain Capital Credit, the Sub-Adviser’s affiliate, has managed investments in bank loans since its inception in 1998, and had approximately $22 billion in bank loan assets under management, as of January 1, 2019. The Fund may invest in term loans and revolving loans, loans that pay interest at a fixed or floating rate and loans that are senior or subordinated. However, when investing in bank loans, the Fund targets primarily senior secured loans that pay interest at a floating rate. In addition, the Fund may make investments in stressed or distressed bank loans acquired in secondary market transactions.

High Yield Debt. The Fund expects that a portion of the debt in which the Fund will invest will be rated below investment-grade by one or more nationally recognized statistical rating organizations or are unrated but are, in the Sub-Adviser’s opinion, of comparable credit quality to obligations rated below investment-grade, and have greater credit and liquidity risk than more highly rated debt obligations. Bain Capital Credit has managed investments in high yield debt since its inception in 1998, and had approximately $4 billion in high yield bonds under management as of January 1, 2019. High yield debt may be purchased in either public or private markets and provide cash, deferred, zero or pay-in-kind payment terms.

Senior Direct Lending. Bain Capital Credit has managed investments in SDL since its inception in 1998, and had approximately $6 billion in Senior Direct Lending assets as of January 1, 2019. SDL investments are typically protected by collateral and can be in the form of asset-based revolving lines of credit or first and second lien loans to companies with EBITDA of $10 million to $150 million. These types of securities usually feature floating cash interest over a benchmark (such as LIBOR) with a floor, a purchase price with a slight discount to par, principal protection in the form of perfected liens on collateral, and a maturity of five to seven years. They differ based on the level (such as a first or second position) and type (such as inventory or property) of collateral protection and amount of scheduled amortization. The Fund may also engage in subordinated and unitranche direct lending.

Non-Performing Loans. BCSF views NPLs as attractive potential investments as they are candidates for disposal by banks largely because they are non-core and onerous for banks to hold given their high capital charges, lack of cash flow generation, and operationally intensive management requirements. As governments and regulators are increasingly focused on encouraging banks to acknowledge their problematic balance sheets and to recapitalize them, BCSF believes that the Fund may acquire NPLs from banks on potentially favorable terms. Bain Capital Credit has built a dedicated NPL team to identify and execute on differentiated portfolios, focusing primarily on complex, atypical collateral where a first mover advantage exists.

Structured Debt and Equity. The Fund may invest in CLOs and other structured products, consisting of CBOs, CDOs and credit-linked notes, including non-controlling interests in equity and junior debt tranches of CDOs, which include CBOs, CLOs and other securitized products. Bain Capital Credit is an experienced CLO manager and investor with a strong track record of over 18 years. Bain Capital Credit’s dedicated Structured Products team manages North American and European CLOs and evaluates opportunities in CLO debt and equity.

Investment Adviser

The Adviser was formed in 2016 and commenced operations in 2017 and is registered as an investment adviser with the SEC pursuant to the provisions of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is an indirect majority-owned subsidiary of Griffin Capital Company, LLC, (“Griffin Capital”). Founded in 1995, Griffin Capital is a leading alternative investment asset manager that is led by a seasoned team of senior executives with more than two decades of investment and real estate experience.

A privately held firm, Griffin Capital sponsors or co-sponsors a suite of carefully curated, institutional quality investment solutions distributed by Griffin Capital Securities, LLC to retail investors through a community of partners, including independent and insurance broker-dealers, wirehouses, registered investment advisory firms and the financial advisors who work with these enterprises.

Sub-Adviser

The Adviser has engaged BCSF Advisors, LP, an SEC registered investment adviser pursuant to the provisions of the Advisers Act, to provide ongoing research, opinions and recommendations regarding the Fund’s investment portfolio. It is anticipated that 100% of the Fund’s portfolio will consist of investments recommended to the Adviser by BCSF.

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Fees and Expenses

The Adviser is entitled to receive a monthly fee at the annual rate of 1.85% of the Fund’s daily net assets. The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has contractually agreed to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering expenses, but excluding taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that such expenses exceed 2.60% and 3.35% per annum of the Fund’s average daily net assets (the “Expense Limitation”) attributable to Class A and Class C shares, respectively. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect at least through April 30, 2020, unless and until the Board of Trustees of the Fund (“Board” or the “Trustees”) approves its modification or termination. The Fund does not anticipate that the Board will terminate the Expense Limitation Agreement during this period. The Expense Limitation Agreement may be terminated only by the Board on 60 days’ written notice to the Adviser. The Expense Limitation Agreement may be renewed at the Adviser’s and Board’s discretion. See “Management of the Fund.”

Administrator and Accounting Agent

ALPS Fund Services, Inc. (“ALPS”) serves as the Fund’s Administrator and Accounting Agent. See “Management of the Fund.”

Distribution Fees

Class C shares will pay to the Distributor a distribution fee (the “Distribution Fee”) that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C shares and is payable on a monthly basis. Class A shares are not subject to a Distribution Fee. See “Plan of Distribution.”

Transfer Agent

DST Systems, Inc. (“DST” or “Transfer Agent”) serves as the Fund’s transfer agent. See “Management of the Fund.”

Closed-End Fund Structure

Closed-end funds differ from mutual funds in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of the Fund’s shares (at least 5%) quarterly, which is discussed in more detail below. The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows. See “Quarterly Repurchases of Shares.”

Share Classes

The Fund offers multiple different classes of shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Class A and Class C shares of the Fund are set forth in “Summary of Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which Share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class.

The Fund offers Class I, Class F, and Class L shares, which are subject to different sales loads and ongoing fees and expenses, through separate prospectuses. Class F shares are available solely to investors who were shareholders of Griffin Capital BDC Corp. at the time of the reorganization of Griffin Capital BDC Corp. into the Fund. Class F shares are not otherwise available or being offered to the general public.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Investor Suitability

An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

Repurchases of Shares

The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at net asset value, of no less than 5% of the Fund’s shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire to sell in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase at least 5% of such shareholder’s shares in each quarterly repurchase. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. See “Quarterly Repurchases of Shares.”

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Summary of Risks

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. See “Risk Factors.”

Risks Related to an Investment in the Fund

Minimal Capitalization Risk. The Fund is not obligated to raise any specific amount of capital prior to commencing operations. There is a risk that the amount of capital actually raised by the Fund through the offering of its shares may be insufficient to achieve profitability or allow the Fund to realize its investment objective. An inability to raise additional capital may adversely affect the Fund’s financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements. Further, if the Fund is unable to raise sufficient capital, shareholders may bear higher expenses due to a lack of economies of scale.

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various asset types in which the Fund invests and, with respect to each such asset class, among debt securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Issuer and Non-Diversification Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There currently is no secondary market for the shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at net asset value. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management Risk. The net asset value of the Fund changes daily based on the performance of the securities in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular sector and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

Market Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Correlation Risk. The Fund seeks to produce returns that are less correlated to the broader financial markets. Although the prices of equity securities and fixed-income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

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Risks Related to the Fund’s Investments

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Secured Debt Risk. Secured debt holds the most senior position in the capital structure of a borrower. Secured debt in most circumstances is fully collateralized by assets of the borrower. Thus, it is generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders. Substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack resources to meet higher debt service requirements. The value of the Fund’s assets may also be affected by other uncertainties such as economic developments affecting the market for senior secured term loans or affecting borrowers generally. Moreover, the security for the Fund’s investments in secured debt may not be recognized for a variety of reasons, including the failure to make required filings by lenders, trustees or other responsible parties and, as a result, the Fund may not have priority over other creditors as anticipated.

Secured debt usually includes restrictive covenants, which must be maintained by the borrower. The Fund may have an obligation with respect to certain senior secured term loan investments to make additional loans upon demand by the borrower. Such instruments, unlike certain bonds, usually do not have call protection. This means that such interests, while having a stated term, may be prepaid, often without penalty. The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the borrower. Prepayment would cause the actual duration of a senior loan to be shorter than its stated maturity.

Secured debt typically will be secured by pledges of collateral from the borrower in the form of tangible and intangible assets. In some instances, the Fund may invest in secured debt that is secured only by stock of the borrower or its subsidiaries or affiliates. The value of the collateral may decline below the principal amount of the senior secured term loans subsequent to an investment by the Fund.

Subordinated and Unsecured or Partially Secured Loans Risk. The Fund may invest in unsecured loans and secured subordinated loans, including second and lower lien loans. Second lien loans are generally second in line in terms of repayment priority. A second lien loan may have a claim on the same collateral pool as the first lien or it may be secured by a separate set of assets. Second lien loans generally give investors priority over general unsecured creditors in the event of an asset sale. The priority of the collateral claims of third or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market and liquidity risk, and interest rate risk. Due to their lower place in the borrower’s capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same borrower.

Structured Products Risk. The Fund may invest in CDOs and other structured products, consisting of CBOs, CLOs and credit-linked notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.

The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.

Certain structured products may be thinly traded or have a limited trading market. CLOs and credit-linked notes are typically privately offered and sold.

Counterparty Risk. The Fund’s investments may be exposed to the credit risk of the counterparties with which, or the dealers, brokers and exchanges through which, the Fund deals, whether in exchange-traded or OTC transactions. The Fund may be subject to the risk of loss of Fund assets on deposit or being settled or cleared with a broker in the event of the broker’s bankruptcy, the bankruptcy of any clearing broker through which the broker executes and clears transactions on behalf of the Fund, the bankruptcy of an exchange clearing house or the bankruptcy of any other counterparty. In the case of any such bankruptcy, it is expected that all securities and other assets deposited with such broker or dealer will be clearly identified as being assets of the Fund and the Fund should not be exposed to a credit risk with regard to such parties. However, it may not always be possible to achieve this and the Fund might recover, even in respect of property specifically traceable to the Fund, only a pro rata share of all property available for distribution to all of the counterparty’s customers and counterparties. Such an amount may be less than the amounts owed to the Fund. Such events would have an adverse effect on the Fund’s NAV.

Bank Loans Risk. The Fund expects that some of its investments will consist of interests in loans originated by banks and other financial institutions. The loans invested in by the Fund may include term loans and revolving loans, may pay interest at a fixed or floating rate and may be senior or subordinated. Purchasers of bank loans are predominantly commercial banks, investment funds and investment banks. As secondary market trading volumes for bank loans increase, new bank loans are frequently adopting standardized documentation to facilitate loan trading which should improve market liquidity. The bank loan market currently, however, is facing unprecedented levels of illiquidity and volatility. There can be no assurance as to when or even if this current market illiquidity and volatility will abate or that future levels of supply and demand in bank loan trading will provide an adequate degree of liquidity, that the current period of illiquidity will not persist or worsen and that the market will not experience periods of significant illiquidity in the future. In addition, the Fund will make investments in stressed or distressed bank loans which are often less liquid than performing bank loans.

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Non-Performing Loans Risk. The Fund’s investments are expected to include investments in non-performing and sub-performing loans which often involve workout negotiations, restructuring and the possibility of foreclosure. These processes are often lengthy and expensive. In addition, the Fund’s investments may include securities and debt obligations of financially distressed issuers, including companies involved in bankruptcy or other reorganization and liquidation proceedings. As a result, the Fund’s investments may be subject to additional bankruptcy related risks, and returns on such investments may not be realized for a considerable period of time.

Direct Lending Risk. To the extent the Fund is the sole lender in privately offered debt, it may be solely responsible for the expense of servicing that debt, including, if necessary, taking legal actions to foreclose on any security instrument securing the debt (e.g., the mortgage or, in the case of a mezzanine loan, the pledge). This may increase the risk and expense to the Fund compared to syndicated or publicly offered debt.

Direct Origination Risk. A portion of the Fund’s investments may be originated through the Co-Investment Program. The results of the Fund’s operations depend on several factors, including the availability of opportunities for the origination or acquisition of target investments, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets and economic conditions. Further, the Fund’s inability to raise capital and the risk of portfolio company defaults may materially and adversely affect the Fund’s investment originations, business, liquidity, financial condition, results of operations and its ability to make distributions to its shareholders. In addition, competition for originations of and investments in the Fund’s target investments may lead to the price of such assets increasing, which may further limit its ability to generate desired returns. Also, as a result of this competition, desirable investments in the Fund’s target investments may be limited in the future and the Fund may not be able to take advantage of attractive investment opportunities from time to time, as the Fund can provide no assurance that the Adviser and Sub-Adviser will be able to identify and make investments that are consistent with its investment objective.

Sourcing Investment Opportunities Risk. The Fund has not identified the potential investments for its portfolio that it will acquire. It cannot be certain that the Adviser and Sub-Adviser will be able to locate a sufficient number of suitable investment opportunities to allow the Fund to fully implement its investment strategy. In addition, privately negotiated investments in loans and illiquid securities of private middle-market companies require substantial due diligence and structuring, and the Fund may not be able to achieve its anticipated investment pace. These factors increase the uncertainty, and thus the risk, of investing in the Fund. To the extent the Fund is unable to deploy its capital, its investment income and, in turn, the results of its operations, will likely be materially adversely affected.

CLO Risk. In addition to the general risks associated with debt securities and structured products discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

CLO equity and junior debt securities that the Fund may acquire are subordinated to more senior tranches of CLO debt. CLO equity and junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs and structured notes. See “Tax Status” in the Fund’s SAI.

Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.

The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.

The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full. The Fund’s CLO investments and/or the underlying senior secured loans may prepay more quickly than expected, which could have an adverse impact on the Company’s net assets.

Mezzanine Securities Risk. Most of the Fund’s mezzanine securities and other investments (if any) are expected to be unsecured and made in companies whose capital structures have significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the securities and other investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the portfolio company’s assets, some or all of such terms may not be part of particular investments. Mezzanine securities and other investments generally are subject to various risks including, without limitation: (i) a subsequent characterization of an investment as a “fraudulent conveyance”; (ii) the recovery as

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a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so-called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to collateral securing the obligations.

High Yield Debt Risk. A substantial portion of the high yield debt in which the Fund invests are rated below investment-grade by one or more nationally recognized statistical rating organizations or are unrated but of comparable credit quality to obligations rated below investment-grade, and have greater credit and liquidity risk than more highly rated debt obligations. Lower-rated securities may include securities that have the lowest rating or are in default. High yield debt is generally unsecured and may be subordinate to other obligations of the obligor. The lower rating of high yield debt reflects a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the obligor to make payment of principal and interest. Many issuers of high yield debt are highly leveraged, and their relatively high debt-to-equity ratios create increased risks that their operations might not generate sufficient cash flow to service their debt obligations. In addition, many issuers of high yield debt may be in poor financial condition, experiencing poor operating results, having substantial capital needs or negative net worth or be facing special competitive or product obsolescence problems, and may include companies involved in bankruptcy or other reorganizations or liquidation proceedings. Certain of these securities may not be publicly traded, and therefore it may be difficult to obtain information as to the true condition of the issuers. Overall declines in the below investment-grade bond and other markets may adversely affect such issuers by inhibiting their ability to refinance their debt at maturity. High yield debt is often less liquid than higher rated securities.

Preferred Securities Risk. There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights. Interest rate risk is, in general, the risk that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed-income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed-income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed-income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Fixed-income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund. In addition, the Fund may invest in fixed-income and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities with a conversion value that is the same as the value of the bond or preferred share have characteristics similar to common stocks. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, by the Fund will magnify the Fund’s gains or losses. The use of leverage via short selling and short positions in futures contracts will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund to have higher expenses (especially interest and/or short selling related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns on the Fund.

Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Equity Securities Risks. The values of equity securities could decline generally or could underperform other investments due to factors affecting a specific issuer, industry, market or securities markets generally, which could, in turn, adversely affect the value of the Fund investments, regardless of the performance or expected performance of companies in which the Fund invests.

Originated Investments Risks. The Fund may originate certain of its investments with the expectation of later syndicating a portion of such investment to third parties. Prior to such syndication, or if such syndication is not successful, the Fund’s exposure to the originated investment may exceed the exposure that the Adviser and Sub-Adviser intended to have over the long-term or would have had had it purchased such investment in the secondary market rather than originating it.

Private Investment Fund Risk. The Fund may invest in private investment funds, including “hedge funds,” which pursue alternative investment strategies. Certain investment instruments and techniques that a private fund may use are speculative and involve a high degree of risk. Because of the speculative nature of a private fund’s investments and trading strategies, the Fund may suffer a significant or complete loss of its invested capital in one or more private funds. A shareholder will also bear fees and expenses charged by the underlying funds in addition to the Fund’s direct fees and expenses. In addition, interests in a private fund may also be illiquid.

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Valuation of Private Investments. While the valuation of the Fund’s publicly-traded securities are more readily ascertainable, the Fund’s ownership interest in private investments (including Private Corporate Debt Investments) are not publicly traded. The fair value of loans, securities and other investments that are not publicly traded may not be readily determinable, and the Fund will value these investments at fair value as determined in good faith by the Board, including to reflect significant events affecting the value of the Fund’s investments. Many of the Fund’s investments, including certain Private Corporate Debt Investments, will be classified as Level 3 under Topic 820 of the U.S. Financial Accounting Standards Board’s Accounting Standards Codification, as amended, Fair Value Measurements and Disclosures (“ASC Topic 820”). This means that the Fund’s portfolio valuations will be based on unobservable inputs and the Fund’s own assumptions about how market participants would price the asset or liability in question. The Fund expects that inputs into the determination of fair value of the Fund’s portfolio investments will require significant management judgment or estimation. Even if observable market data are available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. The Fund has retained the services of one or more independent service providers to review the valuations of these securities. The types of factors that the Board may take into account in determining the fair value of the Fund’s investments generally include, as appropriate, comparison to publicly-traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, the Fund’s determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The Fund’s net asset value could be adversely affected if the Board’s determinations regarding the fair value of the Fund’s investments were materially higher than the values that the Fund ultimately realizes upon the disposal of such securities.

Option Writing Risk. If a put or call option purchased by the Fund were permitted to expire without being sold or exercised, the Fund would lose the entire premium it paid for the option. The risk involved in writing a put option is that there could be a decrease in the market value of the underlying future, security, currency or other asset. If this occurred, the option could be exercised and the underlying future, security, currency or other asset would then be sold to the Fund at a higher price than its current market value. The risk involved in writing a call option is that there could be an increase in the market value of the underlying future, security, currency or other asset. If this occurred, the option could be exercised and the underlying future, security, currency or other asset would then be sold by the Fund at a lower price than its current market value.

Medium and Small Capitalization Company Risk. Some issuers of the Fund’s investments may be medium or small capitalization companies which may be newly formed or have limited product lines, distribution channels, and financial or managerial resources. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. The Fund does not maintain a policy limiting its ability to invest in medium or small capitalization companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies. Generally, securities of medium and small capitalization companies are more likely to experience sharper swings in market values, less liquid markets, in which it may be more difficult for the Advisor to sell at times and at prices that the Advisor believes appropriate, and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth, and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over-the-counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

Foreign Investment Risk. Foreign securities may be issued and traded in foreign currencies. As a result, changes in exchange rates between foreign currencies may affect their values in U.S. dollar terms. For example, if the value of the U.S. dollar goes up, compared to a foreign currency, a loan payable in that foreign currency will go down in value because it will be worth fewer U.S. dollars. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. The Fund may employ hedging techniques to minimize these risks, but the Fund can offer no assurance that the Fund will, in fact, hedge currency risk or, that if the Fund does, such strategies will be effective.

The political, economic, and social structure of some foreign countries may be less stable and more volatile than those in the United States. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. A government may take over assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for the Fund to vote proxies, exercise stockholder rights, and pursue legal remedies with respect to foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of the Fund’s investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and to take into account with respect to the Fund’s investments in foreign securities. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers may be less than in the United States. The procedures and rules governing foreign transactions and custody (holding of the Fund’s assets) may involve delays in payment, delivery or recovery of money or investments. Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies, and some countries may lack uniform accounting and auditing standards. Thus, there may be less information publicly available about foreign companies than about most U.S. companies. Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Fund may at times be unable to sell foreign securities at favorable prices. Dividend and interest income from foreign securities may be subject to withholding taxes by the country in which the issuer is located, and the Fund may not be able to pass through to its shareholders foreign tax credits or deductions with respect to these taxes.

Tax Risk. Certain of the Fund’s portfolio holdings, including NPLs, may be subject to special tax rules, the effect of which may have adverse tax consequences for the Fund. By investing in NPLs indirectly through the NPL Subsidiary, the Fund intends to obtain exposure to the NPL market within the U.S. federal tax requirements that apply to the Fund. However, because the NPL Subsidiary is a controlled foreign corporation, any income received from its investments will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than

9

capital gains. Additionally, in September 2016, the Internal Revenue Service (“IRS”) issued proposed regulations that, if finalized in proposed form, would provide that the income that the Fund derives from its investment in the NPL Subsidiary in any taxable year would only be treated as “qualifying income” for purposes of the 90% gross income requirement of Subchapter M to the extent that the NPL Subsidiary makes certain dividend distributions to the Fund out of the NPL Subsidiary’s earnings and profits for that same taxable year. Therefore, the NPL Subsidiary will, no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the NPL Subsidiary, in an amount approximately equal to the total amount of “Subpart F” income (as defined in Section 951 of the Code) generated by or expected to be generated by the NPL Subsidiary’s investments during the fiscal year. If the NPL Subsidiary were to fail to make sufficient dividend distributions to the Fund in accordance with the provisions of the proposed regulations, all or a portion of the income from the Fund’s investment in the NPL Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years. In such event, the Fund’s Board of Trustees would consider what action to take in the best interests of shareholders.

Cybersecurity Risk. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer such losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.

Possible Risk of Conflicts

Allocation of Investment Opportunities Risk. The Sub-Adviser may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited (e.g., in local and emerging markets, high yield securities, fixed income securities, regulated industries, small capitalization and initial public offerings/new issues) or where the liquidity of such investment opportunities is limited. From time to time and as required by applicable law or otherwise required under the terms of its exemptive relief, the Sub-Adviser may determine to refer certain conflicts of interest to Bain Capital’s Allocation Committee (the “Allocation Committee”), comprised of senior Bain Capital personnel, for review and resolution, particularly in situations where the Sub-Adviser and other affiliated investment advisers are unable to resolve such conflicts. Similarly, the Allocation Committee may in its sole discretion determine to review and make determinations regarding certain conflicts of interest.

The Sub-Adviser does not receive performance-based compensation in respect of its investment management activities on behalf of the Fund, but may simultaneously manage other investment vehicles or accounts for which the Sub-Adviser receives greater fees or other compensation (including performance-based fees or allocations) than they receive in respect of the Fund. The simultaneous management of other investment vehicles or accounts that pay greater fees or other compensation than the Fund may create a conflict of interest as the Sub-Adviser may have an incentive to favor accounts with the potential to receive greater fees. For instance, the Sub-Adviser may be faced with a conflict of interest when allocating scarce investment opportunities given the possibly greater fees from accounts that pay performance-based fees. To address these types of conflicts, the Sub-Adviser has adopted policies and procedures under which it will allocate investment opportunities in a manner that it believes is consistent with their obligations as investment advisers. However, the amount, timing, structuring or terms of an investment by the Fund may differ from, and performance may be lower than, the investments and performance of other investment vehicles or accounts.

Conflict of Interest Created by Valuation Process for Certain Portfolio Holdings. The Fund expects to make certain of its portfolio investments in the form of loans and securities that are not publicly traded and for which no market based price quotation is available. As a result, the Board will determine the fair value of these loans and securities in good faith. In connection with that determination, investment professionals from the Adviser and Sub-Adviser may provide the Board with valuations based upon the most recent portfolio company financial statements available and projected financial results of each portfolio company. While the valuation for certain private investments that do not have a readily available market quotation will be reviewed by an independent valuation firm at least quarterly, the ultimate determination of fair value will be made by the Board and not by such third-party valuation firm. With regard to NPLs, such investments will be valued in accordance with the valuation procedures adopted by the Fund and will not be reviewed by an independent valuation firm. In addition, each of the interested members of the Board has a pecuniary interest in the Adviser. The participation of the Adviser’s investment professionals in the Fund’s valuation process, and the pecuniary interest in the Adviser by certain members of the Board, could result in a conflict of interest as the Adviser’s management fee is based, in part, on the value of the Fund’s assets.

Conflicts of Interest Related to Direct Origination. In the ordinary course of business, the Fund may enter into transactions with portfolio companies that may be considered related party transactions. In order to ensure that the Fund does not engage in any prohibited transactions with any persons affiliated with the Fund, it has implemented certain written policies and procedures whereby the Fund’s executive officers screen each of the Fund’s transactions for any possible affiliations between the proposed portfolio investment and the Fund, companies controlled by the Fund or its executive officers and directors. The Fund will not enter into any agreements unless and until it is satisfied that doing so will not raise concerns under the 1940 Act or, if such concerns exist, it has taken appropriate actions to seek review and approval by the Board or exemptive relief for such transaction. The Board will review these procedures on a periodic basis and approve any transaction relying on exemptive relief, which permits the Co-Investment Program.

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U.S. Federal Income Tax Matters

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See “U.S. Federal Income Tax Matters.”

Distribution Policy

The Fund’s distribution policy is to accrue dividends daily (Saturdays, Sundays and holidays included) and to distribute as of the last business day of each quarter. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Distributions are made at the class level, so they may vary from class to class within the Fund. See “Dividend Reinvestment Policy.”

Custodian

The Bank of New York Mellon Trust Company, National Association (“Custodian”) serves as the Fund’s custodian. See “Management of the Fund.”

SUMMARY OF FUND EXPENSES

Shareholder Transaction Expenses	Class A	Class C
Maximum Sales Load (as a percent of offering price)	5.75%	None
Contingent Deferred Sales Charge[1]	None	1.00%
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.85%	1.85%
Other Expenses	1.48%	2.23%
Shareholder Servicing Expenses	0.25%	0.25%
Distribution Fee	None	0.75%[2]
Remaining Other Expenses[3]	1.23%	1.23%
Total Annual Expenses[4]	3.33%	4.08%
Fee Waiver and Reimbursement	(0.72)%	(0.72)%
Total Annual Expenses (after fee waiver and reimbursement)	2.61%	3.36%

[1]	Class C shareholders may be subject to a contingent deferred sales charge on shares repurchased during the first 365 days after their purchase.
[2]	Class C shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the average daily net assets attributable to Class C shares and is payable on a monthly basis. See “Plan of Distribution.”
[3]	CLO expenses are not included in the Other Expenses. If such expenses were included, they would be approximately 0.01% of the Fund’s net assets.
[4]	The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the Expense Limitation Agreement) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (including offering expenses, but excluding taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.60% and 3.35% per annum of the Fund’s average daily net assets attributable to Class A and Class C shares, respectively (the Expense Limitation). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect at least through April 30, 2020, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days’ written notice to the Adviser. See “Management of the Fund.” The total annual expenses in this fee table is different from the ratio of expenses to average net assets given in the Financial Highlights, because the Financial Highlights do not include acquired fund fees and expenses of 0.0094%.

The Summary of Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales load discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $100,000 in the Fund. More information about these and other discounts is available from your financial professional and in “Purchase Terms” starting on page 38 of this prospectus. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 27 of this prospectus.

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The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return (the Example assumes the Fund’s Expense Limitation Agreement will remain in effect for only one year):

Share Class	1 Year	3 Years	5 Years	10 Years
Class A	$82	$148	$215	$394
Class C	$34	$118	$203	$423

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return (the Example assumes the Fund’s Expense Limitation Agreement will remain in effect for only one year), and you redeemed your shares in full at the end of such period.

Share Class	1 Year	3 Years	5 Years	10 Years
Class A	$82	$148	$215	$394
Class C*	$44	$118	$203	$423

*

If the Contingent Deferred Sales Charge applies. See “Contingent Deferred Sales Charge “ under “Quarterly Repurchases of Shares.” If the Contingent Deferred Sales Charge does not apply, the hypothetical expenses you would pay on $1,000 investment in Class C shares would be $34, assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, and you redeemed your shares in full at the end of the 1 Year period.

Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee. However, if shareholders request repurchase proceeds be paid by wire transfer, such shareholders may be assessed an outgoing wire transfer fee at the prevailing rates charged by DST. The Fund also has paid offering costs in connection with the initial offering of the shares, which was $83,178, which is subject to the 2.60% and 3.35% per annum limitation on expenses attributable to Class A and Class C shares, respectively. These offering expenses were amortized over the first twelve months of the Fund’s operations. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

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FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for shares of the Fund. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements, which have been audited by PricewaterhouseCoopers, LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated December 31, 2018. To request the Fund’s Annual Report, please call 1-888-926-2688. The table below sets forth financial data for one Class A share and one Class C share of beneficial interest outstanding throughout the period presented.

Griffin Institutional Access Credit Fund – Class A	CONSOLIDATED FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Period Presented

	For the Year Ended December 31, 2018		For the Period April 3, 2017 (Commencement of Operations) to December 31, 2017
Net asset value, beginning of period	$25.30		$25.00

INCOME FROM INVESTMENT OPERATIONS:
Net investment income(a)	1.52		0.92
Net realized and unrealized gain/(loss)	(1.27)		0.16
Total from investment operations	0.25		1.08

DISTRIBUTIONS:
From net investment income(b)	(1.54)		(0.78)
Total distributions	(1.54)		(0.78)

Net increase/(decrease) in net asset value	(1.29)		0.30
Net asset value, end of period	$24.01		$25.30
TOTAL RETURN(c)	0.93%		4.38%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000s)	$31,350		$14,581
Ratios to Average Net Assets
Ratio of expenses to average net assets excluding fee waivers and reimbursements	3.32%		5.15	%(d)(e)
Ratio of expenses to average net assets including fee waivers and reimbursements	0	%(f)	0	%(f)
Ratio of net investment income to average net assets	6.09%		4.86	%(d)

Portfolio turnover rate(g)	56%		48%

(a)	Calculated using the average shares method.
(b)	Distributions are based on a daily accrual of net investment income, which will vary based on investment yields and daily shares outstanding.
(c)

Total returns are for the period indicated and have not been annualized and do not reflect the impact of sales charge. Total returns would have been lower had certain expenses not been waived during the period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(d)	Annualized.
(e)	The gross expense ratio included non-recurring organizational costs.
(f)

The Adviser voluntarily has absorbed all of the operating expenses of the Fund since the commencement of the Fund’s operations. The Adviser will continue to bear such expenses on a going forward basis in its discretion and is under no obligation to continue to do so for any specified period of time. In the absence of the election by the Fund’s investment adviser to bear all of the Fund’s operating expenses, the ratio of expenses to average net assets including fee waivers and reimbursements would have been higher.

(g)	Portfolio turnover rate for periods less than one full year has not been annualized and is calculated at the Fund level.

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Griffin Institutional Access Credit Fund – Class C	CONSOLIDATED FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Period Presented

	For the Year Ended December 31, 2018		For the Period April 3, 2017 (Commencement of Operations) to December 31, 2017
Net asset value, beginning of period	$25.30		$25.00

INCOME FROM INVESTMENT OPERATIONS:
Net investment income(a)	1.52		0.91
Net realized and unrealized gain/(loss)	(1.27)		0.17
Total from investment operations	0.25		1.08

DISTRIBUTIONS:
From net investment income(b)	(1.54)		(0.78)
Total distributions	(1.54)		(0.78)

Net increase/(decrease) in net asset value	(1.29)		0.30
Net asset value, end of period	$24.01		$25.30
TOTAL RETURN(c)	0.94%		4.37%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000s)	$18,091		$6,681
Ratios to Average Net Assets
Ratio of expenses to average net assets excluding fee waivers and reimbursements	4.07%		6.25	%(d)(e)
Ratio of expenses to average net assets including fee waivers and reimbursements	0	%(f)	0	%(f)
Ratio of net investment income to average net assets	6.12%		4.83	%(d)

Portfolio turnover rate(g)	56%		48%

(a)	Calculated using the average shares method.
(b)	Distributions are based on a daily accrual of net investment income, which will vary based on investment yields and daily shares outstanding.
(c)

Total returns are for the period indicated and have not been annualized and do not reflect the impact of sales charge. Total returns would have been lower had certain expenses not been waived during the period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(d)	Annualized.
(e)	The gross expense ratio included non-recurring organizational costs.
(f)

The Adviser voluntarily has absorbed all of the operating expenses of the Fund since the commencement of the Fund’s operations. The Adviser will continue to bear such expenses on a going forward basis in its discretion and is under no obligation to continue to do so for any specified period of time. In the absence of the election by the Fund’s investment adviser to bear all of the Fund’s operating expenses, the ratio of expenses to average net assets including fee waivers and reimbursements would have been higher.

(g)	Portfolio turnover rate for periods less than one full year has not been annualized and is calculated at the Fund level.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares, after payment of any applicable sales load, will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt. The Fund will pay organizational costs and its offering expenses incurred with respect to its initial and continuous offering. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate. While the Fund does not anticipate a delay in the investment of net proceeds from investors, the Fund will seek shareholder approval if the net proceeds are not invested within six months of the Fund’s initial offering in accordance with the rules under the 1940 Act.

THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on April 5, 2016. The Fund’s principal office is located at Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245, and its telephone number is 1-888-926-2688.

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INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.

The Fund pursues its investment objective by investing in a range of secured and unsecured debt obligations, which may be syndicated, consisting of U.S. high yield securities, global high yield securities and other fixed-income and fixed-income related securities, including direct originated debt obligations and CLOs. The Fund may also invest in issuers outside the U.S., with a focus on issuers in Canada and Europe. The Fund generally focuses its investment activities on companies that the Adviser and BCSF believe have leading market positions, significant asset or franchise values, strong free cash flows, experienced senior management teams and high-quality sponsors (if the company is externally sponsored) without regard to market capitalization. The portfolio may consist of high yield bonds and bank loans, equity securities, CLOs, and, to a lesser extent, non-performing loans (“NPLs”). The portfolio may also consist of senior direct lending investments (“SDL”), which may also include subordinate and unitranche direct lending. The Fund may also acquire warrants and other equity interests through its direct lending activities. The mix of assets is flexible and responsive to market conditions; however, the Adviser and Sub-Adviser expect, under normal circumstances, high yield bonds and bank loans to constitute 30% to 70% of the Fund’s portfolio, and SDLs and NPLs to constitute 10% to 65% of the Fund’s portfolio. The Fund invests in SDLs and NPLs pursuant to exemptive relief from the SEC that permits the Fund to participate in the Co-Investment Program. The Co-Investment Program allows the Fund to co-invest in privately negotiated investment transactions with certain affiliates of Bain Capital Credit, subject to the conditions of the exemptive relief. The Fund invests its assets primarily in both Public Corporate Debt Investments and Private Corporate Debt Investments (as each term is defined below):

●	Public Corporate Debt – The Fund invests primarily in Public Corporate Debt Investments as selected by the Sub-Adviser.

●

Private Corporate Debt – The Fund’s Private Corporate Debt Investments primarily consists of bank loans, CLOs, SDLs and, to a lesser extent, NPLs selected by the Sub-Adviser. The Sub-Adviser may also originate investments for the Fund, primarily SDLs and NPLs, through the Co-Investment Program.

Under normal circumstances, at least 80% of the Fund’s net assets plus borrowings for investment purposes is invested in debt securities, which may include high yield securities, bank loans, SDLs, NPLs (to a lesser extent) and CLOs (excluding equity tranches of CLOs). The Fund executes its investment strategy primarily by seeking to invest in a broad portfolio of both public and private debt securities, with the allocation between the public and private securities determined by the Adviser and Sub-Adviser to seek the best risk-adjusted returns.

By investing in the Fund, the Adviser expects that shareholders may realize (either directly or indirectly) the following potential benefits:

●

Exposure to Both Public and Private Corporate Debt Investments – The Sub-Adviser engaged by the Adviser brings expertise and experience with respect to Public Corporate Debt Investments and Private Corporate Debt Investments. Due to the institutional client focus of the Sub-Adviser, a retail investor may not otherwise have an ability to invest in a product advised by the Sub-Adviser and gain exposure to its expertise and experience. In addition, many of the Private Corporate Debt Investments selected by the Sub-Adviser in which the Fund invests are intended for large, institutional investors and have a large minimum investment size and other investor criteria that might otherwise limit their availability to individual, non-institutional investors. Thus, the Fund enables investors to invest in Private Corporate Debt Investments, and other investments selected by or originated by the Sub-Adviser that may not be otherwise available to individual, non-institutional investors. Further, the Adviser and Sub-Adviser seek to allocate the Fund’s investments between Private Corporate Debt Investments and Public Corporate Debt Investments to achieve potentially higher risk-adjusted returns.

●

Access to Bain Capital’s Resources. The Fund’s Adviser and Sub-Adviser have the opportunity to draw upon the resources of the Sub-Adviser’s affiliates. BCSF is an affiliate of Bain Capital Credit, LP (“Bain Capital Credit”). Bain Capital Credit was formed in 1998 as the credit investing arm of Bain Capital, LP (“Bain Capital”), one of the world’s premier alternative investment firms, with approximately $105 billion in assets under management as of September 30, 2018. BCSF has entered into a resource sharing agreement with Bain Capital Credit, pursuant to which Bain Capital Credit will provide BCSF with experienced investment professionals and access to the resources of Bain Capital Credit. Bain Capital Credit invests across the full spectrum of credit strategies, including leveraged loans, high-yield bonds, distressed debt, direct lending, structured products, non-performing loans and equities. With offices in Boston, Chicago, New York, London, Dublin, Hong Kong, Sydney, Madrid, Guangzhou, Seoul, and Melbourne, Bain Capital Credit and its subsidiaries have a global footprint with approximately $39 billion in assets under management as of January 1, 2019.

●

Leading U.S. Platform Provides Access to Proprietary Relationship-Based Deal Flow. The Fund’s Adviser and Sub-Adviser have nationwide networks of relationships, including access to senior managers from current and former Bain Capital affiliated portfolio companies. In addition, the Adviser and Sub-Adviser will benefit from their respective affiliates’ relationships with lenders, accounting firms, financial and legal advisors, and restructuring professionals. Bain Capital Credit’s investment professionals, senior advisors and operating partners generate proprietary deal flow, often uncovering or developing attractive investment opportunities before these deals come to the attention of intermediaries or other investors. In addition, members of the Bain Capital Credit team have networks and personal relationships with senior leveraged finance professionals at many of the major commercial and investment banks as well as contacts at a variety of regional and local intermediaries, including regional investment banking firms, business brokers, accountants and lawyers. Bain Capital Credit and its affiliates are commonly sought out as strategic partners as their capital investments are often highly tailored and structured to meet the needs of management.

●

Ability to Invest in Directly Originated Debt. The Fund expects that a portion of its investments will be in direct, originated transactions with companies that the Adviser and Sub-Adviser believe are underserved by the traditional banking system, although the Fund also may source transactions via the private equity sponsor channel through the Co-Investment Program. The Sub-Adviser employs investment professionals focused on the direct origination of debt products. The Fund seeks to originate debt investments by leveraging the Sub-Adviser’s global network of relationships. Specifically, the Adviser, with the assistance of the Sub-Adviser, intends to source investment opportunities through a combination of: (i) direct origination efforts of BCSF’s investment team as a result of its contacts with companies, including corporate relationships and experienced senior management teams; (ii) access to networks of relationships, including senior managers

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from current and former Bain Capital affiliated portfolio companies; (iii) long-standing relationships with Wall Street professionals, industry executives and strategic partners; and (iv) relationships with sponsors and other industry contacts. The Adviser, with the assistance of the Sub-Adviser, also seeks to partner, from time to time, with venture capital firms and source investments from a variety of regional and local intermediaries, including regional investment banking firms, business brokers, accountants and lawyers, rather than solely from large commercial or investment banks. The Fund believes that the experience of the Adviser’s and Sub-Adviser’s respective investment teams in working directly with borrowers to create customized financing solutions will enable the Fund to seek to deliver attractive yields to investors while eliminating intermediaries who extract fees for their services.

In certain circumstances or market environments, the Fund may reduce its investment in debt securities and hold a larger position in cash or cash equivalents. The Fund may invest in debt securities of any duration, maturity, or credit quality, including high yield securities (also known as “junk bonds”). The Fund’s debt investments may take the form of corporate loans or corporate bonds, which may be secured or unsecured, and may, in some cases, be accompanied by warrants, options or other forms of equity participation. The Fund may also allocate capital for investment in any part of the capital structure, including distressed and more subordinated positions, where the Adviser and Sub-Adviser believe the borrower and the potential investment present an opportunity for risk-adjusted income and returns. The Fund’s SDLs are focused primarily in middle-market companies with between $10 million and $150 million in annual EBITDA. The Adviser and Sub-Adviser focus on senior investments with a first or second lien on collateral and strong structures and documentation intended to protect the lender. The Fund may separately purchase common or preferred equity interests in transactions. The Fund’s portfolio may include fixed-rate investments that generate absolute returns as well as floating-rate investments that may provide protection in rising interest rate and inflationary environments. The Fund may also invest in non-controlling interests in equity and junior debt tranches of CLOs, CDOs, which include CBOs and other securitized products, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics).

The Fund defines “fixed-income and fixed-income related securities” to consist of: (i) loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics) of corporate borrowers; and (ii) equity of investment funds, which may include Public Investment Funds, including Public BDCs, closed and open-end funds, ETFs and Index Funds that invest principally in loans and fixed-income (or other instruments, including derivative instruments, with similar economic characteristics).

Certain investments of the Fund will be held in wholly-owned and controlled single-asset subsidiaries (the “Single-Asset Subsidiaries”), which are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The Fund will also execute a portion of its strategy by investing in a wholly-owned and controlled foreign subsidiary (the “NPL Subsidiary”; together with the Single-Asset Subsidiary, the “Subsidiaries”), which invests the majority of its assets in NPLs subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The principal investment strategies and principal investment risks of the Subsidiaries are also principal investment strategies and principal risks of the Fund and are reflected in this Prospectus. The financial statements of the Subsidiaries will be consolidated with those of the Fund. Because the Fund may invest a substantial portion of its assets in the Subsidiaries, which may hold some of the investments described in this Prospectus, the Fund may be considered to be investing indirectly in some of those investments through its Subsidiaries. For that reason, references to the Fund may also include the Subsidiaries.

The Subsidiaries will be subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Fund. The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure and leverage on an aggregate basis with the Subsidiaries. In addition, the Subsidiaries comply with the provisions of the 1940 Act relating to affiliated transactions and custody. The Fund’s custodian also serves as the custodian to the Subsidiaries.

The Adviser and Sub-Adviser, who also serve in those roles for the NPL Subsidiary, will also comply with the provisions of the 1940 Act regarding investment advisory contracts and are considered to be an investment adviser to the Fund under the 1940 Act.

By investing in NPLs indirectly through the NPL Subsidiary, the Fund intends to obtain exposure to the NPL market within the federal tax requirements that apply to the Fund under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Subchapter M requires, among other things, that at least 90% of the Fund’s gross income be derived from certain qualifying sources, such as dividends, interest, gains from the sale of stock or other securities, and certain other income derived from securities or derived with respect to the Fund’s business of investing in securities (typically referred to as “qualifying income”). The Fund will make investments in certain NPLs through the NPL Subsidiary because income from these derivatives is not treated as “qualifying income” for purposes of the 90% gross income requirement if the Fund invests in the derivative directly.

In the past, the Internal Revenue Service issued a number of private letter rulings to other investment companies (unrelated to the Fund), which indicated that certain income from a fund’s investment in a wholly-owned foreign subsidiary would constitute “qualifying income” for purposes of Subchapter M. However, the Fund does not have a private letter ruling, and the Internal Revenue Service no longer issues such private letter rulings. Moreover, in September 2016, the Internal Revenue Service issued proposed regulations that, if finalized in proposed form, would provide that the income which the Fund derives from its investment in the NPL Subsidiary in any taxable year would only be treated as “qualifying income” for purposes of the 90% gross income requirement of Subchapter M to the extent that the NPL Subsidiary makes certain dividend distributions to the Fund out of the NPL Subsidiary’s earnings and profits for that same taxable year. Therefore, the NPL Subsidiary will, no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the NPL Subsidiary, in an amount approximately equal to the total amount of “Subpart F” income (as defined in Section 951 of the Code) generated by or expected to be generated by the NPL Subsidiary’s investments during the fiscal year.

The Fund may also invest up to 15% of its assets in Private Debt Funds; and non-controlling interests in equity tranches of CDOs, which include CBOs, CLOs and other securitized products, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics).

The Fund may employ leverage, including borrowing from banks in an amount of up to 33.33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund anticipates engaging in borrowings and utilizing leverage. The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Private Debt Funds in which the Fund invests may also employ leverage.

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Between 10% and 75% of the Fund’s assets may be invested in debt securities of foreign issuers. Substantially all of the Fund’s assets may be invested in debt securities rated below investment grade, which are also known as “junk securities.”

The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

Fund’s Target Investment Portfolio

The Adviser and Sub-Adviser execute the Fund’s investment strategy primarily by seeking to invest in a broad portfolio of debt securities, primarily Public Corporate Debt Investments and Private Corporate Debt Investments. The Fund may also invest in ETFs, Index Funds, and Public Investment Funds, as well as other publicly traded income producing equity securities. With respect to making Private Corporate Debt Investments in which the Fund invests, the Adviser and Sub-Adviser consider various inputs regarding the potential issuer, including leading market positions, significant asset or franchise values, strong free cash flow, experienced senior management teams and high-quality sponsors (if the company is externally sponsored).

The Fund may invest in a variety of investments in pursuing its investment objective, including:

Bank Obligations. The Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers’ acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

Fixed-Income Instruments. Fixed-income instruments include high-yield corporate debt securities, or bonds, or U.S. government debt securities. The issuer of a fixed-income instrument pays the investor a fixed- or variable-rate of interest and normally must repay the amount borrowed on or before maturity. Certain bonds are “perpetual” in that they have no maturity date. Holders of fixed-income bonds, as creditors, have a prior legal claim over common and preferred stockholders as to both income and assets of the issuer for the principal and interest due them and may have a prior claim over other creditors but would be subordinate to any existing secured lenders with higher priority in the issuer’s capital structure. Fixed-income instruments may be secured or unsecured. The investment return of corporate bonds reflects interest on the security and changes in the market value of the security. The market value of a corporate bond, especially a fixed-rate bond, will generally rise and fall inversely with interest rates. The value of intermediate- and longer-term corporate bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term corporate bonds. The market value of a corporate bond also may be affected by the credit rating of the corporation, the corporation’s performance and perceptions of the corporation in the market place. There is a risk that the issuers of the securities may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. Corporate fixed-income instruments usually yield more than government or agency bonds due to the presence of credit risk. The Fund expects to principally invest in fixed-income instruments from issuers based in the U.S., Canada and Europe.

Secured Debt. Secured debt, including senior secured debt, unitranche debt and second lien debt, will have liens on the assets of the borrower that will serve as collateral in support of the repayment of such debt and will typically have maturities of three to ten years.

Senior Secured Debt. Senior secured debt will be structured with first-priority liens on the assets of the borrower. Senior secured debt will have liens on the assets of the borrower that will serve as collateral in support of the repayment of such debt. This collateral will take the form of first-priority liens on the assets of the borrower. Senior secured debt may provide for moderate loan amortization in the early years of the loan, with the majority of the amortization deferred until loan maturity.

Unitranche Debt. Unitranche debt will be structured as senior secured debt, including first priority liens on an issuer’s assets as discussed above. Unitranche debt typically provides for moderate loan amortization in the initial years of the facility, with the majority of the principal payment deferred until loan maturity. Since unitranche debt generally allows the borrower to make a large lump sum payment of principal at the end of the loan term, there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. In some cases, the Fund will be the sole lender, or the Fund together with its affiliates will be the sole lender, of unitranche debt, which can provide the Fund with more influence interacting with a borrower in terms of monitoring and, if necessary, remediation in the event of underperformance.

Second Lien Debt. Second lien debt will be structured as junior, secured debt, including second priority liens on an issuer’s assets. This debt typically provides for moderate loan amortization in the initial years, with the majority of the amortization deferred until maturity.

Unsecured Debt. Unsecured debt, including senior unsecured and subordinated debt, will not be secured by any collateral and will be effectively subordinated to the borrower’s secured indebtedness (to the extent of the collateral securing such indebtedness) and will typically have maturities of three to ten years.

Senior Unsecured Debt. Senior unsecured debt will be structured as debt that ranks senior in right of payment to any of the borrower’s unsecured indebtedness that is contractually subordinated to such debt. This debt generally provides for fixed interest rates and amortizes evenly over the term of the loan. Senior unsecured debt is generally less volatile than subordinated debt due to its priority to creditors over subordinated debt.

Subordinated Debt. Subordinated debt will be structured as unsecured, subordinated debt that provides for relatively high, fixed interest rates that provides the Fund with significant current interest income. This debt typically will have interest-only payments (often representing a combination of cash pay and Payment In Kind (“PIK”) interest) in the early years, with amortization of principal deferred to maturity. Subordinated debt generally allows the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the

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borrower is unable to pay the lump sum or refinance the amount owed at maturity. Subordinated debt is generally more volatile than secured debt and may involve a greater risk of loss of principal. Subordinated debt often includes a PIK feature, which effectively operates as negative amortization of loan principal, thereby increasing credit risk exposure over the life of the debt.

Collateralized Loan Obligations. A CLO is a financing company (generally called a Special Purpose Vehicle or “SPV”), created to reapportion the risk and return characteristics of a pool of assets. While the assets underlying CLOs are typically secured loans, the assets may also include (i) unsecured loans, (ii) debt securities that are rated below investment grade, (iii) debt tranches of other CLOs and (iv) equity securities incidental to investments in secured loans. The Fund may invest in lower tranches of CLOs, which typically experience a lower recovery, greater risk of loss or deferral or non-payment of interest than more senior tranches of the CLO. In addition, the Fund invests in CLOs consisting primarily of individual secured loans of Borrowers and not repackaged CLO obligations from other high risk pools, although the Fund does intend to invest in some repackaged CLO obligations. The underlying secured loans purchased by CLOs are generally performing at the time of purchase but may become non-performing, distressed or defaulted. CLOs with underlying assets of non-performing, distressed or defaulted loans are not contemplated to comprise a significant portion of the Fund’s investments in CLOs. The key feature of the CLO structure is the prioritization of the cash flows from a pool of debt securities among the several classes of the CLO. The SPV is a company founded solely for the purpose of securitizing payment claims arising out of this diversified asset pool. On this basis, marketable securities are issued by the SPV which, due to the diversification of the underlying risk, generally represent a lower level of risk than the original assets. The redemption of the securities issued by the SPV typically takes place at maturity out of the cash flow generated by the collected claims.

Collateralized Debt Obligations. A CDO is a form of securitization vehicle that issues debt securities in several tranches with different levels of seniority. The most senior tranche generally will attract the highest investment-grade rating (AAA by S&P, Aaa by Moody’s and/or AAA by Fitch), with the more junior, subordinated tranches attracting successively lower ratings. The most junior, unrated tranche of securities issued by a CDO generally will be entitled to residual cash flows that remain after payment or interest and principal on more senior tranches. CDOs may be collateralized by a range of financial assets. CDOs collateralized primarily by corporate loans, generally to non-investment grade and middle market borrowers, are referred to as CLOs. See “Fund’s Target Investment Portfolio—Collateralized Loan Obligations” for further discussion of CLOs. Other forms include CDOs, CBOs, by trust preferred securities issued by banks and insurance companies (TruPS CDOs), and by other forms of asset-backed securities (ABS CDOs). Cash flows in a CDO are split into two or more tranches, varying in risk and yield. Normally, CDOs are privately offered and sold, and thus are not registered under the securities laws. As a result, investments in CDOs may be characterized as illiquid securities. CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the risk that the collateral may default or decline in value or be downgraded, if rated by a NRSRO; (iii) the Fund is likely to invest in tranches of CDOs that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) the investment return achieved by the Fund could be significantly different than those predicted by financial models; (vi) the lack of a readily available secondary market for CDOs; (vii) risk of forced “fire sale” liquidation due to technical defaults such as coverage test failures; and (viii) the CDO’s manager may perform poorly.

Exchange Traded Funds. ETFs are traded similarly to stocks and listed on major stock exchanges. Potential benefits of ETFs include diversification, cost and tax efficiency, liquidity, marginability, utility for hedging, the ability to go long and short, and (in some cases) quarterly dividends. An ETF may attempt to track a particular market segment or index.

Index Funds. An Index Fund is a mutual fund with an investment objective of seeking to replicate the performance of a specific securities index. Index Funds are typically not actively managed, and potential benefits include low operating expenses, broad market exposure and low portfolio turnover.

The Adviser, in conjunction with the Sub-Adviser, will use both a quantitative screening process and a qualitative selection process when selecting securities for investment by the Fund in connection with its strategy.

Investment Strategy – BCSF Process

BCSF assists the Adviser by providing ongoing research, opinions and selecting investments for the Fund’s portfolio. BCSF seeks to create an investment portfolio that generates current income and capital appreciation through rigorous, bottom-up credit selection. The portfolio is expected to consist of high yield bonds and bank loans, SDLs and, to a lesser extent, NPLs. The mix of assets is flexible and responsive to market conditions; however, the Adviser and Sub-Adviser expect, under normal circumstances, high yield bonds and bank loans to constitute 30% to 70% of the Fund’s portfolio, and SDLs and NPLs to constitute 10% to 65% of the Fund’s portfolio. The Fund invests in SDLs and NPLs pursuant to exemptive relief from the SEC that permits the Fund to participate in the Co-Investment Program. The Co-Investment Program allows the Fund to co-invest in privately negotiated investment transactions with certain affiliates of Bain Capital Credit, subject to the conditions of the exemptive relief.

The primary types of investments included in the Fund are:

Bank Loans. The Fund expects that a portion of its investments will consist of interests in loans originated by banks and other financial institutions. Bain Capital Credit, the Sub-Adviser’s affiliate, has managed investments in bank loans since its inception in 1998, and had approximately $22 billion in bank loan assets under management, as of January 1, 2019. The Fund may invest in term loans and revolving loans, loans that pay interest at a fixed or floating rate and loans that are senior or subordinated. However, when investing in bank loans, the Fund targets primarily senior secured loans that pay interest at a floating rate. In addition, the Fund may make investments in stressed or distressed bank loans acquired in secondary market transactions.

High Yield Debt. The Fund expects that a portion of the debt in which the Fund will invest will be rated below investment-grade by one or more nationally recognized statistical rating organizations or are unrated but are, in the Sub-Adviser’s opinion, of comparable credit quality to obligations rated below investment-grade, and have greater credit and liquidity risk than more highly rated debt obligations. Bain Capital Credit

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has managed investments in high yield debt since its inception in 1998, and had approximately $4 billion in high yield bonds under management as of January 1, 2019. High yield debt may be purchased in either public or private markets and provide cash, deferred, zero or pay-in-kind payment terms.

Senior Direct Lending. Bain Capital Credit has managed investments in SDL since its inception in 1998, and had approximately $6 billion in senior direct lending assets as of January 1, 2019. SDL investments are typically protected by collateral and can be in the form of asset-based revolving lines of credit or first and second lien loans to companies with EBITDA of $10 million to $150 million. These types of securities usually feature floating cash interest over a benchmark (such as LIBOR) with a floor, a purchase price with a slight discount to par, principal protection in the form of perfected liens on collateral, and a maturity of five to seven years. They differ based on the level (such as a first or second position) and type (such as inventory or property) of collateral protection and amount of scheduled amortization. The Fund may also engage in subordinated and unitranche direct lending. The Fund may also acquire, and subsequently hold, warrants and other equity interests.

Non-Performing Loans. BCSF views NPLs as attractive potential investments as they are candidates for disposal by banks largely because they are non-core and onerous for banks to hold given their high capital charges, lack of cash flow generation, and operationally intensive management requirements. As governments and regulators are increasingly focused on encouraging banks to acknowledge their problematic balance sheets and to recapitalize them, BCSF believes that the Fund may acquire NPLs from banks on potentially favorable terms. Bain Capital Credit has built a dedicated NPL team to identify and execute on differentiated portfolios, focusing primarily on complex, atypical collateral where a first mover advantage exists.

Structured Debt and Equity. The Fund may invest in CLOs and other structured products, consisting of CBOs, CDOs and credit-linked notes, including non-controlling interests in equity and junior debt tranches of CDOs, which include CBOs, CLOs and other securitized products. Bain Capital Credit is an experienced CLO manager and investor with a strong track record of over 18 years. Bain Capital Credit’s dedicated Structured Products team manages North American and European CLOs and evaluates opportunities in CLO debt and equity.

BCSF selects and monitors investments from the above asset classes based on an analytical approach that generally involves evaluating the following investment characteristics:

Idea Generation. BCSF’s professionals identify new investment opportunities primarily through industry analysis and relative value screens conducted by BCSF’s investment professionals. Investment opportunities also arise through BCSF’s network of relationships including restructuring advisors, commercial and investment banks.

Market Definition. Traditionally, the first step in BCSF’s fundamental competitive analysis is defining, as accurately as possible, the market in which a company competes. Market definition generally requires an assessment of the customer needs driving the consumption of a company’s products and services. If the market is defined too narrowly, substitute goods or services may be overlooked, and a company’s ability to affect pricing may be overestimated. Likewise, if the market is defined too broadly, competitive advantage may be underestimated. Many of the tools used in the definition process are derived from methodologies developed at consulting firms.

Market Size and Prospects for Growth. Once a market is defined, the next step in BCSF’s analysis is to attempt to determine the dollar size of the market and to assess its growth prospects. Although market information may often be available through publicly available information, BCSF’s professionals are trained to question the available data because of the inherent biases of the reporting authorities (e.g., trade publication, industry group, “independent” consultants). BCSF seeks to identify the primary drivers of growth (i.e., demographic trends, buying habits, technological shifts) to validate conclusions drawn by the public information. If validation is not possible, BCSF often derives its own industry growth model through primary source research.

Margin Analysis and Cost Structure. After examining the market environment in which a company operates, BCSF typically scrutinizes the company’s historical performance and prospects. This analysis centers around the company’s sustainable margins and its quality of earnings. BCSF’s professionals attempt to assess the sustainability of a company’s margins over time by tracking and projecting pricing trends in the industry (based on research regarding market definition, size and growth characteristics) and the company’s cost structure relative to its competitors. BCSF generally assesses a company’s quality of earnings through detailed margin analysis as well as evaluations of a company’s return on assets, paying particular attention to one-time charges and extraordinary events.

Competitive Landscape. In evaluating a company’s prospects, BCSF seeks to identify and assess the current and prospective competitors of that company. The scale economies, technological advantages, and cost efficiencies available to such competitors may then be compared and contrasted in order to benchmark a company’s relative strengths and weaknesses. Although a company may participate in a large, growing and otherwise attractive market, its prospects may depend on its ability to maintain a competitive advantage. BCSF’s professionals are trained to rigorously analyze a competitive landscape in order to determine whether a company can be expected to perform at levels consistent with the business plan proffered by the company’s management or other sponsors. A significant portion of this analysis is often conducted through interviews of portfolio company executives, other industry contacts, as well as competitors and suppliers.

Corporate Structure and Access to Capital Markets. BCSF generally reviews the corporate structure of each of its investments to understand how the company’s assets are distributed, which subsidiaries have the support of those assets and how any guarantees, liens or pledges will affect an investment in the company. BCSF also analyzes an issuer’s capitalization, its financial flexibility, debt amortization requirements, and the covenants, terms and conditions of the issuer’s outstanding debt and equity securities. Reviewing the various covenant levels and compliance issues is an important part of BCSF’s investment monitoring system. BCSF’s professionals have extensive experience analyzing the corporate structure and covenant issues in each of the targeted asset classes.

Regulatory, Tax and Legal Environment. As part of its review process, BCSF generally performs a review of potential regulatory, tax, and legal contingencies to assess any potential negative impact on the company’s value or ability to continue as an ongoing concern.

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Underwriting and Due Diligence. BCSF’s due diligence and underwriting process for the Fund’s prospective investments includes a review of the operational, financial, legal and industry performance and outlook for the prospective investment, review of industry data and analyst coverage and, if needed, consultation with outside experts regarding the creditworthiness of the borrower and the potential equity upside. These processes will continue during the portfolio monitoring process, when BCSF will analyze monthly and/or quarterly financial statements versus previous periods and the budget provided by the borrower, review financial projections, conduct field examinations, meet with management, attend board meetings, review all compliance certificates and covenants and regularly assess the financial and business conditions and prospects of portfolio companies

On-Going Monitoring. Closely monitoring financial performance and market developments of portfolio investments is critical to successful investment management. Accordingly, BCSF is actively involved in an on-going portfolio review process. To the extent a portfolio investment is not meeting plan, BCSF takes corrective action when appropriate.

Co-Investment Program

The Fund received an exemptive order from the SEC on March 22, 2018 that permits the Fund to, among other things, co-invest with affiliated accounts managed by Bain Capital Credit and/or certain of its affiliates. The exemptive order is subject to certain terms and conditions. The Sub-Adviser maintains an allocation policy, which is designed to fairly distribute investment opportunities among the affiliated accounts managed by Bain Capital Credit or its affiliates. Once an investment has been approved and is deemed to be in the Fund’s best interest, the Fund will participate alongside the affiliated accounts managed by Bain Capital Credit or its affiliates on equal terms and receive a pro rata share of the investment. Allocations among the Fund and other affiliated accounts managed by Bain Capital Credit or its affiliates are generally based on recommended amounts, which typically provides that such allocations are made pro rata based on the order size of each participating account. Under the terms of the Co-Investment Program, the Fund’s participation in potential co-investments proposed by the Sub-Adviser requires approval from the Adviser’s Investment Committee and a majority of the Fund’s Independent Trustees.

Through the Co-Investment Program, the Sub-Adviser will originate investments for the Fund, primarily SDLs and NPLs.

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s portfolio managers are subjective. The Fund may engage in borrowings and the use of leverage, to a limited extent, in acquiring investments.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. It is anticipated that the Fund’s annual portfolio turnover rate will ordinarily be between 25% and 75%. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the Underlying Funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the Underlying Funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s Statement of Additional Information.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund you should consider carefully the following risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisers before deciding whether to invest in the Fund.

Risks Related to an Investment in the Fund

Minimal Capitalization Risk. The Fund is not obligated to raise any specific amount of capital prior to commencing operations. There is a risk that the amount of capital actually raised by the Fund through the offering of its shares may be insufficient to achieve profitability or allow the Fund to realize its investment objective. An inability to raise additional capital may adversely affect the Fund’s financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements. Further, if the Fund is unable to raise sufficient capital, shareholders may bear higher expenses due to a lack of economies of scale.

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Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various asset types in which the Fund invests and, with respect to each such asset class, among debt securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Issuer and Non-Diversification Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There currently is no secondary market for the shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at net asset value. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management Risk. The net asset value of the Fund changes daily based on the performance of the securities in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular sector and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

Market Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Correlation Risk. The Fund seeks to produce returns that are less correlated to the broader financial markets. Although the prices of equity securities and fixed-income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Risks Related to the Fund’s Investments

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Secured Debt Risk. Secured debt holds the most senior position in the capital structure of a borrower. Secured debt in most circumstances is fully collateralized by assets of the borrower. Thus, it is generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders. Substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack resources to meet higher debt service requirements. The value of the Fund’s assets may also be affected by other uncertainties such as economic developments affecting the market for senior secured term loans or affecting borrowers generally. Moreover, the security for the Fund’s investments in secured debt may not be recognized for a variety of reasons, including the failure to make required filings by lenders, trustees or other responsible parties and, as a result, the Fund may not have priority over other creditors as anticipated.

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Secured debt usually includes restrictive covenants, which must be maintained by the borrower. The Fund may have an obligation with respect to certain senior secured term loan investments to make additional loans upon demand by the borrower. Such instruments, unlike certain bonds, usually do not have call protection. This means that such interests, while having a stated term, may be prepaid, often without penalty. The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the borrower. Prepayment would cause the actual duration of a senior loan to be shorter than its stated maturity.

Secured debt typically will be secured by pledges of collateral from the borrower in the form of tangible and intangible assets. In some instances, the Fund may invest in secured debt that is secured only by stock of the borrower or its subsidiaries or affiliates. The value of the collateral may decline below the principal amount of the senior secured term loans subsequent to an investment by the Fund.

Subordinated and Unsecured or Partially Secured Loans Risk. The Fund may invest in unsecured loans and secured subordinated loans, including second and lower lien loans. Second lien loans are generally second in line in terms of repayment priority. A second lien loan may have a claim on the same collateral pool as the first lien or it may be secured by a separate set of assets. Second lien loans generally give investors priority over general unsecured creditors in the event of an asset sale. The priority of the collateral claims of third or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market and liquidity risk, and interest rate risk. Due to their lower place in the borrower’s capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same borrower.

Structured Products Risk. The Fund may invest in CDOs and other structured products, consisting of CBOs, CLOs and credit-linked notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.

The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.

Certain structured products may be thinly traded or have a limited trading market. CLOs and credit-linked notes are typically privately offered and sold.

Counterparty Risk. The Fund’s investments may be exposed to the credit risk of the counterparties with which, or the dealers, brokers and exchanges through which, the Fund deals, whether in exchange-traded or OTC transactions. The Fund may be subject to the risk of loss of Fund assets on deposit or being settled or cleared with a broker in the event of the broker’s bankruptcy, the bankruptcy of any clearing broker through which the broker executes and clears transactions on behalf of the Fund, the bankruptcy of an exchange clearing house or the bankruptcy of any other counterparty. In the case of any such bankruptcy, it is expected that all securities and other assets deposited with such broker or dealer will be clearly identified as being assets of the Fund and the Fund should not be exposed to a credit risk with regard to such parties. However, it may not always be possible to achieve this and the Fund might recover, even in respect of property specifically traceable to the Fund, only a pro rata share of all property available for distribution to all of the counterparty’s customers and counterparties. Such an amount may be less than the amounts owed to the Fund. Such events would have an adverse effect on the Fund’s NAV.

Bank Loans Risk. The Fund expects that some of its investments will consist of interests in loans originated by banks and other financial institutions. The loans invested in by the Fund may include term loans and revolving loans, may pay interest at a fixed or floating rate and may be senior or subordinated. Purchasers of bank loans are predominantly commercial banks, investment funds and investment banks. As secondary market trading volumes for bank loans increase, new bank loans are frequently adopting standardized documentation to facilitate loan trading which should improve market liquidity. The bank loan market currently, however, is facing unprecedented levels of illiquidity and volatility. There can be no assurance as to when or even if this current market illiquidity and volatility will abate or that future levels of supply and demand in bank loan trading will provide an adequate degree of liquidity, that the current period of illiquidity will not persist or worsen and that the market will not experience periods of significant illiquidity in the future. In addition, the Fund will make investments in stressed or distressed bank loans which are often less liquid than performing bank loans.

The Fund may acquire interests in bank loans either directly (by way of sale or assignment) or indirectly (by way of participation). The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, its rights can be more restricted than those of the assigning institution. Participation interests in a portion of a debt obligation typically result in a contractual relationship only with the institution participating out the interest, not with the borrower. In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, nor any rights of set-off against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will assume the credit risk of both the borrower and the institution selling the participation. A selling institution voting in connection with a potential waiver of a default by a borrower may have interests different from those of the Fund, and the selling institution might not consider the interests of the Fund in connection with its vote. Notwithstanding, most participation agreements with respect to loans provide that the selling institution may not vote in favor of any amendment, modification or waiver that forgives principal, interest or fees, reduces principal, interest or fees that are payable, postpones any payment of principal (whether a scheduled payment or a mandatory prepayment), interest or fees or releases any material guarantee or collateral without the consent of the participant (at least to the extent the participant would be affected by any such amendment, modification or waiver). In addition, many participation agreements with respect to Loans that provide voting rights to the participant further provide that if the participant does not vote in favor of amendments, modifications or waivers, the selling institution may repurchase such participation at par.

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Non-Performing Loans Risk. The Fund’s investments are expected to include investments in non-performing and sub-performing loans which often involve workout negotiations, restructuring and the possibility of foreclosure. These processes are often lengthy and expensive. In addition, the Fund’s investments may include securities and debt obligations of financially distressed issuers, including companies involved in bankruptcy or other reorganization and liquidation proceedings. As a result, the Fund’s investments may be subject to additional bankruptcy related risks, and returns on such investments may not be realized for a considerable period of time. There can be no assurance as to the amount and timing of payments with respect to the loans.

Direct Lending Risk. To the extent the Fund is the sole lender in privately offered debt, it may be solely responsible for the expense of servicing that debt, including, if necessary, taking legal actions to foreclose on any security instrument securing the debt (e.g., the mortgage or, in the case of a mezzanine loan, the pledge). This may increase the risk and expense to the Fund compared to syndicated or publicly offered debt.

Direct Origination Risk. A portion of the Fund’s investments may be originated through the Co-Investment Program. The results of the Fund’s operations depend on several factors, including the availability of opportunities for the origination or acquisition of target investments, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets and economic conditions. Further, the Fund’s inability to raise capital and the risk of portfolio company defaults may materially and adversely affect the Fund’s investment originations, business, liquidity, financial condition, results of operations and its ability to make distributions to its shareholders. In addition, competition for originations of and investments in the Fund’s target investments may lead to the price of such assets increasing, which may further limit its ability to generate desired returns. Also, as a result of this competition, desirable investments in the Fund’s target investments may be limited in the future and the Fund may not be able to take advantage of attractive investment opportunities from time to time, as the Fund can provide no assurance that the Adviser and Sub-Adviser will be able to identify and make investments that are consistent with its investment objective.

Sourcing Investment Opportunities Risk. The Fund has not identified the potential investments for its portfolio that it will acquire. It cannot be certain that the Adviser and Sub-Adviser will be able to locate a sufficient number of suitable investment opportunities to allow the Fund to fully implement its investment strategy. In addition, privately negotiated investments in loans and illiquid securities of private middle-market companies require substantial due diligence and structuring, and the Fund may not be able to achieve its anticipated investment pace. These factors increase the uncertainty, and thus the risk, of investing in the Fund. To the extent the Fund is unable to deploy its capital, its investment income and, in turn, the results of its operations, will likely be materially adversely affected.

CLO Risk. In addition to the general risks associated with debt securities and structured products discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

CLO equity and junior debt securities that the Fund may acquire are subordinated to more senior tranches of CLO debt. CLO equity and junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs and structured notes. See “Tax Status” in the Fund’s SAI.

Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.

The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.

The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full. The Fund’s CLO investments and/or the underlying senior secured loans may prepay more quickly than expected, which could have an adverse impact on the Company’s net assets.

Mezzanine Securities Risk. Most of the Fund’s mezzanine securities and other investments (if any) are expected to be unsecured and made in companies whose capital structures have significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the securities and other investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the portfolio company’s assets, some or all of such terms may not be part of particular investments. Mezzanine securities and other investments generally are subject to various risks including, without limitation: (i) a subsequent characterization of an investment as a “fraudulent conveyance”; (ii) the recovery as

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a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so-called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to collateral securing the obligations.

High Yield Debt Risk. A substantial portion of the high yield debt in which the Fund invests are rated below investment-grade by one or more nationally recognized statistical rating organizations or are unrated but of comparable credit quality to obligations rated below investment-grade, and have greater credit and liquidity risk than more highly rated debt obligations. Lower-rated securities may include securities that have the lowest rating or are in default. High yield debt is generally unsecured and may be subordinate to other obligations of the obligor. The lower rating of high yield debt reflects a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the obligor to make payment of principal and interest. Many issuers of high yield debt are highly leveraged, and their relatively high debt-to-equity ratios create increased risks that their operations might not generate sufficient cash flow to service their debt obligations. In addition, many issuers of high yield debt may be in poor financial condition, experiencing poor operating results, having substantial capital needs or negative net worth or be facing special competitive or product obsolescence problems, and may include companies involved in bankruptcy or other reorganizations or liquidation proceedings. Certain of these securities may not be publicly traded, and therefore it may be difficult to obtain information as to the true condition of the issuers. Overall declines in the below investment-grade bond and other markets may adversely affect such issuers by inhibiting their ability to refinance their debt at maturity. High yield debt is often less liquid than higher rated securities.

High yield debt is often issued in connection with leveraged acquisitions or recapitalizations in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. High yield debt has historically experienced greater default rates than has been the case for investment-grade securities. The Fund may also invest in equity securities issued by entities with unrated or below investment-grade debt.

High yield debt may also be in the form of zero-coupon or deferred interest bonds, which are bonds which are issued at a significant discount from face value. The original discount approximates the total amount of interest the bonds will accrue and compound over the period until maturity or the first interest accrual date at a rate of interest reflecting the market rate of the security at the time of issuance. While zero-coupon bonds do not require the periodic payment of interest, deferred interest bonds generally provide for a period of delay before the regular payment of interest begins. Such investments experience greater volatility in market value due to changes in the interest rates than bonds that provide for regular payments of interest.

Investing in lower-rated securities involves special risks in addition to the risks associated with investments in higher-rated fixed income securities, including a high degree of credit risk. Lower-rated securities may be regarded as predominately speculative with respect to the issuer’s continuing ability to meet principal and interest payments. Analysis of the creditworthiness of issuers/issues of lower-rated securities may be more complex than for issuers/issues of higher quality debt securities. Securities that are in the lowest rating category are considered to have extremely poor prospects of ever attaining any real investment standing, to have a current identifiable vulnerability to default and/or to be unlikely to have the capacity to pay interest and repay principal. The secondary markets on which lower-rated securities are traded may be less liquid than the market for higher grade securities. Less liquidity in the secondary trading markets could adversely affect and cause large fluctuations in the value of the Fund’s portfolio. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of lower-rated securities, especially in a thinly traded market.

The use of credit ratings as the sole method of evaluating lower-rated securities can involve certain risks. For example, credit ratings evaluate the safety of principal and interest payments, not the market value risk of lower-rated securities. Also, credit rating agencies may fail to change credit ratings in a timely fashion to reflect events since the security was rated.

Preferred Securities Risk. There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights. Interest rate risk is, in general, the risk that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed-income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed-income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed-income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Fixed-income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund. In addition, the Fund may invest in fixed-income and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities with a conversion value that is the same as the value of the bond or preferred share have characteristics similar to common stocks. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad

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market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, by the Fund will magnify the Fund’s gains or losses. The use of leverage via short selling and short positions in futures contracts will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund to have higher expenses (especially interest and/or short selling related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns on the Fund

Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Equity Securities Risks. Equity securities are susceptible to general stock market fluctuations and to volatile increases and decreases in value. The equity securities held by the Fund may experience sudden, unpredictable drops in value or long periods of decline in value. This may occur because of factors affecting securities markets generally, the equity securities of a particular sector, or a particular company. When the values of equity securities decline, it could, in turn, adversely affect the value of the Fund investments, regardless of the performance or expected performance of companies in which the Fund invests.

Originated Investments Risks. The Fund may originate certain of its investments with the expectation of later syndicating a portion of such investment to third parties. Prior to such syndication, or if such syndication is not successful, the Fund’s exposure to the originated investment may exceed the exposure that the Adviser and Sub-Adviser intended to have over the long-term or would have had had it purchased such investment in the secondary market rather than originating it.

Private Investment Fund Risk. The Fund may invest in private investment funds, including “hedge funds,” which pursue alternative investment strategies. Certain investment instruments and techniques that a private fund may use are speculative and involve a high degree of risk. Because of the speculative nature of a private fund’s investments and trading strategies, the Fund may suffer a significant or complete loss of its invested capital in one or more private funds. A shareholder will also bear fees and expenses charged by the underlying funds in addition to the Fund’s direct fees and expenses. In addition, interests in a private fund may also be illiquid.

Valuation of Private Investments. While the valuation of the Fund’s publicly-traded securities are more readily ascertainable, the Fund’s ownership interest in private investments (including Private Corporate Debt Investments) are not publicly traded. The fair value of loans, securities and other investments that are not publicly traded may not be readily determinable, and the Fund will value these investments at fair value as determined in good faith by the Board, including to reflect significant events affecting the value of the Fund’s investments. Many of the Fund’s investments, including certain Private Corporate Debt Investments, will be classified as Level 3 under Topic 820 of the U.S. Financial Accounting Standards Board’s Accounting Standards Codification, as amended, Fair Value Measurements and Disclosures (“ASC Topic 820”). This means that the Fund’s portfolio valuations will be based on unobservable inputs and the Fund’s own assumptions about how market participants would price the asset or liability in question. The Fund expects that inputs into the determination of fair value of the Fund’s portfolio investments will require significant management judgment or estimation. Even if observable market data are available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. The Fund has retained the services of one or more independent service providers to review the valuations of these securities. The types of factors that the Board may take into account in determining the fair value of the Fund’s investments generally include, as appropriate, comparison to publicly-traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, the Fund’s determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The Fund’s net asset value could be adversely affected if the Board’s determinations regarding the fair value of the Fund’s investments were materially higher than the values that the Fund ultimately realizes upon the disposal of such securities.

Option Writing Risk. If a put or call option purchased by the Fund were permitted to expire without being sold or exercised, the Fund would lose the entire premium it paid for the option. The risk involved in writing a put option is that there could be a decrease in the market value of the underlying future, security, currency or other asset. If this occurred, the option could be exercised and the underlying future, security, currency or other asset would then be sold to the Fund at a higher price than its current market value. The risk involved in writing a call option is that there could be an increase in the market value of the underlying future, security, currency or other asset. If this occurred, the option could be exercised and the underlying future, security, currency or other asset would then be sold by the Fund at a lower price than its current market value.

Medium and Small Capitalization Company Risk. Some issuers of the Fund’s investments may be medium or small capitalization companies which may be newly formed or have limited product lines, distribution channels, and financial or managerial resources. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. The Fund does not maintain a policy limiting its ability to invest in medium or small capitalization companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies. Generally, securities of medium and small capitalization companies are more likely to experience sharper swings in market values, less liquid markets, in which it may be more difficult for the Advisor to sell at times and at prices that the Advisor believes appropriate, and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth, and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over-the-counter and generally experience a lower trading volume than is

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typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

Foreign Investment Risk. Foreign securities may be issued and traded in foreign currencies. As a result, changes in exchange rates between foreign currencies may affect their values in U.S. dollar terms. For example, if the value of the U.S. dollar goes up, compared to a foreign currency, a loan payable in that foreign currency will go down in value because it will be worth fewer U.S. dollars. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. The Fund may employ hedging techniques to minimize these risks, but the Fund can offer no assurance that the Fund will, in fact, hedge currency risk or, that if the Fund does, such strategies will be effective.

The political, economic, and social structure of some foreign countries may be less stable and more volatile than those in the United States. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. A government may take over assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for the Fund to vote proxies, exercise stockholder rights, and pursue legal remedies with respect to foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of the Fund’s investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and to take into account with respect to the Fund’s investments in foreign securities. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers may be less than in the United States. The procedures and rules governing foreign transactions and custody (holding of the Fund’s assets) may involve delays in payment, delivery or recovery of money or investments. Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies, and some countries may lack uniform accounting and auditing standards. Thus, there may be less information publicly available about foreign companies than about most U.S. companies. Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Fund may at times be unable to sell foreign securities at favorable prices. Dividend and interest income from foreign securities may be subject to withholding taxes by the country in which the issuer is located, and the Fund may not be able to pass through to its shareholders foreign tax credits or deductions with respect to these taxes.

Tax Risk. Certain of the Fund’s portfolio holdings, including NPLs, may be subject to special tax rules, the effect of which may have adverse tax consequences for the Fund. By investing in NPLs indirectly through the NPL Subsidiary, the Fund intends to obtain exposure to the NPL market within the U.S. federal tax requirements that apply to the Fund. However, because the NPL Subsidiary is a controlled foreign corporation, any income received from its investments will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains. Additionally, in September 2016, the Internal Revenue Service (“IRS”) issued proposed regulations that, if finalized in proposed form, would provide that the income that the Fund derives from its investment in the NPL Subsidiary in any taxable year would only be treated as “qualifying income” for purposes of the 90% gross income requirement of Subchapter M to the extent that the NPL Subsidiary makes certain dividend distributions to the Fund out of the NPL Subsidiary’s earnings and profits for that same taxable year. Therefore, the NPL Subsidiary will, no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the NPL Subsidiary, in an amount approximately equal to the total amount of “Subpart F” income (as defined in Section 951 of the Code) generated by or expected to be generated by the NPL Subsidiary’s investments during the fiscal year. If the NPL Subsidiary were to fail to make sufficient dividend distributions to the Fund in accordance with the provisions of the proposed regulations, all or a portion of the income from the Fund’s investment in the NPL Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years. In such event, the Fund’s Board of Trustees would consider what action to take in the best interests of shareholders.

Cybersecurity Risk. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer such losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.

Possible Risk of Conflicts

Allocation of Investment Opportunities Risk. The Sub-Adviser may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited (e.g., in local and emerging markets, high yield securities, fixed income securities, regulated industries, small capitalization and initial public offerings/new issues) or where the liquidity of such investment opportunities is limited. From time to time and as required by applicable law or otherwise required under the terms of its exemptive relief, the Sub-Adviser may determine to refer certain conflicts of interest to Bain Capital’s Allocation Committee (the “Allocation Committee”), comprised of senior Bain Capital personnel, for review and resolution, particularly in situations where the Sub-Adviser and other affiliated investment advisers are unable to resolve such conflicts. Similarly, the Allocation Committee may in its sole discretion determine to review and make determinations regarding certain conflicts of interest.

The Sub-Adviser does not receive performance-based compensation in respect of its investment management activities on behalf of the Fund, but may simultaneously manage other investment vehicles or accounts for which the Sub-Adviser receives greater fees or other compensation (including performance-based fees or allocations) than they receive in respect of the Fund. The simultaneous management of other investment

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vehicles or accounts that pay greater fees or other compensation than the Fund may create a conflict of interest as the Sub-Adviser may have an incentive to favor accounts with the potential to receive greater fees. For instance, the Sub-Adviser may be faced with a conflict of interest when allocating scarce investment opportunities given the possibly greater fees from accounts that pay performance-based fees. To address these types of conflicts, the Sub-Adviser has adopted policies and procedures under which it will allocate investment opportunities in a manner that it believes is consistent with their obligations as investment advisers. However, the amount, timing, structuring or terms of an investment by the Fund may differ from, and performance may be lower than, the investments and performance of other investment vehicles or accounts.

Conflict of Interest Created by Valuation Process for Certain Portfolio Holdings. The Fund expects to make certain of its portfolio investments in the form of loans and securities that are not publicly traded and for which no market based price quotation is available. As a result, the Board will determine the fair value of these loans and securities in good faith. In connection with that determination, investment professionals from the Adviser and Sub-Adviser may provide the Board with valuations based upon the most recent portfolio company financial statements available and projected financial results of each portfolio company. While the valuation for certain private investments that do not have a readily available market quotation will be reviewed by an independent valuation firm at least quarterly, the ultimate determination of fair value will be made by the Board and not by such third-party valuation firm. With regard to NPLs, such investments will be valued in accordance with the valuation procedures adopted by the Fund and will not be reviewed by an independent valuation firm. In addition, each of the interested members of the Board has a pecuniary interest in the Adviser. The participation of the Adviser’s investment professionals in the Fund’s valuation process, and the pecuniary interest in the Adviser by certain members of the Board, could result in a conflict of interest as the Adviser’s management fee is based, in part, on the value of the Fund’s assets.

Conflicts of Interest Related to Direct Origination. In the ordinary course of business, the Fund may enter into transactions with portfolio companies that may be considered related party transactions. In order to ensure that the Fund does not engage in any prohibited transactions with any persons affiliated with the Fund, it has implemented certain written policies and procedures whereby the Fund’s executive officers screen each of the Fund’s transactions for any possible affiliations between the proposed portfolio investment and the Fund, companies controlled by the Fund or its executive officers and directors. The Fund will not enter into any agreements unless and until it is satisfied that doing so will not raise concerns under the 1940 Act or, if such concerns exist, it has taken appropriate actions to seek review and approval by the Board or exemptive relief for such transaction. The Board will review these procedures on a periodic basis and approve any transaction relying on exemptive relief. On March 22, 2018, the Fund was granted a SEC exemptive order, which grants the Fund exemptive relief permitting the Fund, subject to the satisfaction of specific conditions and requirements, to participate in the Co-Investment Program.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board is comprised of five trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

Investment Adviser

Griffin Capital Credit Advisor, LLC, located at Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a Delaware limited liability company formed in 2016, for the purpose of advising the Fund. The Adviser is indirectly controlled by Griffin Capital Company, LLC, a Delaware limited liability company, which is controlled by Kevin Shields because he controls more than 25% of the voting interests of Griffin Capital Company, LLC as of the date of this prospectus.

Under the general supervision of the Fund’s Board, the Adviser carries out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, determine which securities should be purchased, sold or exchanged, which may be delegated to the Sub-Adviser as described in this Prospectus. In addition, the Adviser supervises and provides oversight of the Fund’s service providers. The Adviser furnishes to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser compensates all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.85% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

A discussion regarding the basis for the Boards’ approval of the Fund’s Investment Advisory Agreement is available in the Fund’s semi-annual report to shareholders for fiscal period ending June 30, 2017.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering expenses, but excluding taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.60% and 3.35% per annum of the Fund’s average daily net assets attributable to Class A and Class C, respectively (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect, at least through April 30, 2020, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Fund’s Board on 60 days’ written notice to the Adviser. The Expense Limitation Agreement may be renewed at the Adviser’s and Board’s discretion.

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Shareholders will also pay a pro rata share of asset-based and performance fees associated with the Underlying Funds.

Adviser’s Investment Committee

The Adviser has established an Investment Committee comprised of seven persons (the “Committee”) responsible for: setting overall investment policies and strategies of the Adviser; approval of certain Private Corporate Debt Investments being considered for investment by the Fund; establishing allocation targets for the investment portfolio of the Fund among the investments in which the Fund invests; and generally overseeing the activities of the Portfolio Managers (see below).

The members of the Committee, and their professional background and experience, are as follows:

Kevin A. Shields — Mr. Shields is the Chief Executive Officer and is a Principal of the Adviser, a position he has held since its inception in 2017. Mr. Shields also serves as the Fund’s President and a member of the Board of Trustees, positions he has held since the Fund’s formation. Mr. Shields is also Chairman and Chief Executive Officer of Griffin Capital, which he founded in 1995, and is the Chairman of our exclusive wholesale marketing agent, Griffin Capital Securities, LLC and controls the Adviser through his ownership of Griffin Capital. Griffin Capital, through a wholly-owned subsidiary, owns Griffin Capital Securities, LLC. Mr. Shields also is the Chief Executive Officer and a Principal of Griffin Capital Credit Advisor, LLC, a position he has held since its inception in 2017. Mr. Shields also serves as the Chief Executive Officer of Griffin Capital Advisor, LLC, a position he has held since its inception in 2014, and as a Trustee of the Board of Trustees of Griffin Institutional Access Real Estate Fund (“GIREX”), a position he has held since its inception in 2014. Mr. Shields also currently serves as Chairman of the board of directors of Griffin Capital Essential Asset REIT II, Inc. (“Griffin REIT II”), a public non-traded REIT formerly sponsored by Griffin Capital, a position he has held since the company’s formation in 2013. He previously served as Chief Executive Officer (2008-2018), Executive Chairman (2018-2019) and Chairman of the Board of Directors of Griffin Capital Essential Asset REIT Inc. from 2008-2019 until that company merged with Griffin REIT II on April 30, 2019. He also serves as a non-voting special observer of the board of directors and member of the investment committee of Griffin-American Healthcare REIT III, Inc. and Griffin-American Healthcare REIT IV, Inc., public non-traded REITs co-sponsored by Griffin Capital. Before founding Griffin Capital, from 1993 to 1994, Mr. Shields was a Senior Vice President and head of the Structured Real Estate Finance Group at Jefferies & Company, Inc., a Los Angeles-based investment bank. During his tenure at Jefferies, Mr. Shields focused on originating structured lease bond product with a particular emphasis on sub-investment grade lessees. While there, he consummated the first securitized forward lease bond financing for a sub-investment grade credit tenant. From 1992 to 1993, Mr. Shields was the President and Principal of Terrarius Incorporated, a firm engaged in the restructuring of real estate debt and equity on behalf of financial institutions, corporations, partnerships and developers. Prior to founding Terrarius, from 1986 to 1992, Mr. Shields served as a Vice President in the Real Estate Finance Department of Salomon Brothers Inc. in both New York and Los Angeles. During his tenure at Salomon, Mr. Shields initiated, negotiated, drafted and closed engagement, purchase and sale and finance agreements. Mr. Shields holds a J.D. degree, an MBA, and a B.S. degree in Finance and Real Estate from the University of California at Berkeley.

Randy I. Anderson Ph.D., CRE — Dr. Anderson serves as Chief Investment Officer and is a Principal of the Adviser, a position he has held since its inception in 2017, and as Chairman of the Board of Trustees, a position he has held since the Fund’s formation. Additionally, Dr. Anderson serves as the Chief Economist of Griffin Capital, a position he has held since joining Griffin Capital, in 2014. In addition, Dr. Anderson serves as President of Griffin Capital Asset Management Company, LLC, and has held such position since September 2015.

Dr. Anderson also serves as the Chief Investment Officer of Griffin Capital Advisor, LLC, a position he has held since its inception in 2014, and as Chairman of the Board of Trustees of GIREX, a position he has held since its inception in 2014. Dr. Anderson has served as the Dean’s Adjunct Professor of Real Estate Capital Markets at Florida Atlantic University since 2019. From 2012-2013, Dr. Anderson held several senior executive positions at Bluerock Real Estate LLC, including founding partner of the Bluerock Total Income+ Real Estate Fund, where he was the portfolio manager. Dr. Anderson served as the Howard Phillips Eminent Scholar Chair and Professor of Real Estate at the University of Central Florida from 2008 through 2013, where he was responsible for growing the real estate program, including the establishment of the Professional MS in Real Estate. While at the University of Central Florida, Dr. Anderson was a member of the University Foundation Investment Sub-Committee which provides investment advice for the endowment, was the academic member of the Florida Association of Realtors Education Foundation Advisory Board and was an ex-officio board member of the Central Florida Commercial Association of Realtors. In 2007, Dr. Anderson was President, Chief Executive Officer, and founding partner of Franklin Square Capital Partners, where he helped establish, strategically organize, and capitalize the firm. From 2005 through 2007, Dr. Anderson also served as Chief Economist for CNL Financial Group as well as Divisional President for CNL Real Estate Advisors. Prior to CNL, Dr. Anderson was the Chief Economist and Director of Research for the Marcus and Millichap Company from 2002 through 2005 and Vice President of Research at Prudential Real Estate Advisors from 2001 through 2002.

Dr. Anderson is a former co-editor of the Journal of Real Estate Portfolio Management and the Journal of Real Estate Literature. Dr. Anderson received the Kinnard Young Scholar Award from the American Real Estate Society, an award which recognizes outstanding real estate scholarship for young academics, served as the Executive Director for the American Real Estate Society, was named a Homer Hoyt Fellow and a NAIOP Distinguished Fellow, and has been invited to guest lecture at leading global universities. Dr. Anderson received his B.A. in Finance from North Central College in 1991 as a Presidential Scholar and holds a Ph.D. in Finance as a Presidential Fellow from the University of Alabama, where he graduated with highest distinction in 1996.

David C. Rupert — Mr. Rupert has served as a member of the Investment Committee of the Adviser since its inception in 2017. Mr. Rupert has also served as a member of the Investment Committee of Griffin Capital Advisor, LLC since its inception in 2014. Mr. Rupert has also served as the President of Griffin Capital Company, LLC since 2010, and served as Chief Operating Officer of Griffin Capital Company, LLC from 2000 to 2008. Mr. Rupert also served as Chief Executive Officer of GC-BDC, a position he held from 2014 until 2017. Mr. Rupert served as Executive Vice President of Griffin Capital Essential Asset REIT II, Inc. from 2013-2019. Mr. Rupert also previously served as President and Executive Vice President of Griffin Capital Essential Asset REIT, Inc. from 2012 through 2015, and 2015 through 2018, respectively. In addition, Mr. Rupert serves as Vice President of Phillips Edison Grocery Center REIT III, Inc., a position he has held since 2016. Mr. Rupert’s 30 years of commercial real estate and finance experience includes over $9 billion of transactions executed on four continents: North America, Europe, Asia and Australia. From July 2009 to August 2010, Mr. Rupert co-headed an opportunistic hotel fund in partnership with The Olympia Companies, a hotel owner-operator with more than 800 employees, headquartered in Portland, Maine. From March 2008 through June 2009 Mr. Rupert was a partner in a private equity firm focused on Eastern Europe, in particular extended stay hotel and multifamily residential development, and large scale agribusiness in Ukraine. From 1999-2000, Mr. Rupert served as President of CB5, a real estate and restaurant development company that worked closely with

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the W Hotel division of Starwood Hotels. From 1997-1998 Mr. Rupert provided consulting services in the U.S. and UK to Lowe Enterprises, a Los Angeles-headquartered institutional real estate management firm. From 1986-1996, Mr. Rupert was employed at Salomon Brothers in New York, where he served in various capacities, including the head of REIT underwriting, and provided advice, raised debt and equity capital and provided brokerage and other services for leading public and private real estate institutions and entrepreneurs. Since 1984, Mr. Rupert has served on the Advisory Board to Cornell University’s Endowment for Real Estate Investments, and in August 2010 Mr. Rupert was appointed Co-Chairman of this Board. For more than 15 years, Mr. Rupert has lectured in graduate-level real estate and real estate finance courses in Cornell’s masters-level Program in Real Estate, where he is a founding Board Member. Mr. Rupert received his B.A. degree from Cornell in 1979 and his MBA from Harvard in 1986.

Howard S. Hirsch — Mr. Hirsch has served as a member of the Investment Committee of the Adviser since its inception in 2017. He also serves as Vice President and Secretary of the Adviser. In addition, Mr. Hirsch serves as Vice President and Secretary of Griffin Capital Advisor, LLC, positions he has held since its inception in 2014. Mr. Hirsch served as Vice President and Secretary of GC-BDC, positions he held from 2014 to 2017. Mr. Hirsch is Chief Legal Officer and Secretary of Griffin REIT II, positions he has held since April 2019, and was Vice President and Secretary of Griffin REIT II from June 2014-2019. Mr. Hirsch was also Chief Legal Officer and Secretary of GCEAR, from December 2018 - April 2019 and Vice President and Assistant Secretary from June 2014-December 2018. Mr. Hirsch previously served as Vice President and General Counsel - Securities of Griffin Capital Company, LLC, positions he held from June 2014 to December 2018. Mr. Hirsch is responsible for overseeing all legal matters and oversees product offerings and corporate, legal, securities, due diligence and compliance matters for the public companies and affiliated entities sponsored by Griffin Capital Company, LLC. Mr. Hirsch is an ex-officio member of Griffin Capital Company, LLC’s executive management team. Prior to joining Griffin Capital Company, LLC in June 2014, Mr. Hirsch was a shareholder at the law firm of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC in Atlanta, Georgia. From July 2007 through the time he joined Baker Donelson in April 2009, Mr. Hirsch was counsel at the law firm of Bryan Cave LLP in Atlanta, Georgia. Prior to joining Bryan Cave LLP, from July 1999 through July 2007, Mr. Hirsch worked at the law firm of Holland and Knight LLP in Atlanta, Georgia, where he was an associate and then a partner. Mr. Hirsch has approximately 20 years of experience in public securities offerings, SEC reporting, corporate and securities compliance matters, and private placements. He previously handled securities, transactional and general corporate matters for various publicly-traded and non-traded REITs. Mr. Hirsch’s experience also includes registrations under the Securities Act of 1933, reporting under the Exchange Act of 1934, and advising boards of directors and the various committees of public companies. He has counseled public companies on corporate governance best practices and compliance matters, and has represented issuers on SEC, FINRA, and “Blue Sky” regulatory matters in connection with registrations of public offerings of non-traded REITs and real estate partnerships. He also has experience representing broker dealers on various FINRA compliance matters. Mr. Hirsch earned his B.S. from Indiana University and his J.D. from The John Marshall Law School in Chicago, Illinois.

Spencer Propper — Mr. Propper serves as Vice President and is a Principal of the Adviser. Additionally, Mr. Propper serves as Managing Director of Griffin Capital Company, LLC, a position he has held since joining Griffin Capital Company, LLC in 2014. In addition, Mr. Propper serves as Vice President and Principal of Griffin Capital Advisor, LLC, a position he has held since its inception in 2014, and as Associate Portfolio Manager of GIREX, a position he has held since its inception in 2014. Previously, Mr. Propper was a Director at Lakemont Group, a boutique real estate investment banking and consulting firm. Within this role Mr. Propper provided portfolio management services to the Bluerock Total Income Plus Real Estate Fund. Additionally, at the Lakemont Group, Mr. Propper was responsible for overseeing projects for a variety of clients including pension funds, private equity firms and publicly traded real estate companies and specialized in structured finance, market analysis and strategic due diligence. Mr. Propper holds a Master of Business Administration and Bachelor of Science in Finance and Real Estate from the University of Central Florida.

Joseph E. Miller — Mr. Miller serves as Chief Financial Officer of the Adviser and Treasurer of the Fund. Mr. Miller is the Treasurer of GIREX, and the Chief Financial Officer of GIREX’s adviser, Griffin Capital Advisor, LLC, and has held these positions since June 2014. In addition, Mr. Miller is Griffin Capital’s Chief Financial Officer and Chief Operating Officer, positions he has held since February 2007 and June 2017, respectively, where he is responsible for all of Griffin Capital’s accounting, finance, information technology systems and human resources functions. Mr. Miller has 25 years of real estate experience in public accounting and real estate investment firms. Prior to joining our sponsor, from 2001 to January 2007, Mr. Miller served as the Vice President and Corporate Controller, and later the Senior Vice President of Business Operations, for PS Business Parks, a publicly-traded REIT. At PS Business Parks, Mr. Miller was initially responsible for SEC filings, property-level accounting, and all financial reporting. Upon assuming the role of Senior Vice President of Business Operations, Mr. Miller was responsible for the financial operations of the real estate portfolio, policies and procedures of the organization, and information technology systems. From 1997 to 2001, Mr. Miller was the Corporate Controller for Maguire Properties, formerly Maguire Partners, where he was responsible for the accounting operations, treasury functions, and information technology systems. Before joining Maguire, from 1994 to 1997, Mr. Miller was an audit manager with Ernst & Young LLP where he was responsible for attestation engagements for financial services and real estate companies, and he also worked on initial public offering teams for real estate investment companies going public. Mr. Miller also worked with KPMG, where he became a certified public accountant. Mr. Miller received a B.S. in Business Administration, Accounting from California State University, Northridge, and an M.B.A. from the University of Southern California.

Muhammad Gazi, CFA – Mr. Gazi joined in 2018 and serves as a Vice President, Product Specialist for Griffin Capital Company, LLC. Mr. Gazi is a member of the Adviser’s Investment Committee and is responsible for the Adviser’s product placement and strategy development. Previously, Mr. Gazi was a senior credit strategist at PIMCO, focusing on PIMCO’s Global Credit Alternatives Strategies and Private Credit Opportunities. He was the lead associate for a $5 billion alternative credit platform and was responsible for product development, marketing, and servicing of credit strategies. He served as a key point of contact for all institutional and high net worth clients for PIMCO’s flagship credit hedge fund and maintained a high degree of credit investment product and market knowledge. Prior, he was a CIO associate on the PIMCO Total Return portfolio management team working alongside PIMCO’s Chief Investment Officer on the Total Return Fund and Absolute return strategies. He was responsible for generating trade ideas, investment recommendations and managing dispersion across credit mandates. Prior to PIMCO, he worked at Prudential Financial as an FSA, focusing on retirement investments for high net worth individuals. He has 12 years of investment experience and holds a degree in commerce and finance from Rotman School of Management at the University of Toronto.

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Investment Sub-Adviser

The Adviser has engaged BCSF Advisors, LP, an investment adviser registered with the SEC under the Advisers Act, to provide ongoing research, opinions and recommendations regarding the Fund’s investment portfolio. BCSF is an affiliate of Bain Capital Credit. Bain Capital Credit was formed in 1998 as the credit investing arm of Bain Capital, one of the world’s premier alternative investment firms, with approximately $105 billion in assets under management as of September 30, 2018. BCSF has entered into a resource sharing agreement with Bain Capital Credit, pursuant to which Bain Capital Credit will provide BCSF with experienced investment professionals and access to the resources of Bain Capital Credit. Bain Capital Credit invests across the full spectrum of credit strategies, including leveraged loans, high-yield bonds, distressed debt, direct lending, structured products, NPLs and equities. With offices in Boston, Chicago, New York, London, Dublin, Hong Kong, Sydney, Madrid, Guangzhou, Seoul, and Melbourne, Bain Capital Credit and its subsidiaries have a global footprint with approximately $39 billion in assets under management as of January 1, 2019. The Fund will reimburse the Sub-Adviser for certain expenses related to identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling), refinancing or restructuring of investment opportunities for the Fund.

Portfolio Manager

Subject to the Committee’s oversight, Andrew Carlino, Nate Whittier, Michael Ewald and Alon Avner serve as the Fund’s portfolio managers (“Portfolio Managers”). Mr. Carlino, and Mr. Whittier are primarily responsible for overseeing the day to day investment operations of the Fund.

Andrew Carlino — Mr. Carlino joined Bain Capital Credit in 2002. He is a Managing Director and Portfolio Manager in Liquid Credit. Prior to his current role, Mr. Carlino was responsible for investments in the Airlines, Aerospace & Defense, and Homebuilding & Building Product sectors. Previously, Mr. Carlino was a consultant for The Boston Consulting Group where he worked on engagements in the Healthcare, Software and Retail Banking sectors. He also spent five years in the US Air Force as an intelligence officer. Mr. Carlino received an M.B.A. from The University of Chicago Booth Graduate School of Business and a B.S. from the United States Air Force Academy.

Nate Whittier — Mr. Whittier joined Bain Capital Credit in 2013. He is a Director and Portfolio Manager in Liquid Credit based in Bain Capital Credit’s Boston office. He is also responsible for risk management and portfolio analytics across the firm’s strategies. Previously, Mr. Whittier worked in the Global Portfolio Solutions Group of the Asset Management Division of Goldman Sachs. Mr. Whittier received a B.Sc. in Computer Science and Finance from Northeastern University.

Michael A. Ewald — Mr. Ewald joined Bain Capital Credit in 1998. He is a Managing Director, Global Head of the Private Credit Group, Portfolio Manager for the Middle Market Credit and Senior Direct Lending strategies and a Credit Committee member. He also serves as President and CEO of Bain Capital Specialty Finance, Inc., a registered business development company. He is based in Bain Capital Credit’s Boston office. Previously, Mr. Ewald was an Associate Consultant at Bain & Company and an analyst at Credit Suisse First Boston in the Regulated Industries group. Mr. Ewald received an M.B.A. from the Amos Tuck School of Business at Dartmouth College and a B.A. from Tufts University.

Alon Avner — Mr. Avner joined Bain Capital Credit in 2006. He has been the Head of Bain Capital Credit Europe since 2009 and is a Managing Director in Distressed and Special Situations and a Credit Committee member based in Bain Capital Credit’s London office. Between 2006 and 2009, Mr. Avner was responsible for Bain Capital Credit’s European Telecom and Media investments. Previously, Mr. Avner was a Manager at Bain & Company. In addition, he worked in operations and marketing roles at Comverse Technology and Creo/Scitex. Mr. Avner received an M.B.A. from INSEAD and a B.Sc. from Tel Aviv University.

The Statement of Additional Information provides additional information about the Portfolio Managers’ compensation, other accounts managed and ownership of Fund shares.

Administrator and Accounting Agent

ALPS Fund Services, Inc. (“ALPS”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as Administrator and Accounting Agent. For its services as Administrator and Accounting Agent, the Fund pays ALPS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

Transfer Agent

DST Systems, Inc., located at 333 W. 11th Street, Kansas City, Missouri 64105, serves as Transfer Agent.

Custodian

The Bank of New York Mellon Trust Company, National Association (the “Custodian”), located at 601 Travis Street, 16th Floor, Houston, Texas 77002, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, the Custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.

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ALPS is obligated to pay expenses associated with providing the services contemplated by a Fund Services Administration Agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. DST is obligated to pay expenses associated with providing the services contemplated by a Transfer Agency Agreement, including compensation for its officers and employees providing transfer agent services to the Fund.

The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and Transfer Agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) distribution and shareholder servicing fees, (xiii) investment-related expenses, incurred in connection with identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling), refinancing or restructuring investments, whether or not completed, including fees and other compensation payable to third parties in connection therewith and travel expenses incurred by the Sub-Adviser or its affiliates incurred in connection with the Fund’s affairs, and (xiv) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares. The Fund will reimburse the Sub-Adviser for certain expenses related to identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling), refinancing or restructuring of investment opportunities for the Fund.

Class A and Class C shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the respective share class. In addition, Class C shares are subject to a 0.75% distribution fee. Class C shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C shares and is payable on a monthly basis.

The Fund paid organizational costs and offering expenses incurred with respect to the offering of its shares from the proceeds of the offering. For tax purposes, offering costs cannot be deducted by the Fund or the Fund’s shareholders. Therefore, for tax purposes, the expenses incident to the offering will be deferred and amortized to expense over a 12 month period, such that deferred offering costs will be zero at the completion of the first year of operations, and expenses incident to the issuance of shares by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

The Investment Advisory Agreement authorizes the Adviser or its delegate to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who beneficially owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of April 1, 2019, no entity or person beneficially owned 25% or more of the outstanding Class A or Class C shares of the Fund.

DETERMINATION OF NET ASSET VALUE

The net asset value of shares of the Fund is determined daily, as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern time). Each Class A share will be offered at net asset value plus the applicable sales load, while each Class C share will be offered at net asset value. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the net asset value of the shares. In computing net asset value, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations from independent pricing services approved by the Board.

The Fund’s net asset value per share is calculated, on a class-specific basis, by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund, less the Fund’s other liabilities by the total number of shares outstanding.

The Board will determine in good faith, the fair value of securities for which market quotations are not readily available. For securities that are fair valued in ordinary course of Fund operations, the Board, has delegated the day to day responsibility for determining fair valuation to the Fair Value Pricing Committee in accordance with the policies approved by the Trustees. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. Like all investments that are valued at fair value, certain Private Corporate Debt Investments will be difficult to value. With respect to certain Private Corporate Debt Investments, the Adviser has engaged independent third-party valuation specialists to assist the Fair Value Pricing Committee in valuing such securities in certain circumstances where a market price is not readily available. There is no single standard for determining fair value of a security. Likewise, there can be no assurance that the Fund will be able to purchase or sell a portfolio security at the fair value price used to calculate a Fund’s NAV. Rather, in determining the fair value of a security for which there are no readily available market quotations, the Adviser and Sub-Adviser, together with the Fair Value Pricing Committee, may consider several factors as relevant, including but not limited to: (1) evaluation of all relevant factors, including but not limited to, pricing history, current market level, supply and demand of the respective security; (2) comparison to the values, yields, and current pricing of securities that have comparable characteristics; (3) knowledge of current and historical market information with respect to the security; (4) other factors relevant to the security which would include, but not be limited to, duration, yield, fundamental analytical data, including enterprise value of portfolio company, relevant credit market indices, and credit quality. The Adviser and Sub-Adviser may also consider periodic financial statements (audited and unaudited) or other information provided by the issuer.

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Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of net asset value materially have affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s net asset value may change at times when it is not possible to purchase or sell shares of the Fund.

For purposes of determining the net asset value of the Fund, readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and ask prices on such day. If no bid or ask prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Board shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on NASDAQ are valued at NASDAQ official closing price.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and ask prices as reported by NASDAQ or, in the case of securities not reported by NASDAQ or a comparable source, as the Board deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board believes reflect most closely the value of such securities.

The Adviser will provide the Board with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any. To the extent deemed necessary by the Adviser, the Fair Value Pricing Committee will review any securities valued by the Adviser in accordance with the Fund’s valuation policies.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The Sub-Adviser has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. In addition, certain conflicts of interest may arise from the Sub-Adviser’s arrangements with affiliated investment advisers. On March 22, 2018, the Fund was granted an SEC exemptive order, which grants the Fund exemptive relief permitting the Fund, subject to the satisfaction of specific conditions and requirements, to participate in the Co-Investment Program. Through the Co-Investment Program, the Sub-Adviser will originate investments for the Fund, primarily SDLs and NPLs. The Fund and the portfolio managers who are affiliated with the Sub-Adviser will face conflicts in the allocation of investment opportunities among the Fund and the investment funds, accounts and investment vehicles managed by affiliates of the Sub-Adviser.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at net asset value no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares for each share class that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

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Notice to Shareholders

No less than 21 days and more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-888-926-2688 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Contingent Deferred Sales Charge

Selling brokers, or other financial intermediaries that have entered into selling and/or intermediary agreements with the Distributor may receive a commission of up to 1.00% of the purchase price of Class C shares.

Class C shareholders who tender for repurchase of such shareholder’s Class C shares such that they will have been held less than 365 days after purchase, as of the time of repurchase, will be subject to a contingent deferred sales charge of 1.00% of the original purchase price. The Fund or its designee may waive the imposition of the contingent deferred sales charge in the following situations: (1) shareholder death or (2) shareholder disability. Any such waiver does not imply that the contingent deferred sales charge will be waived at any time in the future or that such contingent deferred sales charge will be waived for any other shareholder. Class A shares are not subject to a contingent deferred sales charge.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the

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Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s net asset value.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

Distribution Policy

The Fund intends to accrue dividends daily (Saturdays, Sundays and holidays included) and to distribute as of the last business day of each quarter. If a quarter begins on a Saturday, Sunday, or holiday, dividends for those days are accrued and distributed at the end of the preceding quarter. Income dividends begin accruing the day after a purchase is processed by the Fund or its agents. If shares are redeemed, you will receive all dividends accrued through the day the redemption is processed by the Fund or its agents. Distributions of net capital gains are normally accrued and distributed in December. The Fund’s distributions will vary based on the performance of its underlying holdings. The distributions may be modified by the Board from time to time. If necessary, dividends and net capital gains may be distributed at other times as well. If, for any quarterly distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital distributed from the Fund’s assets. To the extent that quarterly distributions are a return of capital to shareholders, these are not dividends and are simply a return of the amounts that shareholders invested. Although such distributions are not currently taxable, such distributions will have the effect of lowering a shareholder’s tax basis in the shares which will result in a higher tax liability when the shares are sold, even if they have not increased in value, or, in fact, have lost value. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets). This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board. If the Fund’s investments are delayed, the initial distribution may consist principally of a return of capital.

Distributions, other than daily income dividends, are paid to shareholders as of the record date of a distribution of the Fund, regardless of how long the shares have been held. Undistributed income and net capital gains are included in the Fund’s NAV. You should be aware that distributions from a taxable mutual fund do not increase the value of your investment and may create income tax obligations.

Unless the registered owner of shares elects to receive cash, all dividends distributed on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each quarter. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Please refer to the Fund’s most recent Section 19(a) notice, if applicable, at www.griffincapital.com or the Fund’s semi-annual or annual reports filed with the SEC for the sources of distributions. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

Distributions are made at the class level, so they may vary from class to class within the Fund. The Board reserves the right to change the quarterly distribution policy from time to time.

DIVIDEND REINVESTMENT POLICY

The Fund will operate under a dividend reinvestment policy administered by DST Systems, Inc. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Transfer Agent in writing at Griffin Institutional Access Credit Fund, c/o DST Systems, Inc., 430 W 7th St, Kansas City, MO 64105-1407. Such

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written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s net asset value per share.

The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Transfer Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Transfer Agent at Griffin Institutional Access Credit Fund, c/o DST Systems, Inc., 430 W 7th St, Kansas City, MO 64105-1407. Certain transactions can be performed by calling the toll free number 1-888-926-2688.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, is intended for U.S. shareholders, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state, local, or foreign tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. Shareholders will not be subject to the alternative minimum tax.

Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being

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eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on April 5, 2016. The Fund’s Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares, subject to a $1 billion limit on the Fund. The Fund does not intend to hold annual meetings of its shareholders.

The Fund currently offers five different classes of shares: Class A, Class C, Class I, Class F and Class L shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class may be different. The fees and expenses for the Class A and Class C shares of the Fund are set forth in “Summary of Fund Expenses”. Further, the quarterly distributions paid to shareholders, if any, will vary for each share class based on different expenses for such classes. Certain share class details are set forth in “Plan of Distribution”.

The following table shows the amounts of Fund shares that have been authorized and are outstanding as of April 1, 2019:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Class A Shares	Unlimited	None	1,533,777
Class C Shares	Unlimited	None	1,028,157
Class I Shares	Unlimited	None	5,677,496
Class F Shares	Unlimited	None	1,098,609
Class L Shares	Unlimited	None	99,788

Shares

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Transfer Agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. DST will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

Other Classes of Shares. The Fund offers Class I, Class F and Class L shares by separate prospectuses. Class I shares are subject to higher investment minimums, but are not subject to sales charges, distribution or shareholders servicing fees. Class L shares are subject to sales charges, shareholders servicing fees and distribution fees and are offered only through certain platforms. Class F shares are available solely to shareholders of Griffin Capital BDC Corp. at the time of the reorganization of Griffin Capital BDC Corp. into the Fund. Class F shares are not otherwise available or being offered to the general public.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for

36

reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Distributor is an affiliate of the Administrator. The Fund’s shares are offered for sale through the Distributor at net asset value plus the applicable sales load. The Distributor also may enter into agreements with financial intermediaries for the sale and servicing of the Fund’s shares. In reliance on Rule 415, the Fund intends to offer to sell up to $1 billion of its shares, on a continual basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to solicit orders for the purchase of the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. Class C shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C shares and is payable on a monthly basis. Class A shares are not currently subject to a Distribution Fee.

The Distributor has entered into a “wholesale marketing” agreement with Griffin Capital Securities, LLC (“Griffin Capital Securities”), a registered broker-dealer and an affiliate of the Adviser. Pursuant to the terms of the wholesale marketing agreement, Griffin Capital Securities seeks to market and otherwise promote the Fund through various “wholesale” distribution channels, including but not limited to; regional and independent retail broker-dealers.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources, may pay additional compensation to financial intermediaries in connection with the sale and servicing of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to financial intermediaries’ registered representatives, placement on a list of investment options offered by a financial intermediary, or the ability to assist in training and educating the financial intermediaries. The Additional Compensation may differ among financial intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the financial intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling financial intermediary may create potential conflicts of interest between an investor and its financial intermediary who is recommending the Fund over other potential investments. Additionally, the Fund may pay a servicing fee to the intermediaries for providing ongoing services in respect of shareholders of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Adviser may reasonably request.

The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, perform services for the Adviser and its affiliates in the ordinary course of business.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Griffin Institutional Access Credit Fund to:

Griffin Institutional Access Credit Fund
c/o DST Systems, Inc.
430 W 7th St
Kansas City, MO 64105-1407

37

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, postdated on-line bill pay checks, or any conditional purchase order or payment.

The Transfer Agent will charge a $5.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-888-926-2688 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
Credit: DST Systems, Inc.
Account #: (number provided by calling toll-free number above)
Further Credit:
Griffin Institutional Access Credit Fund
(shareholder registration)
(shareholder account number)

By Wire — Subsequent Investments

Before sending a wire, investors must contact DST to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 for regular accounts and $50 for retirement accounts on specified days of each month into your established Fund account. Please contact the Fund at 1-888-926-2688 for more information about the Fund’s Automatic Investment Plan.

By Telephone

Investors may purchase additional shares of the Fund by calling 1-888-926-2688. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, DST Systems, Inc. will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call DST Systems, Inc. at 1-888-926-2688 for additional assistance when completing an application.

If DST does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

Purchase Terms

The minimum initial purchase by an investor is $2,500 for regular accounts and $1,000 for retirement plan accounts. The Fund reserves the right to waive investment minimums. The Fund’s shares are offered for sale through its Distributor at net asset value plus the applicable sales load. The price of the shares during the Fund’s continuous offering will fluctuate over time with the net asset value of the shares.

Share Class Considerations

When selecting a share class, you should consider the following:

38

●	which share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the shares; and

●	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Class A Shares

Investors purchasing Class A shares will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 0.00% to 5.75%, as set forth in the table below. A reallowance to participating broker-dealers will be made by the Distributor from the sales load paid by each investor. A portion of the sales load, up to 0.75%, is paid to the Fund’s dealer manager (the “Dealer Manager Fee”). The following sales loads apply to your purchases of shares of the Fund:

Amount Purchased	Dealer Reallowance*	Dealer Manager Fee	Sales Load as % of Offering Price	Sales Load as % of Amount Invested
Under $100,000	5.00%	0.75%	5.75%	6.10%
$100,000-$249,999	4.00%	0.75%	4.75%	4.99%
$250,000-$499,999	3.00%	0.75%	3.75%	3.90%
$500,000-$999,999	2.00%	0.50%	2.50%	2.56%
$1,000,000 and Above	1.00%	0.00%	0.00%	0.00%**

*	Gross Dealer Concession paid to participating broker-dealers.
**

Selling brokers, or other financial intermediaries that have entered into selling and/or intermediary agreements with the Distributor may receive a commission of up to 1.00% of the purchase price of Class A shares.

You may be able to buy Class A shares without a sales charge (i.e., “load-waived”) when you are:

●	reinvesting dividends or distributions;

●	a current or former director or Trustee of the Fund;

●

an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in section 152 of the Internal Revenue Code) of the Fund’s Adviser, Sub-Adviser, or their affiliates, or of a broker-dealer authorized to sell shares of the Fund;

●	purchasing shares through the Fund’s Adviser;

●	purchasing shares through a financial services firm that has a special arrangement with the Fund;

●	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services; or

●	exchanging an investment in Class A (or equivalent type) shares of another fund for an investment in the Fund.

In addition, concurrent purchases of Class A by related accounts may be combined to determine the application of the sales load (i.e., available breakpoints or volume discounts). The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the sales load.

It is the responsibility of the investor (or, if applicable, the investor’s financial intermediary) to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase Class A shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.

Right of Accumulation

For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class A shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:

●	an individual;

●	an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or

●

a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Internal Revenue Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify your broker or the Fund’s Transfer Agent, as applicable, at the time of your purchase. You will need to give your broker or the Fund’s Transfer Agent, as applicable, your account numbers. Existing holdings of family members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

39

Letter of Intent

The letter of intent allows you to count all investments within a 13-month period in Class A shares of the Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of Class A shares of the Fund which were previously purchased at a price including a front end sales charge during the 90-day period prior to the Distributor receiving the letter of intent, and (2) the historical cost of shares of other Funds you currently own acquired in exchange for Class A shares, respectively, the Fund purchased during that period at a price including a front-end sales charge. You may combine purchases and exchanges by family members (limited to spouse and children, under the age of 21, living in the same household). You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any financial intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.

Class C Shares

Class C shares are sold at the prevailing NAV per Class C share and are not subject to any upfront sales charge; however, the following are additional features that should be taken into account when purchasing Class C shares:

●

a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of at least $100 for regular accounts and $50 for retirement plan accounts (the Fund reserves the right to waive investment minimums);

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class C shares;

●	a Distribution Fee which will accrue at an annual rate equal to 0.75% of the average daily net assets of the Fund attributable to Class C shares; and

●

a contingent deferred sales charge equal to 1.00% of the original purchase price of Class C shares repurchased by the Fund for repurchases of Class C shares held less than 365 days following such shareholder’s initial purchase.

The Distributor pays 1% of the amount invested to broker-dealers who sell Class C shares. The Adviser or an affiliate reimburses the Distributor for monies advanced to broker-dealers. Because Class C shares of the Fund are sold at the prevailing NAV per Class C share without an upfront sales load, the entire amount of your purchase is invested immediately.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” with respect to its Class A and Class C shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund, with respect to Class A and Class C shares, may incur expenses on an annual basis equal up to 0.25% of its average net assets attributable to Class A and Class C shares, respectively.

Distribution Plan

The Fund, with respect to its Class C shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of Class C shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under a Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.75% of average daily net assets attributable to Class C shares.

LEGAL MATTERS

Certain legal matters in connection with the shares will be passed upon for the Fund by Greenberg Traurig, LLP, 3333 Piedmont Road NE, Suite 2500, Atlanta GA 30305.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 1-888-926-2688 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

40

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. PricewaterhouseCoopers LLP is located at 101 Seaport Boulevard, Suite 500, Boston, MA 02210.

ADDITIONAL INFORMATION

The prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-211845). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	1
Investment Objective and Policies	2
Repurchases and Transfers of Shares	12
Management of the Fund	17
Codes of Ethics	27
Proxy Voting Policies and Procedures	27
Control Persons and Principal Holders	28
Investment Advisory and Other Services	29
Portfolio Managers	36
Allocation of Brokerage	38
Tax Status	39
Other Information	44
Independent Registered Public Accounting Firm	45
Financial Statements	46
Appendix A – Griffin Capital Credit Advisor, LLC Proxy Voting Policies and Procedures	47
Appendix B – BCSF Advisors, LP Proxy Voting Policies and Procedures	51

41

NOTICE OF PRIVACY POLICY & PRACTICES

Your privacy is important to the Fund. The Fund is committed to maintaining the confidentiality, integrity, and security of your personal information. When you provide personal information, the Fund believes that you should be aware of policies to protect the confidentiality of that information.

The Fund collects the following nonpublic personal information about you:

●

Information we receive from you on or in applications or other forms, correspondence, or conversations, including, but not limited to, your name, address, phone number, social security number, assets, income, and date of birth; and

●

Information about your transactions with us, our affiliates, or others, including, but not limited to, your account number and balance, payments history, parties to transactions, cost basis information, and other financial information.

The Fund does not disclose any nonpublic personal information about our current or former shareholders to affiliated or nonaffiliated third parties, except as permitted by law. For example, the Fund is permitted by law to disclose all of the information we collect, as described above, to our Transfer Agent to process your transactions. Furthermore, the Fund restricts access to your nonpublic personal information to those persons who require such information to provide products or services to you. The Fund maintains physical, electronic, and procedural safeguards that comply with applicable federal and state standards to guard your nonpublic personal information.

In the event that you hold shares of the Fund through a financial intermediary, including, but not limited to, a broker-dealer, bank, or trust company, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with affiliated or non-affiliated third parties.

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Griffin Institutional Access Credit Fund
Class A Shares (CRDTX) and Class C Shares (CGCCX) of Beneficial Interest

PROSPECTUS
April 30, 2019

Investment Adviser
Griffin Capital Credit Advisor, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION

April 30, 2019

GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND

Class A Shares (CRDTX) and Class C Shares (CGCCX) of Beneficial Interest

Principal Executive Offices

Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245

1-888-926-2688

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the Class A and Class C prospectus of Griffin Institutional Access Credit Fund, dated April 30, 2019 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 1-888-926-2688 or by visiting www.griffincapital.com. Information on the website is not incorporated herein by reference. The registration statement of which the Prospectus is a part can be reviewed and copied at the Public Reference Room of the Securities and Exchange Commission (“SEC“) at 100 F Street NE, Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-202-551-8090. The Fund’s filings with the SEC also are available to the public on the SEC’s Internet web site at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street NE, Washington, D.C. 20549.

General Information and History	1
Investment Objective and Policies	2
Repurchases and Transfers of Shares	12
Management of the Fund	17
Codes of Ethics	27
Proxy Voting Policies and Procedures	27
Control Persons and Principal Holders	28
Investment Advisory and Other Services	29
Portfolio Managers	36
Allocation of Brokerage	38
Tax Status	39
Other Information	44
Independent Registered Public Accounting Firm	45
Financial Statements	46
Appendix A – Griffin Capital Credit Advisor, LLC Proxy Voting Policies and Procedures	47
Appendix B – BCSF Advisors, LP Proxy Voting Policies and Procedures	51

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund (the “Fund” or the “Trust”). The Fund was organized as a Delaware statutory trust on April 5, 2016. The Fund’s principal office is located at c/o Griffin Capital Credit Advisor, LLC, Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245, and its telephone number is 1-888-926-2688. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate, on a class-specific basis, equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund offers multiple classes of shares, including Class A and Class C shares. Information on Class I, Class F and Class L shares is available in a separate Statement of Additional Information. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of shares may be subject to different (or no) sales loads, (ii) each class of shares may bear different (or no) distribution and shareholder servicing fees; (iii) each class of shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees’ fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Fund’s Board of Trustees may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

1

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1) Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2) Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3) Purchase securities on margin, but may sell securities short and write call options.

(4) Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

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(5) Invest more than 25% of the market value of its assets in the securities of companies or entities engaged in any one industry. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities, as well as to investments in investment companies that primarily invest in such securities.

(6) Purchase or sell commodities, commodity contracts, including commodity futures contracts, to the full extent permitted by the 1940 Act and in accordance with the rules of the Commodity Futures Trading Commission, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7) Make loans of money or property to any person, except through loans of portfolio securities up to a maximum of 33 1/3% of the Fund’s total assets, the purchase of debt securities, including bank loans (senior loans) and participations therein, or the entry into repurchase agreements up to a maximum of 33 1/3% of the Fund’s total assets.

Other Fundamental Policies

In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than for 5% of the shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Certain Portfolio Securities and Other Operating Policies

As discussed in the Prospectus, the Fund invests in a range of secured and unsecured debt obligations which may be syndicated, consisting of U.S. high yield securities, collateralized loan obligations, global high yield securities and other fixed-income and fixed-income related securities, including direct originated debt obligations, exchange-traded funds (“ETFs”), Index Funds and other corporate debt investments. No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful. The Fund’s investment adviser is Griffin Capital Credit Advisor, LLC (the “Adviser”). The Adviser is responsible for allocating the Fund’s assets among various securities using its investment strategies, subject to policies adopted by the Fund’s Board of Trustees. Additional information regarding the types of securities and financial instruments is set forth below.

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Private Investment Funds

The Fund may invest to a limited extent in Private Investment Funds. The Private Investment Funds in which the Fund may invest will hold portfolio securities that are consistent with the Fund’s investment objective and strategy.

The Private Investment Funds may utilize leverage, pursuant to their operative documents, as a way to seek or enhance returns. Dependent upon the investment strategy and/or other factors, each Private Investment Fund will have differing limitations on the utilization of leverage. Such limitations are Private Investment Fund specific and may apply to an overall portfolio limitation. The Fund will limit its borrowing and the overall leverage of its portfolio to an amount that does not exceed 33 1/3% of the Fund’s gross asset value.

Other Investment Companies

The Fund may invest in securities of other investment companies, including ETFs. The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by investment companies in which it invests, in addition to the management fees (and other expenses) paid by the Fund. The Fund’s investments in other investment companies are subject to statutory limitations prescribed by the 1940 Act, including in certain circumstances a prohibition on the Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of the Fund’s total assets in securities of any one investment company or more than 10% of its total assets in the securities of all investment companies. In addition, Section 12(d)(1)(F) of the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding stock of such registered investment company is owned by the Fund and all affiliated persons of the Fund; and (ii) the Fund has not, and is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than 1.50%. An investment company that issues shares to the Fund pursuant to paragraph 12(d)(1)(F) shall not be required to redeem its shares in an amount exceeding 1% of such investment company’s total outstanding shares in any period of less than thirty days. Further, the Fund may rely on Rule 12d1-3, which allows unaffiliated investment companies to exceed the 5% Limitation and the 10% Limitation, provided the aggregate sales loads any investor pays does not exceed the limits on sales loads established by FINRA for funds of funds. Many ETFs, however, have obtained exemptive relief from the SEC to permit unaffiliated funds (such as the Fund) to invest in their shares beyond these statutory limits, subject to certain conditions and pursuant to contractual arrangements between the ETFs and the investing funds. The Fund may rely on these exemptive orders in investing in ETFs.

ETFs are shares of unaffiliated investment companies issuing shares that are traded like traditional equity securities on a national stock exchange. An investment in an ETF, like one in any investment company, carries the same risks as those of its underlying securities. The price of an ETF’s shares may fluctuate or lose money. In addition, because they, unlike other investment companies, are traded on an exchange, ETFs are subject to the following risks: (i) the market price of the ETF’s shares may trade at a premium or discount to the ETF’s net asset value; (ii) an active trading market for an ETF may not develop or be maintained; and (iii) there is no assurance that the requirements of the exchange necessary to maintain the listing of the ETF will continue to be met or remain unchanged. In the event substantial market or other disruptions affecting ETFs should occur in the future, the liquidity and value of the Fund’s shares could also be substantially and adversely affected.

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Although not a principal investment strategy, the Fund may invest up to 15% of its assets in private funds employing hedging strategies (commonly known as "hedge funds", i.e., investment funds that would be investment companies but for the exemptions under Rule 3(c)(1) or 3(c)(7) under the 1940 Act). Among other things, the hedge funds may invest in U.S. and non-U.S. equity and debt securities and may engage in leverage, short selling and derivative transactions. Hedge funds typically offer their securities privately without registration under the Securities Act of 1933, as amended (the "1933 Act"), in large minimum denominations (often at least $1 million) to a limited number of high net worth individual and institutional investors hedge funds are not registered as investment companies under the 1940 Act pursuant to an exemption from registration under the 1940 Act.

Typically, investment managers of hedge funds are compensated through asset-based fees and incentive-based allocations. The hedge funds employ a variety of "alternative" investment strategies to achieve attractive risk-adjusted returns (i.e., returns adjusted to take into account the volatility of those returns) with low correlation to the broad equity and fixed-income markets. "Alternative" investment strategies, unlike "relative return strategies," are generally managed without reference to the performance of equity, debt and other markets. Alternative investment strategies permit the managers of hedge funds to use leveraged or short sale positions to take advantage of perceived inefficiencies in the global capital markets. Alternative investment strategies differ from the investment programs of traditional registered investment companies, such as mutual funds. "Traditional" investment companies are generally characterized by long-only investments and restricted use of leverage.

Foreign Securities

The Fund may invest, directly or indirectly, in non-U.S. real estate companies and other foreign securities. Purchases of foreign securities entail certain risks. For example, there may be less information publicly available about a foreign company than about a U.S. company, and foreign companies generally are not subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S. Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility. In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

Emerging Markets Securities

The Fund may invest, directly or indirectly, in issuers domiciled in emerging markets. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity, (ii) significant price volatility, (iii) restrictions on foreign investment, and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

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Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.

Additional risks of emerging markets securities may include (i) greater social, economic and political uncertainty and instability, (ii) more substantial governmental involvement in the economy, (iii) less governmental supervision and regulation, (iv) the unavailability of currency hedging technique, (v) companies that are newly organized and small, (vi) differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers, and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.

Money Market Instruments

The Fund may invest, for defensive or diversification purposes or otherwise, some or all of its assets in high-quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund or the Sub-Adviser deems appropriate under the circumstances. Pending allocation of the offering proceeds of this offering and thereafter, from time to time, the Fund also may invest in these instruments and other investment vehicles. Money market instruments are high-quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation (the “FDIC”), and repurchase agreements.

Special Investment Techniques

The Fund may use a variety of special investment instruments and techniques to hedge against various risks or other factors and variables that may affect the values of the Fund’s portfolio securities. The Fund may employ different techniques over time, as new instruments and techniques are introduced or as a result of regulatory developments. Some special investment techniques that the Fund may use may be considered speculative and involve a high degree of risk, even when used for hedging purposes. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities.

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Derivatives

The Fund may engage in transactions involving options and futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.

A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Options and Futures. The Fund may engage in the use of options and futures contracts, so-called “synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or in the over-the-counter market, or they may be negotiated directly with counterparties. In cases where instruments are purchased over-the-counter or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out a position.

The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call options for both hedging purposes and to pursue the Fund’s investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks, as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

When writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

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The use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) by the Fund could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC. However, the Fund intends to conduct its operations to avoid regulation as a commodity pool. The CFTC eliminated limitations on futures trading by certain regulated entities, including registered investment companies, and consequently registered investment companies may engage in unlimited futures transactions and options thereon provided that the investment manager to such company claims an exclusion from regulation as a commodity pool operator. In connection with its management of the Fund, the Adviser has claimed such an exclusion from registration as a commodity pool operator under the Commodity Exchange Act (“CEA”). Therefore, it is not subject to the registration and regulatory requirements of the CEA.

Successful use of futures also is subject to the Adviser’s ability to correctly predict movements in the relevant market. To the extent that a transaction is entered into for hedging purposes, successful use is also subject to the Adviser’s ability to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price.

Options on Securities Indexes. The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging or speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Adviser’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

Swap Agreements. The Fund may enter into a variety of swap agreements, including equity, interest rate, and index swap agreements. The Fund is not limited to any particular form of swap agreement if the Adviser determines that other forms are consistent with the Fund’s investment objectives and policies. Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to more than a year. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.

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Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.

Equity Securities

The Fund may purchase equity securities from time to time. Equity securities represent a proportionate share of the ownership of a company; their value is based on the success of the company’s business and the value of its assets, as well as general market conditions. The purchaser of an equity security typically receives an ownership interest in the company as well as certain voting rights. The owner of an equity security may participate in a company’s success through the receipt of dividends, which are distributions of earnings by the company to its owners. Equity security owners may also participate in a company’s success or lack of success through increases or decreases in the value of the company’s shares. Equity securities generally take the form of common stock or preferred stock, as well as securities convertible into common stock. Preferred stockholders typically receive greater dividends but may receive less appreciation than common stockholders and may have different voting rights as well. Equity securities may also include convertible securities, warrants, rights or equity interests in trusts, partnerships, joint ventures or similar enterprises. Warrants or rights give the holder the right to buy a common stock at a given time for a specified price.

The value of equity securities, including common stocks, preferred stocks and convertible stocks, will fluctuate in response to factors affecting the particular company, as well as broader market and economic conditions. In the event of a company’s bankruptcy, claims of certain creditors, including bondholders, will have priority over claims of holders of common stock and are likely to have varying types of priority over holders of preferred and convertible stock.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis. This means that delivery and payment occur a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are determined when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund may, if it is deemed advisable, sell the securities after it commits to a purchase but before delivery and settlement takes place.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public’s perception of the creditworthiness of the issuer and changes (either real or anticipated) in the level of interest rates. Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the net assets of the Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered, and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss.

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Wholly-Owned Subsidiaries

Certain investments of the Fund will be held in wholly-owned and controlled single-asset subsidiaries (the “Single-Asset Subsidiaries”), which are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The Fund will also execute a portion of its strategy by investing in a wholly-owned and controlled Cayman subsidiary (the “NPL Subsidiary”; together with the Single-Asset Subsidiary, the “Subsidiaries”), which invests the majority of its assets in non-performing loans ("NPLs") subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. As a result, the Fund may be considered to be investing indirectly in these investments through the Subsidiaries. For that reason, and for the sake of convenience, references in this Statement of Additional Information to the Fund may also include the Subsidiaries.

The Subsidiaries will not be registered under the 1940 Act but, will be subject to certain of the investor protections of that Act, as noted in this Statement of Additional Information. The Fund, as the sole member of the Subsidiaries, will not have all of the protections offered to investors in registered investment companies. However, since the Fund wholly owns and controls the Subsidiaries, and the Fund and the NPL Subsidiary are both managed by the Adviser and Sub-Adviser, it is unlikely that the Subsidiaries will take action contrary to the interests of the Fund or its shareholders. The Board has oversight responsibility for the investment activities of the Fund, including its investment in the Subsidiaries, and the Fund's role as the sole member of the Subsidiaries. Also, in managing the NPL Subsidiary's portfolio, the Adviser and Sub-Adviser will be subject to the same investment restrictions and operational guidelines that apply to the management of the Fund.

Changes in the laws of the United States and/or the Cayman Islands, under which the Fund, the Single-Asset Subsidiary, and the NPL Subsidiary, respectively, are organized, could result in the inability of the Fund and/or the Subsidiaries to operate as described in this Statement of Additional Information and could negatively affect the Fund and its shareholders. For example, the Cayman Islands does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the NPL Subsidiary. If Cayman Islands law changes such that the Subsidiary must pay Cayman Islands taxes, Fund shareholders would likely suffer decreased investment returns.

Operational and Cybersecurity Risk

The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders.

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For instance, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to these systems or data within them, whether systems of the Fund, the Fund’s service providers, counterparties, or other market participants. Power or communication outages, acts of God, information technology equipment malfunctions, operational errors (both human and systematic) and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.

With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. In general, cyber-attacks result from deliberate attacks but unintentional events may have effects similar to those caused by cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information and causing operational disruption. Successful cyber-attacks against, or security breakdowns of, the Fund or its advisers, custodians, fund accountant, fund administrator, transfer agent, pricing vendors and/or other third party service providers may adversely impact the Fund and its shareholders. For instance, cyber-attacks may interfere with the processing of shareholder transactions, cause the release of private shareholder information or confidential Fund information, impede trading, cause reputational damage, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. The Fund also may incur substantial costs for cybersecurity risk management in order to guard against any cyber incidents in the future. While the Fund or its service providers may have established business continuity plans and systems designed to guard against such cyber-attacks or adverse effects of such attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified, in large part because different unknown threats may emerge in the future. Similar types of cybersecurity risks also are present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value. In addition, cyber-attacks involving a counterparty to the Fund could affect such a counterparty’s ability to meets it obligations to the Fund, which may result in losses to the Fund and its shareholders. The Fund cannot directly control any cyber-security plans or systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests or securities markets and exchanges.

Portfolio Turnover

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. It is anticipated that the Fund’s portfolio turnover rate will ordinarily be between 25% and 75%. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the underlying funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the underlying funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income.

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Non-Diversified Status

Because the Fund is “non-diversified” under the 1940 Act, it is subject only to certain federal tax diversification requirements. Under federal tax laws, the Fund may, with respect to 50% of its total assets, invest up to 25% of its total assets in the securities of any issuer. With respect to the remaining 50% of the Fund’s total assets, (i) the Fund may not invest more than 5% of its total assets in the securities of any one issuer, and (ii) the Fund may not acquire more than 10% of the outstanding voting securities of any one issuer. These tests apply at the end of each quarter of the taxable year and are subject to certain conditions and limitations under the Code. These tests do not apply to investments in United States Government Securities and regulated investment companies.

REPURCHASES AND TRANSFERS OF SHARES

Repurchase Offers

The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses and may increase the Fund’s portfolio turnover.

Repurchase Offer Policy Summary of Terms

1.	The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time.

2.	The repurchase offers will be made in March, June, September and December of each year.

3.	The Fund must receive repurchase requests submitted by shareholders in response to the Fund’s repurchase offer no less than 21 days and no more than 42 days of the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange is closed on that day) (the “Repurchase Request Deadline”).

4.	The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the net asset value applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

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The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and that is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2.00% of the proceeds. Generally, the Fund does not charge a repurchase fee. However, a Class C shareholder who tenders for repurchase of such shareholder’s Class C shares during the first 365 days following such shareholder’s initial capital contribution, where such shares are repurchased after being held for less than 365 days, will be subject to a fee of 1.00% of the value of the original purchase price of the shares repurchased by the Fund (a “Contingent Deferred Sales Charge”). The Fund or its designee may waive the imposition of the Contingent Deferred Sales Charge in the following shareholder situations: (1) shareholder death or (2) shareholder disability. Any such waiver does not imply that the Contingent Deferred Sales Charge will be waived at any time in the future or that such Contingent Deferred Sales Charge will be waived for any other shareholder. Class A shares are not subject to a Contingent Deferred Sales Charge. The Fund may rely on Rule 23c-3 only so long as the Board of Trustees satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Procedures: All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount: Each quarter, the Fund may offer to repurchase at least 5% and no more than 25% of the outstanding shares of the Fund on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Board of Trustees shall determine the quarterly Repurchase Offer Amount.

Shareholder Notification: No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”) providing the following information:

1.	A statement that the Fund is offering to repurchase its shares from shareholders at net asset value;

2.	Any fees applicable to such repurchase, if any;

3.	The Repurchase Offer Amount;

4.	The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

5.	The risk of fluctuation in net asset value between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

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6.	The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

7.	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8.	The circumstances in which the Fund may suspend or postpone a repurchase offer;

9.	The net asset value of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the net asset value thereafter; and

10.	The market price, if any, of the shares on the date on which such net asset value was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (“Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.

Notification of Beneficial Owners: Where the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934.

Repurchase Requests: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1.	Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others, or

2.	Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

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Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board of Trustees, including a majority of the Trustees who are not interested persons of the Fund, and only:

1.	If the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code;

2.	If the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

3.	For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted;

4.	For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5.	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value: The Fund’s current net asset value per share (“NAV”) shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board of Trustees. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the New York Stock Exchange. The Fund’s NAV need not be calculated on:

1.	Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

2.	Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3.	Customary national, local, and regional business holidays described or listed in the Prospectus.

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Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board of Trustees shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy: The Board of Trustees may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Fund’s investment adviser, but shall continue to be responsible for monitoring the investment adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board of Trustees has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1.	In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a)       The frequency of trades and quotes for the security.

(b)	The number of dealers willing to purchase or sell the security and the number of potential purchasers.

(c)	Dealer undertakings to make a market in the security.

(d)	The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

(e)	The size of the fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2.	If market developments impair the liquidity of a security, the investment adviser should review the advisability of retaining the security in the portfolio. The investment adviser should report to the basis for its determination to retain a security at the next Board of Trustees meeting.

3.	The Board of Trustees shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4.	These procedures may be modified as the Board deems necessary.

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Registration Statement Disclosure: The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

1.	Disclosure of its fundamental policy regarding periodic repurchase offers.

2.	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

a.	the number of repurchase offers,

b.	the repurchase offer amount and the amount tendered in each repurchase offer, and

c.	the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of this section.

Advertising: The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with FINRA or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Transfers of Shares

No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys and accountants fees, incurred by the Fund in connection with such transfer.

MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Trust is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Trust’s By-laws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. The Board consists of five individuals, two of whom are “interested persons” (as defined under the 1940 Act) of the Trust, the Adviser, or the Trust’s distributor (“Trustees”). Pursuant to the Governing Documents of the Trust, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Trust and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Trust’s purposes. The Trustees, officers, employees and agents of the Trust, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

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Board Leadership Structure Dr. Randy Anderson is the Chairman of the Board of Trustees. Additionally, under certain 1940 Act governance guidelines that apply to the Trust, the Trustees that are not “interested persons” of the Trust within the meaning of the 1940 Act (“Independent Trustees”) will meet in executive session, at least quarterly. Under the Trust's Agreement and Declaration of Trust and By-Laws, the Chairman of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies including (i) setting the agendas for board meetings and (ii) providing information to board members in advance of each board meeting and between board meetings. The Trust believes that its Chairman, the chair of the Audit Committee, the chair of the Governance Committee, and, as an entity, the full Board of Trustees, provide effective leadership that is in the best interests of the Trust and each shareholder.

Dr. Anderson may be deemed to be an interested person of the Trust by virtue of his ownership interest in and senior management role at Griffin Capital Credit Advisor, LLC, the Adviser of the Fund and the portfolio management services he provides to the Fund. The trustees have determined that an interested Chairman is appropriate and benefits shareholders because an interested Chairman has a personal and professional stake in the quality and continuity of services provided to the Fund. The Independent Trustees (as defined herein) exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman, regardless of whether the trustee happens to be independent or a member of management. The Independent Trustees have determined that they can act independently and effectively without having an Independent Trustee serve as Chairman and that a key structural component for assuring that they are in a position to do so is for the Independent Trustees to constitute a substantial majority of the Board. The Independent Trustees also meet quarterly in executive session without Dr. Anderson. In view of the small size of the Board, the independent trustees have not designated any single trustee to be the lead independent trustee at this time.

Board Risk Oversight The Board of Trustees is comprised of five trustees, three of whom are Independent Trustees, with a standing independent Audit Committee with a separate chair and a standing independent Governance Committee with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. The Governance Committee assists the Board in adopting fund governance practices and meeting certain “fund governance standards.” Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

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Trustee Qualifications

Nathan Headrick -- Mr. Headrick is one of the founders of Triloma Financial Group where he serves as a Managing Director. He is responsible for identifying and overseeing the Triloma’s product offerings, including securities, design, underwriting and distribution, corporate policy and risk management.

Mr. Headrick is a recognized advocate and leader in the alternative investments industry. Prior to joining Triloma, he served as President of Bluerock Capital Markets and held numerous senior leadership roles within the CNL family of companies. Under Mr. Headrick’s leadership, these broker dealers raised over $6 billion in public alternative investment capital, representing hundreds of thousands of investors in the retail broker dealer channel. Mr. Headrick has also served as Chief Legal Officer and General Counsel to Corporate Capital Trust, KKR and CNL’s co-sponsored public, non-traded business development company. To date, Mr. Headrick has placed $13.5 billion of public and private equity securities into the alternative investment marketplace, including syndication of substantial public company joint ventures with KKR, The Macquarie Group and CB Richard Ellis.

Mr. Headrick is also the founder and current chairman of the IPA Policy Advocacy Committee (IPAPAC), which acts as the alternative investment industry’s primary lobbying voice.

Mr. Headrick earned his Juris Doctor from Georgetown University Law Center, where he was elected student body president. He additionally holds a Masters of Theology from Harvard University and BAs from the University of North Carolina in political science and international studies.

In 2008, Mr. Headrick was inducted into the bar of the United States Supreme Court. The same year, he received the Orlando Business Journal 40 Under 40 Award, recognizing the forty most influential business persons in Central Florida under the age of forty. His community activities include service on the boards of the Class of 1938 Foundation, the Orange County Regional History Center, Junior Achievement of Florida, Florida Children’s Hospital, and United Cerebral Palsy of Central Florida.

Mr. Headrick received the American Bar Association Order of the Silver Key in 2003, and was inducted into the Order of the Golden Fleece in 1996. He is also a member of the DC Court of Appeals bar and the Florida bar. Mr. Headrick is a registered FINRA arbitrator and holds Series 7, 24, 63, 79 and 99 licenses. In 2012, Mr. Headrick was appointed to a term on the FINRA Corporate Finance Committee.

Robb Chapin -- Mr. Chapin currently serves as Chief Executive Officer of Bridge Seniors Housing Fund Manager LLC, a position he has held since 2013. Mr. Chapin has over 19 years’ experience in commercial real estate. His experience has included:

From late 2005 to 2013, Mr. Chapin served as Co-Chief Executive Officer for Servant Investments and Co-Founder of Servant Healthcare Investments, LLC, (“SHI”) an affiliate of Servant Capital Group where he was responsible for corporate strategy, capital formation and served on the executive committee. Servant Healthcare Investments was the sub-advisors to a public non-traded healthcare REIT focused on seniors housing and other healthcare related properties and the GP/sponsor of a private healthcare development fund.

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From 1999 to 2005, Mr. Chapin served as Executive Vice President for Trustreet Properties, Inc. (“A CNL Legacy Fund”), a publicly traded REIT with over 3,000 properties in over 40 states. He managed the investment strategy nationally for the acquisition of single-tenant net leased properties and was responsible for over $2 billion of commercial real estate acquisitions and investments and served on the company’s investment committee.

From 1997 to 1998, Mr. Chapin participated in the formation of CNL Retirement Properties, which acquired a portfolio consisting of over 275 properties nationwide valued at over $4.2 billion. Prior to joining CNL in 1997, he was the President of Leader Enterprises, a premier sports marketing company.

Mr. Chapin received his Bachelor of Science from Appalachian State University and completed significant course work toward his Master of Business Administration at the Crummer Graduate School of Business at Rollins College in Winter Park, Florida.

Ira Cohen -- Mr. Cohen is a successful mutual fund executive with over 34 years of retail, offshore and institutional experience. He is Executive Vice President of Asset Management Services for Recognos Financial, a provider of semantic data analysis for the financial services industry. He currently serves as an Independent Trustee for the Valued Advisors Trust. He also serves as an Independent Trustee and the Chairman of the Board of Trustees for the Angel Oak Funds Trust. Over the past ten years Mr. Cohen has served as managing principal of a boutique consulting company providing advisory and compliance related services. Mr. Cohen’s client list includes Depository Trust & Clearing Corporation (DTCC), Goldman Sachs, Fidelity, Waddell & Reed, Commonwealth Funds, DST Systems and FINRA.

Previously, Mr. Cohen spent 13 years as a Senior Vice President of INVESCO Fund Services, formerly known as AIM Investments. Mr. Cohen was responsible for all Transfer Agent Operations and Services for retail, retirement, institutional and offshore funds. Before joining INVESCO he held senior management positions at Bank of New York and Prudential Mutual Fund Services.

As a highly sought after industry thought leader, Mr. Cohen is a frequent keynote speaker at top industry conferences and holds key positions across numerous industry organizations. Mr. Cohen has held FINRA Registered Series 6, Series 26 and Series 63 licenses.

Following is a list of the Trustees and executive officers of the Trust and their principal occupation over the last five years. Unless otherwise noted, the address of each Trustee and Officer is Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245.

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Independent Trustees

Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Nathan Headrick Age: 44	Trustee Since 2017	Managing Director and Founder, Triloma Financial Group (private equity firm), 2013-Present; Founder and Partner, DDW Holdings LLC (due diligence software provider), 2013-2014; President, Bluerock Capital Markets (public and private equity fund broker-dealer), 2013; General Counsel and Chief Compliance Officer, CNL Securities (public and private equity fund broker-dealer), 2008-2013; and General Counsel, Corporate Capital Trust (Public non-traded BDC), 2012-2013.	2	Griffin Institutional Access Real Estate Fund, 2014-Present; Class of 1938 Foundation (nonprofit), 1996-Present. .
Robb Chapin Age: 57	Trustee Since 2017	Chief Executive Officer, Bridge Senior Housing Fund Manager, LLC (real estate fund management), 2013- Present; Managing Partner, Servant Investments, LLC (real estate fund management), 2005-2013; and Managing Partner, Servant Capital Group, LLC (real estate fund management), 2012-2013.	2	Griffin Institutional Access Real Estate Fund, 2014-Present; Bridge Seniors Housing & Medical Properties Fund, LP (real estate fund), 2013- Present.
Ira Cohen Age: 60	Trustee Since 2017	Executive Vice President, Recognos Financial (financial data services firm), 2015-Present; Chief Executive Officer, Ira Cohen Consulting, LLC (mutual fund operations consulting firm), 2005-Present.	2	Griffin Institutional Access Real Estate Fund, 2014-Present; Valued Advisers Trust (14 portfolios), 2010-Present; and Angel Oak Funds Trust (5 portfolios), 2014-Present.

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Interested Trustees and Officers

Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Kevin Shields Age: 61	President and Trustee Since 2017	Chairman and Chief Executive Officer, Griffin Capital Company, LLC; Chief Executive Officer, Griffin Capital Advisor, LLC; Chairman and Chief Executive Officer, Griffin Capital Securities, LLC; President and Director, Griffin Capital BDC Corp.; Executive Chairman, and Chief Executive Officer, Griffin Capital Essential Asset REIT, Inc. and Executive Chairman, and Chief Executive Officer, Griffin Capital Essential Asset REIT II, Inc.	2

President and Trustee, Griffin Institutional Access Real Estate Fund, 2014-Present; Chairman, Griffin Capital Company, LLC, 1995- Present; Director, Griffin Capital Essential Asset REIT, Inc., 2008-2019; Director, Griffin Capital Essential Asset REIT II, Inc., 2014-Present; Director, Griffin Capital BDC Corp., 2014-2017.

Randy Anderson Age: 51	Executive Vice President, Secretary and Trustee Since 2017	Chief Economist, Griffin Capital Company, LLC; Chief Investment Officer, Griffin Capital Credit Advisor, LLC; President, Griffin Capital Asset Management Company, LLC; Howard Phillips Eminent Scholar Chair and Professor of Real Estate, University of Central Florida; President, Bluerock Real Estate LLC; President, CNL Real Estate Advisors; Chief Economist, Marcus and Millichap Company; Executive Vice President, Griffin Capital BDC Corp.	2	Trustee, Executive President and Secretary, Griffin Institutional Access Real Estate Fund, 2014- Present.

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Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Joseph Miller Age: 55	Treasurer Since 2017	Chief Financial Officer and Chief Operating Officer, Griffin Capital Company, LLC; Chief Financial Officer, Griffin Capital BDC Corp.	n/a	Treasurer, Griffin Institutional Access Real Estate Fund, 2014-Present.
Ryan Del Giudice Age: 28	Chief Compliance Officer Since 2018

Chief Compliance Officer, Griffin Capital Advisor, LLC; Chief Compliance Officer, Griffin Capital Credit Advisor, LLC; Griffin Capital Company, LLC; Vice President, Cipperman Compliance Services, LLC; Manager, Cipperman Compliance Services, LLC.

			n/a	Chief Compliance Officer, Griffin Institutional Access Real Estate Fund, 2018-Present.
Madeline Arment Age: 29	Assistant Treasurer Since 2019	Fund Controller, ALPS Fund Services, Inc.; Manager of Investment Operations, Shelton Capital Management; Tax Supervisor/Accountant, ALPS Fund Services, Inc.	n/a	Assistant Treasurer, Griffin Institutional Access Real Estate Fund, 2019-Present.
Howard S. Hirsch Age: 53	Vice President and Assistant Secretary Since 2017

Chief Legal Officer, Vice President, Secretary and Assistant Secretary, Griffin Capital Essential Asset REIT, Inc.; Chief Legal Officer and Secretary, Vice President, Griffin Capital Essential Asset REIT II, Inc.; Vice President and General Counsel – Securities, Griffin Capital Company, LLC; Vice President and Secretary, Griffin Capital BDC Corp.; Vice President, Griffin Capital BDC Advisor, LLC; Shareholder, Baker Donelson, Caldwell & Berkowitz, PC.

			n/a	Vice President and Assistant Secretary, Griffin Institutional Access Real Estate Fund, 2015-Present.

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Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Christopher Moore Age: 34	Assistant Secretary Since 2017	Vice President and Senior Counsel, ALPS Fund Services, Inc.; Associate, Thompson Hine LLP; Corporate Counsel, DSW, Inc.	n/a

Vice President and Secretary, Boulder Growth and Income

Fund, 2018-Present; Secretary, RiverNorth Opportunities Fund, 2017-Present; Assistant Secretary, Griffin Institutional Access Real Estate Fund, 2016-Present; Assistant Secretary, RiverNorth

Opportunistic Municipal Income Fund, 2018-Present.

*	The term of office for each Trustee and officer listed above will continue indefinitely.
**	The term “Fund Complex” refers to the Griffin Institutional Access Credit Fund and the Griffin Institutional Access Real Estate Fund.

Board Committees

The Board has established two standing committees: the Audit Committee and the Governance Committee.

Audit Committee

The Board has an Audit Committee that consists of all the Trustees, except for Messrs. Anderson and Shields, each of whom is not an “interested person” of the Trust within the meaning of the 1940 Act. The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Trust’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Trust’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Trust’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Trust’s accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. During the fiscal year ended December 31, 2018, the Audit Committee held four meetings.

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Governance Committee

The Board has a Governance Committee that consists of all the Trustees, except for Dr. Anderson and Mr. Shields, each of whom is not an “interested person” of the Trust within the meaning of the 1940 Act. The Governance Committee assists the Board of Trustees in adopting fund governance practices and meeting certain fund governance standards. The Governance Committee operates pursuant to a Governance Committee Charter. The Governance Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Governance Committee generally will consider shareholder nominees to the extent required pursuant to rules under the Securities Exchange Act of 1934. The Governance Committee reviews all nominations of potential trustees made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Governance Committee. The Governance Committee meets to consider nominees as is necessary or appropriate. The Governance Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. During the fiscal year ended December 31, 2018, the Governance Committee held three meeting.

Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of December 31, 2018. As of April 1, 2019, the Trustees and officers, as a group, indirectly owned approximately 4% of the Fund.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Robb Chapin	None	None
Ira Cohen	None	None
Nathan Headrick	None	None
Kevin Shields	Over $100,000*	Over $100,000*
Dr. Randy Anderson	Over $100,000*	Over $100,000*

*	Includes shares owned by Griffin Capital Vertical Partners, L.P., which is indirectly owned and controlled by Kevin A. Shields. Dr. Anderson holds minority profit interests in Griffin Capital, LLC. Griffin Capital, LLC is the indirect parent company of Griffin Capital Vertical Partners, L.P., which owns shares in the Fund.

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Compensation

Effective April 1, 2019, each Trustee who is not affiliated with the Trust or Adviser receives $15,000 per quarterly and special in-person meeting and $500 per special telephonic meeting, as well as reimbursement for any reasonable expenses incurred attending the meetings. The chair of the Audit Committee receives an additional $10,000 annually. Prior to April 1, 2019, each Trustee who was not affiliated with the Trust or Adviser received $5,000 per quarterly and special in-person meeting and $500 per special telephonic meeting, as well as reimbursement for any reasonable expenses incurred attending the meetings. The chair of the Audit Committee received an additional $10,000 annually. None of the executive officers receive compensation from the Trust.

The table below details the amount of compensation the Trustees received from the Trust during the fiscal period ended December 31, 2018. The Trust does not have a bonus, profit sharing, pension or retirement plan.

Name of Trustee	Aggregate Compensation From Trust	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust Paid to Trustees
Robb Chapin	$22,000	None	None	$22,000
Ira Cohen	$32,000	None	None	$32,000
Nathan Headrick	$22,000	None	None	$22,000

ORGANIZATION AND MANAGEMENT OF WHOLLY-OWNED SUBSIDIARIES

Certain investments of the Fund will be held in Subsidiaries.

The Single-Asset Subsidiaries will be single member limited liability companies organized under Deleware law. The Fund will be the sole member of the Single-Asset Subsidiaries.

The NPL Subsidiary is a company organized under the laws of the Cayman Islands, whose registered office is located at the offices of GIACF Alternative Holdings, LLC, c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The NPL Subsidiary's affairs are overseen by a board of managers.

Managers. The Fund is the sole member of the NPL Subsidiary. The Independent Trustees also serve as the managers of the NPL Subsidiary.

The NPL Subsidiary has entered into a separate contract with each of the Adviser and Sub-Adviser for the management of the NPL Subsidiary's portfolio, without compensation. Each Subsidiary has also entered into arrangements with the Trust's custodian to serve as the NPL Subsidiary's custodian and with the Trust’s transfer agent, fund accountant and administrator to serve the NPL Subsidiary in the same capacity. The NPL Subsidiary has adopted compliance policies and procedures that are substantially similar to the policies and procedures adopted by the Fund. The Trust's Chief Compliance Officer oversees implementation of the NPL Subsidiary’s policies and procedures, and makes periodic reports to the Board regarding the NPL Subsidiary's compliance with its policies and procedures.

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The NPL Subsidiary pays no fee to the Adviser or Sub-Adviser for their services. The NPL Subsidiary will bear the fees and expenses incurred in connection with the custody, transfer agency, fund accounting, and administration services that it receives. The Funds expect that the expenses borne by its NPL Subsidiary will not be material in relation to the value of the Fund's assets. It is also anticipated that the Fund's own expense will be reduced to some extent as a result of the payment of such expenses at the NPL Subsidiary level. It is therefore expected that the Fund's investment in the NPL Subsidiary will not result in the Fund paying duplicative fees for similar services provided to the Fund and NPL Subsidiary.

CODES OF ETHICS

Each of the Fund, the Adviser and Sub-Adviser have adopted a Code of Ethics oursuant to Section 204A and Rule 204A-1 under the Investment Advsiers Act of 1940 and Rule 17j-1 under the 1940 Act, respectively. The Trust’s Distributor has adopted a Code of Ethics under Rule 17j-1 of the 1940 Act.Rule 17j-1 and the Code of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel (“Access Persons”). The Code of Ethics permit Access Persons, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Under the Code of Ethics, Access Persons may engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The Code of Ethics of the Adviser, Fund and Distributor can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The Code of Ethics are available on the EDGAR database on the SEC’s website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549.

PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (“Policies”) on behalf of the Trust, which delegate the responsibility for voting proxies to the Adviser, who may in turn delegate to the Sub-Adviser, subject to the Board’s continuing oversight. The Policies require that the Adviser (or the Sub-Adviser) vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Policies also require the Adviser (or the Sub-Adviser) to present to the Board, at least annually, the Adviser’s (or Sub-Adviser’s) Proxy Policies and a record of each proxy voted by the Adviser (or the Sub-Adviser) on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser (or the Sub-Adviser) involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser (or the Sub-Adviser), any affiliated person(s) of the Adviser (or the applicable Sub-Adviser), the Fund’s principal underwriter (distributor) or any affiliated person of the principal underwriter (distributor), or any affiliated person of the Trust and the Fund’s or its shareholder’s interests, the Adviser (or the Sub-Adviser) will resolve the conflict by voting in accordance with the policy guidelines or at the Trust’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received in a timely fashion, the Adviser (or the Sub-Adviser) will abstain from voting. Copies of the Adviser’s and the Sub-Adviser’s proxy voting policies is attached hereto as Appendix A and Appendix B, respectively.

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Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 1-888-926-2688; and (2) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at 1-888-926-2688 and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who beneficially owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. As of April 1, 2019, the name, address and percentage of ownership of each entity or person that owned of record or beneficially 5% or more of the outstanding shares of the Fund are as follows:

Class A
Name and Address	Percentage Owned	Type of Ownership
Pershing LLC P.O. Box 2052 Jersey City, NJ 07303-2552	18.40%	Record
Charles Schwab & Co. Inc. Special Custody Acct. FBO Customers Attn: Mutual Funds 211 Main St. San Francisco, CA 94105-1901	15.09%	Record

Class C
Name and Address	Percentage Owned	Type of Ownership
Pershing LLC P.O. Box 2052 Jersey City, NJ 07303-2552	31.50%	Record

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INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

Griffin Capital Credit Advisor, LLC, located at Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Delaware limited liability company formed in 2016 for the purpose of advising the Fund. The majority of shares in the Adviser are owned indirectly by Griffin Capital Company, LLC, a Delaware limited liability company, which is controlled by Kevin Shields because he controls more than 25% of the voting interests of Griffin Capital Company, LLC as of the date of this SAI.

Under the general supervision of the Fund’s Board of Trustees, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund and will determine which securities should be purchased, sold or exchanged, as may be delegated to the Sub-Adviser as described in the Prospectus. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.85% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including all organization and offering expenses, but excluding taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.60% and 3.35% per annum of the Fund’s average daily net assets attributable to Class A and Class C, respectively (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect, at least through April 30, 2020, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Fund’s Board of Trustees on 60 days written notice to the Adviser. The Expense Limitation Agreement may be renewed at the Adviser’s and Board’s discretion.

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During the fiscal year ended December 31, 2018 and the fiscal period April 3, 2017 to December 31, 2017, the Fund paid $2,514,730 and $598,942 in advisory fees to the Adviser, respectively. The Adviser waived its advisory fees and also reimbursed Fund expenses of $1,814,693 and $993,717 respectively during those periods.

The Sub-Adviser

The Adviser has engaged BCSF Advisors, LP (“BCSF” or the “Sub-Adviser”), an SEC registered investment adviser pursuant to the provisions of the Advisers Act, to manage the Fund's investment portfolio. BCSF is located at 200 Clarendon Street, Boston, MA 02116.

Under the terms of the Sub-Advisory Agreement, the Sub-Adviser will receive fees as follows: 0.75% for up to $250 million in assets under advisement, 0.65% for $250 million to $500 million in assets under advisement, 0.60% for $500 million to $1 billion in assets under advisement and 0.55% for $1 billion or more in assets under advisement. The Fund will reimburse the Sub-Adviser for certain expenses related to the identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling), refinancing or restructuring of investment opportunities for the Fund.

During the fiscal year ended December 31, 2018 and the fiscal period April 3, 2017 to December 31, 2017, the Adviser paid $854,347 and $74,917 in fees to the Sub-Adviser, respectively.

Potential Conflicts of Interest - Adviser

The Adviser may provide investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser and the investment professionals, who on behalf of the Adviser, provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate. Set out below are practices that the Adviser follows.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser, or by the Adviser for the Adviser Accounts, if any, that are the same as, different from or made at a different time than, positions taken for the Fund.

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Potential Conflicts of Interest – Sub-Adviser

The Sub-Adviser is an affiliate of Bain Capital Credit, LP (“Bain Capital Credit”). Bain Capital Credit is the credit investing arm of Bain Capital, LP (“Bain Capital”) one of the world’s premier alternative investment firms. As a result of arrangements with Bain Capital Credit, there may be times when the Sub-Adviser has interests that differ from those of shareholders, giving rise to a conflict of interest.

Conflicts Related to Obligations of Bain Capital Credit, LP or the Portfolio Managers

Bain Capital Credit employees, including the Fund’s portfolio managers, serve, or may serve, as officers, directors, members, or principals of entities that operate in the same or a related line of business as we do, or of investment funds, accounts, or investment vehicles managed by Bain Capital Credit and/or its affiliates. Similarly, Bain Capital Credit and its affiliates may have other clients with similar, different or competing investment objectives.

In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of us or our stockholders. For example, Bain Capital Credit has management responsibilities for other investment funds, accounts and investment vehicles. There is a potential that the Fund will compete with these funds, and other entities managed by Bain Capital Credit and its affiliates, for capital and investment opportunities. As a result, Bain Capital Credit and any portfolio managers of the Fund who are affiliated with Bain Capital Credit will face conflicts in the allocation of investment opportunities among the Fund and the investment funds, accounts and investment vehicles managed by Bain Capital Credit and its affiliates. Bain Capital Credit intends to allocate investment opportunities among eligible investment funds, accounts and investment vehicles in a manner that is fair and equitable over time and consistent with its allocation policy. However, the Sub-Adviser can offer no assurance that such opportunities will be allocated to the Fund fairly or equitably in the short-term or over time.

Conflicts may also arise because portfolio decisions regarding the Fund may benefit other accounts managed by the Sub-Adviser or its affiliates. For example, the sale of a long position or establishment of a short position by the Fund may impair the price of the same security sold short by (and therefore benefit) one or more affiliates or their other accounts, and the purchase of a security or covering of a short position in a security by the Fund may increase the price of the same security held by (and therefore benefit) one or more affiliates or their other accounts.

Restricted Ability to Enter Into Transactions with Affiliates

The Fund is prohibited under the 1940 Act from participating in certain transactions with affiliates without the prior approval of the Independent Trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of the Fund’s outstanding voting securities will be an affiliate for purposes of the 1940 Act, and the Fund is generally prohibited from buying or selling any security from or to such affiliate without the prior approval of the Independent Trustees. The Fund considers the Sub-Adviser and its affiliates, including Bain Capital Credit, to be affiliates for such purposes. The 1940 Act also prohibits certain “joint” transactions with certain affiliates without prior approval of the Independent Trustees and, in some cases, of the SEC. The Fund is prohibited from buying or selling any security from or to any person who owns more than 25% of the Fund’s voting securities or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC.

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The Fund may, however, invest alongside Bain Capital Credit’s investment funds, accounts and investment vehicles in certain circumstances where doing so is consistent with our investment strategy as well as applicable law and SEC staff interpretations. For example, we may invest alongside such investment funds, accounts and investment vehicles consistent with guidance promulgated by the SEC staff to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that Bain Capital Credit, acting on the Fund’s behalf and on behalf of such investment funds, accounts and investment vehicles, negotiates no term other than price. We may also invest alongside Bain Capital Credit’s investment funds, accounts and investment vehicles as otherwise permissible under regulatory guidance, applicable regulations and Bain Capital Credit’s allocation policy. If the Fund is prohibited by applicable law from investing alongside Bain Capital Credit’s investment funds, accounts and investment vehicles with respect to an investment opportunity, the Fund will not participate in such investment opportunity. This allocation policy provides that allocations among us and investment funds, accounts and investment vehicles managed by the Sub-Adviser and its affiliates will generally be made pro rata based on capital available for investment, as determined, in the case of the Fund, by the Board as well as the terms of the Fund’s governing documents and those of such investment funds, accounts and investment vehicles. It is the Sub-Adviser’s policy to base determinations on such factors as: the amount of cash on-hand, existing commitments and reserves, if any, targeted leverage level, targeted asset mix and diversification requirements and other investment policies and restrictions set by the Board or imposed by applicable laws, rules, regulations or interpretations. The Sub-Adviser expects that these determinations will be made similarly for investment funds, accounts and investment vehicles managed by Bain Capital Credit. However, there can be no assurance that investment opportunities will be allocated to the Fund fairly or equitably in the short-term or over time.

In situations where co-investment with investment funds, accounts and investment vehicles managed by Bain Capital Credit is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer or where the different investments could be expected to result in a conflict between our interests and those of Bain Capital Credit’s clients, subject to the limitations described in the preceding paragraph, Bain Capital Credit will need to decide which client will proceed with the investment. Moreover, except in certain limited circumstances as permitted by the 1940 Act, such as when the only term being negotiated is price, we will be unable to invest in any issuer in which an investment fund, account or investment vehicle managed by Bain Capital Credit has previously invested. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. These restrictions will limit the scope of investment opportunities that would otherwise be available. See also “— Allocation of Investment Opportunities Among the Fund and Other Funds Advised by Affiliated Investment Advisers” below.

In an order dated March 22, 2018, the SEC granted exemptive relief to the Fund, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with certain affiliates of Bain Capital Credit (“Co-Investment Program”), including investments in senior direct lending investments (“SDLs) and non-performing loans (“NPLs”). Under the terms of the Co-Investment Program, the Fund’s participation in potential investments proposed by the Sub-Adviser requires approval from the Adviser’s Investment Committee and a majority of the Fund’s Independent Trustees.

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Operation in a Highly Competitive Market for Investment Opportunities

The business of investing in assets meeting the Fund’s investment objective is highly competitive. Competition for investment opportunities includes a growing number of nontraditional participants, such as hedge funds, senior private debt funds, including business development companies, and other private investors, as well as more traditional lending institutions and competitors. Some of these competitors may have access to greater amounts of capital and to capital that may be committed for longer periods of time or may have different return thresholds than the Fund, and thus these competitors may have advantages not shared by the Fund. Furthermore, many of the Fund’s competitors are not subject to the regulatory restrictions that the 1940 Act imposes on the Fund. Increased competition for, or a diminishment in the available supply of, investments suitable for the Fund could result in lower returns on such investments. Moreover, the identification of attractive investment opportunities is difficult and involves a high degree of uncertainty. The Fund may incur significant expenses in connection with identifying investment opportunities and investigating other potential investments which are ultimately not consummated, including expenses relating to due diligence, transportation, legal expenses and the fees of other third party advisors.

The Fund may also compete for investment opportunities with investment funds, accounts and investment vehicles managed by Bain Capital Credit. Although Bain Capital Credit will allocate opportunities in accordance with its policies and procedures, allocations to such investment funds, accounts and investment vehicles will reduce the amount and frequency of opportunities available to us and may not be in the best interests of the Fund and our shareholders. Moreover, the performance of investments will not be known at the time of allocation.

Resolution of Conflicts

The Sub-Adviser will approach all conflicts of interest using its best judgment, but in its sole discretion. When conflicts arise between the Fund, on the one hand, and a fund advised by the Sub-Adviser or its affiliates, on the other hand, the Sub-Adviser will represent the interests of the Fund, and the other participating investment adviser will represent the interests of the fund it advises. In resolving conflicts, the Sub-Adviser and the other affiliated investment advisers will generally consider various factors, including the interests of the Fund and the funds they advise in the context of both the immediate issue at hand and the longer term course of dealing among the Fund and the funds they advise. From time to time and as required by applicable law or under the terms of its exemptive relief, the Sub-Adviser and other affiliated investment advisers may determine to refer certain conflicts of interest to Bain Capital’s allocation committee (the “Allocation Committee”), comprised of senior Bain Capital personnel, for review and resolution, particularly in situations where the Sub-Adviser and other affiliated investment advisers are unable to resolve such conflicts. Similarly, the Allocation Committee may in its sole discretion determine to review and make determinations regarding certain conflicts of interest. See also “— Allocation of Investment Opportunities Among the Fund, Other Investment Advisor Funds and Related Funds” below.

When conflicts arise between the Fund, on the one hand, and another fund advised by an affiliated investment adviser, on the other hand, the Sub-Adviser will resolve the conflict. In doing so, it will generally consider various factors, including the interests of the Fund and the other fund advised by the affiliated investment adviser with respect to the immediate issue and/or with respect to the longer term course of dealing among the Fund and the other fund advised by the affiliated investment adviser. In the case of such conflicts involving the Fund and other funds advised by the affiliated investment adviser, the Sub-Adviser’s determination as to which factors are relevant, and the resolution of such conflicts will be made in the Sub-Adviser’s sole discretion except as required by the governing documents of the Fund. There can be no assurance that the Sub-Adviser will be able to resolve all conflicts in a manner that is favorable to the Fund.

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Allocation of Investment Opportunities Among the Fund and Other Funds Advised by Affiliated Investment Advisers

The Sub-Adviser and Bain Capital Credit sponsor and manage various investment vehicles (including managed accounts), and each expects to form new investment vehicles in the future, some of which have and will have an investment strategy or objective that overlaps (in whole or in part) with those of the Fund. Certain funds are subject to investment allocation requirements (the “Investment Allocation Requirements”). Investment Allocation Requirements may be set forth in the instrument under which such fund was established (such as a fund’s limited partnership agreement (or analogous organizational document) or private placement memorandum), or in side letters.

Other funds advised by affiliated investment advisers, as well as investment vehicles formed in the future, will make certain investments that are appropriate for the Fund, and the Fund may receive a smaller allocation of any such investment or no allocation at all as a result. These relationships are likely to present conflicts of interest in determining how much, if any, of certain investment opportunities to offer to the Fund. Subject to any Investment Allocation Requirements, opportunities for investments will be allocated among the Fund and other funds advised by affiliated investment advisers in a manner that the Sub-Adviser and the applicable affiliated investment advisers, believe in their sole discretion to be appropriate given factors they believe to be relevant. Such factors with respect to the Fund on the one hand, and the other funds advised by affiliated investment advisers on the other, and/or with respect to the target, as applicable, will generally include, but are not necessarily limited to, the following:

•	investment objectives, guildelines and investment focus;
•	target’s geography, nature of its business and scale;
•	transaction sourcing;
•	liquidity and reserves;
•	diversification;
•	lender covenants and other limitations;
•	amount of capital available for investment, as well as projected future capacity for investment;

•	targeted rate of return;
•	stage of development of the prospective portfolio company or other investment and anticipated holding period of the prospective portfolio company;
•	portfolio composition;
•	suitability as a follow-on investment for a current portfolio company;
•	the availability of other suitable investments;

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•	risk considerations;
•	cash flow considerations;
•	asset class restrictions;
•	industry and other allocation targets;
•	minimum and maximum investment size requirements;
•	tax implications and restrictions;
•	legal, contractual or regulatory constraints;
•	account size;
•	account ramp-up status; and
•	any other considerations orrelevant limitations imposed by or conditions set forth in the applicable offering documents and limited partnership agreements (or analogous organizational documents) of each fund.

With respect to the Co-Investment Program, allocations among the Fund and other affiliated accounts managed by Bain Capital Credit or its affiliates are generally based on recommended amounts which generally provides that such allocations are made pro rata based on the order size of each participating account. In certain situations where co-investment with one or more participating accounts managed by Bain Capital Credit, LP or its affiliates is not covered by the Co-Investment Program, the Sub-Adviser will make allocation determinations based on the Sub-Adviser’s policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably. In particular, it is anticipated that accounts sharing similar investment mandates and guidelines will participate on a pro rata basis based on order size. However, because of the factors described above, it is expected that not all clients pursuing a similar strategy will participate in, or will receive a pro rata share of, every investment opportunity. From time to time, Bain Capital Credit or other affiliated investment advisers may determine to refer certain investment opportunities to the Allocation Committee for review and resolution, particularly in situations where the Sub-Adviser and other affiliated investment advisers are unable to resolve conflicts in the allocation of investment opportunities among the Fund, other funds advised by affiliated investment advisers and/or Third Parties coinvesting with the Fund. Similarly, the Allocation Committee may in its sole discretion determine to review and make determinations regarding certain allocations of investment opportunities.

Bain Capital Credit, the Sub-Adviser, and affiliated investment advisers have substantial discretion in allocating investment opportunities. The foregoing methodology for allocation of investment opportunities will likely vary over time and will be on a case-by-case basis.

In connection with its investment activities, the Sub-Adviser and the other affiliated investment advisers have in the past and may in the future encounter situations in which they must determine how to allocate investment opportunities among various clients and other persons, which may include, but are not limited to, the following:

1) the Fund and other funds advised by affiliated investment advisers for which this is a suitable investment;

2) any co-investment vehicles that have been formed to invest side-by-side with one or more of the Fund, or other funds advised by affiliated investment advisers in all or particular transactions entered into by such fund(s) (the investors in such co-investment vehicles may include employees, business associates and other “friends and family” of Bain Capital Credit or its personnel; individuals and entities that are also Fund shareholders; and/or individuals and entities that are not Fund shareholders (“Third Parties”));

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3) Fund shareholders and/or Third Parties that wish to make direct investments (i.e., not through an investment vehicle) side-by-side with one or more of the Fund or other funds advised by affiliated investment advisers in particular transactions entered into by the Fund or such other funds advised by affiliated investment advisers; and

4) Fund shareholders and/or Third Parties acting as “co-sponsors” with the Fund with respect to a particular transaction.

Bain Capital Credit has adopted policies and procedures relating to the allocation of investment opportunities among the Fund, other funds advised by affiliated investment advisers and/or Third Parties co-investing with the Fund, and will make allocation determinations consistently therewith to the extent such policies and procedures apply to a particular investment opportunity. From time to time, Bain Capital Credit or other affiliated investment advisers may determine to refer certain investment opportunities to the Allocation Committee for review and resolution, particularly in situations where the Sub-Adviser and other affiliated investment advisers are unable to resolve conflicts in the allocation of investment opportunities among the Fund, other funds advised by affiliated investment advisers and/or Third Parties coinvesting with the Fund. Similarly, the Allocation Committee may in its sole discretion determine to review and make determinations regarding certain allocations of investment opportunities.

PORTFOLIO MANAGERS

Andrew Carlino , Nate Whittier, Michael Ewald and Alon Avner, each an employee of Bain Capital Credit, serve as the Fund’s portfolio managers (“Portfolio Managers”). Andrew Carlino, Mr. Whittier, Mr. Ewald and Mr. Avner are jointly and primarily responsible for overseeing the day to day investment operations of the Fund.

Andrew Carlino, Mr. Whittier, Mr. Ewald and Mr. Avner each receive a salary, retirement plan benefits and performance-based bonus from the Sub-Adviser or its affiliates. The performance based bonus is measured yearly based on an overall assessment of the financial performance of the Sub-Adviser, the team of which a portfolio manager is a member, and the portfolio manager’s performance in managing accounts against the account’s applicable stated benchmark. Because the Fund’s portfolio managers may manage assets for other pooled investment vehicles and/or other accounts (including institutional clients, pension plans and certain high net worth individuals) (collectively “Client Accounts”), or may be affiliated with such Client Accounts, there may be an incentive to favor one Client Account over another, resulting in conflicts of interest. For example, the Sub-Adviser may, directly or indirectly, receive fees from Client Accounts that are higher than the fee it receives from the Fund, or it may, directly or indirectly, receive a performance-based fee on a Client Account. In those instances, a portfolio manager may have an incentive to not favor the Fund over the Client Accounts. The Sub-Adviser has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

As of December 31, 2018, Andrew Carlino is responsible for the management of the following types of accounts in addition to the Fund (asset values have been estimated):

Other Accounts by Type[1]	Total Number of Accounts by Account Type	Total Assets by Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets by Account Type Subject to a Performance Fee
Registered Investment Companies	1	$1,119,192,277	0	$0
Other Pooled Investment Vehicles	4	$4,123,627,024	1	$1,351,013,307
Other Accounts	30	$9,448,902,865	12	$3,197,440,457

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As of December 31, 2018, Nate Whittier is responsible for the management of the following types of accounts in addition to the Fund (assets values have been estimated):

Other Accounts by Type[2]	Total Number of Accounts by Account Type	Total Assets by Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets by Account Type Subject to a Performance Fee
Registered Investment Companies	1	$1,119,192,277	0	$0
Other Pooled Investment Vehicles	4	$4,123,627,024	1	$1,351,013,307
Other Accounts	30	$9,448,902,865	12	$3,197,440,457

As of December 31, 2018, Michael Ewald is responsible for the management of the following types of accounts in addition to the Fund (assets values have been estimated):

Other Accounts by Type[3]	Total Number of Accounts by Account Type	Total Assets by Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets by Account Type Subject to a Performance Fee
Registered Investment Companies	1	$1,791,014,099	1	$1,791,014,099
Other Pooled Investment Vehicles	11	$2,502,117,215	11	$2,502,117,215
Other Accounts	9	$2,901,882,478	9	$2,901,882,478

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As of December 31, 2018, Alon Avner is responsible for the management of the following types of accounts in addition to the Fund (assets values have been estimated):

Other Accounts by Type[4]	Total Number of Accounts by Account Type	Total Assets by Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets by Account Type Subject to a Performance Fee
Registered Investment Companies	0	0	0	$0
Other Pooled Investment Vehicles	3	$1,581,581,988	3	$1,581,581,988
Other Accounts	1	$351,946,980	1	$351,946,980

[1]	Some of the accounts noted herein have additional co-portfolio managers.
[2]	Some of the accounts noted herein have additional co-portfolio managers.
[3]	Mike Ewald’s management of the Fund is related to certain SDL assets and not the Fund as a whole.
[1]	Alon Avner’s management of the Fund is related to certain NPL assets and not the Fund as a whole.

As of December 31, 2018, Andrew Carlino, Mr. Whittier, Mr. Ewald and Mr. Avner did not own shares of the Fund.

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by either (i) the portfolio manager who is an employee of the Adviser or (ii) designated employees of the Sub-Adviser. Both the Adviser and the Sub-Adviser are authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund and the Adviser or the Sub-Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as either the Adviser or the Sub-Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, both the Adviser and the Sub-Adviser will take the following into consideration: execution capability, trading expertise, accuracy of execution, commission rates, reputation and integrity, fairness in resolving disputes, financial responsibility and responsiveness.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if either the Adviser or the Sub-Adviser, as applicable, determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, either the Adviser or the Sub-Adviser, as applicable, may select brokers or dealers who also provide brokerage, research and other services to other accounts over which either the Adviser or the Sub-Adviser, as applicable, exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund. During the fiscal year ended December 31, 2018 and the fiscal period April 3, 2017 to December 31, 2017, the Fund paid $5,133 and $0 in brokerage commissions, respectively.

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Affiliated Party Brokerage

The Adviser and its affiliates, as well as the Sub-Adviser and its affiliates, will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument each on the same day.

The Adviser, as well as the Sub-Adviser, places its trades under a policy adopted by the Trustees pursuant to Section 17(e) and Rule 17(e)(1) under the 1940 Act which places limitations on the securities transactions effected through the Distributor. The policy of the Fund with respect to brokerage is reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified. During the fiscal year ended December 31, 2018 and the fiscal period April 3, 2017 to December 31, 2017, the Fund paid $0 in affiliate party brokerage commissions.

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

The Fund intends to qualify as regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Net investment income is made up of dividends and interest less expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carry forward of the Fund.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should not be required to pay any federal income or excise taxes. Distributions of net investment income will be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

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To be treated as a regulated investment company under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund’s ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

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Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements.

Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

Original Issue Discount and Pay-In-Kind Securities

Current federal tax law requires the holder of a U.S. Treasury or other fixed-income zero coupon security to accrue as income each year a portion of the discount at which the security was purchased, even though the holder receives no interest payment in cash on the security during the year. In addition, pay-in-kind securities will give rise to income which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

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Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. A portion of the OID includable in income with respect to certain high-yield corporate debt securities (including certain pay-in-kind securities) may be treated as a dividend for U.S. federal income tax purposes.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund in the secondary market may be treated as having market discount. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security. Market discount generally accrues in equal daily installments. The Fund may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income.

Some debt securities (with a fixed maturity date of one year or less from the date of issuance) that may be acquired by the Fund may be treated as having acquisition discount, or OID in the case of certain types of debt securities. Generally, the Fund will be required to include the acquisition discount, or OID, in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. The Fund may make one or more of the elections applicable to debt securities having acquisition discount, or OID, which could affect the character and timing of recognition of income.

A fund that holds the foregoing kinds of securities may be required to pay out as an income distribution each year an amount, which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.

Shareholders of the Fund may be subject to state and local taxes on distributions received from the Fund and on redemptions of the Fund’s shares.

A brief explanation of the form and character of the distribution accompany each distribution. In January of each year the Fund issues to each shareholder a statement of the federal income tax status of all distributions.

Shareholders should consult their tax advisers about the application of federal, state and local and foreign tax law in light of their particular situation.

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NPL Subsidiary

The Fund invests a portion of its assets in the NPL Subsidiary, which is classified as a corporation for U.S. federal income tax purposes. A foreign corporation, such as the NPL Subsidiary, will generally not be subject to U.S. federal income taxation unless it is deemed to be engaged in a U.S. trade or business. The NPL Subsidiary conducts its activities in a manner so as to meet the requirements of a safe harbor under Section 864(b)(2) of the Internal Revenue Code (the "Safe Harbor") pursuant to which the NPL Subsidiary can engage in limited activities without being deemed to be engaged in a U.S. trade or business. However, if certain of the NPL Subsidiary's activities were determined not to be of the type described in the Safe Harbor or if the NPL Subsidiary's gains are attributable to investments in securities that constitute U.S. real property interests (which is not expected), then the activities of the NPL Subsidiary may constitute a U.S. trade or business, or be taxed as such.

In the past, the Internal Revenue Service issued a number of private letter rulings to other funds (unrelated to the Fund), which indicated that certain income from a fund's investment in a wholly-owned foreign NPL Subsidiary would constitute "qualifying income" for purposes of Subchapter M. However, the Fund does not have a private letter ruling, and the Internal Revenue Service no longer issues such private letter rulings. Moreover, in September 2016, the Internal Revenue Service issued proposed regulations that, if finalized in proposed form, would provide that the income that the Fund derives from its investment in the NPL Subsidiary in any taxable year would only be treated as "qualifying income" for purposes of the 90% gross income requirement of Subchapter M to the extent that the NPL Subsidiary makes certain dividend distributions to the Fund out of the NPL Subsidiary's earnings and profits for that same taxable year. Therefore, the NPL Subsidiary will, no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the NPL Subsidiary, in an amount approximately equal to the total amount of "Subpart F" income (as defined in Section 951 of the Code) generated by or expected to be generated by the NPL Subsidiary's investments during the fiscal year.

In general, a foreign corporation that does not conduct a U.S. trade or business is nonetheless subject to tax at a flat rate of 30 percent (or lower tax treaty rate), generally payable through withholding, on the gross amount of certain U.S.-source income that is not effectively connected with a U.S. trade or business. There is presently no tax treaty in force between the U.S. and the Cayman Islands that would reduce this rate of withholding tax. Income subject to such a flat tax includes dividends and certain interest income. The 30 percent tax does not apply to U.S. source capital gains (whether long-term or short-term) or to interest paid to a foreign corporation on its deposits with U.S. banks. The 30 percent tax also does not apply to interest which qualifies as "portfolio interest." The term "portfolio interest" generally includes interest (including original issue discount) on an obligation in registered form which has been issued after July 18, 1984 and with respect to which the person, who would otherwise be required to deduct and withhold the 30 percent tax, received the required statement that the beneficial owner of the obligation is not a U.S. person within the meaning of the Internal Revenue Code. Under certain circumstances, interest on bearer obligations may also be considered portfolio interest.

The NPL Subsidiary is wholly-owned by the Fund. A U.S. person who owns (directly, indirectly or constructively) 10 percent or more of the total combined voting power of all classes of stock of a foreign corporation is a "U.S. Shareholder" for purposes of the controlled foreign corporation ("CFC") provisions of the Internal Revenue Code. A foreign corporation is a CFC if, on any day of its taxable year, more than 50 percent of the voting power or value of its stock is owned (directly, indirectly or constructively) by "U.S. Shareholders." Because each Fund is a U.S. person that will own all of the stock of each NPL Subsidiary, the Fund will be a "U.S. Shareholder" and the NPL Subsidiary is a CFC. As a "U.S. Shareholder," the Fund is required to include in gross income for United States federal income tax purposes all of the NPL Subsidiary's "subpart F income" (defined, in part, below), whether or not such income is distributed by the NPL Subsidiary. It is expected that all of the NPL Subsidiary's income will be "subpart F income." "Subpart F income" generally includes interest, original issue discount, dividends, net gains from the disposition of stocks or securities, receipts with respect to securities loans and net payments received with respect to equity swaps and similar derivatives. Each Fund's recognition of the NPL Subsidiary's "subpart F income" will increase the Fund's tax basis in the NPL Subsidiary. Distributions by the NPL Subsidiary to the Fund is tax-free, to the extent of its previously undistributed "subpart F income," and will correspondingly reduce the Fund's tax basis in the NPL Subsidiary. "Subpart F income" is generally treated as ordinary income, regardless of the character of the NPL Subsidiary's underlying income.

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In general, each "U.S. Shareholder" is required to file IRS Form 5471 with its U.S. federal income tax (or information) returns providing information about its ownership of the CFC and the CFC. In addition, a "U.S. Shareholder" may in certain circumstances be required to report a disposition of shares in the NPL Subsidiary by attaching IRS Form 5471 to its U.S. federal income tax (or information) return that it would normally file for the taxable year in which the disposition occurs. In general, these filing requirements will apply to investors of the Fund if the investor is a U.S. person who owns directly, indirectly or constructively (within the meaning of Sections 958(a) and (b) of the Internal Revenue Code) 10 percent or more of the total combined voting power of all classes of voting stock of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the foreign corporation, and who owned that stock on the last day of that year.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Administrator

ALPS Fund Services, Inc. (“ALPS”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the Fund’s administrator and fund accountant pursuant to a fund services agreement between ALPS and the Fund. For its services as administrator and accounting agent, the Fund pays ALPS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

During the fiscal year ended December 31, 2018 and the fiscal period April 3, 2017 to December 31, 2017, the Fund paid $320,513 and $136,416 in administration and fund accounting fees to ALPS, respectively.

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Distributor

ALPS Distributors, Inc. (the “Distributor”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, is serving as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions.

Transfer Agent

DST Systems, Inc., located at 333 W. 11th Street, Kansas City, MO 64105, serves as transfer agent pursuant to a transfer agency agreement between DST Systems, Inc. and the Fund.

Legal Counsel

Greenberg Traurig, LLP, 3333 Piedmont Road, NE, Suite 2500, Atlanta GA 30305, acts as legal counsel to the Fund.

Custodian

The Bank of New York Mellon Trust Company, National Association (the “Custodian”) serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian is located at 601 Travis Street, 16th Floor, Houston, Texas 77002.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. PricewaterhouseCoopers LLP is located at 101 Seaport Boulevard, Suite 500, Boston, MA 02210.

FINANCIAL STATEMENTS

The financial statements for the Fund’s fiscal year ended December 31, 2018 and the independent registered public accounting firm’s report contained in the Fund’s annual report dated December 31, 2018 are incorporated by reference to this SAI. The Fund’s annual report is available upon request, without charge, by calling the Fund toll free at 1-888-926-2688.

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APPENDIX A

GRIFFIN CAPITAL CREDIT ADVISOR, LLC

PROXY VOTING POLICY

Policy

Griffin Capital Credit Advisor, LLC, (the” Adviser”), as a matter of policy and as a fiduciary to the Griffin Institutional Access Credit Fund (the “Fund”), has the responsibility for voting proxies for securities held by the Fund consistent with the best interests of the Fund. The Adviser has delegated the voting responsibility for the Fund’s sub-adviser, BCSF Advisors, LP (the “Sub-Adviser”), an affiliate of Bain Capital Credit, LP. The Sub-Adviser maintains written policies and procedures as to the handling, voting and reporting of proxies. The Adviser shall cause the Fund to make appropriate disclosures about the Fund’s proxy policies and practices and the availability of the Fund’s proxy voting record.

Background & Description

In general, proxy voting is an important right of Fund shareholders and reasonable care and diligence must be undertaken to ensure that such rights are properly exercised on a timely basis.

SEC registered investment advisers who exercise voting authority over client securities, are required by Rule 206(4)-6 of the Advisers Act to (a) adopt and implement written policies and procedures that are reasonably designed to ensure that client securities are voted in the best interests of clients, which must include how an adviser addresses material conflicts that may arise between an adviser's interests and those of its clients; (b) disclose to clients how they may obtain information from the adviser with respect to the voting of proxies for their securities; (c) describe to clients a summary of the adviser’s proxy voting policies and procedures and, upon request, furnish a copy to its clients; and (d) maintain certain records relating to the adviser's proxy voting activities when the adviser does have proxy voting authority.

The Sub-Adviser is responsible for exercising voting authority over securities held by the Fund consistent with the Fund’s best interests, which is viewed as making a judgment as to what voting decision (including a decision not to vote) is reasonably likely to maximize total return to the Fund. The Sub-Adviser maintains proxy voting policies and procedures consistent with SEC Rule 206(4)-6 of the Advisers Act.

Responsibility

The CCO has responsibility for implementation and monitoring of the Adviser and Fund’s proxy voting policy, practices, disclosures and recordkeeping.

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Procedures

The Adviser has adopted procedures to implement the proxy voting policy and to monitor and ensure its policy is observed and amended or updated, as appropriate, which include the following.

General Voting Procedures and Guidelines

The Adviser has delegated the voting responsibility for the Fund to the Sub-Adviser. The Sub-Adviser votes proxies for the Fund in a manner consistent with its proxy voting policies and procedures, and any written instructions from the Adviser or the Fund. As a fiduciary, the Sub-Adviser has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of its clients, including the Fund, and not to subrogate client interests to its own interests. To meet its fiduciary obligations, the Sub-Adviser seeks to ensure that its votes proxies in the best interest of its clients, including the Fund, and address how it will resolve any conflict of interest that may arise when voting proxies.

The Sub-Adviser intends to vote proxies on behalf of the Fund either in accordance with management recommendations, or otherwise in the best interests of the Fund, taking into account such factors as it deems relevant in its sole discretion. Upon receipt of a proxy request, the Sub-Adviser’s operations department contacts the senior investment professional responsible for the issuer. The senior investment professional reviews the information, determines what is in the best interests of the Fund and ensures the vote is completed in a timely manner. The Sub-Adviser’s proxy voting policy is designed to ensure that if a material conflict of interest is identified in connection with a particular proxy vote, that the vote is not improperly influenced by the conflict. Conflicts of interest will arise from time to time in relation to proxy voting requirements. The Sub-Adviser shall monitor all proxies for any potential conflicts of interest. If a material conflict of interest arises, the Sub-Adviser will determine what is in the best interests of the Fund and will seek to take appropriate steps to eliminate any such conflict.

The Adviser expects the Sub-Adviser to vote proxies according to its stated proxy voting policy and in the best interest of shareholders. The Sub-Adviser may refrain from voting Fund proxies if:

•	the voting materials are not received in sufficient time to allow proper analysis or an informed vote by the voting deadline; and
•	it determines the cost of voting will likely exceed the expected potential benefit to the Fund; or the securities are of a de minimis amount

The Sub-Adviser must notify the Adviser of votes contrary to its general guidelines and document the rationale for any such vote, votes on non-routine matters and instances where the Sub-Adviser refrains from voting. The Sub-Adviser provides the Adviser and Fund with periodic reporting related to its proxy voting practices, votes cast and any votes which are voted contrary to its respective guidelines.

Conflicts of Interest

An investment adviser registered under the Advisers Act has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, the Adviser recognizes that conflicts of interest may arise from time to time in relation to proxy voting requirements. The Sub-Adviser is responsible for identifying, prior to each proxy vote, material actual or potential conflicts between its interests, its affiliates, or employees and the interests of the Fund. A conflict between the Sub-Adviser and any client, including the Fund, can arise in a number of situations. The following non-exclusive examples illustrate conflicts of interest that could arise:

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•	undue influence upon the Sub-Adviser or its affiliates, whether exerted by an internal or external party (such as agents of the issuer);
•	A failure to vote in favor of a position supported by management may harm the relationship the Sub-Adviser or its client have with the company;
•	A failure to vote in favor of a particular proposal may harm the relationship the Sub-Adviser or a client has with the proponent of the proposal;
•	A failure to vote for or against a particular proposal may adversely affect a business or personal relationship, such as when an officer of the Sub-Adviser has a spouse or other relative who serves as a director of the company, is employed by the company or otherwise has an economic interest therein;
•	existing or prospective clients or other relationships involving the issuer or the executive officers of the issuer (e.g., changes to prospectus, board of directors, etc.); or
•	Conflicts arising from investment positions held by affiliates of the Sub-Adviser.

Form N-PX

The Adviser shall cause the Fund to file an annual report of proxies voted with respect to portfolio securities of the Fund during the twelve-month period ended June 30 on Form N-PX not later than August 31 of each year.

Disclosure

The Adviser will provide conspicuously displayed information in the Fund’s registration statement and annual report to shareholders describing the policy and procedures used by the Adviser to vote proxies on behalf of portfolio securities, including a statement that shareholders may request information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30th.

The Adviser will also provide a statement in the Fund’s semi-annual report to shareholders notifying shareholders that a description of the policies and procedures that the Fund uses to vote proxies relating to portfolio securities is available without charge upon request. Additionally, the Fund’s semi-annual report will also include a statement notifying shareholders that information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30th is available without charge upon request.

Requests for Information

All requests for information regarding proxy votes, or policies and procedures, received by any Adviser employee, officer, or director should be forwarded to the CCO. In response to any request from a Fund shareholder, the CCO will prepare a written response with the information requested.

Recordkeeping

The Adviser relies on the Sub-Adviser to maintain proxy voting records in accordance with the SEC’s five-year retention requirements including: (i) the Sub-Adviser’s policy and any amendments; (ii) proxy materials; (iii) a record of each vote that it casts (and any decisions to refrain from voting); (iv) any document created that was material to making a decision how to vote or that memorializes that decision; (v) records reflecting the resolution of conflicts of interest; and (vi) client requests for the policy or proxy voting information, and the firm’s response. The CCO shall retain the following proxy records in accordance with the Adviser’s Recordkeeping Policy:

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•	These policies and procedures and any amendments;
•	The Sub-Adviser’s proxy voting policies and procedures;
•	Each proxy statement that the Adviser receives;
•	A record of each vote that the Adviser casts;
•	A record of votes cast by the Sub-Adviser on behalf of the Fund (form N-PX);
•	Any specific documents prepared or received in connection with a decision on a proxy vote; and
•	A copy of each written request for information on how the Adviser voted such proxies, and a copy of any written response.

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APPENDIX B

BCSF ADVISORS, LP

PROXY VOTING POLICY

A.	Introduction

As a fiduciary, Bain Capital Credit has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of the Clients* and not to subrogate Client interests to its own interests. To meet its fiduciary obligations, Bain Capital Credit seeks to ensure that Bain Capital Credit votes proxies in the best interest of the Clients, and addresses how Bain Capital Credit will resolve any conflict of interest that may arise when voting proxies. This policy attempts to generalize a complex subject and Bain Capital Credit may, from time to time, determine that it is in the best interests of the Clients to depart from specific policies described herein. The Industry Vice President will document the rationale for any such departure in consultation with Compliance.

Compliance is responsible for ensuring that the Clients are provided with (i) a description of Bain Capital Credit’s proxy voting policies and procedures and how the Clients may, upon request, obtain a copy of the proxy voting policies and procedures; and (ii) instructions about how a Client may obtain information as to how Bain Capital Credit voted the Client’s securities. The Chief Compliance Officer and the Chief Operating Officer are responsible for responding to requests regarding the proxies voted by Bain Capital Credit. For purposes of this Proxy Voting policy, references to “Bain Capital Credit” include the controlling entities of the Investment Vehicles, which vote securities held by the Investment Vehicles.

In addition, any changes in the proxy voting agent require a diligence review and approval from Compliance.

*	With respect to Clients that are Registered Funds or BDCs for whom Bain Capital Credit serves as adviser or sub- adviser, Bain Capital Credit will coordinate with such Registered Funds’ or BDCs’ adviser (if applicable) and the Registered Funds or BDCs to determine the appropriate party for voting proxies (i.e., whether the Registered Funds’ or BDCs’ proxy policies delegate proxy voting responsibility to Bain Capital Credit).

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B.	Procedures

Operations is responsible for processing all proxy notifications received by Bain Capital Credit. All proxy voting requests received are forwarded to the Industry Vice President responsible for the issuer. The Industry Vice President communicates the proxy voting decision to Operations. The hard-copy documentation is completed by Operations and sent back to the appropriate party. Operations maintains a log of all proxy voting documentation received and the status thereof.

C.	Conflicts of Interest

Bain Capital Credit recognizes that conflicts of interest may arise from time to time in relation to proxy voting requirements. A conflict between Bain Capital Credit and any Client can arise in a number of situations. The following non-exclusive examples illustrate conflicts of interest that could arise:

•	A failure to vote in favor of a position supported by management may harm the relationship Bain Capital Credit or a Client has with the company;

•	A failure to vote in favor of a particular proposal may harm the relationship Bain Capital Credit or a Client has with the proponent of the proposal;

•	A failure to vote for or against a particular proposal may adversely affect a business or personal relationship, such as when an officer of Bain Capital Credit has a spouse or other relative who serves as a director of the company, is employed by the company or otherwise has an economic interest therein; or

•	Conflicts arising from investment positions held by affiliates.

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PROSPECTUS

April 30, 2019

Griffin Institutional Access Credit Fund

Class F Shares (CRDFX) of Beneficial Interest

Griffin Institutional Access Credit Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s Class F Statement of Additional Information (“SAI”) dated April 30, 2019, has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at c/o ALPS Fund Services, Inc., 1290 Broadway, Suite 1100, Denver, CO 80203, or by calling toll-free 1-888-926-2688. The table of contents of the SAI appears on page 37 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports and other information about the Fund or make shareholder inquiries by calling 1-888-926-2688 or by visiting http://www.griffincapital.com. The SAI, material incorporated by reference and other information about the Fund, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objective. The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.

Summary of Investment Strategy. The Fund pursues its investment objective by investing in a range of secured and unsecured debt obligations, which may be syndicated, consisting of U.S. high yield securities, global high yield securities, and other fixed-income and fixed-income related securities, including direct originated debt obligations and collateralized loan obligations (“CLOs”). The Fund generally focuses its investment activities on companies that Griffin Capital Credit Advisor, LLC (the “Adviser”) and BCSF Advisors, LP (“BCSF” or the “Sub-Adviser”) believe have leading market positions, significant asset or franchise values, strong free cash flows, experienced senior management teams and high-quality sponsors (if the company is externally sponsored). The portfolio may consist of high yield bonds, bank loans, equity securities, CLOs, and, to a lesser extent, non-performing loans (“NPLs”). The portfolio may also consist of senior direct lending investments (“SDLs”) which may also include subordinate and unitranche direct lending. The Fund may also acquire warrants and other equity interests through its direct lending activities. Between 10% and 75% of the Fund’s assets may be invested in debt securities of foreign issuers. Substantially all of the Fund’s assets may be invested in debt securities rated below investment grade, which are also known as “junk securities.”

Risks. Investing in the Fund involves a high degree of risk. In particular:

●	The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.

●	The Fund will ordinarily accrue and pay distributions from its net investment income, if any, once a quarter, however, the amount of distributions that the Fund may pay, if any, is uncertain.

●	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as a return of capital.

●

The Fund may invest in CLOs. CLOs issue classes or “tranches” that vary in risk and yield and may experience substantial losses due to actual defaults, decrease of market value due to collateral defaults and removal of subordinate tranches, market anticipation of defaults and investor aversion to CLO securities as a class. The risks of investing in CLOs depend largely on the tranche invested in and the type of the underlying debts and loans in the tranche of the CLO, in which the Fund invests. The Fund invests in CLOs without regard to tranche. CLOs also carry risks including, but not limited to, interest rate risk and credit risk.

●	Investors will pay offering expenses. You will have to receive a total return at least in excess of these expenses to receive a positive net return on your investment.

●

The shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s shares, liquidity for the Fund’s shares will be provided only through quarterly repurchase offers for no less than 5% of Fund’s shares at net asset value, and there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s shares may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Risk Factors” below in this prospectus.

The Adviser. The Fund’s investment adviser is Griffin Capital Credit Advisor, LLC, an SEC registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Sub-Adviser. The Adviser has engaged BCSF Advisors, LP, an SEC registered investment adviser under the Advisers Act, to provide ongoing research, opinions and recommendations regarding the Fund’s investment portfolio. BCSF is an affiliate of Bain Capital Credit, LP (“Bain Capital Credit”). Bain Capital Credit was formed in 1998 as the credit investing arm of Bain Capital, LP (“Bain Capital”) one of the world’s premier alternative investment firms, with approximately $105 billion in assets under management as of September 30, 2018. BCSF has entered into a resource sharing agreement with Bain Capital Credit, pursuant to which Bain Capital Credit will provide BCSF with experienced investment professionals and access to the resources of Bain Capital Credit. All references to BCSF shall include the relevant professionals from Bain Capital Credit as applicable. Bain Capital Credit invests across the full spectrum of credit strategies, including leveraged loans, high-yield bonds, distressed debt, direct lending, structured products, NPLs and equities. With offices in Boston, Chicago, New York, London, Dublin, Hong Kong, Sydney, Madrid, Guangzhou, Seoul, and Melbourne, Bain Capital Credit and its subsidiaries have a global footprint with approximately $39 billion in assets under management as of January 1, 2019.

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund, including Class F shares. The Fund has registered 40,000,000 shares, is authorized as a Delaware statutory trust to issue an unlimited number of shares, and offers them through its distributor under the terms of the relevant prospectus at net asset value from which any applicable sales load will be deducted. As of April 1, 2019, the Fund’s net asset value per share was $24.78 for Class F shares. As of April 1, 2019, there were 1,098,609 Class F shares outstanding. Class F shares are not subject to sales loads. The Fund offers Class A shares and Class C shares, Class I shares and Class L shares by separate prospectuses.

Class F shares are available solely to investors who were stockholders of Griffin Capital BDC Corp. at the time of the reorganization of Griffin Capital BDC Corp. (“GC-BDC”) into the Fund. Class F shares are not otherwise available or being offered to the general public. The Fund’s shares are offered through ALPS Distributors, Inc. (the “Distributor”), as the distributor. In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to solicit orders for the sale of the shares. Monies received will be invested promptly and no arrangements have been made to place such monies in an escrow, trust or similar account. During the continuous offering, shares will be sold at the net asset value of the Fund next determined. See “Plan of Distribution.” The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended until the Fund has sold shares in an amount equal to approximately $1 billion.

	NAV[1]	Sales Load[1]	Price to Public[1]	Proceeds to Registrant[1]
Per Class F Share	$24.78	None	$24.78	$24.78
Total Minimum	$2,500	$0.00	$2,500	$2,500
Total Maximum	$1,000,000,000	$0.00	$1,000,000,000	$1,000,000,000

[1]	As of April 1, 2019.

Investment Adviser
Griffin Capital Credit Advisor, LLC

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Electronic Reports Disclosure - Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary (such as a broker-dealer or bank). Instead, the reports will be made available on the Fund’s website (www.griffincapital.com), and you will be notified by mail each time a report is posted and provided with a website link to access the report.

You may elect to receive all future reports in paper free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Fund, you can call the Fund toll-free at 1-888-926-2688 or submit a signed letter of instruction requesting paper reports to Griffin Institutional Access Credit Fund, c/o DST Systems, Inc., 430 W 7th St, Kansas City, MO 64105-1407. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the fund complex if you invest directly with a fund.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically anytime by contacting your financial intermediary or, if you invest directly with the Fund, by enrolling at www.griffincapital.com.

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the Statement of Additional Information, particularly the information set forth under the heading “Risk Factors.”

The Fund

Griffin Institutional Access Credit Fund is a continuously offered, non-diversified, closed-end management investment company. See “The Fund.” The Fund is an interval fund that will provide limited liquidity by offering to make quarterly repurchases of each class of shares at that class of shares’ net asset value, which will be calculated on a daily basis. See “Quarterly Repurchases of Shares,” and “Determination of Net Asset Value.”

Investment Objective and Policies

The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.

The Fund pursues its investment objective by investing in a range of secured and unsecured debt obligations, which may be syndicated, consisting of U.S. high yield securities, global high yield securities, and other fixed-income and fixed-income related securities, including direct originated debt obligations and collateralized loan obligations (“CLOs”). The Fund may also invest in issuers outside the U.S., with a focus on issuers in Canada and Europe. The Fund generally focuses its investment activities on companies that Griffin Capital Credit Advisor, LLC (the “Adviser”) and BCSF Advisors, LP (“BCSF” or the “Sub-Adviser”) believe have leading market positions, significant asset or franchise values, strong free cash flows, experienced senior management teams and high-quality sponsors (if the company is externally sponsored) without regard to market capitalization. The portfolio may consist of high yield bonds and bank loans, equity securities, CLOs, and, to a lesser extent, non-performing loans (“NPLs”). The portfolio may also consist of senior direct lending investments (“SDL”) which may also include subordinate and unitranche direct lending. The Fund may also acquire warrants and other equity interests through its direct lending activities. The mix of assets is flexible and responsive to market conditions; however, the Adviser and Sub-Adviser expect, under normal circumstances, high yield bonds and bank loans to constitute 30% to 70% of the Fund’s portfolio, and SDLs and NPLs to constitute 10% to 65% of the Fund’s portfolio. In an order dated March 22, 2018, the Securities and Exchange Commission (the “SEC”) granted exemptive relief to the Fund, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with certain affiliates of Bain Capital Credit (“Co-Investment Program”), including investments in SDLs and NPLs.

The Fund invests its assets primarily in both Public Corporate Debt Investments and Private Corporate Debt Investments (as each term is defined below):

●

Public Corporate Debt – The Fund invests primarily in U.S. high yield securities (also known as “junk bonds”), global high yield (or “junk”) securities and other fixed-income and fixed-income related securities (as defined below) (collectively, “Public Corporate Debt Investments”) as selected by the Sub-Adviser.

●

Private Corporate Debt – The Fund’s Private Corporate Debt Investments primarily consist of bank loans, CLOs, SDLs and, to a lesser extent, NPLs, selected by the Sub-Adviser. The Sub-Adviser may also originate investments for the Fund, primarily SDLs and NPLs, through the Co-Investment Program.

Under normal circumstances, at least 80% of the Fund’s net assets, plus borrowings for investment purposes, is invested in debt securities, which may include high yield securities, bank loans, SDLs, NPLs (to a lesser extent) and CLOs (excluding equity tranches of CLOs). The Fund executes its investment strategy primarily by seeking to invest in a broad portfolio of both public and private debt securities, with the allocation between the public and private securities determined by the Adviser and Sub-Adviser to seek the best risk-adjusted returns.

By investing in the Fund, the Adviser expects that shareholders may realize (either directly or indirectly) the following potential benefits:

●

Exposure to Both Public and Private Corporate Debt Investments – The Sub-Adviser engaged by the Adviser brings expertise and experience with respect to Public Corporate Debt Investments and Private Corporate Debt Investments. Due to the institutional client focus of the Sub-Adviser, a retail investor may not otherwise have an ability to invest in a product advised by the Sub-Adviser and gain exposure to its expertise and experience. In addition, many of the Private Corporate Debt Investments selected by the Sub-Adviser in which the Fund invests are intended for large, institutional investors and have a large minimum investment size and other investor criteria that might otherwise limit their availability to individual, non-institutional investors. Thus, the Fund enables investors to invest in Private Corporate Debt Investments, and other investments selected by or originated by the Sub-Adviser that may not be otherwise available to individual, non-institutional investors. Further, the Adviser and Sub-Adviser seek to allocate the Fund’s investments between Private Corporate Debt Investments and Public Corporate Debt Investments to achieve potentially higher risk-adjusted returns.

●

Access to Bain Capital’s Resources. The Fund’s Adviser and Sub-Adviser have the opportunity to draw upon the resources of the Sub-Adviser’s affiliates. BCSF is an affiliate of Bain Capital Credit, LP (“Bain Capital Credit”). Bain Capital Credit was formed in 1998 as the credit investing arm of Bain Capital, LP (“Bain Capital”), one of the world’s premier alternative investment firms, with approximately $105 billion in assets under management as of September 30, 2018. BCSF has entered into a resource sharing agreement with Bain Capital Credit, pursuant to which Bain Capital Credit will provide BCSF with experienced investment professionals and access to the resources of Bain Capital Credit. Bain Capital Credit invests across the full spectrum of credit strategies, including leveraged loans, high-yield bonds, distressed debt, direct lending, structured products, NPLs and equities. With offices in Boston, Chicago, New York, London, Dublin, Hong Kong, Sydney, Madrid, Guangzhou, Seoul, and Melbourne, Bain Capital Credit and its subsidiaries have a global footprint with approximately $39 billion in assets under management as of January 1, 2019.

●

Leading U.S. Platform Provides Access to Proprietary Relationship-Based Deal Flow. The Fund’s Adviser and Sub-Adviser have nationwide networks of relationships, including access to senior managers from current and former Bain Capital affiliated portfolio companies. In addition, the Adviser and Sub-Adviser will benefit from their respective affiliates’ relationships with lenders, accounting firms, financial

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and legal advisors, and restructuring professionals. Bain Capital Credit’s investment professionals, senior advisors and operating partners generate proprietary deal flow, often uncovering or developing attractive investment opportunities before these deals come to the attention of intermediaries or other investors. In addition, members of the Bain Capital Credit team have networks and personal relationships with senior leveraged finance professionals at many of the major commercial and investment banks as well as contacts at a variety of regional and local intermediaries, including regional investment banking firms, business brokers, accountants and lawyers. Bain Capital Credit and its affiliates are commonly sought out as strategic partners as their capital investments are often highly tailored and structured to meet the needs of management.

●

Ability to Invest in Directly Originated Debt. The Fund expects that a portion of its investments will be in direct, originated transactions with companies that the Adviser and Sub-Adviser believe are underserved by the traditional banking system, although the Fund also may source transactions via the private equity sponsor channel through the Co-Investment Program. The Sub-Adviser employs investment professionals focused on the direct origination of debt products. The Fund seeks to originate debt investments by leveraging the Sub-Adviser’s global network of relationships. Specifically, the Adviser, with the assistance of the Sub-Adviser, intends to source investment opportunities through a combination of: (i) direct origination efforts of BCSF’s investment team as a result of its contacts with companies, including corporate relationships and experienced senior management teams; (ii) access to networks of relationships, including senior managers from current and former Bain Capital affiliated portfolio companies; (iii) long-standing relationships with Wall Street professionals, industry executives and strategic partners; and (iv) relationships with sponsors and other industry contacts. The Adviser, with the assistance of the Sub-Adviser, also seeks to partner, from time to time, with venture capital firms and source investments from a variety of regional and local intermediaries, including regional investment banking firms, business brokers, accountants and lawyers, rather than solely from large commercial or investment banks. The Fund believes that the experience of the Adviser’s and Sub-Adviser’s respective investment teams in working directly with borrowers to create customized financing solutions will enable the Fund to seek to deliver attractive yields to investors while eliminating intermediaries who extract fees for their services.

In certain circumstances or market environments, the Fund may reduce its investment in debt securities and hold a larger position in cash or cash equivalents. The Fund may invest in debt securities of any duration, maturity, or credit quality, including high yield securities (also known as “junk bonds”). The Fund’s debt investments may take the form of corporate loans or corporate bonds, which may be secured or unsecured, and may, in some cases, be accompanied by warrants, options or other forms of equity participation. The Fund may also allocate capital for investment in any part of the capital structure, including distressed and more subordinated positions, where the Adviser and Sub-Adviser believe the borrower and the potential investment present an opportunity for risk-adjusted income and returns. The Fund’s SDLs are focused primarily in middle-market companies with between $10 million and $150 million in annual earnings before interest, taxes, depreciation and amortization (“EBITDA”). The Adviser and Sub-Adviser focus on senior investments with a first or second lien on collateral and strong structures and documentation intended to protect the lender. The Fund may separately purchase common or preferred equity interests in transactions. The Fund’s portfolio may include fixed-rate investments that generate absolute returns as well as floating-rate investments that may provide protection in rising interest rate and inflationary environments. The Fund may also invest in non-controlling interests in equity and junior debt tranches of CLOs, collateralized debt obligations (“CDOs”), which include collateralized bond obligations (“CBOs”) and other securitized products, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics).

The Fund defines “fixed-income and fixed-income related securities” to consist of: (i) loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics) of corporate borrowers; and (ii) equity of investment funds, which may include public investment funds managed by unaffiliated institutional asset managers (“Public Investment Funds”), including business development companies (“BDCs”) that are publicly-traded (“Public BDCs”), closed and open-end funds, exchange traded funds (“ETFs”) and index mutual funds (“Index Funds”) that invest principally in loans and fixed-income (or other instruments, including derivative instruments, with similar economic characteristics).

Certain investments of the Fund will be held in wholly-owned and controlled single-asset subsidiaries (the “Single-Asset Subsidiaries”), which are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The Fund will also execute a portion of its strategy by investing in a wholly-owned and controlled foreign subsidiary (the “NPL Subsidiary”; together with the Single-Asset Subsidiary, the “Subsidiaries”), which invests the majority of its assets in NPLs subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The principal investment strategies and principal investment risks of the Subsidiaries are also principal investment strategies and principal risks of the Fund and are reflected in this Prospectus. The financial statements of the Subsidiaries will be consolidated with those of the Fund.

For purposes of the Fund’s 80% policy, the Fund will also aggregate direct investments with investment held by its wholly-owned and controlled Subsidiaries

The Fund may also invest up to 15% of its assets in private investment funds (investment funds that would be investment companies but for the exclusions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”) managed by unaffiliated institutional asset managers that invest principally in loans and fixed-income (or other instruments, including derivative instruments, with similar economic characteristics) (“Private Debt Funds”); and non-controlling interests in equity tranches of CDOs, which include CBOs, CLOs and other securitized products, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics).

The Fund may employ leverage, including borrowing from banks in an amount of up to 33.33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund anticipates engaging in borrowings and utilizing leverage. The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Private Debt Funds in which the Fund invests may also employ leverage.

Between 10% and 75% of the Fund’s assets may be invested in debt securities of foreign issuers. Substantially all of the Fund’s assets may be invested in debt securities rated below investment grade, which are also known as “junk securities.”

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The SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

Investment Strategy

The Adviser and Sub-Adviser execute the Fund’s investment strategy primarily by seeking to invest in a broad portfolio of debt securities, primarily Public Corporate Debt Investments and Private Corporate Debt Investments. The Fund may also invest in ETFs and Index Funds, as well as other publicly traded income producing equity securities. With respect to making Private Corporate Debt Investments in which the Fund invests, the Adviser and Sub-Adviser consider various inputs regarding the potential issuer, including leading market positions, significant asset or franchise values, strong free cash flow, experienced senior management teams and high-quality sponsors (if the company is externally sponsored).

BCSF assists the Adviser by providing ongoing research, opinions and selecting investments for the Fund’s portfolio. BCSF seeks to create an investment portfolio that generates current income and capital appreciation through rigorous, bottom-up credit selection. The portfolio is expected to consist of high yield bonds and bank loans, SDLs and, to a lesser extent, NPLs. The mix of assets is flexible and responsive to market conditions; however the Adviser and Sub-Adviser expect, under normal circumstances, high yield bonds and bank loans to constitute 30% to 70% of the Fund’s portfolio and SDLs and NPLs to constitute 10% to 65% of the Fund’s portfolio through the Co-Investment Program.

The primary types of investments to be included in the Fund are:

Bank Loans. The Fund expects that a portion of its investments will consist of interests in loans originated by banks and other financial institutions. Bain Capital Credit, the Sub-Adviser’s affiliate, has managed investments in bank loans since its inception in 1998, and had approximately $22 billion in bank loan assets under management, as of January 1, 2019. The Fund may invest in term loans and revolving loans, loans that pay interest at a fixed or floating rate and loans that are senior or subordinated. However, when investing in bank loans, the Fund targets primarily senior secured loans that pay interest at a floating rate. In addition, the Fund may make investments in stressed or distressed bank loans acquired in secondary market transactions.

High Yield Debt. The Fund expects that a portion of the debt in which the Fund will invest will be rated below investment-grade by one or more nationally recognized statistical rating organizations or are unrated but are, in the Sub-Adviser’s opinion, of comparable credit quality to obligations rated below investment-grade, and have greater credit and liquidity risk than more highly rated debt obligations. Bain Capital Credit has managed investments in high yield debt since its inception in 1998, and had approximately $4 billion in high yield bonds under management as of January 1, 2019. High yield debt may be purchased in either public or private markets and provide cash, deferred, zero or pay-in-kind payment terms.

Senior Direct Lending. Bain Capital Credit has managed investments in SDL since its inception in 1998, and had approximately $6 billion in Senior Direct Lending assets as of January 1, 2019. SDL investments are typically protected by collateral and can be in the form of asset-based revolving lines of credit or first and second lien loans to companies with EBITDA of $10 million to $150 million. These types of securities usually feature floating cash interest over a benchmark (such as LIBOR) with a floor, a purchase price with a slight discount to par, principal protection in the form of perfected liens on collateral, and a maturity of five to seven years. They differ based on the level (such as a first or second position) and type (such as inventory or property) of collateral protection and amount of scheduled amortization. The Fund may also engage in subordinated and unitranche direct lending.

Non-Performing Loans. BCSF views NPLs as attractive potential investments as they are candidates for disposal by banks largely because they are non-core and onerous for banks to hold given their high capital charges, lack of cash flow generation, and operationally intensive management requirements. As governments and regulators are increasingly focused on encouraging banks to acknowledge their problematic balance sheets and to recapitalize them, BCSF believes that the Fund may acquire NPLs from banks on potentially favorable terms. Bain Capital Credit has built a dedicated NPL team to identify and execute on differentiated portfolios, focusing primarily on complex, atypical collateral where a first mover advantage exists.

Structured Debt and Equity. The Fund may invest in CLOs and other structured products, consisting of CBOs, CDOs and credit-linked notes, including non-controlling interests in equity and junior debt tranches of CDOs, which include CBOs, CLOs and other securitized products. Bain Capital Credit is an experienced CLO manager and investor with a strong track record of over 18 years. Bain Capital Credit’s dedicated Structured Products team manages North American and European CLOs and evaluates opportunities in CLO debt and equity.

Investment Adviser

The Adviser was formed in 2016 and commenced operations in 2017 and is registered as an investment adviser with the SEC pursuant to the provisions of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is an indirect majority-owned subsidiary of Griffin Capital Company, LLC, (“Griffin Capital”). Founded in 1995, Griffin Capital is a leading alternative investment asset manager that is led by a seasoned team of senior executives with more than two decades of investment and real estate experience.

A privately held firm, Griffin Capital, sponsors or co-sponsors a suite of carefully curated, institutional quality investment solutions distributed by Griffin Capital Securities, LLC to retail investors through a community of partners, including independent and insurance broker-dealers, wirehouses, registered investment advisory firms and the financial advisors who work with these enterprises.

Sub-Adviser

The Adviser has engaged BCSF Advisors, LP, an SEC registered investment adviser pursuant to the provisions of the Advisers Act, to provide ongoing research, opinions and recommendations regarding the Fund’s investment portfolio. It is anticipated that 100% of the Fund’s portfolio will consist of investments recommended to the Adviser by BCSF.

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Fees and Expenses

The Adviser is entitled to receive a monthly fee at the annual rate of 1.85% of the Fund’s daily net assets. The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb all operating expenses of the Fund attributable to Class F shares (including offering expenses, taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.85% per annum of the Fund’s average daily net assets attributable to Class F shares so long as Class F shares are outstanding and the Adviser is the investment adviser to the Fund, unless and until the Board of Trustees of the Fund (“Board” or the “Trustees”) approves the Expense Limitation Agreement’s modification or termination (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. See “Management of the Fund.”

Administrator and Accounting Agent

ALPS Fund Services, Inc. (“ALPS”) serves as the Fund’s Administrator and Accounting Agent. See “Management of the Fund.”

Transfer Agent

DST Systems, Inc. (“DST” or “Transfer Agent”) serves as the Fund’s transfer agent. See “Management of the Fund.”

Distribution Fees

Class F Shares are not subject to a Distribution Fee. See “Plan of Distribution.”

Closed-End Fund Structure

Closed-end funds differ from mutual funds in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of the Fund’s shares (at least 5%) quarterly, which is discussed in more detail below. The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows. See “Quarterly Repurchases of Shares.”

Share Classes

The Fund offers multiple different classes of shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Class F shares of the Fund are set forth in “Summary of Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which Share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class. The Fund also offers Class A, Class C, Class L, and Class I shares, which are subject to different sales loads and ongoing fees and expenses, through separate prospectuses.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Class F shares are available solely to investors who were stockholders of Griffin Capital BDC Corp. at the time of the reorganization of Griffin Capital BDC Corp. into the Fund. Class F shares are not otherwise available or being offered to the general public.

Investor Suitability

An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

Repurchases of Shares

The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at net asset value, of no less than 5% of the Fund’s shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire to sell in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase at least 5% of such shareholder’s shares in each quarterly repurchase. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. See “Quarterly Repurchases of Shares.”

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Summary of Risks

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. See “Risk Factors.”

Risks Related to an Investment in the Fund

Minimal Capitalization Risk. The Fund is not obligated to raise any specific amount of capital prior to commencing operations. There is a risk that the amount of capital actually raised by the Fund through the offering of its shares may be insufficient to achieve profitability or allow the Fund to realize its investment objective. An inability to raise additional capital may adversely affect the Fund’s financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements. Further, if the Fund is unable to raise sufficient capital, shareholders may bear higher expenses due to a lack of economies of scale.

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various asset types in which the Fund invests and, with respect to each such asset class, among debt securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Issuer and Non-Diversification Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There currently is no secondary market for the shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at net asset value. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management Risk. The net asset value of the Fund changes daily based on the performance of the securities in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular sector and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

Market Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Correlation Risk. The Fund seeks to produce returns that are less correlated to the broader financial markets. Although the prices of equity securities and fixed-income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

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Risks Related to the Fund’s Investments

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Secured Debt Risk. Secured debt holds the most senior position in the capital structure of a borrower. Secured debt in most circumstances is fully collateralized by assets of the borrower. Thus, it is generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders. Substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack resources to meet higher debt service requirements. The value of the Fund’s assets may also be affected by other uncertainties such as economic developments affecting the market for senior secured term loans or affecting borrowers generally. Moreover, the security for the Fund’s investments in secured debt may not be recognized for a variety of reasons, including the failure to make required filings by lenders, trustees or other responsible parties and, as a result, the Fund may not have priority over other creditors as anticipated.

Secured debt usually includes restrictive covenants, which must be maintained by the borrower. The Fund may have an obligation with respect to certain senior secured term loan investments to make additional loans upon demand by the borrower. Such instruments, unlike certain bonds, usually do not have call protection. This means that such interests, while having a stated term, may be prepaid, often without penalty. The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the borrower. Prepayment would cause the actual duration of a senior loan to be shorter than its stated maturity.

Secured debt typically will be secured by pledges of collateral from the borrower in the form of tangible and intangible assets. In some instances, the Fund may invest in secured debt that is secured only by stock of the borrower or its subsidiaries or affiliates. The value of the collateral may decline below the principal amount of the senior secured term loans subsequent to an investment by the Fund.

Subordinated and Unsecured or Partially Secured Loans Risk. The Fund may invest in unsecured loans and secured subordinated loans, including second and lower lien loans. Second lien loans are generally second in line in terms of repayment priority. A second lien loan may have a claim on the same collateral pool as the first lien or it may be secured by a separate set of assets. Second lien loans generally give investors priority over general unsecured creditors in the event of an asset sale. The priority of the collateral claims of third or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market and liquidity risk, and interest rate risk. Due to their lower place in the borrower’s capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same borrower.

Structured Products Risk. The Fund may invest in CDOs and other structured products, consisting of CBOs, CLOs and credit-linked notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.

The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.

Certain structured products may be thinly traded or have a limited trading market. CLOs and credit-linked notes are typically privately offered and sold.

Counterparty Risk. The Fund’s investments may be exposed to the credit risk of the counterparties with which, or the dealers, brokers and exchanges through which, the Fund deals, whether in exchange-traded or OTC transactions. The Fund may be subject to the risk of loss of Fund assets on deposit or being settled or cleared with a broker in the event of the broker’s bankruptcy, the bankruptcy of any clearing broker through which the broker executes and clears transactions on behalf of the Fund, the bankruptcy of an exchange clearing house or the bankruptcy of any other counterparty. In the case of any such bankruptcy, it is expected that all securities and other assets deposited with such broker or dealer will be clearly identified as being assets of the Fund and the Fund should not be exposed to a credit risk with regard to such parties. However, it may not always be possible to achieve this and the Fund might recover, even in respect of property specifically traceable to the Fund, only a pro rata share of all property available for distribution to all of the counterparty’s customers and counterparties. Such an amount may be less than the amounts owed to the Fund. Such events would have an adverse effect on the Fund’s NAV.

Bank Loans Risk. The Fund expects that some of its investments will consist of interests in loans originated by banks and other financial institutions. The loans invested in by the Fund may include term loans and revolving loans, may pay interest at a fixed or floating rate and may be senior or subordinated. Purchasers of bank loans are predominantly commercial banks, investment funds and investment banks. As secondary market trading volumes for bank loans increase, new bank loans are frequently adopting standardized documentation to facilitate loan trading which should improve market liquidity. The bank loan market currently, however, is facing unprecedented levels of illiquidity and volatility. There can be no assurance as to when or even if this current market illiquidity and volatility will abate or that future levels of supply and demand in bank loan trading will provide an adequate degree of liquidity, that the current period of illiquidity will not persist or worsen and that the market will not experience periods of significant illiquidity in the future. In addition, the Fund will make investments in stressed or distressed bank loans which are often less liquid than performing bank loans.

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Non-Performing Loans Risk. The Fund’s investments are expected to include investments in non-performing and sub-performing loans which often involve workout negotiations, restructuring and the possibility of foreclosure. These processes are often lengthy and expensive. In addition, the Fund’s investments may include securities and debt obligations of financially distressed issuers, including companies involved in bankruptcy or other reorganization and liquidation proceedings. As a result, the Fund’s investments may be subject to additional bankruptcy related risks, and returns on such investments may not be realized for a considerable period of time.

Direct Lending Risk. To the extent the Fund is the sole lender in privately offered debt, it may be solely responsible for the expense of servicing that debt, including, if necessary, taking legal actions to foreclose on any security instrument securing the debt (e.g., the mortgage or, in the case of a mezzanine loan, the pledge). This may increase the risk and expense to the Fund compared to syndicated or publicly offered debt.

Direct Origination Risk. A portion of the Fund’s investments may be originated through the Co-Investment Program. The results of the Fund’s operations depend on several factors, including the availability of opportunities for the origination or acquisition of target investments, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets and economic conditions. Further, the Fund’s inability to raise capital and the risk of portfolio company defaults may materially and adversely affect the Fund’s investment originations, business, liquidity, financial condition, results of operations and its ability to make distributions to its shareholders. In addition, competition for originations of and investments in the Fund’s target investments may lead to the price of such assets increasing, which may further limit its ability to generate desired returns. Also, as a result of this competition, desirable investments in the Fund’s target investments may be limited in the future and the Fund may not be able to take advantage of attractive investment opportunities from time to time, as the Fund can provide no assurance that the Adviser and Sub-Adviser will be able to identify and make investments that are consistent with its investment objective.

Sourcing Investment Opportunities Risk. The Fund has not identified the potential investments for its portfolio that it will acquire. It cannot be certain that the Adviser and Sub-Adviser will be able to locate a sufficient number of suitable investment opportunities to allow the Fund to fully implement its investment strategy. In addition, privately negotiated investments in loans and illiquid securities of private middle-market companies require substantial due diligence and structuring, and the Fund may not be able to achieve its anticipated investment pace. These factors increase the uncertainty, and thus the risk, of investing in the Fund. To the extent the Fund is unable to deploy its capital, its investment income and, in turn, the results of its operations, will likely be materially adversely affected.

CLO Risk. In addition to the general risks associated with debt securities and structured products discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

CLO equity and junior debt securities that the Fund may acquire are subordinated to more senior tranches of CLO debt. CLO equity and junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs and structured notes. See “Tax Status” in the Fund’s SAI.

Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.

The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.

The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full. The Fund’s CLO investments and/or the underlying senior secured loans may prepay more quickly than expected, which could have an adverse impact on the Company’s net assets.

Mezzanine Securities Risk. Most of the Fund’s mezzanine securities and other investments (if any) are expected to be unsecured and made in companies whose capital structures have significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the securities and other investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the portfolio company’s assets, some or all of such terms may not be part of particular investments. Mezzanine securities and other investments generally are subject to various risks including, without limitation: (i) a subsequent characterization of an investment as a “fraudulent conveyance”; (ii) the recovery as

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a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so-called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to collateral securing the obligations.

High Yield Debt Risk. A substantial portion of the high yield debt in which the Fund invests are rated below investment-grade by one or more nationally recognized statistical rating organizations or are unrated but of comparable credit quality to obligations rated below investment-grade, and have greater credit and liquidity risk than more highly rated debt obligations. Lower-rated securities may include securities that have the lowest rating or are in default. High yield debt is generally unsecured and may be subordinate to other obligations of the obligor. The lower rating of high yield debt reflects a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the obligor to make payment of principal and interest. Many issuers of high yield debt are highly leveraged, and their relatively high debt-to-equity ratios create increased risks that their operations might not generate sufficient cash flow to service their debt obligations. In addition, many issuers of high yield debt may be in poor financial condition, experiencing poor operating results, having substantial capital needs or negative net worth or be facing special competitive or product obsolescence problems, and may include companies involved in bankruptcy or other reorganizations or liquidation proceedings. Certain of these securities may not be publicly traded, and therefore it may be difficult to obtain information as to the true condition of the issuers. Overall declines in the below investment-grade bond and other markets may adversely affect such issuers by inhibiting their ability to refinance their debt at maturity. High yield debt is often less liquid than higher rated securities.

Preferred Securities Risk. There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights. Interest rate risk is, in general, the risk that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed-income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed-income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed-income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Fixed-income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund. In addition, the Fund may invest in fixed-income and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities with a conversion value that is the same as the value of the bond or preferred share have characteristics similar to common stocks. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, by the Fund will magnify the Fund’s gains or losses. The use of leverage via short selling and short positions in futures contracts will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund to have higher expenses (especially interest and/or short selling related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns on the Fund.

Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Equity Securities Risks. The values of equity securities could decline generally or could underperform other investments due to factors affecting a specific issuer, industry, market or securities markets generally, which could, in turn, adversely affect the value of the Fund investments, regardless of the performance or expected performance of companies in which the Fund invests.

Originated Investments Risks. The Fund may originate certain of its investments with the expectation of later syndicating a portion of such investment to third parties. Prior to such syndication, or if such syndication is not successful, the Fund’s exposure to the originated investment may exceed the exposure that the Adviser and Sub-Adviser intended to have over the long-term or would have had had it purchased such investment in the secondary market rather than originating it.

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Private Investment Fund Risk. The Fund may invest in private investment funds, including “hedge funds,” which pursue alternative investment strategies. Certain investment instruments and techniques that a private fund may use are speculative and involve a high degree of risk. Because of the speculative nature of a private fund’s investments and trading strategies, the Fund may suffer a significant or complete loss of its invested capital in one or more private funds. A shareholder will also bear fees and expenses charged by the underlying funds in addition to the Fund’s direct fees and expenses. In addition, interests in a private fund may also be illiquid.

Valuation of Private Investments. While the valuation of the Fund’s publicly-traded securities are more readily ascertainable, the Fund’s ownership interest in private investments (including Private Corporate Debt Investments) are not publicly traded. The fair value of loans, securities and other investments that are not publicly traded may not be readily determinable, and the Fund will value these investments at fair value as determined in good faith by the Board, including to reflect significant events affecting the value of the Fund’s investments. Many of the Fund’s investments, including certain Private Corporate Debt Investments, will be classified as Level 3 under Topic 820 of the U.S. Financial Accounting Standards Board’s Accounting Standards Codification, as amended, Fair Value Measurements and Disclosures (“ASC Topic 820”). This means that the Fund’s portfolio valuations will be based on unobservable inputs and the Fund’s own assumptions about how market participants would price the asset or liability in question. The Fund expects that inputs into the determination of fair value of the Fund’s portfolio investments will require significant management judgment or estimation. Even if observable market data are available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. The Fund has retained the services of one or more independent service providers to review the valuations of these securities. The types of factors that the Board may take into account in determining the fair value of the Fund’s investments generally include, as appropriate, comparison to publicly-traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, the Fund’s determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The Fund’s net asset value could be adversely affected if the Board’s determinations regarding the fair value of the Fund’s investments were materially higher than the values that the Fund ultimately realizes upon the disposal of such securities.

Option Writing Risk. If a put or call option purchased by the Fund were permitted to expire without being sold or exercised, the Fund would lose the entire premium it paid for the option. The risk involved in writing a put option is that there could be a decrease in the market value of the underlying future, security, currency or other asset. If this occurred, the option could be exercised and the underlying future, security, currency or other asset would then be sold to the Fund at a higher price than its current market value. The risk involved in writing a call option is that there could be an increase in the market value of the underlying future, security, currency or other asset. If this occurred, the option could be exercised and the underlying future, security, currency or other asset would then be sold by the Fund at a lower price than its current market value.

Medium and Small Capitalization Company Risk. Some issuers of the Fund’s investments may be medium or small capitalization companies which may be newly formed or have limited product lines, distribution channels, and financial or managerial resources. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. The Fund does not maintain a policy limiting its ability to invest in medium or small capitalization companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies. Generally, securities of medium and small capitalization companies are more likely to experience sharper swings in market values, less liquid markets, in which it may be more difficult for the Advisor to sell at times and at prices that the Advisor believes appropriate, and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth, and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over-the-counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

Foreign Investment Risk. Foreign securities may be issued and traded in foreign currencies. As a result, changes in exchange rates between foreign currencies may affect their values in U.S. dollar terms. For example, if the value of the U.S. dollar goes up, compared to a foreign currency, a loan payable in that foreign currency will go down in value because it will be worth fewer U.S. dollars. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. The Fund may employ hedging techniques to minimize these risks, but the Fund can offer no assurance that the Fund will, in fact, hedge currency risk or, that if the Fund does, such strategies will be effective.

The political, economic, and social structure of some foreign countries may be less stable and more volatile than those in the United States. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. A government may take over assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for the Fund to vote proxies, exercise stockholder rights, and pursue legal remedies with respect to foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of the Fund’s investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and to take into account with respect to the Fund’s investments in foreign securities. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers may be less than in the United States. The procedures and rules governing foreign transactions and custody (holding of the Fund’s assets) may involve delays in payment, delivery or recovery of money or investments. Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies, and some countries may lack uniform accounting and auditing standards. Thus, there may be less information publicly available about foreign companies than about most U.S. companies. Certain foreign securities may

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be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Fund may at times be unable to sell foreign securities at favorable prices. Dividend and interest income from foreign securities may be subject to withholding taxes by the country in which the issuer is located, and the Fund may not be able to pass through to its shareholders foreign tax credits or deductions with respect to these taxes.

Tax Risk. Certain of the Fund’s portfolio holdings, including NPLs, may be subject to special tax rules, the effect of which may have adverse tax consequences for the Fund. By investing in NPLs indirectly through the NPL Subsidiary, the Fund intends to obtain exposure to the NPL market within the U.S. federal tax requirements that apply to the Fund. However, because the NPL Subsidiary is a controlled foreign corporation, any income received from its investments will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains. Additionally, in September 2016, the Internal Revenue Service (“IRS”) issued proposed regulations that, if finalized in proposed form, would provide that the income that the Fund derives from its investment in the NPL Subsidiary in any taxable year would only be treated as “qualifying income” for purposes of the 90% gross income requirement of Subchapter M to the extent that the NPL Subsidiary makes certain dividend distributions to the Fund out of the NPL Subsidiary’s earnings and profits for that same taxable year. Therefore, the NPL Subsidiary will, no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the NPL Subsidiary, in an amount approximately equal to the total amount of “Subpart F” income (as defined in Section 951 of the Code) generated by or expected to be generated by the NPL Subsidiary’s investments during the fiscal year. If the NPL Subsidiary were to fail to make sufficient dividend distributions to the Fund in accordance with the provisions of the proposed regulations, all or a portion of the income from the Fund’s investment in the NPL Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years. In such event, the Fund’s Board of Trustees would consider what action to take in the best interests of shareholders.

Cybersecurity Risk. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer such losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.

Possible Risk of Conflicts

Allocation of Investment Opportunities Risk. The Sub-Adviser may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited (e.g., in local and emerging markets, high yield securities, fixed income securities, regulated industries, small capitalization and initial public offerings/new issues) or where the liquidity of such investment opportunities is limited. From time to time and as required by applicable law or otherwise required under the terms of its exemptive relief, the Sub-Adviser may determine to refer certain conflicts of interest to Bain Capital’s Allocation Committee (the “Allocation Committee”), comprised of senior Bain Capital personnel, for review and resolution, particularly in situations where the Sub-Adviser and other affiliated investment advisers are unable to resolve such conflicts. Similarly, the Allocation Committee may in its sole discretion determine to review and make determinations regarding certain conflicts of interest.

The Sub-Adviser does not receive performance-based compensation in respect of its investment management activities on behalf of the Fund, but may simultaneously manage other investment vehicles or accounts for which the Sub-Adviser receives greater fees or other compensation (including performance-based fees or allocations) than they receive in respect of the Fund. The simultaneous management of other investment vehicles or accounts that pay greater fees or other compensation than the Fund may create a conflict of interest as the Sub-Adviser may have an incentive to favor accounts with the potential to receive greater fees. For instance, the Sub-Adviser may be faced with a conflict of interest when allocating scarce investment opportunities given the possibly greater fees from accounts that pay performance-based fees. To address these types of conflicts, the Sub-Adviser has adopted policies and procedures under which it will allocate investment opportunities in a manner that it believes is consistent with their obligations as investment advisers. However, the amount, timing, structuring or terms of an investment by the Fund may differ from, and performance may be lower than, the investments and performance of other investment vehicles or accounts.

Conflict of Interest Created by Valuation Process for Certain Portfolio Holdings. The Fund expects to make certain of its portfolio investments in the form of loans and securities that are not publicly traded and for which no market based price quotation is available. As a result, the Board will determine the fair value of these loans and securities in good faith. In connection with that determination, investment professionals from the Adviser and Sub-Adviser may provide the Board with valuations based upon the most recent portfolio company financial statements available and projected financial results of each portfolio company. While the valuation for certain private investments that do not have a readily available market quotation will be reviewed by an independent valuation firm at least quarterly, the ultimate determination of fair value will be made by the Board and not by such third-party valuation firm. With regard to NPLs, such investments will be valued in accordance with the valuation procedures adopted by the Fund and will not be reviewed by an independent valuation firm. In addition, each of the interested members of the Board has a pecuniary interest in the Adviser. The participation of the Adviser’s investment professionals in the Fund’s valuation process, and the pecuniary interest in the Adviser by certain members of the Board, could result in a conflict of interest as the Adviser’s management fee is based, in part, on the value of the Fund’s assets.

Conflicts of Interest Related to Direct Origination. In the ordinary course of business, the Fund may enter into transactions with portfolio companies that may be considered related party transactions. In order to ensure that the Fund does not engage in any prohibited transactions with any persons affiliated with the Fund, it has implemented certain written policies and procedures whereby the Fund’s executive officers screen each of the Fund’s transactions for any possible affiliations between the proposed portfolio investment and the Fund, companies controlled by the Fund or its executive officers and directors. The Fund will not enter into any agreements unless and until it is satisfied that

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doing so will not raise concerns under the 1940 Act or, if such concerns exist, it has taken appropriate actions to seek review and approval by the Board or exemptive relief for such transaction. The Board will review these procedures on a periodic basis and approve any transaction relying on exemptive relief, which permits the Co-Investment Program.

U.S. Federal Income Tax Matters

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See “U.S. Federal Income Tax Matters.”

Distribution Policy

The Fund’s distribution policy is to accrue dividends daily (Saturdays, Sundays and holidays included) and to distribute as of the last business day of each quarter. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Distributions are made at the class level, so they may vary from class to class within the Fund. See “Dividend Reinvestment Policy.”

Custodian

The Bank of New York Mellon Trust Company, National Association (“Custodian”) serves as the Fund’s custodian. See “Management of the Fund.”

SUMMARY OF FUND EXPENSES

Shareholder Transaction Expenses	Class F
Maximum Sales Load (as a percent of offering price)	None
Contingent Deferred Sales Charge	None
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.85%
Other Expenses	1.19%
Shareholder Servicing Expenses	None
Distribution Fee	None
Remaining Other Expenses[1]	1.19%
Total Annual Expenses[2]	3.04%
Fee Waiver and Reimbursement	(1.19)%
Total Annual Expenses (after fee waiver and reimbursement)	1.85%

[1]	CLO expenses are not included in the Other Expenses. If such expenses were included, they would be approximately 0.01% of the Fund’s net assets.
[2]

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb all operating expenses of the Fund attributable to Class F shares (including offering expenses, taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.85% per annum of the Fund’s average daily net assets attributable to Class F shares so long as Class F shares are outstanding and the Adviser is the investment adviser to the Fund, unless and until the Board approves the Expense Limitation Agreement’s modification or termination (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses paid not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. See “Management of the Fund.” The total annual expenses in this fee table is different from the ratio of expenses to average net assets given in the Financial Highlights, because the Financial Highlights do not include acquired fund fees and expenses of 0.0094%.

The Summary of Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 25 of this prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return (the Example assumes the Fund’s Expense Limitation Agreement will remain in effect for a 1 Year period):

Share Class	1 Year	3 Years	5 Years	10 Years
Class F	$19	$83	$149	$327

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Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee. However, if shareholders request repurchase proceeds be paid by wire transfer, such shareholders may be assessed an outgoing wire transfer fee at prevailing the rates charged by DST. The Fund also has paid offering costs in connection with the initial offering of the shares, which was $83,178, which is subject to the 1.85% per annum limitation on expenses attributable to Class F shares. These offering expenses were amortized over the first twelve months of the Fund’s operations. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for shares of the Fund. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements, which have been audited by PricewaterhouseCoopers, LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated December 31, 2018. To request the Fund’s Annual Report, please call 1-888-926-2688. The table below sets forth financial data for Class F share of beneficial interest outstanding throughout the period presented.

Griffin Institutional Access Credit Fund – Class F	CONSOLIDATED FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Period Presented

	For the Year Ended December 31, 2018		For the Period September 25, 2017 (Commencement of Operations) to December 31, 2017
Net asset value, beginning of period	$25.30		$25.25

INCOME FROM INVESTMENT OPERATIONS:
Net investment income(a)	1.50		0.32
Net realized and unrealized gain/(loss)	(1.26)		0.03
Total from investment operations	0.24		0.35

DISTRIBUTIONS:
From net investment income(b)	(1.53)		(0.30)
Total distributions	(1.53)		(0.30)

Net increase/(decrease) in net asset value	(1.29)		0.05
Net asset value, end of period	$24.01		$25.30
TOTAL RETURN(c)	0.91%		1.41%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000s)	$26,843		$38,254
Ratios to Average Net Assets
Ratio of expenses to average net assets excluding fee waivers and reimbursements	3.03%		3.27	%(d)
Ratio of expenses to average net assets including fee waivers and reimbursements	0	%(e)	0	%(e)
Ratio of net investment income to average net assets	5.99%		4.85	%(d)

Portfolio turnover rate(f)	56%		48%

(a)	Calculated using the average shares method.
(b)	Distributions are based on a daily accrual of net investment income, which will vary based on investment yields and daily shares outstanding.
(c)

Total returns are for the period indicated and have not been annualized and do not reflect the impact of sales charge. Total returns would have been lower had certain expenses not been waived during the period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(d)	Annualized.
(e)

The Adviser voluntarily has absorbed all of the operating expenses of the Fund since the commencement of the Fund’s operations. The Adviser will continue to bear such expenses on a going forward basis in its discretion and is under no obligation to continue to do so for any specified period of time. In the absence of the election by the Fund’s investment adviser to bear all of the Fund’s operating expenses, the ratio of expenses to average net assets including fee waivers and reimbursements would have been higher.

(f)	Portfolio turnover rate for periods less than one full year has not been annualized and is calculated at the Fund level.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt. The Fund will pay organizational costs and its offering expenses incurred with respect to its initial and continuous offering. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the

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proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate. While the Fund does not anticipate a delay in the investment of net proceeds from investors, the Fund will seek shareholder approval if the net proceeds are not invested within six months of the Fund’s initial offering in accordance with the rules under the 1940 Act.

THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on April 5, 2016. The Fund’s principal office is located at Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245, and its telephone number is 1-888-926-2688.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.

The Fund pursues its investment objective by investing in a range of secured and unsecured debt obligations which may be syndicated, consisting of U.S. high yield securities, global high yield securities and other fixed-income and fixed-income related securities, including direct originated debt obligations and CLOs. The Fund may also invest in issuers outside the U.S., with a focus on issuers in Canada and Europe. The Fund generally focuses its investment activities on companies that the Adviser and BCSF believe have leading market positions, significant asset or franchise values, strong free cash flows, experienced senior management teams and high-quality sponsors (if the company is externally sponsored) without regard to market capitalization. The portfolio may consist of high yield bonds and bank loans, equity securities, CLOs, and, to a lesser extent, non-performing loans (“NPLs”). The portfolio may also consist of senior direct lending investments (“SDL”), which may also include subordinate and unitranche direct lending. The Fund may also acquire warrants and other equity interests through its direct lending activities. The mix of assets is flexible and responsive to market conditions; however, the Adviser and Sub-Adviser expect, under normal circumstances, high yield bonds and bank loans to constitute 30% to 70% of the Fund’s portfolio, and SDLs and NPLs to constitute 10% to 65% of the Fund’s portfolio. The Fund invests in SDLs and NPLs pursuant to exemptive relief from the SEC that permits the Fund to participate in the Co-Investment Program. The Co-Investment Program allows the Fund to co-invest in privately negotiated investment transactions with certain affiliates of Bain Capital Credit, subject to the conditions of the exemptive relief. The Fund invests its assets primarily in both Public Corporate Debt Investments and Private Corporate Debt Investments (as each term is defined below):

●	Public Corporate Debt – The Fund invests primarily in Public Corporate Debt Investments as selected by the Sub-Adviser.

●

Private Corporate Debt – The Fund’s Private Corporate Debt Investments primarily consists of bank loans, CLOs, SDLs and, to a lesser extent, NPLs selected by the Sub-Adviser. The Sub-Adviser may also originate investments for the Fund, primarily SDLs and NPLs, through the Co-Investment Program.

Under normal circumstances, at least 80% of the Fund’s net assets plus borrowings for investment purposes is invested in debt securities, which may include high yield securities, bank loans, SDLs, NPLs (to a lesser extent) and CLOs (excluding equity tranches of CLOs). The Fund executes its investment strategy primarily by seeking to invest in a broad portfolio of both public and private debt securities, with the allocation between the public and private securities determined by the Adviser and Sub-Adviser to seek the best risk-adjusted returns.

By investing in the Fund, the Adviser expects that shareholders may realize (either directly or indirectly) the following potential benefits:

●

Exposure to Both Public and Private Corporate Debt Investments – The Sub-Adviser engaged by the Adviser brings expertise and experience with respect to Public Corporate Debt Investments and Private Corporate Debt Investments. Due to the institutional client focus of the Sub-Adviser, a retail investor may not otherwise have an ability to invest in a product advised by the Sub-Adviser and gain exposure to its expertise and experience. In addition, many of the Private Corporate Debt Investments selected by the Sub-Adviser in which the Fund invests are intended for large, institutional investors and have a large minimum investment size and other investor criteria that might otherwise limit their availability to individual, non-institutional investors. Thus, the Fund enables investors to invest in Private Corporate Debt Investments, and other investments selected by or originated by the Sub-Adviser that may not be otherwise available to individual, non-institutional investors. Further, the Adviser and Sub-Adviser seek to allocate the Fund’s investments between Private Corporate Debt Investments and Public Corporate Debt Investments to achieve potentially higher risk-adjusted returns.

●

Access to Bain Capital’s Resources. The Fund’s Adviser and Sub-Adviser have the opportunity to draw upon the resources of the Sub-Adviser’s affiliates. BCSF is an affiliate of Bain Capital Credit, LP (“Bain Capital Credit”). Bain Capital Credit was formed in 1998 as the credit investing arm of Bain Capital, LP (“Bain Capital”), one of the world’s premier alternative investment firms, with approximately $105 billion in assets under management as of September 30, 2018. BCSF has entered into a resource sharing agreement with Bain Capital Credit, pursuant to which Bain Capital Credit will provide BCSF with experienced investment professionals and access to the resources of Bain Capital Credit. Bain Capital Credit invests across the full spectrum of credit strategies, including leveraged loans, high-yield bonds, distressed debt, direct lending, structured products, non-performing loans and equities. With offices in Boston, Chicago, New York, London, Dublin, Hong Kong, Sydney, Madrid, Guangzhou, Seoul, and Melbourne, Bain Capital Credit and its subsidiaries have a global footprint with approximately $39 billion in assets under management as of January 1, 2019.

●

Leading U.S. Platform Provides Access to Proprietary Relationship-Based Deal Flow. The Fund’s Adviser and Sub-Adviser have nationwide networks of relationships, including access to senior managers from current and former Bain Capital affiliated portfolio companies. In addition, the Adviser and Sub-Adviser will benefit from their respective affiliates’ relationships with lenders, accounting firms, financial and legal advisors, and restructuring professionals. Bain Capital Credit’s investment professionals, senior advisors and operating partners generate proprietary deal flow, often uncovering or developing attractive investment opportunities before these deals come to the attention of intermediaries or other investors. In addition, members of the Bain Capital Credit team have networks and personal relationships with senior leveraged finance professionals at many of the major commercial and investment banks as well as contacts at a variety of regional

13

and local intermediaries, including regional investment banking firms, business brokers, accountants and lawyers. Bain Capital Credit and its affiliates are commonly sought out as strategic partners as their capital investments are often highly tailored and structured to meet the needs of management.

●

Ability to Invest in Directly Originated Debt. The Fund expects that a portion of its investments will be in direct, originated transactions with companies that the Adviser and Sub-Adviser believe are underserved by the traditional banking system, although the Fund also may source transactions via the private equity sponsor channel through the Co-Investment Program. The Sub-Adviser employs investment professionals focused on the direct origination of debt products. The Fund seeks to originate debt investments by leveraging the Sub-Adviser’s global network of relationships. Specifically, the Adviser, with the assistance of the Sub-Adviser, intends to source investment opportunities through a combination of: (i) direct origination efforts of BCSF’s investment team as a result of its contacts with companies, including corporate relationships and experienced senior management teams; (ii) access to networks of relationships, including senior managers from current and former Bain Capital affiliated portfolio companies; (iii) long-standing relationships with Wall Street professionals, industry executives and strategic partners; and (iv) relationships with sponsors and other industry contacts. The Adviser, with the assistance of the Sub-Adviser, also seeks to partner, from time to time, with venture capital firms and source investments from a variety of regional and local intermediaries, including regional investment banking firms, business brokers, accountants and lawyers, rather than solely from large commercial or investment banks. The Fund believes that the experience of the Adviser’s and Sub-Adviser’s respective investment teams in working directly with borrowers to create customized financing solutions will enable the Fund to seek to deliver attractive yields to investors while eliminating intermediaries who extract fees for their services.

In certain circumstances or market environments, the Fund may reduce its investment in debt securities and hold a larger position in cash or cash equivalents. The Fund may invest in debt securities of any duration, maturity, or credit quality, including high yield securities (also known as “junk bonds”). The Fund’s debt investments may take the form of corporate loans or corporate bonds, which may be secured or unsecured, and may, in some cases, be accompanied by warrants, options or other forms of equity participation. The Fund may also allocate capital for investment in any part of the capital structure, including distressed and more subordinated positions, where the Adviser and Sub-Adviser believe the borrower and the potential investment present an opportunity for risk-adjusted income and returns. The Fund’s SDLs are focused primarily in middle-market companies with between $10 million and $150 million in annual EBITDA. The Adviser and Sub-Adviser focus on senior investments with a first or second lien on collateral and strong structures and documentation intended to protect the lender. The Fund may separately purchase common or preferred equity interests in transactions. The Fund’s portfolio may include fixed-rate investments that generate absolute returns as well as floating-rate investments that may provide protection in rising interest rate and inflationary environments. The Fund may also invest in non-controlling interests in equity and junior debt tranches of CLOs, CDOs, which include CBOs and other securitized products, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics).

The Fund defines “fixed-income and fixed-income related securities” to consist of: (i) loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics) of corporate borrowers; and (ii) equity of investment funds, which may include Public Investment Funds, including Public BDCs, closed and open-end funds, ETFs and Index Funds that invest principally in loans and fixed-income (or other instruments, including derivative instruments, with similar economic characteristics).

Certain investments of the Fund will be held in wholly-owned and controlled single-asset subsidiaries (the “Single-Asset Subsidiaries”), which are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The Fund will also execute a portion of its strategy by investing in a wholly-owned and controlled foreign subsidiary (the “NPL Subsidiary”; together with the Single-Asset Subsidiary, the “Subsidiaries”), which invests the majority of its assets in NPLs subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The principal investment strategies and principal investment risks of the Subsidiaries are also principal investment strategies and principal risks of the Fund and are reflected in this Prospectus. The financial statements of the Subsidiaries will be consolidated with those of the Fund. Because the Fund may invest a substantial portion of its assets in the Subsidiaries, which may hold some of the investments described in this Prospectus, the Fund may be considered to be investing indirectly in some of those investments through its Subsidiaries. For that reason, references to the Fund may also include the Subsidiaries.

The Subsidiaries will be subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Fund. The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure and leverage on an aggregate basis with the Subsidiaries. In addition, the Subsidiaries comply with the provisions of the 1940 Act relating to affiliated transactions and custody. The Fund’s custodian also serves as the custodian to the Subsidiaries.

The Adviser and Sub-Adviser, who also serve in those roles for the NPL Subsidiary, will also comply with the provisions of the 1940 Act regarding investment advisory contracts and are considered to be an investment adviser to the Fund under the 1940 Act.

By investing in NPLs indirectly through the NPL Subsidiary, the Fund intends to obtain exposure to the NPL market within the federal tax requirements that apply to the Fund under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Subchapter M requires, among other things, that at least 90% of the Fund’s gross income be derived from certain qualifying sources, such as dividends, interest, gains from the sale of stock or other securities, and certain other income derived from securities or derived with respect to the Fund’s business of investing in securities (typically referred to as “qualifying income”). The Fund will make investments in certain NPLs through the NPL Subsidiary because income from these derivatives is not treated as “qualifying income” for purposes of the 90% gross income requirement if the Fund invests in the derivative directly.

In the past, the Internal Revenue Service issued a number of private letter rulings to other investment companies (unrelated to the Fund), which indicated that certain income from a fund’s investment in a wholly-owned foreign subsidiary would constitute “qualifying income” for purposes of Subchapter M. However, the Fund does not have a private letter ruling, and the Internal Revenue Service no longer issues such private letter rulings. Moreover, in September 2016, the Internal Revenue Service issued proposed regulations that, if finalized in proposed form, would provide that the income which the Fund derives from its investment in the NPL Subsidiary in any taxable year would only be treated as “qualifying income” for purposes of the 90% gross income requirement of Subchapter M to the extent that the NPL Subsidiary makes certain dividend distributions to the Fund out of the NPL Subsidiary’s earnings and profits for that same taxable year. Therefore, the NPL Subsidiary will,

14

no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the NPL Subsidiary, in an amount approximately equal to the total amount of “Subpart F” income (as defined in Section 951 of the Code) generated by or expected to be generated by the NPL Subsidiary’s investments during the fiscal year.

The Fund may also invest up to 15% of its assets in Private Debt Funds; and non-controlling interests in equity tranches of CDOs, which include CBOs, CLOs and other securitized products, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics).

The Fund may employ leverage, including borrowing from banks in an amount of up to 33.33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund anticipates engaging in borrowings and utilizing leverage. The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Private Debt Funds in which the Fund invests may also employ leverage.

Between 10% and 75% of the Fund’s assets may be invested in debt securities of foreign issuers. Substantially all of the Fund’s assets may be invested in debt securities rated below investment grade, which are also known as “junk securities.”

The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

Fund’s Target Investment Portfolio

The Adviser and Sub-Adviser execute the Fund’s investment strategy primarily by seeking to invest in a broad portfolio of debt securities, primarily Public Corporate Debt Investments and Private Corporate Debt Investments. The Fund may also invest in ETFs, Index Funds, and Public Investment Funds, as well as other publicly traded income producing equity securities. With respect to making Private Corporate Debt Investments in which the Fund invests, the Adviser and Sub-Adviser consider various inputs regarding the potential issuer, including leading market positions, significant asset or franchise values, strong free cash flow, experienced senior management teams and high-quality sponsors (if the company is externally sponsored).

The Fund may invest in a variety of investments in pursuing its investment objective, including:

Bank Obligations. The Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers’ acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

Fixed-Income Instruments. Fixed-income instruments include high-yield corporate debt securities, or bonds, or U.S. government debt securities. The issuer of a fixed-income instrument pays the investor a fixed- or variable-rate of interest and normally must repay the amount borrowed on or before maturity. Certain bonds are “perpetual” in that they have no maturity date. Holders of fixed-income bonds, as creditors, have a prior legal claim over common and preferred stockholders as to both income and assets of the issuer for the principal and interest due them and may have a prior claim over other creditors but would be subordinate to any existing secured lenders with higher priority in the issuer’s capital structure. Fixed-income instruments may be secured or unsecured. The investment return of corporate bonds reflects interest on the security and changes in the market value of the security. The market value of a corporate bond, especially a fixed-rate bond, will generally rise and fall inversely with interest rates. The value of intermediate- and longer-term corporate bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term corporate bonds. The market value of a corporate bond also may be affected by the credit rating of the corporation, the corporation’s performance and perceptions of the corporation in the market place. There is a risk that the issuers of the securities may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. Corporate fixed-income instruments usually yield more than government or agency bonds due to the presence of credit risk. The Fund expects to principally invest in fixed-income instruments from issuers based in the U.S., Canada and Europe.

Secured Debt. Secured debt, including senior secured debt, unitranche debt and second lien debt, will have liens on the assets of the borrower that will serve as collateral in support of the repayment of such debt and will typically have maturities of three to ten years.

Senior Secured Debt. Senior secured debt will be structured with first-priority liens on the assets of the borrower. Senior secured debt will have liens on the assets of the borrower that will serve as collateral in support of the repayment of such debt. This collateral will take the form of first-priority liens on the assets of the borrower. Senior secured debt may provide for moderate loan amortization in the early years of the loan, with the majority of the amortization deferred until loan maturity.

Unitranche Debt. Unitranche debt will be structured as senior secured debt, including first priority liens on an issuer’s assets as discussed above. Unitranche debt typically provides for moderate loan amortization in the initial years of the facility, with the majority of the principal payment deferred until loan maturity. Since unitranche debt generally allows the borrower to make a large lump sum payment of principal at the end of the loan term, there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. In some cases, the Fund will be the sole lender, or the Fund together with its affiliates will be the sole lender, of unitranche debt, which can provide the Fund with more influence interacting with a borrower in terms of monitoring and, if necessary, remediation in the event of underperformance.

Second Lien Debt. Second lien debt will be structured as junior, secured debt, including second priority liens on an issuer’s assets. This debt typically provides for moderate loan amortization in the initial years, with the majority of the amortization deferred until maturity.

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Unsecured Debt. Unsecured debt, including senior unsecured and subordinated debt, will not be secured by any collateral and will be effectively subordinated to the borrower’s secured indebtedness (to the extent of the collateral securing such indebtedness) and will typically have maturities of three to ten years.

Senior Unsecured Debt. Senior unsecured debt will be structured as debt that ranks senior in right of payment to any of the borrower’s unsecured indebtedness that is contractually subordinated to such debt. This debt generally provides for fixed interest rates and amortizes evenly over the term of the loan. Senior unsecured debt is generally less volatile than subordinated debt due to its priority to creditors over subordinated debt.

Subordinated Debt. Subordinated debt will be structured as unsecured, subordinated debt that provides for relatively high, fixed interest rates that provides the Fund with significant current interest income. This debt typically will have interest-only payments (often representing a combination of cash pay and Payment In Kind (“PIK”) interest) in the early years, with amortization of principal deferred to maturity. Subordinated debt generally allows the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. Subordinated debt is generally more volatile than secured debt and may involve a greater risk of loss of principal. Subordinated debt often includes a PIK feature, which effectively operates as negative amortization of loan principal, thereby increasing credit risk exposure over the life of the debt.

Collateralized Loan Obligations. A CLO is a financing company (generally called a Special Purpose Vehicle or “SPV”), created to reapportion the risk and return characteristics of a pool of assets. While the assets underlying CLOs are typically secured loans, the assets may also include (i) unsecured loans, (ii) debt securities that are rated below investment grade, (iii) debt tranches of other CLOs and (iv) equity securities incidental to investments in secured loans. The Fund may invest in lower tranches of CLOs, which typically experience a lower recovery, greater risk of loss or deferral or non-payment of interest than more senior tranches of the CLO. In addition, the Fund invests in CLOs consisting primarily of individual secured loans of Borrowers and not repackaged CLO obligations from other high risk pools, although the Fund does intend to invest in some repackaged CLO obligations. The underlying secured loans purchased by CLOs are generally performing at the time of purchase but may become non-performing, distressed or defaulted. CLOs with underlying assets of non-performing, distressed or defaulted loans are not contemplated to comprise a significant portion of the Fund’s investments in CLOs. The key feature of the CLO structure is the prioritization of the cash flows from a pool of debt securities among the several classes of the CLO. The SPV is a company founded solely for the purpose of securitizing payment claims arising out of this diversified asset pool. On this basis, marketable securities are issued by the SPV which, due to the diversification of the underlying risk, generally represent a lower level of risk than the original assets. The redemption of the securities issued by the SPV typically takes place at maturity out of the cash flow generated by the collected claims.

Collateralized Debt Obligations. A CDO is a form of securitization vehicle that issues debt securities in several tranches with different levels of seniority. The most senior tranche generally will attract the highest investment-grade rating (AAA by S&P, Aaa by Moody’s and/or AAA by Fitch), with the more junior, subordinated tranches attracting successively lower ratings. The most junior, unrated tranche of securities issued by a CDO generally will be entitled to residual cash flows that remain after payment or interest and principal on more senior tranches. CDOs may be collateralized by a range of financial assets. CDOs collateralized primarily by corporate loans, generally to non-investment grade and middle market borrowers, are referred to as CLOs. See “Fund’s Target Investment Portfolio—Collateralized Loan Obligations” for further discussion of CLOs. Other forms include CDOs, CBOs, by trust preferred securities issued by banks and insurance companies (TruPS CDOs), and by other forms of asset-backed securities (ABS CDOs). Cash flows in a CDO are split into two or more tranches, varying in risk and yield. Normally, CDOs are privately offered and sold, and thus are not registered under the securities laws. As a result, investments in CDOs may be characterized as illiquid securities. CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the risk that the collateral may default or decline in value or be downgraded, if rated by a NRSRO; (iii) the Fund is likely to invest in tranches of CDOs that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) the investment return achieved by the Fund could be significantly different than those predicted by financial models; (vi) the lack of a readily available secondary market for CDOs; (vii) risk of forced “fire sale” liquidation due to technical defaults such as coverage test failures; and (viii) the CDO’s manager may perform poorly.

Exchange Traded Funds. ETFs are traded similarly to stocks and listed on major stock exchanges. Potential benefits of ETFs include diversification, cost and tax efficiency, liquidity, marginability, utility for hedging, the ability to go long and short, and (in some cases) quarterly dividends. An ETF may attempt to track a particular market segment or index.

Index Funds. An Index Fund is a mutual fund with an investment objective of seeking to replicate the performance of a specific securities index. Index Funds are typically not actively managed, and potential benefits include low operating expenses, broad market exposure and low portfolio turnover.

The Adviser, in conjunction with the Sub-Adviser, will use both a quantitative screening process and a qualitative selection process when selecting securities for investment by the Fund in connection with its strategy.

Investment Strategy – BCSF Process

BCSF assists the Adviser by providing ongoing research, opinions and selecting investments for the Fund’s portfolio. BCSF seeks to create an investment portfolio that generates current income and capital appreciation through rigorous, bottom-up credit selection. The portfolio is expected to consist of high yield bonds and bank loans, SDLs and, to a lesser extent, NPLs. The mix of assets is flexible and responsive to market conditions; however, the Adviser and Sub-Adviser expect, under normal circumstances, high yield bonds and bank loans to constitute 30% to 70% of the Fund’s portfolio, and SDLs and NPLs to constitute 10% to 65% of the Fund’s portfolio. The Fund invests in SDLs and NPLs pursuant to exemptive relief from the SEC that permits the Fund to participate in the Co-Investment Program. The Co-Investment Program allows the Fund to co-invest in privately negotiated investment transactions with certain affiliates of Bain Capital Credit, subject to the conditions of the exemptive relief.

The primary types of investments included in the Fund are:

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Bank Loans. The Fund expects that a portion of its investments will consist of interests in loans originated by banks and other financial institutions. Bain Capital Credit, the Sub-Adviser’s affiliate, has managed investments in bank loans since its inception in 1998, and had approximately $22 billion in bank loan assets under management, as of January 1, 2019. The Fund may invest in term loans and revolving loans, loans that pay interest at a fixed or floating rate and loans that are senior or subordinated. However, when investing in bank loans, the Fund targets primarily senior secured loans that pay interest at a floating rate. In addition, the Fund may make investments in stressed or distressed bank loans acquired in secondary market transactions.

High Yield Debt. The Fund expects that a portion of the debt in which the Fund will invest will be rated below investment-grade by one or more nationally recognized statistical rating organizations or are unrated but are, in the Sub-Adviser’s opinion, of comparable credit quality to obligations rated below investment-grade, and have greater credit and liquidity risk than more highly rated debt obligations. Bain Capital Credit has managed investments in high yield debt since its inception in 1998, and had approximately $4 billion in high yield bonds under management as of January 1, 2019. High yield debt may be purchased in either public or private markets and provide cash, deferred, zero or pay-in-kind payment terms.

Senior Direct Lending. Bain Capital Credit has managed investments in SDL since its inception in 1998, and had approximately $6 billion in senior direct lending assets as of January 1, 2019. SDL investments are typically protected by collateral and can be in the form of asset-based revolving lines of credit or first and second lien loans to companies with EBITDA of $10 million to $150 million. These types of securities usually feature floating cash interest over a benchmark (such as LIBOR) with a floor, a purchase price with a slight discount to par, principal protection in the form of perfected liens on collateral, and a maturity of five to seven years. They differ based on the level (such as a first or second position) and type (such as inventory or property) of collateral protection and amount of scheduled amortization. The Fund may also engage in subordinated and unitranche direct lending. The Fund may also acquire, and subsequently hold, warrants and other equity interests.

Non-Performing Loans. BCSF views NPLs as attractive potential investments as they are candidates for disposal by banks largely because they are non-core and onerous for banks to hold given their high capital charges, lack of cash flow generation, and operationally intensive management requirements. As governments and regulators are increasingly focused on encouraging banks to acknowledge their problematic balance sheets and to recapitalize them, BCSF believes that the Fund may acquire NPLs from banks on potentially favorable terms. Bain Capital Credit has built a dedicated NPL team to identify and execute on differentiated portfolios, focusing primarily on complex, atypical collateral where a first mover advantage exists.

Structured Debt and Equity. The Fund may invest in CLOs and other structured products, consisting of CBOs, CDOs and credit-linked notes, including non-controlling interests in equity and junior debt tranches of CDOs, which include CBOs, CLOs and other securitized products. Bain Capital Credit is an experienced CLO manager and investor with a strong track record of over 18 years. Bain Capital Credit’s dedicated Structured Products team manages North American and European CLOs and evaluates opportunities in CLO debt and equity.

BCSF selects and monitors investments from the above asset classes based on an analytical approach that generally involves evaluating the following investment characteristics:

Idea Generation. BCSF’s professionals identify new investment opportunities primarily through industry analysis and relative value screens conducted by BCSF’s investment professionals. Investment opportunities also arise through BCSF’s network of relationships including restructuring advisors, commercial and investment banks.

Market Definition. Traditionally, the first step in BCSF’s fundamental competitive analysis is defining, as accurately as possible, the market in which a company competes. Market definition generally requires an assessment of the customer needs driving the consumption of a company’s products and services. If the market is defined too narrowly, substitute goods or services may be overlooked, and a company’s ability to affect pricing may be overestimated. Likewise, if the market is defined too broadly, competitive advantage may be underestimated. Many of the tools used in the definition process are derived from methodologies developed at consulting firms.

Market Size and Prospects for Growth. Once a market is defined, the next step in BCSF’s analysis is to attempt to determine the dollar size of the market and to assess its growth prospects. Although market information may often be available through publicly available information, BCSF’s professionals are trained to question the available data because of the inherent biases of the reporting authorities (e.g., trade publication, industry group, “independent” consultants). BCSF seeks to identify the primary drivers of growth (i.e., demographic trends, buying habits, technological shifts) to validate conclusions drawn by the public information. If validation is not possible, BCSF often derives its own industry growth model through primary source research.

Margin Analysis and Cost Structure. After examining the market environment in which a company operates, BCSF typically scrutinizes the company’s historical performance and prospects. This analysis centers around the company’s sustainable margins and its quality of earnings. BCSF’s professionals attempt to assess the sustainability of a company’s margins over time by tracking and projecting pricing trends in the industry (based on research regarding market definition, size and growth characteristics) and the company’s cost structure relative to its competitors. BCSF generally assesses a company’s quality of earnings through detailed margin analysis as well as evaluations of a company’s return on assets, paying particular attention to one-time charges and extraordinary events.

Competitive Landscape. In evaluating a company’s prospects, BCSF seeks to identify and assess the current and prospective competitors of that company. The scale economies, technological advantages, and cost efficiencies available to such competitors may then be compared and contrasted in order to benchmark a company’s relative strengths and weaknesses. Although a company may participate in a large, growing and otherwise attractive market, its prospects may depend on its ability to maintain a competitive advantage. BCSF’s professionals are trained to rigorously analyze a competitive landscape in order to determine whether a company can be expected to perform at levels consistent with the business plan proffered by the company’s management or other sponsors. A significant portion of this analysis is often conducted through interviews of portfolio company executives, other industry contacts, as well as competitors and suppliers.

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Corporate Structure and Access to Capital Markets. BCSF generally reviews the corporate structure of each of its investments to understand how the company’s assets are distributed, which subsidiaries have the support of those assets and how any guarantees, liens or pledges will affect an investment in the company. BCSF also analyzes an issuer’s capitalization, its financial flexibility, debt amortization requirements, and the covenants, terms and conditions of the issuer’s outstanding debt and equity securities. Reviewing the various covenant levels and compliance issues is an important part of BCSF’s investment monitoring system. BCSF’s professionals have extensive experience analyzing the corporate structure and covenant issues in each of the targeted asset classes.

Regulatory, Tax and Legal Environment. As part of its review process, BCSF generally performs a review of potential regulatory, tax, and legal contingencies to assess any potential negative impact on the company’s value or ability to continue as an ongoing concern.

Underwriting and Due Diligence. BCSF’s due diligence and underwriting process for the Fund’s prospective investments includes a review of the operational, financial, legal and industry performance and outlook for the prospective investment, review of industry data and analyst coverage and, if needed, consultation with outside experts regarding the creditworthiness of the borrower and the potential equity upside. These processes will continue during the portfolio monitoring process, when BCSF will analyze monthly and/or quarterly financial statements versus previous periods and the budget provided by the borrower, review financial projections, conduct field examinations, meet with management, attend board meetings, review all compliance certificates and covenants and regularly assess the financial and business conditions and prospects of portfolio companies

On-Going Monitoring. Closely monitoring financial performance and market developments of portfolio investments is critical to successful investment management. Accordingly, BCSF is actively involved in an on-going portfolio review process. To the extent a portfolio investment is not meeting plan, BCSF takes corrective action when appropriate.

Co-Investment Program

The Fund received an exemptive order from the SEC on March 22, 2018 that permits the Fund to, among other things, co-invest with affiliated accounts managed by Bain Capital Credit and/or certain of its affiliates. The exemptive order is subject to certain terms and conditions. The Sub-Adviser maintains an allocation policy, which is designed to fairly distribute investment opportunities among the affiliated accounts managed by Bain Capital Credit or its affiliates. Once an investment has been approved and is deemed to be in the Fund’s best interest, the Fund will participate alongside the affiliated accounts managed by Bain Capital Credit or its affiliates on equal terms and receive a pro rata share of the investment. Allocations among the Fund and other affiliated accounts managed by Bain Capital Credit or its affiliates are generally based on recommended amounts, which typically provides that such allocations are made pro rata based on the order size of each participating account. Under the terms of the Co-Investment Program, the Fund’s participation in potential co-investments proposed by the Sub-Adviser requires approval from the Adviser’s Investment Committee and a majority of the Fund’s Independent Trustees.

Through the Co-Investment Program, the Sub-Adviser will originate investments for the Fund, primarily SDLs and NPLs.

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s portfolio managers are subjective. The Fund may engage in borrowings and the use of leverage, to a limited extent, in acquiring investments.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. It is anticipated that the Fund’s annual portfolio turnover rate will ordinarily be between 25% and 75%. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the Underlying Funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the Underlying Funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s Statement of Additional Information.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund you should consider carefully the following risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisers before deciding whether to invest in the Fund.

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Risks Related to an Investment in the Fund

Minimal Capitalization Risk. The Fund is not obligated to raise any specific amount of capital prior to commencing operations. There is a risk that the amount of capital actually raised by the Fund through the offering of its shares may be insufficient to achieve profitability or allow the Fund to realize its investment objective. An inability to raise additional capital may adversely affect the Fund’s financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements. Further, if the Fund is unable to raise sufficient capital, shareholders may bear higher expenses due to a lack of economies of scale.

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various asset types in which the Fund invests and, with respect to each such asset class, among debt securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Issuer and Non-Diversification Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There currently is no secondary market for the shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at net asset value. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management Risk. The net asset value of the Fund changes daily based on the performance of the securities in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular sector and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

Market Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Correlation Risk. The Fund seeks to produce returns that are less correlated to the broader financial markets. Although the prices of equity securities and fixed-income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Risks Related to the Fund’s Investments

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

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Secured Debt Risk. Secured debt holds the most senior position in the capital structure of a borrower. Secured debt in most circumstances is fully collateralized by assets of the borrower. Thus, it is generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders. Substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack resources to meet higher debt service requirements. The value of the Fund’s assets may also be affected by other uncertainties such as economic developments affecting the market for senior secured term loans or affecting borrowers generally. Moreover, the security for the Fund’s investments in secured debt may not be recognized for a variety of reasons, including the failure to make required filings by lenders, trustees or other responsible parties and, as a result, the Fund may not have priority over other creditors as anticipated.

Secured debt usually includes restrictive covenants, which must be maintained by the borrower. The Fund may have an obligation with respect to certain senior secured term loan investments to make additional loans upon demand by the borrower. Such instruments, unlike certain bonds, usually do not have call protection. This means that such interests, while having a stated term, may be prepaid, often without penalty. The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the borrower. Prepayment would cause the actual duration of a senior loan to be shorter than its stated maturity.

Secured debt typically will be secured by pledges of collateral from the borrower in the form of tangible and intangible assets. In some instances, the Fund may invest in secured debt that is secured only by stock of the borrower or its subsidiaries or affiliates. The value of the collateral may decline below the principal amount of the senior secured term loans subsequent to an investment by the Fund.

Subordinated and Unsecured or Partially Secured Loans Risk. The Fund may invest in unsecured loans and secured subordinated loans, including second and lower lien loans. Second lien loans are generally second in line in terms of repayment priority. A second lien loan may have a claim on the same collateral pool as the first lien or it may be secured by a separate set of assets. Second lien loans generally give investors priority over general unsecured creditors in the event of an asset sale. The priority of the collateral claims of third or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market and liquidity risk, and interest rate risk. Due to their lower place in the borrower’s capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same borrower.

Structured Products Risk. The Fund may invest in CDOs and other structured products, consisting of CBOs, CLOs and credit-linked notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.

The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.

Certain structured products may be thinly traded or have a limited trading market. CLOs and credit-linked notes are typically privately offered and sold.

Counterparty Risk. The Fund’s investments may be exposed to the credit risk of the counterparties with which, or the dealers, brokers and exchanges through which, the Fund deals, whether in exchange-traded or OTC transactions. The Fund may be subject to the risk of loss of Fund assets on deposit or being settled or cleared with a broker in the event of the broker’s bankruptcy, the bankruptcy of any clearing broker through which the broker executes and clears transactions on behalf of the Fund, the bankruptcy of an exchange clearing house or the bankruptcy of any other counterparty. In the case of any such bankruptcy, it is expected that all securities and other assets deposited with such broker or dealer will be clearly identified as being assets of the Fund and the Fund should not be exposed to a credit risk with regard to such parties. However, it may not always be possible to achieve this and the Fund might recover, even in respect of property specifically traceable to the Fund, only a pro rata share of all property available for distribution to all of the counterparty’s customers and counterparties. Such an amount may be less than the amounts owed to the Fund. Such events would have an adverse effect on the Fund’s NAV.

Bank Loans Risk. The Fund expects that some of its investments will consist of interests in loans originated by banks and other financial institutions. The loans invested in by the Fund may include term loans and revolving loans, may pay interest at a fixed or floating rate and may be senior or subordinated. Purchasers of bank loans are predominantly commercial banks, investment funds and investment banks. As secondary market trading volumes for bank loans increase, new bank loans are frequently adopting standardized documentation to facilitate loan trading which should improve market liquidity. The bank loan market currently, however, is facing unprecedented levels of illiquidity and volatility. There can be no assurance as to when or even if this current market illiquidity and volatility will abate or that future levels of supply and demand in bank loan trading will provide an adequate degree of liquidity, that the current period of illiquidity will not persist or worsen and that the market will not experience periods of significant illiquidity in the future. In addition, the Fund will make investments in stressed or distressed bank loans which are often less liquid than performing bank loans.

The Fund may acquire interests in bank loans either directly (by way of sale or assignment) or indirectly (by way of participation). The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, its rights can be more restricted than those of the assigning institution. Participation interests in a portion of a debt obligation typically result in a contractual relationship only with the institution participating out the interest, not with the borrower. In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, nor any rights of set-off against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will assume the credit risk of both the borrower and the institution selling the participation. A selling institution voting in connection with a potential waiver of a default by a borrower may have interests different from those of the Fund, and the selling institution might not consider the interests of the Fund in connection with its vote. Notwithstanding, most participation agreements with respect to loans provide that the selling institution may not vote in favor of any amendment, modification or

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waiver that forgives principal, interest or fees, reduces principal, interest or fees that are payable, postpones any payment of principal (whether a scheduled payment or a mandatory prepayment), interest or fees or releases any material guarantee or collateral without the consent of the participant (at least to the extent the participant would be affected by any such amendment, modification or waiver). In addition, many participation agreements with respect to Loans that provide voting rights to the participant further provide that if the participant does not vote in favor of amendments, modifications or waivers, the selling institution may repurchase such participation at par.

Non-Performing Loans Risk. The Fund’s investments are expected to include investments in non-performing and sub-performing loans which often involve workout negotiations, restructuring and the possibility of foreclosure. These processes are often lengthy and expensive. In addition, the Fund’s investments may include securities and debt obligations of financially distressed issuers, including companies involved in bankruptcy or other reorganization and liquidation proceedings. As a result, the Fund’s investments may be subject to additional bankruptcy related risks, and returns on such investments may not be realized for a considerable period of time. There can be no assurance as to the amount and timing of payments with respect to the loans.

Direct Lending Risk. To the extent the Fund is the sole lender in privately offered debt, it may be solely responsible for the expense of servicing that debt, including, if necessary, taking legal actions to foreclose on any security instrument securing the debt (e.g., the mortgage or, in the case of a mezzanine loan, the pledge). This may increase the risk and expense to the Fund compared to syndicated or publicly offered debt.

Direct Origination Risk. A portion of the Fund’s investments may be originated through the Co-Investment Program. The results of the Fund’s operations depend on several factors, including the availability of opportunities for the origination or acquisition of target investments, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets and economic conditions. Further, the Fund’s inability to raise capital and the risk of portfolio company defaults may materially and adversely affect the Fund’s investment originations, business, liquidity, financial condition, results of operations and its ability to make distributions to its shareholders. In addition, competition for originations of and investments in the Fund’s target investments may lead to the price of such assets increasing, which may further limit its ability to generate desired returns. Also, as a result of this competition, desirable investments in the Fund’s target investments may be limited in the future and the Fund may not be able to take advantage of attractive investment opportunities from time to time, as the Fund can provide no assurance that the Adviser and Sub-Adviser will be able to identify and make investments that are consistent with its investment objective.

Sourcing Investment Opportunities Risk. The Fund has not identified the potential investments for its portfolio that it will acquire. It cannot be certain that the Adviser and Sub-Adviser will be able to locate a sufficient number of suitable investment opportunities to allow the Fund to fully implement its investment strategy. In addition, privately negotiated investments in loans and illiquid securities of private middle-market companies require substantial due diligence and structuring, and the Fund may not be able to achieve its anticipated investment pace. These factors increase the uncertainty, and thus the risk, of investing in the Fund. To the extent the Fund is unable to deploy its capital, its investment income and, in turn, the results of its operations, will likely be materially adversely affected.

CLO Risk. In addition to the general risks associated with debt securities and structured products discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

CLO equity and junior debt securities that the Fund may acquire are subordinated to more senior tranches of CLO debt. CLO equity and junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs and structured notes. See “Tax Status” in the Fund’s SAI.

Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.

The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.

The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full. The Fund’s CLO investments and/or the underlying senior secured loans may prepay more quickly than expected, which could have an adverse impact on the Company’s net assets.

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Mezzanine Securities Risk. Most of the Fund’s mezzanine securities and other investments (if any) are expected to be unsecured and made in companies whose capital structures have significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the securities and other investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the portfolio company’s assets, some or all of such terms may not be part of particular investments. Mezzanine securities and other investments generally are subject to various risks including, without limitation: (i) a subsequent characterization of an investment as a “fraudulent conveyance”; (ii) the recovery as a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so-called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to collateral securing the obligations.

High Yield Debt Risk. A substantial portion of the high yield debt in which the Fund invests are rated below investment-grade by one or more nationally recognized statistical rating organizations or are unrated but of comparable credit quality to obligations rated below investment-grade, and have greater credit and liquidity risk than more highly rated debt obligations. Lower-rated securities may include securities that have the lowest rating or are in default. High yield debt is generally unsecured and may be subordinate to other obligations of the obligor. The lower rating of high yield debt reflects a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the obligor to make payment of principal and interest. Many issuers of high yield debt are highly leveraged, and their relatively high debt-to-equity ratios create increased risks that their operations might not generate sufficient cash flow to service their debt obligations. In addition, many issuers of high yield debt may be in poor financial condition, experiencing poor operating results, having substantial capital needs or negative net worth or be facing special competitive or product obsolescence problems, and may include companies involved in bankruptcy or other reorganizations or liquidation proceedings. Certain of these securities may not be publicly traded, and therefore it may be difficult to obtain information as to the true condition of the issuers. Overall declines in the below investment-grade bond and other markets may adversely affect such issuers by inhibiting their ability to refinance their debt at maturity. High yield debt is often less liquid than higher rated securities.

High yield debt is often issued in connection with leveraged acquisitions or recapitalizations in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. High yield debt has historically experienced greater default rates than has been the case for investment-grade securities. The Fund may also invest in equity securities issued by entities with unrated or below investment-grade debt.

High yield debt may also be in the form of zero-coupon or deferred interest bonds, which are bonds which are issued at a significant discount from face value. The original discount approximates the total amount of interest the bonds will accrue and compound over the period until maturity or the first interest accrual date at a rate of interest reflecting the market rate of the security at the time of issuance. While zero-coupon bonds do not require the periodic payment of interest, deferred interest bonds generally provide for a period of delay before the regular payment of interest begins. Such investments experience greater volatility in market value due to changes in the interest rates than bonds that provide for regular payments of interest.

Investing in lower-rated securities involves special risks in addition to the risks associated with investments in higher-rated fixed income securities, including a high degree of credit risk. Lower-rated securities may be regarded as predominately speculative with respect to the issuer’s continuing ability to meet principal and interest payments. Analysis of the creditworthiness of issuers/issues of lower-rated securities may be more complex than for issuers/issues of higher quality debt securities. Securities that are in the lowest rating category are considered to have extremely poor prospects of ever attaining any real investment standing, to have a current identifiable vulnerability to default and/or to be unlikely to have the capacity to pay interest and repay principal. The secondary markets on which lower-rated securities are traded may be less liquid than the market for higher grade securities. Less liquidity in the secondary trading markets could adversely affect and cause large fluctuations in the value of the Fund’s portfolio. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of lower-rated securities, especially in a thinly traded market.

The use of credit ratings as the sole method of evaluating lower-rated securities can involve certain risks. For example, credit ratings evaluate the safety of principal and interest payments, not the market value risk of lower-rated securities. Also, credit rating agencies may fail to change credit ratings in a timely fashion to reflect events since the security was rated.

Preferred Securities Risk. There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights. Interest rate risk is, in general, the risk that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed-income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed-income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed-income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Fixed-income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund. In addition, the Fund may invest in fixed-income and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic

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and competitive industry conditions than higher quality securities. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities with a conversion value that is the same as the value of the bond or preferred share have characteristics similar to common stocks. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, by the Fund will magnify the Fund’s gains or losses. The use of leverage via short selling and short positions in futures contracts will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund to have higher expenses (especially interest and/or short selling related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns on the Fund.

Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Equity Securities Risks. Equity securities are susceptible to general stock market fluctuations and to volatile increases and decreases in value. The equity securities held by the Fund may experience sudden, unpredictable drops in value or long periods of decline in value. This may occur because of factors affecting securities markets generally, the equity securities of a particular sector, or a particular company. When the values of equity securities decline, it could, in turn, adversely affect the value of the Fund investments, regardless of the performance or expected performance of companies in which the Fund invests.

Originated Investments Risks. The Fund may originate certain of its investments with the expectation of later syndicating a portion of such investment to third parties. Prior to such syndication, or if such syndication is not successful, the Fund’s exposure to the originated investment may exceed the exposure that the Adviser and Sub-Adviser intended to have over the long-term or would have had had it purchased such investment in the secondary market rather than originating it.

Private Investment Fund Risk. The Fund may invest in private investment funds, including “hedge funds,” which pursue alternative investment strategies. Certain investment instruments and techniques that a private fund may use are speculative and involve a high degree of risk. Because of the speculative nature of a private fund’s investments and trading strategies, the Fund may suffer a significant or complete loss of its invested capital in one or more private funds. A shareholder will also bear fees and expenses charged by the underlying funds in addition to the Fund’s direct fees and expenses. In addition, interests in a private fund may also be illiquid.

Valuation of Private Investments. While the valuation of the Fund’s publicly-traded securities are more readily ascertainable, the Fund’s ownership interest in private investments (including Private Corporate Debt Investments) are not publicly traded. The fair value of loans, securities and other investments that are not publicly traded may not be readily determinable, and the Fund will value these investments at fair value as determined in good faith by the Board, including to reflect significant events affecting the value of the Fund’s investments. Many of the Fund’s investments, including certain Private Corporate Debt Investments, will be classified as Level 3 under Topic 820 of the U.S. Financial Accounting Standards Board’s Accounting Standards Codification, as amended, Fair Value Measurements and Disclosures (“ASC Topic 820”). This means that the Fund’s portfolio valuations will be based on unobservable inputs and the Fund’s own assumptions about how market participants would price the asset or liability in question. The Fund expects that inputs into the determination of fair value of the Fund’s portfolio investments will require significant management judgment or estimation. Even if observable market data are available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. The Fund has retained the services of one or more independent service providers to review the valuations of these securities. The types of factors that the Board may take into account in determining the fair value of the Fund’s investments generally include, as appropriate, comparison to publicly-traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, the Fund’s determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The Fund’s net asset value could be adversely affected if the Board’s determinations regarding the fair value of the Fund’s investments were materially higher than the values that the Fund ultimately realizes upon the disposal of such securities.

Option Writing Risk. If a put or call option purchased by the Fund were permitted to expire without being sold or exercised, the Fund would lose the entire premium it paid for the option. The risk involved in writing a put option is that there could be a decrease in the market value of the underlying future, security, currency or other asset. If this occurred, the option could be exercised and the underlying future, security, currency or other asset would then be sold to the Fund at a higher price than its current market value. The risk involved in writing a call option is that there could be an increase in the market value of the underlying future, security, currency or other asset. If this occurred, the option could be exercised and the underlying future, security, currency or other asset would then be sold by the Fund at a lower price than its current market value.

Medium and Small Capitalization Company Risk. Some issuers of the Fund’s investments may be medium or small capitalization companies which may be newly formed or have limited product lines, distribution channels, and financial or managerial resources. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. The Fund does not maintain a policy limiting its ability to invest in medium or small capitalization companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies. Generally, securities of medium and small capitalization companies are more likely to experience sharper swings in market values, less liquid markets, in which it may be more difficult

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for the Advisor to sell at times and at prices that the Advisor believes appropriate, and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth, and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over-the-counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

Foreign Investment Risk. Foreign securities may be issued and traded in foreign currencies. As a result, changes in exchange rates between foreign currencies may affect their values in U.S. dollar terms. For example, if the value of the U.S. dollar goes up, compared to a foreign currency, a loan payable in that foreign currency will go down in value because it will be worth fewer U.S. dollars. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. The Fund may employ hedging techniques to minimize these risks, but the Fund can offer no assurance that the Fund will, in fact, hedge currency risk or, that if the Fund does, such strategies will be effective.

The political, economic, and social structure of some foreign countries may be less stable and more volatile than those in the United States. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. A government may take over assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for the Fund to vote proxies, exercise stockholder rights, and pursue legal remedies with respect to foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of the Fund’s investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and to take into account with respect to the Fund’s investments in foreign securities. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers may be less than in the United States. The procedures and rules governing foreign transactions and custody (holding of the Fund’s assets) may involve delays in payment, delivery or recovery of money or investments. Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies, and some countries may lack uniform accounting and auditing standards. Thus, there may be less information publicly available about foreign companies than about most U.S. companies. Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Fund may at times be unable to sell foreign securities at favorable prices. Dividend and interest income from foreign securities may be subject to withholding taxes by the country in which the issuer is located, and the Fund may not be able to pass through to its shareholders foreign tax credits or deductions with respect to these taxes.

Tax Risk. Certain of the Fund’s portfolio holdings, including NPLs, may be subject to special tax rules, the effect of which may have adverse tax consequences for the Fund. By investing in NPLs indirectly through the NPL Subsidiary, the Fund intends to obtain exposure to the NPL market within the U.S. federal tax requirements that apply to the Fund. However, because the NPL Subsidiary is a controlled foreign corporation, any income received from its investments will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains. Additionally, in September 2016, the Internal Revenue Service (“IRS”) issued proposed regulations that, if finalized in proposed form, would provide that the income that the Fund derives from its investment in the NPL Subsidiary in any taxable year would only be treated as “qualifying income” for purposes of the 90% gross income requirement of Subchapter M to the extent that the NPL Subsidiary makes certain dividend distributions to the Fund out of the NPL Subsidiary’s earnings and profits for that same taxable year. Therefore, the NPL Subsidiary will, no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the NPL Subsidiary, in an amount approximately equal to the total amount of “Subpart F” income (as defined in Section 951 of the Code) generated by or expected to be generated by the NPL Subsidiary’s investments during the fiscal year. If the NPL Subsidiary were to fail to make sufficient dividend distributions to the Fund in accordance with the provisions of the proposed regulations, all or a portion of the income from the Fund’s investment in the NPL Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years. In such event, the Fund’s Board of Trustees would consider what action to take in the best interests of shareholders.

Cybersecurity Risk. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer such losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.

Possible Risk of Conflicts

Allocation of Investment Opportunities Risk. The Sub-Adviser may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited (e.g., in local and emerging markets, high yield securities, fixed income securities, regulated industries, small capitalization and initial public offerings/new issues) or where the liquidity of such investment opportunities is limited. From time to time and as required by applicable law or otherwise required under the terms of its exemptive relief, the Sub-Adviser may determine to refer certain conflicts of interest to Bain Capital’s Allocation Committee (the “Allocation Committee”), comprised of senior Bain Capital personnel, for review and resolution, particularly in situations where the Sub-Adviser and other affiliated investment advisers are unable to resolve such conflicts. Similarly, the Allocation Committee may in its sole discretion determine to review and make determinations regarding certain conflicts of interest.

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The Sub-Adviser does not receive performance-based compensation in respect of its investment management activities on behalf of the Fund, but may simultaneously manage other investment vehicles or accounts for which the Sub-Adviser receives greater fees or other compensation (including performance-based fees or allocations) than they receive in respect of the Fund. The simultaneous management of other investment vehicles or accounts that pay greater fees or other compensation than the Fund may create a conflict of interest as the Sub-Adviser may have an incentive to favor accounts with the potential to receive greater fees. For instance, the Sub-Adviser may be faced with a conflict of interest when allocating scarce investment opportunities given the possibly greater fees from accounts that pay performance-based fees. To address these types of conflicts, the Sub-Adviser has adopted policies and procedures under which it will allocate investment opportunities in a manner that it believes is consistent with their obligations as investment advisers. However, the amount, timing, structuring or terms of an investment by the Fund may differ from, and performance may be lower than, the investments and performance of other investment vehicles or accounts.

Conflict of Interest Created by Valuation Process for Certain Portfolio Holdings. The Fund expects to make certain of its portfolio investments in the form of loans and securities that are not publicly traded and for which no market based price quotation is available. As a result, the Board will determine the fair value of these loans and securities in good faith. In connection with that determination, investment professionals from the Adviser and Sub-Adviser may provide the Board with valuations based upon the most recent portfolio company financial statements available and projected financial results of each portfolio company. While the valuation for certain private investments that do not have a readily available market quotation will be reviewed by an independent valuation firm at least quarterly, the ultimate determination of fair value will be made by the Board and not by such third-party valuation firm. With regard to NPLs, such investments will be valued in accordance with the valuation procedures adopted by the Fund and will not be reviewed by an independent valuation firm. In addition, each of the interested members of the Board has a pecuniary interest in the Adviser. The participation of the Adviser’s investment professionals in the Fund’s valuation process, and the pecuniary interest in the Adviser by certain members of the Board, could result in a conflict of interest as the Adviser’s management fee is based, in part, on the value of the Fund’s assets.

Conflicts of Interest Related to Direct Origination. In the ordinary course of business, the Fund may enter into transactions with portfolio companies that may be considered related party transactions. In order to ensure that the Fund does not engage in any prohibited transactions with any persons affiliated with the Fund, it has implemented certain written policies and procedures whereby the Fund’s executive officers screen each of the Fund’s transactions for any possible affiliations between the proposed portfolio investment and the Fund, companies controlled by the Fund or its executive officers and directors. The Fund will not enter into any agreements unless and until it is satisfied that doing so will not raise concerns under the 1940 Act or, if such concerns exist, it has taken appropriate actions to seek review and approval by the Board or exemptive relief for such transaction. The Board will review these procedures on a periodic basis and approve any transaction relying on exemptive relief. On March 22, 2018, the Fund was granted a SEC exemptive order, which grants the Fund exemptive relief permitting the Fund, subject to the satisfaction of specific conditions and requirements, to participate in the Co-Investment Program.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board is comprised of five trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

Investment Adviser

Griffin Capital Credit Advisor, LLC, located at Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a Delaware limited liability company formed in 2016, for the purpose of advising the Fund. The Adviser is indirectly controlled by Griffin Capital Company, LLC, a Delaware limited liability company, which is controlled by Kevin Shields because he controls more than 25% of the voting interests of Griffin Capital Company, LLC as of the date of this prospectus.

Under the general supervision of the Fund’s Board, the Adviser carries out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, determine which securities should be purchased, sold or exchanged, which may be delegated to the Sub-Adviser as described in this Prospectus. In addition, the Adviser supervises and provides oversight of the Fund’s service providers. The Adviser furnishes to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser compensates all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.85% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

A discussion regarding the basis for the Boards’ approval of the Fund’s Investment Advisory Agreement is available in the Fund’s semi-annual report to shareholders for fiscal period ending June 30, 2017.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb all operating expenses of the Fund attributable to Class F shares (including offering expenses, taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.85% per annum of the Fund’s average daily net assets attributable to Class F shares (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses paid not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect until the Board approves its modification or termination.

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Shareholders will also pay a pro rata share of asset-based and performance fees associated with the Underlying Funds.

Adviser’s Investment Committee

The Adviser has established an Investment Committee comprised of seven persons (the “Committee”) responsible for: setting overall investment policies and strategies of the Adviser; approval of certain Private Corporate Debt Investments being considered for investment by the Fund; establishing allocation targets for the investment portfolio of the Fund among the investments in which the Fund invests; and generally overseeing the activities of the Portfolio Managers (see below).

The members of the Committee, and their professional background and experience, are as follows:

Kevin A. Shields — Mr. Shields is the Chief Executive Officer and is a Principal of the Adviser, a position he has held since its inception in 2017. Mr. Shields also serves as the Fund’s President and a member of the Board of Trustees, positions he has held since the Fund’s formation. Mr. Shields is also Chairman and Chief Executive Officer of Griffin Capital, which he founded in 1995, and is the Chairman of our exclusive wholesale marketing agent, Griffin Capital Securities, LLC and controls the Adviser through his ownership of Griffin Capital. Griffin Capital, through a wholly-owned subsidiary, owns Griffin Capital Securities, LLC. Mr. Shields also is the Chief Executive Officer and a Principal of Griffin Capital Credit Advisor, LLC, a position he has held since its inception in 2017. Mr. Shields also serves as the Chief Executive Officer of Griffin Capital Advisor, LLC, a position he has held since its inception in 2014, and as a Trustee of the Board of Trustees of Griffin Institutional Access Real Estate Fund (“GIREX”), a position he has held since its inception in 2014. Mr. Shields also currently serves as Chairman of the board of directors of Griffin Capital Essential Asset REIT II, Inc. (“Griffin REIT II”), a public non-traded REIT formerly sponsored by Griffin Capital, a position he has held since the company’s formation in 2013. He previously served as Chief Executive Officer (2008-2018), Executive Chairman (2018-2019) and Chairman of the Board of Directors of Griffin Capital Essential Asset REIT Inc. from 2008-2019 until that company merged with Griffin REIT II on April 30, 2019. He also serves as a non-voting special observer of the board of directors and member of the investment committee of Griffin-American Healthcare REIT III, Inc. and Griffin-American Healthcare REIT IV, Inc., public non-traded REITs co-sponsored by Griffin Capital. Before founding Griffin Capital, from 1993 to 1994, Mr. Shields was a Senior Vice President and head of the Structured Real Estate Finance Group at Jefferies & Company, Inc., a Los Angeles-based investment bank. During his tenure at Jefferies, Mr. Shields focused on originating structured lease bond product with a particular emphasis on sub-investment grade lessees. While there, he consummated the first securitized forward lease bond financing for a sub-investment grade credit tenant. From 1992 to 1993, Mr. Shields was the President and Principal of Terrarius Incorporated, a firm engaged in the restructuring of real estate debt and equity on behalf of financial institutions, corporations, partnerships and developers. Prior to founding Terrarius, from 1986 to 1992, Mr. Shields served as a Vice President in the Real Estate Finance Department of Salomon Brothers Inc. in both New York and Los Angeles. During his tenure at Salomon, Mr. Shields initiated, negotiated, drafted and closed engagement, purchase and sale and finance agreements. Mr. Shields holds a J.D. degree, an MBA, and a B.S. degree in Finance and Real Estate from the University of California at Berkeley.

Randy I. Anderson Ph.D., CRE — Dr. Anderson serves as Chief Investment Officer and is a Principal of the Adviser, a position he has held since its inception in 2017, and as Chairman of the Board of Trustees, a position he has held since the Fund’s formation. Additionally, Dr. Anderson serves as the Chief Economist of Griffin Capital, a position he has held since joining Griffin Capital, in 2014. In addition, Dr. Anderson serves as President of Griffin Capital Asset Management Company, LLC, and has held such position since September 2015.

Dr. Anderson also serves as the Chief Investment Officer of Griffin Capital Advisor, LLC, a position he has held since its inception in 2014, and as Chairman of the Board of Trustees of GIREX, a position he has held since its inception in 2014. Dr. Anderson has served as the Dean’s Adjunct Professor of Real Estate Capital Markets at Florida Atlantic University since 2019. From 2012-2013, Dr. Anderson held several senior executive positions at Bluerock Real Estate LLC, including founding partner of the Bluerock Total Income+ Real Estate Fund, where he was the portfolio manager. Dr. Anderson served as the Howard Phillips Eminent Scholar Chair and Professor of Real Estate at the University of Central Florida from 2008 through 2013, where he was responsible for growing the real estate program, including the establishment of the Professional MS in Real Estate. While at the University of Central Florida, Dr. Anderson was a member of the University Foundation Investment Sub-Committee which provides investment advice for the endowment, was the academic member of the Florida Association of Realtors Education Foundation Advisory Board and was an ex-officio board member of the Central Florida Commercial Association of Realtors. In 2007, Dr. Anderson was President, Chief Executive Officer, and founding partner of Franklin Square Capital Partners, where he helped establish, strategically organize, and capitalize the firm. From 2005 through 2007, Dr. Anderson also served as Chief Economist for CNL Financial Group as well as Divisional President for CNL Real Estate Advisors. Prior to CNL, Dr. Anderson was the Chief Economist and Director of Research for the Marcus and Millichap Company from 2002 through 2005 and Vice President of Research at Prudential Real Estate Advisors from 2001 through 2002.

Dr. Anderson is a former co-editor of the Journal of Real Estate Portfolio Management and the Journal of Real Estate Literature. Dr. Anderson received the Kinnard Young Scholar Award from the American Real Estate Society, an award which recognizes outstanding real estate scholarship for young academics, served as the Executive Director for the American Real Estate Society, was named a Homer Hoyt Fellow and a NAIOP Distinguished Fellow, and has been invited to guest lecture at leading global universities. Dr. Anderson received his B.A. in Finance from North Central College in 1991 as a Presidential Scholar and holds a Ph.D. in Finance as a Presidential Fellow from the University of Alabama, where he graduated with highest distinction in 1996.

David C. Rupert — Mr. Rupert has served as a member of the Investment Committee of the Adviser since its inception in 2017. Mr. Rupert has also served as a member of the Investment Committee of Griffin Capital Advisor, LLC since its inception in 2014. Mr. Rupert has also served as the President of Griffin Capital Company, LLC since 2010, and served as Chief Operating Officer of Griffin Capital Company, LLC from 2000 to 2008. Mr. Rupert also served as Chief Executive Officer of GC-BDC, a position he held from 2014 until 2017. Mr. Rupert served as Executive Vice President of Griffin Capital Essential Asset REIT II, Inc. from 2013-2019. Mr. Rupert also previously served as President and Executive Vice President of Griffin Capital Essential Asset REIT, Inc. from 2012 through 2015, and 2015 through 2018, respectively. In addition, Mr. Rupert serves as Vice President of Phillips Edison Grocery Center REIT III, Inc., a position he has held since 2016. Mr. Rupert’s 30 years of commercial real estate and finance experience includes over $9 billion of transactions executed on four continents: North America, Europe, Asia and Australia. From July 2009 to August 2010, Mr. Rupert co-headed an opportunistic hotel fund in partnership with The Olympia Companies, a hotel owner-operator with more than 800 employees, headquartered in Portland, Maine. From March 2008 through June 2009 Mr. Rupert was a partner in a private equity firm focused on Eastern Europe, in particular extended stay hotel and multifamily residential development, and large scale agribusiness in Ukraine. From 1999-2000, Mr. Rupert served as President of CB5, a real estate and restaurant development company that worked closely with

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the W Hotel division of Starwood Hotels. From 1997-1998 Mr. Rupert provided consulting services in the U.S. and UK to Lowe Enterprises, a Los Angeles-headquartered institutional real estate management firm. From 1986-1996, Mr. Rupert was employed at Salomon Brothers in New York, where he served in various capacities, including the head of REIT underwriting, and provided advice, raised debt and equity capital and provided brokerage and other services for leading public and private real estate institutions and entrepreneurs. Since 1984, Mr. Rupert has served on the Advisory Board to Cornell University’s Endowment for Real Estate Investments, and in August 2010 Mr. Rupert was appointed Co-Chairman of this Board. For more than 15 years, Mr. Rupert has lectured in graduate-level real estate and real estate finance courses in Cornell’s masters-level Program in Real Estate, where he is a founding Board Member. Mr. Rupert received his B.A. degree from Cornell in 1979 and his MBA from Harvard in 1986.

Howard S. Hirsch — Mr. Hirsch has served as a member of the Investment Committee of the Adviser since its inception in 2017. He also serves as Vice President and Secretary of the Adviser. In addition, Mr. Hirsch serves as Vice President and Secretary of Griffin Capital Advisor, LLC, positions he has held since its inception in 2014. Mr. Hirsch served as Vice President and Secretary of GC-BDC, positions he held from 2014 to 2017. Mr. Hirsch is Chief Legal Officer and Secretary of Griffin REIT II, positions he has held since April 2019, and was Vice President and Secretary of Griffin REIT II from June 2014-2019. Mr. Hirsch was also Chief Legal Officer and Secretary of GCEAR, from December 2018 - April 2019 and Vice President and Assistant Secretary from June 2014-December 2018. Mr. Hirsch previously served as Vice President and General Counsel - Securities of Griffin Capital Company, LLC, positions he held from June 2014 to December 2018. Mr. Hirsch is responsible for overseeing all legal matters and oversees product offerings and corporate, legal, securities, due diligence and compliance matters for the public companies and affiliated entities sponsored by Griffin Capital Company, LLC. Mr. Hirsch is an ex-officio member of Griffin Capital Company, LLC’s executive management team. Prior to joining Griffin Capital Company, LLC in June 2014, Mr. Hirsch was a shareholder at the law firm of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC in Atlanta, Georgia. From July 2007 through the time he joined Baker Donelson in April 2009, Mr. Hirsch was counsel at the law firm of Bryan Cave LLP in Atlanta, Georgia. Prior to joining Bryan Cave LLP, from July 1999 through July 2007, Mr. Hirsch worked at the law firm of Holland and Knight LLP in Atlanta, Georgia, where he was an associate and then a partner. Mr. Hirsch has approximately 20 years of experience in public securities offerings, SEC reporting, corporate and securities compliance matters, and private placements. He previously handled securities, transactional and general corporate matters for various publicly-traded and non-traded REITs. Mr. Hirsch’s experience also includes registrations under the Securities Act of 1933, reporting under the Exchange Act of 1934, and advising boards of directors and the various committees of public companies. He has counseled public companies on corporate governance best practices and compliance matters, and has represented issuers on SEC, FINRA, and “Blue Sky” regulatory matters in connection with registrations of public offerings of non-traded REITs and real estate partnerships. He also has experience representing broker dealers on various FINRA compliance matters. Mr. Hirsch earned his B.S. from Indiana University and his J.D. from The John Marshall Law School in Chicago, Illinois.

Spencer Propper — Mr. Propper serves as Vice President and is a Principal of the Adviser. Additionally, Mr. Propper serves as Managing Director of Griffin Capital Company, LLC, a position he has held since joining Griffin Capital Company, LLC in 2014. In addition, Mr. Propper serves as Vice President and Principal of Griffin Capital Advisor, LLC, a position he has held since its inception in 2014, and as Associate Portfolio Manager of GIREX, a position he has held since its inception in 2014. Previously, Mr. Propper was a Director at Lakemont Group, a boutique real estate investment banking and consulting firm. Within this role Mr. Propper provided portfolio management services to the Bluerock Total Income Plus Real Estate Fund. Additionally, at the Lakemont Group, Mr. Propper was responsible for overseeing projects for a variety of clients including pension funds, private equity firms and publicly traded real estate companies and specialized in structured finance, market analysis and strategic due diligence. Mr. Propper holds a Master of Business Administration and Bachelor of Science in Finance and Real Estate from the University of Central Florida.

Joseph E. Miller — Mr. Miller serves as Chief Financial Officer of the Adviser and Treasurer of the Fund. Mr. Miller is the Treasurer of GIREX, and the Chief Financial Officer of GIREX’s adviser, Griffin Capital Advisor, LLC, and has held these positions since June 2014. In addition, Mr. Miller is Griffin Capital’s Chief Financial Officer and Chief Operating Officer, positions he has held since February 2007 and June 2017, respectively, where he is responsible for all of Griffin Capital’s accounting, finance, information technology systems and human resources functions. Mr. Miller has 25 years of real estate experience in public accounting and real estate investment firms. Prior to joining our sponsor, from 2001 to January 2007, Mr. Miller served as the Vice President and Corporate Controller, and later the Senior Vice President of Business Operations, for PS Business Parks, a publicly-traded REIT. At PS Business Parks, Mr. Miller was initially responsible for SEC filings, property-level accounting, and all financial reporting. Upon assuming the role of Senior Vice President of Business Operations, Mr. Miller was responsible for the financial operations of the real estate portfolio, policies and procedures of the organization, and information technology systems. From 1997 to 2001, Mr. Miller was the Corporate Controller for Maguire Properties, formerly Maguire Partners, where he was responsible for the accounting operations, treasury functions, and information technology systems. Before joining Maguire, from 1994 to 1997, Mr. Miller was an audit manager with Ernst & Young LLP where he was responsible for attestation engagements for financial services and real estate companies, and he also worked on initial public offering teams for real estate investment companies going public. Mr. Miller also worked with KPMG, where he became a certified public accountant. Mr. Miller received a B.S. in Business Administration, Accounting from California State University, Northridge, and an M.B.A. from the University of Southern California.

Muhammad Gazi, CFA –Mr. Gazi joined in 2018 and serves as a Vice President, Product Specialist for Griffin Capital Company, LLC. Mr. Gazi is a member of the Adviser’s Investment Committee and is responsible for the Adviser’s product placement and strategy development. Previously, Mr. Gazi was a senior credit strategist at PIMCO, focusing on PIMCO’s Global Credit Alternatives Strategies and Private Credit Opportunities. He was the lead associate for a $5 billion alternative credit platform and was responsible for product development, marketing, and servicing of credit strategies. He served as a key point of contact for all institutional and high net worth clients for PIMCO’s flagship credit hedge fund and maintained a high degree of credit investment product and market knowledge. Prior, he was a CIO associate on the PIMCO Total Return portfolio management team working alongside PIMCO’s Chief Investment Officer on the Total Return Fund and Absolute return strategies. He was responsible for generating trade ideas, investment recommendations and managing dispersion across credit mandates. Prior to PIMCO, he worked at Prudential Financial as an FSA, focusing on retirement investments for high net worth individuals. He has 12 years of investment experience and holds a degree in commerce and finance from Rotman School of Management at the University of Toronto.

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Investment Sub-Adviser

The Adviser has engaged BCSF Advisors, LP, an investment adviser registered with the SEC under the Advisers Act, to provide ongoing research, opinions and recommendations regarding the Fund’s investment portfolio. BCSF is an affiliate of Bain Capital Credit. Bain Capital Credit was formed in 1998 as the credit investing arm of Bain Capital, one of the world’s premier alternative investment firms, with approximately $105 billion in assets under management as of September 30, 2018. BCSF has entered into a resource sharing agreement with Bain Capital Credit, pursuant to which Bain Capital Credit will provide BCSF with experienced investment professionals and access to the resources of Bain Capital Credit. Bain Capital Credit invests across the full spectrum of credit strategies, including leveraged loans, high-yield bonds, distressed debt, direct lending, structured products, NPLs and equities. With offices in Boston, Chicago, New York, London, Dublin, Hong Kong, Sydney, Madrid, Guangzhou, Seoul, and Melbourne, Bain Capital Credit and its subsidiaries have a global footprint with approximately $39 billion in assets under management as of January 1, 2019. The Fund will reimburse the Sub-Adviser for certain expenses related to identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling), refinancing or restructuring of investment opportunities for the Fund.

Portfolio Manager

Subject to the Committee’s oversight, Andrew Carlino, Nate Whittier, Michael Ewald and Alon Avner serve as the Fund’s portfolio managers (“Portfolio Managers”). Mr. Carlino, and Mr. Whittier are primarily responsible for overseeing the day to day investment operations of the Fund.

Andrew Carlino — Mr. Carlino joined Bain Capital Credit in 2002. He is a Managing Director and Portfolio Manager in Liquid Credit. Prior to his current role, Mr. Carlino was responsible for investments in the Airlines, Aerospace & Defense, and Homebuilding & Building Product sectors. Previously, Mr. Carlino was a consultant for The Boston Consulting Group where he worked on engagements in the Healthcare, Software and Retail Banking sectors. He also spent five years in the US Air Force as an intelligence officer. Mr. Carlino received an M.B.A. from The University of Chicago Booth Graduate School of Business and a B.S. from the United States Air Force Academy.

Nate Whittier — Mr. Whittier joined Bain Capital Credit in 2013. He is a Director and Portfolio Manager in Liquid Credit based in Bain Capital Credit’s Boston office. He is also responsible for risk management and portfolio analytics across the firm’s strategies. Previously, Mr. Whittier worked in the Global Portfolio Solutions Group of the Asset Management Division of Goldman Sachs. Mr. Whittier received a B.Sc. in Computer Science and Finance from Northeastern University.

Michael A. Ewald — Mr. Ewald joined Bain Capital Credit in 1998. He is a Managing Director, Global Head of the Private Credit Group, Portfolio Manager for the Middle Market Credit and Senior Direct Lending strategies and a Credit Committee member. He also serves as President and CEO of Bain Capital Specialty Finance, Inc., a registered business development company. He is based in Bain Capital Credit’s Boston office. Previously, Mr. Ewald was an Associate Consultant at Bain & Company and an analyst at Credit Suisse First Boston in the Regulated Industries group. Mr. Ewald received an M.B.A. from the Amos Tuck School of Business at Dartmouth College and a B.A. from Tufts University.

Alon Avner — Mr. Avner joined Bain Capital Credit in 2006. He has been the Head of Bain Capital Credit Europe since 2009 and is a Managing Director in Distressed and Special Situations and a Credit Committee member based in Bain Capital Credit’s London office. Between 2006 and 2009, Mr. Avner was responsible for Bain Capital Credit’s European Telecom and Media investments. Previously, Mr. Avner was a Manager at Bain & Company. In addition, he worked in operations and marketing roles at Comverse Technology and Creo/Scitex. Mr. Avner received an M.B.A. from INSEAD and a B.Sc. from Tel Aviv University.

The Statement of Additional Information provides additional information about the Portfolio Managers’ compensation, other accounts managed and ownership of Fund shares.

Administrator and Accounting Agent

ALPS Fund Services, Inc. (“ALPS”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as Administrator and Accounting Agent. For its services as Administrator and Accounting Agent, the Fund pays ALPS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

Transfer Agent

DST Systems, Inc., located at 333 W. 11th Street, Kansas City, Missouri 64105, serves as Transfer Agent.

Custodian

The Bank of New York Mellon Trust Company, National Association (the “Custodian”), located at 601 Travis Street, 16th Floor, Houston, Texas 77002, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, the Custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.

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ALPS is obligated to pay expenses associated with providing the services contemplated by a Fund Services Administration Agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. DST is obligated to pay expenses associated with providing the services contemplated by a Transfer Agency Agreement, including compensation for its officers and employees providing transfer agent services to the Fund.

The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and Transfer Agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) distribution and shareholder servicing fees, (xiii) investment-related expenses, incurred in connection with identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling), refinancing or restructuring investments, whether or not completed, including fees and other compensation payable to third parties in connection therewith and travel expenses incurred by the Sub-Adviser or its affiliates incurred in connection with the Fund’s affairs, and (xiv) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares. The Fund will reimburse the Sub-Adviser for certain expenses related to identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling), refinancing or restructuring of investment opportunities for the Fund.

The Fund paid organizational costs and offering expenses incurred with respect to the offering of its shares from the proceeds of the offering. For tax purposes, offering costs cannot be deducted by the Fund or the Fund’s shareholders. Therefore, for tax purposes, the expenses incident to the offering will be deferred and amortized to expense over a 12 month period, such that deferred offering costs will be zero at the completion of the first year of operations, and expenses incident to the issuance of shares by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

The Investment Advisory Agreement authorizes the Adviser or its delegate to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who beneficially owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of April 1, 2019, no entity or person beneficially owned 25% or more of the outstanding Class F shares of the Fund.

DETERMINATION OF NET ASSET VALUE

The net asset value of shares of the Fund is determined daily, as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern time). Each Class F share will be offered at net asset value. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the net asset value of the shares. In computing net asset value, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations from independent pricing services approved by the Board.

The Fund’s net asset value per share is calculated, on a class-specific basis, by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund, less the Fund’s other liabilities by the total number of shares outstanding.

The Board will determine in good faith, the fair value of securities for which market quotations are not readily available. For securities that are fair valued in ordinary course of Fund operations, the Board, has delegated the day to day responsibility for determining fair valuation to the Fair Value Pricing Committee in accordance with the policies approved by the Trustees. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. Like all investments that are valued at fair value, certain Private Corporate Debt Investments will be difficult to value. With respect to certain Private Corporate Debt Investments, the Adviser has engaged independent third-party valuation specialists to assist the Fair Value Pricing Committee in valuing such securities in certain circumstances where a market price is not readily available. There is no single standard for determining fair value of a security. Likewise, there can be no assurance that the Fund will be able to purchase or sell a portfolio security at the fair value price used to calculate a Fund’s NAV. Rather, in determining the fair value of a security for which there are no readily available market quotations, the Adviser and Sub-Adviser, together with the Fair Value Pricing Committee, may consider several factors as relevant, including but not limited to: (1) evaluation of all relevant factors, including but not limited to, pricing history, current market level, supply and demand of the respective security; (2) comparison to the values, yields, and current pricing of securities that have comparable characteristics; (3) knowledge of current and historical market information with respect to the security; (4) other factors relevant to the security which would include, but not be limited to, duration, yield, fundamental analytical data, including enterprise value of a portfolio company, relevant credit market indices, and credit quality. The Adviser and Sub-Adviser may also consider periodic financial statements (audited and unaudited) or other information provided by the issuer

Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of net asset value materially have affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s net asset value may change at times when it is not possible to purchase or sell shares of the Fund.

For purposes of determining the net asset value of the Fund, readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and ask prices on such day. If no bid or ask prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Board shall determine in good faith to reflect its fair market value. Readily marketable securities not

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listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on NASDAQ are valued at NASDAQ official closing price.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and ask prices as reported by NASDAQ or, in the case of securities not reported by NASDAQ or a comparable source, as the Board deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board believes reflect most closely the value of such securities.

The Adviser will provide the Board with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any. To the extent deemed necessary by the Adviser, the Fair Value Pricing Committee will review any securities valued by the Adviser in accordance with the Fund’s valuation policies.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The Sub-Adviser has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. In addition, certain conflicts of interest may arise from the Sub-Adviser’s arrangements with affiliated investment advisers. On March 22, 2018, the Fund was granted an SEC exemptive order, which grants the Fund exemptive relief permitting the Fund, subject to the satisfaction of specific conditions and requirements, to participate in the Co-Investment Program. Through the Co-Investment Program, the Sub-Adviser will originate investments for the Fund, primarily SDLs and NPLs. The Fund and the portfolio managers who are affiliated with the Sub-Adviser will face conflicts in the allocation of investment opportunities among the Fund and the investment funds, accounts and investment vehicles managed by affiliates of the Sub-Adviser.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at net asset value no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares for each share class that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Notice to Shareholders

No less than 21 days and more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

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Repurchase Price

The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-888-926-2688 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s net asset value.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

Distribution Policy

The Fund intends to accrue dividends daily (Saturdays, Sundays and holidays included) and to distribute as of the last business day of each quarter. If a quarter begins on a Saturday, Sunday, or holiday, dividends for those days are accrued and distributed at the end of the preceding quarter. Income dividends begin accruing the day after a purchase is processed by the Fund or its agents. If shares are redeemed, you will receive all dividends accrued through the day the redemption is processed by the Fund or its agents. Distributions of net capital gains are

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normally accrued and distributed in December. The Fund’s distributions will vary based on the performance of its underlying holdings. The distributions may be modified by the Board from time to time. If necessary, dividends and net capital gains may be distributed at other times as well. If, for any quarterly distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital distributed from the Fund’s assets. To the extent that quarterly distributions are a return of capital to shareholders, these are not dividends and are simply a return of the amounts that shareholders invested. Although such distributions are not currently taxable, such distributions will have the effect of lowering a shareholder’s tax basis in the shares which will result in a higher tax liability when the shares are sold, even if they have not increased in value, or, in fact, have lost value. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets). This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board. If the Fund’s investments are delayed, the initial distribution may consist principally of a return of capital.

Distributions, other than daily income dividends, are paid to shareholders as of the record date of a distribution of the Fund, regardless of how long the shares have been held. Undistributed income and net capital gains are included in the Fund’s NAV. You should be aware that distributions from a taxable mutual fund do not increase the value of your investment and may create income tax obligations.

Unless the registered owner of shares elects to receive cash, all dividends distributed on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each quarter. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Please refer to the Fund’s most recent Section 19(a) notice, if applicable, at www.griffincapital.com or the Fund’s semi-annual or annual reports filed with the SEC for the sources of distributions. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

Distributions are made at the class level, so they may vary from class to class within the Fund. The Board reserves the right to change the quarterly distribution policy from time to time.

DIVIDEND REINVESTMENT POLICY

The Fund will operate under a dividend reinvestment policy administered by DST Systems, Inc. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Transfer Agent in writing at Griffin Institutional Access Credit Fund, c/o DST Systems, Inc., 430 W 7th St, Kansas City, MO 64105-1407. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s net asset value per share.

The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Transfer Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without

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limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Transfer Agent at Griffin Institutional Access Credit Fund, c/o DST Systems, Inc., 430 W 7th St, Kansas City, MO 64105-1407. Certain transactions can be performed by calling the toll free number 1-888-926-2688.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, is intended for U.S. shareholders, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state, local, or foreign tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. Shareholders will not be subject to the alternative minimum tax.

Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

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DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on April 5, 2016. The Fund’s Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares, subject to a $1 billion limit on the Fund. The Fund does not intend to hold annual meetings of its shareholders.

The Fund currently offers five different classes of shares: Class A, Class C, Class I, Class F, and Class L shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class may be different. The fees and expenses for the Class F shares of the Fund are set forth in “Summary of Fund Expenses”. Further, the quarterly distributions paid to shareholders, if any, will vary for each share class based on different expenses for such classes. Certain share class details are set forth in “Plan of Distribution”.

The following table shows the amounts of Fund shares that have been authorized and are outstanding as of April 1, 2019:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Class A Shares	Unlimited	None	1,533,777
Class C Shares	Unlimited	None	1,028,157
Class I Shares	Unlimited	None	5,677,496
Class F Shares	Unlimited	None	1,098,609
Class L Shares	Unlimited	None	99,788

Shares

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Transfer Agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. DST will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

Other Classes of Shares. The Fund offers Class A, Class C, Class I and Class L shares by separate prospectuses. Class A and Class C shares are subject to lower investment minimums, but are subject to sales charges, shareholders servicing fees, and distribution fees (Class C Shares only). Class I shares are not subject to sales charges, shareholders servicing fees, and distribution fees, but are subject to higher investment minimums. Class L shares are subject to sales charges, shareholders servicing fees and distribution fees and are offered only through certain platforms. Class F shares are available solely to shareholders of Griffin Capital BDC Corp. at the time of the reorganization of GC-BDC into the Fund. Class F shares are not otherwise available or being offered to the general public.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

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PLAN OF DISTRIBUTION

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Distributor is an affiliate of the Administrator. The Fund’s Class F shares are offered for sale through the Distributor at net asset value. In reliance on Rule 415, the Fund intends to offer to sell up to $1 billion of its shares, on a continual basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to solicit orders for the purchase of the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. Class F shares are not currently subject to a Distribution Fee.

The Distributor has entered into a “wholesale marketing” agreement with Griffin Capital Securities, LLC (“Griffin Capital Securities”), a registered broker-dealer and an affiliate of the Adviser. Pursuant to the terms of the wholesale marketing agreement, Griffin Capital Securities seeks to market and otherwise promote the Fund through various “wholesale” distribution channels, including but not limited to; regional and independent retail broker-dealers.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources, may pay additional compensation to financial intermediaries in connection with the sale and servicing of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to financial intermediaries’ registered representatives, placement on a list of investment options offered by a financial intermediary, or the ability to assist in training and educating the financial intermediaries. The Additional Compensation may differ among financial intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the financial intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling financial intermediary may create potential conflicts of interest between an investor and its financial intermediary who is recommending the Fund over other potential investments. Additionally, the Fund may pay a servicing fee to the intermediaries for providing ongoing services in respect of shareholders of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Adviser may reasonably request.

The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, perform services for the Adviser and its affiliates in the ordinary course of business.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Griffin Institutional Access Credit Fund to:

Griffin Institutional Access Credit Fund
c/o DST Systems, Inc.
430 W 7th St
Kansas City, MO 64105-1407

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, postdated on-line bill pay checks, or any conditional purchase order or payment.

The Transfer Agent will charge a $5.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

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By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-888-926-2688 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
Credit: DST Systems, Inc.
Account #: (number provided by calling toll-free number above)
Further Credit:
Griffin Institutional Access Credit Fund
(shareholder registration)
(shareholder account number)

By Wire — Subsequent Investments

Before sending a wire, investors must contact DST to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund at 1-888-926-2688 for more information about the Fund’s Automatic Investment Plan.

By Telephone

Investors may purchase additional shares of the Fund by calling 1-888-926-2688. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, DST Systems, Inc. will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call DST Systems, Inc. at 1-888-926-2688 for additional assistance when completing an application.

If DST does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

Purchase Terms

There is no minimum initial purchase for Class F shares. Class F shares are available solely to investors who were stockholders of GC BDC at the time of the reorganization of GC BDC into the Fund. Class F shares are not otherwise available or being offered to the general public. The Fund’s Class F shares are available solely to such investors through its Distributor at net asset value. The price of the shares during the Fund’s continuous offering will fluctuate over time with the net asset value of the shares.

Share Class Considerations

When selecting a share class, you should consider the following:

●	which share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the shares; and

●	total costs and expenses associated with a particular share class.

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Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Class F Shares

Class F shares will be sold at the prevailing NAV per Class F share and are not subject to any upfront sales charge. The Class F shares are not subject to a Distribution Fee, shareholder servicing fees, or contingent deferred sales charges. Class F shares are available solely to investors who were stockholders of GC BDC at the time of the reorganization of GC BDC into the Fund. Class F shares are not otherwise available or being offered to the general public. Because the Class F shares of the Fund are sold at the prevailing NAV per Class F share without an upfront sales charge, the entire amount of your purchase is invested immediately.

LEGAL MATTERS

Certain legal matters in connection with the shares will be passed upon for the Fund by Greenberg Traurig, LLP, 3333 Piedmont Road NE, Suite 2500, Atlanta GA 30305.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 1-888-926-2688 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. PricewaterhouseCoopers LLP is located at 101 Seaport Boulevard, Suite 500, Boston, MA 02210.

ADDITIONAL INFORMATION

The prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-211845). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	1
Investment Objective and Policies	2
Repurchases and Transfers of Shares	12
Management of the Fund	17
Codes of Ethics	27
Proxy Voting Policies and Procedures	27
Control Persons and Principal Holders	28
Investment Advisory and Other Services	28
Portfolio Managers	36
Allocation of Brokerage	38
Tax Status	39
Other Information	44
Independent Registered Public Accounting Firm	45
Financial Statements	45
Appendix A – Griffin Capital Credit Advisor, LLC Proxy Voting Policies and Procedures	46
Appendix B – BCSF Advisors, LP Proxy Voting Policies and Procedures	50

37

NOTICE OF PRIVACY POLICY & PRACTICES

Your privacy is important to the Fund. The Fund is committed to maintaining the confidentiality, integrity, and security of your personal information. When you provide personal information, the Fund believes that you should be aware of policies to protect the confidentiality of that information.

The Fund collects the following nonpublic personal information about you:

●

Information we receive from you on or in applications or other forms, correspondence, or conversations, including, but not limited to, your name, address, phone number, social security number, assets, income, and date of birth; and

●

Information about your transactions with us, our affiliates, or others, including, but not limited to, your account number and balance, payments history, parties to transactions, cost basis information, and other financial information.

The Fund does not disclose any nonpublic personal information about our current or former shareholders to affiliated or nonaffiliated third parties, except as permitted by law. For example, the Fund is permitted by law to disclose all of the information we collect, as described above, to our transfer agent to process your transactions. Furthermore, the Fund restricts access to your nonpublic personal information to those persons who require such information to provide products or services to you. The Fund maintains physical, electronic, and procedural safeguards that comply with applicable federal and state standards to guard your nonpublic personal information.

In the event that you hold shares of the Fund through a financial intermediary, including, but not limited to, a broker-dealer, bank, or trust company, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with affiliated or non-affiliated third parties.

38

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Griffin Institutional Access Credit Fund
Class F Shares (CRDFX) of Beneficial Interest
PROSPECTUS

April 30, 2019

Investment Adviser
Griffin Capital Credit Advisor, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION

April 30, 2019

GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND

Class F Shares (CRDFX) of Beneficial Interest

Principal Executive Offices

Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245

1-888-926-2688

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the Class F prospectus of Griffin Institutional Access Credit Fund, dated April 30, 2019 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities. Class F shares are available solely to investors who were stockholders of Griffin Capital BDC Corp. at the time of the reorganization of Griffin Capital BDC Corp. into the Fund. Class F shares are not otherwise available or being offered to the general public.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 1-888-926-2688 or by visiting www.griffincapital.com. Information on the website is not incorporated herein by reference. The registration statement of which the Prospectus is a part can be reviewed and copied at the Public Reference Room of the Securities and Exchange Commission (“SEC”) at 100 F Street NE, Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-202-551-8090. The Fund’s filings with the SEC also are available to the public on the SEC’s Internet web site at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street NE, Washington, D.C. 20549.

General Information and History	1
Investment Objective and Policies	2
Repurchases and Transfers of Shares	12
Management of the Fund	17
Codes of Ethics	27
Proxy Voting Policies and Procedures	27
Control Persons and Principal Holders	28
Investment Advisory and Other Services	28
Portfolio Managers	36
Allocation of Brokerage	38
Tax Status	39
Other Information	44
Independent Registered Public Accounting Firm	45
Financial Statements	45
Appendix A – Griffin Capital Credit Advisor, LLC Proxy Voting Policies and Procedures	46
Appendix B – BCSF Advisors, LP Proxy Voting Policies and Procedures	50

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund (the “Fund” or the “Trust”). The Fund was organized as a Delaware statutory trust on April 5, 2016. The Fund’s principal office is located at c/o Griffin Capital Credit Advisor, LLC, Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245, and its telephone number is 1-888-926-2688. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate, on a class-specific basis, equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund offers multiple classes of shares, including Class F shares. Information on Class A, Class C, Class I and Class L shares is available in a separate Statement of Additional Information. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of shares may be subject to different (or no) sales loads, (ii) each class of shares may bear different (or no) distribution and shareholder servicing fees; (iii) each class of shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees’ fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Fund’s Board of Trustees may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)	Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2)	Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)	Purchase securities on margin, but may sell securities short and write call options.

(4)	Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

(5)	Invest more than 25% of the market value of its assets in the securities of companies or entities engaged in any one industry. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities, as well as to investments in investment companies that primarily invest in such securities.

(6)	Purchase or sell commodities, commodity contracts, including commodity futures contracts, to the full extent permitted by the 1940 Act and in accordance with the rules of the Commodity Futures Trading Commission, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)	Make loans of money or property to any person, except through loans of portfolio securities up to a maximum of 33 1/3% of the Fund’s total assets, the purchase of debt securities, including bank loans (senior loans) and participations therein, or the entry into repurchase agreements up to a maximum of 33 1/3% of the Fund’s total assets.

Other Fundamental Policies

In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than for 5% of the shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Certain Portfolio Securities and Other Operating Policies

As discussed in the Prospectus, the Fund invests in a range of secured and unsecured debt obligations which may be syndicated, consisting of U.S. high yield securities, collateralized loan obligations, global high yield securities and other fixed-income and fixed-income related securities, including direct originated debt obligations, exchange-traded funds (“ETFs”), Index Funds and other corporate debt investments. No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful. The Fund’s investment adviser is Griffin Capital Credit Advisor, LLC (the “Adviser”). The Adviser is responsible for allocating the Fund’s assets among various securities using its investment strategies, subject to policies adopted by the Fund’s Board of Trustees. Additional information regarding the types of securities and financial instruments is set forth below.

Private Investment Funds

The Fund may invest to a limited extent in Private Investment Funds. The Private Investment Funds in which the Fund may invest will hold portfolio securities that are consistent with the Fund’s investment objective and strategy.

The Private Investment Funds may utilize leverage, pursuant to their operative documents, as a way to seek or enhance returns. Dependent upon the investment strategy and/or other factors, each Private Investment Fund will have differing limitations on the utilization of leverage. Such limitations are Private Investment Fund specific and may apply to an overall portfolio limitation. The Fund will limit its borrowing and the overall leverage of its portfolio to an amount that does not exceed 33 1/3% of the Fund’s gross asset value.

Other Investment Companies

The Fund may invest in securities of other investment companies, including ETFs. The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by investment companies in which it invests, in addition to the management fees (and other expenses) paid by the Fund. The Fund’s investments in other investment companies are subject to statutory limitations prescribed by the 1940 Act, including in certain circumstances a prohibition on the Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of the Fund’s total assets in securities of any one investment company or more than 10% of its total assets in the securities of all investment companies. In addition, Section 12(d)(1)(F) of the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding stock of such registered investment company is owned by the Fund and all affiliated persons of the Fund; and (ii) the Fund has not, and is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than 1.50%. An investment company that issues shares to the Fund pursuant to paragraph 12(d)(1)(F) shall not be required to redeem its shares in an amount exceeding 1% of such investment company’s total outstanding shares in any period of less than thirty days. Further, the Fund may rely on Rule 12d1-3, which allows unaffiliated investment companies to exceed the 5% Limitation and the 10% Limitation, provided the aggregate sales loads any investor pays does not exceed the limits on sales loads established by FINRA for funds of funds. Many ETFs, however, have obtained exemptive relief from the SEC to permit unaffiliated funds (such as the Fund) to invest in their shares beyond these statutory limits, subject to certain conditions and pursuant to contractual arrangements between the ETFs and the investing funds. The Fund may rely on these exemptive orders in investing in ETFs.

ETFs are shares of unaffiliated investment companies issuing shares that are traded like traditional equity securities on a national stock exchange. An investment in an ETF, like one in any investment company, carries the same risks as those of its underlying securities. The price of an ETF’s shares may fluctuate or lose money. In addition, because they, unlike other investment companies, are traded on an exchange, ETFs are subject to the following risks: (i) the market price of the ETF’s shares may trade at a premium or discount to the ETF’s net asset value; (ii) an active trading market for an ETF may not develop or be maintained; and (iii) there is no assurance that the requirements of the exchange necessary to maintain the listing of the ETF will continue to be met or remain unchanged. In the event substantial market or other disruptions affecting ETFs should occur in the future, the liquidity and value of the Fund’s shares could also be substantially and adversely affected.

Although not a principal investment strategy, the Fund may invest up to 15% of its assets in private funds employing hedging strategies (commonly known as "hedge funds", i.e., investment funds that would be investment companies but for the exemptions under Rule 3(c)(1) or 3(c)(7) under the 1940 Act). Among other things, the hedge funds may invest in U.S. and non-U.S. equity and debt securities and may engage in leverage, short selling and derivative transactions. Hedge funds typically offer their securities privately without registration under the Securities Act of 1933, as amended (the "1933 Act"), in large minimum denominations (often at least $1 million) to a limited number of high net worth individual and institutional investors hedge funds are not registered as investment companies under the 1940 Act pursuant to an exemption from registration under the 1940 Act.

Typically, investment managers of hedge funds are compensated through asset-based fees and incentive-based allocations. The hedge funds employ a variety of "alternative" investment strategies to achieve attractive risk-adjusted returns (i.e., returns adjusted to take into account the volatility of those returns) with low correlation to the broad equity and fixed-income markets. "Alternative" investment strategies, unlike "relative return strategies," are generally managed without reference to the performance of equity, debt and other markets. Alternative investment strategies permit the managers of hedge funds to use leveraged or short sale positions to take advantage of perceived inefficiencies in the global capital markets. Alternative investment strategies differ from the investment programs of traditional registered investment companies, such as mutual funds. "Traditional" investment companies are generally characterized by long-only investments and restricted use of leverage.

Foreign Securities

The Fund may invest, directly or indirectly, in non-U.S. real estate companies and other foreign securities. Purchases of foreign securities entail certain risks. For example, there may be less information publicly available about a foreign company than about a U.S. company, and foreign companies generally are not subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S. Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility. In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

Emerging Markets Securities

The Fund may invest, directly or indirectly, in issuers domiciled in emerging markets. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity, (ii) significant price volatility, (iii) restrictions on foreign investment, and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.

Additional risks of emerging markets securities may include (i) greater social, economic and political uncertainty and instability, (ii) more substantial governmental involvement in the economy, (iii) less governmental supervision and regulation, (iv) the unavailability of currency hedging technique, (v) companies that are newly organized and small, (vi) differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers, and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.

Money Market Instruments

The Fund may invest, for defensive or diversification purposes or otherwise, some or all of its assets in high-quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund or the Sub-Adviser deems appropriate under the circumstances. Pending allocation of the offering proceeds of this offering and thereafter, from time to time, the Fund also may invest in these instruments and other investment vehicles. Money market instruments are high-quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation (the “FDIC”), and repurchase agreements.

Special Investment Techniques

The Fund may use a variety of special investment instruments and techniques to hedge against various risks or other factors and variables that may affect the values of the Fund’s portfolio securities. The Fund may employ different techniques over time, as new instruments and techniques are introduced or as a result of regulatory developments. Some special investment techniques that the Fund may use may be considered speculative and involve a high degree of risk, even when used for hedging purposes. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities.

Derivatives

The Fund may engage in transactions involving options and futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.

A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Options and Futures. The Fund may engage in the use of options and futures contracts, so-called “synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or in the over-the-counter market, or they may be negotiated directly with counterparties. In cases where instruments are purchased over-the-counter or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out a position.

The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call options for both hedging purposes and to pursue the Fund’s investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks, as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

When writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

The use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) by the Fund could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC. However, the Fund intends to conduct its operations to avoid regulation as a commodity pool. The CFTC eliminated limitations on futures trading by certain regulated entities, including registered investment companies, and consequently registered investment companies may engage in unlimited futures transactions and options thereon provided that the investment manager to such company claims an exclusion from regulation as a commodity pool operator. In connection with its management of the Fund, the Adviser has claimed such an exclusion from registration as a commodity pool operator under the Commodity Exchange Act (“CEA”). Therefore, it is not subject to the registration and regulatory requirements of the CEA.

Successful use of futures also is subject to the Adviser’s ability to correctly predict movements in the relevant market. To the extent that a transaction is entered into for hedging purposes, successful use is also subject to the Adviser’s ability to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price.

Options on Securities Indexes. The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging or speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Adviser’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

Swap Agreements. The Fund may enter into a variety of swap agreements, including equity, interest rate, and index swap agreements. The Fund is not limited to any particular form of swap agreement if the Adviser determines that other forms are consistent with the Fund’s investment objectives and policies. Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to more than a year. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.

Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.

Equity Securities

The Fund may purchase equity securities from time to time. Equity securities represent a proportionate share of the ownership of a company; their value is based on the success of the company’s business and the value of its assets, as well as general market conditions. The purchaser of an equity security typically receives an ownership interest in the company as well as certain voting rights. The owner of an equity security may participate in a company’s success through the receipt of dividends, which are distributions of earnings by the company to its owners. Equity security owners may also participate in a company’s success or lack of success through increases or decreases in the value of the company’s shares. Equity securities generally take the form of common stock or preferred stock, as well as securities convertible into common stock. Preferred stockholders typically receive greater dividends but may receive less appreciation than common stockholders and may have different voting rights as well. Equity securities may also include convertible securities, warrants, rights or equity interests in trusts, partnerships, joint ventures or similar enterprises. Warrants or rights give the holder the right to buy a common stock at a given time for a specified price.

The value of equity securities, including common stocks, preferred stocks and convertible stocks, will fluctuate in response to factors affecting the particular company, as well as broader market and economic conditions. In the event of a company’s bankruptcy, claims of certain creditors, including bondholders, will have priority over claims of holders of common stock and are likely to have varying types of priority over holders of preferred and convertible stock.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis. This means that delivery and payment occur a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are determined when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund may, if it is deemed advisable, sell the securities after it commits to a purchase but before delivery and settlement takes place.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public’s perception of the creditworthiness of the issuer and changes (either real or anticipated) in the level of interest rates. Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the net assets of the Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered, and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss.

Wholly-Owned Subsidiaries

Certain investments of the Fund will be held in wholly-owned and controlled single-asset subsidiaries (the “Single-Asset Subsidiaries”), which are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The Fund will also execute a portion of its strategy by investing in a wholly-owned and controlled Cayman subsidiary (the “NPL Subsidiary”; together with the Single-Asset Subsidiary, the “Subsidiaries”), which invests the majority of its assets in non-performing loans ("NPLs") subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. As a result, the Fund may be considered to be investing indirectly in these investments through the Subsidiaries. For that reason, and for the sake of convenience, references in this Statement of Additional Information to the Fund may also include the Subsidiaries.

The Subsidiaries will not be registered under the 1940 Act but, will be subject to certain of the investor protections of that Act, as noted in this Statement of Additional Information. The Fund, as the sole member of the Subsidiaries, will not have all of the protections offered to investors in registered investment companies. However, since the Fund wholly owns and controls the Subsidiaries, and the Fund and the NPL Subsidiary are both managed by the Adviser and Sub-Adviser, it is unlikely that the Subsidiaries will take action contrary to the interests of the Fund or its shareholders. The Board has oversight responsibility for the investment activities of the Fund, including its investment in the Subsidiaries, and the Fund's role as the sole member of the Subsidiaries. Also, in managing the NPL Subsidiary's portfolio, the Adviser and Sub-Adviser will be subject to the same investment restrictions and operational guidelines that apply to the management of the Fund.

Changes in the laws of the United States and/or the Cayman Islands, under which the Fund, the Single-Asset Subsidiary, and the NPL Subsidiary, respectively, are organized, could result in the inability of the Fund and/or the Subsidiaries to operate as described in this Statement of Additional Information and could negatively affect the Fund and its shareholders. For example, the Cayman Islands does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the NPL Subsidiary. If Cayman Islands law changes such that the Subsidiary must pay Cayman Islands taxes, Fund shareholders would likely suffer decreased investment returns.

Operational and Cybersecurity Risk

The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders.

For instance, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to these systems or data within them, whether systems of the Fund, the Fund’s service providers, counterparties, or other market participants. Power or communication outages, acts of God, information technology equipment malfunctions, operational errors (both human and systematic) and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.

With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. In general, cyber-attacks result from deliberate attacks but unintentional events may have effects similar to those caused by cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information and causing operational disruption. Successful cyber-attacks against, or security breakdowns of, the Fund or its advisers, custodians, fund accountant, fund administrator, transfer agent, pricing vendors and/or other third party service providers may adversely impact the Fund and its shareholders. For instance, cyber-attacks may interfere with the processing of shareholder transactions, cause the release of private shareholder information or confidential Fund information, impede trading, cause reputational damage, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. The Fund also may incur substantial costs for cybersecurity risk management in order to guard against any cyber incidents in the future. While the Fund or its service providers may have established business continuity plans and systems designed to guard against such cyber-attacks or adverse effects of such attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified, in large part because different unknown threats may emerge in the future. Similar types of cybersecurity risks also are present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value. In addition, cyber-attacks involving a counterparty to the Fund could affect such a counterparty’s ability to meets it obligations to the Fund, which may result in losses to the Fund and its shareholders. The Fund cannot directly control any cyber-security plans or systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests or securities markets and exchanges.

Portfolio Turnover

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. It is anticipated that the Fund’s portfolio turnover rate will ordinarily be between 25% and 75%. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the underlying funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the underlying funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income.

Non-Diversified Status

Because the Fund is “non-diversified” under the 1940 Act, it is subject only to certain federal tax diversification requirements. Under federal tax laws, the Fund may, with respect to 50% of its total assets, invest up to 25% of its total assets in the securities of any issuer. With respect to the remaining 50% of the Fund’s total assets, (i) the Fund may not invest more than 5% of its total assets in the securities of any one issuer, and (ii) the Fund may not acquire more than 10% of the outstanding voting securities of any one issuer. These tests apply at the end of each quarter of the taxable year and are subject to certain conditions and limitations under the Code. These tests do not apply to investments in United States Government Securities and regulated investment companies.

REPURCHASES AND TRANSFERS OF SHARES

Repurchase Offers

The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses and may increase the Fund’s portfolio turnover.

Repurchase Offer Policy Summary of Terms

1.	The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time.

2.	The repurchase offers will be made in March, June, September and December of each year.

3.	The Fund must receive repurchase requests submitted by shareholders in response to the Fund’s repurchase offer no less than 21 days and no more than 42 days of the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange is closed on that day) (the “Repurchase Request Deadline”).

4.	The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the net asset value applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and that is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2.00% of the proceeds. Generally, the Fund does not charge a repurchase fee. The Fund may rely on Rule 23c-3 only so long as the Board of Trustees satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Procedures: All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount: Each quarter, the Fund may offer to repurchase at least 5% and no more than 25% of the outstanding shares of the Fund on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Board of Trustees shall determine the quarterly Repurchase Offer Amount.

Shareholder Notification: No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”) providing the following information:

1.	A statement that the Fund is offering to repurchase its shares from shareholders at net asset value;

2.	Any fees applicable to such repurchase, if any;

3.	The Repurchase Offer Amount;

4.	The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

5.	The risk of fluctuation in net asset value between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6.	The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

7.	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8.	The circumstances in which the Fund may suspend or postpone a repurchase offer;

9.	The net asset value of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the net asset value thereafter; and

10.	The market price, if any, of the shares on the date on which such net asset value was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (“Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.

Notification of Beneficial Owners: Where the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934.

Repurchase Requests: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1.	Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others, or

2.	Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board of Trustees, including a majority of the Trustees who are not interested persons of the Fund, and only:

1.	If the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code;

2.	If the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

3.	For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted;

4.	For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5.	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value: The Fund’s current net asset value per share (“NAV”) shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board of Trustees. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the New York Stock Exchange. The Fund’s NAV need not be calculated on:

1.	Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

2.	Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3.	Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board of Trustees shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy: The Board of Trustees may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Fund’s investment adviser, but shall continue to be responsible for monitoring the investment adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board of Trustees has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1.	In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a)	The frequency of trades and quotes for the security.

(b)	The number of dealers willing to purchase or sell the security and the number of potential purchasers.

(c)	Dealer undertakings to make a market in the security.

(d)	The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

(e)	The size of the fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2.	If market developments impair the liquidity of a security, the investment adviser should review the advisability of retaining the security in the portfolio. The investment adviser should report to the basis for its determination to retain a security at the next Board of Trustees meeting.

3.	The Board of Trustees shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4.	These procedures may be modified as the Board deems necessary.

Registration Statement Disclosure: The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

1.	Disclosure of its fundamental policy regarding periodic repurchase offers.

2.	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

a.	the number of repurchase offers,

b.	the repurchase offer amount and the amount tendered in each repurchase offer, and

c.	the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of this section.

Advertising: The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with FINRA or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Transfers of Shares

No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys and accountants fees, incurred by the Fund in connection with such transfer.

MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Trust is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Trust’s By-laws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. The Board consists of five individuals, two of whom are “interested persons” (as defined under the 1940 Act) of the Trust, the Adviser, or the Trust’s distributor (“Trustees”). Pursuant to the Governing Documents of the Trust, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Trust and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Trust’s purposes. The Trustees, officers, employees and agents of the Trust, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Board Leadership Structure Dr. Randy Anderson is the Chairman of the Board of Trustees. Additionally, under certain 1940 Act governance guidelines that apply to the Trust, the Trustees that are not “interested persons” of the Trust within the meaning of the 1940 Act (“Independent Trustees”) will meet in executive session, at least quarterly. Under the Trust's Agreement and Declaration of Trust and By-Laws, the Chairman of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies including (i) setting the agendas for board meetings and (ii) providing information to board members in advance of each board meeting and between board meetings. The Trust believes that its Chairman, the chair of the Audit Committee, the chair of the Governance Committee, and, as an entity, the full Board of Trustees, provide effective leadership that is in the best interests of the Trust and each shareholder.

Dr. Anderson may be deemed to be an interested person of the Trust by virtue of his ownership interest in and senior management role at Griffin Capital Credit Advisor, LLC, the Adviser of the Fund and the portfolio management services he provides to the Fund. The trustees have determined that an interested Chairman is appropriate and benefits shareholders because an interested Chairman has a personal and professional stake in the quality and continuity of services provided to the Fund. The Independent Trustees (as defined herein) exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman, regardless of whether the trustee happens to be independent or a member of management. The Independent Trustees have determined that they can act independently and effectively without having an Independent Trustee serve as Chairman and that a key structural component for assuring that they are in a position to do so is for the Independent Trustees to constitute a substantial majority of the Board. The Independent Trustees also meet quarterly in executive session without Dr. Anderson. In view of the small size of the Board, the independent trustees have not designated any single trustee to be the lead independent trustee at this time.

Board Risk Oversight The Board of Trustees is comprised of five trustees, three of whom are Independent Trustees, with a standing independent Audit Committee with a separate chair and a standing independent Governance Committee with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. The Governance Committee assists the Board in adopting fund governance practices and meeting certain “fund governance standards.” Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustee Qualifications

Nathan Headrick -- Mr. Headrick is one of the founders of Triloma Financial Group where he serves as a Managing Director. He is responsible for identifying and overseeing the Triloma’s product offerings, including securities, design, underwriting and distribution, corporate policy and risk management.

Mr. Headrick is a recognized advocate and leader in the alternative investments industry. Prior to joining Triloma, he served as President of Bluerock Capital Markets and held numerous senior leadership roles within the CNL family of companies. Under Mr. Headrick’s leadership, these broker dealers raised over $6 billion in public alternative investment capital, representing hundreds of thousands of investors in the retail broker dealer channel. Mr. Headrick has also served as Chief Legal Officer and General Counsel to Corporate Capital Trust, KKR and CNL’s co-sponsored public, non-traded business development company. To date, Mr. Headrick has placed $13.5 billion of public and private equity securities into the alternative investment marketplace, including syndication of substantial public company joint ventures with KKR, The Macquarie Group and CB Richard Ellis.

Mr. Headrick is also the founder and current chairman of the IPA Policy Advocacy Committee (IPAPAC), which acts as the alternative investment industry’s primary lobbying voice.

Mr. Headrick earned his Juris Doctor from Georgetown University Law Center, where he was elected student body president. He additionally holds a Masters of Theology from Harvard University and BAs from the University of North Carolina in political science and international studies.

In 2008, Mr. Headrick was inducted into the bar of the United States Supreme Court. The same year, he received the Orlando Business Journal 40 Under 40 Award, recognizing the forty most influential business persons in Central Florida under the age of forty. His community activities include service on the boards of the Class of 1938 Foundation, the Orange County Regional History Center, Junior Achievement of Florida, Florida Children’s Hospital, and United Cerebral Palsy of Central Florida.

Mr. Headrick received the American Bar Association Order of the Silver Key in 2003, and was inducted into the Order of the Golden Fleece in 1996. He is also a member of the DC Court of Appeals bar and the Florida bar. Mr. Headrick is a registered FINRA arbitrator and holds Series 7, 24, 63, 79 and 99 licenses. In 2012, Mr. Headrick was appointed to a term on the FINRA Corporate Finance Committee.

Robb Chapin -- Mr. Chapin currently serves as Chief Executive Officer of Bridge Seniors Housing Fund Manager LLC, a position he has held since 2013. Mr. Chapin has over 19 years’ experience in commercial real estate. His experience has included:

From late 2005 to 2013, Mr. Chapin served as Co-Chief Executive Officer for Servant Investments and Co-Founder of Servant Healthcare Investments, LLC, (“SHI”) an affiliate of Servant Capital Group where he was responsible for corporate strategy, capital formation and served on the executive committee. Servant Healthcare Investments was the sub-advisors to a public non-traded healthcare REIT focused on seniors housing and other healthcare related properties and the GP/sponsor of a private healthcare development fund.

From 1999 to 2005, Mr. Chapin served as Executive Vice President for Trustreet Properties, Inc. (“A CNL Legacy Fund”), a publicly traded REIT with over 3,000 properties in over 40 states. He managed the investment strategy nationally for the acquisition of single-tenant net leased properties and was responsible for over $2 billion of commercial real estate acquisitions and investments and served on the company’s investment committee.

From 1997 to 1998, Mr. Chapin participated in the formation of CNL Retirement Properties, which acquired a portfolio consisting of over 275 properties nationwide valued at over $4.2 billion. Prior to joining CNL in 1997, he was the President of Leader Enterprises, a premier sports marketing company.

Mr. Chapin received his Bachelor of Science from Appalachian State University and completed significant course work toward his Master of Business Administration at the Crummer Graduate School of Business at Rollins College in Winter Park, Florida.

Ira Cohen -- Mr. Cohen is a successful mutual fund executive with over 34 years of retail, offshore and institutional experience. He is Executive Vice President of Asset Management Services for Recognos Financial, a provider of semantic data analysis for the financial services industry. He currently serves as an Independent Trustee for the Valued Advisors Trust. He also serves as an Independent Trustee and the Chairman of the Board of Trustees for the Angel Oak Funds Trust. Over the past ten years Mr. Cohen has served as managing principal of a boutique consulting company providing advisory and compliance related services. Mr. Cohen’s client list includes Depository Trust & Clearing Corporation (DTCC), Goldman Sachs, Fidelity, Waddell & Reed, Commonwealth Funds, DST Systems and FINRA.

Previously, Mr. Cohen spent 13 years as a Senior Vice President of INVESCO Fund Services, formerly known as AIM Investments. Mr. Cohen was responsible for all Transfer Agent Operations and Services for retail, retirement, institutional and offshore funds. Before joining INVESCO he held senior management positions at Bank of New York and Prudential Mutual Fund Services.

As a highly sought after industry thought leader, Mr. Cohen is a frequent keynote speaker at top industry conferences and holds key positions across numerous industry organizations. Mr. Cohen has held FINRA Registered Series 6, Series 26 and Series 63 licenses.

Following is a list of the Trustees and executive officers of the Trust and their principal occupation over the last five years. Unless otherwise noted, the address of each Trustee and Officer is Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245.

Independent Trustees

Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Nathan Headrick Age: 44	Trustee Since 2017	Managing Director and Founder, Triloma Financial Group (private equity firm), 2013-Present; Founder and Partner, DDW Holdings LLC (due diligence software provider), 2013-2014; President, Bluerock Capital Markets (public and private equity fund broker-dealer), 2013; General Counsel and Chief Compliance Officer, CNL Securities (public and private equity fund broker-dealer), 2008-2013; and General Counsel, Corporate Capital Trust (Public non-traded BDC), 2012-2013.	2	Class of 1938 Griffin Institutional Access Real Estate Fund, 2014-present; Foundation (nonprofit), 1996-Present.
Robb Chapin Age: 57	Trustee Since 2017	Chief Executive Officer, Bridge Senior Housing Fund Manager, LLC (real estate fund management), 2013- Present; Managing Partner, Servant Investments, LLC (real estate fund management), 2005-2013; and Managing Partner, Servant Capital Group, LLC (real estate fund management), 2012-2013	2	Griffin Institutional Access Real Estate Fund, 2014-Present; Bridge Seniors Housing & Medical Properties Fund, LP (real estate fund), 2013- Present.
Ira Cohen Age: 60	Trustee Since 2017	Executive Vice President, Recognos Financial (financial data services firm), 2015-Present; Chief Executive Officer, Ira Cohen Consulting, LLC (mutual fund operations consulting firm), 2005-Present.	2	Griffin Institutional Access Real Estate Fund, 2014- Present; Valued Advisers Trust (14 portfolios), 2010-Present; and Angel Oak Funds Trust (5 portfolios), 2014-Present.

Interested Trustees and Officers

Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Kevin Shields Age: 61	President and Trustee Since 2017	Chairman and Chief Executive Officer, Griffin Capital Company, LLC; Chief Executive Officer, Griffin Capital Advisor, LLC; Chairman and Chief Executive Officer, Griffin Capital Securities, LLC; President and Director, Griffin Capital BDC Corp.; Executive Chairman, and Chief Executive Officer, Griffin Capital Essential Asset REIT, Inc. and Executive Chairman, and Chief Executive Officer, Griffin Capital Essential Asset REIT II, Inc.	2

President and Trustee, Griffin Institutional Access Real Estate Fund, 2014-Present; Chairman, Griffin Capital Company, LLC, 1995- Present; Director, Griffin Capital Essential Asset REIT, Inc., 2008-2019; Director, Griffin Capital Essential Asset REIT II, Inc., 2014-Present; Director, Griffin Capital BDC Corp., 2014-2017.

Randy Anderson Age: 51	Executive Vice President, Secretary and Trustee Since 2017	Chief Economist, Griffin Capital Company, LLC; Chief Investment Officer, Griffin Capital Credit Advisor, LLC; President, Griffin Capital Asset Management Company, LLC; Howard Phillips Eminent Scholar Chair and Professor of Real Estate, University of Central Florida; President, Bluerock Real Estate LLC; President, CNL Real Estate Advisors; Chief Economist, Marcus and Millichap Company; Executive Vice President, Griffin Capital BDC Corp.	2	Trustee, Executive President and Secretary, Griffin Institutional Access Real Estate Fund, 2014- Present.

Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Joseph Miller Age: 55	Treasurer Since 2017	Chief Financial Officer and Chief Operating Officer, Griffin Capital Company, LLC; Chief Financial Officer, Griffin Capital BDC Corp.	n/a	Treasurer, Griffin Institutional Access Real Estate Fund, 2014-Present.
Ryan Del Giudice Age: 28	Chief Compliance Officer Since 2018

Chief Compliance Officer, Griffin Capital Advisor, LLC; Chief Compliance Officer, Griffin Capital Credit Advisor, LLC; Griffin Capital Company, LLC; Vice President, Cipperman Compliance Services, LLC; Manager, Cipperman Compliance Services, LLC.

			n/a	Chief Compliance Officer, Griffin Institutional Access Real Estate Fund, 2018-Present.
Madeline Arment Age: 29	Assistant Treasurer Since 2019	Fund Controller, ALPS Fund Services, Inc.; Manager of Investment Operations, Shelton Capital Management; Tax Supervisor/Accountant, ALPS Fund Services, Inc.	n/a	Assistant Treasurer, Griffin Institutional Access Real Estate Fund, 2019-Present.
Howard S. Hirsch Age: 53	Vice President and Assistant Secretary Since 2017

Chief Legal Officer, Vice President, Secretary and Assistant Secretary, Griffin Capital Essential Asset REIT, Inc.; Chief Legal Officer and Secretary, Vice President, Griffin Capital Essential Asset REIT II, Inc.; Vice President and General Counsel – Securities, Griffin Capital Company, LLC; Vice President and Secretary, Griffin Capital BDC Corp.; Vice President, Griffin Capital BDC Advisor, LLC; Shareholder, Baker Donelson, Caldwell & Berkowitz, PC.

			n/a	Vice President and Assistant Secretary, Griffin Institutional Access Real Estate Fund, 2015-Present.

Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Christopher Moore Age: 34	Assistant Secretary Since 2017	Vice President and Senior Counsel, ALPS Fund Services, Inc.; Associate, Thompson Hine LLP; Corporate Counsel, DSW, Inc.	n/a

Vice President and Secretary, Boulder Growth and Income

Fund, 2018-Present; Secretary, RiverNorth Opportunities Fund, 2017-Present; Assistant Secretary, Griffin Institutional Access Real Estate Fund, 2016-Present; Assistant Secretary, RiverNorth

Opportunistic Municipal Income Fund, 2018-Present.

*	The term of office for each Trustee and officer listed above will continue indefinitely.
**	The term “Fund Complex” refers to the Griffin Institutional Access Credit Fund and the Griffin Institutional Access Real Estate Fund.

Board Committees

The Board has established two standing committees: the Audit Committee and the Governance Committee.

Audit Committee

The Board has an Audit Committee that consists of all the Trustees, except for Messrs. Anderson and Shields, each of whom is not an “interested person” of the Trust within the meaning of the 1940 Act. The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Trust’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Trust’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Trust’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Trust’s accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. During the fiscal year ended December 31, 2018, the Audit Committee held four meetings.

Governance Committee

The Board has a Governance Committee that consists of all the Trustees, except for Dr. Anderson and Mr. Shields, each of whom is not an “interested person” of the Trust within the meaning of the 1940 Act. The Governance Committee assists the Board of Trustees in adopting fund governance practices and meeting certain fund governance standards. The Governance Committee operates pursuant to a Governance Committee Charter. The Governance Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Governance Committee generally will consider shareholder nominees to the extent required pursuant to rules under the Securities Exchange Act of 1934. The Governance Committee reviews all nominations of potential trustees made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Governance Committee. The Governance Committee meets to consider nominees as is necessary or appropriate. The Governance Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. During the fiscal year ended December 31, 2018, the Governance Committee held three meeting.

Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of December 31, 2018. As of April 1, 2019, the Trustees and officers, as a group, indirectly owned approximately 4% of the Fund.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Robb Chapin	None	None
Ira Cohen	None	None
Nathan Headrick	None	None
Kevin Shields	Over $100,000*	Over $100,000*
Dr. Randy Anderson	Over $100,000*	Over $100,000*

*	Includes shares owned by Griffin Capital Vertical Partners, L.P., which is indirectly owned and controlled by Kevin A. Shields. Dr. Anderson holds minority profit interests in Griffin Capital, LLC. Griffin Capital, LLC is the indirect parent company of Griffin Capital Vertical Partners, L.P., which owns shares in the Fund.

Compensation

Effective April 1, 2019 each Trustee who is not affiliated with the Trust or Adviser receives $15,000 per quarterly and special in-person meeting and $500 per special telephonic meeting, as well as reimbursement for any reasonable expenses incurred attending the meetings. The chair of the Audit Committee receives an additional $10,000 annually. Prior to April 1, 2019, each Trustee who was not affiliated with the Trust or Adviser received $5,000 per quarterly and special in-person meeting and $500 per special telephonic meeting, as well as reimbursement for any reasonable expenses incurred attending the meetings. The chair of the Audit Committee received an additional $10,000 annually. None of the executive officers receive compensation from the Trust.

The table below details the amount of compensation the Trustees received from the Trust during the fiscal period ended December 31, 2018. The Trust does not have a bonus, profit sharing, pension or retirement plan.

Name of Trustee	Aggregate Compensation From Trust	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust Paid to Trustees
Robb Chapin	$22,000	None	None	$22,000
Ira Cohen	$32,000	None	None	$32,000
Nathan Headrick	$22,000	None	None	$22,000

ORGANIZATION AND MANAGEMENT OF WHOLLY-OWNED SUBSIDIARIES

Certain investments of the Fund will be held in Subsidiaries.

The Single-Asset Subsidiaries will be single member limited liability companies organized under Deleware law. The Fund will be the sole member of the Single-Asset Subsidiaries.

The NPL Subsidiary is a company organized under the laws of the Cayman Islands, whose registered office is located at the offices of GIACF Alternative Holdings, LLC, c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The NPL Subsidiary's affairs are overseen by a board of managers.

Managers. The Fund is the sole member of the NPL Subsidiary. The Independent Trustees also serve as the managers of the NPL Subsidiary.

The NPL Subsidiary has entered into a separate contract with each of the Adviser and Sub-Adviser for the management of the NPL Subsidiary's portfolio, without compensation. Each Subsidiary has also entered into arrangements with the Trust's custodian to serve as the NPL Subsidiary's custodian and with the Trust’s transfer agent, fund accountant and administrator to serve the NPL Subsidiary in the same capacity. The NPL Subsidiary has adopted compliance policies and procedures that are substantially similar to the policies and procedures adopted by the Fund. The Trust's Chief Compliance Officer oversees implementation of the NPL Subsidiary’s policies and procedures, and makes periodic reports to the Board regarding the NPL Subsidiary's compliance with its policies and procedures.

The NPL Subsidiary pays no fee to the Adviser or Sub-Adviser for their services. The NPL Subsidiary will bear the fees and expenses incurred in connection with the custody, transfer agency, fund accounting, and administration services that it receives. The Funds expect that the expenses borne by its NPL Subsidiary will not be material in relation to the value of the Fund's assets. It is also anticipated that the Fund's own expense will be reduced to some extent as a result of the payment of such expenses at the NPL Subsidiary level. It is therefore expected that the Fund's investment in the NPL Subsidiary will not result in the Fund paying duplicative fees for similar services provided to the Fund and NPL Subsidiary.

CODES OF ETHICS

Each of the Fund, the Adviser and Sub-Adviser have adopted a Code of Ethics oursuant to Section 204A and Rule 204A-1 under the Investment Advsiers Act of 1940 and Rule 17j-1 under the 1940 Act, respectively. The Trust’s Distributor has adopted a Code of Ethics under Rule 17j-1 of the 1940 Act.Rule 17j-1 and the Code of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel (“Access Persons”). The Code of Ethics permit Access Persons, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Under the Code of Ethics, Access Persons may engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The Code of Ethics of the Adviser, Fund and Distributor can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The Code of Ethics are available on the EDGAR database on the SEC’s website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549.

PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (“Policies”) on behalf of the Trust, which delegate the responsibility for voting proxies to the Adviser, who may in turn delegate to the Sub-Adviser, subject to the Board’s continuing oversight. The Policies require that the Adviser (or the Sub-Adviser) vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Policies also require the Adviser (or the Sub-Adviser) to present to the Board, at least annually, the Adviser’s (or Sub-Adviser’s) Proxy Policies and a record of each proxy voted by the Adviser (or the Sub-Adviser) on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser (or the Sub-Adviser) involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser (or the Sub-Adviser), any affiliated person(s) of the Adviser (or the applicable Sub-Adviser), the Fund’s principal underwriter (distributor) or any affiliated person of the principal underwriter (distributor), or any affiliated person of the Trust and the Fund’s or its shareholder’s interests, the Adviser (or the Sub-Adviser) will resolve the conflict by voting in accordance with the policy guidelines or at the Trust’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received in a timely fashion, the Adviser (or the Sub-Adviser) will abstain from voting. Copies of the Adviser’s and the Sub-Adviser’s proxy voting policies is attached hereto as Appendix A and Appendix B, respectively.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 1-888-926-2688; and (2) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at 1-888-926-2688 and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who beneficially owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. As of April 1, 2019, the name, address and percentage of ownership of each entity or person that owned of record or beneficially 5% or more of the outstanding shares of the Fund are as follows:

Class F
Name and Address	Percentage Owned	Type of Ownership
Pershing LLC P.O. Box 2052 Jersey City, NJ 07303-2052	27.52%	Record
Griffin Capital Vertical Partners, L.P. 1520 E. Grand Ave. El Segundo, CA 90245-4341	12.87%	Record

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

Griffin Capital Credit Advisor, LLC, located at Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Delaware limited liability company formed in 2016 for the purpose of advising the Fund. The majority of shares in the Adviser are owned indirectly by Griffin Capital Company, LLC, a Delaware limited liability company, which is controlled by Kevin Shields because he controls more than 25% of the voting interests of Griffin Capital Company, LLC as of the date of this SAI.

Under the general supervision of the Fund’s Board of Trustees, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund and will determine which securities should be purchased, sold or exchanged, as may be delegated to the Sub-Adviser as described in the Prospectus. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.85% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb all operating expenses of the Fund attributable to Class F shares (including offering expenses, taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.85% per annum of the Fund’s average daily net assets attributable to Class F shares so long as Class F shares are outstanding (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect unless and until the Board approves its modification or termination.

During the fiscal year ended December 31, 2018 and the fiscal period April 3, 2017 to December 31, 2017, the Fund paid $2,514,730 and $598,942 in advisory fees to the Adviser, respectively. The Adviser waived certain advisory fees and reimbursed Fund expenses of $1,814,693 and $993,717 respectively during those periods.

The Sub-Adviser

The Adviser has engaged BCSF Advisors, LP (“BCSF” or the “Sub-Adviser”), an SEC registered investment adviser pursuant to the provisions of the Advisers Act, to manage the Fund's investment portfolio. BCSF is located at 200 Clarendon Street, Boston, MA 02116.

Under the terms of the Sub-Advisory Agreement, the Sub-Adviser will receive fees as follows: 0.75% for up to $250 million in assets under advisement, 0.65% for $250 million to $500 million in assets under advisement, 0.60% for $500 million to $1 billion in assets under advisement and 0.55% for $1 billion or more in assets under advisement. The Fund will reimburse the Sub-Adviser for certain expenses related to the identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling), refinancing or restructuring of investment opportunities for the Fund.

During the fiscal year ended December 31, 2018 and the fiscal period April 3, 2017 to December 31, 2017, the Adviser paid $854,347 and $74,917 in fees to the Sub-Adviser, respectively.

Potential Conflicts of Interest - Adviser

The Adviser may provide investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser and the investment professionals, who on behalf of the Adviser, provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate. Set out below are practices that the Adviser follows.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser, or by the Adviser for the Adviser Accounts, if any, that are the same as, different from or made at a different time than, positions taken for the Fund.

Potential Conflicts of Interest – Sub-Adviser

The Sub-Adviser is an affiliate of Bain Capital Credit, LP (“Bain Capital Credit”). Bain Capital Credit is the credit investing arm of Bain Capital, LP (“Bain Capital”) one of the world’s premier alternative investment firms. As a result of arrangements with Bain Capital Credit, there may be times when the Sub-Adviser has interests that differ from those of shareholders, giving rise to a conflict of interest.

Conflicts Related to Obligations of Bain Capital Credit, LP or the Portfolio Managers

Bain Capital Credit employees, including the Fund’s portfolio managers, serve, or may serve, as officers, directors, members, or principals of entities that operate in the same or a related line of business as we do, or of investment funds, accounts, or investment vehicles managed by Bain Capital Credit and/or its affiliates. Similarly, Bain Capital Credit and its affiliates may have other clients with similar, different or competing investment objectives.

In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of us or our stockholders. For example, Bain Capital Credit has management responsibilities for other investment funds, accounts and investment vehicles. There is a potential that the Fund will compete with these funds, and other entities managed by Bain Capital Credit and its affiliates, for capital and investment opportunities. As a result, Bain Capital Credit and any portfolio managers who are affiliated with Bain Capital Credit will face conflicts in the allocation of investment opportunities among the Fund and the investment funds, accounts and investment vehicles managed by Bain Capital Credit and its affiliates. Bain Capital Credit intends to allocate investment opportunities among eligible investment funds, accounts and investment vehicles in a manner that is fair and equitable over time and consistent with its allocation policy. However, the Sub-Adviser can offer no assurance that such opportunities will be allocated to the Fund fairly or equitably in the short-term or over time.

Conflicts may also arise because portfolio decisions regarding the Fund may benefit other accounts managed by the Sub-Adviser or its affiliates. For example, the sale of a long position or establishment of a short position by the Fund may impair the price of the same security sold short by (and therefore benefit) one or more affiliates or their other accounts, and the purchase of a security or covering of a short position in a security by the Fund may increase the price of the same security held by (and therefore benefit) one or more affiliates or their other accounts.

Restricted Ability to Enter Into Transactions with Affiliates

The Fund is prohibited under the 1940 Act from participating in certain transactions with affiliates without the prior approval of the Independent Trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of the Fund’s outstanding voting securities will be an affiliate for purposes of the 1940 Act, and the Fund is generally prohibited from buying or selling any security from or to such affiliate without the prior approval of the Independent Trustees. The Fund considers the Sub-Adviser and its affiliates, including Bain Capital Credit, to be affiliates for such purposes. The 1940 Act also prohibits certain “joint” transactions with certain affiliates without prior approval of the Fund’s independent Trustees and, in some cases, of the SEC. The Fund is prohibited from buying or selling any security from or to any person who owns more than 25% of the Fund’s voting securities or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC.

The Fund may, however, invest alongside Bain Capital Credit’s investment funds, accounts and investment vehicles in certain circumstances where doing so is consistent with our investment strategy as well as applicable law and SEC staff interpretations. For example, we may invest alongside such investment funds, accounts and investment vehicles consistent with guidance promulgated by the SEC staff to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that Bain Capital Credit, acting on the Fund’s behalf and on behalf of such investment funds, accounts and investment vehicles, negotiates no term other than price. We may also invest alongside Bain Capital Credit’s investment funds, accounts and investment vehicles as otherwise permissible under regulatory guidance, applicable regulations and Bain Capital Credit’s allocation policy. If the Fund is prohibited by applicable law from investing alongside Bain Capital Credit’s investment funds, accounts and investment vehicles with respect to an investment opportunity, the Fund will not participate in such investment opportunity. This allocation policy provides that allocations among us and investment funds, accounts and investment vehicles managed by the Sub-Adviser and its affiliates will generally be made pro rata based on capital available for investment, as determined, in the case of the Fund, by the Board as well as the terms of the Fund’s governing documents and those of such investment funds, accounts and investment vehicles. It is the Sub-Adviser’s policy to base determinations on such factors as: the amount of cash on-hand, existing commitments and reserves, if any, targeted leverage level, targeted asset mix and diversification requirements and other investment policies and restrictions set by the Board or imposed by applicable laws, rules, regulations or interpretations. The Sub-Adviser expects that these determinations will be made similarly for investment funds, accounts and investment vehicles managed by Bain Capital Credit. However, there can be no assurance that investment opportunities will be allocated to the Fund fairly or equitably in the short-term or over time.

In situations where co-investment with investment funds, accounts and investment vehicles managed by Bain Capital Credit is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer or where the different investments could be expected to result in a conflict between our interests and those of Bain Capital Credit’s clients, subject to the limitations described in the preceding paragraph, Bain Capital Credit will need to decide which client will proceed with the investment. Moreover, except in certain limited circumstances as permitted by the 1940 Act, such as when the only term being negotiated is price, we will be unable to invest in any issuer in which an investment fund, account or investment vehicle managed by Bain Capital Credit has previously invested. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. These restrictions will limit the scope of investment opportunities that would otherwise be available. See also “— Allocation of Investment Opportunities Among the Fund and Other Funds Advised by Affiliated Investment Advisers” below.

In an order dated March 22, 2018, the SEC granted exemptive relief to the Fund, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with certain affiliates of Bain Capital Credit (“Co-Investment Program”), including investments in senior direct lending investments (“SDLs) and non-performing loans (“NPLs”). Under the terms of the Co-Investment Program, the Fund’s participation in potential investments proposed by the Sub-Adviser requires approval from the Adviser’s Investment Committee and a majority of the Fund’s Independent Trustees.

Operation in a Highly Competitive Market for Investment Opportunities

The business of investing in assets meeting the Fund’s investment objective is highly competitive. Competition for investment opportunities includes a growing number of nontraditional participants, such as hedge funds, senior private debt funds, including business development companies, and other private investors, as well as more traditional lending institutions and competitors. Some of these competitors may have access to greater amounts of capital and to capital that may be committed for longer periods of time or may have different return thresholds than the Fund, and thus these competitors may have advantages not shared by the Fund. Furthermore, many of the Fund’s competitors are not subject to the regulatory restrictions that the 1940 Act imposes on the Fund. Increased competition for, or a diminishment in the available supply of, investments suitable for the Fund could result in lower returns on such investments. Moreover, the identification of attractive investment opportunities is difficult and involves a high degree of uncertainty. The Fund may incur significant expenses in connection with identifying investment opportunities and investigating other potential investments which are ultimately not consummated, including expenses relating to due diligence, transportation, legal expenses and the fees of other third party advisors.

The Fund may also compete for investment opportunities with investment funds, accounts and investment vehicles managed by Bain Capital Credit. Although Bain Capital Credit will allocate opportunities in accordance with its policies and procedures, allocations to such investment funds, accounts and investment vehicles will reduce the amount and frequency of opportunities available to us and may not be in the best interests of the Fund and our shareholders. Moreover, the performance of investments will not be known at the time of allocation.

Resolution of Conflicts

The Sub-Adviser will approach all conflicts of interest using its best judgment, but in its sole discretion. When conflicts arise between the Fund, on the one hand, and a fund advised by the Sub-Adviser or its affiliates, on the other hand, the Sub-Adviser will represent the interests of the Fund, and the other participating investment adviser will represent the interests of the fund it advises. In resolving conflicts, the Sub-Adviser and the other affiliated investment advisers will generally consider various factors, including the interests of the Fund and the funds they advise in the context of both the immediate issue at hand and the longer term course of dealing among the Fund and the funds they advise. From time to time and as required by applicable law or under the terms of its exemptive relief, the Sub-Adviser and other affiliated investment advisers may determine to refer certain conflicts of interest to Bain Capital’s allocation committee (the “Allocation Committee”), comprised of senior Bain Capital personnel, for review and resolution, particularly in situations where the Sub-Adviser and other affiliated investment advisers are unable to resolve such conflicts. Similarly, the Allocation Committee may in its sole discretion determine to review and make determinations regarding certain conflicts of interest. See also “— Allocation of Investment Opportunities Among the Fund, Other Investment Advisor Funds and Related Funds” below.

When conflicts arise between the Fund, on the one hand, and another fund advised by an affiliated investment adviser, on the other hand, the Sub-Adviser will resolve the conflict. In doing so, it will generally consider various factors, including the interests of the Fund and the other fund advised by the affiliated investment adviser with respect to the immediate issue and/or with respect to the longer term course of dealing among the Fund and the other fund advised by the affiliated investment adviser. In the case of such conflicts involving the Fund and other funds advised by the affiliated investment adviser, the Sub-Adviser’s determination as to which factors are relevant, and the resolution of such conflicts will be made in the Sub-Adviser’s sole discretion except as required by the governing documents of the Fund. There can be no assurance that the Sub-Adviser will be able to resolve all conflicts in a manner that is favorable to the Fund.

Allocation of Investment Opportunities Among the Fund and Other Funds Advised by Affiliated Investment Advisers

The Sub-Adviser and Bain Capital Credit sponsor and manage various investment vehicles (including managed accounts), and each expects to form new investment vehicles in the future, some of which have and will have an investment strategy or objective that overlaps (in whole or in part) with those of the Fund. Certain funds are subject to investment allocation requirements (the “Investment Allocation Requirements”). Investment Allocation Requirements may be set forth in the instrument under which such fund was established (such as a fund’s limited partnership agreement (or analogous organizational document) or private placement memorandum), or in side letters.

Other funds advised by affiliated investment advisers, as well as investment vehicles formed in the future, will make certain investments that are appropriate for the Fund, and the Fund may receive a smaller allocation of any such investment or no allocation at all as a result. These relationships are likely to present conflicts of interest in determining how much, if any, of certain investment opportunities to offer to the Fund. Subject to any Investment Allocation Requirements, opportunities for investments will be allocated among the Fund and other funds advised by affiliated investment advisers in a manner that the Sub-Adviser and the applicable affiliated investment advisers, believe in their sole discretion to be appropriate given factors they believe to be relevant. Such factors with respect to the Fund on the one hand, and the other funds advised by affiliated investment advisers on the other, and/or with respect to the target, as applicable, will generally include, but are not necessarily limited to, the following:

•	investment objectives, guidelines and investment focus;
•	target’s geography, nature of its business and scale;
•	transaction sourcing;
•	liquidity and reserves;

•	diversification;
•	lender covenants and other limitations;
•	amount of capital available for investment, as well as projected future capacity for investment;
•	targeted rate of return;
•	stage of development of the prospective portfolio company or other investment and anticipated holding period of the prospective portfolio company;
•	portfolio composition;
•	suitability as a follow-on investment for a current portfolio company;
•	the availability of other suitable investments;
•	risk considerations;
•	cash flow considerations;
•	asset class restrictions;
•	industry and other allocation targets;
•	minimum and maximum investment size requirements;
•	tax implications and restrictions;
•	legal, contractual or regulatory constraints;
•	account size;
•	account ramp-up status; and
•	any other considerations or relevant limitations imposed by or conditions set forth in the applicable offering documents and limited partnership agreements (or analogous organizational documents) of each fund.

With respect to the Co-Investment Program, allocations among the Fund and other affiliated accounts managed by Bain Capital Credit or its affiliates are generally based on recommended amounts which generally provides that such allocations are made pro rata based on the order size of each participating account. In certain situations where co-investment with one or more participating accounts managed by Bain Capital Credit, LP or its affiliates is not covered by the Co-Investment Program, the Sub-Adviser will make allocation determinations based on the Sub-Adviser’s policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably. In particular, it is anticipated that accounts sharing similar investment mandates and guidelines will participate on a pro rata basis based on order size. However, because of the factors described above, it is expected that not all clients pursuing a similar strategy will participate in, or will receive a pro rata share of, every investment opportunity. From time to time, Bain Capital Credit or other affiliated investment advisers may determine to refer certain investment opportunities to the Allocation Committee for review and resolution, particularly in situations where the Sub-Adviser and other affiliated investment advisers are unable to resolve conflicts in the allocation of investment opportunities among the Fund, other funds advised by affiliated investment advisers and/or Third Parties coinvesting with the Fund. Similarly, the Allocation Committee may in its sole discretion determine to review and make determinations regarding certain allocations of investment opportunities.

Bain Capital Credit, the Sub-Adviser, and affiliated investment advisers have substantial discretion in allocating investment opportunities. The foregoing methodology for allocation of investment opportunities will likely vary over time and will be on a case-by-case basis.

In connection with its investment activities, the Sub-Adviser and the other affiliated investment advisers have in the past and may in the future encounter situations in which they must determine how to allocate investment opportunities among various clients and other persons, which may include, but are not limited to, the following:

1) the Fund and other funds advised by affiliated investment advisers for which this is a suitable investment;

2) any co-investment vehicles that have been formed to invest side-by-side with one or more of the Fund, or other funds advised by affiliated investment advisers in all or particular transactions entered into by such fund(s) (the investors in such co-investment vehicles may include employees, business associates and other “friends and family” of Bain Capital Credit or its personnel; individuals and entities that are also Fund shareholders; and/or individuals and entities that are not Fund shareholders (“Third Parties”));

3) Fund shareholders and/or Third Parties that wish to make direct investments (i.e., not through an investment vehicle) side-by-side with one or more of the Fund or other funds advised by affiliated investment advisers in particular transactions entered into by the Fund or such other funds advised by affiliated investment advisers; and

4) Fund shareholders and/or Third Parties acting as “co-sponsors” with the Fund with respect to a particular transaction.

Bain Capital Credit has adopted policies and procedures relating to the allocation of investment opportunities among the Fund, other funds advised by affiliated investment advisers and/or Third Parties co-investing with the Fund, and will make allocation determinations consistently therewith to the extent such policies and procedures apply to a particular investment opportunity. From time to time, Bain Capital Credit or other affiliated investment advisers may determine to refer certain investment opportunities to the Allocation Committee for review and resolution, particularly in situations where the Sub-Adviser and other affiliated investment advisers are unable to resolve conflicts in the allocation of investment opportunities among the Fund, other funds advised by affiliated investment advisers and/or Third Parties coinvesting with the Fund. Similarly, the Allocation Committee may in its sole discretion determine to review and make determinations regarding certain allocations of investment opportunities.

PORTFOLIO MANAGERS

Andrew Carlino , Nate Whittier, Michael Ewald and Alon Avner, each an employee of Bain Capital Credit, serve as the Fund’s portfolio managers (“Portfolio Managers”). Andrew Carlino, Mr. Whittier, Mr. Ewald and Mr. Avner are jointly and primarily responsible for overseeing the day to day investment operations of the Fund.

Andrew Carlino, Mr. Whittier, Mr. Ewald and Mr. Avner each receive a salary, retirement plan benefits and performance-based bonus from the Sub-Adviser or its affiliates. The performance based bonus is measured yearly based on an overall assessment of the financial performance of the Sub-Adviser, the team of which a portfolio manager is a member, and the portfolio manager’s performance in managing accounts against the account’s applicable stated benchmark. Because the Fund’s portfolio manager may manage assets for other pooled investment vehicles and/or other accounts (including institutional clients, pension plans and certain high net worth individuals) (collectively “Client Accounts”), or may be affiliated with such Client Accounts, there may be an incentive to favor one Client Account over another, resulting in conflicts of interest. For example, the Sub-Adviser may, directly or indirectly, receive fees from Client Accounts that are higher than the fee it receives from the Fund, or it may, directly or indirectly, receive a performance-based fee on a Client Account. In those instances, a portfolio manager may have an incentive to not favor the Fund over the Client Accounts. The Sub-Adviser has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

As of December 31, 2018, Andrew Carlino is responsible for the management of the following types of accounts in addition to the Fund (asset values have been estimated):

Other Accounts by Type[1]	Total Number of Accounts by Account Type	Total Assets by Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets by Account Type Subject to a Performance Fee
Registered Investment Companies	1	$1,119,192,277	0	$0
Other Pooled Investment Vehicles	4	$4,123,627,024	1	$1,351,013,307
Other Accounts	30	$9,448,902,865	12	$3,197,440,457

As of December 31, 2018, Nate Whittier is responsible for the management of the following types of accounts in addition to the Fund (assets values have been estimated):

Other Accounts by Type[1]	Total Number of Accounts by Account Type	Total Assets by Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets by Account Type Subject to a Performance Fee
Registered Investment Companies	1	$1,119,192,277	0	$0
Other Pooled Investment Vehicles	4	$4,123,627,024	1	$1,351,013,307
Other Accounts	30	$9,448,902,865	12	$3,197,440,457

As of December 31, 2018, Michael Ewald is responsible for the management of the following types of accounts in addition to the Fund (assets values have been estimated):

Other Accounts by Type[2]	Total Number of Accounts by Account Type	Total Assets by Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets by Account Type Subject to a Performance Fee
Registered Investment Companies	1	$1,791,014,099	1	$1,791,014,099
Other Pooled Investment Vehicles	11	$2,502,117,215	11	$2,502,117,215
Other Accounts	9	$2,901,882,478	9	$2,901,882,478

As of December 31, 2018, Alon Avner is responsible for the management of the following types of accounts in addition to the Fund (assets values have been estimated):

Other Accounts by Type[3]	Total Number of Accounts by Account Type	Total Assets by Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets by Account Type Subject to a Performance Fee
Registered Investment Companies	0	0	0	$0
Other Pooled Investment Vehicles	3	$1,581,581,988	3	$1,581,581,988
Other Accounts	1	$351,946,980	1	$351,946,980

[1]	Some of the accounts noted herein have additional co-portfolio managers.
[2]	Mr. Ewald’s management of the Fund is related to certain SDL assets and not the Fund as a whole.
[3]	Mr. Avner’s management of the Fund is related to certain NPL assets and not the Fund as a whole.

As of December 31, 2018, Andrew Carlino, Mr. Whittier, Mr. Ewald and Mr. Avner did not own shares of the Fund.

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by either (i) the portfolio manager who is an employee of the Adviser or (ii) designated employees of the Sub-Adviser. Both the Adviser and the Sub-Adviser are authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund and the Adviser or the Sub-Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as either the Adviser or the Sub-Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, both the Adviser and the Sub-Adviser will take the following into consideration: execution capability, trading expertise, accuracy of execution, commission rates, reputation and integrity, fairness in resolving disputes, financial responsibility and responsiveness.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if either the Adviser or the Sub-Adviser, as applicable, determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, either the Adviser or the Sub-Adviser, as applicable, may select brokers or dealers who also provide brokerage, research and other services to other accounts over which either the Adviser or the Sub-Adviser, as applicable, exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund. During the fiscal year ended December 31, 2018 and the fiscal period April 3, 2017 to December 31, 2017, the Fund paid $5,133 and $0 in brokerage commissions, respectively.

Affiliated Party Brokerage

The Adviser and its affiliates, as well as the Sub-Adviser and its affiliates, will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument each on the same day.

The Adviser, as well as the Sub-Adviser, places its trades under a policy adopted by the Trustees pursuant to Section 17(e) and Rule 17(e)(1) under the 1940 Act which places limitations on the securities transactions effected through the Distributor. The policy of the Fund with respect to brokerage is reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified. During the fiscal year ended December 31, 2018 and the fiscal period April 3, 2017 to December 31, 2017, the Fund paid $0 in affiliate party brokerage commissions.

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

The Fund intends to qualify as regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Net investment income is made up of dividends and interest less expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carry forward of the Fund.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should not be required to pay any federal income or excise taxes. Distributions of net investment income will be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a regulated investment company under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund’s ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements.

Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

Original Issue Discount and Pay-In-Kind Securities

Current federal tax law requires the holder of a U.S. Treasury or other fixed-income zero coupon security to accrue as income each year a portion of the discount at which the security was purchased, even though the holder receives no interest payment in cash on the security during the year. In addition, pay-in-kind securities will give rise to income which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. A portion of the OID includable in income with respect to certain high-yield corporate debt securities (including certain pay-in-kind securities) may be treated as a dividend for U.S. federal income tax purposes.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund in the secondary market may be treated as having market discount. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security. Market discount generally accrues in equal daily installments. The Fund may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income.

Some debt securities (with a fixed maturity date of one year or less from the date of issuance) that may be acquired by the Fund may be treated as having acquisition discount, or OID in the case of certain types of debt securities. Generally, the Fund will be required to include the acquisition discount, or OID, in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. The Fund may make one or more of the elections applicable to debt securities having acquisition discount, or OID, which could affect the character and timing of recognition of income.

A fund that holds the foregoing kinds of securities may be required to pay out as an income distribution each year an amount, which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.

Shareholders of the Fund may be subject to state and local taxes on distributions received from the Fund and on redemptions of the Fund’s shares.

A brief explanation of the form and character of the distribution accompany each distribution. In January of each year the Fund issues to each shareholder a statement of the federal income tax status of all distributions.

Shareholders should consult their tax advisers about the application of federal, state and local and foreign tax law in light of their particular situation.

NPL Subsidiary

The Fund invests a portion of its assets in the NPL Subsidiary, which is classified as a corporation for U.S. federal income tax purposes. A foreign corporation, such as the NPL Subsidiary, will generally not be subject to U.S. federal income taxation unless it is deemed to be engaged in a U.S. trade or business. The NPL Subsidiary conducts its activities in a manner so as to meet the requirements of a safe harbor under Section 864(b)(2) of the Internal Revenue Code (the "Safe Harbor") pursuant to which the NPL Subsidiary can engage in limited activities without being deemed to be engaged in a U.S. trade or business. However, if certain of the NPL Subsidiary's activities were determined not to be of the type described in the Safe Harbor or if the NPL Subsidiary's gains are attributable to investments in securities that constitute U.S. real property interests (which is not expected), then the activities of the NPL Subsidiary may constitute a U.S. trade or business, or be taxed as such.

In the past, the Internal Revenue Service issued a number of private letter rulings to other funds (unrelated to the Fund), which indicated that certain income from a fund's investment in a wholly-owned foreign NPL Subsidiary would constitute "qualifying income" for purposes of Subchapter M. However, the Fund does not have a private letter ruling, and the Internal Revenue Service no longer issues such private letter rulings. Moreover, in September 2016, the Internal Revenue Service issued proposed regulations that, if finalized in proposed form, would provide that the income that the Fund derives from its investment in the NPL Subsidiary in any taxable year would only be treated as "qualifying income" for purposes of the 90% gross income requirement of Subchapter M to the extent that the NPL Subsidiary makes certain dividend distributions to the Fund out of the NPL Subsidiary's earnings and profits for that same taxable year. Therefore, the NPL Subsidiary will, no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the NPL Subsidiary, in an amount approximately equal to the total amount of "Subpart F" income (as defined in Section 951 of the Code) generated by or expected to be generated by the NPL Subsidiary's investments during the fiscal year.

In general, a foreign corporation that does not conduct a U.S. trade or business is nonetheless subject to tax at a flat rate of 30 percent (or lower tax treaty rate), generally payable through withholding, on the gross amount of certain U.S.-source income that is not effectively connected with a U.S. trade or business. There is presently no tax treaty in force between the U.S. and the Cayman Islands that would reduce this rate of withholding tax. Income subject to such a flat tax includes dividends and certain interest income. The 30 percent tax does not apply to U.S. source capital gains (whether long-term or short-term) or to interest paid to a foreign corporation on its deposits with U.S. banks. The 30 percent tax also does not apply to interest which qualifies as "portfolio interest." The term "portfolio interest" generally includes interest (including original issue discount) on an obligation in registered form which has been issued after July 18, 1984 and with respect to which the person, who would otherwise be required to deduct and withhold the 30 percent tax, received the required statement that the beneficial owner of the obligation is not a U.S. person within the meaning of the Internal Revenue Code. Under certain circumstances, interest on bearer obligations may also be considered portfolio interest.

The NPL Subsidiary is wholly-owned by the Fund. A U.S. person who owns (directly, indirectly or constructively) 10 percent or more of the total combined voting power of all classes of stock of a foreign corporation is a "U.S. Shareholder" for purposes of the controlled foreign corporation ("CFC") provisions of the Internal Revenue Code. A foreign corporation is a CFC if, on any day of its taxable year, more than 50 percent of the voting power or value of its stock is owned (directly, indirectly or constructively) by "U.S. Shareholders." Because each Fund is a U.S. person that will own all of the stock of each NPL Subsidiary, the Fund will be a "U.S. Shareholder" and the NPL Subsidiary is a CFC. As a "U.S. Shareholder," the Fund is required to include in gross income for United States federal income tax purposes all of the NPL Subsidiary's "subpart F income" (defined, in part, below), whether or not such income is distributed by the NPL Subsidiary. It is expected that all of the NPL Subsidiary's income will be "subpart F income." "Subpart F income" generally includes interest, original issue discount, dividends, net gains from the disposition of stocks or securities, receipts with respect to securities loans and net payments received with respect to equity swaps and similar derivatives. Each Fund's recognition of the NPL Subsidiary's "subpart F income" will increase the Fund's tax basis in the NPL Subsidiary. Distributions by the NPL Subsidiary to the Fund is tax-free, to the extent of its previously undistributed "subpart F income," and will correspondingly reduce the Fund's tax basis in the NPL Subsidiary. "Subpart F income" is generally treated as ordinary income, regardless of the character of the NPL Subsidiary's underlying income.

In general, each "U.S. Shareholder" is required to file IRS Form 5471 with its U.S. federal income tax (or information) returns providing information about its ownership of the CFC and the CFC. In addition, a "U.S. Shareholder" may in certain circumstances be required to report a disposition of shares in the NPL Subsidiary by attaching IRS Form 5471 to its U.S. federal income tax (or information) return that it would normally file for the taxable year in which the disposition occurs. In general, these filing requirements will apply to investors of the Fund if the investor is a U.S. person who owns directly, indirectly or constructively (within the meaning of Sections 958(a) and (b) of the Internal Revenue Code) 10 percent or more of the total combined voting power of all classes of voting stock of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the foreign corporation, and who owned that stock on the last day of that year.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Administrator

ALPS Fund Services, Inc. (“ALPS”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the Fund’s administrator and fund accountant pursuant to a fund services agreement between ALPS and the Fund. For its services as administrator and accounting agent, the Fund pays ALPS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

During the fiscal year ended December 31, 2018 and the fiscal period April 3, 2017 to December 31, 2017, the Fund paid $320,513 and $136,416 in administration and fund accounting fees to ALPS, respectively.

Distributor

ALPS Distributors, Inc. (the “Distributor”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, is serving as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions.

Transfer Agent

DST Systems, Inc., located at 333 W. 11th Street, Kansas City, MO 64105, serves as transfer agent pursuant to a transfer agency agreement between DST Systems, Inc. and the Fund.

Legal Counsel

Greenberg Traurig, LLP, 3333 Piedmont Road, NE, Suite 2500, Atlanta GA 30305, acts as legal counsel to the Fund.

Custodian

The Bank of New York Mellon Trust Company, National Association (the “Custodian”) serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian is located at 601 Travis Street, 16th Floor, Houston, Texas 77002.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. PricewaterhouseCoopers LLP is located at 101 Seaport Boulevard, Suite 500, Boston, MA 02210.

FINANCIAL STATEMENTS

The financial statements for the Fund’s fiscal year ended December 31, 2018 and the independent registered public accounting firm’s report contained in the Fund’s annual report dated December 31, 2018 are incorporated by reference to this SAI. The Fund’s annual report is available upon request, without charge, by calling the Fund toll free at 1-888-926-2688.

APPENDIX A

GRIFFIN CAPITAL CREDIT ADVISOR, LLC

PROXY VOTING POLICY

Policy

Griffin Capital Credit Advisor, LLC, (the” Adviser”), as a matter of policy and as a fiduciary to the Griffin Institutional Access Credit Fund (the “Fund”), has the responsibility for voting proxies for securities held by the Fund consistent with the best interests of the Fund. The Adviser has delegated the voting responsibility for the Fund’s sub-adviser, BCSF Advisors, LP (the “Sub-Adviser”), an affiliate of Bain Capital Credit, LP. The Sub-Adviser maintains written policies and procedures as to the handling, voting and reporting of proxies. The Adviser shall cause the Fund to make appropriate disclosures about the Fund’s proxy policies and practices and the availability of the Fund’s proxy voting record.

Background & Description

In general, proxy voting is an important right of Fund shareholders and reasonable care and diligence must be undertaken to ensure that such rights are properly exercised on a timely basis.

SEC registered investment advisers who exercise voting authority over client securities, are required by Rule 206(4)-6 of the Advisers Act to (a) adopt and implement written policies and procedures that are reasonably designed to ensure that client securities are voted in the best interests of clients, which must include how an adviser addresses material conflicts that may arise between an adviser's interests and those of its clients; (b) disclose to clients how they may obtain information from the adviser with respect to the voting of proxies for their securities; (c) describe to clients a summary of the adviser’s proxy voting policies and procedures and, upon request, furnish a copy to its clients; and (d) maintain certain records relating to the adviser's proxy voting activities when the adviser does have proxy voting authority.

The Sub-Adviser is responsible for exercising voting authority over securities held by the Fund consistent with the Fund’s best interests, which is viewed as making a judgment as to what voting decision (including a decision not to vote) is reasonably likely to maximize total return to the Fund. The Sub-Adviser maintains proxy voting policies and procedures consistent with SEC Rule 206(4)-6 of the Advisers Act.

Responsibility

The CCO has responsibility for implementation and monitoring of the Adviser and Fund’s proxy voting policy, practices, disclosures and recordkeeping.

Procedures

The Adviser has adopted procedures to implement the proxy voting policy and to monitor and ensure its policy is observed and amended or updated, as appropriate, which include the following.

General Voting Procedures and Guidelines

The Adviser has delegated the voting responsibility for the Fund to the Sub-Adviser. The Sub-Adviser votes proxies for the Fund in a manner consistent with its proxy voting policies and procedures, and any written instructions from the Adviser or the Fund. As a fiduciary, the Sub-Adviser has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of its clients, including the Fund, and not to subrogate client interests to its own interests. To meet its fiduciary obligations, the Sub-Adviser seeks to ensure that its votes proxies in the best interest of its clients, including the Fund, and address how it will resolve any conflict of interest that may arise when voting proxies.

The Sub-Adviser intends to vote proxies on behalf of the Fund either in accordance with management recommendations, or otherwise in the best interests of the Fund, taking into account such factors as it deems relevant in its sole discretion. Upon receipt of a proxy request, the Sub-Adviser’s operations department contacts the senior investment professional responsible for the issuer. The senior investment professional reviews the information, determines what is in the best interests of the Fund and ensures the vote is completed in a timely manner. The Sub-Adviser’s proxy voting policy is designed to ensure that if a material conflict of interest is identified in connection with a particular proxy vote, that the vote is not improperly influenced by the conflict. Conflicts of interest will arise from time to time in relation to proxy voting requirements. The Sub-Adviser shall monitor all proxies for any potential conflicts of interest. If a material conflict of interest arises, the Sub-Adviser will determine what is in the best interests of the Fund and will seek to take appropriate steps to eliminate any such conflict.

The Adviser expects the Sub-Adviser to vote proxies according to its stated proxy voting policy and in the best interest of shareholders. The Sub-Adviser may refrain from voting Fund proxies if:

•	the voting materials are not received in sufficient time to allow proper analysis or an informed vote by the voting deadline; and
•	it determines the cost of voting will likely exceed the expected potential benefit to the Fund; or the securities are of a de minimis amount

The Sub-Adviser must notify the Adviser of votes contrary to its general guidelines and document the rationale for any such vote, votes on non-routine matters and instances where the Sub-Adviser refrains from voting. The Sub-Adviser provides the Adviser and Fund with periodic reporting related to its proxy voting practices, votes cast and any votes which are voted contrary to its respective guidelines.

Conflicts of Interest

An investment adviser registered under the Advisers Act has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, the Adviser recognizes that conflicts of interest may arise from time to time in relation to proxy voting requirements. The Sub-Adviser is responsible for identifying, prior to each proxy vote, material actual or potential conflicts between its interests, its affiliates, or employees and the interests of the Fund. A conflict between the Sub-Adviser and any client, including the Fund, can arise in a number of situations. The following non-exclusive examples illustrate conflicts of interest that could arise:

•	undue influence upon the Sub-Adviser or its affiliates, whether exerted by an internal or external party (such as agents of the issuer);

•	A failure to vote in favor of a position supported by management may harm the relationship the Sub-Adviser or its client have with the company;
•	A failure to vote in favor of a particular proposal may harm the relationship the Sub-Adviser or a client has with the proponent of the proposal;
•	A failure to vote for or against a particular proposal may adversely affect a business or personal relationship, such as when an officer of the Sub-Adviser has a spouse or other relative who serves as a director of the company, is employed by the company or otherwise has an economic interest therein;
•	existing or prospective clients or other relationships involving the issuer or the executive officers of the issuer (e.g., changes to prospectus, board of directors, etc.); or
•	Conflicts arising from investment positions held by affiliates of the Sub-Adviser.

Form N-PX

The Adviser shall cause the Fund to file an annual report of proxies voted with respect to portfolio securities of the Fund during the twelve-month period ended June 30 on Form N-PX not later than August 31 of each year.

Disclosure

The Adviser will provide conspicuously displayed information in the Fund’s registration statement and annual report to shareholders describing the policy and procedures used by the Adviser to vote proxies on behalf of portfolio securities, including a statement that shareholders may request information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30th.

The Adviser will also provide a statement in the Fund’s semi-annual report to shareholders notifying shareholders that a description of the policies and procedures that the Fund uses to vote proxies relating to portfolio securities is available without charge upon request. Additionally, the Fund’s semi-annual report will also include a statement notifying shareholders that information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30th is available without charge upon request.

Requests for Information

All requests for information regarding proxy votes, or policies and procedures, received by any Adviser employee, officer, or director should be forwarded to the CCO. In response to any request from a Fund shareholder, the CCO will prepare a written response with the information requested.

Recordkeeping

The Adviser relies on the Sub-Adviser to maintain proxy voting records in accordance with the SEC’s five-year retention requirements including: (i) the Sub-Adviser’s policy and any amendments; (ii) proxy materials; (iii) a record of each vote that it casts (and any decisions to refrain from voting); (iv) any document created that was material to making a decision how to vote or that memorializes that decision; (v) records reflecting the resolution of conflicts of interest; and (vi) client requests for the policy or proxy voting information, and the firm’s response. The CCO shall retain the following proxy records in accordance with the Adviser’s Recordkeeping Policy:

•	These policies and procedures and any amendments;
•	The Sub-Adviser’s proxy voting policies and procedures;
•	Each proxy statement that the Adviser receives;
•	A record of each vote that the Adviser casts;
•	A record of votes cast by the Sub-Adviser on behalf of the Fund (form N-PX);
•	Any specific documents prepared or received in connection with a decision on a proxy vote; and
•	A copy of each written request for information on how the Adviser voted such proxies, and a copy of any written response.

APPENDIX B

BCSF ADVISORS, LP

PROXY VOTING POLICY

A.	Introduction

As a fiduciary, Bain Capital Credit has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of the Clients* and not to subrogate Client interests to its own interests. To meet its fiduciary obligations, Bain Capital Credit seeks to ensure that Bain Capital Credit votes proxies in the best interest of the Clients, and addresses how Bain Capital Credit will resolve any conflict of interest that may arise when voting proxies. This policy attempts to generalize a complex subject and Bain Capital Credit may, from time to time, determine that it is in the best interests of the Clients to depart from specific policies described herein. The Industry Vice President will document the rationale for any such departure in consultation with Compliance.

Compliance is responsible for ensuring that the Clients are provided with (i) a description of Bain Capital Credit’s proxy voting policies and procedures and how the Clients may, upon request, obtain a copy of the proxy voting policies and procedures; and (ii) instructions about how a Client may obtain information as to how Bain Capital Credit voted the Client’s securities. The Chief Compliance Officer and the Chief Operating Officer are responsible for responding to requests regarding the proxies voted by Bain Capital Credit. For purposes of this Proxy Voting policy, references to “Bain Capital Credit” include the controlling entities of the Investment Vehicles, which vote securities held by the Investment Vehicles.

In addition, any changes in the proxy voting agent require a diligence review and approval from Compliance.

*	With respect to Clients that are Registered Funds or BDCs for whom Bain Capital Credit serves as adviser or sub-adviser, Bain Capital Credit will coordinate with such Registered Funds’ or BDCs’ adviser (if applicable) and the Registered Funds or BDCs to determine the appropriate party for voting proxies (i.e., whether the Registered Funds’ or BDCs’ proxy policies delegate proxy voting responsibility to Bain Capital Credit).

B.	Procedures

Operations is responsible for processing all proxy notifications received by Bain Capital Credit. All proxy voting requests received are forwarded to the Industry Vice President responsible for the issuer. The Industry Vice President communicates the proxy voting decision to Operations. The hard-copy documentation is completed by Operations and sent back to the appropriate party. Operations maintains a log of all proxy voting documentation received and the status thereof.

C.	Conflicts of Interest

Bain Capital Credit recognizes that conflicts of interest may arise from time to time in relation to proxy voting requirements. A conflict between Bain Capital Credit and any Client can arise in a number of situations. The following non-exclusive examples illustrate conflicts of interest that could arise:

•	A failure to vote in favor of a position supported by management may harm the relationship Bain Capital Credit or a Client has with the company;

•	A failure to vote in favor of a particular proposal may harm the relationship Bain Capital Credit or a Client has with the proponent of the proposal;

•	A failure to vote for or against a particular proposal may adversely affect a business or personal relationship, such as when an officer of Bain Capital Credit has a spouse or other relative who serves as a director of the company, is employed by the company or otherwise has an economic interest therein; or

•	Conflicts arising from investment positions held by affiliates.

PROSPECTUS

April 30, 2019

Griffin Institutional Access Credit Fund

Class I Shares (CRDIX) of Beneficial Interest

Griffin Institutional Access Credit Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s Class I Statement of Additional Information (“SAI”) dated April 30, 2019, has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at c/o ALPS Fund Services, Inc., 1290 Broadway, Suite 1100, Denver, CO 80203, or by calling toll-free 1-888-926-2688. The table of contents of the SAI appears on page 37 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports and other information about the Fund or make shareholder inquiries by calling 1-888-926-2688 or by visiting http://www.griffincapital.com. The SAI, material incorporated by reference and other information about the Fund, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objective. The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.

Summary of Investment Strategy. The Fund pursues its investment objective by investing in a range of secured and unsecured debt obligations, which may be syndicated, consisting of U.S. high yield securities, global high yield securities, and other fixed-income and fixed-income related securities, including direct originated debt obligations and collateralized loan obligations (“CLOs”). The Fund generally focuses its investment activities on companies that Griffin Capital Credit Advisor, LLC (the “Adviser”) and BCSF Advisors, LP (“BCSF” or the “Sub-Adviser”) believe have leading market positions, significant asset or franchise values, strong free cash flows, experienced senior management teams and high-quality sponsors (if the company is externally sponsored). The portfolio may consist of high yield bonds, bank loans, equity securities, CLOs, and, to a lesser extent, non-performing loans (“NPLs”). The portfolio may also consist of senior direct lending investments (“SDLs”) which may also include subordinate and unitranche direct lending. The Fund may also acquire warrants and other equity interests through its direct lending activities. Between 10% and 75% of the Fund’s assets may be invested in debt securities of foreign issuers. Substantially all of the Fund’s assets may be invested in debt securities rated below investment grade, which are also known as “junk securities.”

Risks. Investing in the Fund involves a high degree of risk. In particular:

●	The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.
●	The Fund will ordinarily accrue and pay distributions from its net investment income, if any, once a quarter, however, the amount of distributions that the Fund may pay, if any, is uncertain.
●	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as a return of capital.
●

The Fund may invest in CLOs. CLOs issue classes or “tranches” that vary in risk and yield and may experience substantial losses due to actual defaults, decrease of market value due to collateral defaults and removal of subordinate tranches, market anticipation of defaults and investor aversion to CLO securities as a class. The risks of investing in CLOs depend largely on the tranche invested in and the type of the underlying debts and loans in the tranche of the CLO, in which the Fund invests. The Fund invests in CLOs without regard to tranche. CLOs also carry risks including, but not limited to, interest rate risk and credit risk.

●	Investors will pay offering expenses. You will have to receive a total return at least in excess of these expenses to receive an actual return on your investment.
●

The shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s shares, liquidity for the Fund’s shares will be provided only through quarterly repurchase offers for no less than 5% of Fund’s shares at net asset value, and there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s shares may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Risk Factors” below in this prospectus.

The Adviser. The Fund’s investment adviser is Griffin Capital Credit Advisor, LLC, an SEC registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Sub-Adviser. The Adviser has engaged BCSF Advisors, LP, an SEC registered investment adviser under the Advisers Act, to provide ongoing research, opinions and recommendations regarding the Fund’s investment portfolio. BCSF is an affiliate of Bain Capital Credit, LP (“Bain Capital Credit”). Bain Capital Credit was formed in 1998 as the credit investing arm of Bain Capital, LP (“Bain Capital”) one of the world’s premier alternative investment firms, with approximately $105 billion in assets under management as of September 30, 2018. BCSF has entered into a resource sharing agreement with Bain Capital Credit, pursuant to which Bain Capital Credit will provide BCSF with experienced investment professionals and access to the resources of Bain Capital Credit. All references to BCSF shall include the relevant professionals from Bain Capital Credit as applicable. Bain Capital Credit invests across the full spectrum of credit strategies, including leveraged loans, high-yield bonds, distressed debt, direct lending, structured products, NPLs and equities. With offices in Boston, Chicago, New York, London, Dublin, Hong Kong, Sydney, Madrid, Guangzhou, Seoul, and Melbourne, Bain Capital Credit and its subsidiaries have a global footprint with approximately $39 billion in assets under management as of January 1, 2019.

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund, including Class I shares. The Fund has registered 40,000,000 shares, is authorized as a Delaware statutory trust to issue an unlimited number of shares, and offers them through its distributor under the terms of the relevant prospectus at net asset value from which any applicable sales load will be deducted. As of April 1, 2019, the Fund’s net asset value per share was $24.78 for Class I shares. As of April 1, 2019, there were 5,677,496 Class I shares outstanding. Class I shares are not subject to sales loads. The Fund offers Class A shares and Class C shares, Class F shares, and Class L shares by separate prospectuses. The minimum initial investment for Class I shares is $1,000,000, while subsequent investments may be made in any amount. The Fund reserves the right to waive the investment minimum. The Fund’s shares are offered through ALPS Distributors, Inc. (the “Distributor”), as the distributor. In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to solicit orders for the sale of the shares. Monies received will be invested promptly and no arrangements have been made to place such monies in an escrow, trust or similar account. During the continuous offering, shares will be sold at the net asset value of the Fund next determined. See “Plan of Distribution.” The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended until the Fund has sold shares in an amount equal to approximately $1 billion.

	NAV[1]	Sales Load[1]	Price to the Public[1]	Proceeds to Registrant[1]
Per Class I Share	$24.78	None	$24.78	$24.78
Total Minimum	$1,000,000	$0.00	$1,000,000	$1,000,000
Total Maximum	$1,000,000,000	$0.00	$1,000,000,000	$1,000,000,000

[1]	As of April 1, 2019.

Investment Adviser
Griffin Capital Credit Advisor, LLC

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Electronic Reports Disclosure - Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary (such as a broker-dealer or bank). Instead, the reports will be made available on the Fund’s website (www.griffincapital.com), and you will be notified by mail each time a report is posted and provided with a website link to access the report.

You may elect to receive all future reports in paper free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Fund, you can call the Fund toll-free at 1-888-926-2688 or submit a signed letter of instruction requesting paper reports to Griffin Institutional Access Credit Fund, c/o DST Systems, Inc., 430 W 7th St, Kansas City, MO 64105-1407. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the fund complex if you invest directly with a fund.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically anytime by contacting your financial intermediary or, if you invest directly with the Fund, by enrolling at www.griffincapital.com.

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the Statement of Additional Information, particularly the information set forth under the heading “Risk Factors.”

The Fund

Griffin Institutional Access Credit Fund is a continuously offered, non-diversified, closed-end management investment company. See “The Fund.” The Fund is an interval fund that will provide limited liquidity by offering to make quarterly repurchases of each class of shares at that class of shares’ net asset value, which will be calculated on a daily basis. See “Quarterly Repurchases of Shares,” and “Determination of Net Asset Value.”

Investment Objective and Policies

The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.

The Fund pursues its investment objective by investing in a range of secured and unsecured debt obligations which may be syndicated, consisting of U.S. high yield securities, global high yield securities and other fixed-income and fixed-income related securities, including direct originated debt obligations and collateralized loan obligations (“CLOs”). The Fund may also invest in issuers outside the U.S., with a focus on issuers in Canada and Europe. The Fund generally focuses its investment activities on companies that Griffin Capital Credit Advisor, LLC (the “Adviser”) and BCSF Advisors, LP (“BCSF” or the “Sub-Adviser”) believe have leading market positions, significant asset or franchise values, strong free cash flows, experienced senior management teams and high-quality sponsors (if the company is externally sponsored) without regard to market capitalization. The portfolio may consist of high yield bonds and bank loans, equity securities, CLOs, and, to a lesser extent, non-performing loans (“NPLs”). The portfolio may also consist of senior direct lending investments (“SDL”) which may also include subordinate and unitranche direct lending. The Fund may also acquire warrants and other equity interests through its direct lending activities. The mix of assets is flexible and responsive to market conditions; however, the Adviser and Sub-Adviser expect, under normal circumstances, high yield bonds and bank loans to constitute 30% to 70% of the Fund’s portfolio, and SDLs and NPLs to constitute 10% to 65% of the Fund’s portfolio. In an order dated March 22, 2018, the Securities and Exchange Commission (the “SEC”) granted exemptive relief to the Fund, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with certain affiliates of Bain Capital Credit (“Co-Investment Program”), including investments in SDLs and NPLs.

The Fund invests its assets primarily in both Public Corporate Debt Investments and Private Corporate Debt Investments (as each term is defined below):

●

Public Corporate Debt – The Fund invests primarily in U.S. high yield securities (also known as “junk bonds”), global high yield (or “junk”) securities and other fixed-income and fixed-income related securities (as defined below) (collectively, “Public Corporate Debt Investments”) as selected by the Sub-Adviser.

●

Private Corporate Debt – The Fund’s Private Corporate Debt Investments primarily consist of bank loans, CLOs, SDLs and, to a lesser extent, NPLs selected by the Sub-Adviser. The Sub-Adviser may also originate investments for the Fund, primarily SDLs and NPLs, through the Co-Investment Program.

Under normal circumstances, at least 80% of the Fund’s net assets, plus borrowings for investment purposes, is invested in debt securities, which may include high yield securities, bank loans, SDLs, NPLs (to a lesser extent) and CLOs (excluding equity tranches of CLOs). The Fund executes its investment strategy primarily by seeking to invest in a broad portfolio of both public and private debt securities, with the allocation between the public and private securities determined by the Adviser and Sub-Adviser to seek the best risk-adjusted returns.

By investing in the Fund, the Adviser expects that shareholders may realize (either directly or indirectly) the following potential benefits:

●

Exposure to Both Public and Private Corporate Debt Investments – The Sub-Adviser engaged by the Adviser brings expertise and experience with respect to Public Corporate Debt Investments and Private Corporate Debt Investments. Due to the institutional client focus of the Sub-Adviser, a retail investor may not otherwise have an ability to invest in a product advised by the Sub-Adviser and gain exposure to its expertise and experience. In addition, many of the Private Corporate Debt Investments selected by the Sub-Adviser in which the Fund invests are intended for large, institutional investors and have a large minimum investment size and other investor criteria that might otherwise limit their availability to individual, non-institutional investors. Thus, the Fund enables investors to invest in Private Corporate Debt Investments, and other investments selected by or originated by the Sub-Adviser that may not be otherwise available to individual, non-institutional investors. Further, the Adviser and Sub-Adviser seek to allocate the Fund’s investments between Private Corporate Debt Investments and Public Corporate Debt Investments to achieve potentially higher risk-adjusted returns.

●

Access to Bain Capital’s Resources. The Fund’s Adviser and Sub-Adviser have the opportunity to draw upon the resources of the Sub-Adviser’s affiliates. BCSF is an affiliate of Bain Capital Credit, LP (“Bain Capital Credit”). Bain Capital Credit was formed in 1998 as the credit investing arm of Bain Capital, LP (“Bain Capital”), one of the world’s premier alternative investment firms, with approximately $105 billion in assets under management as of September 30, 2018. BCSF has entered into a resource sharing agreement with Bain Capital Credit, pursuant to which Bain Capital Credit will provide BCSF with experienced investment professionals and access to the resources of Bain Capital Credit. Bain Capital Credit invests across the full spectrum of credit strategies, including leveraged loans, high-yield bonds, distressed debt, direct lending, structured products, NPLs and equities. With offices in Boston, Chicago, New York, London, Dublin, Hong Kong, Sydney, Madrid, Guangzhou, Seoul, and Melbourne, Bain Capital Credit and its subsidiaries have a global footprint with approximately $39 billion in assets under management as of January 1, 2019.

●

Leading U.S. Platform Provides Access to Proprietary Relationship-Based Deal Flow. The Fund’s Adviser and Sub-Adviser have nationwide networks of relationships, including access to senior managers from current and former Bain Capital affiliated portfolio companies. In addition, the Adviser and Sub-Adviser will benefit from their respective affiliates’ relationships with lenders, accounting firms, financial

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and legal advisors, and restructuring professionals. Bain Capital Credit’s investment professionals, senior advisors and operating partners generate proprietary deal flow, often uncovering or developing attractive investment opportunities before these deals come to the attention of intermediaries or other investors. In addition, members of the Bain Capital Credit team have networks and personal relationships with senior leveraged finance professionals at many of the major commercial and investment banks as well as contacts at a variety of regional and local intermediaries, including regional investment banking firms, business brokers, accountants and lawyers. Bain Capital Credit and its affiliates are commonly sought out as strategic partners as their capital investments are often highly tailored and structured to meet the needs of management.

●

Ability to Invest in Directly Originated Debt. The Fund expects that a portion of its investments will be in direct, originated transactions with companies that the Adviser and Sub-Adviser believe are underserved by the traditional banking system, although the Fund also may source transactions via the private equity sponsor channel through the Co-Investment Program. The Sub-Adviser employs investment professionals focused on the direct origination of debt products. The Fund seeks to originate debt investments by leveraging the Sub-Adviser’s global network of relationships. Specifically, the Adviser, with the assistance of the Sub-Adviser, intends to source investment opportunities through a combination of: (i) direct origination efforts of BCSF’s investment team as a result of its contacts with companies, including corporate relationships and experienced senior management teams; (ii) access to networks of relationships, including senior managers from current and former Bain Capital affiliated portfolio companies; (iii) long-standing relationships with Wall Street professionals, industry executives and strategic partners; and (iv) relationships with sponsors and other industry contacts. The Adviser, with the assistance of the Sub-Adviser, also seeks to partner, from time to time, with venture capital firms and source investments from a variety of regional and local intermediaries, including regional investment banking firms, business brokers, accountants and lawyers, rather than solely from large commercial or investment banks. The Fund believes that the experience of the Adviser’s and Sub-Adviser’s respective investment teams in working directly with borrowers to create customized financing solutions will enable the Fund to seek to deliver attractive yields to investors while eliminating intermediaries who extract fees for their services.

In certain circumstances or market environments, the Fund may reduce its investment in debt securities and hold a larger position in cash or cash equivalents. The Fund may invest in debt securities of any duration, maturity, or credit quality, including high yield securities (also known as “junk bonds”). The Fund’s debt investments may take the form of corporate loans or corporate bonds, which may be secured or unsecured, and may, in some cases, be accompanied by warrants, options or other forms of equity participation. The Fund may also allocate capital for investment in any part of the capital structure, including distressed and more subordinated positions, where the Adviser and Sub-Adviser believe the borrower and the potential investment present an opportunity for risk-adjusted income and returns. The Fund’s SDLs are focused primarily in middle-market companies with between $10 million and $150 million in annual earnings before interest, taxes, depreciation and amortization (“EBITDA”). The Adviser and Sub-Adviser focus on senior investments with a first or second lien on collateral and strong structures and documentation intended to protect the lender. The Fund may separately purchase common or preferred equity interests in transactions. The Fund’s portfolio may include fixed-rate investments that generate absolute returns as well as floating-rate investments that may provide protection in rising interest rate and inflationary environments. The Fund may also invest in non-controlling interests in equity and junior debt tranches of CLOs, collateralized debt obligations (“CDOs”), which include collateralized bond obligations (“CBOs”) and other securitized products, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics).

The Fund defines “fixed-income and fixed-income related securities” to consist of: (i) loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics) of corporate borrowers; and (ii) equity of investment funds, which may include public investment funds managed by unaffiliated institutional asset managers (“Public Investment Funds”), including business development companies (“BDCs”) that are publicly-traded (“Public BDCs”), closed and open-end funds, exchange traded funds (“ETFs”) and index mutual funds (“Index Funds”) that invest principally in loans and fixed-income (or other instruments, including derivative instruments, with similar economic characteristics).

Certain investments of the Fund will be held in wholly-owned and controlled single-asset subsidiaries (the “Single-Asset Subsidiaries”), which are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The Fund will also execute a portion of its strategy by investing in a wholly-owned and controlled foreign subsidiary (the “NPL Subsidiary”; together with the Single-Asset Subsidiary, the “Subsidiaries”), which invests the majority of its assets in NPLs subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The principal investment strategies and principal investment risks of the Subsidiaries are also principal investment strategies and principal risks of the Fund and are reflected in this Prospectus. The financial statements of the Subsidiaries will be consolidated with those of the Fund.

For purposes of the Fund’s 80% policy, the Fund will also aggregate direct investments with investment held by its wholly-owned and controlled Subsidiaries.

The Fund may also invest up to 15% of its assets in private investment funds (investment funds that would be investment companies but for the exclusions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”) managed by unaffiliated institutional asset managers that invest principally in loans and fixed-income (or other instruments, including derivative instruments, with similar economic characteristics) (“Private Debt Funds”); and non-controlling interests in equity tranches of CDOs, which include CBOs, CLOs and other securitized products, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics).

The Fund may employ leverage, including borrowing from banks in an amount of up to 33.33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund anticipates engaging in borrowings and utilizing leverage. The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Private Debt Funds in which the Fund invests may also employ leverage.

Between 10% and 75% of the Fund’s assets may be invested in debt securities of foreign issuers. Substantially all of the Fund’s assets may be invested in debt securities rated below investment grade, which are also known as “junk securities.”

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The SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

Investment Strategy

The Adviser and Sub-Adviser execute the Fund’s investment strategy primarily by seeking to invest in a broad portfolio of debt securities, primarily Public Corporate Debt Investments and Private Corporate Debt Investments. The Fund may also invest in ETFs and Index Funds, as well as other publicly traded income producing equity securities. With respect to making Private Corporate Debt Investments in which the Fund invests, the Adviser and Sub-Adviser consider various inputs regarding the potential issuer, including leading market positions, significant asset or franchise values, strong free cash flow, experienced senior management teams and high-quality sponsors (if the company is externally sponsored).

BCSF assists the Adviser by providing ongoing research, opinions and selecting investments for the Fund’s portfolio. BCSF seeks to create an investment portfolio that generates current income and capital appreciation through rigorous, bottom-up credit selection. The portfolio is expected to consist of high yield bonds and bank loans, SDLs and, to a lesser extent, NPLs. The mix of assets is flexible and responsive to market conditions; however the Adviser and Sub-Adviser expect, under normal circumstances, high yield bonds and bank loans to constitute 30% to 70% of the Fund’s portfolio, and SDLs and NPLs to constitute 10% to 65% of the Fund’s portfolio through the Co-Investment Program.

The primary types of investments to be included in the Fund are:

Bank Loans. The Fund expects that a portion of its investments will consist of interests in loans originated by banks and other financial institutions. Bain Capital Credit, the Sub-Adviser’s affiliate, has managed investments in bank loans since its inception in 1998, and had approximately $22 billion in bank loan assets under management, as of January 1, 2019. The Fund may invest in term loans and revolving loans, loans that pay interest at a fixed or floating rate and loans that are senior or subordinated. However, when investing in bank loans, the Fund targets primarily senior secured loans that pay interest at a floating rate. In addition, the Fund may make investments in stressed or distressed bank loans acquired in secondary market transactions.

High Yield Debt. The Fund expects that a portion of the debt in which the Fund will invest will be rated below investment-grade by one or more nationally recognized statistical rating organizations or are unrated but are, in the Sub-Adviser’s opinion, of comparable credit quality to obligations rated below investment-grade, and have greater credit and liquidity risk than more highly rated debt obligations. Bain Capital Credit has managed investments in high yield debt since its inception in 1998, and had approximately $4 billion in high yield bonds under management as of January 1, 2019. High yield debt may be purchased in either public or private markets and provide cash, deferred, zero or pay-in-kind payment terms.

Senior Direct Lending. Bain Capital Credit has managed investments in SDL since its inception in 1998, and had approximately $6 billion in Senior Direct Lending assets as of January 1, 2019. SDL investments are typically protected by collateral and can be in the form of asset-based revolving lines of credit or first and second lien loans to companies with EBITDA of $10 million to $150 million. These types of securities usually feature floating cash interest over a benchmark (such as LIBOR) with a floor, a purchase price with a slight discount to par, principal protection in the form of perfected liens on collateral, and a maturity of five to seven years. They differ based on the level (such as a first or second position) and type (such as inventory or property) of collateral protection and amount of scheduled amortization. The Fund may also engage in subordinated and unitranche direct lending.

Non-Performing Loans. BCSF views NPLs as attractive potential investments as they are candidates for disposal by banks largely because they are non-core and onerous for banks to hold given their high capital charges, lack of cash flow generation, and operationally intensive management requirements. As governments and regulators are increasingly focused on encouraging banks to acknowledge their problematic balance sheets and to recapitalize them, BCSF believes that the Fund may acquire NPLs from banks on potentially favorable terms. Bain Capital Credit has built a dedicated NPL team to identify and execute on differentiated portfolios, focusing primarily on complex, atypical collateral where a first mover advantage exists.

Structured Debt and Equity. The Fund may invest in CLOs and other structured products, consisting of CBOs, CDOs and credit-linked notes, including non-controlling interests in equity and junior debt tranches of CDOs, which include CBOs, CLOs and other securitized products. Bain Capital Credit is an experienced CLO manager and investor with a strong track record of over 18 years. Bain Capital Credit’s dedicated Structured Products team manages North American and European CLOs and evaluates opportunities in CLO debt and equity.

Investment Adviser

The Adviser was formed in 2016 and commenced operations in 2017 and is registered as an investment adviser with the SEC pursuant to the provisions of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is an indirect majority-owned subsidiary of Griffin Capital Company, LLC, (“Griffin Capital”). Founded in 1995, Griffin Capital is a leading alternative investment asset manager that is led by a seasoned team of senior executives with more than two decades of investment and real estate experience.

A privately held firm, Griffin Capital, sponsors or co-sponsors a suite of carefully curated, institutional quality investment solutions distributed by Griffin Capital Securities, LLC to retail investors through a community of partners, including independent and insurance broker-dealers, wirehouses, registered investment advisory firms and the financial advisors who work with these enterprises.

Sub-Adviser

The Adviser has engaged BCSF Advisors, LP, an SEC registered investment adviser pursuant to the provisions of the Advisers Act, to provide ongoing research, opinions and recommendations regarding the Fund’s investment portfolio. It is anticipated that 100% of the Fund’s portfolio will consist of investments recommended to the Adviser by BCSF.

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Fees and Expenses

The Adviser is entitled to receive a monthly fee at the annual rate of 1.85% of the Fund’s daily net assets. The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has contractually agreed to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering expenses, but excluding taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that such expenses exceed 2.35% per annum of the Fund’s average daily net assets (the “Expense Limitation”) attributable to Class I shares. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect at least through April 30, 2019, unless and until the Board of Trustees of the Fund (“Board” or the “Trustees”) approves its modification or termination. The Fund does not anticipate that the Board will terminate the Expense Limitation Agreement during this period. The Expense Limitation Agreement may be terminated only by the Board on 60 days’ written notice to the Adviser. The Expense Limitation Agreement may be renewed at the Adviser’s and Board’s discretion. See “Management of the Fund.”

Administrator and Accounting Agent

ALPS Fund Services, Inc. (“ALPS”) serves as the Fund’s Administrator and Accounting Agent. See “Management of the Fund.”

Transfer Agent

DST Systems, Inc. (“DST” or “Transfer Agent”) serves as the Fund’s transfer agent. See “Management of the Fund.”

Distribution Fees

Class I Shares are not subject to a Distribution Fee. See “Plan of Distribution.”

Closed-End Fund Structure

Closed-end funds differ from mutual funds in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of the Fund’s shares (at least 5%) quarterly, which is discussed in more detail below. The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows. See “Quarterly Repurchases of Shares.”

Share Classes

The Fund offers multiple different classes of shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Class I shares of the Fund are set forth in “Summary of Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which Share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class.

The Fund offers Class I, Class F, and Class L shares, which are subject to different sales loads and ongoing fees and expenses, through separate prospectuses. Class F shares are available solely to investors who were shareholders of Griffin Capital BDC Corp. at the time of the reorganization of Griffin Capital BDC Corp. into the Fund. Class F shares are not otherwise available or being offered to the general public.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Investor Suitability

An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

Repurchases of Shares

The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at net asset value, of no less than 5% of the Fund’s shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire to sell in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase at least 5% of such shareholder’s shares in each quarterly repurchase. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. See “Quarterly Repurchases of Shares.”

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Summary of Risks

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. See “Risk Factors.”

Risks Related to an Investment in the Fund

Minimal Capitalization Risk. The Fund is not obligated to raise any specific amount of capital prior to commencing operations. There is a risk that the amount of capital actually raised by the Fund through the offering of its shares may be insufficient to achieve profitability or allow the Fund to realize its investment objective. An inability to raise additional capital may adversely affect the Fund’s financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements. Further, if the Fund is unable to raise sufficient capital, shareholders may bear higher expenses due to a lack of economies of scale.

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various asset types in which the Fund invests and, with respect to each such asset class, among debt securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Issuer and Non-Diversification Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There currently is no secondary market for the shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at net asset value. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management Risk. The net asset value of the Fund changes daily based on the performance of the securities in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular sector and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

Market Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Correlation Risk. The Fund seeks to produce returns that are less correlated to the broader financial markets. Although the prices of equity securities and fixed-income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

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Risks Related to the Fund’s Investments

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Secured Debt Risk. Secured debt holds the most senior position in the capital structure of a borrower. Secured debt in most circumstances is fully collateralized by assets of the borrower. Thus, it is generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders. Substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack resources to meet higher debt service requirements. The value of the Fund’s assets may also be affected by other uncertainties such as economic developments affecting the market for senior secured term loans or affecting borrowers generally. Moreover, the security for the Fund’s investments in secured debt may not be recognized for a variety of reasons, including the failure to make required filings by lenders, trustees or other responsible parties and, as a result, the Fund may not have priority over other creditors as anticipated.

Secured debt usually includes restrictive covenants, which must be maintained by the borrower. The Fund may have an obligation with respect to certain senior secured term loan investments to make additional loans upon demand by the borrower. Such instruments, unlike certain bonds, usually do not have call protection. This means that such interests, while having a stated term, may be prepaid, often without penalty. The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the borrower. Prepayment would cause the actual duration of a senior loan to be shorter than its stated maturity.

Secured debt typically will be secured by pledges of collateral from the borrower in the form of tangible and intangible assets. In some instances, the Fund may invest in secured debt that is secured only by stock of the borrower or its subsidiaries or affiliates. The value of the collateral may decline below the principal amount of the senior secured term loans subsequent to an investment by the Fund.

Subordinated and Unsecured or Partially Secured Loans Risk. The Fund may invest in unsecured loans and secured subordinated loans, including second and lower lien loans. Second lien loans are generally second in line in terms of repayment priority. A second lien loan may have a claim on the same collateral pool as the first lien or it may be secured by a separate set of assets. Second lien loans generally give investors priority over general unsecured creditors in the event of an asset sale. The priority of the collateral claims of third or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market and liquidity risk, and interest rate risk. Due to their lower place in the borrower’s capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same borrower.

Structured Products Risk. The Fund may invest in CDOs and other structured products, consisting of CBOs, CLOs and credit-linked notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.

The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.

Certain structured products may be thinly traded or have a limited trading market. CLOs and credit-linked notes are typically privately offered and sold.

Counterparty Risk. The Fund’s investments may be exposed to the credit risk of the counterparties with which, or the dealers, brokers and exchanges through which, the Fund deals, whether in exchange-traded or OTC transactions. The Fund may be subject to the risk of loss of Fund assets on deposit or being settled or cleared with a broker in the event of the broker’s bankruptcy, the bankruptcy of any clearing broker through which the broker executes and clears transactions on behalf of the Fund, the bankruptcy of an exchange clearing house or the bankruptcy of any other counterparty. In the case of any such bankruptcy, it is expected that all securities and other assets deposited with such broker or dealer will be clearly identified as being assets of the Fund and the Fund should not be exposed to a credit risk with regard to such parties. However, it may not always be possible to achieve this and the Fund might recover, even in respect of property specifically traceable to the Fund, only a pro rata share of all property available for distribution to all of the counterparty’s customers and counterparties. Such an amount may be less than the amounts owed to the Fund. Such events would have an adverse effect on the Fund’s NAV.

Bank Loans Risk. The Fund expects that some of its investments will consist of interests in loans originated by banks and other financial institutions. The loans invested in by the Fund may include term loans and revolving loans, may pay interest at a fixed or floating rate and may be senior or subordinated. Purchasers of bank loans are predominantly commercial banks, investment funds and investment banks. As secondary market trading volumes for bank loans increase, new bank loans are frequently adopting standardized documentation to facilitate loan trading which should improve market liquidity. The bank loan market currently, however, is facing unprecedented levels of illiquidity and volatility. There can be no assurance as to when or even if this current market illiquidity and volatility will abate or that future levels of supply and demand in bank loan trading will provide an adequate degree of liquidity, that the current period of illiquidity will not persist or worsen and that the market will not experience periods of significant illiquidity in the future. In addition, the Fund will make investments in stressed or distressed bank loans which are often less liquid than performing bank loans.

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Non-Performing Loans Risk. The Fund’s investments are expected to include investments in non-performing and sub-performing loans which often involve workout negotiations, restructuring and the possibility of foreclosure. These processes are often lengthy and expensive. In addition, the Fund’s investments may include securities and debt obligations of financially distressed issuers, including companies involved in bankruptcy or other reorganization and liquidation proceedings. As a result, the Fund’s investments may be subject to additional bankruptcy related risks, and returns on such investments may not be realized for a considerable period of time.

Direct Lending Risk. To the extent the Fund is the sole lender in privately offered debt, it may be solely responsible for the expense of servicing that debt, including, if necessary, taking legal actions to foreclose on any security instrument securing the debt (e.g., the mortgage or, in the case of a mezzanine loan, the pledge). This may increase the risk and expense to the Fund compared to syndicated or publicly offered debt.

Direct Origination Risk. A portion of the Fund’s investments may be originated through the Co-Investment Program. The results of the Fund’s operations depend on several factors, including the availability of opportunities for the origination or acquisition of target investments, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets and economic conditions. Further, the Fund’s inability to raise capital and the risk of portfolio company defaults may materially and adversely affect the Fund’s investment originations, business, liquidity, financial condition, results of operations and its ability to make distributions to its shareholders. In addition, competition for originations of and investments in the Fund’s target investments may lead to the price of such assets increasing, which may further limit its ability to generate desired returns. Also, as a result of this competition, desirable investments in the Fund’s target investments may be limited in the future and the Fund may not be able to take advantage of attractive investment opportunities from time to time, as the Fund can provide no assurance that the Adviser and Sub-Adviser will be able to identify and make investments that are consistent with its investment objective.

Sourcing Investment Opportunities Risk. The Fund has not identified the potential investments for its portfolio that it will acquire. It cannot be certain that the Adviser and Sub-Adviser will be able to locate a sufficient number of suitable investment opportunities to allow the Fund to fully implement its investment strategy. In addition, privately negotiated investments in loans and illiquid securities of private middle-market companies require substantial due diligence and structuring, and the Fund may not be able to achieve its anticipated investment pace. These factors increase the uncertainty, and thus the risk, of investing in the Fund. To the extent the Fund is unable to deploy its capital, its investment income and, in turn, the results of its operations, will likely be materially adversely affected.

CLO Risk. In addition to the general risks associated with debt securities and structured products discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

CLO equity and junior debt securities that the Fund may acquire are subordinated to more senior tranches of CLO debt. CLO equity and junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs and structured notes. See “Tax Status” in the Fund’s SAI.

Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.

The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.

The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full. The Fund’s CLO investments and/or the underlying senior secured loans may prepay more quickly than expected, which could have an adverse impact on the Company’s net assets.

Mezzanine Securities Risk. Most of the Fund’s mezzanine securities and other investments (if any) are expected to be unsecured and made in companies whose capital structures have significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the securities and other investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the portfolio company’s assets, some or all of such terms may not be part of particular investments. Mezzanine securities and other investments generally are subject to various risks including, without limitation: (i) a subsequent characterization of an investment as a “fraudulent conveyance”; (ii) the recovery as

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a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so-called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to collateral securing the obligations.

High Yield Debt Risk. A substantial portion of the high yield debt in which the Fund invests are rated below investment-grade by one or more nationally recognized statistical rating organizations or are unrated but of comparable credit quality to obligations rated below investment-grade, and have greater credit and liquidity risk than more highly rated debt obligations. Lower-rated securities may include securities that have the lowest rating or are in default. High yield debt is generally unsecured and may be subordinate to other obligations of the obligor. The lower rating of high yield debt reflects a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the obligor to make payment of principal and interest. Many issuers of high yield debt are highly leveraged, and their relatively high debt-to-equity ratios create increased risks that their operations might not generate sufficient cash flow to service their debt obligations. In addition, many issuers of high yield debt may be in poor financial condition, experiencing poor operating results, having substantial capital needs or negative net worth or be facing special competitive or product obsolescence problems, and may include companies involved in bankruptcy or other reorganizations or liquidation proceedings. Certain of these securities may not be publicly traded, and therefore it may be difficult to obtain information as to the true condition of the issuers. Overall declines in the below investment-grade bond and other markets may adversely affect such issuers by inhibiting their ability to refinance their debt at maturity. High yield debt is often less liquid than higher rated securities.

Preferred Securities Risk. There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights. Interest rate risk is, in general, the risk that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed-income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed-income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed-income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Fixed-income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund. In addition, the Fund may invest in fixed-income and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities with a conversion value that is the same as the value of the bond or preferred share have characteristics similar to common stocks. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, by the Fund will magnify the Fund’s gains or losses. The use of leverage via short selling and short positions in futures contracts will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund to have higher expenses (especially interest and/or short selling related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns on the Fund.

Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Equity Securities Risks. The values of equity securities could decline generally or could underperform other investments due to factors affecting a specific issuer, industry, market or securities markets generally, which could, in turn, adversely affect the value of the Fund investments, regardless of the performance or expected performance of companies in which the Fund invests.

Originated Investments Risks. The Fund may originate certain of its investments with the expectation of later syndicating a portion of such investment to third parties. Prior to such syndication, or if such syndication is not successful, the Fund’s exposure to the originated investment may exceed the exposure that the Adviser and Sub-Adviser intended to have over the long-term or would have had had it purchased such investment in the secondary market rather than originating it.

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Private Investment Fund Risk. The Fund may invest in private investment funds, including “hedge funds,” which pursue alternative investment strategies. Certain investment instruments and techniques that a private fund may use are speculative and involve a high degree of risk. Because of the speculative nature of a private fund’s investments and trading strategies, the Fund may suffer a significant or complete loss of its invested capital in one or more private funds. A shareholder will also bear fees and expenses charged by the underlying funds in addition to the Fund’s direct fees and expenses. In addition, interests in a private fund may also be illiquid.

Valuation of Private Investments. While the valuation of the Fund’s publicly-traded securities are more readily ascertainable, the Fund’s ownership interest in private investments (including Private Corporate Debt Investments) are not publicly traded. The fair value of loans, securities and other investments that are not publicly traded may not be readily determinable, and the Fund will value these investments at fair value as determined in good faith by the Board, including to reflect significant events affecting the value of the Fund’s investments. Many of the Fund’s investments, including certain Private Corporate Debt Investments, will be classified as Level 3 under Topic 820 of the U.S. Financial Accounting Standards Board’s Accounting Standards Codification, as amended, Fair Value Measurements and Disclosures (“ASC Topic 820”). This means that the Fund’s portfolio valuations will be based on unobservable inputs and the Fund’s own assumptions about how market participants would price the asset or liability in question. The Fund expects that inputs into the determination of fair value of the Fund’s portfolio investments will require significant management judgment or estimation. Even if observable market data are available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. The Fund has retained the services of one or more independent service providers to review the valuations of these securities. The types of factors that the Board may take into account in determining the fair value of the Fund’s investments generally include, as appropriate, comparison to publicly-traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, the Fund’s determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The Fund’s net asset value could be adversely affected if the Board’s determinations regarding the fair value of the Fund’s investments were materially higher than the values that the Fund ultimately realizes upon the disposal of such securities.

Option Writing Risk. If a put or call option purchased by the Fund were permitted to expire without being sold or exercised, the Fund would lose the entire premium it paid for the option. The risk involved in writing a put option is that there could be a decrease in the market value of the underlying future, security, currency or other asset. If this occurred, the option could be exercised and the underlying future, security, currency or other asset would then be sold to the Fund at a higher price than its current market value. The risk involved in writing a call option is that there could be an increase in the market value of the underlying future, security, currency or other asset. If this occurred, the option could be exercised and the underlying future, security, currency or other asset would then be sold by the Fund at a lower price than its current market value.

Medium and Small Capitalization Company Risk. Some issuers of the Fund’s investments may be medium or small capitalization companies which may be newly formed or have limited product lines, distribution channels, and financial or managerial resources. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. The Fund does not maintain a policy limiting its ability to invest in medium or small capitalization companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies. Generally, securities of medium and small capitalization companies are more likely to experience sharper swings in market values, less liquid markets, in which it may be more difficult for the Advisor to sell at times and at prices that the Advisor believes appropriate, and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth, and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over-the-counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

Foreign Investment Risk. Foreign securities may be issued and traded in foreign currencies. As a result, changes in exchange rates between foreign currencies may affect their values in U.S. dollar terms. For example, if the value of the U.S. dollar goes up, compared to a foreign currency, a loan payable in that foreign currency will go down in value because it will be worth fewer U.S. dollars. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. The Fund may employ hedging techniques to minimize these risks, but the Fund can offer no assurance that the Fund will, in fact, hedge currency risk or, that if the Fund does, such strategies will be effective.

The political, economic, and social structure of some foreign countries may be less stable and more volatile than those in the United States. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. A government may take over assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for the Fund to vote proxies, exercise stockholder rights, and pursue legal remedies with respect to foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of the Fund’s investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and to take into account with respect to the Fund’s investments in foreign securities. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers may be less than in the United States. The procedures and rules governing foreign transactions and custody (holding of the Fund’s assets) may involve delays in payment, delivery or recovery of money or investments. Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies, and some countries may lack uniform accounting and auditing standards. Thus, there may be less information publicly available about foreign companies than about most U.S. companies. Certain foreign securities may

9

be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Fund may at times be unable to sell foreign securities at favorable prices. Dividend and interest income from foreign securities may be subject to withholding taxes by the country in which the issuer is located, and the Fund may not be able to pass through to its shareholders foreign tax credits or deductions with respect to these taxes.

Tax Risk. Certain of the Fund’s portfolio holdings, including NPLs, may be subject to special tax rules, the effect of which may have adverse tax consequences for the Fund. By investing in NPLs indirectly through the NPL Subsidiary, the Fund intends to obtain exposure to the NPL market within the U.S. federal tax requirements that apply to the Fund. However, because the NPL Subsidiary is a controlled foreign corporation, any income received from its investments will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains. Additionally, in September 2016, the Internal Revenue Service (“IRS”) issued proposed regulations that, if finalized in proposed form, would provide that the income that the Fund derives from its investment in the NPL Subsidiary in any taxable year would only be treated as “qualifying income” for purposes of the 90% gross income requirement of Subchapter M to the extent that the NPL Subsidiary makes certain dividend distributions to the Fund out of the NPL Subsidiary’s earnings and profits for that same taxable year. Therefore, the NPL Subsidiary will, no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the NPL Subsidiary, in an amount approximately equal to the total amount of “Subpart F” income (as defined in Section 951 of the Code) generated by or expected to be generated by the NPL Subsidiary’s investments during the fiscal year. If the NPL Subsidiary were to fail to make sufficient dividend distributions to the Fund in accordance with the provisions of the proposed regulations, all or a portion of the income from the Fund’s investment in the NPL Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years. In such event, the Fund’s Board of Trustees would consider what action to take in the best interests of shareholders.

Cybersecurity Risk. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer such losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.

Possible Risk of Conflicts

Allocation of Investment Opportunities Risk. The Sub-Adviser may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited (e.g., in local and emerging markets, high yield securities, fixed income securities, regulated industries, small capitalization and initial public offerings/new issues) or where the liquidity of such investment opportunities is limited. From time to time and as required by applicable law or otherwise required under the terms of its exemptive relief, the Sub-Adviser may determine to refer certain conflicts of interest to Bain Capital’s Allocation Committee (the “Allocation Committee”), comprised of senior Bain Capital personnel, for review and resolution, particularly in situations where the Sub-Adviser and other affiliated investment advisers are unable to resolve such conflicts. Similarly, the Allocation Committee may in its sole discretion determine to review and make determinations regarding certain conflicts of interest.

The Sub-Adviser does not receive performance-based compensation in respect of its investment management activities on behalf of the Fund, but may simultaneously manage other investment vehicles or accounts for which the Sub-Adviser receives greater fees or other compensation (including performance-based fees or allocations) than they receive in respect of the Fund. The simultaneous management of other investment vehicles or accounts that pay greater fees or other compensation than the Fund may create a conflict of interest as the Sub-Adviser may have an incentive to favor accounts with the potential to receive greater fees. For instance, the Sub-Adviser may be faced with a conflict of interest when allocating scarce investment opportunities given the possibly greater fees from accounts that pay performance-based fees. To address these types of conflicts, the Sub-Adviser has adopted policies and procedures under which it will allocate investment opportunities in a manner that it believes is consistent with their obligations as investment advisers. However, the amount, timing, structuring or terms of an investment by the Fund may differ from, and performance may be lower than, the investments and performance of other investment vehicles or accounts.

Conflict of Interest Created by Valuation Process for Certain Portfolio Holdings. The Fund expects to make certain of its portfolio investments in the form of loans and securities that are not publicly traded and for which no market based price quotation is available. As a result, the Board will determine the fair value of these loans and securities in good faith. In connection with that determination, investment professionals from the Adviser and Sub-Adviser may provide the Board with valuations based upon the most recent portfolio company financial statements available and projected financial results of each portfolio company. While the valuation for certain private investments that do not have a readily available market quotation will be reviewed by an independent valuation firm at least quarterly, the ultimate determination of fair value will be made by the Board and not by such third-party valuation firm. With regard to NPLs, such investments will be valued in accordance with the valuation procedures adopted by the Fund and will not be reviewed by an independent valuation firm. In addition, each of the interested members of the Board has a pecuniary interest in the Adviser. The participation of the Adviser’s investment professionals in the Fund’s valuation process, and the pecuniary interest in the Adviser by certain members of the Board, could result in a conflict of interest as the Adviser’s management fee is based, in part, on the value of the Fund’s assets.

Conflicts of Interest Related to Direct Origination. In the ordinary course of business, the Fund may enter into transactions with portfolio companies that may be considered related party transactions. In order to ensure that the Fund does not engage in any prohibited transactions with any persons affiliated with the Fund, it has implemented certain written policies and procedures whereby the Fund’s executive officers screen each of the Fund’s transactions for any possible affiliations between the proposed portfolio investment and the Fund, companies controlled by the Fund or its executive officers and directors. The Fund will not enter into any agreements unless and until it is satisfied that

10

doing so will not raise concerns under the 1940 Act or, if such concerns exist, it has taken appropriate actions to seek review and approval by the Board or exemptive relief for such transaction. The Board will review these procedures on a periodic basis and approve any transaction relying on exemptive relief, which permits the Co-Investment Program.

U.S. Federal Income Tax Matters

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See “U.S. Federal Income Tax Matters.”

Distribution Policy

The Fund’s distribution policy is to accrue dividends daily (Saturdays, Sundays and holidays included) and to distribute as of the last business day of each quarter. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Distributions are made at the class level, so they may vary from class to class within the Fund. See “Dividend Reinvestment Policy.”

Custodian

The Bank of New York Mellon Trust Company, National Association (“Custodian”) serves as the Fund’s custodian. See “Management of the Fund.”

SUMMARY OF FUND EXPENSES

Shareholder Transaction Expenses	Class I
Maximum Sales Load (as a percent of offering price)	None
Contingent Deferred Sales Charge	None
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.85%
Other Expenses	1.23%
Shareholder Servicing Expenses	None
Distribution Fee	None
Remaining Other Expenses[1]	1.23%
Total Annual Expenses[2]	3.08%
Fee Waiver and Reimbursement	(0.72)%
Total Annual Expenses (after fee waiver and reimbursement)	2.36%

[1]	CLO expenses are not included in the Other Expenses. If such expenses were included, they would be approximately 0.01% of the Fund’s net assets.
[2]

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the Expense Limitation Agreement) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (including offering expenses, but excluding taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.35% per annum of the Fund’s average daily net assets attributable to Class I shares (the Expense Limitation). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect at least through April 30, 2020 unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days’ written notice to the Adviser. See “Management of the Fund.” The total annual expenses in this fee table is different from the ratio of expenses to average net assets given in the Financial Highlights, because the Financial Highlights do not include acquired fund fees and expenses of 0.0094%.

The Summary of Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 25 of this prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return (the Example assumes the Fund’s Expense Limitation Agreement will remain in effect for only one year):

Share Class	1 Year	3 Years	5 Years	10 Years
Class I	$24	$88	$155	$334

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Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee. However, if shareholders request repurchase proceeds be paid by wire transfer, such shareholders may be assessed an outgoing wire transfer fee at prevailing the rates charged by DST. The Fund also has paid offering costs in connection with the initial offering of the shares, which was $83,178, which is subject to the 2.35% per annum limitation on expenses attributable to Class I shares. These offering expenses were amortized over the first twelve months of the Fund’s operations. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for shares of the Fund. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements, which have been audited by PricewaterhouseCoopers, LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated December 31, 2018. To request the Fund’s Annual Report, please call 1-888-926-2688. The table below sets forth financial data for one Class I share of beneficial interest outstanding throughout the period presented.

Griffin Institutional Access Credit Fund – Class I	CONSOLIDATED FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Period Presented

	For the Year Ended December 31, 2018		For the Period April 3, 2017 (Commencement of Operations) to December 31, 2017
Net asset value, beginning of period	$25.30		$25.00

INCOME FROM INVESTMENT OPERATIONS:
Net investment income(a)	1.52		0.90
Net realized and unrealized gain/(loss)	(1.27)		0.19
Total from investment operations	0.25		1.09

DISTRIBUTIONS:
From net investment income(b)	(1.54)		(0.79)
Total distributions	(1.54)		(0.79)

Net increase/(decrease) in net asset value	(1.29)		0.30
Net asset value, end of period	$24.01		$25.30
TOTAL RETURN(c)	0.95%		4.38%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000s)	$118,119		$42,593
Ratios to Average Net Assets
Ratio of expenses to average net assets excluding fee waivers and reimbursements	3.07%		5.62	%(d)(e)
Ratio of expenses to average net assets including fee waivers and reimbursements	0	%(f)	0	%(f)
Ratio of net investment income to average net assets	6.12%		4.78	%(d)

Portfolio turnover rate(g)	56%		48%

(a)	Calculated using the average shares method.
(b)	Distributions are based on a daily accrual of net investment income, which will vary based on investment yields and daily shares outstanding.
(c)

Total returns are for the period indicated and have not been annualized and do not reflect the impact of sales charge. Total returns would have been lower had certain expenses not been waived during the period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(d)	Annualized.
(e)	The gross expense ratio included non-recurring organizational costs.
(f)

The Adviser voluntarily has absorbed all of the operating expenses of the Fund since the commencement of the Fund’s operations. The Adviser will continue to bear such expenses on a going forward basis in its discretion and is under no obligation to continue to do so for any specified period of time. In the absence of the election by the Fund’s investment adviser to bear all of the Fund’s operating expenses, the ratio of expenses to average net assets including fee waivers and reimbursements would have been higher.

(g)	Portfolio turnover rate for periods less than one full year has not been annualized and is calculated at the Fund level.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt. The Fund will pay organizational costs and its offering expenses incurred with respect to its initial and continuous offering. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will

12

invest in money market or short-term fixed income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate. While the Fund does not anticipate a delay in the investment of net proceeds from investors, the Fund will seek shareholder approval if the net proceeds are not invested within six months of the Fund’s initial offering in accordance with the rules under the 1940 Act.

THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on April 5, 2016. The Fund’s principal office is located at Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245, and its telephone number is 1-888-926-2688.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.

The Fund pursues its investment objective by investing in a range of secured and unsecured debt obligations which may be syndicated, consisting of U.S. high yield securities, global high yield securities and other fixed-income and fixed-income related securities, including direct originated debt obligations and CLOs. The Fund may also invest in issuers outside the U.S., with a focus on issuers in Canada and Europe. The Fund generally focuses its investment activities on companies that the Adviser and BCSF believe have leading market positions, significant asset or franchise values, strong free cash flows, experienced senior management teams and high-quality sponsors (if the company is externally sponsored) without regard to market capitalization. The portfolio may consist of high yield bonds and bank loans, equity securities, CLOs, and, to a lesser extent, non-performing loans (“NPLs”). The portfolio may also consist of senior direct lending investments (“SDL”), which may also include subordinate and unitranche direct lending. The Fund may also acquire warrants and other equity interests through its direct lending activities. The mix of assets is flexible and responsive to market conditions; however, the Adviser and Sub-Adviser expect, under normal circumstances, high yield bonds and bank loans to constitute 30% to 70% of the Fund’s portfolio, and SDLs and NPLs to constitute 10% to 65% of the Fund’s portfolio. The Fund invests in SDLs and NPLs pursuant to exemptive relief from the SEC that permits the Fund to participate in the Co-Investment Program. The Co-Investment Program allows the Fund to co-invest in privately negotiated investment transactions with certain affiliates of Bain Capital Credit, subject to the conditions of the exemptive relief. The Fund invests its assets primarily in both Public Corporate Debt Investments and Private Corporate Debt Investments (as each term is defined below):

●	Public Corporate Debt – The Fund invests primarily in Public Corporate Debt Investments as selected by the Sub-Adviser.

●

Private Corporate Debt – The Fund’s Private Corporate Debt Investments primarily consists of bank loans, CLOs, SDLs and, to a lesser extent, NPLs selected by the Sub-Adviser. The Sub-Adviser may also originate investments for the Fund, primarily SDLs and NPLs, through the Co-Investment Program.

Under normal circumstances, at least 80% of the Fund’s net assets plus borrowings for investment purposes is invested in debt securities, which may include high yield securities, bank loans, SDLs, NPLs (to a lesser extent) and CLOs (excluding equity tranches of CLOs). The Fund executes its investment strategy primarily by seeking to invest in a broad portfolio of both public and private debt securities, with the allocation between the public and private securities determined by the Adviser and Sub-Adviser to seek the best risk-adjusted returns.

By investing in the Fund, the Adviser expects that shareholders may realize (either directly or indirectly) the following potential benefits:

●

Exposure to Both Public and Private Corporate Debt Investments – The Sub-Adviser engaged by the Adviser brings expertise and experience with respect to Public Corporate Debt Investments and Private Corporate Debt Investments. Due to the institutional client focus of the Sub-Adviser, a retail investor may not otherwise have an ability to invest in a product advised by the Sub-Adviser and gain exposure to its expertise and experience. In addition, many of the Private Corporate Debt Investments selected by the Sub-Adviser in which the Fund invests are intended for large, institutional investors and have a large minimum investment size and other investor criteria that might otherwise limit their availability to individual, non-institutional investors. Thus, the Fund enables investors to invest in Private Corporate Debt Investments, and other investments selected by or originated by the Sub-Adviser that may not be otherwise available to individual, non-institutional investors. Further, the Adviser and Sub-Adviser seek to allocate the Fund’s investments between Private Corporate Debt Investments and Public Corporate Debt Investments to achieve potentially higher risk-adjusted returns.

●

Access to Bain Capital’s Resources. The Fund’s Adviser and Sub-Adviser have the opportunity to draw upon the resources of the Sub-Adviser’s affiliates. BCSF is an affiliate of Bain Capital Credit, LP (“Bain Capital Credit”). Bain Capital Credit was formed in 1998 as the credit investing arm of Bain Capital, LP (“Bain Capital”), one of the world’s premier alternative investment firms, with approximately $105 billion in assets under management as of September 30, 2018. BCSF has entered into a resource sharing agreement with Bain Capital Credit, pursuant to which Bain Capital Credit will provide BCSF with experienced investment professionals and access to the resources of Bain Capital Credit. Bain Capital Credit invests across the full spectrum of credit strategies, including leveraged loans, high-yield bonds, distressed debt, direct lending, structured products, non-performing loans and equities. With offices in Boston, Chicago, New York, London, Dublin, Hong Kong, Sydney, Madrid, Guangzhou, Seoul, and Melbourne, Bain Capital Credit and its subsidiaries have a global footprint with approximately $39 billion in assets under management as of January 1, 2019.

●

Leading U.S. Platform Provides Access to Proprietary Relationship-Based Deal Flow. The Fund’s Adviser and Sub-Adviser have nationwide networks of relationships, including access to senior managers from current and former Bain Capital affiliated portfolio companies. In addition, the Adviser and Sub-Adviser will benefit from their respective affiliates’ relationships with lenders, accounting firms, financial and legal advisors, and restructuring professionals. Bain Capital Credit’s investment professionals, senior advisors and operating partners generate proprietary deal flow, often uncovering or developing attractive investment opportunities before these deals come to the attention of intermediaries or other investors. In addition, members of the Bain Capital Credit team have networks and personal relationships with

13

senior leveraged finance professionals at many of the major commercial and investment banks as well as contacts at a variety of regional and local intermediaries, including regional investment banking firms, business brokers, accountants and lawyers. Bain Capital Credit and its affiliates are commonly sought out as strategic partners as their capital investments are often highly tailored and structured to meet the needs of management.

●

Ability to Invest in Directly Originated Debt. The Fund expects that a portion of its investments will be in direct, originated transactions with companies that the Adviser and Sub-Adviser believe are underserved by the traditional banking system, although the Fund also may source transactions via the private equity sponsor channel through the Co-Investment Program. The Sub-Adviser employs investment professionals focused on the direct origination of debt products. The Fund seeks to originate debt investments by leveraging the Sub-Adviser’s global network of relationships. Specifically, the Adviser, with the assistance of the Sub-Adviser, intends to source investment opportunities through a combination of: (i) direct origination efforts of BCSF’s investment team as a result of its contacts with companies, including corporate relationships and experienced senior management teams; (ii) access to networks of relationships, including senior managers from current and former Bain Capital affiliated portfolio companies; (iii) long-standing relationships with Wall Street professionals, industry executives and strategic partners; and (iv) relationships with sponsors and other industry contacts. The Adviser, with the assistance of the Sub-Adviser, also seeks to partner, from time to time, with venture capital firms and source investments from a variety of regional and local intermediaries, including regional investment banking firms, business brokers, accountants and lawyers, rather than solely from large commercial or investment banks. The Fund believes that the experience of the Adviser’s and Sub-Adviser’s respective investment teams in working directly with borrowers to create customized financing solutions will enable the Fund to seek to deliver attractive yields to investors while eliminating intermediaries who extract fees for their services.

In certain circumstances or market environments, the Fund may reduce its investment in debt securities and hold a larger position in cash or cash equivalents. The Fund may invest in debt securities of any duration, maturity, or credit quality, including high yield securities (also known as “junk bonds”). The Fund’s debt investments may take the form of corporate loans or corporate bonds, which may be secured or unsecured, and may, in some cases, be accompanied by warrants, options or other forms of equity participation. The Fund may also allocate capital for investment in any part of the capital structure, including distressed and more subordinated positions, where the Adviser and Sub-Adviser believe the borrower and the potential investment present an opportunity for risk-adjusted income and returns. The Fund’s SDLs are focused primarily in middle-market companies with between $10 million and $150 million in annual EBITDA. The Adviser and Sub-Adviser focus on senior investments with a first or second lien on collateral and strong structures and documentation intended to protect the lender. The Fund may separately purchase common or preferred equity interests in transactions. The Fund’s portfolio may include fixed-rate investments that generate absolute returns as well as floating-rate investments that may provide protection in rising interest rate and inflationary environments. The Fund may also invest in non-controlling interests in equity and junior debt tranches of CLOs, CDOs, which include CBOs and other securitized products, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics).

The Fund defines “fixed-income and fixed-income related securities” to consist of: (i) loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics) of corporate borrowers; and (ii) equity of investment funds, which may include Public Investment Funds, including Public BDCs, closed and open-end funds, ETFs and Index Funds that invest principally in loans and fixed-income (or other instruments, including derivative instruments, with similar economic characteristics).

Certain investments of the Fund will be held in wholly-owned and controlled single-asset subsidiaries (the “Single-Asset Subsidiaries”), which are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The Fund will also execute a portion of its strategy by investing in a wholly-owned and controlled foreign subsidiary (the “NPL Subsidiary”; together with the Single-Asset Subsidiary, the “Subsidiaries”), which invests the majority of its assets in NPLs subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The principal investment strategies and principal investment risks of the Subsidiaries are also principal investment strategies and principal risks of the Fund and are reflected in this Prospectus. The financial statements of the Subsidiaries will be consolidated with those of the Fund. Because the Fund may invest a substantial portion of its assets in the Subsidiaries, which may hold some of the investments described in this Prospectus, the Fund may be considered to be investing indirectly in some of those investments through its Subsidiaries. For that reason, references to the Fund may also include the Subsidiaries.

The Subsidiaries will be subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Fund. The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure and leverage on an aggregate basis with the Subsidiaries. In addition, the Subsidiaries comply with the provisions of the 1940 Act relating to affiliated transactions and custody. The Fund’s custodian also serves as the custodian to the Subsidiaries.

The Adviser and Sub-Adviser, who also serve in those roles for the NPL Subsidiary, will also comply with the provisions of the 1940 Act regarding investment advisory contracts and are considered to be an investment adviser to the Fund under the 1940 Act.

By investing in NPLs indirectly through the NPL Subsidiary, the Fund intends to obtain exposure to the NPL market within the federal tax requirements that apply to the Fund under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Subchapter M requires, among other things, that at least 90% of the Fund’s gross income be derived from certain qualifying sources, such as dividends, interest, gains from the sale of stock or other securities, and certain other income derived from securities or derived with respect to the Fund’s business of investing in securities (typically referred to as “qualifying income”). The Fund will make investments in certain NPLs through the NPL Subsidiary because income from these derivatives is not treated as “qualifying income” for purposes of the 90% gross income requirement if the Fund invests in the derivative directly.

In the past, the Internal Revenue Service issued a number of private letter rulings to other investment companies (unrelated to the Fund), which indicated that certain income from a fund’s investment in a wholly-owned foreign subsidiary would constitute “qualifying income” for purposes of Subchapter M. However, the Fund does not have a private letter ruling, and the Internal Revenue Service no longer issues such private letter rulings. Moreover, in September 2016, the Internal Revenue Service issued proposed regulations that, if finalized in proposed form, would provide that the income which the Fund derives from its investment in the NPL Subsidiary in any taxable year would only be treated as “qualifying income” for purposes of the 90% gross income requirement of Subchapter M to the extent that the NPL Subsidiary makes certain dividend distributions to the Fund out of the NPL Subsidiary’s earnings and profits for that same taxable year. Therefore, the NPL Subsidiary will,

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no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the NPL Subsidiary, in an amount approximately equal to the total amount of “Subpart F” income (as defined in Section 951 of the Code) generated by or expected to be generated by the NPL Subsidiary’s investments during the fiscal year.

The Fund may also invest up to 15% of its assets in Private Debt Funds; and non-controlling interests in equity tranches of CDOs, which include CBOs, CLOs and other securitized products, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics).

The Fund may employ leverage, including borrowing from banks in an amount of up to 33.33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund anticipates engaging in borrowings and utilizing leverage. The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Private Debt Funds in which the Fund invests may also employ leverage.

Between 10% and 75% of the Fund’s assets may be invested in debt securities of foreign issuers. Substantially all of the Fund’s assets may be invested in debt securities rated below investment grade, which are also known as “junk securities.”

The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

Fund’s Target Investment Portfolio

The Adviser and Sub-Adviser execute the Fund’s investment strategy primarily by seeking to invest in a broad portfolio of debt securities, primarily Public Corporate Debt Investments and Private Corporate Debt Investments. The Fund may also invest in ETFs, Index Funds, and Public Investment Funds, as well as other publicly traded income producing equity securities. With respect to making Private Corporate Debt Investments in which the Fund invests, the Adviser and Sub-Adviser consider various inputs regarding the potential issuer, including leading market positions, significant asset or franchise values, strong free cash flow, experienced senior management teams and high-quality sponsors (if the company is externally sponsored).

The Fund may invest in a variety of investments in pursuing its investment objective, including:

Bank Obligations. The Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers’ acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

Fixed-Income Instruments. Fixed-income instruments include high-yield corporate debt securities, or bonds, or U.S. government debt securities. The issuer of a fixed-income instrument pays the investor a fixed- or variable-rate of interest and normally must repay the amount borrowed on or before maturity. Certain bonds are “perpetual” in that they have no maturity date. Holders of fixed-income bonds, as creditors, have a prior legal claim over common and preferred stockholders as to both income and assets of the issuer for the principal and interest due them and may have a prior claim over other creditors but would be subordinate to any existing secured lenders with higher priority in the issuer’s capital structure. Fixed-income instruments may be secured or unsecured. The investment return of corporate bonds reflects interest on the security and changes in the market value of the security. The market value of a corporate bond, especially a fixed-rate bond, will generally rise and fall inversely with interest rates. The value of intermediate- and longer-term corporate bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term corporate bonds. The market value of a corporate bond also may be affected by the credit rating of the corporation, the corporation’s performance and perceptions of the corporation in the market place. There is a risk that the issuers of the securities may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. Corporate fixed-income instruments usually yield more than government or agency bonds due to the presence of credit risk. The Fund expects to principally invest in fixed-income instruments from issuers based in the U.S., Canada and Europe.

Secured Debt. Secured debt, including senior secured debt, unitranche debt and second lien debt, will have liens on the assets of the borrower that will serve as collateral in support of the repayment of such debt and will typically have maturities of three to ten years.

Senior Secured Debt. Senior secured debt will be structured with first-priority liens on the assets of the borrower. Senior secured debt will have liens on the assets of the borrower that will serve as collateral in support of the repayment of such debt. This collateral will take the form of first-priority liens on the assets of the borrower. Senior secured debt may provide for moderate loan amortization in the early years of the loan, with the majority of the amortization deferred until loan maturity.

Unitranche Debt. Unitranche debt will be structured as senior secured debt, including first priority liens on an issuer’s assets as discussed above. Unitranche debt typically provides for moderate loan amortization in the initial years of the facility, with the majority of the principal payment deferred until loan maturity. Since unitranche debt generally allows the borrower to make a large lump sum payment of principal at the end of the loan term, there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. In some cases, the Fund will be the sole lender, or the Fund together with its affiliates will be the sole lender, of unitranche debt, which can provide the Fund with more influence interacting with a borrower in terms of monitoring and, if necessary, remediation in the event of underperformance.

Second Lien Debt. Second lien debt will be structured as junior, secured debt, including second priority liens on an issuer’s assets. This debt typically provides for moderate loan amortization in the initial years, with the majority of the amortization deferred until maturity.

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Unsecured Debt. Unsecured debt, including senior unsecured and subordinated debt, will not be secured by any collateral and will be effectively subordinated to the borrower’s secured indebtedness (to the extent of the collateral securing such indebtedness) and will typically have maturities of three to ten years.

Senior Unsecured Debt. Senior unsecured debt will be structured as debt that ranks senior in right of payment to any of the borrower’s unsecured indebtedness that is contractually subordinated to such debt. This debt generally provides for fixed interest rates and amortizes evenly over the term of the loan. Senior unsecured debt is generally less volatile than subordinated debt due to its priority to creditors over subordinated debt.

Subordinated Debt. Subordinated debt will be structured as unsecured, subordinated debt that provides for relatively high, fixed interest rates that provides the Fund with significant current interest income. This debt typically will have interest-only payments (often representing a combination of cash pay and Payment In Kind (“PIK”) interest) in the early years, with amortization of principal deferred to maturity. Subordinated debt generally allows the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. Subordinated debt is generally more volatile than secured debt and may involve a greater risk of loss of principal. Subordinated debt often includes a PIK feature, which effectively operates as negative amortization of loan principal, thereby increasing credit risk exposure over the life of the debt.

Collateralized Loan Obligations. A CLO is a financing company (generally called a Special Purpose Vehicle or “SPV”), created to reapportion the risk and return characteristics of a pool of assets. While the assets underlying CLOs are typically secured loans, the assets may also include (i) unsecured loans, (ii) debt securities that are rated below investment grade, (iii) debt tranches of other CLOs and (iv) equity securities incidental to investments in secured loans. The Fund may invest in lower tranches of CLOs, which typically experience a lower recovery, greater risk of loss or deferral or non-payment of interest than more senior tranches of the CLO. In addition, the Fund invests in CLOs consisting primarily of individual secured loans of Borrowers and not repackaged CLO obligations from other high risk pools, although the Fund does intend to invest in some repackaged CLO obligations. The underlying secured loans purchased by CLOs are generally performing at the time of purchase but may become non-performing, distressed or defaulted. CLOs with underlying assets of non-performing, distressed or defaulted loans are not contemplated to comprise a significant portion of the Fund’s investments in CLOs. The key feature of the CLO structure is the prioritization of the cash flows from a pool of debt securities among the several classes of the CLO. The SPV is a company founded solely for the purpose of securitizing payment claims arising out of this diversified asset pool. On this basis, marketable securities are issued by the SPV which, due to the diversification of the underlying risk, generally represent a lower level of risk than the original assets. The redemption of the securities issued by the SPV typically takes place at maturity out of the cash flow generated by the collected claims.

Collateralized Debt Obligations. A CDO is a form of securitization vehicle that issues debt securities in several tranches with different levels of seniority. The most senior tranche generally will attract the highest investment-grade rating (AAA by S&P, Aaa by Moody’s and/or AAA by Fitch), with the more junior, subordinated tranches attracting successively lower ratings. The most junior, unrated tranche of securities issued by a CDO generally will be entitled to residual cash flows that remain after payment or interest and principal on more senior tranches. CDOs may be collateralized by a range of financial assets. CDOs collateralized primarily by corporate loans, generally to non-investment grade and middle market borrowers, are referred to as CLOs. See “Fund’s Target Investment Portfolio—Collateralized Loan Obligations” for further discussion of CLOs. Other forms include CDOs, CBOs, by trust preferred securities issued by banks and insurance companies (TruPS CDOs), and by other forms of asset-backed securities (ABS CDOs). Cash flows in a CDO are split into two or more tranches, varying in risk and yield. Normally, CDOs are privately offered and sold, and thus are not registered under the securities laws. As a result, investments in CDOs may be characterized as illiquid securities. CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the risk that the collateral may default or decline in value or be downgraded, if rated by a NRSRO; (iii) the Fund is likely to invest in tranches of CDOs that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) the investment return achieved by the Fund could be significantly different than those predicted by financial models; (vi) the lack of a readily available secondary market for CDOs; (vii) risk of forced “fire sale” liquidation due to technical defaults such as coverage test failures; and (viii) the CDO’s manager may perform poorly.

Exchange Traded Funds. ETFs are traded similarly to stocks and listed on major stock exchanges. Potential benefits of ETFs include diversification, cost and tax efficiency, liquidity, marginability, utility for hedging, the ability to go long and short, and (in some cases) quarterly dividends. An ETF may attempt to track a particular market segment or index.

Index Funds. An Index Fund is a mutual fund with an investment objective of seeking to replicate the performance of a specific securities index. Index Funds are typically not actively managed, and potential benefits include low operating expenses, broad market exposure and low portfolio turnover.

The Adviser, in conjunction with the Sub-Adviser, will use both a quantitative screening process and a qualitative selection process when selecting securities for investment by the Fund in connection with its strategy.

Investment Strategy – BCSF Process

BCSF assists the Adviser by providing ongoing research, opinions and selecting investments for the Fund’s portfolio. BCSF seeks to create an investment portfolio that generates current income and capital appreciation through rigorous, bottom-up credit selection. The portfolio is expected to consist of high yield bonds and bank loans, SDLs and, to a lesser extent, NPLs. The mix of assets is flexible and responsive to market conditions; however, the Adviser and Sub-Adviser expect, under normal circumstances, high yield bonds and bank loans to constitute 30% to 70% of the Fund’s portfolio, and SDLs and NPLs to constitute 10% to 65% of the Fund’s portfolio. The Fund invests in SDLs and NPLs pursuant to exemptive relief from the SEC that permits the Fund to participate in the Co-Investment Program. The Co-Investment Program allows the Fund to co-invest in privately negotiated investment transactions with certain affiliates of Bain Capital Credit, subject to the conditions of the exemptive relief.

The primary types of investments included in the Fund are:

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Bank Loans. The Fund expects that a portion of its investments will consist of interests in loans originated by banks and other financial institutions. Bain Capital Credit, the Sub-Adviser’s affiliate, has managed investments in bank loans since its inception in 1998, and had approximately $22 billion in bank loan assets under management, as of January 1, 2019. The Fund may invest in term loans and revolving loans, loans that pay interest at a fixed or floating rate and loans that are senior or subordinated. However, when investing in bank loans, the Fund targets primarily senior secured loans that pay interest at a floating rate. In addition, the Fund may make investments in stressed or distressed bank loans acquired in secondary market transactions.

High Yield Debt. The Fund expects that a portion of the debt in which the Fund will invest will be rated below investment-grade by one or more nationally recognized statistical rating organizations or are unrated but are, in the Sub-Adviser’s opinion, of comparable credit quality to obligations rated below investment-grade, and have greater credit and liquidity risk than more highly rated debt obligations. Bain Capital Credit has managed investments in high yield debt since its inception in 1998, and had approximately $4 billion in high yield bonds under management as of January 1, 2019. High yield debt may be purchased in either public or private markets and provide cash, deferred, zero or pay-in-kind payment terms.

Senior Direct Lending. Bain Capital Credit has managed investments in SDL since its inception in 1998, and had approximately $6 billion in senior direct lending assets as of January 1, 2019. SDL investments are typically protected by collateral and can be in the form of asset-based revolving lines of credit or first and second lien loans to companies with EBITDA of $10 million to $150 million. These types of securities usually feature floating cash interest over a benchmark (such as LIBOR) with a floor, a purchase price with a slight discount to par, principal protection in the form of perfected liens on collateral, and a maturity of five to seven years. They differ based on the level (such as a first or second position) and type (such as inventory or property) of collateral protection and amount of scheduled amortization. The Fund may also engage in subordinated and unitranche direct lending. The Fund may also acquire, and subsequently hold, warrants and other equity interests.

Non-Performing Loans. BCSF views NPLs as attractive potential investments as they are candidates for disposal by banks largely because they are non-core and onerous for banks to hold given their high capital charges, lack of cash flow generation, and operationally intensive management requirements. As governments and regulators are increasingly focused on encouraging banks to acknowledge their problematic balance sheets and to recapitalize them, BCSF believes that the Fund may acquire NPLs from banks on potentially favorable terms. Bain Capital Credit has built a dedicated NPL team to identify and execute on differentiated portfolios, focusing primarily on complex, atypical collateral where a first mover advantage exists.

Structured Debt and Equity. The Fund may invest in CLOs and other structured products, consisting of CBOs, CDOs and credit-linked notes, including non-controlling interests in equity and junior debt tranches of CDOs, which include CBOs, CLOs and other securitized products. Bain Capital Credit is an experienced CLO manager and investor with a strong track record of over 18 years. Bain Capital Credit’s dedicated Structured Products team manages North American and European CLOs and evaluates opportunities in CLO debt and equity.

BCSF selects and monitors investments from the above asset classes based on an analytical approach that generally involves evaluating the following investment characteristics:

Idea Generation. BCSF’s professionals identify new investment opportunities primarily through industry analysis and relative value screens conducted by BCSF’s investment professionals. Investment opportunities also arise through BCSF’s network of relationships including restructuring advisors, commercial and investment banks.

Market Definition. Traditionally, the first step in BCSF’s fundamental competitive analysis is defining, as accurately as possible, the market in which a company competes. Market definition generally requires an assessment of the customer needs driving the consumption of a company’s products and services. If the market is defined too narrowly, substitute goods or services may be overlooked, and a company’s ability to affect pricing may be overestimated. Likewise, if the market is defined too broadly, competitive advantage may be underestimated. Many of the tools used in the definition process are derived from methodologies developed at consulting firms.

Market Size and Prospects for Growth. Once a market is defined, the next step in BCSF’s analysis is to attempt to determine the dollar size of the market and to assess its growth prospects. Although market information may often be available through publicly available information, BCSF’s professionals are trained to question the available data because of the inherent biases of the reporting authorities (e.g., trade publication, industry group, “independent” consultants). BCSF seeks to identify the primary drivers of growth (i.e., demographic trends, buying habits, technological shifts) to validate conclusions drawn by the public information. If validation is not possible, BCSF often derives its own industry growth model through primary source research.

Margin Analysis and Cost Structure. After examining the market environment in which a company operates, BCSF typically scrutinizes the company’s historical performance and prospects. This analysis centers around the company’s sustainable margins and its quality of earnings. BCSF’s professionals attempt to assess the sustainability of a company’s margins over time by tracking and projecting pricing trends in the industry (based on research regarding market definition, size and growth characteristics) and the company’s cost structure relative to its competitors. BCSF generally assesses a company’s quality of earnings through detailed margin analysis as well as evaluations of a company’s return on assets, paying particular attention to one-time charges and extraordinary events.

Competitive Landscape. In evaluating a company’s prospects, BCSF seeks to identify and assess the current and prospective competitors of that company. The scale economies, technological advantages, and cost efficiencies available to such competitors may then be compared and contrasted in order to benchmark a company’s relative strengths and weaknesses. Although a company may participate in a large, growing and otherwise attractive market, its prospects may depend on its ability to maintain a competitive advantage. BCSF’s professionals are trained to rigorously analyze a competitive landscape in order to determine whether a company can be expected to perform at levels consistent with the business plan proffered by the company’s management or other sponsors. A significant portion of this analysis is often conducted through interviews of portfolio company executives, other industry contacts, as well as competitors and suppliers.

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Corporate Structure and Access to Capital Markets. BCSF generally reviews the corporate structure of each of its investments to understand how the company’s assets are distributed, which subsidiaries have the support of those assets and how any guarantees, liens or pledges will affect an investment in the company. BCSF also analyzes an issuer’s capitalization, its financial flexibility, debt amortization requirements, and the covenants, terms and conditions of the issuer’s outstanding debt and equity securities. Reviewing the various covenant levels and compliance issues is an important part of BCSF’s investment monitoring system. BCSF’s professionals have extensive experience analyzing the corporate structure and covenant issues in each of the targeted asset classes.

Regulatory, Tax and Legal Environment. As part of its review process, BCSF generally performs a review of potential regulatory, tax, and legal contingencies to assess any potential negative impact on the company’s value or ability to continue as an ongoing concern.

Underwriting and Due Diligence. BCSF’s due diligence and underwriting process for the Fund’s prospective investments includes a review of the operational, financial, legal and industry performance and outlook for the prospective investment, review of industry data and analyst coverage and, if needed, consultation with outside experts regarding the creditworthiness of the borrower and the potential equity upside. These processes will continue during the portfolio monitoring process, when BCSF will analyze monthly and/or quarterly financial statements versus previous periods and the budget provided by the borrower, review financial projections, conduct field examinations, meet with management, attend board meetings, review all compliance certificates and covenants and regularly assess the financial and business conditions and prospects of portfolio companies

On-Going Monitoring. Closely monitoring financial performance and market developments of portfolio investments is critical to successful investment management. Accordingly, BCSF is actively involved in an on-going portfolio review process. To the extent a portfolio investment is not meeting plan, BCSF takes corrective action when appropriate.

Co-Investment Program

The Fund received an exemptive order from the SEC on March 22, 2018 that permits the Fund to, among other things, co-invest with affiliated accounts managed by Bain Capital Credit and/or certain of its affiliates. The exemptive order is subject to certain terms and conditions. The Sub-Adviser maintains an allocation policy, which is designed to fairly distribute investment opportunities among the affiliated accounts managed by Bain Capital Credit or its affiliates. Once an investment has been approved and is deemed to be in the Fund’s best interest, the Fund will participate alongside the affiliated accounts managed by Bain Capital Credit or its affiliates on equal terms and receive a pro rata share of the investment. Allocations among the Fund and other affiliated accounts managed by Bain Capital Credit or its affiliates are generally based on recommended amounts, which typically provides that such allocations are made pro rata based on the order size of each participating account. Under the terms of the Co-Investment Program, the Fund’s participation in potential co-investments proposed by the Sub-Adviser requires approval from the Adviser’s Investment Committee and a majority of the Fund’s Independent Trustees.

Through the Co-Investment Program, the Sub-Adviser will originate investments for the Fund, primarily SDLs and NPLs.

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s portfolio managers are subjective. The Fund may engage in borrowings and the use of leverage, to a limited extent, in acquiring investments.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. It is anticipated that the Fund’s annual portfolio turnover rate will ordinarily be between 25% and 75%. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the Underlying Funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the Underlying Funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s Statement of Additional Information.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund you should consider carefully the following risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisers before deciding whether to invest in the Fund.

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Risks Related to an Investment in the Fund

Minimal Capitalization Risk. The Fund is not obligated to raise any specific amount of capital prior to commencing operations. There is a risk that the amount of capital actually raised by the Fund through the offering of its shares may be insufficient to achieve profitability or allow the Fund to realize its investment objective. An inability to raise additional capital may adversely affect the Fund’s financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements. Further, if the Fund is unable to raise sufficient capital, shareholders may bear higher expenses due to a lack of economies of scale.

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various asset types in which the Fund invests and, with respect to each such asset class, among debt securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Issuer and Non-Diversification Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There currently is no secondary market for the shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at net asset value. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management Risk. The net asset value of the Fund changes daily based on the performance of the securities in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular sector and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

Market Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Correlation Risk. The Fund seeks to produce returns that are less correlated to the broader financial markets. Although the prices of equity securities and fixed-income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Risks Related to the Fund’s Investments

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

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Secured Debt Risk. Secured debt holds the most senior position in the capital structure of a borrower. Secured debt in most circumstances is fully collateralized by assets of the borrower. Thus, it is generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders. Substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack resources to meet higher debt service requirements. The value of the Fund’s assets may also be affected by other uncertainties such as economic developments affecting the market for senior secured term loans or affecting borrowers generally. Moreover, the security for the Fund’s investments in secured debt may not be recognized for a variety of reasons, including the failure to make required filings by lenders, trustees or other responsible parties and, as a result, the Fund may not have priority over other creditors as anticipated.

Secured debt usually includes restrictive covenants, which must be maintained by the borrower. The Fund may have an obligation with respect to certain senior secured term loan investments to make additional loans upon demand by the borrower. Such instruments, unlike certain bonds, usually do not have call protection. This means that such interests, while having a stated term, may be prepaid, often without penalty. The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the borrower. Prepayment would cause the actual duration of a senior loan to be shorter than its stated maturity.

Secured debt typically will be secured by pledges of collateral from the borrower in the form of tangible and intangible assets. In some instances, the Fund may invest in secured debt that is secured only by stock of the borrower or its subsidiaries or affiliates. The value of the collateral may decline below the principal amount of the senior secured term loans subsequent to an investment by the Fund.

Subordinated and Unsecured or Partially Secured Loans Risk. The Fund may invest in unsecured loans and secured subordinated loans, including second and lower lien loans. Second lien loans are generally second in line in terms of repayment priority. A second lien loan may have a claim on the same collateral pool as the first lien or it may be secured by a separate set of assets. Second lien loans generally give investors priority over general unsecured creditors in the event of an asset sale. The priority of the collateral claims of third or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market and liquidity risk, and interest rate risk. Due to their lower place in the borrower’s capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same borrower.

Structured Products Risk. The Fund may invest in CDOs and other structured products, consisting of CBOs, CLOs and credit-linked notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.

The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.

Certain structured products may be thinly traded or have a limited trading market. CLOs and credit-linked notes are typically privately offered and sold.

Counterparty Risk. The Fund’s investments may be exposed to the credit risk of the counterparties with which, or the dealers, brokers and exchanges through which, the Fund deals, whether in exchange-traded or OTC transactions. The Fund may be subject to the risk of loss of Fund assets on deposit or being settled or cleared with a broker in the event of the broker’s bankruptcy, the bankruptcy of any clearing broker through which the broker executes and clears transactions on behalf of the Fund, the bankruptcy of an exchange clearing house or the bankruptcy of any other counterparty. In the case of any such bankruptcy, it is expected that all securities and other assets deposited with such broker or dealer will be clearly identified as being assets of the Fund and the Fund should not be exposed to a credit risk with regard to such parties. However, it may not always be possible to achieve this and the Fund might recover, even in respect of property specifically traceable to the Fund, only a pro rata share of all property available for distribution to all of the counterparty’s customers and counterparties. Such an amount may be less than the amounts owed to the Fund. Such events would have an adverse effect on the Fund’s NAV.

Bank Loans Risk. The Fund expects that some of its investments will consist of interests in loans originated by banks and other financial institutions. The loans invested in by the Fund may include term loans and revolving loans, may pay interest at a fixed or floating rate and may be senior or subordinated. Purchasers of bank loans are predominantly commercial banks, investment funds and investment banks. As secondary market trading volumes for bank loans increase, new bank loans are frequently adopting standardized documentation to facilitate loan trading which should improve market liquidity. The bank loan market currently, however, is facing unprecedented levels of illiquidity and volatility. There can be no assurance as to when or even if this current market illiquidity and volatility will abate or that future levels of supply and demand in bank loan trading will provide an adequate degree of liquidity, that the current period of illiquidity will not persist or worsen and that the market will not experience periods of significant illiquidity in the future. In addition, the Fund will make investments in stressed or distressed bank loans which are often less liquid than performing bank loans.

The Fund may acquire interests in bank loans either directly (by way of sale or assignment) or indirectly (by way of participation). The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, its rights can be more restricted than those of the assigning institution. Participation interests in a portion of a debt obligation typically result in a contractual relationship only with the institution participating out the interest, not with the borrower. In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, nor any rights of set-off against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will assume the credit risk of both the borrower and the institution selling the participation. A selling institution voting in connection with a potential waiver of a default by a borrower may have interests different from those of the Fund, and the selling institution might not consider the interests of the Fund in connection with its vote. Notwithstanding, most participation agreements with respect to loans provide that the selling institution may not vote in favor of any amendment, modification or

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waiver that forgives principal, interest or fees, reduces principal, interest or fees that are payable, postpones any payment of principal (whether a scheduled payment or a mandatory prepayment), interest or fees or releases any material guarantee or collateral without the consent of the participant (at least to the extent the participant would be affected by any such amendment, modification or waiver). In addition, many participation agreements with respect to Loans that provide voting rights to the participant further provide that if the participant does not vote in favor of amendments, modifications or waivers, the selling institution may repurchase such participation at par.

Non-Performing Loans Risk. The Fund’s investments are expected to include investments in non-performing and sub-performing loans which often involve workout negotiations, restructuring and the possibility of foreclosure. These processes are often lengthy and expensive. In addition, the Fund’s investments may include securities and debt obligations of financially distressed issuers, including companies involved in bankruptcy or other reorganization and liquidation proceedings. As a result, the Fund’s investments may be subject to additional bankruptcy related risks, and returns on such investments may not be realized for a considerable period of time. There can be no assurance as to the amount and timing of payments with respect to the loans.

Direct Lending Risk. To the extent the Fund is the sole lender in privately offered debt, it may be solely responsible for the expense of servicing that debt, including, if necessary, taking legal actions to foreclose on any security instrument securing the debt (e.g., the mortgage or, in the case of a mezzanine loan, the pledge). This may increase the risk and expense to the Fund compared to syndicated or publicly offered debt.

Direct Origination Risk. A portion of the Fund’s investments may be originated through the Co-Investment Program. The results of the Fund’s operations depend on several factors, including the availability of opportunities for the origination or acquisition of target investments, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets and economic conditions. Further, the Fund’s inability to raise capital and the risk of portfolio company defaults may materially and adversely affect the Fund’s investment originations, business, liquidity, financial condition, results of operations and its ability to make distributions to its shareholders. In addition, competition for originations of and investments in the Fund’s target investments may lead to the price of such assets increasing, which may further limit its ability to generate desired returns. Also, as a result of this competition, desirable investments in the Fund’s target investments may be limited in the future and the Fund may not be able to take advantage of attractive investment opportunities from time to time, as the Fund can provide no assurance that the Adviser and Sub-Adviser will be able to identify and make investments that are consistent with its investment objective.

Sourcing Investment Opportunities Risk. The Fund has not identified the potential investments for its portfolio that it will acquire. It cannot be certain that the Adviser and Sub-Adviser will be able to locate a sufficient number of suitable investment opportunities to allow the Fund to fully implement its investment strategy. In addition, privately negotiated investments in loans and illiquid securities of private middle-market companies require substantial due diligence and structuring, and the Fund may not be able to achieve its anticipated investment pace. These factors increase the uncertainty, and thus the risk, of investing in the Fund. To the extent the Fund is unable to deploy its capital, its investment income and, in turn, the results of its operations, will likely be materially adversely affected.

CLO Risk. In addition to the general risks associated with debt securities and structured products discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

CLO equity and junior debt securities that the Fund may acquire are subordinated to more senior tranches of CLO debt. CLO equity and junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs and structured notes. See “Tax Status” in the Fund’s SAI.

Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.

The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.

The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full. The Fund’s CLO investments and/or the underlying senior secured loans may prepay more quickly than expected, which could have an adverse impact on the Company’s net assets.

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Mezzanine Securities Risk. Most of the Fund’s mezzanine securities and other investments (if any) are expected to be unsecured and made in companies whose capital structures have significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the securities and other investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the portfolio company’s assets, some or all of such terms may not be part of particular investments. Mezzanine securities and other investments generally are subject to various risks including, without limitation: (i) a subsequent characterization of an investment as a “fraudulent conveyance”; (ii) the recovery as a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so-called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to collateral securing the obligations.

High Yield Debt Risk. A substantial portion of the high yield debt in which the Fund invests are rated below investment-grade by one or more nationally recognized statistical rating organizations or are unrated but of comparable credit quality to obligations rated below investment-grade, and have greater credit and liquidity risk than more highly rated debt obligations. Lower-rated securities may include securities that have the lowest rating or are in default. High yield debt is generally unsecured and may be subordinate to other obligations of the obligor. The lower rating of high yield debt reflects a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the obligor to make payment of principal and interest. Many issuers of high yield debt are highly leveraged, and their relatively high debt-to-equity ratios create increased risks that their operations might not generate sufficient cash flow to service their debt obligations. In addition, many issuers of high yield debt may be in poor financial condition, experiencing poor operating results, having substantial capital needs or negative net worth or be facing special competitive or product obsolescence problems, and may include companies involved in bankruptcy or other reorganizations or liquidation proceedings. Certain of these securities may not be publicly traded, and therefore it may be difficult to obtain information as to the true condition of the issuers. Overall declines in the below investment-grade bond and other markets may adversely affect such issuers by inhibiting their ability to refinance their debt at maturity. High yield debt is often less liquid than higher rated securities.

High yield debt is often issued in connection with leveraged acquisitions or recapitalizations in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. High yield debt has historically experienced greater default rates than has been the case for investment-grade securities. The Fund may also invest in equity securities issued by entities with unrated or below investment-grade debt.

High yield debt may also be in the form of zero-coupon or deferred interest bonds, which are bonds which are issued at a significant discount from face value. The original discount approximates the total amount of interest the bonds will accrue and compound over the period until maturity or the first interest accrual date at a rate of interest reflecting the market rate of the security at the time of issuance. While zero-coupon bonds do not require the periodic payment of interest, deferred interest bonds generally provide for a period of delay before the regular payment of interest begins. Such investments experience greater volatility in market value due to changes in the interest rates than bonds that provide for regular payments of interest.

Investing in lower-rated securities involves special risks in addition to the risks associated with investments in higher-rated fixed income securities, including a high degree of credit risk. Lower-rated securities may be regarded as predominately speculative with respect to the issuer’s continuing ability to meet principal and interest payments. Analysis of the creditworthiness of issuers/issues of lower-rated securities may be more complex than for issuers/issues of higher quality debt securities. Securities that are in the lowest rating category are considered to have extremely poor prospects of ever attaining any real investment standing, to have a current identifiable vulnerability to default and/or to be unlikely to have the capacity to pay interest and repay principal. The secondary markets on which lower-rated securities are traded may be less liquid than the market for higher grade securities. Less liquidity in the secondary trading markets could adversely affect and cause large fluctuations in the value of the Fund’s portfolio. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of lower-rated securities, especially in a thinly traded market.

The use of credit ratings as the sole method of evaluating lower-rated securities can involve certain risks. For example, credit ratings evaluate the safety of principal and interest payments, not the market value risk of lower-rated securities. Also, credit rating agencies may fail to change credit ratings in a timely fashion to reflect events since the security was rated.

Preferred Securities Risk. There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights. Interest rate risk is, in general, the risk that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed-income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed-income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed-income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Fixed-income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund. In addition, the Fund may invest in fixed-income and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic

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and competitive industry conditions than higher quality securities. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities with a conversion value that is the same as the value of the bond or preferred share have characteristics similar to common stocks. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, by the Fund will magnify the Fund’s gains or losses. The use of leverage via short selling and short positions in futures contracts will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund to have higher expenses (especially interest and/or short selling related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns on the Fund.

Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Equity Securities Risks. Equity securities are susceptible to general stock market fluctuations and to volatile increases and decreases in value. The equity securities held by the Fund may experience sudden, unpredictable drops in value or long periods of decline in value. This may occur because of factors affecting securities markets generally, the equity securities of a particular sector, or a particular company. When the values of equity securities decline, it could, in turn, adversely affect the value of the Fund investments, regardless of the performance or expected performance of companies in which the Fund invests.

Originated Investments Risks. The Fund may originate certain of its investments with the expectation of later syndicating a portion of such investment to third parties. Prior to such syndication, or if such syndication is not successful, the Fund’s exposure to the originated investment may exceed the exposure that the Adviser and Sub-Adviser intended to have over the long-term or would have had had it purchased such investment in the secondary market rather than originating it.

Private Investment Fund Risk. The Fund may invest in private investment funds, including “hedge funds,” which pursue alternative investment strategies. Certain investment instruments and techniques that a private fund may use are speculative and involve a high degree of risk. Because of the speculative nature of a private fund’s investments and trading strategies, the Fund may suffer a significant or complete loss of its invested capital in one or more private funds. A shareholder will also bear fees and expenses charged by the underlying funds in addition to the Fund’s direct fees and expenses. In addition, interests in a private fund may also be illiquid.

Valuation of Private Investments. While the valuation of the Fund’s publicly-traded securities are more readily ascertainable, the Fund’s ownership interest in private investments (including Private Corporate Debt Investments) are not publicly traded. The fair value of loans, securities and other investments that are not publicly traded may not be readily determinable, and the Fund will value these investments at fair value as determined in good faith by the Board, including to reflect significant events affecting the value of the Fund’s investments. Many of the Fund’s investments, including certain Private Corporate Debt Investments, will be classified as Level 3 under Topic 820 of the U.S. Financial Accounting Standards Board’s Accounting Standards Codification, as amended, Fair Value Measurements and Disclosures (“ASC Topic 820”). This means that the Fund’s portfolio valuations will be based on unobservable inputs and the Fund’s own assumptions about how market participants would price the asset or liability in question. The Fund expects that inputs into the determination of fair value of the Fund’s portfolio investments will require significant management judgment or estimation. Even if observable market data are available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. The Fund has retained the services of one or more independent service providers to review the valuations of these securities. The types of factors that the Board may take into account in determining the fair value of the Fund’s investments generally include, as appropriate, comparison to publicly-traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, the Fund’s determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The Fund’s net asset value could be adversely affected if the Board’s determinations regarding the fair value of the Fund’s investments were materially higher than the values that the Fund ultimately realizes upon the disposal of such securities.

Option Writing Risk. If a put or call option purchased by the Fund were permitted to expire without being sold or exercised, the Fund would lose the entire premium it paid for the option. The risk involved in writing a put option is that there could be a decrease in the market value of the underlying future, security, currency or other asset. If this occurred, the option could be exercised and the underlying future, security, currency or other asset would then be sold to the Fund at a higher price than its current market value. The risk involved in writing a call option is that there could be an increase in the market value of the underlying future, security, currency or other asset. If this occurred, the option could be exercised and the underlying future, security, currency or other asset would then be sold by the Fund at a lower price than its current market value.

Medium and Small Capitalization Company Risk. Some issuers of the Fund’s investments may be medium or small capitalization companies which may be newly formed or have limited product lines, distribution channels, and financial or managerial resources. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. The Fund does not maintain a policy limiting its ability to invest in medium or small capitalization companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies. Generally, securities of medium and small capitalization companies are more likely to experience sharper swings in market values, less liquid markets, in which it may be more difficult

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for the Advisor to sell at times and at prices that the Advisor believes appropriate, and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth, and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over-the-counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

Foreign Investment Risk. Foreign securities may be issued and traded in foreign currencies. As a result, changes in exchange rates between foreign currencies may affect their values in U.S. dollar terms. For example, if the value of the U.S. dollar goes up, compared to a foreign currency, a loan payable in that foreign currency will go down in value because it will be worth fewer U.S. dollars. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. The Fund may employ hedging techniques to minimize these risks, but the Fund can offer no assurance that the Fund will, in fact, hedge currency risk or, that if the Fund does, such strategies will be effective.

The political, economic, and social structure of some foreign countries may be less stable and more volatile than those in the United States. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. A government may take over assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for the Fund to vote proxies, exercise stockholder rights, and pursue legal remedies with respect to foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of the Fund’s investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and to take into account with respect to the Fund’s investments in foreign securities. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers may be less than in the United States. The procedures and rules governing foreign transactions and custody (holding of the Fund’s assets) may involve delays in payment, delivery or recovery of money or investments. Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies, and some countries may lack uniform accounting and auditing standards. Thus, there may be less information publicly available about foreign companies than about most U.S. companies. Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Fund may at times be unable to sell foreign securities at favorable prices. Dividend and interest income from foreign securities may be subject to withholding taxes by the country in which the issuer is located, and the Fund may not be able to pass through to its shareholders foreign tax credits or deductions with respect to these taxes.

Tax Risk. Certain of the Fund’s portfolio holdings, including NPLs, may be subject to special tax rules, the effect of which may have adverse tax consequences for the Fund. By investing in NPLs indirectly through the NPL Subsidiary, the Fund intends to obtain exposure to the NPL market within the U.S. federal tax requirements that apply to the Fund. However, because the NPL Subsidiary is a controlled foreign corporation, any income received from its investments will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains. Additionally, in September 2016, the Internal Revenue Service (“IRS”) issued proposed regulations that, if finalized in proposed form, would provide that the income that the Fund derives from its investment in the NPL Subsidiary in any taxable year would only be treated as “qualifying income” for purposes of the 90% gross income requirement of Subchapter M to the extent that the NPL Subsidiary makes certain dividend distributions to the Fund out of the NPL Subsidiary’s earnings and profits for that same taxable year. Therefore, the NPL Subsidiary will, no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the NPL Subsidiary, in an amount approximately equal to the total amount of “Subpart F” income (as defined in Section 951 of the Code) generated by or expected to be generated by the NPL Subsidiary’s investments during the fiscal year. If the NPL Subsidiary were to fail to make sufficient dividend distributions to the Fund in accordance with the provisions of the proposed regulations, all or a portion of the income from the Fund’s investment in the NPL Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years. In such event, the Fund’s Board of Trustees would consider what action to take in the best interests of shareholders.

Cybersecurity Risk. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer such losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.

Possible Risk of Conflicts

Allocation of Investment Opportunities Risk. The Sub-Adviser may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited (e.g., in local and emerging markets, high yield securities, fixed income securities, regulated industries, small capitalization and initial public offerings/new issues) or where the liquidity of such investment opportunities is limited. From time to time and as required by applicable law or otherwise required under the terms of its exemptive relief, the Sub-Adviser may determine to refer certain conflicts of interest to Bain Capital’s Allocation Committee (the “Allocation Committee”), comprised of senior Bain Capital personnel, for review and resolution, particularly in situations where the Sub-Adviser and other affiliated investment advisers are unable to resolve such conflicts. Similarly, the Allocation Committee may in its sole discretion determine to review and make determinations regarding certain conflicts of interest.

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The Sub-Adviser does not receive performance-based compensation in respect of its investment management activities on behalf of the Fund, but may simultaneously manage other investment vehicles or accounts for which the Sub-Adviser receives greater fees or other compensation (including performance-based fees or allocations) than they receive in respect of the Fund. The simultaneous management of other investment vehicles or accounts that pay greater fees or other compensation than the Fund may create a conflict of interest as the Sub-Adviser may have an incentive to favor accounts with the potential to receive greater fees. For instance, the Sub-Adviser may be faced with a conflict of interest when allocating scarce investment opportunities given the possibly greater fees from accounts that pay performance-based fees. To address these types of conflicts, the Sub-Adviser has adopted policies and procedures under which it will allocate investment opportunities in a manner that it believes is consistent with their obligations as investment advisers. However, the amount, timing, structuring or terms of an investment by the Fund may differ from, and performance may be lower than, the investments and performance of other investment vehicles or accounts.

Conflict of Interest Created by Valuation Process for Certain Portfolio Holdings. The Fund expects to make certain of its portfolio investments in the form of loans and securities that are not publicly traded and for which no market based price quotation is available. As a result, the Board will determine the fair value of these loans and securities in good faith. In connection with that determination, investment professionals from the Adviser and Sub-Adviser may provide the Board with valuations based upon the most recent portfolio company financial statements available and projected financial results of each portfolio company. While the valuation for certain private investments that do not have a readily available market quotation will be reviewed by an independent valuation firm at least quarterly, the ultimate determination of fair value will be made by the Board and not by such third-party valuation firm. With regard to NPLs, such investments will be valued in accordance with the valuation procedures adopted by the Fund and will not be reviewed by an independent valuation firm. In addition, each of the interested members of the Board has a pecuniary interest in the Adviser. The participation of the Adviser’s investment professionals in the Fund’s valuation process, and the pecuniary interest in the Adviser by certain members of the Board, could result in a conflict of interest as the Adviser’s management fee is based, in part, on the value of the Fund’s assets.

Conflicts of Interest Related to Direct Origination. In the ordinary course of business, the Fund may enter into transactions with portfolio companies that may be considered related party transactions. In order to ensure that the Fund does not engage in any prohibited transactions with any persons affiliated with the Fund, it has implemented certain written policies and procedures whereby the Fund’s executive officers screen each of the Fund’s transactions for any possible affiliations between the proposed portfolio investment and the Fund, companies controlled by the Fund or its executive officers and directors. The Fund will not enter into any agreements unless and until it is satisfied that doing so will not raise concerns under the 1940 Act or, if such concerns exist, it has taken appropriate actions to seek review and approval by the Board or exemptive relief for such transaction. The Board will review these procedures on a periodic basis and approve any transaction relying on exemptive relief. On March 22, 2018, the Fund was granted a SEC exemptive order, which grants the Fund exemptive relief permitting the Fund, subject to the satisfaction of specific conditions and requirements, to participate in the Co-Investment Program.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board is comprised of five trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

Investment Adviser

Griffin Capital Credit Advisor, LLC, located at Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a Delaware limited liability company formed in 2016, for the purpose of advising the Fund. The Adviser is indirectly controlled by Griffin Capital Company, LLC, a Delaware limited liability company, which is controlled by Kevin Shields because he controls more than 25% of the voting interests of Griffin Capital Company, LLC as of the date of this prospectus.

Under the general supervision of the Fund’s Board, the Adviser carries out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, determine which securities should be purchased, sold or exchanged, which may be delegated to the Sub-Adviser as described in this Prospectus. In addition, the Adviser supervises and provides oversight of the Fund’s service providers. The Adviser furnishes to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser compensates all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.85% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

A discussion regarding the basis for the Boards’ approval of the Fund’s Investment Advisory Agreement is available in the Fund’s semi-annual report to shareholders for fiscal period ending June 30, 2017.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering expenses, but excluding taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.35% per annum of the Fund’s average daily net assets attributable to Class I (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain

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in effect, at least through April 30, 2020, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Fund’s Board on 60 days’ written notice to the Adviser. The Expense Limitation Agreement may be renewed at the Adviser’s and Board’s discretion.

Shareholders will also pay a pro rata share of asset-based and performance fees associated with the Underlying Funds.

Adviser’s Investment Committee

The Adviser has established an Investment Committee comprised of seven persons (the “Committee”) responsible for: setting overall investment policies and strategies of the Adviser; approval of certain Private Corporate Debt Investments being considered for investment by the Fund; establishing allocation targets for the investment portfolio of the Fund among the investments in which the Fund invests; and generally overseeing the activities of the Portfolio Managers (see below).

The members of the Committee, and their professional background and experience, are as follows:

Kevin A. Shields — Mr. Shields is the Chief Executive Officer and is a Principal of the Adviser, a position he has held since its inception in 2017. Mr. Shields also serves as the Fund’s President and a member of the Board of Trustees, positions he has held since the Fund’s formation. Mr. Shields is also Chairman and Chief Executive Officer of Griffin Capital, which he founded in 1995, and is the Chairman of our exclusive wholesale marketing agent, Griffin Capital Securities, LLC and controls the Adviser through his ownership of Griffin Capital. Griffin Capital, through a wholly-owned subsidiary, owns Griffin Capital Securities, LLC. Mr. Shields also is the Chief Executive Officer and a Principal of Griffin Capital Credit Advisor, LLC, a position he has held since its inception in 2017. Mr. Shields also serves as the Chief Executive Officer of Griffin Capital Advisor, LLC, a position he has held since its inception in 2014, and as a Trustee of the Board of Trustees of Griffin Institutional Access Real Estate Fund (“GIREX”), a position he has held since its inception in 2014. Mr. Shields also currently serves as Chairman of the board of directors of Griffin Capital Essential Asset REIT II, Inc. (“Griffin REIT II”), a public non-traded REIT formerly sponsored by Griffin Capital, a position he has held since the company’s formation in 2013. He previously served as Chief Executive Officer (2008-2018), Executive Chairman (2018-2019) and Chairman of the Board of Directors of Griffin Capital Essential Asset REIT Inc. from 2008-2019 until that company merged with Griffin REIT II on April 30, 2019. He also serves as a non-voting special observer of the board of directors and member of the investment committee of Griffin-American Healthcare REIT III, Inc. and Griffin-American Healthcare REIT IV, Inc., public non-traded REITs co-sponsored by Griffin Capital. Before founding Griffin Capital, from 1993 to 1994, Mr. Shields was a Senior Vice President and head of the Structured Real Estate Finance Group at Jefferies & Company, Inc., a Los Angeles-based investment bank. During his tenure at Jefferies, Mr. Shields focused on originating structured lease bond product with a particular emphasis on sub-investment grade lessees. While there, he consummated the first securitized forward lease bond financing for a sub-investment grade credit tenant. From 1992 to 1993, Mr. Shields was the President and Principal of Terrarius Incorporated, a firm engaged in the restructuring of real estate debt and equity on behalf of financial institutions, corporations, partnerships and developers. Prior to founding Terrarius, from 1986 to 1992, Mr. Shields served as a Vice President in the Real Estate Finance Department of Salomon Brothers Inc. in both New York and Los Angeles. During his tenure at Salomon, Mr. Shields initiated, negotiated, drafted and closed engagement, purchase and sale and finance agreements. Mr. Shields holds a J.D. degree, an MBA, and a B.S. degree in Finance and Real Estate from the University of California at Berkeley.

Randy I. Anderson Ph.D., CRE — Dr. Anderson serves as Chief Investment Officer and is a Principal of the Adviser, a position he has held since its inception in 2017, and as Chairman of the Board of Trustees, a position he has held since the Fund’s formation. Additionally, Dr. Anderson serves as the Chief Economist of Griffin Capital, a position he has held since joining Griffin Capital, in 2014. In addition, Dr. Anderson serves as President of Griffin Capital Asset Management Company, LLC, and has held such position since September 2015.

Dr. Anderson also serves as the Chief Investment Officer of Griffin Capital Advisor, LLC, a position he has held since its inception in 2014, and as Chairman of the Board of Trustees of GIREX, a position he has held since its inception in 2014. Dr. Anderson has served as the Dean’s Adjunct Professor of Real Estate Capital Markets at Florida Atlantic University since 2019. From 2012-2013, Dr. Anderson held several senior executive positions at Bluerock Real Estate LLC, including founding partner of the Bluerock Total Income+ Real Estate Fund, where he was the portfolio manager. Dr. Anderson served as the Howard Phillips Eminent Scholar Chair and Professor of Real Estate at the University of Central Florida from 2008 through 2013, where he was responsible for growing the real estate program, including the establishment of the Professional MS in Real Estate. While at the University of Central Florida, Dr. Anderson was a member of the University Foundation Investment Sub-Committee which provides investment advice for the endowment, was the academic member of the Florida Association of Realtors Education Foundation Advisory Board and was an ex-officio board member of the Central Florida Commercial Association of Realtors. In 2007, Dr. Anderson was President, Chief Executive Officer, and founding partner of Franklin Square Capital Partners, where he helped establish, strategically organize, and capitalize the firm. From 2005 through 2007, Dr. Anderson also served as Chief Economist for CNL Financial Group as well as Divisional President for CNL Real Estate Advisors. Prior to CNL, Dr. Anderson was the Chief Economist and Director of Research for the Marcus and Millichap Company from 2002 through 2005 and Vice President of Research at Prudential Real Estate Advisors from 2001 through 2002.

Dr. Anderson is a former co-editor of the Journal of Real Estate Portfolio Management and the Journal of Real Estate Literature. Dr. Anderson received the Kinnard Young Scholar Award from the American Real Estate Society, an award which recognizes outstanding real estate scholarship for young academics, served as the Executive Director for the American Real Estate Society, was named a Homer Hoyt Fellow and a NAIOP Distinguished Fellow, and has been invited to guest lecture at leading global universities. Dr. Anderson received his B.A. in Finance from North Central College in 1991 as a Presidential Scholar and holds a Ph.D. in Finance as a Presidential Fellow from the University of Alabama, where he graduated with highest distinction in 1996.

David C. Rupert — Mr. Rupert has served as a member of the Investment Committee of the Adviser since its inception in 2017. Mr. Rupert has also served as a member of the Investment Committee of Griffin Capital Advisor, LLC since its inception in 2014. Mr. Rupert has also served as the President of Griffin Capital Company, LLC since 2010, and served as Chief Operating Officer of Griffin Capital Company, LLC from 2000 to 2008. Mr. Rupert also served as Chief Executive Officer of GC-BDC, a position he held from 2014 until 2017. Mr. Rupert served as Executive Vice President of Griffin Capital Essential Asset REIT II, Inc. from 2013-2019. Mr. Rupert also previously served as President and Executive Vice President of Griffin Capital Essential Asset REIT, Inc. from 2012 through 2015, and 2015 through 2018, respectively. In addition, Mr. Rupert serves as Vice President of Phillips Edison Grocery Center REIT III, Inc., a position he has held since 2016. Mr. Rupert’s 30 years of commercial real estate and finance experience includes over $9 billion of transactions executed on four continents: North America, Europe, Asia and Australia. From July

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2009 to August 2010, Mr. Rupert co-headed an opportunistic hotel fund in partnership with The Olympia Companies, a hotel owner-operator with more than 800 employees, headquartered in Portland, Maine. From March 2008 through June 2009 Mr. Rupert was a partner in a private equity firm focused on Eastern Europe, in particular extended stay hotel and multifamily residential development, and large scale agribusiness in Ukraine. From 1999-2000, Mr. Rupert served as President of CB5, a real estate and restaurant development company that worked closely with the W Hotel division of Starwood Hotels. From 1997-1998 Mr. Rupert provided consulting services in the U.S. and UK to Lowe Enterprises, a Los Angeles-headquartered institutional real estate management firm. From 1986-1996, Mr. Rupert was employed at Salomon Brothers in New York, where he served in various capacities, including the head of REIT underwriting, and provided advice, raised debt and equity capital and provided brokerage and other services for leading public and private real estate institutions and entrepreneurs. Since 1984, Mr. Rupert has served on the Advisory Board to Cornell University’s Endowment for Real Estate Investments, and in August 2010 Mr. Rupert was appointed Co-Chairman of this Board. For more than 15 years, Mr. Rupert has lectured in graduate-level real estate and real estate finance courses in Cornell’s masters-level Program in Real Estate, where he is a founding Board Member. Mr. Rupert received his B.A. degree from Cornell in 1979 and his MBA from Harvard in 1986.

Howard S. Hirsch — Mr. Hirsch has served as a member of the Investment Committee of the Adviser since its inception in 2017. He also serves as Vice President and Secretary of the Adviser. In addition, Mr. Hirsch serves as Vice President and Secretary of Griffin Capital Advisor, LLC, positions he has held since its inception in 2014. Mr. Hirsch served as Vice President and Secretary of GC-BDC, positions he held from 2014 to 2017. Mr. Hirsch is Chief Legal Officer and Secretary of Griffin REIT II, positions he has held since April 2019, and was Vice President and Secretary of Griffin REIT II from June 2014-2019. Mr. Hirsch was also Chief Legal Officer and Secretary of GCEAR, from December 2018 - April 2019 and Vice President and Assistant Secretary from June 2014-December 2018. Mr. Hirsch previously served as Vice President and General Counsel - Securities of Griffin Capital Company, LLC, positions he held from June 2014 to December 2018. Mr. Hirsch is responsible for overseeing all legal matters and oversees product offerings and corporate, legal, securities, due diligence and compliance matters for the public companies and affiliated entities sponsored by Griffin Capital Company, LLC. Mr. Hirsch is an ex-officio member of Griffin Capital Company, LLC’s executive management team. Prior to joining Griffin Capital Company, LLC in June 2014, Mr. Hirsch was a shareholder at the law firm of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC in Atlanta, Georgia. From July 2007 through the time he joined Baker Donelson in April 2009, Mr. Hirsch was counsel at the law firm of Bryan Cave LLP in Atlanta, Georgia. Prior to joining Bryan Cave LLP, from July 1999 through July 2007, Mr. Hirsch worked at the law firm of Holland and Knight LLP in Atlanta, Georgia, where he was an associate and then a partner. Mr. Hirsch has approximately 20 years of experience in public securities offerings, SEC reporting, corporate and securities compliance matters, and private placements. He previously handled securities, transactional and general corporate matters for various publicly-traded and non-traded REITs. Mr. Hirsch’s experience also includes registrations under the Securities Act of 1933, reporting under the Exchange Act of 1934, and advising boards of directors and the various committees of public companies. He has counseled public companies on corporate governance best practices and compliance matters, and has represented issuers on SEC, FINRA, and “Blue Sky” regulatory matters in connection with registrations of public offerings of non-traded REITs and real estate partnerships. He also has experience representing broker dealers on various FINRA compliance matters. Mr. Hirsch earned his B.S. from Indiana University and his J.D. from The John Marshall Law School in Chicago, Illinois.

Spencer Propper — Mr. Propper serves as Vice President and is a Principal of the Adviser. Additionally, Mr. Propper serves as Managing Director of Griffin Capital Company, LLC, a position he has held since joining Griffin Capital Company, LLC in 2014. In addition, Mr. Propper serves as Vice President and Principal of Griffin Capital Advisor, LLC, a position he has held since its inception in 2014, and as Associate Portfolio Manager of GIREX, a position he has held since its inception in 2014. Previously, Mr. Propper was a Director at Lakemont Group, a boutique real estate investment banking and consulting firm. Within this role Mr. Propper provided portfolio management services to the Bluerock Total Income Plus Real Estate Fund. Additionally, at the Lakemont Group, Mr. Propper was responsible for overseeing projects for a variety of clients including pension funds, private equity firms and publicly traded real estate companies and specialized in structured finance, market analysis and strategic due diligence. Mr. Propper holds a Master of Business Administration and Bachelor of Science in Finance and Real Estate from the University of Central Florida.

Joseph E. Miller — Mr. Miller serves as Chief Financial Officer of the Adviser and Treasurer of the Fund. Mr. Miller is the Treasurer of GIREX, and the Chief Financial Officer of GIREX’s adviser, Griffin Capital Advisor, LLC, and has held these positions since June 2014. In addition, Mr. Miller is Griffin Capital’s Chief Financial Officer and Chief Operating Officer, positions he has held since February 2007 and June 2017, respectively, where he is responsible for all of Griffin Capital’s accounting, finance, information technology systems and human resources functions. Mr. Miller has 25 years of real estate experience in public accounting and real estate investment firms. Prior to joining our sponsor, from 2001 to January 2007, Mr. Miller served as the Vice President and Corporate Controller, and later the Senior Vice President of Business Operations, for PS Business Parks, a publicly-traded REIT. At PS Business Parks, Mr. Miller was initially responsible for SEC filings, property-level accounting, and all financial reporting. Upon assuming the role of Senior Vice President of Business Operations, Mr. Miller was responsible for the financial operations of the real estate portfolio, policies and procedures of the organization, and information technology systems. From 1997 to 2001, Mr. Miller was the Corporate Controller for Maguire Properties, formerly Maguire Partners, where he was responsible for the accounting operations, treasury functions, and information technology systems. Before joining Maguire, from 1994 to 1997, Mr. Miller was an audit manager with Ernst & Young LLP where he was responsible for attestation engagements for financial services and real estate companies, and he also worked on initial public offering teams for real estate investment companies going public. Mr. Miller also worked with KPMG, where he became a certified public accountant. Mr. Miller received a B.S. in Business Administration, Accounting from California State University, Northridge, and an M.B.A. from the University of Southern California.

Muhammad Gazi, CFA — Mr. Gazi joined in 2018 and serves as a Vice President, Product Specialist for Griffin Capital Company, LLC. Mr. Gazi is a member of the Adviser’s Investment Committee and is responsible for the Adviser’s product placement and strategy development. Previously, Mr. Gazi was a senior credit strategist at PIMCO, focusing on PIMCO’s Global Credit Alternatives Strategies and Private Credit Opportunities. He was the lead associate for a $5 billion alternative credit platform and was responsible for product development, marketing, and servicing of credit strategies. He served as a key point of contact for all institutional and high net worth clients for PIMCO’s flagship credit hedge fund and maintained a high degree of credit investment product and market knowledge. Prior, he was a CIO associate on the PIMCO Total Return portfolio management team working alongside PIMCO’s Chief Investment Officer on the Total Return Fund and Absolute return strategies. He was responsible for generating trade ideas, investment recommendations and managing dispersion across credit mandates. Prior to PIMCO, he worked at Prudential Financial as an FSA, focusing on retirement investments for high net worth individuals. He has 12 years of investment experience and holds a degree in commerce and finance from Rotman School of Management at the University of Toronto.

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Investment Sub-Adviser

The Adviser has engaged BCSF Advisors, LP, an investment adviser registered with the SEC under the Advisers Act, to provide ongoing research, opinions and recommendations regarding the Fund’s investment portfolio. BCSF is an affiliate of Bain Capital Credit. Bain Capital Credit was formed in 1998 as the credit investing arm of Bain Capital, one of the world’s premier alternative investment firms, with approximately $105 billion in assets under management as of September 30, 2018. BCSF has entered into a resource sharing agreement with Bain Capital Credit, pursuant to which Bain Capital Credit will provide BCSF with experienced investment professionals and access to the resources of Bain Capital Credit. Bain Capital Credit invests across the full spectrum of credit strategies, including leveraged loans, high-yield bonds, distressed debt, direct lending, structured products, NPLs and equities. With offices in Boston, Chicago, New York, London, Dublin, Hong Kong, Sydney, Madrid, Guangzhou, Seoul, and Melbourne, Bain Capital Credit and its subsidiaries have a global footprint with approximately $39 billion in assets under management as of January 1, 2019. The Fund will reimburse the Sub-Adviser for certain expenses related to identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling) refinancing or restructuring of investment opportunities for the Fund.

Portfolio Manager

Subject to the Committee’s oversight, Andrew Carlino, Nate Whittier, Michael Ewald and Alon Avner serve as the Fund’s portfolio managers (“Portfolio Managers”). Mr. Carlino, and Mr. Whittier are primarily responsible for overseeing the day to day investment operations of the Fund.

Andrew Carlino — Mr. Carlino joined Bain Capital Credit in 2002. He is a Managing Director and Portfolio Manager in Liquid Credit. Prior to his current role, Mr. Carlino was responsible for investments in the Airlines, Aerospace & Defense, and Homebuilding & Building Product sectors. Previously, Mr. Carlino was a consultant for The Boston Consulting Group where he worked on engagements in the Healthcare, Software and Retail Banking sectors. He also spent five years in the US Air Force as an intelligence officer. Mr. Carlino received an M.B.A. from The University of Chicago Booth Graduate School of Business and a B.S. from the United States Air Force Academy.

Nate Whittier — Mr. Whittier joined Bain Capital Credit in 2013. He is a Director and Portfolio Manager in Liquid Credit based in Bain Capital Credit’s Boston office. He is also responsible for risk management and portfolio analytics across the firm’s strategies. Previously, Mr. Whittier worked in the Global Portfolio Solutions Group of the Asset Management Division of Goldman Sachs. Mr. Whittier received a B.Sc. in Computer Science and Finance from Northeastern University.

Michael A. Ewald — Mr. Ewald joined Bain Capital Credit in 1998. He is a Managing Director, Global Head of the Private Credit Group, Portfolio Manager for the Middle Market Credit and Senior Direct Lending strategies and a Credit Committee member. He also serves as President and CEO of Bain Capital Specialty Finance, Inc., a registered business development company. He is based in Bain Capital Credit’s Boston office. Previously, Mr. Ewald was an Associate Consultant at Bain & Company and an analyst at Credit Suisse First Boston in the Regulated Industries group. Mr. Ewald received an M.B.A. from the Amos Tuck School of Business at Dartmouth College and a B.A. from Tufts University.

Alon Avner — Mr. Avner joined Bain Capital Credit in 2006. He has been the Head of Bain Capital Credit Europe since 2009 and is a Managing Director in Distressed and Special Situations and a Credit Committee member based in Bain Capital Credit’s London office. Between 2006 and 2009, Mr. Avner was responsible for Bain Capital Credit’s European Telecom and Media investments. Previously, Mr. Avner was a Manager at Bain & Company. In addition, he worked in operations and marketing roles at Comverse Technology and Creo/Scitex. Mr. Avner received an M.B.A. from INSEAD and a B.Sc. from Tel Aviv University.

The Statement of Additional Information provides additional information about the Portfolio Managers’ compensation, other accounts managed and ownership of Fund shares.

Administrator and Accounting Agent

ALPS Fund Services, Inc. (“ALPS”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as Administrator and Accounting Agent. For its services as Administrator and Accounting Agent, the Fund pays ALPS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

Transfer Agent

DST Systems, Inc., located at 333 W. 11th Street, Kansas City, Missouri 64105, serves as Transfer Agent.

Custodian

The Bank of New York Mellon Trust Company, National Association (the “Custodian”), located at 601 Travis Street, 16th Floor, Houston, Texas 77002, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, the Custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.

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ALPS is obligated to pay expenses associated with providing the services contemplated by a Fund Services Administration Agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. DST is obligated to pay expenses associated with providing the services contemplated by a Transfer Agency Agreement, including compensation for its officers and employees providing transfer agent services to the Fund.

The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and Transfer Agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) distribution and shareholder servicing fees, (xiii) investment-related expenses, incurred in connection with identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling), refinancing or restructuring investments, whether or not completed, including fees and other compensation payable to third parties in connection therewith and travel expenses incurred by the Sub-Adviser or its affiliates incurred in connection with the Fund’s affairs, and (xiv) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares. The Fund will reimburse the Sub-Adviser for certain expenses related to identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling), refinancing or restructuring of investment opportunities for the Fund.

The Fund paid organizational costs and offering expenses incurred with respect to the offering of its shares from the proceeds of the offering. For tax purposes, offering costs cannot be deducted by the Fund or the Fund’s shareholders. Therefore, for tax purposes, the expenses incident to the offering will be deferred and amortized to expense over a 12 month period, such that deferred offering costs will be zero at the completion of the first year of operations, and expenses incident to the issuance of shares by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

The Investment Advisory Agreement authorizes the Adviser or its delegate to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who beneficially owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of April 1, 2019, no entity or person beneficially owned 25% or more of the outstanding Class I shares of the Fund.

DETERMINATION OF NET ASSET VALUE

The net asset value of shares of the Fund is determined daily, as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern time). Each Class I share will be offered at net asset value. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the net asset value of the shares. In computing net asset value, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations from independent pricing services approved by the Board.

The Fund’s net asset value per share is calculated, on a class-specific basis, by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund, less the Fund’s other liabilities by the total number of shares outstanding.

The Board will determine in good faith, the fair value of securities for which market quotations are not readily available. For securities that are fair valued in ordinary course of Fund operations, the Board, has delegated the day to day responsibility for determining fair valuation to the Fair Value Pricing Committee in accordance with the policies approved by the Trustees. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. Like all investments that are valued at fair value, certain Private Corporate Debt Investments will be difficult to value. With respect to certain Private Corporate Debt Investments, the Adviser has engaged independent third-party valuation specialists to assist the Fair Value Pricing Committee in valuing such securities in certain circumstances where a market price is not readily available. There is no single standard for determining fair value of a security. Likewise, there can be no assurance that the Fund will be able to purchase or sell a portfolio security at the fair value price used to calculate a Fund’s NAV. Rather, in determining the fair value of a security for which there are no readily available market quotations, the Adviser and Sub-Adviser, together with the Fair Value Pricing Committee, may consider several factors as relevant, including but not limited to: (1) evaluation of all relevant factors, including but not limited to, pricing history, current market level, supply and demand of the respective security; (2) comparison to the values, yields, and current pricing of securities that have comparable characteristics; (3) knowledge of current and historical market information with respect to the security; (4) other factors relevant to the security which would include, but not be limited to, duration, yield, fundamental analytical data,including enterprise value of a portfolio company, relevant credit market indices, and credit quality. The Adviser and Sub-Adviser may also consider periodic financial statements (audited and unaudited) or other information provided by the issuer.

Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of net asset value materially have affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s net asset value may change at times when it is not possible to purchase or sell shares of the Fund.

For purposes of determining the net asset value of the Fund, readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and ask prices on such day. If no bid or ask prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the

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security is valued by such method as the Board shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on NASDAQ are valued at NASDAQ official closing price.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and ask prices as reported by NASDAQ or, in the case of securities not reported by NASDAQ or a comparable source, as the Board deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board believes reflect most closely the value of such securities.

The Adviser will provide the Board with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any. To the extent deemed necessary by the Adviser, the Fair Value Pricing Committee will review any securities valued by the Adviser in accordance with the Fund’s valuation policies.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The Sub-Adviser has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. In addition, certain conflicts of interest may arise from the Sub-Adviser’s arrangements with affiliated investment advisers. On March 22, 2018, the Fund was granted an SEC exemptive order, which grants the Fund exemptive relief permitting the Fund, subject to the satisfaction of specific conditions and requirements, to participate in the Co-Investment Program. Through the Co-Investment Program, the Sub-Adviser will originate investments for the Fund, primarily SDLs and NPLs. The Fund and the portfolio managers who are affiliated with the Sub-Adviser will face conflicts in the allocation of investment opportunities among the Fund and the investment funds, accounts and investment vehicles managed by affiliates of the Sub-Adviser.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at net asset value no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares for each share class that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Notice to Shareholders

No less than 21 days and more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the

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Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-888-926-2688 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s net asset value.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

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DISTRIBUTION POLICY

Distribution Policy

The Fund intends to accrue dividends daily (Saturdays, Sundays and holidays included) and to distribute as of the last business day of each quarter. If a quarter begins on a Saturday, Sunday, or holiday, dividends for those days are accrued and distributed at the end of the preceding quarter. Income dividends begin accruing the day after a purchase is processed by the Fund or its agents. If shares are redeemed, you will receive all dividends accrued through the day the redemption is processed by the Fund or its agents. Distributions of net capital gains are normally accrued and distributed in December. The Fund’s distributions will vary based on the performance of its underlying holdings. The distributions may be modified by the Board from time to time. If necessary, dividends and net capital gains may be distributed at other times as well. If, for any quarterly distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital distributed from the Fund’s assets. To the extent that quarterly distributions are a return of capital to shareholders, these are not dividends and are simply a return of the amounts that shareholders invested. Although such distributions are not currently taxable, such distributions will have the effect of lowering a shareholder’s tax basis in the shares which will result in a higher tax liability when the shares are sold, even if they have not increased in value, or, in fact, have lost value. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets). This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board. If the Fund’s investments are delayed, the initial distribution may consist principally of a return of capital.

Distributions, other than daily income dividends, are paid to shareholders as of the record date of a distribution of the Fund, regardless of how long the shares have been held. Undistributed income and net capital gains are included in the Fund’s NAV. You should be aware that distributions from a taxable mutual fund do not increase the value of your investment and may create income tax obligations.

Unless the registered owner of shares elects to receive cash, all dividends distributed on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each quarter. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Please refer to the Fund’s most recent Section 19(a) notice, if applicable, at www.griffincapital.com or the Fund’s semi-annual or annual reports filed with the SEC for the sources of distributions. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

Distributions are made at the class level, so they may vary from class to class within the Fund. The Board reserves the right to change the quarterly distribution policy from time to time.

DIVIDEND REINVESTMENT POLICY

The Fund will operate under a dividend reinvestment policy administered by DST Systems, Inc. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Transfer Agent in writing at Griffin Institutional Access Credit Fund, c/o DST Systems, Inc., 430 W 7th St, Kansas City, MO 64105-1407. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s net asset value per share.

The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

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In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Transfer Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Transfer Agent at Griffin Institutional Access Credit Fund, c/o DST Systems, Inc., 430 W 7th St, Kansas City, MO 64105-1407. Certain transactions can be performed by calling the toll free number 1-888-926-2688.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, is intended for U.S. shareholders, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state, local, or foreign tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. Shareholders will not be subject to the alternative minimum tax.

Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on April 5, 2016. The Fund’s Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares, subject to a $1 billion limit on the Fund. The Fund does not intend to hold annual meetings of its shareholders.

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The Fund currently offers five different classes of shares: Class A, Class C, Class I, Class F and Class L shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class may be different. The fees and expenses for the Class I shares of the Fund are set forth in “Summary of Fund Expenses”. Further, the quarterly distributions paid to shareholders, if any, will vary for each share class based on different expenses for such classes. Certain share class details are set forth in “Plan of Distribution”.

The following table shows the amounts of Fund shares that have been authorized and are outstanding as of April 1, 2019:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Class A Shares	Unlimited	None	1,533,777
Class C Shares	Unlimited	None	1,028,157
Class I Shares	Unlimited	None	5,677,496
Class F Shares	Unlimited	None	1,098,609
Class L Shares	Unlimited	None	99,788

Shares

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Transfer Agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. DST will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

Other Classes of Shares. The Fund offers Class A, Class C, Class F and Class L shares by separate prospectuses. Class A and Class C shares are subject to lower investment minimums, but are subject to sales charges, shareholders servicing fees, and distribution fees (Class C Shares only). Class L shares are subject to sales charges, shareholders servicing fees and distribution fees and are offered only through certain platforms. Class F shares are available solely to shareholders of Griffin Capital BDC Corp. at the time of the reorganization of GC-BDC into the Fund. Class F shares are not otherwise available or being offered to the general public.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Distributor is an affiliate of the Administrator. The Fund’s Class I shares are offered for sale through the Distributor at net asset value. The Distributor also may enter into agreements with financial intermediaries for the sale and servicing of the Fund’s shares. In reliance on Rule 415, the Fund intends to offer to sell up to $1 billion of its shares, on a continual basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account.

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The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to solicit orders for the purchase of the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. Class I shares are not currently subject to a Distribution Fee.

The Distributor has entered into a “wholesale marketing” agreement with Griffin Capital Securities, LLC (“Griffin Capital Securities”), a registered broker-dealer and an affiliate of the Adviser. Pursuant to the terms of the wholesale marketing agreement, Griffin Capital Securities seeks to market and otherwise promote the Fund through various “wholesale” distribution channels, including but not limited to; regional and independent retail broker-dealers.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources, may pay additional compensation to financial intermediaries in connection with the sale and servicing of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to financial intermediaries’ registered representatives, placement on a list of investment options offered by a financial intermediary, or the ability to assist in training and educating the financial intermediaries. The Additional Compensation may differ among financial intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the financial intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling financial intermediary may create potential conflicts of interest between an investor and its financial intermediary who is recommending the Fund over other potential investments. Additionally, the Fund may pay a servicing fee to the intermediaries for providing ongoing services in respect of shareholders of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Adviser may reasonably request.

The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, perform services for the Adviser and its affiliates in the ordinary course of business.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Griffin Institutional Access Credit Fund to:

Griffin Institutional Access Credit Fund
c/o DST Systems, Inc.
430 W 7th St
Kansas City, MO 64105-1407

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, postdated on-line bill pay checks, or any conditional purchase order or payment.

The Transfer Agent will charge a $5.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an

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investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-888-926-2688 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
Credit: DST Systems, Inc.
Account #: (number provided by calling toll-free number above)
Further Credit:
Griffin Institutional Access Credit Fund
(shareholder registration)
(shareholder account number)

By Wire — Subsequent Investments

Before sending a wire, investors must contact DST to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund at 1-888-926-2688 for more information about the Fund’s Automatic Investment Plan.

By Telephone

Investors may purchase additional shares of the Fund by calling 1-888-926-2688. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, DST Systems, Inc. will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call DST Systems, Inc. at 1-888-926-2688 for additional assistance when completing an application.

If DST does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

Purchase Terms

The minimum initial purchase for Class I shares by an investor is $1,000,000. The Fund reserves the right to waive the investment minimum. The Fund may permit a financial intermediary to waive the initial minimum per shareholder for Class I shares in the following situations: broker-dealers purchasing fund shares for clients in broker-sponsored discretionary fee-based advisory programs; financial intermediaries with clients of a registered investment advisor (RIA) purchasing fund shares in fee based advisory accounts with a $1,000,000 aggregated initial investment across multiple clients; and certain other situations deemed appropriate by the Fund. The Fund’s Class I shares are offered for sale through its Distributor at net asset value. The price of the shares during the Fund’s continuous offering will fluctuate over time with the net asset value of the shares.

Share Class Considerations

When selecting a share class, you should consider the following:

●	which share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the shares; and

●	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

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Class I Shares

Class I shares will be sold at the prevailing NAV per Class I share and are not subject to any upfront sales charge. The Class I shares are not subject to a Distribution Fee, shareholder servicing fees, or contingent deferred sales charges. Class I shares may only be available through certain financial intermediaries. Because the Class I shares of the Fund are sold at the prevailing NAV per Class I share without an upfront sales charge, the entire amount of your purchase is invested immediately. However, for all accounts, Class I shares require a minimum investment of $1,000,000, while subsequent investments may be made with any amount. The Fund reserves the right to waive the investment minimum.

LEGAL MATTERS

Certain legal matters in connection with the shares will be passed upon for the Fund by Greenberg Traurig, LLP, 3333 Piedmont Road NE, Suite 2500, Atlanta GA 30305.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 1-888-926-2688 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. PricewaterhouseCoopers LLP is located at 101 Seaport Boulevard, Suite 500, Boston, MA 02210.

ADDITIONAL INFORMATION

The prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-211845). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	1
Investment Objective and Policies	2
Repurchases and Transfers of Shares	12
Management of the Fund	17
Codes of Ethics	27
Proxy Voting Policies and Procedures	27
Control Persons and Principal Holders	28
Investment Advisory and Other Services	28
Portfolio Managers	36
Allocation of Brokerage	38
Tax Status	39
Other Information	44
Independent Registered Public Accounting Firm	45
Financial Statements	45
Appendix A – Griffin Capital Credit Advisor, LLC Proxy Voting Policies and Procedures	46
Appendix B – BCSF Advisors, LP Proxy Voting Policies and Procedures	50

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NOTICE OF PRIVACY POLICY & PRACTICES

Your privacy is important to the Fund. The Fund is committed to maintaining the confidentiality, integrity, and security of your personal information. When you provide personal information, the Fund believes that you should be aware of policies to protect the confidentiality of that information.

The Fund collects the following nonpublic personal information about you:

●

Information we receive from you on or in applications or other forms, correspondence, or conversations, including, but not limited to, your name, address, phone number, social security number, assets, income, and date of birth; and

●

Information about your transactions with us, our affiliates, or others, including, but not limited to, your account number and balance, payments history, parties to transactions, cost basis information, and other financial information.

The Fund does not disclose any nonpublic personal information about our current or former shareholders to affiliated or nonaffiliated third parties, except as permitted by law. For example, the Fund is permitted by law to disclose all of the information we collect, as described above, to our Transfer Agent to process your transactions. Furthermore, the Fund restricts access to your nonpublic personal information to those persons who require such information to provide products or services to you. The Fund maintains physical, electronic, and procedural safeguards that comply with applicable federal and state standards to guard your nonpublic personal information.

In the event that you hold shares of the Fund through a financial intermediary, including, but not limited to, a broker-dealer, bank, or trust company, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with affiliated or non-affiliated third parties.

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Griffin Institutional Access Credit Fund
Class I Shares (CRDIX) of Beneficial Interest
PROSPECTUS

April 30, 2019

Investment Adviser
Griffin Capital Credit Advisor, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION

April 30, 2019

GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND

Class I Shares (CRDIX) of Beneficial Interest

Principal Executive Offices

Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245

1-888-926-2688

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the Class I prospectus of Griffin Institutional Access Credit Fund, dated April 30, 2019 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 1-888-926-2688 or by visiting www.griffincapital.com. Information on the website is not incorporated herein by reference. The registration statement of which the Prospectus is a part can be reviewed and copied at the Public Reference Room of the Securities and Exchange Commission (“SEC”) at 100 F Street NE, Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-202-551-8090. The Fund’s filings with the SEC also are available to the public on the SEC’s Internet web site at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street NE, Washington, D.C. 20549.

General Information and History	1
Investment Objective and Policies	2
Repurchases and Transfers of Shares	12
Management of the Fund	17
Codes of Ethics	27
Proxy Voting Policies and Procedures	27
Control Persons and Principal Holders	28
Investment Advisory and Other Services	28
Portfolio Managers	36
Allocation of Brokerage	38
Tax Status	39
Other Information	44
Independent Registered Public Accounting Firm	45
Financial Statements	45
Appendix A – Griffin Capital Credit Advisor, LLC Proxy Voting Policies and Procedures	46
Appendix B – BCSF Advisors, LP Proxy Voting Policies and Procedures	50

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund (the “Fund” or the “Trust”). The Fund was organized as a Delaware statutory trust on April 5, 2016. The Fund’s principal office is located at c/o Griffin Capital Credit Advisor, LLC, Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245, and its telephone number is 1-888-926-2688. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate, on a class-specific basis, equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund offers multiple classes of shares, including Class I shares. Information on Class A, Class C, Class F and Class L shares is available in a separate Statement of Additional Information. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of shares may be subject to different (or no) sales loads, (ii) each class of shares may bear different (or no) distribution and shareholder servicing fees; (iii) each class of shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees’ fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Fund’s Board of Trustees may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

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INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)	Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2)	Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)	Purchase securities on margin, but may sell securities short and write call options.

(4)	Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

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(5)	Invest more than 25% of the market value of its assets in the securities of companies or entities engaged in any one industry. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities, as well as to investments in investment companies that primarily invest in such securities.

(6)	Purchase or sell commodities, commodity contracts, including commodity futures contracts, to the full extent permitted by the 1940 Act and in accordance with the rules of the Commodity Futures Trading Commission, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)	Make loans of money or property to any person, except through loans of portfolio securities up to a maximum of 33 1/3% of the Fund’s total assets, the purchase of debt securities, including bank loans (senior loans) and participations therein, or the entry into repurchase agreements up to a maximum of 33 1/3% of the Fund’s total assets.

Other Fundamental Policies

In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than for 5% of the shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Certain Portfolio Securities and Other Operating Policies

As discussed in the Prospectus, the Fund invests in a range of secured and unsecured debt obligations which may be syndicated, consisting of U.S. high yield securities, collateralized loan obligations, global high yield securities and other fixed-income and fixed-income related securities, including direct originated debt obligations, exchange-traded funds (“ETFs”), Index Funds and other corporate debt investments. No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful. The Fund’s investment adviser is Griffin Capital Credit Advisor, LLC (the “Adviser”). The Adviser is responsible for allocating the Fund’s assets among various securities using its investment strategies, subject to policies adopted by the Fund’s Board of Trustees. Additional information regarding the types of securities and financial instruments is set forth below.

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Private Investment Funds

The Fund may invest to a limited extent in Private Investment Funds. The Private Investment Funds in which the Fund may invest will hold portfolio securities that are consistent with the Fund’s investment objective and strategy.

The Private Investment Funds may utilize leverage, pursuant to their operative documents, as a way to seek or enhance returns. Dependent upon the investment strategy and/or other factors, each Private Investment Fund will have differing limitations on the utilization of leverage. Such limitations are Private Investment Fund specific and may apply to an overall portfolio limitation. The Fund will limit its borrowing and the overall leverage of its portfolio to an amount that does not exceed 33 1/3% of the Fund’s gross asset value.

Other Investment Companies

The Fund may invest in securities of other investment companies, including ETFs. The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by investment companies in which it invests, in addition to the management fees (and other expenses) paid by the Fund. The Fund’s investments in other investment companies are subject to statutory limitations prescribed by the 1940 Act, including in certain circumstances a prohibition on the Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of the Fund’s total assets in securities of any one investment company or more than 10% of its total assets in the securities of all investment companies. In addition, Section 12(d)(1)(F) of the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding stock of such registered investment company is owned by the Fund and all affiliated persons of the Fund; and (ii) the Fund has not, and is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than 1.50%. An investment company that issues shares to the Fund pursuant to paragraph 12(d)(1)(F) shall not be required to redeem its shares in an amount exceeding 1% of such investment company’s total outstanding shares in any period of less than thirty days. Further, the Fund may rely on Rule 12d1-3, which allows unaffiliated investment companies to exceed the 5% Limitation and the 10% Limitation, provided the aggregate sales loads any investor pays does not exceed the limits on sales loads established by FINRA for funds of funds. Many ETFs, however, have obtained exemptive relief from the SEC to permit unaffiliated funds (such as the Fund) to invest in their shares beyond these statutory limits, subject to certain conditions and pursuant to contractual arrangements between the ETFs and the investing funds. The Fund may rely on these exemptive orders in investing in ETFs.

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ETFs are shares of unaffiliated investment companies issuing shares that are traded like traditional equity securities on a national stock exchange. An investment in an ETF, like one in any investment company, carries the same risks as those of its underlying securities. The price of an ETF’s shares may fluctuate or lose money. In addition, because they, unlike other investment companies, are traded on an exchange, ETFs are subject to the following risks: (i) the market price of the ETF’s shares may trade at a premium or discount to the ETF’s net asset value; (ii) an active trading market for an ETF may not develop or be maintained; and (iii) there is no assurance that the requirements of the exchange necessary to maintain the listing of the ETF will continue to be met or remain unchanged. In the event substantial market or other disruptions affecting ETFs should occur in the future, the liquidity and value of the Fund’s shares could also be substantially and adversely affected.

Although not a principal investment strategy, the Fund may invest up to 15% of its assets in private funds employing hedging strategies (commonly known as "hedge funds", i.e., investment funds that would be investment companies but for the exemptions under Rule 3(c)(1) or 3(c)(7) under the 1940 Act). Among other things, the hedge funds may invest in U.S. and non-U.S. equity and debt securities and may engage in leverage, short selling and derivative transactions. Hedge funds typically offer their securities privately without registration under the Securities Act of 1933, as amended (the "1933 Act"), in large minimum denominations (often at least $1 million) to a limited number of high net worth individual and institutional investors hedge funds are not registered as investment companies under the 1940 Act pursuant to an exemption from registration under the 1940 Act.

Typically, investment managers of hedge funds are compensated through asset-based fees and incentive-based allocations. The hedge funds employ a variety of "alternative" investment strategies to achieve attractive risk-adjusted returns (i.e., returns adjusted to take into account the volatility of those returns) with low correlation to the broad equity and fixed-income markets. "Alternative" investment strategies, unlike "relative return strategies," are generally managed without reference to the performance of equity, debt and other markets. Alternative investment strategies permit the managers of hedge funds to use leveraged or short sale positions to take advantage of perceived inefficiencies in the global capital markets. Alternative investment strategies differ from the investment programs of traditional registered investment companies, such as mutual funds. "Traditional" investment companies are generally characterized by long-only investments and restricted use of leverage.

Foreign Securities

The Fund may invest, directly or indirectly, in non-U.S. real estate companies and other foreign securities. Purchases of foreign securities entail certain risks. For example, there may be less information publicly available about a foreign company than about a U.S. company, and foreign companies generally are not subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S. Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility. In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

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Emerging Markets Securities

The Fund may invest, directly or indirectly, in issuers domiciled in emerging markets. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity, (ii) significant price volatility, (iii) restrictions on foreign investment, and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.

Additional risks of emerging markets securities may include (i) greater social, economic and political uncertainty and instability, (ii) more substantial governmental involvement in the economy, (iii) less governmental supervision and regulation, (iv) the unavailability of currency hedging technique, (v) companies that are newly organized and small, (vi) differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers, and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.

Money Market Instruments

The Fund may invest, for defensive or diversification purposes or otherwise, some or all of its assets in high-quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund or the Sub-Adviser deems appropriate under the circumstances. Pending allocation of the offering proceeds of this offering and thereafter, from time to time, the Fund also may invest in these instruments and other investment vehicles. Money market instruments are high-quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation (the “FDIC”), and repurchase agreements.

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Special Investment Techniques

The Fund may use a variety of special investment instruments and techniques to hedge against various risks or other factors and variables that may affect the values of the Fund’s portfolio securities. The Fund may employ different techniques over time, as new instruments and techniques are introduced or as a result of regulatory developments. Some special investment techniques that the Fund may use may be considered speculative and involve a high degree of risk, even when used for hedging purposes. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities.

Derivatives

The Fund may engage in transactions involving options and futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.

A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Options and Futures. The Fund may engage in the use of options and futures contracts, so-called “synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or in the over-the-counter market, or they may be negotiated directly with counterparties. In cases where instruments are purchased over-the-counter or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out a position.

The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call options for both hedging purposes and to pursue the Fund’s investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks, as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

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When writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

The use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) by the Fund could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC. However, the Fund intends to conduct its operations to avoid regulation as a commodity pool. The CFTC eliminated limitations on futures trading by certain regulated entities, including registered investment companies, and consequently registered investment companies may engage in unlimited futures transactions and options thereon provided that the investment manager to such company claims an exclusion from regulation as a commodity pool operator. In connection with its management of the Fund, the Adviser has claimed such an exclusion from registration as a commodity pool operator under the Commodity Exchange Act (“CEA”). Therefore, it is not subject to the registration and regulatory requirements of the CEA.

Successful use of futures also is subject to the Adviser’s ability to correctly predict movements in the relevant market. To the extent that a transaction is entered into for hedging purposes, successful use is also subject to the Adviser’s ability to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price.

Options on Securities Indexes. The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging or speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Adviser’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

Swap Agreements. The Fund may enter into a variety of swap agreements, including equity, interest rate, and index swap agreements. The Fund is not limited to any particular form of swap agreement if the Adviser determines that other forms are consistent with the Fund’s investment objectives and policies. Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to more than a year. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.

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Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.

Equity Securities

The Fund may purchase equity securities from time to time. Equity securities represent a proportionate share of the ownership of a company; their value is based on the success of the company’s business and the value of its assets, as well as general market conditions. The purchaser of an equity security typically receives an ownership interest in the company as well as certain voting rights. The owner of an equity security may participate in a company’s success through the receipt of dividends, which are distributions of earnings by the company to its owners. Equity security owners may also participate in a company’s success or lack of success through increases or decreases in the value of the company’s shares. Equity securities generally take the form of common stock or preferred stock, as well as securities convertible into common stock. Preferred stockholders typically receive greater dividends but may receive less appreciation than common stockholders and may have different voting rights as well. Equity securities may also include convertible securities, warrants, rights or equity interests in trusts, partnerships, joint ventures or similar enterprises. Warrants or rights give the holder the right to buy a common stock at a given time for a specified price.

The value of equity securities, including common stocks, preferred stocks and convertible stocks, will fluctuate in response to factors affecting the particular company, as well as broader market and economic conditions. In the event of a company’s bankruptcy, claims of certain creditors, including bondholders, will have priority over claims of holders of common stock and are likely to have varying types of priority over holders of preferred and convertible stock.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis. This means that delivery and payment occur a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are determined when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund may, if it is deemed advisable, sell the securities after it commits to a purchase but before delivery and settlement takes place.

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Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public’s perception of the creditworthiness of the issuer and changes (either real or anticipated) in the level of interest rates. Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the net assets of the Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered, and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss.

Wholly-Owned Subsidiaries

Certain investments of the Fund will be held in wholly-owned and controlled single-asset subsidiaries (the “Single-Asset Subsidiaries”), which are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The Fund will also execute a portion of its strategy by investing in a wholly-owned and controlled Cayman subsidiary (the “NPL Subsidiary”; together with the Single-Asset Subsidiary, the “Subsidiaries”), which invests the majority of its assets in non-performing loans ("NPLs") subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. As a result, the Fund may be considered to be investing indirectly in these investments through the Subsidiaries. For that reason, and for the sake of convenience, references in this Statement of Additional Information to the Fund may also include the Subsidiaries.

The Subsidiaries will not be registered under the 1940 Act but, will be subject to certain of the investor protections of that Act, as noted in this Statement of Additional Information. The Fund, as the sole member of the Subsidiaries, will not have all of the protections offered to investors in registered investment companies. However, since the Fund wholly owns and controls the Subsidiaries, and the Fund and the NPL Subsidiary are both managed by the Adviser and Sub-Adviser, it is unlikely that the Subsidiaries will take action contrary to the interests of the Fund or its shareholders. The Board has oversight responsibility for the investment activities of the Fund, including its investment in the Subsidiaries, and the Fund's role as the sole member of the Subsidiaries. Also, in managing the NPL Subsidiary's portfolio, the Adviser and Sub-Adviser will be subject to the same investment restrictions and operational guidelines that apply to the management of the Fund.

Changes in the laws of the United States and/or the Cayman Islands, under which the Fund, the Single-Asset Subsidiary, and the NPL Subsidiary, respectively, are organized, could result in the inability of the Fund and/or the Subsidiaries to operate as described in this Statement of Additional Information and could negatively affect the Fund and its shareholders. For example, the Cayman Islands does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the NPL Subsidiary. If Cayman Islands law changes such that the Subsidiary must pay Cayman Islands taxes, Fund shareholders would likely suffer decreased investment returns.

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Operational and Cybersecurity Risk

The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders.

For instance, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to these systems or data within them, whether systems of the Fund, the Fund’s service providers, counterparties, or other market participants. Power or communication outages, acts of God, information technology equipment malfunctions, operational errors (both human and systematic) and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.

With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. In general, cyber-attacks result from deliberate attacks but unintentional events may have effects similar to those caused by cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information and causing operational disruption. Successful cyber-attacks against, or security breakdowns of, the Fund or its advisers, custodians, fund accountant, fund administrator, transfer agent, pricing vendors and/or other third party service providers may adversely impact the Fund and its shareholders. For instance, cyber-attacks may interfere with the processing of shareholder transactions, cause the release of private shareholder information or confidential Fund information, impede trading, cause reputational damage, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. The Fund also may incur substantial costs for cybersecurity risk management in order to guard against any cyber incidents in the future. While the Fund or its service providers may have established business continuity plans and systems designed to guard against such cyber-attacks or adverse effects of such attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified, in large part because different unknown threats may emerge in the future. Similar types of cybersecurity risks also are present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value. In addition, cyber-attacks involving a counterparty to the Fund could affect such a counterparty’s ability to meets it obligations to the Fund, which may result in losses to the Fund and its shareholders. The Fund cannot directly control any cyber-security plans or systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests or securities markets and exchanges.

Portfolio Turnover

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. It is anticipated that the Fund’s portfolio turnover rate will ordinarily be between 25% and 75%. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the underlying funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the underlying funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income.

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Non-Diversified Status

Because the Fund is “non-diversified” under the 1940 Act, it is subject only to certain federal tax diversification requirements. Under federal tax laws, the Fund may, with respect to 50% of its total assets, invest up to 25% of its total assets in the securities of any issuer. With respect to the remaining 50% of the Fund’s total assets, (i) the Fund may not invest more than 5% of its total assets in the securities of any one issuer, and (ii) the Fund may not acquire more than 10% of the outstanding voting securities of any one issuer. These tests apply at the end of each quarter of the taxable year and are subject to certain conditions and limitations under the Code. These tests do not apply to investments in United States Government Securities and regulated investment companies.

REPURCHASES AND TRANSFERS OF SHARES

Repurchase Offers

The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses and may increase the Fund’s portfolio turnover.

Repurchase Offer Policy Summary of Terms

1.	The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time.

2.	The repurchase offers will be made in March, June, September and December of each year.

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3.	The Fund must receive repurchase requests submitted by shareholders in response to the Fund’s repurchase offer no less than 21 days and no more than 42 days of the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange is closed on that day) (the “Repurchase Request Deadline”).

4.	The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the net asset value applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and that is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2.00% of the proceeds. Generally, the Fund does not charge a repurchase fee. The Fund may rely on Rule 23c-3 only so long as the Board of Trustees satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Procedures: All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount: Each quarter, the Fund may offer to repurchase at least 5% and no more than 25% of the outstanding shares of the Fund on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Board of Trustees shall determine the quarterly Repurchase Offer Amount.

Shareholder Notification: No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”) providing the following information:

1.	A statement that the Fund is offering to repurchase its shares from shareholders at net asset value;

2.	Any fees applicable to such repurchase, if any;

3.	The Repurchase Offer Amount;

4.	The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

5.	The risk of fluctuation in net asset value between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6.	The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

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7.	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8.	The circumstances in which the Fund may suspend or postpone a repurchase offer;

9.	The net asset value of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the net asset value thereafter; and

10.	The market price, if any, of the shares on the date on which such net asset value was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (“Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.

Notification of Beneficial Owners: Where the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934.

Repurchase Requests: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1.	Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others, or

2.	Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

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Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board of Trustees, including a majority of the Trustees who are not interested persons of the Fund, and only:

1.	If the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code;

2.	If the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

3.	For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted;

4.	For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5.	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value: The Fund’s current net asset value per share (“NAV”) shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board of Trustees. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the New York Stock Exchange. The Fund’s NAV need not be calculated on:

1.	Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

2.	Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3.	Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board of Trustees shall cause the Fund to take such action as it deems appropriate to ensure compliance.

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Liquidity Policy: The Board of Trustees may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Fund’s investment adviser, but shall continue to be responsible for monitoring the investment adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board of Trustees has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1.	In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a)	The frequency of trades and quotes for the security.

(b)	The number of dealers willing to purchase or sell the security and the number of potential purchasers.

(c)	Dealer undertakings to make a market in the security.

(d)	The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

(e)	The size of the fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2.	If market developments impair the liquidity of a security, the investment adviser should review the advisability of retaining the security in the portfolio. The investment adviser should report to the basis for its determination to retain a security at the next Board of Trustees meeting.

3.	The Board of Trustees shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4.	These procedures may be modified as the Board deems necessary.

Registration Statement Disclosure: The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

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Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

1.	Disclosure of its fundamental policy regarding periodic repurchase offers.

2.	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

a.	the number of repurchase offers,

b.	the repurchase offer amount and the amount tendered in each repurchase offer, and

c.	the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of this section.

Advertising: The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with FINRA or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Transfers of Shares

No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys and accountants fees, incurred by the Fund in connection with such transfer.

MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Trust is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Trust’s By-laws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. The Board consists of five individuals, two of whom are “interested persons” (as defined under the 1940 Act) of the Trust, the Adviser, or the Trust’s distributor (“Trustees”). Pursuant to the Governing Documents of the Trust, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Trust and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Trust’s purposes. The Trustees, officers, employees and agents of the Trust, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

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Board Leadership Structure Dr. Randy Anderson is the Chairman of the Board of Trustees. Additionally, under certain 1940 Act governance guidelines that apply to the Trust, the Trustees that are not “interested persons” of the Trust within the meaning of the 1940 Act (“Independent Trustees”) will meet in executive session, at least quarterly. Under the Trust's Agreement and Declaration of Trust and By-Laws, the Chairman of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies including (i) setting the agendas for board meetings and (ii) providing information to board members in advance of each board meeting and between board meetings. The Trust believes that its Chairman, the chair of the Audit Committee, the chair of the Governance Committee, and, as an entity, the full Board of Trustees, provide effective leadership that is in the best interests of the Trust and each shareholder.

Dr. Anderson may be deemed to be an interested person of the Trust by virtue of his ownership interest in and senior management role at Griffin Capital Credit Advisor, LLC, the Adviser of the Fund and the portfolio management services he provides to the Fund. The trustees have determined that an interested Chairman is appropriate and benefits shareholders because an interested Chairman has a personal and professional stake in the quality and continuity of services provided to the Fund. The Independent Trustees (as defined herein) exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman, regardless of whether the trustee happens to be independent or a member of management. The Independent Trustees have determined that they can act independently and effectively without having an Independent Trustee serve as Chairman and that a key structural component for assuring that they are in a position to do so is for the Independent Trustees to constitute a substantial majority of the Board. The Independent Trustees also meet quarterly in executive session without Dr. Anderson. In view of the small size of the Board, the independent trustees have not designated any single trustee to be the lead independent trustee at this time.

Board Risk Oversight The Board of Trustees is comprised of five trustees, three of whom are Independent Trustees, with a standing independent Audit Committee with a separate chair and a standing independent Governance Committee with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. The Governance Committee assists the Board in adopting fund governance practices and meeting certain “fund governance standards.” Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustee Qualifications

Nathan Headrick -- Mr. Headrick is one of the founders of Triloma Financial Group where he serves as a Managing Director. He is responsible for identifying and overseeing the Triloma’s product offerings, including securities, design, underwriting and distribution, corporate policy and risk management.

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Mr. Headrick is a recognized advocate and leader in the alternative investments industry. Prior to joining Triloma, he served as President of Bluerock Capital Markets and held numerous senior leadership roles within the CNL family of companies. Under Mr. Headrick’s leadership, these broker dealers raised over $6 billion in public alternative investment capital, representing hundreds of thousands of investors in the retail broker dealer channel. Mr. Headrick has also served as Chief Legal Officer and General Counsel to Corporate Capital Trust, KKR and CNL’s co-sponsored public, non-traded business development company. To date, Mr. Headrick has placed $13.5 billion of public and private equity securities into the alternative investment marketplace, including syndication of substantial public company joint ventures with KKR, The Macquarie Group and CB Richard Ellis.

Mr. Headrick is also the founder and current chairman of the IPA Policy Advocacy Committee (IPAPAC), which acts as the alternative investment industry’s primary lobbying voice.

Mr. Headrick earned his Juris Doctor from Georgetown University Law Center, where he was elected student body president. He additionally holds a Masters of Theology from Harvard University and BAs from the University of North Carolina in political science and international studies.

In 2008, Mr. Headrick was inducted into the bar of the United States Supreme Court. The same year, he received the Orlando Business Journal 40 Under 40 Award, recognizing the forty most influential business persons in Central Florida under the age of forty. His community activities include service on the boards of the Class of 1938 Foundation, the Orange County Regional History Center, Junior Achievement of Florida, Florida Children’s Hospital, and United Cerebral Palsy of Central Florida.

Mr. Headrick received the American Bar Association Order of the Silver Key in 2003, and was inducted into the Order of the Golden Fleece in 1996. He is also a member of the DC Court of Appeals bar and the Florida bar. Mr. Headrick is a registered FINRA arbitrator and holds Series 7, 24, 63, 79 and 99 licenses. In 2012, Mr. Headrick was appointed to a term on the FINRA Corporate Finance Committee.

Robb Chapin -- Mr. Chapin currently serves as Chief Executive Officer of Bridge Seniors Housing Fund Manager LLC, a position he has held since 2013. Mr. Chapin has over 19 years’ experience in commercial real estate. His experience has included:

From late 2005 to 2013, Mr. Chapin served as Co-Chief Executive Officer for Servant Investments and Co-Founder of Servant Healthcare Investments, LLC, (“SHI”) an affiliate of Servant Capital Group where he was responsible for corporate strategy, capital formation and served on the executive committee. Servant Healthcare Investments was the sub-advisors to a public non-traded healthcare REIT focused on seniors housing and other healthcare related properties and the GP/sponsor of a private healthcare development fund.

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From 1999 to 2005, Mr. Chapin served as Executive Vice President for Trustreet Properties, Inc. (“A CNL Legacy Fund”), a publicly traded REIT with over 3,000 properties in over 40 states. He managed the investment strategy nationally for the acquisition of single-tenant net leased properties and was responsible for over $2 billion of commercial real estate acquisitions and investments and served on the company’s investment committee.

From 1997 to 1998, Mr. Chapin participated in the formation of CNL Retirement Properties, which acquired a portfolio consisting of over 275 properties nationwide valued at over $4.2 billion. Prior to joining CNL in 1997, he was the President of Leader Enterprises, a premier sports marketing company.

Mr. Chapin received his Bachelor of Science from Appalachian State University and completed significant course work toward his Master of Business Administration at the Crummer Graduate School of Business at Rollins College in Winter Park, Florida.

Ira Cohen -- Mr. Cohen is a successful mutual fund executive with over 34 years of retail, offshore and institutional experience. He is Executive Vice President of Asset Management Services for Recognos Financial, a provider of semantic data analysis for the financial services industry. He currently serves as an Independent Trustee for the Valued Advisors Trust. He also serves as an Independent Trustee and the Chairman of the Board of Trustees for the Angel Oak Funds Trust. Over the past ten years Mr. Cohen has served as managing principal of a boutique consulting company providing advisory and compliance related services. Mr. Cohen’s client list includes Depository Trust & Clearing Corporation (DTCC), Goldman Sachs, Fidelity, Waddell & Reed, Commonwealth Funds, DST Systems and FINRA.

Previously, Mr. Cohen spent 13 years as a Senior Vice President of INVESCO Fund Services, formerly known as AIM Investments. Mr. Cohen was responsible for all Transfer Agent Operations and Services for retail, retirement, institutional and offshore funds. Before joining INVESCO he held senior management positions at Bank of New York and Prudential Mutual Fund Services.

As a highly sought after industry thought leader, Mr. Cohen is a frequent keynote speaker at top industry conferences and holds key positions across numerous industry organizations. Mr. Cohen has held FINRA Registered Series 6, Series 26 and Series 63 licenses.

Following is a list of the Trustees and executive officers of the Trust and their principal occupation over the last five years. Unless otherwise noted, the address of each Trustee and Officer is Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245.

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Independent Trustees

Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Nathan Headrick Age: 44	Trustee Since 2017	Managing Director and Founder, Triloma Financial Group (private equity firm), 2013-Present; Founder and Partner, DDW Holdings LLC (due diligence software provider), 2013-2014; President, Bluerock Capital Markets (public and private equity fund broker-dealer), 2013; General Counsel and Chief Compliance Officer, CNL Securities (public and private equity fund broker-dealer), 2008-2013; and General Counsel, Corporate Capital Trust (Public non-traded BDC), 2012-2013.	2	Griffin Institutional Access Real Estate Fund, 2014-Present; Class of 1938 Foundation (nonprofit), 1996-Present.
Robb Chapin Age: 57	Trustee Since 2017	Chief Executive Officer, Bridge Senior Housing Fund Manager, LLC (real estate fund management), 2013- Present; Managing Partner, Servant Investments, LLC (real estate fund management), 2005-2013; and Managing Partner, Servant Capital Group, LLC (real estate fund management), 2012-2013.	2	Griffin Institutional Access Real Estate Fund, 2014-Present; Bridge Seniors Housing & Medical Properties Fund, LP (real estate fund), 2013- Present.
Ira Cohen Age: 60	Trustee Since 2017	Executive Vice President, Recognos Financial (financial data services firm), 2015-Present; Chief Executive Officer, Ira Cohen Consulting, LLC (mutual fund operations consulting firm), 2005-Present.	2	Griffin Institutional Access Real Estate Fund, 2014-Present; Valued Advisers Trust (14 portfolios), 2010-Present; and Angel Oak Funds Trust (5 portfolios), 2014-Present.

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Interested Trustees and Officers

Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Kevin Shields Age: 61	President and Trustee Since 2017	Chairman and Chief Executive Officer, Griffin Capital Company, LLC; Chief Executive Officer, Griffin Capital Advisor, LLC; Chairman and Chief Executive Officer, Griffin Capital Securities, LLC; President and Director, Griffin Capital BDC Corp.; Executive Chairman, and Chief Executive Officer, Griffin Capital Essential Asset REIT, Inc. and Executive Chairman, and Chief Executive Officer, Griffin Capital Essential Asset REIT II, Inc.	2

President and Trustee, Griffin Institutional Access Real Estate Fund, 2014-Present; Chairman, Griffin Capital Company, LLC, 1995- Present; Director, Griffin Capital Essential Asset REIT, Inc., 2008-2019; Director, Griffin Capital Essential Asset REIT II, Inc., 2014-Present; Director, Griffin Capital BDC Corp., 2014-2017.

Randy Anderson Age: 51	Executive Vice President, Secretary and Trustee Since 2017	Chief Economist, Griffin Capital Company, LLC; Chief Investment Officer, Griffin Capital Credit Advisor, LLC; President, Griffin Capital Asset Management Company, LLC; Howard Phillips Eminent Scholar Chair and Professor of Real Estate, University of Central Florida; President, Bluerock Real Estate LLC; President, CNL Real Estate Advisors; Chief Economist, Marcus and Millichap Company; Executive Vice President, Griffin Capital BDC Corp.	2	Trustee, Executive President and Secretary, Griffin Institutional Access Real Estate Fund, 2014- Present.

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Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Joseph Miller Age: 55	Treasurer Since 2017	Chief Financial Officer and Chief Operating Officer, Griffin Capital Company, LLC; Chief Financial Officer, Griffin Capital BDC Corp.	n/a	Treasurer, Griffin Institutional Access Real Estate Fund, 2014-Present.
Ryan Del Giudice Age: 28	Chief Compliance Officer Since 2018

Chief Compliance Officer, Griffin Capital Advisor, LLC; Chief Compliance Officer, Griffin Capital Credit Advisor, LLC; Griffin Capital Company, LLC; Vice President, Cipperman Compliance Services, LLC; Manager, Cipperman Compliance Services, LLC.

			n/a	Chief Compliance Officer, Griffin Institutional Access Real Estate Fund, 2018-Present.
Madeline Arment Age: 29	Assistant Treasurer Since 2019	Fund Controller, ALPS Fund Services, Inc.; Manager of Investment Operations, Shelton Capital Management; Tax Supervisor/Accountant, ALPS Fund Services, Inc.	n/a	Assistant Treasurer, Griffin Institutional Access Real Estate Fund, 2019-Present.
Howard S. Hirsch Age: 53	Vice President and Assistant Secretary Since 2017

Chief Legal Officer, Vice President, Secretary and Assistant Secretary, Griffin Capital Essential Asset REIT, Inc.; Chief Legal Officer and Secretary, Vice President, Griffin Capital Essential Asset REIT II, Inc.; Vice President and General Counsel – Securities, Griffin Capital Company, LLC; Vice President and Secretary, Griffin Capital BDC Corp.; Vice President, Griffin Capital BDC Advisor, LLC; Shareholder, Baker Donelson, Caldwell & Berkowitz, PC.

			n/a	Vice President and Assistant Secretary, Griffin Institutional Access Real Estate Fund, 2015-Present.

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Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Christopher Moore Age: 34	Assistant Secretary Since 2017	Vice President and Senior Counsel, ALPS Fund Services, Inc.; Associate, Thompson Hine LLP; Corporate Counsel, DSW, Inc.	n/a

Vice President and Secretary, Boulder Growth and Income

Fund, 2018-Present; Secretary, RiverNorth Opportunities Fund, 2017-Present; Assistant Secretary, Griffin Institutional Access Real Estate Fund, 2016-Present; Assistant Secretary, RiverNorth

Opportunistic Municipal Income Fund, 2018-Present.

*	The term of office for each Trustee and officer listed above will continue indefinitely.
**	The term “Fund Complex” refers to the Griffin Institutional Access Credit Fund and the Griffin Institutional Access Real Estate Fund.

Board Committees

The Board has established two standing committees: the Audit Committee and the Governance Committee.

Audit Committee

The Board has an Audit Committee that consists of all the Trustees, except for Messrs. Anderson and Shields, each of whom is not an “interested person” of the Trust within the meaning of the 1940 Act. The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Trust’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Trust’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Trust’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Trust’s accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. During the fiscal year ended December 31, 2018, the Audit Committee held four meetings.

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Governance Committee

The Board has a Governance Committee that consists of all the Trustees, except for Dr. Anderson and Mr. Shields, each of whom is not an “interested person” of the Trust within the meaning of the 1940 Act. The Governance Committee assists the Board of Trustees in adopting fund governance practices and meeting certain fund governance standards. The Governance Committee operates pursuant to a Governance Committee Charter. The Governance Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Governance Committee generally will consider shareholder nominees to the extent required pursuant to rules under the Securities Exchange Act of 1934. The Governance Committee reviews all nominations of potential trustees made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Governance Committee. The Governance Committee meets to consider nominees as is necessary or appropriate. The Governance Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. During the fiscal year ended December 31, 2018, the Governance Committee held three meeting.

Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of December 31, 2018. As of April 1, 2019, the Trustees and officers, as a group, indirectly owned approximately 4% of the Fund.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Robb Chapin	None	None
Ira Cohen	None	None
Nathan Headrick	None	None
Kevin Shields	Over $100,000*	Over $100,000*
Dr. Randy Anderson	Over $100,000*	Over $100,000*

*	Includes shares owned by Griffin Capital Vertical Partners, L.P., which is indirectly owned and controlled by Kevin A. Shields. Dr. Anderson holds minority profit interests in Griffin Capital, LLC. Griffin Capital, LLC is the indirect parent company of Griffin Capital Vertical Partners, L.P., which owns shares in the Fund.

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Compensation

Effective April 1, 2019, each Trustee who is not affiliated with the Trust or Adviser receives $15,000 per quarterly and special in-person meeting and $500 per special telephonic meeting, as well as reimbursement for any reasonable expenses incurred attending the meetings. The chair of the Audit Committee receives an additional $10,000 annually. Prior to April 1, 2019, each Trustee who was not affiliated with the Trust or Adviser received $5,000 per quarterly and special in-person meeting and $500 per special telephonic meeting, as well as reimbursement for any reasonable expenses incurred attending the meetings. The chair of the Audit Committee received an additional $10,000 annually. None of the executive officers receive compensation from the Trust.

The table below details the amount of compensation the Trustees received from the Trust during the fiscal period ended December 31, 2018. The Trust does not have a bonus, profit sharing, pension or retirement plan.

Name of Trustee	Aggregate Compensation From Trust	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust Paid to Trustees
Robb Chapin	$22,000	None	None	$22,000
Ira Cohen	$32,000	None	None	$32,000
Nathan Headrick	$22,000	None	None	$22,000

ORGANIZATION AND MANAGEMENT OF WHOLLY-OWNED SUBSIDIARIES

Certain investments of the Fund will be held in Subsidiaries.

The Single-Asset Subsidiaries will be single member limited liability companies organized under Deleware law. The Fund will be the sole member of the Single-Asset Subsidiaries.

The NPL Subsidiary is a company organized under the laws of the Cayman Islands, whose registered office is located at the offices of GIACF Alternative Holdings, LLC, c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The NPL Subsidiary's affairs are overseen by a board of managers.

Managers. The Fund is the sole member of the NPL Subsidiary. The Independent Trustees also serve as the managers of the NPL Subsidiary.

The NPL Subsidiary has entered into a separate contract with each of the Adviser and Sub-Adviser for the management of the NPL Subsidiary's portfolio, without compensation. Each Subsidiary has also entered into arrangements with the Trust's custodian to serve as the NPL Subsidiary's custodian and with the Trust’s transfer agent, fund accountant and administrator to serve the NPL Subsidiary in the same capacity. The NPL Subsidiary has adopted compliance policies and procedures that are substantially similar to the policies and procedures adopted by the Fund. The Trust's Chief Compliance Officer oversees implementation of the NPL Subsidiary’s policies and procedures, and makes periodic reports to the Board regarding the NPL Subsidiary's compliance with its policies and procedures.

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The NPL Subsidiary pays no fee to the Adviser or Sub-Adviser for their services. The NPL Subsidiary will bear the fees and expenses incurred in connection with the custody, transfer agency, fund accounting, and administration services that it receives. The Funds expect that the expenses borne by its NPL Subsidiary will not be material in relation to the value of the Fund's assets. It is also anticipated that the Fund's own expense will be reduced to some extent as a result of the payment of such expenses at the NPL Subsidiary level. It is therefore expected that the Fund's investment in the NPL Subsidiary will not result in the Fund paying duplicative fees for similar services provided to the Fund and NPL Subsidiary.

CODES OF ETHICS

Each of the Fund, the Adviser and Sub-Adviser have adopted a Code of Ethics oursuant to Section 204A and Rule 204A-1 under the Investment Advsiers Act of 1940 and Rule 17j-1 under the 1940 Act, respectively. The Trust’s Distributor has adopted a Code of Ethics under Rule 17j-1 of the 1940 Act.Rule 17j-1 and the Code of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel (“Access Persons”). The Code of Ethics permit Access Persons, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Under the Code of Ethics, Access Persons may engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The Code of Ethics of the Adviser, Fund and Distributor can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The Code of Ethics are available on the EDGAR database on the SEC’s website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549.

PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (“Policies”) on behalf of the Trust, which delegate the responsibility for voting proxies to the Adviser, who may in turn delegate to the Sub-Adviser, subject to the Board’s continuing oversight. The Policies require that the Adviser (or the Sub-Adviser) vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Policies also require the Adviser (or the Sub-Adviser) to present to the Board, at least annually, the Adviser’s (or Sub-Adviser’s) Proxy Policies and a record of each proxy voted by the Adviser (or the Sub-Adviser) on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser (or the Sub-Adviser) involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser (or the Sub-Adviser), any affiliated person(s) of the Adviser (or the applicable Sub-Adviser), the Fund’s principal underwriter (distributor) or any affiliated person of the principal underwriter (distributor), or any affiliated person of the Trust and the Fund’s or its shareholder’s interests, the Adviser (or the Sub-Adviser) will resolve the conflict by voting in accordance with the policy guidelines or at the Trust’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received in a timely fashion, the Adviser (or the Sub-Adviser) will abstain from voting. Copies of the Adviser’s and the Sub-Adviser’s proxy voting policies is attached hereto as Appendix A and Appendix B, respectively.

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Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 1-888-926-2688; and (2) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at 1-888-926-2688 and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who beneficially owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. As of April 1, 2019, the name, address and percentage of ownership of each entity or person that owned of record or beneficially 5% or more of the outstanding shares of the Fund are as follows:

Class I
Name and Address	Percentage Owned	Type of Ownership
Charles Schwab & Co. Inc. Special Custody Acct. FBO Customers Attn: Mutual Funds 211 Main St. San Francisco, CA 94105-1901	23.85%	Record

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

Griffin Capital Credit Advisor, LLC, located at Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Delaware limited liability company formed in 2016 for the purpose of advising the Fund. The majority of shares in the Adviser are owned indirectly by Griffin Capital Company, LLC, a Delaware limited liability company, which is controlled by Kevin Shields because he controls more than 25% of the voting interests of Griffin Capital Company, LLC as of the date of this SAI.

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Under the general supervision of the Fund’s Board of Trustees, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund and will determine which securities should be purchased, sold or exchanged, as may be delegated to the Sub-Adviser as described in the Prospectus. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.85% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including all organization and offering expenses, but excluding taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.35% per annum of the Fund’s average daily net assets attributable to Class I (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect, at least through April 30, 2020, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Fund’s Board of Trustees on 60 days written notice to the Adviser. The Expense Limitation Agreement may be renewed at the Adviser’s and Board’s discretion.

During the fiscal year ended December 31, 2018 and the fiscal period April 3, 2017 to December 31, 2017, the Fund paid $2,514,730 and $598,942 in advisory fees to the Adviser, respectively. The Adviser waived certain advisory fees and also reimbursed Fund expenses of $1,814,693 and $993,717 respectively during those periods.

The Sub-Adviser

The Adviser has engaged BCSF Advisors, LP (“BCSF” or the “Sub-Adviser”), an SEC registered investment adviser pursuant to the provisions of the Advisers Act, to manage the Fund's investment portfolio. BCSF is located at 200 Clarendon Street, Boston, MA 02116.

Under the terms of the Sub-Advisory Agreement, the Sub-Adviser will receive fees as follows: 0.75% for up to $250 million in assets under advisement, 0.65% for $250 million to $500 million in assets under advisement, 0.60% for $500 million to $1 billion in assets under advisement and 0.55% for $1 billion or more in assets under advisement. The Fund will reimburse the Sub-Adviser for certain expenses related to the identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling), refinancing or restructuring of investment opportunities for the Fund.

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During the fiscal year ended December 31, 2018 and the fiscal period April 3, 2017 to December 31, 2017, the Adviser paid $854,347 and $74,917 in fees to the Sub-Adviser, respectively.

Potential Conflicts of Interest - Adviser

The Adviser may provide investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser and the investment professionals, who on behalf of the Adviser, provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate. Set out below are practices that the Adviser follows.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser, or by the Adviser for the Adviser Accounts, if any, that are the same as, different from or made at a different time than, positions taken for the Fund.

Potential Conflicts of Interest – Sub-Adviser

The Sub-Adviser is an affiliate of Bain Capital Credit, LP (“Bain Capital Credit”). Bain Capital Credit is the credit investing arm of Bain Capital, LP (“Bain Capital”) one of the world’s premier alternative investment firms. As a result of arrangements with Bain Capital Credit, there may be times when the Sub-Adviser has interests that differ from those of shareholders, giving rise to a conflict of interest.

Conflicts Related to Obligations of Bain Capital Credit, LP or the Portfolio Managers

Bain Capital Credit employees, including the Fund’s portfolio managers, serve, or may serve, as officers, directors, members, or principals of entities that operate in the same or a related line of business as we do, or of investment funds, accounts, or investment vehicles managed by Bain Capital Credit and/or its affiliates. Similarly, Bain Capital Credit and its affiliates may have other clients with similar, different or competing investment objectives.

In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of us or our stockholders. For example, Bain Capital Credit has management responsibilities for other investment funds, accounts and investment vehicles. There is a potential that the Fund will compete with these funds, and other entities managed by Bain Capital Credit and its affiliates, for capital and investment opportunities. As a result, Bain Capital Credit and any portfolio managers who are affiliated with Bain Capital Credit will face conflicts in the allocation of investment opportunities among the Fund and the investment funds, accounts and investment vehicles managed by Bain Capital Credit and its affiliates. Bain Capital Credit intends to allocate investment opportunities among eligible investment funds, accounts and investment vehicles in a manner that is fair and equitable over time and consistent with its allocation policy. However, the Sub-Adviser can offer no assurance that such opportunities will be allocated to the Fund fairly or equitably in the short-term or over time.

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Conflicts may also arise because portfolio decisions regarding the Fund may benefit other accounts managed by the Sub-Adviser or its affiliates. For example, the sale of a long position or establishment of a short position by the Fund may impair the price of the same security sold short by (and therefore benefit) one or more affiliates or their other accounts, and the purchase of a security or covering of a short position in a security by the Fund may increase the price of the same security held by (and therefore benefit) one or more affiliates or their other accounts.

Restricted Ability to Enter Into Transactions with Affiliates

The Fund is prohibited under the 1940 Act from participating in certain transactions with affiliates without the prior approval of the Independent Trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of the Fund’s outstanding voting securities will be an affiliate for purposes of the 1940 Act, and the Fund is generally prohibited from buying or selling any security from or to such affiliate without the prior approval of the Independent Trustees. The Fund considers the Sub-Adviser and its affiliates, including Bain Capital Credit, to be affiliates for such purposes. The 1940 Act also prohibits certain “joint” transactions with certain affiliates without prior approval of the Independent Trustees and, in some cases, of the SEC. The Fund is prohibited from buying or selling any security from or to any person who owns more than 25% of the Fund’s voting securities or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC.

The Fund may, however, invest alongside Bain Capital Credit’s investment funds, accounts and investment vehicles in certain circumstances where doing so is consistent with our investment strategy as well as applicable law and SEC staff interpretations. For example, we may invest alongside such investment funds, accounts and investment vehicles consistent with guidance promulgated by the SEC staff to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that Bain Capital Credit, acting on the Fund’s behalf and on behalf of such investment funds, accounts and investment vehicles, negotiates no term other than price. We may also invest alongside Bain Capital Credit’s investment funds, accounts and investment vehicles as otherwise permissible under regulatory guidance, applicable regulations and Bain Capital Credit’s allocation policy. If the Fund is prohibited by applicable law from investing alongside Bain Capital Credit’s investment funds, accounts and investment vehicles with respect to an investment opportunity, the Fund will not participate in such investment opportunity. This allocation policy provides that allocations among us and investment funds, accounts and investment vehicles managed by the Sub-Adviser and its affiliates will generally be made pro rata based on capital available for investment, as determined, in the case of the Fund, by the Board as well as the terms of the Fund’s governing documents and those of such investment funds, accounts and investment vehicles. It is the Sub-Adviser’s policy to base determinations on such factors as: the amount of cash on-hand, existing commitments and reserves, if any, targeted leverage level, targeted asset mix and diversification requirements and other investment policies and restrictions set by the Board or imposed by applicable laws, rules, regulations or interpretations. The Sub-Adviser expects that these determinations will be made similarly for investment funds, accounts and investment vehicles managed by Bain Capital Credit. However, there can be no assurance that investment opportunities will be allocated to the Fund fairly or equitably in the short-term or over time.

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In situations where co-investment with investment funds, accounts and investment vehicles managed by Bain Capital Credit is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer or where the different investments could be expected to result in a conflict between our interests and those of Bain Capital Credit’s clients, subject to the limitations described in the preceding paragraph, Bain Capital Credit will need to decide which client will proceed with the investment. Moreover, except in certain limited circumstances as permitted by the 1940 Act, such as when the only term being negotiated is price, we will be unable to invest in any issuer in which an investment fund, account or investment vehicle managed by Bain Capital Credit has previously invested. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. These restrictions will limit the scope of investment opportunities that would otherwise be available. See also “— Allocation of Investment Opportunities Among the Fund and Other Funds Advised by Affiliated Investment Advisers” below.

In an order dated March 22, 2018, the SEC granted exemptive relief to the Fund, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with certain affiliates of Bain Capital Credit (“Co-Investment Program”), including investments in senior direct lending investments (“SDLs) and non-performing loans (“NPLs”). Under the terms of the Co-Investment Program, the Fund’s participation in potential investments proposed by the Sub-Adviser requires approval from the Adviser’s Investment Committee and a majority of the Fund’s Independent Trustees.

Operation in a Highly Competitive Market for Investment Opportunities

The business of investing in assets meeting the Fund’s investment objective is highly competitive. Competition for investment opportunities includes a growing number of nontraditional participants, such as hedge funds, senior private debt funds, including business development companies, and other private investors, as well as more traditional lending institutions and competitors. Some of these competitors may have access to greater amounts of capital and to capital that may be committed for longer periods of time or may have different return thresholds than the Fund, and thus these competitors may have advantages not shared by the Fund. Furthermore, many of the Fund’s competitors are not subject to the regulatory restrictions that the 1940 Act imposes on the Fund. Increased competition for, or a diminishment in the available supply of, investments suitable for the Fund could result in lower returns on such investments. Moreover, the identification of attractive investment opportunities is difficult and involves a high degree of uncertainty. The Fund may incur significant expenses in connection with identifying investment opportunities and investigating other potential investments which are ultimately not consummated, including expenses relating to due diligence, transportation, legal expenses and the fees of other third party advisors.

The Fund may also compete for investment opportunities with investment funds, accounts and investment vehicles managed by Bain Capital Credit. Although Bain Capital Credit will allocate opportunities in accordance with its policies and procedures, allocations to such investment funds, accounts and investment vehicles will reduce the amount and frequency of opportunities available to us and may not be in the best interests of the Fund and our shareholders. Moreover, the performance of investments will not be known at the time of allocation.

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Resolution of Conflicts

The Sub-Adviser will approach all conflicts of interest using its best judgment, but in its sole discretion. When conflicts arise between the Fund, on the one hand, and a fund advised by the Sub-Adviser or its affiliates, on the other hand, the Sub-Adviser will represent the interests of the Fund, and the other participating investment adviser will represent the interests of the fund it advises. In resolving conflicts, the Sub-Adviser and the other affiliated investment advisers will generally consider various factors, including the interests of the Fund and the funds they advise in the context of both the immediate issue at hand and the longer term course of dealing among the Fund and the funds they advise. From time to time and as required by applicable law or under the terms of its exemptive relief, the Sub-Adviser and other affiliated investment advisers may determine to refer certain conflicts of interest to Bain Capital’s allocation committee (the “Allocation Committee”), comprised of senior Bain Capital personnel, for review and resolution, particularly in situations where the Sub-Adviser and other affiliated investment advisers are unable to resolve such conflicts. Similarly, the Allocation Committee may in its sole discretion determine to review and make determinations regarding certain conflicts of interest. See also “— Allocation of Investment Opportunities Among the Fund, Other Investment Advisor Funds and Related Funds” below.

When conflicts arise between the Fund, on the one hand, and another fund advised by an affiliated investment adviser, on the other hand, the Sub-Adviser will resolve the conflict. In doing so, it will generally consider various factors, including the interests of the Fund and the other fund advised by the affiliated investment adviser with respect to the immediate issue and/or with respect to the longer term course of dealing among the Fund and the other fund advised by the affiliated investment adviser. In the case of such conflicts involving the Fund and other funds advised by the affiliated investment adviser, the Sub-Adviser’s determination as to which factors are relevant, and the resolution of such conflicts will be made in the Sub-Adviser’s sole discretion except as required by the governing documents of the Fund. There can be no assurance that the Sub-Adviser will be able to resolve all conflicts in a manner that is favorable to the Fund.

Allocation of Investment Opportunities Among the Fund and Other Funds Advised by Affiliated Investment Advisers

The Sub-Adviser and Bain Capital Credit sponsor and manage various investment vehicles (including managed accounts), and each expects to form new investment vehicles in the future, some of which have and will have an investment strategy or objective that overlaps (in whole or in part) with those of the Fund. Certain funds are subject to investment allocation requirements (the “Investment Allocation Requirements”). Investment Allocation Requirements may be set forth in the instrument under which such fund was established (such as a fund’s limited partnership agreement (or analogous organizational document) or private placement memorandum), or in side letters.

Other funds advised by affiliated investment advisers, as well as investment vehicles formed in the future, will make certain investments that are appropriate for the Fund, and the Fund may receive a smaller allocation of any such investment or no allocation at all as a result. These relationships are likely to present conflicts of interest in determining how much, if any, of certain investment opportunities to offer to the Fund. Subject to any Investment Allocation Requirements, opportunities for investments will be allocated among the Fund and other funds advised by affiliated investment advisers in a manner that the Sub-Adviser and the applicable affiliated investment advisers, believe in their sole discretion to be appropriate given factors they believe to be relevant. Such factors with respect to the Fund on the one hand, and the other funds advised by affiliated investment advisers on the other, and/or with respect to the target, as applicable, will generally include, but are not necessarily limited to, the following:

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•	investment objectives, guidelines and investment focus;
•	target’s geography, nature of its business and scale;
•	transaction sourcing;
•	liquidity and reserves;
•	diversification;
•	lender covenants and other limitations;
•	amount of capital available for investment, as well as projected future capacity for investment;

•	targeted rate of return;
•	stage of development of the prospective portfolio company or other investment and anticipated holding period of the prospective portfolio company;
•	portfolio composition;
•	suitability as a follow-on investment for a current portfolio company;
•	the availability of other suitable investments;
•	risk considerations;
•	cash flow considerations;
•	asset class restrictions;
•	industry and other allocation targets;
•	minimum and maximum investment size requirements;
•	tax implications and restrictions;
•	legal, contractual or regulatory constraints;
•	account size;
•	account ramp-up status; and
•	any other considerations or relevant limitations imposed by or conditions set forth in the applicable offering documents and limited partnership agreements (or analogous organizational documents) of each fund.

With respect to the Co-Investment Program, allocations among the Fund and other affiliated accounts managed by Bain Capital Credit or its affiliates are generally based on recommended amounts which generally provides that such allocations are made pro rata based on the order size of each participating account. In certain situations where co-investment with one or more participating accounts managed by Bain Capital Credit, LP or its affiliates is not covered by the Co-Investment Program, the Sub-Adviser will make allocation determinations based on the Sub-Adviser’s policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably. In particular, it is anticipated that accounts sharing similar investment mandates and guidelines will participate on a pro rata basis based on order size. However, because of the factors described above, it is expected that not all clients pursuing a similar strategy will participate in, or will receive a pro rata share of, every investment opportunity. From time to time, Bain Capital Credit or other affiliated investment advisers may determine to refer certain investment opportunities to the Allocation Committee for review and resolution, particularly in situations where the Sub-Adviser and other affiliated investment advisers are unable to resolve conflicts in the allocation of investment opportunities among the Fund, other funds advised by affiliated investment advisers and/or Third Parties coinvesting with the Fund. Similarly, the Allocation Committee may in its sole discretion determine to review and make determinations regarding certain allocations of investment opportunities.

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Bain Capital Credit, the Sub-Adviser, and affiliated investment advisers have substantial discretion in allocating investment opportunities. The foregoing methodology for allocation of investment opportunities will likely vary over time and will be on a case-by-case basis.

In connection with its investment activities, the Sub-Adviser and the other affiliated investment advisers have in the past and may in the future encounter situations in which they must determine how to allocate investment opportunities among various clients and other persons, which may include, but are not limited to, the following:

1) the Fund and other funds advised by affiliated investment advisers for which this is a suitable investment;

2) any co-investment vehicles that have been formed to invest side-by-side with one or more of the Fund, or other funds advised by affiliated investment advisers in all or particular transactions entered into by such fund(s) (the investors in such co-investment vehicles may include employees, business associates and other “friends and family” of Bain Capital Credit or its personnel; individuals and entities that are also Fund shareholders; and/or individuals and entities that are not Fund shareholders (“Third Parties”));

3) Fund shareholders and/or Third Parties that wish to make direct investments (i.e., not through an investment vehicle) side-by-side with one or more of the Fund or other funds advised by affiliated investment advisers in particular transactions entered into by the Fund or such other funds advised by affiliated investment advisers; and

4) Fund shareholders and/or Third Parties acting as “co-sponsors” with the Fund with respect to a particular transaction.

Bain Capital Credit has adopted policies and procedures relating to the allocation of investment opportunities among the Fund, other funds advised by affiliated investment advisers and/or Third Parties co-investing with the Fund, and will make allocation determinations consistently therewith to the extent such policies and procedures apply to a particular investment opportunity. From time to time, Bain Capital Credit or other affiliated investment advisers may determine to refer certain investment opportunities to the Allocation Committee for review and resolution, particularly in situations where the Sub-Adviser and other affiliated investment advisers are unable to resolve conflicts in the allocation of investment opportunities among the Fund, other funds advised by affiliated investment advisers and/or Third Parties coinvesting with the Fund. Similarly, the Allocation Committee may in its sole discretion determine to review and make determinations regarding certain allocations of investment opportunities.

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PORTFOLIO MANAGERS

Andrew Carlino , Nate Whittier, Michael Ewald and Alon Avner, each an employee of Bain Capital Credit, serve as the Fund’s portfolio managers (“Portfolio Managers”). Andrew Carlino, Mr. Whittier, Mr. Ewald and Mr. Avner are jointly and primarily responsible for overseeing the day to day investment operations of the Fund.

Andrew Carlino, Mr. Whittier, Mr. Ewald and Mr. Avner each receive a salary, retirement plan benefits and performance-based bonus from the Sub-Adviser or its affiliates. The performance based bonus is measured yearly based on an overall assessment of the financial performance of the Sub-Adviser, the team of which a portfolio manager is a member, and the portfolio manager’s performance in managing accounts against the account’s applicable stated benchmark. Because the Fund’s portfolio manager may manage assets for other pooled investment vehicles and/or other accounts (including institutional clients, pension plans and certain high net worth individuals) (collectively “Client Accounts”), or may be affiliated with such Client Accounts, there may be an incentive to favor one Client Account over another, resulting in conflicts of interest. For example, the Sub-Adviser may, directly or indirectly, receive fees from Client Accounts that are higher than the fee it receives from the Fund, or it may, directly or indirectly, receive a performance-based fee on a Client Account. In those instances, a portfolio manager may have an incentive to not favor the Fund over the Client Accounts. The Sub-Adviser has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

As of December 31, 2018, Andrew Carlino is responsible for the management of the following types of accounts in addition to the Fund (asset values have been estimated):

Other Accounts by Type[1]	Total Number of Accounts by Account Type	Total Assets by Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets by Account Type Subject to a Performance Fee
Registered Investment Companies	1	$1,119,192,277	0	$0
Other Pooled Investment Vehicles	4	$4,123,627,024	1	$1,351,013,307
Other Accounts	30	$9,448,902,865	12	$3,197,440,457

As of December 31, 2018, Nate Whittier is responsible for the management of the following types of accounts in addition to the Fund (assets values have been estimated):

Other Accounts by Type[1]	Total Number of Accounts by Account Type	Total Assets by Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets by Account Type Subject to a Performance Fee
Registered Investment Companies	1	$1,119,192,277	0	$0
Other Pooled Investment Vehicles	4	$4,123,627,024	1	$1,351,013,307
Other Accounts	30	$9,448,902,865	12	$3,197,440,457

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As of December 31, 2018, Michael Ewald is responsible for the management of the following types of accounts in addition to the Fund (assets values have been estimated):

Other Accounts by Type[2]	Total Number of Accounts by Account Type	Total Assets by Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets by Account Type Subject to a Performance Fee
Registered Investment Companies	1	$1,791,014,099	1	$1,791,014,099
Other Pooled Investment Vehicles	11	$2,502,117,215	11	$2,502,117,215
Other Accounts	9	$2,901,882,478	9	$2,901,882,478

As of December 31, 2018, Alon Avner is responsible for the management of the following types of accounts in addition to the Fund (assets values have been estimated):

Other Accounts by Type[3]	Total Number of Accounts by Account Type	Total Assets by Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets by Account Type Subject to a Performance Fee
Registered Investment Companies	0	0	0	$0
Other Pooled Investment Vehicles	3	$1,581,581,988	3	$1,581,581,988
Other Accounts	1	$351,946,980	1	$351,946,980

[1]	Some of the accounts noted herein have additional co-portfolio managers.
[2]	Mr. Ewald’s management of the Fund is related to certain SDL assets and not the Fund as a whole.
[3]	Mr. Avner’s management of the Fund is related to certain NPL assets and not the Fund as a whole.

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As of December 31, 2018, Andrew Carlino, Mr. Whittier, Mr. Ewald and Mr. Avner did not own shares of the Fund.

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by either (i) the portfolio manager who is an employee of the Adviser or (ii) designated employees of the Sub-Adviser. Both the Adviser and the Sub-Adviser are authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund and the Adviser or the Sub-Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as either the Adviser or the Sub-Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, both the Adviser and the Sub-Adviser will take the following into consideration: execution capability, trading expertise, accuracy of execution, commission rates, reputation and integrity, fairness in resolving disputes, financial responsibility and responsiveness.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if either the Adviser or the Sub-Adviser, as applicable, determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, either the Adviser or the Sub-Adviser, as applicable, may select brokers or dealers who also provide brokerage, research and other services to other accounts over which either the Adviser or the Sub-Adviser, as applicable, exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund. During the fiscal year ended December 31, 2018 and the fiscal period April 3, 2017 to December 31, 2017, the Fund paid $5,133 and $0 in brokerage commissions, respectively.

Affiliated Party Brokerage

The Adviser and its affiliates, as well as the Sub-Adviser and its affiliates, will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument each on the same day.

The Adviser, as well as the Sub-Adviser, places its trades under a policy adopted by the Trustees pursuant to Section 17(e) and Rule 17(e)(1) under the 1940 Act which places limitations on the securities transactions effected through the Distributor. The policy of the Fund with respect to brokerage is reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified. During the fiscal year ended December 31, 2018 and the fiscal period April 3, 2017 to December 31, 2017, the Fund paid $0 in affiliate party brokerage commissions.

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TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

The Fund intends to qualify as regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Net investment income is made up of dividends and interest less expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carry forward of the Fund.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should not be required to pay any federal income or excise taxes. Distributions of net investment income will be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a regulated investment company under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

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If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund’s ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements.

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Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

Original Issue Discount and Pay-In-Kind Securities

Current federal tax law requires the holder of a U.S. Treasury or other fixed-income zero coupon security to accrue as income each year a portion of the discount at which the security was purchased, even though the holder receives no interest payment in cash on the security during the year. In addition, pay-in-kind securities will give rise to income which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. A portion of the OID includable in income with respect to certain high-yield corporate debt securities (including certain pay-in-kind securities) may be treated as a dividend for U.S. federal income tax purposes.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund in the secondary market may be treated as having market discount. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security. Market discount generally accrues in equal daily installments. The Fund may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income.

Some debt securities (with a fixed maturity date of one year or less from the date of issuance) that may be acquired by the Fund may be treated as having acquisition discount, or OID in the case of certain types of debt securities. Generally, the Fund will be required to include the acquisition discount, or OID, in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. The Fund may make one or more of the elections applicable to debt securities having acquisition discount, or OID, which could affect the character and timing of recognition of income.

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A fund that holds the foregoing kinds of securities may be required to pay out as an income distribution each year an amount, which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.

Shareholders of the Fund may be subject to state and local taxes on distributions received from the Fund and on redemptions of the Fund’s shares.

A brief explanation of the form and character of the distribution accompany each distribution. In January of each year the Fund issues to each shareholder a statement of the federal income tax status of all distributions.

Shareholders should consult their tax advisers about the application of federal, state and local and foreign tax law in light of their particular situation.

NPL Subsidiary

The Fund invests a portion of its assets in the NPL Subsidiary, which is classified as a corporation for U.S. federal income tax purposes. A foreign corporation, such as the NPL Subsidiary, will generally not be subject to U.S. federal income taxation unless it is deemed to be engaged in a U.S. trade or business. The NPL Subsidiary conducts its activities in a manner so as to meet the requirements of a safe harbor under Section 864(b)(2) of the Internal Revenue Code (the "Safe Harbor") pursuant to which the NPL Subsidiary can engage in limited activities without being deemed to be engaged in a U.S. trade or business. However, if certain of the NPL Subsidiary's activities were determined not to be of the type described in the Safe Harbor or if the NPL Subsidiary's gains are attributable to investments in securities that constitute U.S. real property interests (which is not expected), then the activities of the NPL Subsidiary may constitute a U.S. trade or business, or be taxed as such.

In the past, the Internal Revenue Service issued a number of private letter rulings to other funds (unrelated to the Fund), which indicated that certain income from a fund's investment in a wholly-owned foreign NPL Subsidiary would constitute "qualifying income" for purposes of Subchapter M. However, the Fund does not have a private letter ruling, and the Internal Revenue Service no longer issues such private letter rulings. Moreover, in September 2016, the Internal Revenue Service issued proposed regulations that, if finalized in proposed form, would provide that the income that the Fund derives from its investment in the NPL Subsidiary in any taxable year would only be treated as "qualifying income" for purposes of the 90% gross income requirement of Subchapter M to the extent that the NPL Subsidiary makes certain dividend distributions to the Fund out of the NPL Subsidiary's earnings and profits for that same taxable year. Therefore, the NPL Subsidiary will, no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the NPL Subsidiary, in an amount approximately equal to the total amount of "Subpart F" income (as defined in Section 951 of the Code) generated by or expected to be generated by the NPL Subsidiary's investments during the fiscal year.

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In general, a foreign corporation that does not conduct a U.S. trade or business is nonetheless subject to tax at a flat rate of 30 percent (or lower tax treaty rate), generally payable through withholding, on the gross amount of certain U.S.-source income that is not effectively connected with a U.S. trade or business. There is presently no tax treaty in force between the U.S. and the Cayman Islands that would reduce this rate of withholding tax. Income subject to such a flat tax includes dividends and certain interest income. The 30 percent tax does not apply to U.S. source capital gains (whether long-term or short-term) or to interest paid to a foreign corporation on its deposits with U.S. banks. The 30 percent tax also does not apply to interest which qualifies as "portfolio interest." The term "portfolio interest" generally includes interest (including original issue discount) on an obligation in registered form which has been issued after July 18, 1984 and with respect to which the person, who would otherwise be required to deduct and withhold the 30 percent tax, received the required statement that the beneficial owner of the obligation is not a U.S. person within the meaning of the Internal Revenue Code. Under certain circumstances, interest on bearer obligations may also be considered portfolio interest.

The NPL Subsidiary is wholly-owned by the Fund. A U.S. person who owns (directly, indirectly or constructively) 10 percent or more of the total combined voting power of all classes of stock of a foreign corporation is a "U.S. Shareholder" for purposes of the controlled foreign corporation ("CFC") provisions of the Internal Revenue Code. A foreign corporation is a CFC if, on any day of its taxable year, more than 50 percent of the voting power or value of its stock is owned (directly, indirectly or constructively) by "U.S. Shareholders." Because each Fund is a U.S. person that will own all of the stock of each NPL Subsidiary, the Fund will be a "U.S. Shareholder" and the NPL Subsidiary is a CFC. As a "U.S. Shareholder," the Fund is required to include in gross income for United States federal income tax purposes all of the NPL Subsidiary's "subpart F income" (defined, in part, below), whether or not such income is distributed by the NPL Subsidiary. It is expected that all of the NPL Subsidiary's income will be "subpart F income." "Subpart F income" generally includes interest, original issue discount, dividends, net gains from the disposition of stocks or securities, receipts with respect to securities loans and net payments received with respect to equity swaps and similar derivatives. Each Fund's recognition of the NPL Subsidiary's "subpart F income" will increase the Fund's tax basis in the NPL Subsidiary. Distributions by the NPL Subsidiary to the Fund is tax-free, to the extent of its previously undistributed "subpart F income," and will correspondingly reduce the Fund's tax basis in the NPL Subsidiary. "Subpart F income" is generally treated as ordinary income, regardless of the character of the NPL Subsidiary's underlying income.

In general, each "U.S. Shareholder" is required to file IRS Form 5471 with its U.S. federal income tax (or information) returns providing information about its ownership of the CFC and the CFC. In addition, a "U.S. Shareholder" may in certain circumstances be required to report a disposition of shares in the NPL Subsidiary by attaching IRS Form 5471 to its U.S. federal income tax (or information) return that it would normally file for the taxable year in which the disposition occurs. In general, these filing requirements will apply to investors of the Fund if the investor is a U.S. person who owns directly, indirectly or constructively (within the meaning of Sections 958(a) and (b) of the Internal Revenue Code) 10 percent or more of the total combined voting power of all classes of voting stock of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the foreign corporation, and who owned that stock on the last day of that year.

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OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Administrator

ALPS Fund Services, Inc. (“ALPS”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the Fund’s administrator and fund accountant pursuant to a fund services agreement between ALPS and the Fund. For its services as administrator and accounting agent, the Fund pays ALPS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

During the fiscal year ended December 31, 2018 and the fiscal period April 3, 2017 to December 31, 2017, the Fund paid $320,513 and $136,416 in administration and fund accounting fees to ALPS, respectively.

Distributor

ALPS Distributors, Inc. (the “Distributor”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, is serving as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions.

Transfer Agent

DST Systems, Inc., located at 333 W. 11th Street, Kansas City, MO 64105, serves as transfer agent pursuant to a transfer agency agreement between DST Systems, Inc. and the Fund.

Legal Counsel

Greenberg Traurig, LLP, 3333 Piedmont Road, NE, Suite 2500, Atlanta GA 30305, acts as legal counsel to the Fund.

Custodian

The Bank of New York Mellon Trust Company, National Association (the “Custodian”) serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian is located at 601 Travis Street, 16th Floor, Houston, Texas 77002.

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INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. PricewaterhouseCoopers LLP is located at 101 Seaport Boulevard, Suite 500, Boston, MA 02210.

FINANCIAL STATEMENTS

The financial statements for the Fund’s fiscal year ended December 31, 2018 and the independent registered public accounting firm’s report contained in the Fund’s annual report dated December 31, 2018 are incorporated by reference to this SAI. The Fund’s annual report is available upon request, without charge, by calling the Fund toll free at 1-888-926-2688.

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APPENDIX A

GRIFFIN CAPITAL CREDIT ADVISOR, LLC

PROXY VOTING POLICY

Policy

Griffin Capital Credit Advisor, LLC, (the” Adviser”), as a matter of policy and as a fiduciary to the Griffin Institutional Access Credit Fund (the “Fund”), has the responsibility for voting proxies for securities held by the Fund consistent with the best interests of the Fund. The Adviser has delegated the voting responsibility for the Fund’s sub-adviser, BCSF Advisors, LP (the “Sub-Adviser”), an affiliate of Bain Capital Credit, LP. The Sub-Adviser maintains written policies and procedures as to the handling, voting and reporting of proxies. The Adviser shall cause the Fund to make appropriate disclosures about the Fund’s proxy policies and practices and the availability of the Fund’s proxy voting record.

Background & Description

In general, proxy voting is an important right of Fund shareholders and reasonable care and diligence must be undertaken to ensure that such rights are properly exercised on a timely basis.

SEC registered investment advisers who exercise voting authority over client securities, are required by Rule 206(4)-6 of the Advisers Act to (a) adopt and implement written policies and procedures that are reasonably designed to ensure that client securities are voted in the best interests of clients, which must include how an adviser addresses material conflicts that may arise between an adviser's interests and those of its clients; (b) disclose to clients how they may obtain information from the adviser with respect to the voting of proxies for their securities; (c) describe to clients a summary of the adviser’s proxy voting policies and procedures and, upon request, furnish a copy to its clients; and (d) maintain certain records relating to the adviser's proxy voting activities when the adviser does have proxy voting authority.

The Sub-Adviser is responsible for exercising voting authority over securities held by the Fund consistent with the Fund’s best interests, which is viewed as making a judgment as to what voting decision (including a decision not to vote) is reasonably likely to maximize total return to the Fund. The Sub-Adviser maintains proxy voting policies and procedures consistent with SEC Rule 206(4)-6 of the Advisers Act.

Responsibility

The CCO has responsibility for implementation and monitoring of the Adviser and Fund’s proxy voting policy, practices, disclosures and recordkeeping.

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Procedures

The Adviser has adopted procedures to implement the proxy voting policy and to monitor and ensure its policy is observed and amended or updated, as appropriate, which include the following.

General Voting Procedures and Guidelines

The Adviser has delegated the voting responsibility for the Fund to the Sub-Adviser. The Sub-Adviser votes proxies for the Fund in a manner consistent with its proxy voting policies and procedures, and any written instructions from the Adviser or the Fund. As a fiduciary, the Sub-Adviser has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of its clients, including the Fund, and not to subrogate client interests to its own interests. To meet its fiduciary obligations, the Sub-Adviser seeks to ensure that its votes proxies in the best interest of its clients, including the Fund, and address how it will resolve any conflict of interest that may arise when voting proxies.

The Sub-Adviser intends to vote proxies on behalf of the Fund either in accordance with management recommendations, or otherwise in the best interests of the Fund, taking into account such factors as it deems relevant in its sole discretion. Upon receipt of a proxy request, the Sub-Adviser’s operations department contacts the senior investment professional responsible for the issuer. The senior investment professional reviews the information, determines what is in the best interests of the Fund and ensures the vote is completed in a timely manner. The Sub-Adviser’s proxy voting policy is designed to ensure that if a material conflict of interest is identified in connection with a particular proxy vote, that the vote is not improperly influenced by the conflict. Conflicts of interest will arise from time to time in relation to proxy voting requirements. The Sub-Adviser shall monitor all proxies for any potential conflicts of interest. If a material conflict of interest arises, the Sub-Adviser will determine what is in the best interests of the Fund and will seek to take appropriate steps to eliminate any such conflict.

The Adviser expects the Sub-Adviser to vote proxies according to its stated proxy voting policy and in the best interest of shareholders. The Sub-Adviser may refrain from voting Fund proxies if:

•	the voting materials are not received in sufficient time to allow proper analysis or an informed vote by the voting deadline; and
•	it determines the cost of voting will likely exceed the expected potential benefit to the Fund; or the securities are of a de minimis amount

The Sub-Adviser must notify the Adviser of votes contrary to its general guidelines and document the rationale for any such vote, votes on non-routine matters and instances where the Sub-Adviser refrains from voting. The Sub-Adviser provides the Adviser and Fund with periodic reporting related to its proxy voting practices, votes cast and any votes which are voted contrary to its respective guidelines.

Conflicts of Interest

An investment adviser registered under the Advisers Act has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, the Adviser recognizes that conflicts of interest may arise from time to time in relation to proxy voting requirements. The Sub-Adviser is responsible for identifying, prior to each proxy vote, material actual or potential conflicts between its interests, its affiliates, or employees and the interests of the Fund. A conflict between the Sub-Adviser and any client, including the Fund, can arise in a number of situations. The following non-exclusive examples illustrate conflicts of interest that could arise:

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•	undue influence upon the Sub-Adviser or its affiliates, whether exerted by an internal or external party (such as agents of the issuer);
•	A failure to vote in favor of a position supported by management may harm the relationship the Sub-Adviser or its client have with the company;
•	A failure to vote in favor of a particular proposal may harm the relationship the Sub-Adviser or a client has with the proponent of the proposal;
•	A failure to vote for or against a particular proposal may adversely affect a business or personal relationship, such as when an officer of the Sub-Adviser has a spouse or other relative who serves as a director of the company, is employed by the company or otherwise has an economic interest therein;
•	existing or prospective clients or other relationships involving the issuer or the executive officers of the issuer (e.g., changes to prospectus, board of directors, etc.); or
•	Conflicts arising from investment positions held by affiliates of the Sub-Adviser.

Form N-PX

The Adviser shall cause the Fund to file an annual report of proxies voted with respect to portfolio securities of the Fund during the twelve-month period ended June 30 on Form N-PX not later than August 31 of each year.

Disclosure

The Adviser will provide conspicuously displayed information in the Fund’s registration statement and annual report to shareholders describing the policy and procedures used by the Adviser to vote proxies on behalf of portfolio securities, including a statement that shareholders may request information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30th.

The Adviser will also provide a statement in the Fund’s semi-annual report to shareholders notifying shareholders that a description of the policies and procedures that the Fund uses to vote proxies relating to portfolio securities is available without charge upon request. Additionally, the Fund’s semi-annual report will also include a statement notifying shareholders that information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30th is available without charge upon request.

Requests for Information

All requests for information regarding proxy votes, or policies and procedures, received by any Adviser employee, officer, or director should be forwarded to the CCO. In response to any request from a Fund shareholder, the CCO will prepare a written response with the information requested.

Recordkeeping

The Adviser relies on the Sub-Adviser to maintain proxy voting records in accordance with the SEC’s five-year retention requirements including: (i) the Sub-Adviser’s policy and any amendments; (ii) proxy materials; (iii) a record of each vote that it casts (and any decisions to refrain from voting); (iv) any document created that was material to making a decision how to vote or that memorializes that decision; (v) records reflecting the resolution of conflicts of interest; and (vi) client requests for the policy or proxy voting information, and the firm’s response. The CCO shall retain the following proxy records in accordance with the Adviser’s Recordkeeping Policy:

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•	These policies and procedures and any amendments;
•	The Sub-Adviser’s proxy voting policies and procedures;
•	Each proxy statement that the Adviser receives;
•	A record of each vote that the Adviser casts;
•	A record of votes cast by the Sub-Adviser on behalf of the Fund (form N-PX);
•	Any specific documents prepared or received in connection with a decision on a proxy vote; and
•	A copy of each written request for information on how the Adviser voted such proxies, and a copy of any written response.

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APPENDIX B

BCSF ADVISORS, LP

PROXY VOTING POLICY

A.	Introduction

As a fiduciary, Bain Capital Credit has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of the Clients* and not to subrogate Client interests to its own interests. To meet its fiduciary obligations, Bain Capital Credit seeks to ensure that Bain Capital Credit votes proxies in the best interest of the Clients, and addresses how Bain Capital Credit will resolve any conflict of interest that may arise when voting proxies. This policy attempts to generalize a complex subject and Bain Capital Credit may, from time to time, determine that it is in the best interests of the Clients to depart from specific policies described herein. The Industry Vice President will document the rationale for any such departure in consultation with Compliance.

Compliance is responsible for ensuring that the Clients are provided with (i) a description of Bain Capital Credit’s proxy voting policies and procedures and how the Clients may, upon request, obtain a copy of the proxy voting policies and procedures; and (ii) instructions about how a Client may obtain information as to how Bain Capital Credit voted the Client’s securities. The Chief Compliance Officer and the Chief Operating Officer are responsible for responding to requests regarding the proxies voted by Bain Capital Credit. For purposes of this Proxy Voting policy, references to “Bain Capital Credit” include the controlling entities of the Investment Vehicles, which vote securities held by the Investment Vehicles.

In addition, any changes in the proxy voting agent require a diligence review and approval from Compliance.

*	With respect to Clients that are Registered Funds or BDCs for whom Bain Capital Credit serves as adviser or sub- adviser, Bain Capital Credit will coordinate with such Registered Funds’ or BDCs’ adviser (if applicable) and the Registered Funds or BDCs to determine the appropriate party for voting proxies (i.e., whether the Registered Funds’ or BDCs’ proxy policies delegate proxy voting responsibility to Bain Capital Credit).

B.	Procedures

Operations is responsible for processing all proxy notifications received by Bain Capital Credit. All proxy voting requests received are forwarded to the Industry Vice President responsible for the issuer. The Industry Vice President communicates the proxy voting decision to Operations. The hard-copy documentation is completed by Operations and sent back to the appropriate party. Operations maintains a log of all proxy voting documentation received and the status thereof.

C.	Conflicts of Interest

Bain Capital Credit recognizes that conflicts of interest may arise from time to time in relation to proxy voting requirements. A conflict between Bain Capital Credit and any Client can arise in a number of situations. The following non-exclusive examples illustrate conflicts of interest that could arise:

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•	A failure to vote in favor of a position supported by management may harm the relationship Bain Capital Credit or a Client has with the company;

•	A failure to vote in favor of a particular proposal may harm the relationship Bain Capital Credit or a Client has with the proponent of the proposal;

•	A failure to vote for or against a particular proposal may adversely affect a business or personal relationship, such as when an officer of Bain Capital Credit has a spouse or other relative who serves as a director of the company, is employed by the company or otherwise has an economic interest therein; or

•	Conflicts arising from investment positions held by affiliates.

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PROSPECTUS

April 30, 2019

Griffin Institutional Access Credit Fund

Class L Shares (CRDLX) of Beneficial Interest

$2,500 minimum purchase for regular accounts

$1,000 minimum purchase for retirement plan accounts

Griffin Institutional Access Credit Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s Class L Statement of Additional Information (“SAI”) dated April 30, 2019, has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at c/o ALPS Fund Services, Inc., 1290 Broadway, Suite 1100, Denver, CO 80203, or by calling toll-free 1-888-926-2688. The table of contents of the SAI appears on page 39 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports and other information about the Fund or make shareholder inquiries by calling 1-888-926-2688 or by visiting http://www.griffincapital.com. The SAI, material incorporated by reference and other information about the Fund, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objective. The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.

Summary of Investment Strategy. The Fund pursues its investment objective by investing in a range of secured and unsecured debt obligations, which may be syndicated, consisting of U.S. high yield securities, global high yield securities, and other fixed-income and fixed-income related securities, including direct originated debt obligations and collateralized loan obligations (“CLOs”). The Fund generally focuses its investment activities on companies that Griffin Capital Credit Advisor, LLC (the “Adviser”) and BCSF Advisors, LP (“BCSF” or the “Sub-Adviser”) believe have leading market positions, significant asset or franchise values, strong free cash flows, experienced senior management teams and high-quality sponsors (if the company is externally sponsored). The portfolio may consist of high yield bonds, bank, loans, equity securities, CLOs, and, to a lesser extent, non-performing loans (“NPLs”). The portfolio may also consist of senior direct lending investments (“SDLs”) which may also include subordinate and unitranche direct lending. The Fund may also acquire warrants and other equity interests through its direct lending activities. Between 10% and 75% of the Fund’s assets may be invested in debt securities of foreign issuers. Substantially all of the Fund’s assets may be invested in debt securities rated below investment grade, which are also known as “junk securities.”

Risks. Investing in the Fund involves a high degree of risk. In particular:

●	The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.
●	The Fund will ordinarily accrue and pay distributions from its net investment income, if any, once a quarter, however, the amount of distributions that the Fund may pay, if any, is uncertain.
●	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as a return of capital.
●

The Fund may invest in CLOs. CLOs issue classes or “tranches” that vary in risk and yield and may experience substantial losses due to actual defaults, decrease of market value due to collateral defaults and removal of subordinate tranches, market anticipation of defaults and investor aversion to CLO securities as a class. The risks of investing in CLOs depend largely on the tranche invested in and the type of the underlying debts and loans in the tranche of the CLO, in which the Fund invests. The Fund invests in CLOs without regard to tranche. CLOs also carry risks including, but not limited to, interest rate risk and credit risk.

●

Investors will pay offering expenses and, with regard to those share classes that impose a front-end sales load, a sales load of up to 4.25%. You will have to receive a total return at least in excess of these expenses to receive a net positive return on your investment.

●

The shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s shares, liquidity for the Fund’s shares will be provided only through quarterly repurchase offers for no less than 5% of Fund’s shares at net asset value, and there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s shares may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Risk Factors” below in this prospectus.

The Adviser. The Fund’s investment adviser is Griffin Capital Credit Advisor, LLC, an SEC registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Sub-Adviser. The Adviser has engaged BCSF Advisors, LP, an SEC registered investment adviser under the Advisers Act, to provide ongoing research, opinions and recommendations regarding the Fund’s investment portfolio. BCSF is an affiliate of Bain Capital Credit, LP (“Bain Capital Credit”). Bain Capital Credit was formed in 1998 as the credit investing arm of Bain Capital, LP (“Bain Capital”) one of the world’s premier alternative investment firms, with approximately $105 billion in assets under management as of September 30, 2018. BCSF has entered into a resource sharing agreement with Bain Capital Credit, pursuant to which Bain Capital Credit will provide BCSF with experienced investment professionals and access to the resources of Bain Capital Credit. All references to BCSF shall include the relevant professionals from Bain Capital Credit as applicable. Bain Capital Credit invests across the full spectrum of credit strategies, including leveraged loans, high-yield bonds, distressed debt, direct lending, structured products, NPLs and equities. With offices in Boston, Chicago, New York, London, Dublin, Hong Kong, Sydney, Madrid, Guangzhou, Seoul, and Melbourne, Bain Capital Credit and its subsidiaries have a global footprint with approximately $39 billion in assets under management as of January 1, 2019.

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund, including Class L shares. The Fund has registered 40,000,000 shares, is authorized as a Delaware statutory trust to issue an unlimited number of shares, and offers them through its distributor under the terms of the relevant prospectus at net asset value from which any applicable sales load will be deducted. As of April 1, 2019, the Fund’s net asset value per share was $24.77 for Class L shares. As of April 1, 2019, there were 99,788 Class L shares outstanding. The maximum front-end sales load is 4.25% of the amount invested for Class L shares. The Fund offers Class A shares, Class C shares, Class F shares, and Class I shares by separate prospectuses. The minimum initial investment for Class L shares is $2,500 for regular accounts and $1,000 for retirement plan accounts. The Fund reserves the right to waive the investment minimum. The Fund’s shares are offered through ALPS Distributors, Inc. (the “Distributor”), as the distributor. In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to solicit orders for the sale of the shares. Monies received will be invested promptly and no arrangements have been made to place such monies in an escrow, trust or similar account. During the continuous offering, shares will be sold at the net asset value of the Fund next determined plus the applicable sales load. See “Plan of Distribution.” The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended until the Fund has sold shares in an amount equal to approximately $1 billion.

	NAV[1]	Sales Load[1]	Price to Public[1]	Proceeds to Registrant[1]
Per Class L Share	$24.77	$1.10	$25.87	$24.77
Total Minimum	$2,500	$0.00	$2,500	$2,500
Total Maximum	$1,000,000,000	$44,386,422.98	$1,044,386,422.98	$1,000,000,000

[1]	As of April 1, 2019.

Investment Adviser
Griffin Capital Credit Advisor, LLC

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Electronic Reports Disclosure - Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary (such as a broker-dealer or bank). Instead, the reports will be made available on the Fund’s website (www.griffincapital.com), and you will be notified by mail each time a report is posted and provided with a website link to access the report.

You may elect to receive all future reports in paper free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Fund, you can call the Fund toll-free at 1-888-926-2688 or submit a signed letter of instruction requesting paper reports to Griffin Institutional Access Credit Fund, c/o DST Systems, Inc., 430 W 7th St, Kansas City, MO 64105-1407. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the fund complex if you invest directly with a fund.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically anytime by contacting your financial intermediary or, if you invest directly with the Fund, by enrolling at www.griffincapital.com.

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the Statement of Additional Information, particularly the information set forth under the heading “Risk Factors.”

The Fund

Griffin Institutional Access Credit Fund is a continuously offered, non-diversified, closed-end management investment company. See “The Fund.” The Fund is an interval fund that will provide limited liquidity by offering to make quarterly repurchases of each class of shares at that class of shares’ net asset value, which will be calculated on a daily basis. See “Quarterly Repurchases of Shares,” and “Determination of Net Asset Value.”

Investment Objective and Policies

The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.

The Fund pursues its investment objective by investing in a range of secured and unsecured debt obligations, which may be syndicated, consisting of U.S. high yield securities, global high yield securities, and other fixed-income and fixed-income related securities, including direct originated debt obligations and collateralized loan obligations (“CLOs”). The Fund may also invest in issuers outside the U.S., with a focus on issuers in Canada and Europe. The Fund generally focuses its investment activities on companies that Griffin Capital Credit Advisor, LLC (the “Adviser”) and BCSF Advisors, LP (“BCSF” or the “Sub-Adviser”) believe have leading market positions, significant asset or franchise values, strong free cash flows, experienced senior management teams and high-quality sponsors (if the company is externally sponsored) without regard to market capitalization. The portfolio may consist of high yield bonds and bank loans, equity securities, CLOs, and, to a lesser extent, non-performing loans (“NPLs”). The portfolio may also consist of senior direct lending investments (“SDL”) which may also include subordinate and unitranche direct lending. The Fund may also acquire warrants and other equity interests through its direct lending activities. The mix of assets is flexible and responsive to market conditions; however, the Adviser and Sub-Adviser expect, under normal circumstances, high yield bonds and bank loans to constitute 30% to 70% of the Fund’s portfolio, and SDLs and NPLs to constitute 10% to 65% of the Fund’s portfolio. In an order dated March 22, 2018, the Securities and Exchange Commission (the “SEC”) granted exemptive relief to the Fund, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with certain affiliates of Bain Capital Credit (“the Co-Investment Program”), including investments in SDLs and NPLs.

The Fund invests its assets primarily in both Public Corporate Debt Investments and Private Corporate Debt Investments (as each term is defined below):

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Public Corporate Debt – The Fund invests primarily in U.S. high yield securities (also known as “junk bonds”), global high yield (or “junk”) securities and other fixed-income and fixed-income related securities (as defined below) (collectively, “Public Corporate Debt Investments”) as selected by the Sub-Adviser.

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Private Corporate Debt – The Fund’s Private Corporate Debt Investments primarily consist of bank loans, CLOs, SDLs and, to a lesser extent, NPLs selected by the Sub-Adviser. The Sub-Adviser may also originate investments for the Fund, primarily SDLs and NPLs, through the Co-Investment Program.

Under normal circumstances, at least 80% of the Fund’s net assets, plus borrowings for investment purposes, is invested in debt securities, which may include high yield securities, bank loans, SDLs, NPLs (to a lesser extent) and CLOs (excluding equity tranches of CLOs). The Fund executes its investment strategy primarily by seeking to invest in a broad portfolio of both public and private debt securities, with the allocation between the public and private securities determined by the Adviser and Sub-Adviser to seek the best risk-adjusted returns.

By investing in the Fund, the Adviser expects that shareholders may realize (either directly or indirectly) the following potential benefits:

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Exposure to Both Public and Private Corporate Debt Investments – The Sub-Adviser engaged by the Adviser brings expertise and experience with respect to Public Corporate Debt Investments and Private Corporate Debt Investments. Due to the institutional client focus of the Sub-Adviser, a retail investor may not otherwise have an ability to invest in a product advised by the Sub-Adviser and gain exposure to its expertise and experience. In addition, many of the Private Corporate Debt Investments selected by the Sub-Adviser in which the Fund invests are intended for large, institutional investors and have a large minimum investment size and other investor criteria that might otherwise limit their availability to individual, non-institutional investors. Thus, the Fund enables investors to invest in Private Corporate Debt Investments, and other investments selected by or originated by the Sub-Adviser that may not be otherwise available to individual, non-institutional investors. Further, the Adviser and Sub-Adviser seek to allocate the Fund’s investments between Private Corporate Debt Investments and Public Corporate Debt Investments to achieve potentially higher risk-adjusted returns.

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Access to Bain Capital’s Resources. The Fund’s Adviser and Sub-Adviser have the opportunity to draw upon the resources of the Sub-Adviser’s affiliates. BCSF is an affiliate of Bain Capital Credit, LP (“Bain Capital Credit”). Bain Capital Credit was formed in 1998 as the credit investing arm of Bain Capital, LP (“Bain Capital”), one of the world’s premier alternative investment firms, with approximately $105 billion in assets under management as of September 30, 2018. BCSF has entered into a resource sharing agreement with Bain Capital Credit, pursuant to which Bain Capital Credit will provide BCSF with experienced investment professionals and access to the resources of Bain Capital Credit. Bain Capital Credit invests across the full spectrum of credit strategies, including leveraged loans, high-yield bonds, distressed debt, direct lending, structured products, NPLs and equities. With offices in Boston, Chicago, New York, London, Dublin, Hong Kong, Sydney, Madrid, Guangzhou, Seoul, and Melbourne, Bain Capital Credit and its subsidiaries have a global footprint with approximately $39 billion in assets under management as of January 1, 2019.

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Leading U.S. Platform Provides Access to Proprietary Relationship-Based Deal Flow. The Fund’s Adviser and Sub-Adviser have nationwide networks of relationships, including access to senior managers from current and former Bain Capital affiliated portfolio companies. In addition, the Adviser and Sub-Adviser will benefit from their respective affiliates’ relationships with lenders, accounting firms, financial

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and legal advisors, and restructuring professionals. Bain Capital Credit’s investment professionals, senior advisors and operating partners generate proprietary deal flow, often uncovering or developing attractive investment opportunities before these deals come to the attention of intermediaries or other investors. In addition, members of the Bain Capital Credit team have networks and personal relationships with senior leveraged finance professionals at many of the major commercial and investment banks as well as contacts at a variety of regional and local intermediaries, including regional investment banking firms, business brokers, accountants and lawyers. Bain Capital Credit and its affiliates are commonly sought out as strategic partners as their capital investments are often highly tailored and structured to meet the needs of management.

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Ability to Invest in Directly Originated Debt. The Fund expects that a portion of its investments will be in direct, originated transactions with companies that the Adviser and Sub-Adviser believe are underserved by the traditional banking system, although the Fund also may source transactions via the private equity sponsor channel through the Co-Investment Program. The Sub-Adviser employs investment professionals focused on the direct origination of debt products. The Fund seeks to originate debt investments by leveraging the Sub-Adviser’s global network of relationships. Specifically, the Adviser, with the assistance of the Sub-Adviser, intends to source investment opportunities through a combination of: (i) direct origination efforts of BCSF’s investment team as a result of its contacts with companies, including corporate relationships and experienced senior management teams; (ii) access to networks of relationships, including senior managers from current and former Bain Capital affiliated portfolio companies; (iii) long-standing relationships with Wall Street professionals, industry executives and strategic partners; and (iv) relationships with sponsors and other industry contacts. The Adviser, with the assistance of the Sub-Adviser, also seeks to partner, from time to time, with venture capital firms and source investments from a variety of regional and local intermediaries, including regional investment banking firms, business brokers, accountants and lawyers, rather than solely from large commercial or investment banks. The Fund believes that the experience of the Adviser’s and Sub-Adviser’s respective investment teams in working directly with borrowers to create customized financing solutions will enable the Fund to seek to deliver attractive yields to investors while eliminating intermediaries who extract fees for their services.

In certain circumstances or market environments, the Fund may reduce its investment in debt securities and hold a larger position in cash or cash equivalents. The Fund may invest in debt securities of any duration, maturity, or credit quality, including high yield securities (also known as “junk bonds”). The Fund’s debt investments may take the form of corporate loans or corporate bonds, which may be secured or unsecured, and may, in some cases, be accompanied by warrants, options or other forms of equity participation. The Fund may also allocate capital for investment in any part of the capital structure, including distressed and more subordinated positions, where the Adviser and Sub-Adviser believe the borrower and the potential investment present an opportunity for risk-adjusted income and returns. The Fund’s SDLs are focused primarily in middle-market companies with between $10 million and $150 million in annual earnings before interest, taxes, depreciation and amortization (“EBITDA”). The Adviser and Sub-Adviser focus on senior investments with a first or second lien on collateral and strong structures and documentation intended to protect the lender. The Fund may separately purchase common or preferred equity interests in transactions. The Fund’s portfolio may include fixed-rate investments that generate absolute returns as well as floating-rate investments that may provide protection in rising interest rate and inflationary environments. The Fund may also invest in non-controlling interests in equity and junior debt tranches of CLOs, collateralized debt obligations (“CDOs”), which include collateralized bond obligations (“CBOs”) and other securitized products, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics).

The Fund defines “fixed-income and fixed-income related securities” to consist of: (i) loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics) of corporate borrowers; and (ii) equity of investment funds, which may include public investment funds managed by unaffiliated institutional asset managers (“Public Investment Funds”), including business development companies (“BDCs”) that are publicly-traded (“Public BDCs”), closed and open-end funds, exchange traded funds (“ETFs”) and index mutual funds (“Index Funds”) that invest principally in loans and fixed-income (or other instruments, including derivative instruments, with similar economic characteristics).

Certain investments of the Fund will be held in wholly-owned and controlled single-asset subsidiaries (the “Single-Asset Subsidiaries”), which are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The Fund will also execute a portion of its strategy by investing in a wholly-owned and controlled foreign subsidiary (the “NPL Subsidiary”; together with the Single-Asset Subsidiary, the “Subsidiaries”), which invests the majority of its assets in NPLs subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The principal investment strategies and principal investment risks of the Subsidiaries are also principal investment strategies and principal risks of the Fund and are reflected in this Prospectus. The financial statements of the Subsidiaries will be consolidated with those of the Fund.

For purposes of the Fund’s 80% policy, the Fund will also aggregate direct investments with investment held by its wholly-owned and controlled Subsidiaries.

The Fund may also invest up to 15% of its assets in private investment funds (investment funds that would be investment companies but for the exclusions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”) managed by unaffiliated institutional asset managers that invest principally in loans and fixed-income (or other instruments, including derivative instruments, with similar economic characteristics) (“Private Debt Funds”); and non-controlling interests in equity tranches of CDOs, which include CBOs, CLOs and other securitized products, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics).

The Fund may employ leverage, including borrowing from banks in an amount of up to 33.33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund anticipates engaging in borrowings and utilizing leverage. The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Private Debt Funds in which the Fund invests may also employ leverage.

Between 10% and 75% of the Fund’s assets may be invested in debt securities of foreign issuers. Substantially all of the Fund’s assets may be invested in debt securities rated below investment grade, which are also known as “junk securities.”

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The SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

Investment Strategy

The Adviser and Sub-Adviser execute the Fund’s investment strategy primarily by seeking to invest in a broad portfolio of debt securities, primarily Public Corporate Debt Investments and Private Corporate Debt Investments. The Fund may also invest in ETFs and Index Funds, as well as other publicly traded income producing equity securities. With respect to making Private Corporate Debt Investments in which the Fund invests, the Adviser and Sub-Adviser consider various inputs regarding the potential issuer, including leading market positions, significant asset or franchise values, strong free cash flow, experienced senior management teams and high-quality sponsors (if the company is externally sponsored).

BCSF assists the Adviser by providing ongoing research, opinions and selecting investments for the Fund’s portfolio. BCSF seeks to create an investment portfolio that generates current income and capital appreciation through rigorous, bottom-up credit selection. The portfolio is expected to consist of high yield bonds and bank loans, SDLs and, to a lesser extent, NPLs. The mix of assets is flexible and responsive to market conditions; however the Adviser and Sub-Adviser expect, under normal circumstances, high yield bonds and bank loans to constitute 30% to 70% of the Fund’s portfolio, and SDLs and NPLs to constitute 10% to 65% of the Fund’s portfolio through the Co-Investment Program.

The primary types of investments to be included in the Fund are:

Bank Loans. The Fund expects that a portion of its investments will consist of interests in loans originated by banks and other financial institutions. Bain Capital Credit, the Sub-Adviser’s affiliate, has managed investments in bank loans since its inception in 1998, and had approximately $22 billion in bank loan assets under management, as of January 1, 2019. The Fund may invest in term loans and revolving loans, loans that pay interest at a fixed or floating rate and loans that are senior or subordinated. However, when investing in bank loans, the Fund targets primarily senior secured loans that pay interest at a floating rate. In addition, the Fund may make investments in stressed or distressed bank loans acquired in secondary market transactions.

High Yield Debt. The Fund expects that a portion of the debt in which the Fund will invest will be rated below investment-grade by one or more nationally recognized statistical rating organizations or are unrated but are, in the Sub-Adviser’s opinion, of comparable credit quality to obligations rated below investment-grade, and have greater credit and liquidity risk than more highly rated debt obligations. Bain Capital Credit has managed investments in high yield debt since its inception in 1998, and had approximately $4 billion in high yield bonds under management as of January 1, 2019. High yield debt may be purchased in either public or private markets and provide cash, deferred, zero or pay-in-kind payment terms.

Senior Direct Lending. Bain Capital Credit has managed investments in SDL since its inception in 1998, and had approximately $6 billion in Senior Direct Lending assets as of January 1, 2019. SDL investments are typically protected by collateral and can be in the form of asset-based revolving lines of credit or first and second lien loans to companies with EBITDA of $10 million to $150 million. These types of securities usually feature floating cash interest over a benchmark (such as LIBOR) with a floor, a purchase price with a slight discount to par, principal protection in the form of perfected liens on collateral, and a maturity of five to seven years. They differ based on the level (such as a first or second position) and type (such as inventory or property) of collateral protection and amount of scheduled amortization. The Fund may also engage in subordinated and unitranche direct lending.

Non-Performing Loans. BCSF views NPLs as attractive potential investments as they are candidates for disposal by banks largely because they are non-core and onerous for banks to hold given their high capital charges, lack of cash flow generation, and operationally intensive management requirements. As governments and regulators are increasingly focused on encouraging banks to acknowledge their problematic balance sheets and to recapitalize them, BCSF believes that the Fund may acquire NPLs from banks on potentially favorable terms. Bain Capital Credit has built a dedicated NPL team to identify and execute on differentiated portfolios, focusing primarily on complex, atypical collateral where a first mover advantage exists.

Structured Debt and Equity. The Fund may invest in CLOs and other structured products, consisting of CBOs, CDOs and credit-linked notes, including non-controlling interests in equity and junior debt tranches of CDOs, which include CBOs, CLOs and other securitized products. Bain Capital Credit is an experienced CLO manager and investor with a strong track record of over 18 years. Bain Capital Credit’s dedicated Structured Products team manages North American and European CLOs and evaluates opportunities in CLO debt and equity.

Investment Adviser

The Adviser was formed in 2016 and commenced operations in 2017 and is registered as an investment adviser with the SEC pursuant to the provisions of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is an indirect majority-owned subsidiary of Griffin Capital Company, LLC, (“Griffin Capital”). Founded in 1995, Griffin Capital is a leading alternative investment asset manager that is led by a seasoned team of senior executives with more than two decades of investment and real estate experience.

A privately held firm, Griffin Capital, sponsors or co-sponsors a suite of carefully curated, institutional quality investment solutions distributed by Griffin Capital Securities, LLC to retail investors through a community of partners, including independent and insurance broker-dealers, wirehouses, registered investment advisory firms and the financial advisors who work with these enterprises.

Sub-Adviser

The Adviser has engaged BCSF Advisors, LP, an SEC registered investment adviser pursuant to the provisions of the Advisers Act, to provide ongoing research, opinions and recommendations regarding the Fund’s investment portfolio. It is anticipated that 100% of the Fund’s portfolio will consist of investments recommended to the Adviser by BCSF.

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Fees and Expenses

The Adviser is entitled to receive a monthly fee at the annual rate of 1.85% of the Fund’s daily net assets. The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has contractually agreed to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering expenses, but excluding taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that such expenses exceed 2.85% per annum of the Fund’s average daily net assets (the “Expense Limitation”) attributable to Class L shares. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect at least through April 30, 2020, unless and until the Board of Trustees of the Fund (“Board” or the “Trustees”) approves its modification or termination. The Fund does not anticipate that the Board will terminate the Expense Limitation Agreement during this period. The Expense Limitation Agreement may be terminated only by the Board on 60 days’ written notice to the Adviser. The Expense Limitation Agreement may be renewed at the Adviser’s and Board’s discretion. See “Management of the Fund.”

Administrator and Accounting Agent

ALPS Fund Services, Inc. (“ALPS”) serves as the Fund’s Administrator and Accounting Agent. See “Management of the Fund.”

Transfer Agent

DST Systems, Inc. (“DST” or “Transfer Agent”) serves as the Fund’s transfer agent. See “Management of the Fund.”

Distribution Fees

Class L shares will pay to the Distributor a distribution fee (the “Distribution Fee”) that will accrue at an annual rate equal to 0.25% of the Fund’s average daily net assets attributable to Class L shares and is payable on a monthly basis. See “Plan of Distribution.”

Closed-End Fund Structure

Closed-end funds differ from mutual funds in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of the Fund’s shares (at least 5%) quarterly, which is discussed in more detail below. The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows. See “Quarterly Repurchases of Shares.”

Share Classes

The Fund offers multiple different classes of shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Class L shares of the Fund are set forth in “Summary of Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which Share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class.

The Fund offers Class A, Class C, Class I, and Class F shares, which are subject to different sales loads and ongoing fees and expenses, through separate prospectuses.

Class F shares are available solely to investors who were shareholders of Griffin Capital BDC Corp. at the time of the reorganization of Griffin Capital BDC Corp. into the Fund. Class F shares are not otherwise available or being offered to the general public.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Investor Suitability

An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

Repurchases of Shares

The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at net asset value, of no less than 5% of the Fund’s shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire to sell in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase at least 5% of such shareholder’s shares in each quarterly repurchase. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. See “Quarterly Repurchases of Shares.”

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Summary of Risks

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. See “Risk Factors.”

Risks Related to an Investment in the Fund

Minimal Capitalization Risk. The Fund is not obligated to raise any specific amount of capital prior to commencing operations. There is a risk that the amount of capital actually raised by the Fund through the offering of its shares may be insufficient to achieve profitability or allow the Fund to realize its investment objective. An inability to raise additional capital may adversely affect the Fund’s financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements. Further, if the Fund is unable to raise sufficient capital, shareholders may bear higher expenses due to a lack of economies of scale.

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various asset types in which the Fund invests and, with respect to each such asset class, among debt securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Issuer and Non-Diversification Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There currently is no secondary market for the shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at net asset value. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management Risk. The net asset value of the Fund changes daily based on the performance of the securities in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular sector and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

Market Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Correlation Risk. The Fund seeks to produce returns that are less correlated to the broader financial markets. Although the prices of equity securities and fixed-income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

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Risks Related to the Fund’s Investments

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Secured Debt Risk. Secured debt holds the most senior position in the capital structure of a borrower. Secured debt in most circumstances is fully collateralized by assets of the borrower. Thus, it is generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders. Substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack resources to meet higher debt service requirements. The value of the Fund’s assets may also be affected by other uncertainties such as economic developments affecting the market for senior secured term loans or affecting borrowers generally. Moreover, the security for the Fund’s investments in secured debt may not be recognized for a variety of reasons, including the failure to make required filings by lenders, trustees or other responsible parties and, as a result, the Fund may not have priority over other creditors as anticipated.

Secured debt usually includes restrictive covenants, which must be maintained by the borrower. The Fund may have an obligation with respect to certain senior secured term loan investments to make additional loans upon demand by the borrower. Such instruments, unlike certain bonds, usually do not have call protection. This means that such interests, while having a stated term, may be prepaid, often without penalty. The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the borrower. Prepayment would cause the actual duration of a senior loan to be shorter than its stated maturity.

Secured debt typically will be secured by pledges of collateral from the borrower in the form of tangible and intangible assets. In some instances, the Fund may invest in secured debt that is secured only by stock of the borrower or its subsidiaries or affiliates. The value of the collateral may decline below the principal amount of the senior secured term loans subsequent to an investment by the Fund.

Subordinated and Unsecured or Partially Secured Loans Risk. The Fund may invest in unsecured loans and secured subordinated loans, including second and lower lien loans. Second lien loans are generally second in line in terms of repayment priority. A second lien loan may have a claim on the same collateral pool as the first lien or it may be secured by a separate set of assets. Second lien loans generally give investors priority over general unsecured creditors in the event of an asset sale. The priority of the collateral claims of third or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market and liquidity risk, and interest rate risk. Due to their lower place in the borrower’s capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same borrower.

Structured Products Risk. The Fund may invest in CDOs and other structured products, consisting of CBOs, CLOs and credit-linked notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.

The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.

Certain structured products may be thinly traded or have a limited trading market. CLOs and credit-linked notes are typically privately offered and sold.

Counterparty Risk. The Fund’s investments may be exposed to the credit risk of the counterparties with which, or the dealers, brokers and exchanges through which, the Fund deals, whether in exchange-traded or OTC transactions. The Fund may be subject to the risk of loss of Fund assets on deposit or being settled or cleared with a broker in the event of the broker’s bankruptcy, the bankruptcy of any clearing broker through which the broker executes and clears transactions on behalf of the Fund, the bankruptcy of an exchange clearing house or the bankruptcy of any other counterparty. In the case of any such bankruptcy, it is expected that all securities and other assets deposited with such broker or dealer will be clearly identified as being assets of the Fund and the Fund should not be exposed to a credit risk with regard to such parties. However, it may not always be possible to achieve this and the Fund might recover, even in respect of property specifically traceable to the Fund, only a pro rata share of all property available for distribution to all of the counterparty’s customers and counterparties. Such an amount may be less than the amounts owed to the Fund. Such events would have an adverse effect on the Fund’s NAV.

Bank Loans Risk. The Fund expects that some of its investments will consist of interests in loans originated by banks and other financial institutions. The loans invested in by the Fund may include term loans and revolving loans, may pay interest at a fixed or floating rate and may be senior or subordinated. Purchasers of bank loans are predominantly commercial banks, investment funds and investment banks. As secondary market trading volumes for bank loans increase, new bank loans are frequently adopting standardized documentation to facilitate loan trading which should improve market liquidity. The bank loan market currently, however, is facing unprecedented levels of illiquidity and volatility. There can be no assurance as to when or even if this current market illiquidity and volatility will abate or that future levels of supply and demand in bank loan trading will provide an adequate degree of liquidity, that the current period of illiquidity will not persist or worsen and that the market will not experience periods of significant illiquidity in the future. In addition, the Fund will make investments in stressed or distressed bank loans which are often less liquid than performing bank loans.

6

Non-Performing Loans Risk. The Fund’s investments are expected to include investments in non-performing and sub-performing loans which often involve workout negotiations, restructuring and the possibility of foreclosure. These processes are often lengthy and expensive. In addition, the Fund’s investments may include securities and debt obligations of financially distressed issuers, including companies involved in bankruptcy or other reorganization and liquidation proceedings. As a result, the Fund’s investments may be subject to additional bankruptcy related risks, and returns on such investments may not be realized for a considerable period of time.

Direct Lending Risk. To the extent the Fund is the sole lender in privately offered debt, it may be solely responsible for the expense of servicing that debt, including, if necessary, taking legal actions to foreclose on any security instrument securing the debt (e.g., the mortgage or, in the case of a mezzanine loan, the pledge). This may increase the risk and expense to the Fund compared to syndicated or publicly offered debt.

Direct Origination Risk. A portion of the Fund’s investments may be originated through the Co-Investment Program. The results of the Fund’s operations depend on several factors, including the availability of opportunities for the origination or acquisition of target investments, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets and economic conditions. Further, the Fund’s inability to raise capital and the risk of portfolio company defaults may materially and adversely affect the Fund’s investment originations, business, liquidity, financial condition, results of operations and its ability to make distributions to its shareholders. In addition, competition for originations of and investments in the Fund’s target investments may lead to the price of such assets increasing, which may further limit its ability to generate desired returns. Also, as a result of this competition, desirable investments in the Fund’s target investments may be limited in the future and the Fund may not be able to take advantage of attractive investment opportunities from time to time, as the Fund can provide no assurance that the Adviser and Sub-Adviser will be able to identify and make investments that are consistent with its investment objective.

Sourcing Investment Opportunities Risk. The Fund has not identified the potential investments for its portfolio that it will acquire. It cannot be certain that the Adviser and Sub-Adviser will be able to locate a sufficient number of suitable investment opportunities to allow the Fund to fully implement its investment strategy. In addition, privately negotiated investments in loans and illiquid securities of private middle-market companies require substantial due diligence and structuring, and the Fund may not be able to achieve its anticipated investment pace. These factors increase the uncertainty, and thus the risk, of investing in the Fund. To the extent the Fund is unable to deploy its capital, its investment income and, in turn, the results of its operations, will likely be materially adversely affected.

CLO Risk. In addition to the general risks associated with debt securities and structured products discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

CLO equity and junior debt securities that the Fund may acquire are subordinated to more senior tranches of CLO debt. CLO equity and junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs and structured notes. See “Tax Status” in the Fund’s SAI.

Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.

The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.

The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full. The Fund’s CLO investments and/or the underlying senior secured loans may prepay more quickly than expected, which could have an adverse impact on the Company’s net assets.

Mezzanine Securities Risk. Most of the Fund’s mezzanine securities and other investments (if any) are expected to be unsecured and made in companies whose capital structures have significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the securities and other investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the portfolio company’s assets, some or all of such terms may not be part of particular investments. Mezzanine securities and other investments generally are subject to various risks including, without limitation: (i) a subsequent characterization of an investment as a “fraudulent conveyance”; (ii) the recovery as

7

a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so-called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to collateral securing the obligations.

High Yield Debt Risk. A substantial portion of the high yield debt in which the Fund invests are rated below investment-grade by one or more nationally recognized statistical rating organizations or are unrated but of comparable credit quality to obligations rated below investment-grade, and have greater credit and liquidity risk than more highly rated debt obligations. Lower-rated securities may include securities that have the lowest rating or are in default. High yield debt is generally unsecured and may be subordinate to other obligations of the obligor. The lower rating of high yield debt reflects a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the obligor to make payment of principal and interest. Many issuers of high yield debt are highly leveraged, and their relatively high debt-to-equity ratios create increased risks that their operations might not generate sufficient cash flow to service their debt obligations. In addition, many issuers of high yield debt may be in poor financial condition, experiencing poor operating results, having substantial capital needs or negative net worth or be facing special competitive or product obsolescence problems, and may include companies involved in bankruptcy or other reorganizations or liquidation proceedings. Certain of these securities may not be publicly traded, and therefore it may be difficult to obtain information as to the true condition of the issuers. Overall declines in the below investment-grade bond and other markets may adversely affect such issuers by inhibiting their ability to refinance their debt at maturity. High yield debt is often less liquid than higher rated securities.

Preferred Securities Risk. There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights. Interest rate risk is, in general, the risk that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed-income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed-income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed-income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Fixed-income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund. In addition, the Fund may invest in fixed-income and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities with a conversion value that is the same as the value of the bond or preferred share have characteristics similar to common stocks. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, by the Fund will magnify the Fund’s gains or losses. The use of leverage via short selling and short positions in futures contracts will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund to have higher expenses (especially interest and/or short selling related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns on the Fund.

Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Equity Securities Risks. The values of equity securities could decline generally or could underperform other investments due to factors affecting a specific issuer, industry, market or securities markets generally, which could, in turn, adversely affect the value of the Fund investments, regardless of the performance or expected performance of companies in which the Fund invests.

Originated Investments Risks. The Fund may originate certain of its investments with the expectation of later syndicating a portion of such investment to third parties. Prior to such syndication, or if such syndication is not successful, the Fund’s exposure to the originated investment may exceed the exposure that the Adviser and Sub-Adviser intended to have over the long-term or would have had had it purchased such investment in the secondary market rather than originating it.

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Private Investment Fund Risk. The Fund may invest in private investment funds, including “hedge funds,” which pursue alternative investment strategies. Certain investment instruments and techniques that a private fund may use are speculative and involve a high degree of risk. Because of the speculative nature of a private fund’s investments and trading strategies, the Fund may suffer a significant or complete loss of its invested capital in one or more private funds. A shareholder will also bear fees and expenses charged by the underlying funds in addition to the Fund’s direct fees and expenses. In addition, interests in a private fund may also be illiquid.

Valuation of Private Investments. While the valuation of the Fund’s publicly-traded securities are more readily ascertainable, the Fund’s ownership interest in private investments (including Private Corporate Debt Investments) are not publicly traded. The fair value of loans, securities and other investments that are not publicly traded may not be readily determinable, and the Fund will value these investments at fair value as determined in good faith by the Board, including to reflect significant events affecting the value of the Fund’s investments. Many of the Fund’s investments, including certain Private Corporate Debt Investments, will be classified as Level 3 under Topic 820 of the U.S. Financial Accounting Standards Board’s Accounting Standards Codification, as amended, Fair Value Measurements and Disclosures (“ASC Topic 820”). This means that the Fund’s portfolio valuations will be based on unobservable inputs and the Fund’s own assumptions about how market participants would price the asset or liability in question. The Fund expects that inputs into the determination of fair value of the Fund’s portfolio investments will require significant management judgment or estimation. Even if observable market data are available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. The Fund has retained the services of one or more independent service providers to review the valuations of these securities. The types of factors that the Board may take into account in determining the fair value of the Fund’s investments generally include, as appropriate, comparison to publicly-traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, the Fund’s determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The Fund’s net asset value could be adversely affected if the Board’s determinations regarding the fair value of the Fund’s investments were materially higher than the values that the Fund ultimately realizes upon the disposal of such securities.

Option Writing Risk. If a put or call option purchased by the Fund were permitted to expire without being sold or exercised, the Fund would lose the entire premium it paid for the option. The risk involved in writing a put option is that there could be a decrease in the market value of the underlying future, security, currency or other asset. If this occurred, the option could be exercised and the underlying future, security, currency or other asset would then be sold to the Fund at a higher price than its current market value. The risk involved in writing a call option is that there could be an increase in the market value of the underlying future, security, currency or other asset. If this occurred, the option could be exercised and the underlying future, security, currency or other asset would then be sold by the Fund at a lower price than its current market value.

Medium and Small Capitalization Company Risk. Some issuers of the Fund’s investments may be medium or small capitalization companies which may be newly formed or have limited product lines, distribution channels, and financial or managerial resources. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. The Fund does not maintain a policy limiting its ability to invest in medium or small capitalization companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies. Generally, securities of medium and small capitalization companies are more likely to experience sharper swings in market values, less liquid markets, in which it may be more difficult for the Advisor to sell at times and at prices that the Advisor believes appropriate, and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth, and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over-the-counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

Foreign Investment Risk. Foreign securities may be issued and traded in foreign currencies. As a result, changes in exchange rates between foreign currencies may affect their values in U.S. dollar terms. For example, if the value of the U.S. dollar goes up, compared to a foreign currency, a loan payable in that foreign currency will go down in value because it will be worth fewer U.S. dollars. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. The Fund may employ hedging techniques to minimize these risks, but the Fund can offer no assurance that the Fund will, in fact, hedge currency risk or, that if the Fund does, such strategies will be effective.

The political, economic, and social structure of some foreign countries may be less stable and more volatile than those in the United States. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. A government may take over assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for the Fund to vote proxies, exercise stockholder rights, and pursue legal remedies with respect to foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of the Fund’s investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and to take into account with respect to the Fund’s investments in foreign securities. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers may be less than in the United States. The procedures and rules governing foreign transactions and custody (holding of the Fund’s assets) may involve delays in payment, delivery or recovery of money or investments. Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies, and some countries may lack uniform accounting and auditing standards. Thus, there may be less information publicly available about foreign companies than about most U.S. companies. Certain foreign securities may

9

be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Fund may at times be unable to sell foreign securities at favorable prices. Dividend and interest income from foreign securities may be subject to withholding taxes by the country in which the issuer is located, and the Fund may not be able to pass through to its shareholders foreign tax credits or deductions with respect to these taxes.

Tax Risk. Certain of the Fund’s portfolio holdings, including NPLs, may be subject to special tax rules, the effect of which may have adverse tax consequences for the Fund. By investing in NPLs indirectly through the NPL Subsidiary, the Fund intends to obtain exposure to the NPL market within the U.S. federal tax requirements that apply to the Fund. However, because the NPL Subsidiary is a controlled foreign corporation, any income received from its investments will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains. Additionally, in September 2016, the Internal Revenue Service (“IRS”) issued proposed regulations that, if finalized in proposed form, would provide that the income that the Fund derives from its investment in the NPL Subsidiary in any taxable year would only be treated as “qualifying income” for purposes of the 90% gross income requirement of Subchapter M to the extent that the NPL Subsidiary makes certain dividend distributions to the Fund out of the NPL Subsidiary’s earnings and profits for that same taxable year. Therefore, the NPL Subsidiary will, no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the NPL Subsidiary, in an amount approximately equal to the total amount of “Subpart F” income (as defined in Section 951 of the Code) generated by or expected to be generated by the NPL Subsidiary’s investments during the fiscal year. If the NPL Subsidiary were to fail to make sufficient dividend distributions to the Fund in accordance with the provisions of the proposed regulations, all or a portion of the income from the Fund’s investment in the NPL Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years. In such event, the Fund’s Board of Trustees would consider what action to take in the best interests of shareholders.

Cybersecurity Risk. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer such losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.

Possible Risk of Conflicts

Allocation of Investment Opportunities Risk. The Sub-Adviser may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited (e.g., in local and emerging markets, high yield securities, fixed income securities, regulated industries, small capitalization and initial public offerings/new issues) or where the liquidity of such investment opportunities is limited. From time to time and as required by applicable law or otherwise required under the terms of its exemptive relief, the Sub-Adviser may determine to refer certain conflicts of interest to Bain Capital’s Allocation Committee (the “Allocation Committee”), comprised of senior Bain Capital personnel, for review and resolution, particularly in situations where the Sub-Adviser and other affiliated investment advisers are unable to resolve such conflicts. Similarly, the Allocation Committee may in its sole discretion determine to review and make determinations regarding certain conflicts of interest.

The Sub-Adviser does not receive performance-based compensation in respect of its investment management activities on behalf of the Fund, but may simultaneously manage other investment vehicles or accounts for which the Sub-Adviser receives greater fees or other compensation (including performance-based fees or allocations) than they receive in respect of the Fund. The simultaneous management of other investment vehicles or accounts that pay greater fees or other compensation than the Fund may create a conflict of interest as the Sub-Adviser may have an incentive to favor accounts with the potential to receive greater fees. For instance, the Sub-Adviser may be faced with a conflict of interest when allocating scarce investment opportunities given the possibly greater fees from accounts that pay performance-based fees. To address these types of conflicts, the Sub-Adviser has adopted policies and procedures under which it will allocate investment opportunities in a manner that it believes is consistent with their obligations as investment advisers. However, the amount, timing, structuring or terms of an investment by the Fund may differ from, and performance may be lower than, the investments and performance of other investment vehicles or accounts.

Conflict of Interest Created by Valuation Process for Certain Portfolio Holdings. The Fund expects to make certain of its portfolio investments in the form of loans and securities that are not publicly traded and for which no market based price quotation is available. As a result, the Board will determine the fair value of these loans and securities in good faith. In connection with that determination, investment professionals from the Adviser and Sub-Adviser may provide the Board with valuations based upon the most recent portfolio company financial statements available and projected financial results of each portfolio company. While the valuation for certain private investments that do not have a readily available market quotation will be reviewed by an independent valuation firm at least quarterly, the ultimate determination of fair value will be made by the Board and not by such third-party valuation firm. With regard to NPLs, such investments will be valued in accordance with the valuation procedures adopted by the Fund and will not be reviewed by an independent valuation firm. In addition, each of the interested members of the Board has a pecuniary interest in the Adviser. The participation of the Adviser’s investment professionals in the Fund’s valuation process, and the pecuniary interest in the Adviser by certain members of the Board, could result in a conflict of interest as the Adviser’s management fee is based, in part, on the value of the Fund’s assets.

Conflicts of Interest Related to Direct Origination. In the ordinary course of business, the Fund may enter into transactions with portfolio companies that may be considered related party transactions. In order to ensure that the Fund does not engage in any prohibited transactions with any persons affiliated with the Fund, it has implemented certain written policies and procedures whereby the Fund’s executive officers screen each of the Fund’s transactions for any possible affiliations between the proposed portfolio investment and the Fund, companies controlled by the Fund or its executive officers and directors. The Fund will not enter into any agreements unless and until it is satisfied that

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doing so will not raise concerns under the 1940 Act or, if such concerns exist, it has taken appropriate actions to seek review and approval by the Board or exemptive relief for such transaction. The Board will review these procedures on a periodic basis and approve any transaction relying on exemptive relief, which permits the Co-Investment Program.

U.S. Federal Income Tax Matters

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See “U.S. Federal Income Tax Matters.”

Distribution Policy

The Fund’s distribution policy is to accrue dividends daily (Saturdays, Sundays and holidays included) and to distribute as of the last business day of each quarter. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Distributions are made at the class level, so they may vary from class to class within the Fund. See “Dividend Reinvestment Policy.”

Custodian

The Bank of New York Mellon Trust Company, National Association (“Custodian”) serves as the Fund’s custodian. See “Management of the Fund.”

SUMMARY OF FUND EXPENSES

Shareholder Transaction Expenses	Class L
Maximum Sales Load (as a percent of offering price)	4.25%
Contingent Deferred Sales Charge	None
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.85%
Other Expenses	1.79%
Shareholder Servicing Expenses[1]	0.25%
Distribution Fee[2]	0.25%
Remaining Other Expenses[3]	1.29%
Total Annual Expenses[4]	3.64%
Fee Waiver and Reimbursement	(0.78)%
Total Annual Expenses (after fee waiver and reimbursement)	2.86%

[1]	Shareholder Servicing Expenses have been restated to reflect contractual fees.
[2]

Class L shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% of the average daily net assets attributable to Class L shares and is payable on a monthly basis. See “Plan of Distribution.”

[3]	CLO expenses are not included in the Other Expenses. If such expenses were included, they would be approximately 0.01% of the Fund’s net assets.
[4]

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the Expense Limitation Agreement) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (including offering expenses, but excluding taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.85% per annum of the Fund’s average daily net assets attributable to Class L shares (the Expense Limitation). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect at least through April 30, 2020 unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days’ written notice to the Adviser. See “Management of the Fund.” The total annual expenses in this fee table is different from the ratio of expenses to average net assets given in the Financial Highlights, because the Financial Highlights do not include acquired fund fees and expenses of 0.0094%.

The Summary of Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales load discounts on purchases of Class L shares if you and your family invest, or agree to invest in the future, at least $250,000 in the Fund. More information about these and other discounts is available from your financial professional and in “Purchase Terms” starting on page 37 of this prospectus. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 25 of this prospectus.

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The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return (the Example assumes the Fund’s Expense Limitation Agreement will remain in effect for only one year):

Share Class	1 Year	3 Years	5 Years	10 Years
Class L	$70	$142	$216	$410

Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee. However, if shareholders request repurchase proceeds be paid by wire transfer, such shareholders may be assessed an outgoing wire transfer fee at prevailing the rates charged by DST. The Fund also has paid offering costs in connection with the initial offering of the shares, which was $83,178, which is subject to the 2.85% per annum limitation on expenses attributable to Class L shares. These offering expenses were amortized over the first twelve months of the Fund’s operations. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for shares of the Fund. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements, which have been audited by PricewaterhouseCoopers, LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated December 31, 2018. To request the Fund’s Annual Report, please call 1-888-926-2688. The table below sets forth financial data for one Class L share of beneficial interest outstanding throughout the period presented.

Griffin Institutional Access Credit Fund – Class L	CONSOLIDATED FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Period Presented

	For the Year Ended December 31, 2018		For the Period September 5, 2017 (Commencement of Operations) to December 31, 2017
Net asset value, beginning of period	$25.30		$25.21

INCOME FROM INVESTMENT OPERATIONS:
Net investment income(a)	1.53		0.40
Net realized and unrealized gain/(loss)	(1.28)		0.06
Total from investment operations	0.25		0.46

DISTRIBUTIONS:
From net investment income(b)	(1.54)		(0.37)
Total distributions	(1.54)		(0.37)

Net increase/(decrease) in net asset value	(1.29)		0.09
Net asset value, end of period	$24.01		$25.30
TOTAL RETURN(c)	0.94%		1.84%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000s)	$1,831		$520
Ratios to Average Net Assets
Ratio of expenses to average net assets excluding fee waivers and reimbursements	3.45%		4.17	%(d)
Ratio of expenses to average net assets including fee waivers and reimbursements	0	%(e)	0	%(e)
Ratio of net investment income to average net assets	6.14%		4.88	%(d)

Portfolio turnover rate(f)	56%		48%

(a)	Calculated using the average shares method.
(b)	Distributions are based on a daily accrual of net investment income, which will vary based on investment yields and daily shares outstanding.
(c)

Total returns are for the period indicated and have not been annualized and do not reflect the impact of sales charge. Total returns would have been lower had certain expenses not been waived during the period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(d)	Annualized.
(e)

The Adviser voluntarily has absorbed all of the operating expenses of the Fund since the commencement of the Fund’s operations. The Adviser will continue to bear such expenses on a going forward basis in its discretion and is under no obligation to continue to do so for any specified period of time. In the absence of the election by the Fund’s investment adviser to bear all of the Fund’s operating expenses, the ratio of expenses to average net assets including fee waivers and reimbursements would have been higher.

(f)	Portfolio turnover rate for periods less than one full year has not been annualized and is calculated at the Fund level.

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USE OF PROCEEDS

The net proceeds of the continuous offering of shares will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt. The Fund will pay organizational costs and its offering expenses incurred with respect to its initial and continuous offering. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate. While the Fund does not anticipate a delay in the investment of net proceeds from investors, the Fund will seek shareholder approval if the net proceeds are not invested within six months of the Fund’s initial offering in accordance with the rules under the 1940 Act.

THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on April 5, 2016. The Fund’s principal office is located at Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245, and its telephone number is 1-888-926-2688.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.

The Fund pursues its investment objective by investing in a range of secured and unsecured debt obligations which may be syndicated, consisting of U.S. high yield securities, global high yield securities and other fixed-income and fixed-income related securities, including direct originated debt obligations and CLOs. The Fund may also invest in issuers outside the U.S., with a focus on issuers in Canada and Europe. The Fund generally focuses its investment activities on companies that the Adviser and BCSF believe have leading market positions, significant asset or franchise values, strong free cash flows, experienced senior management teams and high-quality sponsors (if the company is externally sponsored) without regard to market capitalization. The portfolio may consist of high yield bonds and bank loans, equity securities, CLOs, and, to a lesser extent, NPLs. The portfolio may also consist of senior direct lending investments (“SDL”), which may also include subordinate and unitranche direct lending. The Fund may also acquire warrants and other equity interests through its direct lending activities. The mix of assets is flexible and responsive to market conditions; however, the Adviser and Sub-Adviser expect, under normal circumstances, high yield bonds and bank loans to constitute 30% to 70% of the Fund’s portfolio, and SDLs and NPLs to constitute 10% to 65% of the Fund’s portfolio. The Fund invests in SDLs and NPLs pursuant to exemptive relief from the SEC that permits the Fund to participate in the Co-Investment Program. The Co-Investment Program allows the Fund to co-invest in privately negotiated investment transactions with certain affiliates of Bain Capital Credit, subject to the conditions of the exemptive relief. The Fund invests its assets primarily in both Public Corporate Debt Investments and Private Corporate Debt Investments (as each term is defined below):

●	Public Corporate Debt – The Fund invests primarily in Public Corporate Debt Investments as selected by the Sub-Adviser.

●

Private Corporate Debt – The Fund’s Private Corporate Debt Investments primarily consists of bank loans, CLOs, SDLs and, to a lesser extent, NPLs selected by the Sub-Adviser. The Sub-Adviser may also originate investments for the Fund, primarily SDLs and NPLs, through the Co-Investment Program.

Under normal circumstances, at least 80% of the Fund’s net assets plus borrowings for investment purposes is invested in debt securities, which may include high yield securities, bank loans, SDLs, NPLs (to a lesser extent) and CLOs (excluding equity tranches of CLOs). The Fund executes its investment strategy primarily by seeking to invest in a broad portfolio of both public and private debt securities, with the allocation between the public and private securities determined by the Adviser and Sub-Adviser to seek the best risk-adjusted returns.

By investing in the Fund, the Adviser expects that shareholders may realize (either directly or indirectly) the following potential benefits:

●

Exposure to Both Public and Private Corporate Debt Investments – The Sub-Adviser engaged by the Adviser brings expertise and experience with respect to Public Corporate Debt Investments and Private Corporate Debt Investments. Due to the institutional client focus of the Sub-Adviser, a retail investor may not otherwise have an ability to invest in a product advised by the Sub-Adviser and gain exposure to its expertise and experience. In addition, many of the Private Corporate Debt Investments selected by the Sub-Adviser in which the Fund invests are intended for large, institutional investors and have a large minimum investment size and other investor criteria that might otherwise limit their availability to individual, non-institutional investors. Thus, the Fund enables investors to invest in Private Corporate Debt Investments, and other investments selected by or originated by the Sub-Adviser that may not be otherwise available to individual, non-institutional investors. Further, the Adviser and Sub-Adviser seek to allocate the Fund’s investments between Private Corporate Debt Investments and Public Corporate Debt Investments to achieve potentially higher risk-adjusted returns.

●

Access to Bain Capital’s Resources. The Fund’s Adviser and Sub-Adviser have the opportunity to draw upon the resources of the Sub-Adviser’s affiliates. BCSF is an affiliate of Bain Capital Credit, LP (“Bain Capital Credit”). Bain Capital Credit was formed in 1998 as the credit investing arm of Bain Capital, LP (“Bain Capital”), one of the world’s premier alternative investment firms, with approximately $105 billion in assets under management as of September 30, 2018. BCSF has entered into a resource sharing agreement with Bain Capital Credit, pursuant to which Bain Capital Credit will provide BCSF with experienced investment professionals and access to the resources of Bain Capital Credit. Bain Capital Credit invests across the full spectrum of credit strategies, including leveraged loans, high-yield bonds, distressed debt, direct lending, structured products, non-performing loans and equities. With offices in Boston, Chicago, New York, London, Dublin, Hong Kong, Sydney, Madrid, Guangzhou, Seoul, and Melbourne, Bain Capital Credit and its subsidiaries have a global footprint with approximately $39 billion in assets under management as of January 1, 2019.

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●

Leading U.S. Platform Provides Access to Proprietary Relationship-Based Deal Flow. The Fund’s Adviser and Sub-Adviser have nationwide networks of relationships, including access to senior managers from current and former Bain Capital affiliated portfolio companies. In addition, the Adviser and Sub-Adviser will benefit from their respective affiliates’ relationships with lenders, accounting firms, financial and legal advisors, and restructuring professionals. Bain Capital Credit’s investment professionals, senior advisors and operating partners generate proprietary deal flow, often uncovering or developing attractive investment opportunities before these deals come to the attention of intermediaries or other investors. In addition, members of the Bain Capital Credit team have networks and personal relationships with senior leveraged finance professionals at many of the major commercial and investment banks as well as contacts at a variety of regional and local intermediaries, including regional investment banking firms, business brokers, accountants and lawyers. Bain Capital Credit and its affiliates are commonly sought out as strategic partners as their capital investments are often highly tailored and structured to meet the needs of management.

●

Ability to Invest in Directly Originated Debt. The Fund expects that a portion of its investments will be in direct, originated transactions with companies that the Adviser and Sub-Adviser believe are underserved by the traditional banking system, although the Fund also may source transactions via the private equity sponsor channel through the Co-Investment Program. The Sub-Adviser employs investment professionals focused on the direct origination of debt products. The Fund seeks to originate debt investments by leveraging the Sub-Adviser’s global network of relationships. Specifically, the Adviser, with the assistance of the Sub-Adviser, intends to source investment opportunities through a combination of: (i) direct origination efforts of BCSF’s investment team as a result of its contacts with companies, including corporate relationships and experienced senior management teams; (ii) access to networks of relationships, including senior managers from current and former Bain Capital affiliated portfolio companies; (iii) long-standing relationships with Wall Street professionals, industry executives and strategic partners; and (iv) relationships with sponsors and other industry contacts. The Adviser, with the assistance of the Sub-Adviser, also seeks to partner, from time to time, with venture capital firms and source investments from a variety of regional and local intermediaries, including regional investment banking firms, business brokers, accountants and lawyers, rather than solely from large commercial or investment banks. The Fund believes that the experience of the Adviser’s and Sub-Adviser’s respective investment teams in working directly with borrowers to create customized financing solutions will enable the Fund to seek to deliver attractive yields to investors while eliminating intermediaries who extract fees for their services.

In certain circumstances or market environments, the Fund may reduce its investment in debt securities and hold a larger position in cash or cash equivalents. The Fund may invest in debt securities of any duration, maturity, or credit quality, including high yield securities (also known as “junk bonds”). The Fund’s debt investments may take the form of corporate loans or corporate bonds, which may be secured or unsecured, and may, in some cases, be accompanied by warrants, options or other forms of equity participation. The Fund may also allocate capital for investment in any part of the capital structure, including distressed and more subordinated positions, where the Adviser and Sub-Adviser believe the borrower and the potential investment present an opportunity for risk-adjusted income and returns. The Fund’s SDLs are focused primarily in middle-market companies with between $10 million and $150 million in annual EBITDA. The Adviser and Sub-Adviser focus on senior investments with a first or second lien on collateral and strong structures and documentation intended to protect the lender. The Fund may separately purchase common or preferred equity interests in transactions. The Fund’s portfolio may include fixed-rate investments that generate absolute returns as well as floating-rate investments that may provide protection in rising interest rate and inflationary environments. The Fund may also invest in non-controlling interests in equity and junior debt tranches of CLOs, CDOs, which include CBOs and other securitized products, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics).

The Fund defines “fixed-income and fixed-income related securities” to consist of: (i) loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics) of corporate borrowers; and (ii) equity of investment funds, which may include Public Investment Funds, including Public BDCs, closed and open-end funds, ETFs and Index Funds that invest principally in loans and fixed-income (or other instruments, including derivative instruments, with similar economic characteristics).

Certain investments of the Fund will be held in wholly-owned and controlled single-asset subsidiaries (the “Single-Asset Subsidiaries”), which are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The Fund will also execute a portion of its strategy by investing in a wholly-owned and controlled foreign subsidiary (the “NPL Subsidiary”; together with the Single-Asset Subsidiary, the “Subsidiaries”), which invests the majority of its assets in NPLs subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The principal investment strategies and principal investment risks of the Subsidiaries are also principal investment strategies and principal risks of the Fund and are reflected in this Prospectus. The financial statements of the Subsidiaries will be consolidated with those of the Fund. Because the Fund may invest a substantial portion of its assets in the Subsidiaries, which may hold some of the investments described in this Prospectus, the Fund may be considered to be investing indirectly in some of those investments through its Subsidiaries. For that reason, references to the Fund may also include the Subsidiaries.

The Subsidiaries will be subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Fund. The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure and leverage on an aggregate basis with the Subsidiaries. In addition, the Subsidiaries comply with the provisions of the 1940 Act relating to affiliated transactions and custody. The Fund’s custodian also serves as the custodian to the Subsidiaries.

The Adviser and Sub-Adviser, who also serve in those roles for the NPL Subsidiary, will also comply with the provisions of the 1940 Act regarding investment advisory contracts and are considered to be an investment adviser to the Fund under the 1940 Act.

By investing in NPLs indirectly through the NPL Subsidiary, the Fund intends to obtain exposure to the NPL market within the federal tax requirements that apply to the Fund under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Subchapter M requires, among other things, that at least 90% of the Fund’s gross income be derived from certain qualifying sources, such as dividends, interest, gains from the sale of stock or other securities, and certain other income derived from securities or derived with respect to the Fund’s business of investing in securities (typically referred to as “qualifying income”). The Fund will make investments in certain NPLs through the NPL Subsidiary because income from these derivatives is not treated as “qualifying income” for purposes of the 90% gross income requirement if the Fund invests in the derivative directly.

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In the past, the Internal Revenue Service issued a number of private letter rulings to other investment companies (unrelated to the Fund), which indicated that certain income from a fund’s investment in a wholly-owned foreign subsidiary would constitute “qualifying income” for purposes of Subchapter M. However, the Fund does not have a private letter ruling, and the Internal Revenue Service no longer issues such private letter rulings. Moreover, in September 2016, the Internal Revenue Service issued proposed regulations that, if finalized in proposed form, would provide that the income which the Fund derives from its investment in the NPL Subsidiary in any taxable year would only be treated as “qualifying income” for purposes of the 90% gross income requirement of Subchapter M to the extent that the NPL Subsidiary makes certain dividend distributions to the Fund out of the NPL Subsidiary’s earnings and profits for that same taxable year. Therefore, the NPL Subsidiary will, no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the NPL Subsidiary, in an amount approximately equal to the total amount of “Subpart F” income (as defined in Section 951 of the Code) generated by or expected to be generated by the NPL Subsidiary’s investments during the fiscal year.

The Fund may also invest up to 15% of its assets in Private Debt Funds; and non-controlling interests in equity tranches of CDOs, which include CBOs, CLOs and other securitized products, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics).

The Fund may employ leverage, including borrowing from banks in an amount of up to 33.33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund anticipates engaging in borrowings and utilizing leverage. The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Private Debt Funds in which the Fund invests may also employ leverage.

Between 10% and 75% of the Fund’s assets may be invested in debt securities of foreign issuers. Substantially all of the Fund’s assets may be invested in debt securities rated below investment grade, which are also known as “junk securities.”

The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

Fund’s Target Investment Portfolio

The Adviser and Sub-Adviser execute the Fund’s investment strategy primarily by seeking to invest in a broad portfolio of debt securities, primarily Public Corporate Debt Investments and Private Corporate Debt Investments. The Fund may also invest in ETFs, Index Funds, and Public Investment Funds, as well as other publicly traded income producing equity securities. With respect to making Private Corporate Debt Investments in which the Fund invests, the Adviser and Sub-Adviser consider various inputs regarding the potential issuer, including leading market positions, significant asset or franchise values, strong free cash flow, experienced senior management teams and high-quality sponsors (if the company is externally sponsored).

The Fund may invest in a variety of investments in pursuing its investment objective, including:

Bank Obligations. The Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers’ acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

Fixed-Income Instruments. Fixed-income instruments include high-yield corporate debt securities, or bonds, or U.S. government debt securities. The issuer of a fixed-income instrument pays the investor a fixed- or variable-rate of interest and normally must repay the amount borrowed on or before maturity. Certain bonds are “perpetual” in that they have no maturity date. Holders of fixed-income bonds, as creditors, have a prior legal claim over common and preferred stockholders as to both income and assets of the issuer for the principal and interest due them and may have a prior claim over other creditors but would be subordinate to any existing secured lenders with higher priority in the issuer’s capital structure. Fixed-income instruments may be secured or unsecured. The investment return of corporate bonds reflects interest on the security and changes in the market value of the security. The market value of a corporate bond, especially a fixed-rate bond, will generally rise and fall inversely with interest rates. The value of intermediate- and longer-term corporate bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term corporate bonds. The market value of a corporate bond also may be affected by the credit rating of the corporation, the corporation’s performance and perceptions of the corporation in the market place. There is a risk that the issuers of the securities may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. Corporate fixed-income instruments usually yield more than government or agency bonds due to the presence of credit risk. The Fund expects to principally invest in fixed-income instruments from issuers based in the U.S., Canada and Europe.

Secured Debt. Secured debt, including senior secured debt, unitranche debt and second lien debt, will have liens on the assets of the borrower that will serve as collateral in support of the repayment of such debt and will typically have maturities of three to ten years.

Senior Secured Debt. Senior secured debt will be structured with first-priority liens on the assets of the borrower. Senior secured debt will have liens on the assets of the borrower that will serve as collateral in support of the repayment of such debt. This collateral will take the form of first-priority liens on the assets of the borrower. Senior secured debt may provide for moderate loan amortization in the early years of the loan, with the majority of the amortization deferred until loan maturity.

Unitranche Debt. Unitranche debt will be structured as senior secured debt, including first priority liens on an issuer’s assets as discussed above. Unitranche debt typically provides for moderate loan amortization in the initial years of the facility, with the majority of the principal payment deferred until loan maturity. Since unitranche debt generally allows the borrower to make a large lump sum payment of principal at the end of

15

the loan term, there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. In some cases, the Fund will be the sole lender, or the Fund together with its affiliates will be the sole lender, of unitranche debt, which can provide the Fund with more influence interacting with a borrower in terms of monitoring and, if necessary, remediation in the event of underperformance.

Second Lien Debt. Second lien debt will be structured as junior, secured debt, including second priority liens on an issuer’s assets. This debt typically provides for moderate loan amortization in the initial years, with the majority of the amortization deferred until maturity.

Unsecured Debt. Unsecured debt, including senior unsecured and subordinated debt, will not be secured by any collateral and will be effectively subordinated to the borrower’s secured indebtedness (to the extent of the collateral securing such indebtedness) and will typically have maturities of three to ten years.

Senior Unsecured Debt. Senior unsecured debt will be structured as debt that ranks senior in right of payment to any of the borrower’s unsecured indebtedness that is contractually subordinated to such debt. This debt generally provides for fixed interest rates and amortizes evenly over the term of the loan. Senior unsecured debt is generally less volatile than subordinated debt due to its priority to creditors over subordinated debt.

Subordinated Debt. Subordinated debt will be structured as unsecured, subordinated debt that provides for relatively high, fixed interest rates that provides the Fund with significant current interest income. This debt typically will have interest-only payments (often representing a combination of cash pay and Payment In Kind (“PIK”) interest) in the early years, with amortization of principal deferred to maturity. Subordinated debt generally allows the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. Subordinated debt is generally more volatile than secured debt and may involve a greater risk of loss of principal. Subordinated debt often includes a PIK feature, which effectively operates as negative amortization of loan principal, thereby increasing credit risk exposure over the life of the debt.

Collateralized Loan Obligations. A CLO is a financing company (generally called a Special Purpose Vehicle or “SPV”), created to reapportion the risk and return characteristics of a pool of assets. While the assets underlying CLOs are typically secured loans, the assets may also include (i) unsecured loans, (ii) debt securities that are rated below investment grade, (iii) debt tranches of other CLOs and (iv) equity securities incidental to investments in secured loans. The Fund may invest in lower tranches of CLOs, which typically experience a lower recovery, greater risk of loss or deferral or non-payment of interest than more senior tranches of the CLO. In addition, the Fund invests in CLOs consisting primarily of individual secured loans of Borrowers and not repackaged CLO obligations from other high risk pools, although the Fund does intend to invest in some repackaged CLO obligations. The underlying secured loans purchased by CLOs are generally performing at the time of purchase but may become non-performing, distressed or defaulted. CLOs with underlying assets of non-performing, distressed or defaulted loans are not contemplated to comprise a significant portion of the Fund’s investments in CLOs. The key feature of the CLO structure is the prioritization of the cash flows from a pool of debt securities among the several classes of the CLO. The SPV is a company founded solely for the purpose of securitizing payment claims arising out of this diversified asset pool. On this basis, marketable securities are issued by the SPV which, due to the diversification of the underlying risk, generally represent a lower level of risk than the original assets. The redemption of the securities issued by the SPV typically takes place at maturity out of the cash flow generated by the collected claims.

Collateralized Debt Obligations. A CDO is a form of securitization vehicle that issues debt securities in several tranches with different levels of seniority. The most senior tranche generally will attract the highest investment-grade rating (AAA by S&P, Aaa by Moody’s and/or AAA by Fitch), with the more junior, subordinated tranches attracting successively lower ratings. The most junior, unrated tranche of securities issued by a CDO generally will be entitled to residual cash flows that remain after payment or interest and principal on more senior tranches. CDOs may be collateralized by a range of financial assets. CDOs collateralized primarily by corporate loans, generally to non-investment grade and middle market borrowers, are referred to as CLOs. See “Fund’s Target Investment Portfolio—Collateralized Loan Obligations” for further discussion of CLOs. Other forms include CDOs, CBOs, by trust preferred securities issued by banks and insurance companies (TruPS CDOs), and by other forms of asset-backed securities (ABS CDOs). Cash flows in a CDO are split into two or more tranches, varying in risk and yield. Normally, CDOs are privately offered and sold, and thus are not registered under the securities laws. As a result, investments in CDOs may be characterized as illiquid securities. CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the risk that the collateral may default or decline in value or be downgraded, if rated by a NRSRO; (iii) the Fund is likely to invest in tranches of CDOs that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) the investment return achieved by the Fund could be significantly different than those predicted by financial models; (vi) the lack of a readily available secondary market for CDOs; (vii) risk of forced “fire sale” liquidation due to technical defaults such as coverage test failures; and (viii) the CDO’s manager may perform poorly.

Exchange Traded Funds. ETFs are traded similarly to stocks and listed on major stock exchanges. Potential benefits of ETFs include diversification, cost and tax efficiency, liquidity, marginability, utility for hedging, the ability to go long and short, and (in some cases) quarterly dividends. An ETF may attempt to track a particular market segment or index.

Index Funds. An Index Fund is a mutual fund with an investment objective of seeking to replicate the performance of a specific securities index. Index Funds are typically not actively managed, and potential benefits include low operating expenses, broad market exposure and low portfolio turnover.

The Adviser, in conjunction with the Sub-Adviser, will use both a quantitative screening process and a qualitative selection process when selecting securities for investment by the Fund in connection with its strategy.

Investment Strategy – BCSF Process

BCSF assists the Adviser by providing ongoing research, opinions and selecting investments for the Fund’s portfolio. BCSF seeks to create an investment portfolio that generates current income and capital appreciation through rigorous, bottom-up credit selection. The portfolio is expected to consist of high yield bonds and bank loans, SDLs and, to a lesser extent, NPLs. The mix of assets is flexible and responsive to market conditions; however, the Adviser and Sub-Adviser expect, under normal circumstances, high yield bonds and bank loans to constitute 30% to

16

70% of the Fund’s portfolio, and SDLs and NPLs to constitute 10% to 65% of the Fund’s portfolio. The Fund invests in SDLs and NPLs pursuant to exemptive relief from the SEC that permits the Fund to participate in the Co-Investment Program. The Co-Investment Program allows the Fund to co-invest in privately negotiated investment transactions with certain affiliates of Bain Capital Credit, subject to the conditions of the exemptive relief.

The primary types of investments included in the Fund are:

Bank Loans. The Fund expects that a portion of its investments will consist of interests in loans originated by banks and other financial institutions. Bain Capital Credit, the Sub-Adviser’s affiliate, has managed investments in bank loans since its inception in 1998, and had approximately $22 billion in bank loan assets under management, as of January 1, 2019. The Fund may invest in term loans and revolving loans, loans that pay interest at a fixed or floating rate and loans that are senior or subordinated. However, when investing in bank loans, the Fund targets primarily senior secured loans that pay interest at a floating rate. In addition, the Fund may make investments in stressed or distressed bank loans acquired in secondary market transactions.

High Yield Debt. The Fund expects that a portion of the debt in which the Fund will invest will be rated below investment-grade by one or more nationally recognized statistical rating organizations or are unrated but are, in the Sub-Adviser’s opinion, of comparable credit quality to obligations rated below investment-grade, and have greater credit and liquidity risk than more highly rated debt obligations. Bain Capital Credit has managed investments in high yield debt since its inception in 1998, and had approximately $4 billion in high yield bonds under management as of January 1, 2019. High yield debt may be purchased in either public or private markets and provide cash, deferred, zero or pay-in-kind payment terms.

Senior Direct Lending. Bain Capital Credit has managed investments in SDL since its inception in 1998, and had approximately $6 billion in senior direct lending assets as of January 1, 2019. SDL investments are typically protected by collateral and can be in the form of asset-based revolving lines of credit or first and second lien loans to companies with EBITDA of $10 million to $150 million. These types of securities usually feature floating cash interest over a benchmark (such as LIBOR) with a floor, a purchase price with a slight discount to par, principal protection in the form of perfected liens on collateral, and a maturity of five to seven years. They differ based on the level (such as a first or second position) and type (such as inventory or property) of collateral protection and amount of scheduled amortization. The Fund may also engage in subordinated and unitranche direct lending. The Fund may also acquire, and subsequently hold, warrants and other equity interests.

Non-Performing Loans. BCSF views NPLs as attractive potential investments as they are candidates for disposal by banks largely because they are non-core and onerous for banks to hold given their high capital charges, lack of cash flow generation, and operationally intensive management requirements. As governments and regulators are increasingly focused on encouraging banks to acknowledge their problematic balance sheets and to recapitalize them, BCSF believes that the Fund may acquire NPLs from banks on potentially favorable terms. Bain Capital Credit has built a dedicated NPL team to identify and execute on differentiated portfolios, focusing primarily on complex, atypical collateral where a first mover advantage exists.

Structured Debt and Equity. The Fund may invest in CLOs and other structured products, consisting of CBOs, CDOs and credit-linked notes, including non-controlling interests in equity and junior debt tranches of CDOs, which include CBOs, CLOs and other securitized products. Bain Capital Credit is an experienced CLO manager and investor with a strong track record of over 18 years. Bain Capital Credit’s dedicated Structured Products team manages North American and European CLOs and evaluates opportunities in CLO debt and equity.

BCSF selects and monitors investments from the above asset classes based on an analytical approach that generally involves evaluating the following investment characteristics:

Idea Generation. BCSF’s professionals identify new investment opportunities primarily through industry analysis and relative value screens conducted by BCSF’s investment professionals. Investment opportunities also arise through BCSF’s network of relationships including restructuring advisors, commercial and investment banks.

Market Definition. Traditionally, the first step in BCSF’s fundamental competitive analysis is defining, as accurately as possible, the market in which a company competes. Market definition generally requires an assessment of the customer needs driving the consumption of a company’s products and services. If the market is defined too narrowly, substitute goods or services may be overlooked, and a company’s ability to affect pricing may be overestimated. Likewise, if the market is defined too broadly, competitive advantage may be underestimated. Many of the tools used in the definition process are derived from methodologies developed at consulting firms.

Market Size and Prospects for Growth. Once a market is defined, the next step in BCSF’s analysis is to attempt to determine the dollar size of the market and to assess its growth prospects. Although market information may often be available through publicly available information, BCSF’s professionals are trained to question the available data because of the inherent biases of the reporting authorities (e.g., trade publication, industry group, “independent” consultants). BCSF seeks to identify the primary drivers of growth (i.e., demographic trends, buying habits, technological shifts) to validate conclusions drawn by the public information. If validation is not possible, BCSF often derives its own industry growth model through primary source research.

Margin Analysis and Cost Structure. After examining the market environment in which a company operates, BCSF typically scrutinizes the company’s historical performance and prospects. This analysis centers around the company’s sustainable margins and its quality of earnings. BCSF’s professionals attempt to assess the sustainability of a company’s margins over time by tracking and projecting pricing trends in the industry (based on research regarding market definition, size and growth characteristics) and the company’s cost structure relative to its competitors. BCSF generally assesses a company’s quality of earnings through detailed margin analysis as well as evaluations of a company’s return on assets, paying particular attention to one-time charges and extraordinary events.

Competitive Landscape. In evaluating a company’s prospects, BCSF seeks to identify and assess the current and prospective competitors of that company. The scale economies, technological advantages, and cost efficiencies available to such competitors may then be compared and contrasted in order to benchmark a company’s relative strengths and weaknesses. Although a company may participate in a large, growing

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and otherwise attractive market, its prospects may depend on its ability to maintain a competitive advantage. BCSF’s professionals are trained to rigorously analyze a competitive landscape in order to determine whether a company can be expected to perform at levels consistent with the business plan proffered by the company’s management or other sponsors. A significant portion of this analysis is often conducted through interviews of portfolio company executives, other industry contacts, as well as competitors and suppliers.

Corporate Structure and Access to Capital Markets. BCSF generally reviews the corporate structure of each of its investments to understand how the company’s assets are distributed, which subsidiaries have the support of those assets and how any guarantees, liens or pledges will affect an investment in the company. BCSF also analyzes an issuer’s capitalization, its financial flexibility, debt amortization requirements, and the covenants, terms and conditions of the issuer’s outstanding debt and equity securities. Reviewing the various covenant levels and compliance issues is an important part of BCSF’s investment monitoring system. BCSF’s professionals have extensive experience analyzing the corporate structure and covenant issues in each of the targeted asset classes.

Regulatory, Tax and Legal Environment. As part of its review process, BCSF generally performs a review of potential regulatory, tax, and legal contingencies to assess any potential negative impact on the company’s value or ability to continue as an ongoing concern.

Underwriting and Due Diligence. BCSF’s due diligence and underwriting process for the Fund’s prospective investments includes a review of the operational, financial, legal and industry performance and outlook for the prospective investment, review of industry data and analyst coverage and, if needed, consultation with outside experts regarding the creditworthiness of the borrower and the potential equity upside. These processes will continue during the portfolio monitoring process, when BCSF will analyze monthly and/or quarterly financial statements versus previous periods and the budget provided by the borrower, review financial projections, conduct field examinations, meet with management, attend board meetings, review all compliance certificates and covenants and regularly assess the financial and business conditions and prospects of portfolio companies

On-Going Monitoring. Closely monitoring financial performance and market developments of portfolio investments is critical to successful investment management. Accordingly, BCSF is actively involved in an on-going portfolio review process. To the extent a portfolio investment is not meeting plan, BCSF takes corrective action when appropriate.

Co-Investment Program

The Fund received an exemptive order from the SEC on March 22, 2018 that permits the Fund to, among other things, co-invest with affiliated accounts managed by Bain Capital Credit and/or certain of its affiliates. The exemptive order is subject to certain terms and conditions. The Sub-Adviser maintains an allocation policy, which is designed to fairly distribute investment opportunities among the affiliated accounts managed by Bain Capital Credit or its affiliates. Once an investment has been approved and is deemed to be in the Fund’s best interest, the Fund will participate alongside the affiliated accounts managed by Bain Capital Credit or its affiliates on equal terms and receive a pro rata share of the investment. Allocations among the Fund and other affiliated accounts managed by Bain Capital Credit or its affiliates are generally based on recommended amounts, which typically provides that such allocations are made pro rata based on the order size of each participating account. Under the terms of the Co-Investment Program, the Fund’s participation in potential co-investments proposed by the Sub-Adviser requires approval from the Adviser’s Investment Committee and a majority of the Fund’s Independent Trustees.

Through the Co-Investment Program, the Sub-Adviser will originate investments for the Fund, primarily SDLs and NPLs.

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s portfolio managers are subjective. The Fund may engage in borrowings and the use of leverage, to a limited extent, in acquiring investments.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. It is anticipated that the Fund’s annual portfolio turnover rate will ordinarily be between 25% and 75%. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the Underlying Funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the Underlying Funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s Statement of Additional Information.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

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RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund you should consider carefully the following risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisers before deciding whether to invest in the Fund.

Risks Related to an Investment in the Fund

Minimal Capitalization Risk. The Fund is not obligated to raise any specific amount of capital prior to commencing operations. There is a risk that the amount of capital actually raised by the Fund through the offering of its shares may be insufficient to achieve profitability or allow the Fund to realize its investment objective. An inability to raise additional capital may adversely affect the Fund’s financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements. Further, if the Fund is unable to raise sufficient capital, shareholders may bear higher expenses due to a lack of economies of scale.

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various asset types in which the Fund invests and, with respect to each such asset class, among debt securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Issuer and Non-Diversification Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There currently is no secondary market for the shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at net asset value. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management Risk. The net asset value of the Fund changes daily based on the performance of the securities in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular sector and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

Market Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Correlation Risk. The Fund seeks to produce returns that are less correlated to the broader financial markets. Although the prices of equity securities and fixed-income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

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Risks Related to the Fund’s Investments

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Secured Debt Risk. Secured debt holds the most senior position in the capital structure of a borrower. Secured debt in most circumstances is fully collateralized by assets of the borrower. Thus, it is generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders. Substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack resources to meet higher debt service requirements. The value of the Fund’s assets may also be affected by other uncertainties such as economic developments affecting the market for senior secured term loans or affecting borrowers generally. Moreover, the security for the Fund’s investments in secured debt may not be recognized for a variety of reasons, including the failure to make required filings by lenders, trustees or other responsible parties and, as a result, the Fund may not have priority over other creditors as anticipated.

Secured debt usually includes restrictive covenants, which must be maintained by the borrower. The Fund may have an obligation with respect to certain senior secured term loan investments to make additional loans upon demand by the borrower. Such instruments, unlike certain bonds, usually do not have call protection. This means that such interests, while having a stated term, may be prepaid, often without penalty. The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the borrower. Prepayment would cause the actual duration of a senior loan to be shorter than its stated maturity.

Secured debt typically will be secured by pledges of collateral from the borrower in the form of tangible and intangible assets. In some instances, the Fund may invest in secured debt that is secured only by stock of the borrower or its subsidiaries or affiliates. The value of the collateral may decline below the principal amount of the senior secured term loans subsequent to an investment by the Fund.

Subordinated and Unsecured or Partially Secured Loans Risk. The Fund may invest in unsecured loans and secured subordinated loans, including second and lower lien loans. Second lien loans are generally second in line in terms of repayment priority. A second lien loan may have a claim on the same collateral pool as the first lien or it may be secured by a separate set of assets. Second lien loans generally give investors priority over general unsecured creditors in the event of an asset sale. The priority of the collateral claims of third or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market and liquidity risk, and interest rate risk. Due to their lower place in the borrower’s capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same borrower.

Structured Products Risk. The Fund may invest in CDOs and other structured products, consisting of CBOs, CLOs and credit-linked notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.

The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.

Certain structured products may be thinly traded or have a limited trading market. CLOs and credit-linked notes are typically privately offered and sold.

Counterparty Risk. The Fund’s investments may be exposed to the credit risk of the counterparties with which, or the dealers, brokers and exchanges through which, the Fund deals, whether in exchange-traded or OTC transactions. The Fund may be subject to the risk of loss of Fund assets on deposit or being settled or cleared with a broker in the event of the broker’s bankruptcy, the bankruptcy of any clearing broker through which the broker executes and clears transactions on behalf of the Fund, the bankruptcy of an exchange clearing house or the bankruptcy of any other counterparty. In the case of any such bankruptcy, it is expected that all securities and other assets deposited with such broker or dealer will be clearly identified as being assets of the Fund and the Fund should not be exposed to a credit risk with regard to such parties. However, it may not always be possible to achieve this and the Fund might recover, even in respect of property specifically traceable to the Fund, only a pro rata share of all property available for distribution to all of the counterparty’s customers and counterparties. Such an amount may be less than the amounts owed to the Fund. Such events would have an adverse effect on the Fund’s NAV.

Bank Loans Risk. The Fund expects that some of its investments will consist of interests in loans originated by banks and other financial institutions. The loans invested in by the Fund may include term loans and revolving loans, may pay interest at a fixed or floating rate and may be senior or subordinated. Purchasers of bank loans are predominantly commercial banks, investment funds and investment banks. As secondary market trading volumes for bank loans increase, new bank loans are frequently adopting standardized documentation to facilitate loan trading which should improve market liquidity. The bank loan market currently, however, is facing unprecedented levels of illiquidity and volatility. There can be no assurance as to when or even if this current market illiquidity and volatility will abate or that future levels of supply and demand in bank loan trading will provide an adequate degree of liquidity, that the current period of illiquidity will not persist or worsen and that the market will not experience periods of significant illiquidity in the future. In addition, the Fund will make investments in stressed or distressed bank loans which are often less liquid than performing bank loans.

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The Fund may acquire interests in bank loans either directly (by way of sale or assignment) or indirectly (by way of participation). The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, its rights can be more restricted than those of the assigning institution. Participation interests in a portion of a debt obligation typically result in a contractual relationship only with the institution participating out the interest, not with the borrower. In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, nor any rights of set-off against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will assume the credit risk of both the borrower and the institution selling the participation. A selling institution voting in connection with a potential waiver of a default by a borrower may have interests different from those of the Fund, and the selling institution might not consider the interests of the Fund in connection with its vote. Notwithstanding, most participation agreements with respect to loans provide that the selling institution may not vote in favor of any amendment, modification or waiver that forgives principal, interest or fees, reduces principal, interest or fees that are payable, postpones any payment of principal (whether a scheduled payment or a mandatory prepayment), interest or fees or releases any material guarantee or collateral without the consent of the participant (at least to the extent the participant would be affected by any such amendment, modification or waiver). In addition, many participation agreements with respect to Loans that provide voting rights to the participant further provide that if the participant does not vote in favor of amendments, modifications or waivers, the selling institution may repurchase such participation at par.

Non-Performing Loans Risk. The Fund’s investments are expected to include investments in non-performing and sub-performing loans which often involve workout negotiations, restructuring and the possibility of foreclosure. These processes are often lengthy and expensive. In addition, the Fund’s investments may include securities and debt obligations of financially distressed issuers, including companies involved in bankruptcy or other reorganization and liquidation proceedings. As a result, the Fund’s investments may be subject to additional bankruptcy related risks, and returns on such investments may not be realized for a considerable period of time. There can be no assurance as to the amount and timing of payments with respect to the loans.

Direct Lending Risk. To the extent the Fund is the sole lender in privately offered debt, it may be solely responsible for the expense of servicing that debt, including, if necessary, taking legal actions to foreclose on any security instrument securing the debt (e.g., the mortgage or, in the case of a mezzanine loan, the pledge). This may increase the risk and expense to the Fund compared to syndicated or publicly offered debt.

Direct Origination Risk. A portion of the Fund’s investments may be originated through the Co-Investment Program. The results of the Fund’s operations depend on several factors, including the availability of opportunities for the origination or acquisition of target investments, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets and economic conditions. Further, the Fund’s inability to raise capital and the risk of portfolio company defaults may materially and adversely affect the Fund’s investment originations, business, liquidity, financial condition, results of operations and its ability to make distributions to its shareholders. In addition, competition for originations of and investments in the Fund’s target investments may lead to the price of such assets increasing, which may further limit its ability to generate desired returns. Also, as a result of this competition, desirable investments in the Fund’s target investments may be limited in the future and the Fund may not be able to take advantage of attractive investment opportunities from time to time, as the Fund can provide no assurance that the Adviser and Sub-Adviser will be able to identify and make investments that are consistent with its investment objective.

Sourcing Investment Opportunities Risk. The Fund has not identified the potential investments for its portfolio that it will acquire. It cannot be certain that the Adviser and Sub-Adviser will be able to locate a sufficient number of suitable investment opportunities to allow the Fund to fully implement its investment strategy. In addition, privately negotiated investments in loans and illiquid securities of private middle-market companies require substantial due diligence and structuring, and the Fund may not be able to achieve its anticipated investment pace. These factors increase the uncertainty, and thus the risk, of investing in the Fund. To the extent the Fund is unable to deploy its capital, its investment income and, in turn, the results of its operations, will likely be materially adversely affected.

CLO Risk. In addition to the general risks associated with debt securities and structured products discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

CLO equity and junior debt securities that the Fund may acquire are subordinated to more senior tranches of CLO debt. CLO equity and junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs and structured notes. See “Tax Status” in the Fund’s SAI.

Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.

The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately,

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the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.

The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full. The Fund’s CLO investments and/or the underlying senior secured loans may prepay more quickly than expected, which could have an adverse impact on the Company’s net assets.

Mezzanine Securities Risk. Most of the Fund’s mezzanine securities and other investments (if any) are expected to be unsecured and made in companies whose capital structures have significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the securities and other investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the portfolio company’s assets, some or all of such terms may not be part of particular investments. Mezzanine securities and other investments generally are subject to various risks including, without limitation: (i) a subsequent characterization of an investment as a “fraudulent conveyance”; (ii) the recovery as a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so-called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to collateral securing the obligations.

High Yield Debt Risk. A substantial portion of the high yield debt in which the Fund invests are rated below investment-grade by one or more nationally recognized statistical rating organizations or are unrated but of comparable credit quality to obligations rated below investment-grade, and have greater credit and liquidity risk than more highly rated debt obligations. Lower-rated securities may include securities that have the lowest rating or are in default. High yield debt is generally unsecured and may be subordinate to other obligations of the obligor. The lower rating of high yield debt reflects a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the obligor to make payment of principal and interest. Many issuers of high yield debt are highly leveraged, and their relatively high debt-to-equity ratios create increased risks that their operations might not generate sufficient cash flow to service their debt obligations. In addition, many issuers of high yield debt may be in poor financial condition, experiencing poor operating results, having substantial capital needs or negative net worth or be facing special competitive or product obsolescence problems, and may include companies involved in bankruptcy or other reorganizations or liquidation proceedings. Certain of these securities may not be publicly traded, and therefore it may be difficult to obtain information as to the true condition of the issuers. Overall declines in the below investment-grade bond and other markets may adversely affect such issuers by inhibiting their ability to refinance their debt at maturity. High yield debt is often less liquid than higher rated securities.

High yield debt is often issued in connection with leveraged acquisitions or recapitalizations in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. High yield debt has historically experienced greater default rates than has been the case for investment-grade securities. The Fund may also invest in equity securities issued by entities with unrated or below investment-grade debt.

High yield debt may also be in the form of zero-coupon or deferred interest bonds, which are bonds which are issued at a significant discount from face value. The original discount approximates the total amount of interest the bonds will accrue and compound over the period until maturity or the first interest accrual date at a rate of interest reflecting the market rate of the security at the time of issuance. While zero-coupon bonds do not require the periodic payment of interest, deferred interest bonds generally provide for a period of delay before the regular payment of interest begins. Such investments experience greater volatility in market value due to changes in the interest rates than bonds that provide for regular payments of interest.

Investing in lower-rated securities involves special risks in addition to the risks associated with investments in higher-rated fixed income securities, including a high degree of credit risk. Lower-rated securities may be regarded as predominately speculative with respect to the issuer’s continuing ability to meet principal and interest payments. Analysis of the creditworthiness of issuers/issues of lower-rated securities may be more complex than for issuers/issues of higher quality debt securities. Securities that are in the lowest rating category are considered to have extremely poor prospects of ever attaining any real investment standing, to have a current identifiable vulnerability to default and/or to be unlikely to have the capacity to pay interest and repay principal. The secondary markets on which lower-rated securities are traded may be less liquid than the market for higher grade securities. Less liquidity in the secondary trading markets could adversely affect and cause large fluctuations in the value of the Fund’s portfolio. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of lower-rated securities, especially in a thinly traded market.

The use of credit ratings as the sole method of evaluating lower-rated securities can involve certain risks. For example, credit ratings evaluate the safety of principal and interest payments, not the market value risk of lower-rated securities. Also, credit rating agencies may fail to change credit ratings in a timely fashion to reflect events since the security was rated.

Preferred Securities Risk. There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights. Interest rate risk is, in general, the risk that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed-income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed-

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income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed-income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Fixed-income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund. In addition, the Fund may invest in fixed-income and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities with a conversion value that is the same as the value of the bond or preferred share have characteristics similar to common stocks. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, by the Fund will magnify the Fund’s gains or losses. The use of leverage via short selling and short positions in futures contracts will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund to have higher expenses (especially interest and/or short selling related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns on the Fund.

Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Equity Securities Risks. Equity securities are susceptible to general stock market fluctuations and to volatile increases and decreases in value. The equity securities held by the Fund may experience sudden, unpredictable drops in value or long periods of decline in value. This may occur because of factors affecting securities markets generally, the equity securities of a particular sector, or a particular company. When the values of equity securities decline, it could, in turn, adversely affect the value of the Fund investments, regardless of the performance or expected performance of companies in which the Fund invests.

Originated Investments Risks. The Fund may originate certain of its investments with the expectation of later syndicating a portion of such investment to third parties. Prior to such syndication, or if such syndication is not successful, the Fund’s exposure to the originated investment may exceed the exposure that the Adviser and Sub-Adviser intended to have over the long-term or would have had had it purchased such investment in the secondary market rather than originating it.

Private Investment Fund Risk. The Fund may invest in private investment funds, including “hedge funds,” which pursue alternative investment strategies. Certain investment instruments and techniques that a private fund may use are speculative and involve a high degree of risk. Because of the speculative nature of a private fund’s investments and trading strategies, the Fund may suffer a significant or complete loss of its invested capital in one or more private funds. A shareholder will also bear fees and expenses charged by the underlying funds in addition to the Fund’s direct fees and expenses. In addition, interests in a private fund may also be illiquid.

Valuation of Private Investments. While the valuation of the Fund’s publicly-traded securities are more readily ascertainable, the Fund’s ownership interest in private investments (including Private Corporate Debt Investments) are not publicly traded. The fair value of loans, securities and other investments that are not publicly traded may not be readily determinable, and the Fund will value these investments at fair value as determined in good faith by the Board, including to reflect significant events affecting the value of the Fund’s investments. Many of the Fund’s investments, including certain Private Corporate Debt Investments, will be classified as Level 3 under Topic 820 of the U.S. Financial Accounting Standards Board’s Accounting Standards Codification, as amended, Fair Value Measurements and Disclosures (“ASC Topic 820”). This means that the Fund’s portfolio valuations will be based on unobservable inputs and the Fund’s own assumptions about how market participants would price the asset or liability in question. The Fund expects that inputs into the determination of fair value of the Fund’s portfolio investments will require significant management judgment or estimation. Even if observable market data are available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. The Fund has retained the services of one or more independent service providers to review the valuations of these securities. The types of factors that the Board may take into account in determining the fair value of the Fund’s investments generally include, as appropriate, comparison to publicly-traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, the Fund’s determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The Fund’s net asset value could be adversely affected if the Board’s determinations regarding the fair value of the Fund’s investments were materially higher than the values that the Fund ultimately realizes upon the disposal of such securities.

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Option Writing Risk. If a put or call option purchased by the Fund were permitted to expire without being sold or exercised, the Fund would lose the entire premium it paid for the option. The risk involved in writing a put option is that there could be a decrease in the market value of the underlying future, security, currency or other asset. If this occurred, the option could be exercised and the underlying future, security, currency or other asset would then be sold to the Fund at a higher price than its current market value. The risk involved in writing a call option is that there could be an increase in the market value of the underlying future, security, currency or other asset. If this occurred, the option could be exercised and the underlying future, security, currency or other asset would then be sold by the Fund at a lower price than its current market value.

Medium and Small Capitalization Company Risk. Some issuers of the Fund’s investments may be medium or small capitalization companies which may be newly formed or have limited product lines, distribution channels, and financial or managerial resources. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. The Fund does not maintain a policy limiting its ability to invest in medium or small capitalization companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies. Generally, securities of medium and small capitalization companies are more likely to experience sharper swings in market values, less liquid markets, in which it may be more difficult for the Advisor to sell at times and at prices that the Advisor believes appropriate, and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth, and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over-the-counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

Foreign Investment Risk. Foreign securities may be issued and traded in foreign currencies. As a result, changes in exchange rates between foreign currencies may affect their values in U.S. dollar terms. For example, if the value of the U.S. dollar goes up, compared to a foreign currency, a loan payable in that foreign currency will go down in value because it will be worth fewer U.S. dollars. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. The Fund may employ hedging techniques to minimize these risks, but the Fund can offer no assurance that the Fund will, in fact, hedge currency risk or, that if the Fund does, such strategies will be effective.

The political, economic, and social structure of some foreign countries may be less stable and more volatile than those in the United States. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. A government may take over assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for the Fund to vote proxies, exercise stockholder rights, and pursue legal remedies with respect to foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of the Fund’s investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and to take into account with respect to the Fund’s investments in foreign securities. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers may be less than in the United States. The procedures and rules governing foreign transactions and custody (holding of the Fund’s assets) may involve delays in payment, delivery or recovery of money or investments. Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies, and some countries may lack uniform accounting and auditing standards. Thus, there may be less information publicly available about foreign companies than about most U.S. companies. Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Fund may at times be unable to sell foreign securities at favorable prices. Dividend and interest income from foreign securities may be subject to withholding taxes by the country in which the issuer is located, and the Fund may not be able to pass through to its shareholders foreign tax credits or deductions with respect to these taxes.

Tax Risk. Certain of the Fund’s portfolio holdings, including NPLs, may be subject to special tax rules, the effect of which may have adverse tax consequences for the Fund. By investing in NPLs indirectly through the NPL Subsidiary, the Fund intends to obtain exposure to the NPL market within the U.S. federal tax requirements that apply to the Fund. However, because the NPL Subsidiary is a controlled foreign corporation, any income received from its investments will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains. Additionally, in September 2016, the Internal Revenue Service (“IRS”) issued proposed regulations that, if finalized in proposed form, would provide that the income that the Fund derives from its investment in the NPL Subsidiary in any taxable year would only be treated as “qualifying income” for purposes of the 90% gross income requirement of Subchapter M to the extent that the NPL Subsidiary makes certain dividend distributions to the Fund out of the NPL Subsidiary’s earnings and profits for that same taxable year. Therefore, the NPL Subsidiary will, no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the NPL Subsidiary, in an amount approximately equal to the total amount of “Subpart F” income (as defined in Section 951 of the Code) generated by or expected to be generated by the NPL Subsidiary’s investments during the fiscal year. If the NPL Subsidiary were to fail to make sufficient dividend distributions to the Fund in accordance with the provisions of the proposed regulations, all or a portion of the income from the Fund’s investment in the NPL Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years. In such event, the Fund’s Board of Trustees would consider what action to take in the best interests of shareholders.

Cybersecurity Risk. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer such losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and

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information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.

Possible Risk of Conflicts

Allocation of Investment Opportunities Risk. The Sub-Adviser may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited (e.g., in local and emerging markets, high yield securities, fixed income securities, regulated industries, small capitalization and initial public offerings/new issues) or where the liquidity of such investment opportunities is limited. From time to time and as required by applicable law or otherwise required under the terms of its exemptive relief, the Sub-Adviser may determine to refer certain conflicts of interest to Bain Capital’s Allocation Committee (the “Allocation Committee”), comprised of senior Bain Capital personnel, for review and resolution, particularly in situations where the Sub-Adviser and other affiliated investment advisers are unable to resolve such conflicts. Similarly, the Allocation Committee may in its sole discretion determine to review and make determinations regarding certain conflicts of interest.

The Sub-Adviser does not receive performance-based compensation in respect of its investment management activities on behalf of the Fund, but may simultaneously manage other investment vehicles or accounts for which the Sub-Adviser receives greater fees or other compensation (including performance-based fees or allocations) than they receive in respect of the Fund. The simultaneous management of other investment vehicles or accounts that pay greater fees or other compensation than the Fund may create a conflict of interest as the Sub-Adviser may have an incentive to favor accounts with the potential to receive greater fees. For instance, the Sub-Adviser may be faced with a conflict of interest when allocating scarce investment opportunities given the possibly greater fees from accounts that pay performance-based fees. To address these types of conflicts, the Sub-Adviser has adopted policies and procedures under which it will allocate investment opportunities in a manner that it believes is consistent with their obligations as investment advisers. However, the amount, timing, structuring or terms of an investment by the Fund may differ from, and performance may be lower than, the investments and performance of other investment vehicles or accounts.

Conflict of Interest Created by Valuation Process for Certain Portfolio Holdings. The Fund expects to make certain of its portfolio investments in the form of loans and securities that are not publicly traded and for which no market based price quotation is available. As a result, the Board will determine the fair value of these loans and securities in good faith. In connection with that determination, investment professionals from the Adviser and Sub-Adviser may provide the Board with valuations based upon the most recent portfolio company financial statements available and projected financial results of each portfolio company. While the valuation for certain private investments that do not have a readily available market quotation will be reviewed by an independent valuation firm at least quarterly, the ultimate determination of fair value will be made by the Board and not by such third-party valuation firm. With regard to NPLs, such investments will be valued in accordance with the valuation procedures adopted by the Fund and will not be reviewed by an independent valuation firm. In addition, each of the interested members of the Board has a pecuniary interest in the Adviser. The participation of the Adviser’s investment professionals in the Fund’s valuation process, and the pecuniary interest in the Adviser by certain members of the Board, could result in a conflict of interest as the Adviser’s management fee is based, in part, on the value of the Fund’s assets.

Conflicts of Interest Related to Direct Origination. In the ordinary course of business, the Fund may enter into transactions with portfolio companies that may be considered related party transactions. In order to ensure that the Fund does not engage in any prohibited transactions with any persons affiliated with the Fund, it has implemented certain written policies and procedures whereby the Fund’s executive officers screen each of the Fund’s transactions for any possible affiliations between the proposed portfolio investment and the Fund, companies controlled by the Fund or its executive officers and directors. The Fund will not enter into any agreements unless and until it is satisfied that doing so will not raise concerns under the 1940 Act or, if such concerns exist, it has taken appropriate actions to seek review and approval by the Board or exemptive relief for such transaction. The Board will review these procedures on a periodic basis and approve any transaction relying on exemptive relief. On March 22, 2018, the Fund was granted a SEC exemptive order, which grants the Fund exemptive relief permitting the Fund, subject to the satisfaction of specific conditions and requirements, to participate in the Co-Investment Program.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board is comprised of five trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

Investment Adviser

Griffin Capital Credit Advisor, LLC, located at Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a Delaware limited liability company formed in 2016, for the purpose of advising the Fund. The Adviser is indirectly controlled by Griffin Capital Company, LLC, a Delaware limited liability company, which is controlled by Kevin Shields because he controls more than 25% of the voting interests of Griffin Capital Company, LLC as of the date of this prospectus.

Under the general supervision of the Fund’s Board, the Adviser carries out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, determine which securities should be purchased, sold or exchanged, which may be delegated to the Sub-Adviser as described in this Prospectus. In addition, the Adviser supervises and provides oversight of the Fund’s service providers. The Adviser furnishes to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser compensates all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund

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has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.85% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

A discussion regarding the basis for the Boards’ approval of the Fund’s Investment Advisory Agreement is available in the Fund’s semi-annual report to shareholders for fiscal period ending June 30, 2017.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering expenses, but excluding taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.85% per annum of the Fund’s average daily net assets attributable to Class L (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect at least through April 30, 2020, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Fund’s Board on 60 days’ written notice to the Adviser. The Expense Limitation Agreement may be renewed at the Adviser’s and Board’s discretion.

Shareholders will also pay a pro rata share of asset-based and performance fees associated with the Underlying Funds.

Adviser’s Investment Committee

The Adviser has established an Investment Committee comprised of seven persons (the “Committee”) responsible for: setting overall investment policies and strategies of the Adviser; approval of certain Private Corporate Debt Investments being considered for investment by the Fund; establishing allocation targets for the investment portfolio of the Fund among the investments in which the Fund invests; and generally overseeing the activities of the Portfolio Managers (see below).

The members of the Committee, and their professional background and experience, are as follows:

Kevin A. Shields — Mr. Shields is the Chief Executive Officer and is a Principal of the Adviser, a position he has held since its inception in 2017. Mr. Shields also serves as the Fund’s President and a member of the Board of Trustees, positions he has held since the Fund’s formation. Mr. Shields is also Chairman and Chief Executive Officer of Griffin Capital, which he founded in 1995, and is the Chairman of our exclusive wholesale marketing agent, Griffin Capital Securities, LLC and controls the Adviser through his ownership of Griffin Capital. Griffin Capital, through a wholly-owned subsidiary, owns Griffin Capital Securities, LLC. Mr. Shields also is the Chief Executive Officer and a Principal of Griffin Capital Credit Advisor, LLC, a position he has held since its inception in 2017. Mr. Shields also serves as the Chief Executive Officer of Griffin Capital Advisor, LLC, a position he has held since its inception in 2014, and as a Trustee of the Board of Trustees of Griffin Institutional Access Real Estate Fund (“GIREX”), a position he has held since its inception in 2014. Mr. Shields also currently serves as Chairman of the board of directors of Griffin Capital Essential Asset REIT II, Inc. (“Griffin REIT II”), a public non-traded REIT formerly sponsored by Griffin Capital, a position he has held since the company’s formation in 2013. He previously served as Chief Executive Officer (2008-2018), Executive Chairman (2018-2019) and Chairman of the Board of Directors of Griffin Capital Essential Asset REIT Inc. from 2008-2019 until that company merged with Griffin REIT II on April 30, 2019. He also serves as a non-voting special observer of the board of directors and member of the investment committee of Griffin-American Healthcare REIT III, Inc. and Griffin-American Healthcare REIT IV, Inc., public non-traded REITs co-sponsored by Griffin Capital. Before founding Griffin Capital, from 1993 to 1994, Mr. Shields was a Senior Vice President and head of the Structured Real Estate Finance Group at Jefferies & Company, Inc., a Los Angeles-based investment bank. During his tenure at Jefferies, Mr. Shields focused on originating structured lease bond product with a particular emphasis on sub-investment grade lessees. While there, he consummated the first securitized forward lease bond financing for a sub-investment grade credit tenant. From 1992 to 1993, Mr. Shields was the President and Principal of Terrarius Incorporated, a firm engaged in the restructuring of real estate debt and equity on behalf of financial institutions, corporations, partnerships and developers. Prior to founding Terrarius, from 1986 to 1992, Mr. Shields served as a Vice President in the Real Estate Finance Department of Salomon Brothers Inc. in both New York and Los Angeles. During his tenure at Salomon, Mr. Shields initiated, negotiated, drafted and closed engagement, purchase and sale and finance agreements. Mr. Shields holds a J.D. degree, an MBA, and a B.S. degree in Finance and Real Estate from the University of California at Berkeley.

Randy I. Anderson Ph.D., CRE — Dr. Anderson serves as Chief Investment Officer and is a Principal of the Adviser, a position he has held since its inception in 2017, and as Chairman of the Board of Trustees, a position he has held since the Fund’s formation. Additionally, Dr. Anderson serves as the Chief Economist of Griffin Capital, a position he has held since joining Griffin Capital, in 2014. In addition, Dr. Anderson serves as President of Griffin Capital Asset Management Company, LLC, and has held such position since September 2015.

Dr. Anderson also serves as the Chief Investment Officer of Griffin Capital Advisor, LLC, a position he has held since its inception in 2014, and as Chairman of the Board of Trustees of GIREX, a position he has held since its inception in 2014. Dr. Anderson has served as the Dean’s Adjunct Professor of Real Estate Capital Markets at Florida Atlantic University since 2019. From 2012-2013, Dr. Anderson held several senior executive positions at Bluerock Real Estate LLC, including founding partner of the Bluerock Total Income+ Real Estate Fund, where he was the portfolio manager. Dr. Anderson served as the Howard Phillips Eminent Scholar Chair and Professor of Real Estate at the University of Central Florida from 2008 through 2013, where he was responsible for growing the real estate program, including the establishment of the Professional MS in Real Estate. While at the University of Central Florida, Dr. Anderson was a member of the University Foundation Investment Sub-Committee which provides investment advice for the endowment, was the academic member of the Florida Association of Realtors Education Foundation Advisory Board and was an ex-officio board member of the Central Florida Commercial Association of Realtors. In 2007, Dr. Anderson was President, Chief Executive Officer, and founding partner of Franklin Square Capital Partners, where he helped establish, strategically organize, and capitalize the firm. From 2005 through 2007, Dr. Anderson also served as Chief Economist for CNL Financial Group as well as Divisional President for CNL Real Estate Advisors. Prior to CNL, Dr. Anderson was the Chief Economist and Director of Research for the Marcus and Millichap Company from 2002 through 2005 and Vice President of Research at Prudential Real Estate Advisors from 2001 through 2002.

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Dr. Anderson is a former co-editor of the Journal of Real Estate Portfolio Management and the Journal of Real Estate Literature. Dr. Anderson received the Kinnard Young Scholar Award from the American Real Estate Society, an award which recognizes outstanding real estate scholarship for young academics, served as the Executive Director for the American Real Estate Society, was named a Homer Hoyt Fellow and a NAIOP Distinguished Fellow, and has been invited to guest lecture at leading global universities. Dr. Anderson received his B.A. in Finance from North Central College in 1991 as a Presidential Scholar and holds a Ph.D. in Finance as a Presidential Fellow from the University of Alabama, where he graduated with highest distinction in 1996.

David C. Rupert — Mr. Rupert has served as a member of the Investment Committee of the Adviser since its inception in 2017. Mr. Rupert has also served as a member of the Investment Committee of Griffin Capital Advisor, LLC since its inception in 2014. Mr. Rupert has also served as the President of Griffin Capital Company, LLC since 2010, and served as Chief Operating Officer of Griffin Capital Company, LLC from 2000 to 2008. Mr. Rupert also served as Chief Executive Officer of GC-BDC, a position he held from 2014 until 2017. Mr. Rupert served as Executive Vice President of Griffin Capital Essential Asset REIT II, Inc. from 2013-2019. Mr. Rupert also previously served as President and Executive Vice President of Griffin Capital Essential Asset REIT, Inc. from 2012 through 2015, and 2015 through 2018, respectively. In addition, Mr. Rupert serves as Vice President of Phillips Edison Grocery Center REIT III, Inc., a position he has held since 2016. Mr. Rupert’s 30 years of commercial real estate and finance experience includes over $9 billion of transactions executed on four continents: North America, Europe, Asia and Australia. From July 2009 to August 2010, Mr. Rupert co-headed an opportunistic hotel fund in partnership with The Olympia Companies, a hotel owner-operator with more than 800 employees, headquartered in Portland, Maine. From March 2008 through June 2009 Mr. Rupert was a partner in a private equity firm focused on Eastern Europe, in particular extended stay hotel and multifamily residential development, and large scale agribusiness in Ukraine. From 1999-2000, Mr. Rupert served as President of CB5, a real estate and restaurant development company that worked closely with the W Hotel division of Starwood Hotels. From 1997-1998 Mr. Rupert provided consulting services in the U.S. and UK to Lowe Enterprises, a Los Angeles-headquartered institutional real estate management firm. From 1986-1996, Mr. Rupert was employed at Salomon Brothers in New York, where he served in various capacities, including the head of REIT underwriting, and provided advice, raised debt and equity capital and provided brokerage and other services for leading public and private real estate institutions and entrepreneurs. Since 1984, Mr. Rupert has served on the Advisory Board to Cornell University’s Endowment for Real Estate Investments, and in August 2010 Mr. Rupert was appointed Co-Chairman of this Board. For more than 15 years, Mr. Rupert has lectured in graduate-level real estate and real estate finance courses in Cornell’s masters-level Program in Real Estate, where he is a founding Board Member. Mr. Rupert received his B.A. degree from Cornell in 1979 and his MBA from Harvard in 1986.

Howard S. Hirsch — Mr. Hirsch has served as a member of the Investment Committee of the Adviser since its inception in 2017. He also serves as Vice President and Secretary of the Adviser. In addition, Mr. Hirsch serves as Vice President and Secretary of Griffin Capital Advisor, LLC, positions he has held since its inception in 2014. Mr. Hirsch served as Vice President and Secretary of GC-BDC, positions he held from 2014 to 2017. Mr. Hirsch is Chief Legal Officer and Secretary of Griffin REIT II, positions he has held since April 2019, and was Vice President and Secretary of Griffin REIT II from June 2014-2019. Mr. Hirsch was also Chief Legal Officer and Secretary of GCEAR, from December 2018 - April 2019 and Vice President and Assistant Secretary from June 2014-December 2018. Mr. Hirsch previously served as Vice President and General Counsel - Securities of Griffin Capital Company, LLC, positions he held from June 2014 to December 2018. Mr. Hirsch is responsible for overseeing all legal matters and oversees product offerings and corporate, legal, securities, due diligence and compliance matters for the public companies and affiliated entities sponsored by Griffin Capital Company, LLC. Mr. Hirsch is an ex-officio member of Griffin Capital Company, LLC’s executive management team. Prior to joining Griffin Capital Company, LLC in June 2014, Mr. Hirsch was a shareholder at the law firm of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC in Atlanta, Georgia. From July 2007 through the time he joined Baker Donelson in April 2009, Mr. Hirsch was counsel at the law firm of Bryan Cave LLP in Atlanta, Georgia. Prior to joining Bryan Cave LLP, from July 1999 through July 2007, Mr. Hirsch worked at the law firm of Holland and Knight LLP in Atlanta, Georgia, where he was an associate and then a partner. Mr. Hirsch has approximately 20 years of experience in public securities offerings, SEC reporting, corporate and securities compliance matters, and private placements. He previously handled securities, transactional and general corporate matters for various publicly-traded and non-traded REITs. Mr. Hirsch’s experience also includes registrations under the Securities Act of 1933, reporting under the Exchange Act of 1934, and advising boards of directors and the various committees of public companies. He has counseled public companies on corporate governance best practices and compliance matters, and has represented issuers on SEC, FINRA, and “Blue Sky” regulatory matters in connection with registrations of public offerings of non-traded REITs and real estate partnerships. He also has experience representing broker dealers on various FINRA compliance matters. Mr. Hirsch earned his B.S. from Indiana University and his J.D. from The John Marshall Law School in Chicago, Illinois.

Spencer Propper — Mr. Propper serves as Vice President and is a Principal of the Adviser. Additionally, Mr. Propper serves as Managing Director of Griffin Capital Company, LLC, a position he has held since joining Griffin Capital Company, LLC in 2014. In addition, Mr. Propper serves as Vice President and Principal of Griffin Capital Advisor, LLC, a position he has held since its inception in 2014, and as Associate Portfolio Manager of GIREX, a position he has held since its inception in 2014. Previously, Mr. Propper was a Director at Lakemont Group, a boutique real estate investment banking and consulting firm. Within this role Mr. Propper provided portfolio management services to the Bluerock Total Income Plus Real Estate Fund. Additionally, at the Lakemont Group, Mr. Propper was responsible for overseeing projects for a variety of clients including pension funds, private equity firms and publicly traded real estate companies and specialized in structured finance, market analysis and strategic due diligence. Mr. Propper holds a Master of Business Administration and Bachelor of Science in Finance and Real Estate from the University of Central Florida.

Joseph E. Miller — Mr. Miller serves as Chief Financial Officer of the Adviser and Treasurer of the Fund. Mr. Miller is the Treasurer of GIREX, and the Chief Financial Officer of GIREX’s adviser, Griffin Capital Advisor, LLC, and has held these positions since June 2014. In addition, Mr. Miller is Griffin Capital’s Chief Financial Officer and Chief Operating Officer, positions he has held since February 2007 and June 2017, respectively, where he is responsible for all of Griffin Capital’s accounting, finance, information technology systems and human resources functions. Mr. Miller has 25 years of real estate experience in public accounting and real estate investment firms. Prior to joining our sponsor, from 2001 to January 2007, Mr. Miller served as the Vice President and Corporate Controller, and later the Senior Vice President of Business Operations, for PS Business Parks, a publicly-traded REIT. At PS Business Parks, Mr. Miller was initially responsible for SEC filings, property-level accounting, and all financial reporting. Upon assuming the role of Senior Vice President of Business Operations, Mr. Miller was responsible for the financial operations of the real estate portfolio, policies and procedures of the organization, and information technology systems. From 1997 to 2001, Mr. Miller was the Corporate Controller for Maguire Properties, formerly Maguire Partners, where he was responsible for the accounting operations, treasury functions, and information technology systems. Before joining Maguire, from 1994 to 1997, Mr. Miller was an audit manager with Ernst & Young LLP where

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he was responsible for attestation engagements for financial services and real estate companies, and he also worked on initial public offering teams for real estate investment companies going public. Mr. Miller also worked with KPMG, where he became a certified public accountant. Mr. Miller received a B.S. in Business Administration, Accounting from California State University, Northridge, and an M.B.A. from the University of Southern California.

Muhammad Gazi, CFA — Mr. Gazi joined in 2018 and serves as a Vice President, Product Specialist for Griffin Capital Company, LLC. Mr. Gazi is a member of the Adviser’s Investment Committee and is responsible for the Adviser’s product placement and strategy development. Previously, Mr. Gazi was a senior credit strategist at PIMCO, focusing on PIMCO’s Global Credit Alternatives Strategies and Private Credit Opportunities. He was the lead associate for a $5 billion alternative credit platform and was responsible for product development, marketing, and servicing of credit strategies. He served as a key point of contact for all institutional and high net worth clients for PIMCO’s flagship credit hedge fund and maintained a high degree of credit investment product and market knowledge. Prior, he was a CIO associate on the PIMCO Total Return portfolio management team working alongside PIMCO’s Chief Investment Officer on the Total Return Fund and Absolute return strategies. He was responsible for generating trade ideas, investment recommendations and managing dispersion across credit mandates. Prior to PIMCO, he worked at Prudential Financial as an FSA, focusing on retirement investments for high net worth individuals. He has 12 years of investment experience and holds a degree in commerce and finance from Rotman School of Management at the University of Toronto.

Investment Sub-Adviser

The Adviser has engaged BCSF Advisors, LP, an investment adviser registered with the SEC under the Advisers Act, to provide ongoing research, opinions and recommendations regarding the Fund’s investment portfolio. BCSF is an affiliate of Bain Capital Credit. Bain Capital Credit was formed in 1998 as the credit investing arm of Bain Capital, one of the world’s premier alternative investment firms, with approximately $105 billion in assets under management as of September 30, 2018. BCSF has entered into a resource sharing agreement with Bain Capital Credit, pursuant to which Bain Capital Credit will provide BCSF with experienced investment professionals and access to the resources of Bain Capital Credit. Bain Capital Credit invests across the full spectrum of credit strategies, including leveraged loans, high-yield bonds, distressed debt, direct lending, structured products, NPLs and equities. With offices in Boston, Chicago, New York, London, Dublin, Hong Kong, Sydney, Madrid, Guangzhou, Seoul, and Melbourne, Bain Capital Credit and its subsidiaries have a global footprint with approximately $39 billion in assets under management as of January 1, 2019. The Fund will reimburse the Sub-Adviser for certain expenses related to identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling), refinancing or restructuring of investment opportunities for the Fund.

Portfolio Manager

Subject to the Committee’s oversight, Andrew Carlino, Nate Whittier, Michael Ewald and Alon Avner serve as the Fund’s portfolio managers (“Portfolio Managers”). Mr. Carlino, and Mr. Whittier are primarily responsible for overseeing the day to day investment operations of the Fund.

Andrew Carlino — Mr. Carlino joined Bain Capital Credit in 2002. He is a Managing Director and Portfolio Manager in Liquid Credit. Prior to his current role, Mr. Carlino was responsible for investments in the Airlines, Aerospace & Defense, and Homebuilding & Building Product sectors. Previously, Mr. Carlino was a consultant for The Boston Consulting Group where he worked on engagements in the Healthcare, Software and Retail Banking sectors. He also spent five years in the US Air Force as an intelligence officer. Mr. Carlino received an M.B.A. from The University of Chicago Booth Graduate School of Business and a B.S. from the United States Air Force Academy.

Nate Whittier — Mr. Whittier joined Bain Capital Credit in 2013. He is a Director and Portfolio Manager in Liquid Credit based in Bain Capital Credit’s Boston office. He is also responsible for risk management and portfolio analytics across the firm’s strategies. Previously, Mr. Whittier worked in the Global Portfolio Solutions Group of the Asset Management Division of Goldman Sachs. Mr. Whittier received a B.Sc. in Computer Science and Finance from Northeastern University.

Michael A. Ewald — Mr. Ewald joined Bain Capital Credit in 1998. He is a Managing Director, Global Head of the Private Credit Group, Portfolio Manager for the Middle Market Credit and Senior Direct Lending strategies and a Credit Committee member. He also serves as President and CEO of Bain Capital Specialty Finance, Inc., a registered business development company. He is based in Bain Capital Credit’s Boston office. Previously, Mr. Ewald was an Associate Consultant at Bain & Company and an analyst at Credit Suisse First Boston in the Regulated Industries group. Mr. Ewald received an M.B.A. from the Amos Tuck School of Business at Dartmouth College and a B.A. from Tufts University.

Alon Avner — Mr. Avner joined Bain Capital Credit in 2006. He has been the Head of Bain Capital Credit Europe since 2009 and is a Managing Director in Distressed and Special Situations and a Credit Committee member based in Bain Capital Credit’s London office. Between 2006 and 2009, Mr. Avner was responsible for Bain Capital Credit’s European Telecom and Media investments. Previously, Mr. Avner was a Manager at Bain & Company. In addition, he worked in operations and marketing roles at Comverse Technology and Creo/Scitex. Mr. Avner received an M.B.A. from INSEAD and a B.Sc. from Tel Aviv University.

The Statement of Additional Information provides additional information about the Portfolio Managers’ compensation, other accounts managed and ownership of Fund shares.

Administrator and Accounting Agent

ALPS Fund Services, Inc. (“ALPS”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as Administrator and Accounting Agent. For its services as Administrator and Accounting Agent, the Fund pays ALPS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

Transfer Agent

DST Systems, Inc., located at 333 W. 11th Street, Kansas City, Missouri 64105, serves as Transfer Agent.

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Custodian

The Bank of New York Mellon Trust Company, National Association (the “Custodian”), located at 601 Travis Street, 16th Floor, Houston, Texas 77002, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, the Custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.

ALPS is obligated to pay expenses associated with providing the services contemplated by a Fund Services Administration Agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. DST is obligated to pay expenses associated with providing the services contemplated by a Transfer Agency Agreement, including compensation for its officers and employees providing transfer agent services to the Fund.

The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) distribution and shareholder servicing fees, (xiii) investment-related expenses, incurred in connection with identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling) refinancing or restructuring investments, whether or not completed, including fees and other compensation payable to third parties in connection therewith and travel expenses incurred by the Sub-Adviser or its affiliates incurred in connection with the Fund’s affairs, and (xiv) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares. The Fund will reimburse the Sub-Adviser for certain expenses related to identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling) refinancing or restructuring of investment opportunities for the Fund.

The Fund paid organizational costs and offering expenses incurred with respect to the offering of its shares from the proceeds of the offering. For tax purposes, offering costs cannot be deducted by the Fund or the Fund’s shareholders. Therefore, for tax purposes, the expenses incident to the offering will be deferred and amortized to expense over a 12 month period, such that deferred offering costs will be zero at the completion of the first year of operations, and expenses incident to the issuance of shares by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

Class L shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class L shares. Class L shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% of the Fund’s average daily net assets attributable to Class L shares and is payable on a monthly basis.

The Investment Advisory Agreement authorizes the Adviser or its delegate to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who beneficially owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of April 1, 2019, no entity or person beneficially owned 25% or more of the outstanding Class L shares of the Fund.

DETERMINATION OF NET ASSET VALUE

The net asset value of shares of the Fund is determined daily, as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern time). Each Class L share will be offered at net asset value plus the applicable sales load. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the net asset value of the shares. In computing net asset value, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations from independent pricing services approved by the Board.

The Fund’s net asset value per share is calculated, on a class-specific basis, by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund, less the Fund’s other liabilities by the total number of shares outstanding.

The Board will determine in good faith, the fair value of securities for which market quotations are not readily available. For securities that are fair valued in ordinary course of Fund operations, the Board, has delegated the day to day responsibility for determining fair valuation to the Fair Value Pricing Committee in accordance with the policies approved by the Trustees. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. Like all investments that are valued at fair value, certain Private Corporate Debt Investments will be difficult to value. With respect to certain Private Corporate Debt Investments, the Adviser has engaged independent third-party valuation specialists to assist the Fair Value Pricing Committee in valuing such securities in certain circumstances where a market price is not readily available. There is no single standard for determining fair value of a security. Likewise, there can be no assurance that the Fund will be able to purchase or sell a portfolio security at the fair value price used to calculate a Fund’s NAV. Rather, in determining the fair value of a security for which there are no readily available market quotations,

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the Adviser and Sub-Adviser, together with the Fair Value Pricing Committee, may consider several factors as relevant, including but not limited to: (1) evaluation of all relevant factors, including but not limited to, pricing history, current market level, supply and demand of the respective security; (2) comparison to the values, yields, and current pricing of securities that have comparable characteristics; (3) knowledge of current and historical market information with respect to the security; (4) other factors relevant to the security which would include, but not be limited to, duration, yields, fundamental analytical data, including enterprise value of a portfolio company, relevant credit market indices, and credit quality. The Adviser and Sub-Adviser may also consider periodic financial statements (audited and unaudited) or other information provided by the issuer.

Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of net asset value materially have affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s net asset value may change at times when it is not possible to purchase or sell shares of the Fund.

For purposes of determining the net asset value of the Fund, readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and ask prices on such day. If no bid or ask prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Board shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on NASDAQ are valued at NASDAQ official closing price.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and ask prices as reported by NASDAQ or, in the case of securities not reported by NASDAQ or a comparable source, as the Board deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board believes reflect most closely the value of such securities.

The Adviser will provide the Board with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any. To the extent deemed necessary by the Adviser, the Fair Value Pricing Committee will review any securities valued by the Adviser in accordance with the Fund’s valuation policies.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The Sub-Adviser has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. In addition, certain conflicts of interest may arise from the Sub-Adviser’s arrangements with affiliated investment advisers. On March 22, 2018, the Fund was granted an SEC exemptive order, which grants the Fund exemptive relief permitting the Fund, subject to the satisfaction of specific conditions and requirements, to participate in the Co-Investment Program. Through the Co-Investment Program, the Sub-Adviser will originate investments for the Fund, primarily SDLs and NPLs. The Fund and the portfolio managers who are affiliated with the Sub-Adviser will face conflicts in the allocation of investment opportunities among the Fund and the investment funds, accounts and investment vehicles managed by affiliates of the Sub-Adviser.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at net asset value no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

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Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares for each share class that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Notice to Shareholders

No less than 21 days and more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-888-926-2688 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the

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Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s net asset value.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

Distribution Policy

The Fund intends to accrue dividends daily (Saturdays, Sundays and holidays included) and to distribute as of the last business day of each quarter. If a quarter begins on a Saturday, Sunday, or holiday, dividends for those days are accrued and distributed at the end of the preceding quarter. Income dividends begin accruing the day after a purchase is processed by the Fund or its agents. If shares are redeemed, you will receive all dividends accrued through the day the redemption is processed by the Fund or its agents. Distributions of net capital gains are normally accrued and distributed in December. The Fund’s distributions will vary based on the performance of its underlying holdings. The distributions may be modified by the Board from time to time. If necessary, dividends and net capital gains may be distributed at other times as well. If, for any quarterly distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital distributed from the Fund’s assets. To the extent that quarterly distributions are a return of capital to shareholders, these are not dividends and are simply a return of the amounts that shareholders invested. Although such distributions are not currently taxable, such distributions will have the effect of lowering a shareholder’s tax basis in the shares which will result in a higher tax liability when the shares are sold, even if they have not increased in value, or, in fact, have lost value. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets). This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board. If the Fund’s investments are delayed, the initial distribution may consist principally of a return of capital.

Distributions, other than daily income dividends, are paid to shareholders as of the record date of a distribution of the Fund, regardless of how long the shares have been held. Undistributed income and net capital gains are included in the Fund’s NAV. You should be aware that distributions from a taxable mutual fund do not increase the value of your investment and may create income tax obligations.

Unless the registered owner of shares elects to receive cash, all dividends distributed on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each quarter. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Please refer to the Fund’s most recent Section 19(a) notice, if applicable, at www.griffincapital.com or the Fund’s semi-annual or annual reports filed with the SEC for the sources of distributions. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

Distributions are made at the class level, so they may vary from class to class within the Fund. The Board reserves the right to change the quarterly distribution policy from time to time.

DIVIDEND REINVESTMENT POLICY

The Fund will operate under a dividend reinvestment policy administered by DST Systems, Inc. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Transfer Agent in writing at Griffin Institutional Access Credit Fund, c/o DST Systems, Inc., 430 W 7th St, Kansas City, MO 64105-1407. Such

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written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s net asset value per share.

The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Transfer Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Transfer Agent at Griffin Institutional Access Credit Fund, c/o DST Systems, Inc., 430 W 7th St, Kansas City, MO 64105-1407. Certain transactions can be performed by calling the toll free number 1-888-926-2688.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, is intended for U.S. shareholders, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state, local, or foreign tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. Shareholders will not be subject to the alternative minimum tax.

Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being

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eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on April 5, 2016. The Fund’s Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares, subject to a $1 billion limit on the Fund. The Fund does not intend to hold annual meetings of its shareholders.

The Fund currently offers five different classes of shares: Class A, Class C, Class I, Class F and Class L shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class may be different. The fees and expenses for the Class L shares of the Fund are set forth in “Summary of Fund Expenses”. Further, the quarterly distributions paid to shareholders, if any, will vary for each share class based on different expenses for such classes. Certain share class details are set forth in “Plan of Distribution”.

The following table shows the amounts of Fund shares that have been authorized and are outstanding as of April 1, 2019:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Class A Shares	Unlimited	None	1,533,777
Class C Shares	Unlimited	None	1,028,157
Class I Shares	Unlimited	None	5,677,496
Class F Shares	Unlimited	None	1,098,609
Class L Shares	Unlimited	None	99,788

Shares

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Transfer Agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. DST will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

Other Classes of Shares. The Fund offers Class A, Class C, Class F and Class I shares by separate prospectuses. Class A and Class C shares are subject to sales charges, shareholders servicing fees, and distribution fees (Class C Shares only). Class I shares are subject to higher investment minimums but are not subject to sales charges, shareholders servicing fees, and distribution charges. Class F shares are available solely to shareholders of GC-BDC at the time of the reorganization of GC-BDC into the Fund. Class F shares are not otherwise available or being offered to the general public.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for

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reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Distributor is an affiliate of the Administrator. The Fund’s Class L shares are offered for sale through the Distributor at net asset value plus the applicable sales load. The Distributor also may enter into agreements with financial intermediaries for the sale and servicing of the Fund’s shares. In reliance on Rule 415, the Fund intends to offer to sell up to $1 billion of its shares, on a continual basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to solicit orders for the purchase of the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. Class L shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% of the Fund’s average daily net assets attributable to Class L shares and is payable on a monthly basis.

The Distributor has entered into a “wholesale marketing” agreement with Griffin Capital Securities, LLC (“Griffin Capital Securities”), a registered broker-dealer and an affiliate of the Adviser. Pursuant to the terms of the wholesale marketing agreement, Griffin Capital Securities seeks to market and otherwise promote the Fund through various “wholesale” distribution channels, including but not limited to; regional and independent retail broker-dealers.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources, may pay additional compensation to financial intermediaries in connection with the sale and servicing of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to financial intermediaries’ registered representatives, placement on a list of investment options offered by a financial intermediary, or the ability to assist in training and educating the financial intermediaries. The Additional Compensation may differ among financial intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the financial intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling financial intermediary may create potential conflicts of interest between an investor and its financial intermediary who is recommending the Fund over other potential investments. Additionally, the Fund may pay a servicing fee to the intermediaries for providing ongoing services in respect of shareholders of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Adviser may reasonably request.

The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, perform services for the Adviser and its affiliates in the ordinary course of business.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Griffin Institutional Access Credit Fund to:

Griffin Institutional Access Credit Fund
c/o DST Systems, Inc.
430 W 7th St
Kansas City, MO 64105-1407

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All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, postdated on-line bill pay checks, or any conditional purchase order or payment.

The Transfer Agent will charge a $5.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-888-926-2688 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
Credit: DST Systems, Inc.
Account #: (number provided by calling toll-free number above)
Further Credit:
Griffin Institutional Access Credit Fund
(shareholder registration)
(shareholder account number)

By Wire — Subsequent Investments

Before sending a wire, investors must contact DST to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund at 1-888-926-2688 for more information about the Fund’s Automatic Investment Plan.

By Telephone

Investors may purchase additional shares of the Fund by calling 1-888-926-2688. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, DST Systems, Inc. will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call DST Systems, Inc. at 1-888-926-2688 for additional assistance when completing an application.

If DST does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

Purchase Terms

The minimum initial purchase by an investor is $2,500 for regular accounts and $1,000 for retirement plan accounts. The Fund reserves the right to waive investment minimums. The Fund’s shares are offered for sale through its Distributor at net asset value plus applicable sales load. The price of the shares during the Fund’s continuous offering will fluctuate over time with the net asset value of the shares.

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Share Class Considerations

When selecting a share class, you should consider the following:

●	which share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the shares; and

●	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Class L Shares

Investors purchasing Class L shares will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 1.25% to 4.25%, as set forth in the table below. A reallowance to participating broker-dealers will be made by the Distributor from the sales load paid by each investor. A portion of the sales load, up to 0.75%, is paid to the Fund’s dealer manager (the “Dealer Manager Fee”). The following sales loads apply to your purchases of shares of the Fund:

Amount Purchased	Dealer Reallowance*	Dealer Manager Fee	Sales Load as % of Offering Price	Sales Load as % of Amount Invested
Under $250,000	3.50%	0.75%	4.25%	4.44%
$250,000-$499,999	2.50%	0.75%	3.25%	3.36%
$500,000-$999,999	1.50%	0.50%	2.00%	2.04%
$1,000,000 and Above	1.00%	0.25%	1.25%	1.27%

*	Gross Dealer Concession paid to participating broker-dealers.

You may be able to buy Class L shares without a sales charge (i.e., “load-waived”) when you are:

●	reinvesting dividends or distributions;

●	a current or former director or Trustee of the Fund;

●

an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in section 152 of the Internal Revenue Code) of the Fund’s Adviser, Sub-Adviser, or their affiliates, or of a broker-dealer authorized to sell shares of the Fund;

●	purchasing shares through the Fund’s Adviser;

●	purchasing shares through a financial services firm that has a special arrangement with the Fund;

●	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services; or

●	exchanging an investment in Class L (or equivalent type) shares of another fund for an investment in the Fund.

In addition, concurrent purchases of Class L by related accounts may be combined to determine the application of the sales load (i.e., available breakpoints or volume discounts). The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the sales load.

It is the responsibility of the investor (or, if applicable, the investor’s financial intermediary) to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase Class L shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.

Right of Accumulation

For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class L shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:

●	an individual;

●	an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or

●

a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Internal Revenue Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify your broker or the Fund’s Transfer Agent, as applicable, at the time of your purchase. You will need to give your broker or the Fund’s Transfer Agent, as applicable, your account numbers. Existing holdings of family members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

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Letter of Intent

The letter of intent allows you to count all investments within a 13-month period in Class L shares of the Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of Class L shares of the Fund which were previously purchased at a price including a front end sales charge during the 90-day period prior to the Distributor receiving the letter of intent, and (2) the historical cost of shares of other Funds you currently own acquired in exchange for Class L shares, respectively, the Fund purchased during that period at a price including a front-end sales charge. You may combine purchases and exchanges by family members (limited to spouse and children, under the age of 21, living in the same household). You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any financial intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” with respect to its Class L shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund, with respect to Class L shares, may incur expenses on an annual basis equal up to 0.25% of its average net assets attributable to Class L shares.

Distribution Plan

The Fund, with respect to its Class L shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts, as well as for payments to the L Class shares platform sponsors. These activities include marketing and other activities to support the distribution of Class L shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under a Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.25% of average daily net assets attributable to Class L shares.

LEGAL MATTERS

Certain legal matters in connection with the shares will be passed upon for the Fund by Greenberg Traurig, LLP, 3333 Piedmont Road NE, Suite 2500, Atlanta GA 30305.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 1-888-926-2688 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. PricewaterhouseCoopers LLP is located at 101 Seaport Boulevard, Suite 500, Boston, MA 02210.

ADDITIONAL INFORMATION

The prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-211845). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

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TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	1
Investment Objective and Policies	2
Repurchases and Transfers of Shares	12
Management of the Fund	17
Codes of Ethics	27
Proxy Voting Policies and Procedures	27
Control Persons and Principal Holders	28
Investment Advisory and Other Services	28
Portfolio Managers	35
Allocation of Brokerage	37
Tax Status	39
Other Information	44
Independent Registered Public Accounting Firm	45
Financial Statements	45
Appendix A – Griffin Capital Credit Advisor, LLC Proxy Voting Policies and Procedures	46
Appendix B – BCSF Advisors, LP Proxy Voting Policies and Procedures	50

NOTICE OF PRIVACY POLICY & PRACTICES

Your privacy is important to the Fund. The Fund is committed to maintaining the confidentiality, integrity, and security of your personal information. When you provide personal information, the Fund believes that you should be aware of policies to protect the confidentiality of that information.

The Fund collects the following nonpublic personal information about you:

●

Information we receive from you on or in applications or other forms, correspondence, or conversations, including, but not limited to, your name, address, phone number, social security number, assets, income, and date of birth; and

●

Information about your transactions with us, our affiliates, or others, including, but not limited to, your account number and balance, payments history, parties to transactions, cost basis information, and other financial information.

The Fund does not disclose any nonpublic personal information about our current or former shareholders to affiliated or nonaffiliated third parties, except as permitted by law. For example, the Fund is permitted by law to disclose all of the information we collect, as described above, to our Transfer Agent to process your transactions. Furthermore, the Fund restricts access to your nonpublic personal information to those persons who require such information to provide products or services to you. The Fund maintains physical, electronic, and procedural safeguards that comply with applicable federal and state standards to guard your nonpublic personal information.

In the event that you hold shares of the Fund through a financial intermediary, including, but not limited to, a broker-dealer, bank, or trust company, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with affiliated or non-affiliated third parties.

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Griffin Institutional Access Credit Fund
Class L Shares (CRDLX) of Beneficial Interest
PROSPECTUS

April 30, 2019

Investment Adviser
Griffin Capital Credit Advisor, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION

April 30, 2019

GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND

Class L Shares (CRDLX) of Beneficial Interest

Principal Executive Offices

Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245

1-888-926-2688

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the Class L prospectus of Griffin Institutional Access Credit Fund, dated April 30, 2019 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 1-888-926-2688 or by visiting www.griffincapital.com. Information on the website is not incorporated herein by reference. The registration statement of which the Prospectus is a part can be reviewed and copied at the Public Reference Room of the Securities and Exchange Commission (“SEC”) at 100 F Street NE, Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-202-551-8090. The Fund’s filings with the SEC also are available to the public on the SEC’s Internet web site at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street NE, Washington, D.C. 20549.

General Information and History	1
Investment Objective and Policies	2
Repurchases and Transfers of Shares	12
Management of the Fund	17
Codes of Ethics	27
Proxy Voting Policies and Procedures	27
Control Persons and Principal Holders	28
Investment Advisory and Other Services	28
Portfolio Managers	35
Allocation of Brokerage	37
Tax Status	39
Other Information	44
Independent Registered Public Accounting Firm	45
Financial Statements	45
Appendix A – Griffin Capital Credit Advisor, LLC Proxy Voting Policies and Procedures	46
Appendix B – BCSF Advisors, LP Proxy Voting Policies and Procedures	50

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund (the “Fund” or the “Trust”). The Fund was organized as a Delaware statutory trust on April 5, 2016. The Fund’s principal office is located at c/o Griffin Capital Credit Advisor, LLC, Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245, and its telephone number is 1-888-926-2688. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate, on a class-specific basis, equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund offers multiple classes of shares, including Class L shares. Information on Class A, Class C, Class I and Class F shares is available in a separate Statement of Additional Information. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of shares may be subject to different (or no) sales loads, (ii) each class of shares may bear different (or no) distribution and shareholder servicing fees; (iii) each class of shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees’ fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Fund’s Board of Trustees may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

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INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)	Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2)	Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)	Purchase securities on margin, but may sell securities short and write call options.

(4)	Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

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(5)	Invest more than 25% of the market value of its assets in the securities of companies or entities engaged in any one industry. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities, as well as to investments in investment companies that primarily invest in such securities.

(6)	Purchase or sell commodities, commodity contracts, including commodity futures contracts, to the full extent permitted by the 1940 Act and in accordance with the rules of the Commodity Futures Trading Commission, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)	Make loans of money or property to any person, except through loans of portfolio securities up to a maximum of 33 1/3% of the Fund’s total assets, the purchase of debt securities, including bank loans (senior loans) and participations therein, or the entry into repurchase agreements up to a maximum of 33 1/3% of the Fund’s total assets.

Other Fundamental Policies

In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than for 5% of the shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Certain Portfolio Securities and Other Operating Policies

As discussed in the Prospectus, the Fund invests in a range of secured and unsecured debt obligations which may be syndicated, consisting of U.S. high yield securities, collateralized loan obligations, global high yield securities and other fixed-income and fixed-income related securities, including direct originated debt obligations, exchange-traded funds (“ETFs”), Index Funds and other corporate debt investments. No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful. The Fund’s investment adviser is Griffin Capital Credit Advisor, LLC (the “Adviser”). The Adviser is responsible for allocating the Fund’s assets among various securities using its investment strategies, subject to policies adopted by the Fund’s Board of Trustees. Additional information regarding the types of securities and financial instruments is set forth below.

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Private Investment Funds

The Fund may invest to a limited extent in Private Investment Funds. The Private Investment Funds in which the Fund may invest will hold portfolio securities that are consistent with the Fund’s investment objective and strategy.

The Private Investment Funds may utilize leverage, pursuant to their operative documents, as a way to seek or enhance returns. Dependent upon the investment strategy and/or other factors, each Private Investment Fund will have differing limitations on the utilization of leverage. Such limitations are Private Investment Fund specific and may apply to an overall portfolio limitation. The Fund will limit its borrowing and the overall leverage of its portfolio to an amount that does not exceed 33 1/3% of the Fund’s gross asset value.

Other Investment Companies

The Fund may invest in securities of other investment companies, including ETFs. The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by investment companies in which it invests, in addition to the management fees (and other expenses) paid by the Fund. The Fund’s investments in other investment companies are subject to statutory limitations prescribed by the 1940 Act, including in certain circumstances a prohibition on the Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of the Fund’s total assets in securities of any one investment company or more than 10% of its total assets in the securities of all investment companies. In addition, Section 12(d)(1)(F) of the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding stock of such registered investment company is owned by the Fund and all affiliated persons of the Fund; and (ii) the Fund has not, and is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than 1.50%. An investment company that issues shares to the Fund pursuant to paragraph 12(d)(1)(F) shall not be required to redeem its shares in an amount exceeding 1% of such investment company’s total outstanding shares in any period of less than thirty days. Further, the Fund may rely on Rule 12d1-3, which allows unaffiliated investment companies to exceed the 5% Limitation and the 10% Limitation, provided the aggregate sales loads any investor pays does not exceed the limits on sales loads established by FINRA for funds of funds. Many ETFs, however, have obtained exemptive relief from the SEC to permit unaffiliated funds (such as the Fund) to invest in their shares beyond these statutory limits, subject to certain conditions and pursuant to contractual arrangements between the ETFs and the investing funds. The Fund may rely on these exemptive orders in investing in ETFs.

ETFs are shares of unaffiliated investment companies issuing shares that are traded like traditional equity securities on a national stock exchange. An investment in an ETF, like one in any investment company, carries the same risks as those of its underlying securities. The price of an ETF’s shares may fluctuate or lose money. In addition, because they, unlike other investment companies, are traded on an exchange, ETFs are subject to the following risks: (i) the market price of the ETF’s shares may trade at a premium or discount to the ETF’s net asset value; (ii) an active trading market for an ETF may not develop or be maintained; and (iii) there is no assurance that the requirements of the exchange necessary to maintain the listing of the ETF will continue to be met or remain unchanged. In the event substantial market or other disruptions affecting ETFs should occur in the future, the liquidity and value of the Fund’s shares could also be substantially and adversely affected.

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Although not a principal investment strategy, the Fund may invest up to 15% of its assets in private funds employing hedging strategies (commonly known as "hedge funds", i.e., investment funds that would be investment companies but for the exemptions under Rule 3(c)(1) or 3(c)(7) under the 1940 Act). Among other things, the hedge funds may invest in U.S. and non-U.S. equity and debt securities and may engage in leverage, short selling and derivative transactions. Hedge funds typically offer their securities privately without registration under the Securities Act of 1933, as amended (the "1933 Act"), in large minimum denominations (often at least $1 million) to a limited number of high net worth individual and institutional investors hedge funds are not registered as investment companies under the 1940 Act pursuant to an exemption from registration under the 1940 Act.

Typically, investment managers of hedge funds are compensated through asset-based fees and incentive-based allocations. The hedge funds employ a variety of "alternative" investment strategies to achieve attractive risk-adjusted returns (i.e., returns adjusted to take into account the volatility of those returns) with low correlation to the broad equity and fixed-income markets. "Alternative" investment strategies, unlike "relative return strategies," are generally managed without reference to the performance of equity, debt and other markets. Alternative investment strategies permit the managers of hedge funds to use leveraged or short sale positions to take advantage of perceived inefficiencies in the global capital markets. Alternative investment strategies differ from the investment programs of traditional registered investment companies, such as mutual funds. "Traditional" investment companies are generally characterized by long-only investments and restricted use of leverage.

Foreign Securities

The Fund may invest, directly or indirectly, in non-U.S. real estate companies and other foreign securities. Purchases of foreign securities entail certain risks. For example, there may be less information publicly available about a foreign company than about a U.S. company, and foreign companies generally are not subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S. Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility. In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

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Emerging Markets Securities

The Fund may invest, directly or indirectly, in issuers domiciled in emerging markets. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity, (ii) significant price volatility, (iii) restrictions on foreign investment, and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.

Additional risks of emerging markets securities may include (i) greater social, economic and political uncertainty and instability, (ii) more substantial governmental involvement in the economy, (iii) less governmental supervision and regulation, (iv) the unavailability of currency hedging technique, (v) companies that are newly organized and small, (vi) differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers, and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.

Money Market Instruments

The Fund may invest, for defensive or diversification purposes or otherwise, some or all of its assets in high-quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund or the Sub-Adviser deems appropriate under the circumstances. Pending allocation of the offering proceeds of this offering and thereafter, from time to time, the Fund also may invest in these instruments and other investment vehicles. Money market instruments are high-quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation (the “FDIC”), and repurchase agreements.

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Special Investment Techniques

The Fund may use a variety of special investment instruments and techniques to hedge against various risks or other factors and variables that may affect the values of the Fund’s portfolio securities. The Fund may employ different techniques over time, as new instruments and techniques are introduced or as a result of regulatory developments. Some special investment techniques that the Fund may use may be considered speculative and involve a high degree of risk, even when used for hedging purposes. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities.

Derivatives

The Fund may engage in transactions involving options and futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.

A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Options and Futures. The Fund may engage in the use of options and futures contracts, so-called “synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or in the over-the-counter market, or they may be negotiated directly with counterparties. In cases where instruments are purchased over-the-counter or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out a position.

The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call options for both hedging purposes and to pursue the Fund’s investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks, as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

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When writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

The use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) by the Fund could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC. However, the Fund intends to conduct its operations to avoid regulation as a commodity pool. The CFTC eliminated limitations on futures trading by certain regulated entities, including registered investment companies, and consequently registered investment companies may engage in unlimited futures transactions and options thereon provided that the investment manager to such company claims an exclusion from regulation as a commodity pool operator. In connection with its management of the Fund, the Adviser has claimed such an exclusion from registration as a commodity pool operator under the Commodity Exchange Act (“CEA”). Therefore, it is not subject to the registration and regulatory requirements of the CEA.

Successful use of futures also is subject to the Adviser’s ability to correctly predict movements in the relevant market. To the extent that a transaction is entered into for hedging purposes, successful use is also subject to the Adviser’s ability to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price.

Options on Securities Indexes. The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging or speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Adviser’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

Swap Agreements. The Fund may enter into a variety of swap agreements, including equity, interest rate, and index swap agreements. The Fund is not limited to any particular form of swap agreement if the Adviser determines that other forms are consistent with the Fund’s investment objectives and policies. Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to more than a year. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.

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Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.

Equity Securities

The Fund may purchase equity securities from time to time. Equity securities represent a proportionate share of the ownership of a company; their value is based on the success of the company’s business and the value of its assets, as well as general market conditions. The purchaser of an equity security typically receives an ownership interest in the company as well as certain voting rights. The owner of an equity security may participate in a company’s success through the receipt of dividends, which are distributions of earnings by the company to its owners. Equity security owners may also participate in a company’s success or lack of success through increases or decreases in the value of the company’s shares. Equity securities generally take the form of common stock or preferred stock, as well as securities convertible into common stock. Preferred stockholders typically receive greater dividends but may receive less appreciation than common stockholders and may have different voting rights as well. Equity securities may also include convertible securities, warrants, rights or equity interests in trusts, partnerships, joint ventures or similar enterprises. Warrants or rights give the holder the right to buy a common stock at a given time for a specified price.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis. This means that delivery and payment occur a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are determined when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund may, if it is deemed advisable, sell the securities after it commits to a purchase but before delivery and settlement takes place.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public’s perception of the creditworthiness of the issuer and changes (either real or anticipated) in the level of interest rates. Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the net assets of the Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered, and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss.

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Wholly-Owned Subsidiaries

Certain investments of the Fund will be held in wholly-owned and controlled single-asset subsidiaries (the “Single-Asset Subsidiaries”), which are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The Fund will also execute a portion of its strategy by investing in a wholly-owned and controlled Cayman subsidiary (the “NPL Subsidiary”; together with the Single-Asset Subsidiary, the “Subsidiaries”), which invests the majority of its assets in non-performing loans ("NPLs") subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. As a result, the Fund may be considered to be investing indirectly in these investments through the Subsidiaries. For that reason, and for the sake of convenience, references in this Statement of Additional Information to the Fund may also include the Subsidiaries.

The Subsidiaries will not be registered under the 1940 Act but, will be subject to certain of the investor protections of that Act, as noted in this Statement of Additional Information. The Fund, as the sole member of the Subsidiaries, will not have all of the protections offered to investors in registered investment companies. However, since the Fund wholly owns and controls the Subsidiaries, and the Fund and the NPL Subsidiary are both managed by the Adviser and Sub-Adviser, it is unlikely that the Subsidiaries will take action contrary to the interests of the Fund or its shareholders. The Board has oversight responsibility for the investment activities of the Fund, including its investment in the Subsidiaries, and the Fund's role as the sole member of the Subsidiaries. Also, in managing the NPL Subsidiary's portfolio, the Adviser and Sub-Adviser will be subject to the same investment restrictions and operational guidelines that apply to the management of the Fund.

Changes in the laws of the United States and/or the Cayman Islands, under which the Fund, the Single-Asset Subsidiary, and the NPL Subsidiary, respectively, are organized, could result in the inability of the Fund and/or the Subsidiaries to operate as described in this Statement of Additional Information and could negatively affect the Fund and its shareholders. For example, the Cayman Islands does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the NPL Subsidiary. If Cayman Islands law changes such that the Subsidiary must pay Cayman Islands taxes, Fund shareholders would likely suffer decreased investment returns.

Operational and Cybersecurity Risk

The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders.

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For instance, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to these systems or data within them, whether systems of the Fund, the Fund’s service providers, counterparties, or other market participants. Power or communication outages, acts of God, information technology equipment malfunctions, operational errors (both human and systematic) and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.

With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. In general, cyber-attacks result from deliberate attacks but unintentional events may have effects similar to those caused by cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information and causing operational disruption. Successful cyber-attacks against, or security breakdowns of, the Fund or its advisers, custodians, fund accountant, fund administrator, transfer agent, pricing vendors and/or other third party service providers may adversely impact the Fund and its shareholders. For instance, cyber-attacks may interfere with the processing of shareholder transactions, cause the release of private shareholder information or confidential Fund information, impede trading, cause reputational damage, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. The Fund also may incur substantial costs for cybersecurity risk management in order to guard against any cyber incidents in the future. While the Fund or its service providers may have established business continuity plans and systems designed to guard against such cyber-attacks or adverse effects of such attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified, in large part because different unknown threats may emerge in the future. Similar types of cybersecurity risks also are present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value. In addition, cyber-attacks involving a counterparty to the Fund could affect such a counterparty’s ability to meets it obligations to the Fund, which may result in losses to the Fund and its shareholders. The Fund cannot directly control any cyber-security plans or systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests or securities markets and exchanges.

Portfolio Turnover

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. It is anticipated that the Fund’s portfolio turnover rate will ordinarily be between 25% and 75%. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the underlying funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the underlying funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income.

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Non-Diversified Status

Because the Fund is “non-diversified” under the 1940 Act, it is subject only to certain federal tax diversification requirements. Under federal tax laws, the Fund may, with respect to 50% of its total assets, invest up to 25% of its total assets in the securities of any issuer. With respect to the remaining 50% of the Fund’s total assets, (i) the Fund may not invest more than 5% of its total assets in the securities of any one issuer, and (ii) the Fund may not acquire more than 10% of the outstanding voting securities of any one issuer. These tests apply at the end of each quarter of the taxable year and are subject to certain conditions and limitations under the Code. These tests do not apply to investments in United States Government Securities and regulated investment companies.

REPURCHASES AND TRANSFERS OF SHARES

Repurchase Offers

The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses and may increase the Fund’s portfolio turnover.

Repurchase Offer Policy Summary of Terms

1.	The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time.

2.	The repurchase offers will be made in March, June, September and December of each year.

3.	The Fund must receive repurchase requests submitted by shareholders in response to the Fund’s repurchase offer no less than 21 days and no more than 42 days of the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange is closed on that day) (the “Repurchase Request Deadline”).

4.	The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the net asset value applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

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The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and that is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2.00% of the proceeds. Generally, the Fund does not charge a repurchase fee. The Fund may rely on Rule 23c-3 only so long as the Board of Trustees satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Procedures: All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount: Each quarter, the Fund may offer to repurchase at least 5% and no more than 25% of the outstanding shares of the Fund on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Board of Trustees shall determine the quarterly Repurchase Offer Amount.

Shareholder Notification: No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”) providing the following information:

1.	A statement that the Fund is offering to repurchase its shares from shareholders at net asset value;

2.	Any fees applicable to such repurchase, if any;

3.	The Repurchase Offer Amount;

4.	The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

5.	The risk of fluctuation in net asset value between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6.	The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

7.	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8.	The circumstances in which the Fund may suspend or postpone a repurchase offer;

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9.	The net asset value of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the net asset value thereafter; and

10.	The market price, if any, of the shares on the date on which such net asset value was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (“Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.

Notification of Beneficial Owners: Where the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934.

Repurchase Requests: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1.	Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others, or

2.	Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board of Trustees, including a majority of the Trustees who are not interested persons of the Fund, and only:

1.	If the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code;

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2.	If the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

3.	For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted;

4.	For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5.	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value: The Fund’s current net asset value per share (“NAV”) shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board of Trustees. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the New York Stock Exchange. The Fund’s NAV need not be calculated on:

1.	Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

2.	Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3.	Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board of Trustees shall cause the Fund to take such action as it deems appropriate to ensure compliance.

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Liquidity Policy: The Board of Trustees may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Fund’s investment adviser, but shall continue to be responsible for monitoring the investment adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board of Trustees has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1.	In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a)       The frequency of trades and quotes for the security.

(b)	The number of dealers willing to purchase or sell the security and the number of potential purchasers.

(c)	Dealer undertakings to make a market in the security.

(d)	The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

(e)	The size of the fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2.	If market developments impair the liquidity of a security, the investment adviser should review the advisability of retaining the security in the portfolio. The investment adviser should report to the basis for its determination to retain a security at the next Board of Trustees meeting.

3.	The Board of Trustees shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4.	These procedures may be modified as the Board deems necessary.

Registration Statement Disclosure: The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

1.	Disclosure of its fundamental policy regarding periodic repurchase offers.

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2.	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

a.	the number of repurchase offers,

b.	the repurchase offer amount and the amount tendered in each repurchase offer, and

c.	the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of this section.

Advertising: The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with FINRA or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Transfers of Shares

No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys and accountants fees, incurred by the Fund in connection with such transfer.

MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Trust is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Trust’s By-laws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. The Board consists of five individuals, two of whom are “interested persons” (as defined under the 1940 Act) of the Trust, the Adviser, or the Trust’s distributor (“Trustees”). Pursuant to the Governing Documents of the Trust, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Trust and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Trust’s purposes. The Trustees, officers, employees and agents of the Trust, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Board Leadership Structure Dr. Randy Anderson is the Chairman of the Board of Trustees. Additionally, under certain 1940 Act governance guidelines that apply to the Trust, the Trustees that are not “interested persons” of the Trust within the meaning of the 1940 Act (“Independent Trustees”) will meet in executive session, at least quarterly. Under the Trust's Agreement and Declaration of Trust and By-Laws, the Chairman of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies including (i) setting the agendas for board meetings and (ii) providing information to board members in advance of each board meeting and between board meetings. The Trust believes that its Chairman, the chair of the Audit Committee, the chair of the Governance Committee, and, as an entity, the full Board of Trustees, provide effective leadership that is in the best interests of the Trust and each shareholder.

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Dr. Anderson may be deemed to be an interested person of the Trust by virtue of his ownership interest in and senior management role at Griffin Capital Credit Advisor, LLC, the Adviser of the Fund and the portfolio management services he provides to the Fund. The trustees have determined that an interested Chairman is appropriate and benefits shareholders because an interested Chairman has a personal and professional stake in the quality and continuity of services provided to the Fund. The Independent Trustees (as defined herein) exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman, regardless of whether the trustee happens to be independent or a member of management. The Independent Trustees have determined that they can act independently and effectively without having an Independent Trustee serve as Chairman and that a key structural component for assuring that they are in a position to do so is for the Independent Trustees to constitute a substantial majority of the Board. The Independent Trustees also meet quarterly in executive session without Dr. Anderson. In view of the small size of the Board, the independent trustees have not designated any single trustee to be the lead independent trustee at this time.

Board Risk Oversight The Board of Trustees is comprised of five trustees, three of whom are Independent Trustees, with a standing independent Audit Committee with a separate chair and a standing independent Governance Committee with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. The Governance Committee assists the Board in adopting fund governance practices and meeting certain “fund governance standards.” Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustee Qualifications

Nathan Headrick -- Mr. Headrick is one of the founders of Triloma Financial Group where he serves as a Managing Director. He is responsible for identifying and overseeing the Triloma’s product offerings, including securities, design, underwriting and distribution, corporate policy and risk management.

Mr. Headrick is a recognized advocate and leader in the alternative investments industry. Prior to joining Triloma, he served as President of Bluerock Capital Markets and held numerous senior leadership roles within the CNL family of companies. Under Mr. Headrick’s leadership, these broker dealers raised over $6 billion in public alternative investment capital, representing hundreds of thousands of investors in the retail broker dealer channel. Mr. Headrick has also served as Chief Legal Officer and General Counsel to Corporate Capital Trust, KKR and CNL’s co-sponsored public, non-traded business development company. To date, Mr. Headrick has placed $13.5 billion of public and private equity securities into the alternative investment marketplace, including syndication of substantial public company joint ventures with KKR, The Macquarie Group and CB Richard Ellis.

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Mr. Headrick is also the founder and current chairman of the IPA Policy Advocacy Committee (IPAPAC), which acts as the alternative investment industry’s primary lobbying voice.

Mr. Headrick earned his Juris Doctor from Georgetown University Law Center, where he was elected student body president. He additionally holds a Masters of Theology from Harvard University and BAs from the University of North Carolina in political science and international studies.

In 2008, Mr. Headrick was inducted into the bar of the United States Supreme Court. The same year, he received the Orlando Business Journal 40 Under 40 Award, recognizing the forty most influential business persons in Central Florida under the age of forty. His community activities include service on the boards of the Class of 1938 Foundation, the Orange County Regional History Center, Junior Achievement of Florida, Florida Children’s Hospital, and United Cerebral Palsy of Central Florida.

Mr. Headrick received the American Bar Association Order of the Silver Key in 2003, and was inducted into the Order of the Golden Fleece in 1996. He is also a member of the DC Court of Appeals bar and the Florida bar. Mr. Headrick is a registered FINRA arbitrator and holds Series 7, 24, 63, 79 and 99 licenses. In 2012, Mr. Headrick was appointed to a term on the FINRA Corporate Finance Committee.

Robb Chapin -- Mr. Chapin currently serves as Chief Executive Officer of Bridge Seniors Housing Fund Manager LLC, a position he has held since 2013. Mr. Chapin has over 19 years’ experience in commercial real estate. His experience has included:

From late 2005 to 2013, Mr. Chapin served as Co-Chief Executive Officer for Servant Investments and Co-Founder of Servant Healthcare Investments, LLC, (“SHI”) an affiliate of Servant Capital Group where he was responsible for corporate strategy, capital formation and served on the executive committee. Servant Healthcare Investments was the sub-advisors to a public non-traded healthcare REIT focused on seniors housing and other healthcare related properties and the GP/sponsor of a private healthcare development fund.

From 1999 to 2005, Mr. Chapin served as Executive Vice President for Trustreet Properties, Inc. (“A CNL Legacy Fund”), a publicly traded REIT with over 3,000 properties in over 40 states. He managed the investment strategy nationally for the acquisition of single-tenant net leased properties and was responsible for over $2 billion of commercial real estate acquisitions and investments and served on the company’s investment committee.

From 1997 to 1998, Mr. Chapin participated in the formation of CNL Retirement Properties, which acquired a portfolio consisting of over 275 properties nationwide valued at over $4.2 billion. Prior to joining CNL in 1997, he was the President of Leader Enterprises, a premier sports marketing company.

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Mr. Chapin received his Bachelor of Science from Appalachian State University and completed significant course work toward his Master of Business Administration at the Crummer Graduate School of Business at Rollins College in Winter Park, Florida.

Ira Cohen -- Mr. Cohen is a successful mutual fund executive with over 34 years of retail, offshore and institutional experience. He is Executive Vice President of Asset Management Services for Recognos Financial, a provider of semantic data analysis for the financial services industry. He currently serves as an Independent Trustee for the Valued Advisors Trust. He also serves as an Independent Trustee and the Chairman of the Board of Trustees for the Angel Oak Funds Trust. Over the past ten years Mr. Cohen has served as managing principal of a boutique consulting company providing advisory and compliance related services. Mr. Cohen’s client list includes Depository Trust & Clearing Corporation (DTCC), Goldman Sachs, Fidelity, Waddell & Reed, Commonwealth Funds, DST Systems and FINRA.

Previously, Mr. Cohen spent 13 years as a Senior Vice President of INVESCO Fund Services, formerly known as AIM Investments. Mr. Cohen was responsible for all Transfer Agent Operations and Services for retail, retirement, institutional and offshore funds. Before joining INVESCO he held senior management positions at Bank of New York and Prudential Mutual Fund Services.

As a highly sought after industry thought leader, Mr. Cohen is a frequent keynote speaker at top industry conferences and holds key positions across numerous industry organizations. Mr. Cohen has held FINRA Registered Series 6, Series 26 and Series 63 licenses.

Following is a list of the Trustees and executive officers of the Trust and their principal occupation over the last five years. Unless otherwise noted, the address of each Trustee and Officer is Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245.

Independent Trustees

Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Nathan Headrick Age: 44	Trustee Since 2017	Managing Director and Founder, Triloma Financial Group (private equity firm), 2013-Present; Founder and Partner, DDW Holdings LLC (due diligence software provider), 2013-2014; President, Bluerock Capital Markets (public and private equity fund broker-dealer), 2013; General Counsel and Chief Compliance Officer, CNL Securities (public and private equity fund broker-dealer), 2008-2013; and General Counsel, Corporate Capital Trust (Public non-traded BDC), 2012-2013.	2	Griffin Institutional Access Real Estate Fund, 2014-Present; Class of 1938 Foundation (nonprofit), 1996-Present.

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Robb Chapin Age: 57	Trustee Since 2017	Chief Executive Officer, Bridge Senior Housing Fund Manager, LLC (real estate fund management), 2013- Present; Managing Partner, Servant Investments, LLC (real estate fund management), 2005-2013; and Managing Partner, Servant Capital Group, LLC (real estate fund management), 2012-2013	2	Griffin Institutional Access Real Estate Fund, 2014-Present; Bridge Seniors Housing & Medical Properties Fund, LP (real estate fund), 2013- Present.
Ira Cohen Age: 60	Trustee Since 2017	Executive Vice President, Recognos Financial (financial data services firm), 2015-Present; Chief Executive Officer, Ira Cohen Consulting, LLC (mutual fund operations consulting firm), 2005-Present.	2	Griffin Institutional Access Real Estate Fund, 2014-Present; Valued Advisers Trust (14 portfolios), 2010-Present; and Angel Oak Funds Trust (5 portfolios), 2014-Present.

Interested Trustees and Officers

Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Kevin Shields Age: 61	President and Trustee Since 2017	Chairman and Chief Executive Officer, Griffin Capital Company, LLC; Chief Executive Officer, Griffin Capital Advisor, LLC; Chairman and Chief Executive Officer, Griffin Capital Securities, LLC; President and Director, Griffin Capital BDC Corp.; Executive Chairman, and Chief Executive Officer, Griffin Capital Essential Asset REIT, Inc. and Executive Chairman, and Chief Executive Officer, Griffin Capital Essential Asset REIT II, Inc.	2

President and Trustee, Griffin Institutional Access Real Estate Fund, 2014-Present; Chairman, Griffin Capital Company, LLC, 1995- Present; Director, Griffin Capital Essential Asset REIT, Inc., 2008-2019; Director, Griffin Capital Essential Asset REIT II, Inc., 2014-Present; Director, Griffin Capital BDC Corp., 2014-2017.

Randy Anderson Age: 51	Executive Vice President, Secretary and Trustee Since 2017	Chief Economist, Griffin Capital Company, LLC; Chief Investment Officer, Griffin Capital Credit Advisor, LLC; President, Griffin Capital Asset Management Company, LLC; Howard Phillips Eminent Scholar Chair and Professor of Real Estate, University of Central Florida; President, Bluerock Real Estate LLC; President, CNL Real Estate Advisors; Chief Economist, Marcus and Millichap Company; Executive Vice President, Griffin Capital BDC Corp.	2	Trustee, Executive President and Secretary, Griffin Institutional Access Real Estate Fund, 2014- Present.

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Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Joseph Miller Age: 55	Treasurer Since 2017	Chief Financial Officer and Chief Operating Officer, Griffin Capital Company, LLC; Chief Financial Officer, Griffin Capital BDC Corp.	n/a	Treasurer, Griffin Institutional Access Real Estate Fund, 2014-Present.
Ryan Del Giudice Age: 28	Chief Compliance Officer Since 2018

Chief Compliance Officer, Griffin Capital Advisor, LLC; Chief Compliance Officer, Griffin Capital Credit Advisor, LLC; Griffin Capital Company, LLC; Vice President, Cipperman Compliance Services, LLC; Manager, Cipperman Compliance Services, LLC.

			n/a	Chief Compliance Officer, Griffin Institutional Access Real Estate Fund, 2018-Present.
Madeline Arment Age: 29	Assistant Treasurer Since 2019	Fund Controller, ALPS Fund Services, Inc.; Manager of Investment Operations, Shelton Capital Management; Tax Supervisor/Accountant, ALPS Fund Services, Inc.	n/a	Assistant Treasurer, Griffin Institutional Access Real Estate Fund, 2019-Present.
Howard S. Hirsch Age: 53	Vice President and Assistant Secretary Since 2017

Chief Legal Officer, Vice President, Secretary and Assistant Secretary, Griffin Capital Essential Asset REIT, Inc.; Chief Legal Officer and Secretary, Vice President, Griffin Capital Essential Asset REIT II, Inc.; Vice President and General Counsel – Securities, Griffin Capital Company, LLC; Vice President and Secretary, Griffin Capital BDC Corp.; Vice President, Griffin Capital BDC Advisor, LLC; Shareholder, Baker Donelson, Caldwell & Berkowitz, PC.

			n/a	Vice President and Assistant Secretary, Griffin Institutional Access Real Estate Fund, 2015-Present.

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Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Christopher Moore Age: 34	Assistant Secretary Since 2017	Vice President and Senior Counsel, ALPS Fund Services, Inc.; Associate, Thompson Hine LLP; Corporate Counsel, DSW, Inc.	n/a

Vice President and Secretary, Boulder Growth and Income

Fund, 2018-Present; Secretary, RiverNorth Opportunities Fund, 2017-Present; Assistant Secretary, Griffin Institutional Access Real Estate Fund, 2016-Present; Assistant Secretary, RiverNorth

Opportunistic Municipal Income Fund, 2018-Present.

*	The term of office for each Trustee and officer listed above will continue indefinitely.
**	The term “Fund Complex” refers to the Griffin Institutional Access Credit Fund and the Griffin Institutional Access Real Estate Fund.

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Board Committees

The Board has established two standing committees: the Audit Committee and the Governance Committee.

Audit Committee

The Board has an Audit Committee that consists of all the Trustees, except for Messrs. Anderson and Shields, each of whom is not an “interested person” of the Trust within the meaning of the 1940 Act. The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Trust’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Trust’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Trust’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Trust’s accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. During the fiscal year ended December 31, 2018, the Audit Committee held four meetings.

Governance Committee

The Board has a Governance Committee that consists of all the Trustees, except for Dr. Anderson and Mr. Shields, each of whom is not an “interested person” of the Trust within the meaning of the 1940 Act. The Governance Committee assists the Board of Trustees in adopting fund governance practices and meeting certain fund governance standards. The Governance Committee operates pursuant to a Governance Committee Charter. The Governance Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Governance Committee generally will consider shareholder nominees to the extent required pursuant to rules under the Securities Exchange Act of 1934. The Governance Committee reviews all nominations of potential trustees made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Governance Committee. The Governance Committee meets to consider nominees as is necessary or appropriate. The Governance Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. During the fiscal year ended December 31, 2018, the Governance Committee held three meeting.

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Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of December 31, 2018. As of April 1, 2019, the Trustees and officers, as a group, indirectly owned approximately 4% of the Fund.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Robb Chapin	None	None
Ira Cohen	None	None
Nathan Headrick	None	None
Kevin Shields	Over $100,000*	Over $100,000*
Dr. Randy Anderson	Over $100,000*	Over $100,000*

*	Includes shares owned by Griffin Capital Vertical Partners, L.P., which is indirectly owned and controlled by Kevin A. Shields. Dr. Anderson holds minority profit interests in Griffin Capital, LLC. Griffin Capital, LLC is the indirect parent company of Griffin Capital Vertical Partners, L.P., which owns shares in the Fund.

Compensation

Effective April 1, 2019, each Trustee who is not affiliated with the Trust or Adviser receives $15,000 per quarterly and special in-person meeting and $500 per special telephonic meeting, as well as reimbursement for any reasonable expenses incurred attending the meetings. The chair of the Audit Committee receives an additional $10,000 annually. Prior to April 1, 2019, each Trustee who was not affiliated with the Trust or Adviser received $5,000 per quarterly and special in-person meeting and $500 per special telephonic meeting, as well as reimbursement for any reasonable expenses incurred attending the meetings. The chair of the Audit Committee received an additional $10,000 annually. None of the executive officers receive compensation from the Trust.

The table below details the amount of compensation the Trustees received from the Trust during the fiscal period ended December 31, 2018. The Trust does not have a bonus, profit sharing, pension or retirement plan.

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Name of Trustee	Aggregate Compensation From Trust	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust Paid to Trustees
Robb Chapin	$22,000	None	None	$22,000
Ira Cohen	$32,000	None	None	$32,000
Nathan Headrick	$22,000	None	None	$22,000

ORGANIZATION AND MANAGEMENT OF WHOLLY-OWNED SUBSIDIARIES

Certain investments of the Fund will be held in Subsidiaries.

The Single-Asset Subsidiaries will be single member limited liability companies organized under Deleware law. The Fund will be the sole member of the Single-Asset Subsidiaries.

The NPL Subsidiary is a company organized under the laws of the Cayman Islands, whose registered office is located at the offices of GIACF Alternative Holdings, LLC, c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The NPL Subsidiary's affairs are overseen by a board of managers.

Managers. The Fund is the sole member of the NPL Subsidiary. The Independent Trustees also serve as the managers of the NPL Subsidiary.

The NPL Subsidiary has entered into a separate contract with each of the Adviser and Sub-Adviser for the management of the NPL Subsidiary's portfolio, without compensation. Each Subsidiary has also entered into arrangements with the Trust's custodian to serve as the NPL Subsidiary's custodian and with the Trust’s transfer agent, fund accountant and administrator to serve the NPL Subsidiary in the same capacity. The NPL Subsidiary has adopted compliance policies and procedures that are substantially similar to the policies and procedures adopted by the Fund. The Trust's Chief Compliance Officer oversees implementation of the NPL Subsidiary’s policies and procedures, and makes periodic reports to the Board regarding the NPL Subsidiary's compliance with its policies and procedures.

The NPL Subsidiary pays no fee to the Adviser or Sub-Adviser for their services. The NPL Subsidiary will bear the fees and expenses incurred in connection with the custody, transfer agency, fund accounting, and administration services that it receives. The Funds expect that the expenses borne by its NPL Subsidiary will not be material in relation to the value of the Fund's assets. It is also anticipated that the Fund's own expense will be reduced to some extent as a result of the payment of such expenses at the NPL Subsidiary level. It is therefore expected that the Fund's investment in the NPL Subsidiary will not result in the Fund paying duplicative fees for similar services provided to the Fund and NPL Subsidiary.

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CODES OF ETHICS

Each of the Fund, the Adviser and Sub-Adviser have adopted a Code of Ethics oursuant to Section 204A and Rule 204A-1 under the Investment Advsiers Act of 1940 and Rule 17j-1 under the 1940 Act, respectively. The Trust’s Distributor has adopted a Code of Ethics under Rule 17j-1 of the 1940 Act.Rule 17j-1 and the Code of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel (“Access Persons”). The Code of Ethics permit Access Persons, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Under the Code of Ethics, Access Persons may engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The Code of Ethics of the Adviser, Fund and Distributor can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The Code of Ethics are available on the EDGAR database on the SEC’s website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549.

PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (“Policies”) on behalf of the Trust, which delegate the responsibility for voting proxies to the Adviser, who may in turn delegate to the Sub-Adviser, subject to the Board’s continuing oversight. The Policies require that the Adviser (or the Sub-Adviser) vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Policies also require the Adviser (or the Sub-Adviser) to present to the Board, at least annually, the Adviser’s (or Sub-Adviser’s) Proxy Policies and a record of each proxy voted by the Adviser (or the Sub-Adviser) on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser (or the Sub-Adviser) involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser (or the Sub-Adviser), any affiliated person(s) of the Adviser (or the applicable Sub-Adviser), the Fund’s principal underwriter (distributor) or any affiliated person of the principal underwriter (distributor), or any affiliated person of the Trust and the Fund’s or its shareholder’s interests, the Adviser (or the Sub-Adviser) will resolve the conflict by voting in accordance with the policy guidelines or at the Trust’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received in a timely fashion, the Adviser (or the Sub-Adviser) will abstain from voting. Copies of the Adviser’s and the Sub-Adviser’s proxy voting policies is attached hereto as Appendix A and Appendix B, respectively.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 1-888-926-2688; and (2) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at 1-888-926-2688 and will be sent within three business days of receipt of a request.

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CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who beneficially owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. As of April 1, 2019, the name, address and percentage of ownership of each entity or person that owned of record or beneficially 5% or more of the outstanding shares of the Fund are as follows:

Class L
Name and Address	Percentage Owned	Type of Ownership
Pershing LLC PO Box 2052 Jersy City, NJ 07303-2052	69.06%	Record
Griffin Capital Vertical Partners, L.P. 1520 E. Grand Ave. El Segundo, CA 90245-4341	22.06%	Record

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

Griffin Capital Credit Advisor, LLC, located at Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Delaware limited liability company formed in 2016 for the purpose of advising the Fund. The majority of shares in the Adviser are owned indirectly by Griffin Capital Company, LLC, a Delaware limited liability company, which is controlled by Kevin Shields because he controls more than 25% of the voting interests of Griffin Capital Company, LLC as of the date of this SAI.

Under the general supervision of the Fund’s Board of Trustees, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund and will determine which securities should be purchased, sold or exchanged, as may be delegated to the Sub-Adviser as described in the Prospectus. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.85% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

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The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including all organization and offering expenses, but excluding taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.85% per annum of the Fund’s average daily net assets attributable to Class L shares (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect at least through April 30, 2020, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Fund’s Board of Trustees on 60 days’ written notice to the Adviser. The Expense Limitation Agreement may be renewed at the Adviser’s and Board’s discretion.

During the fiscal year ended December 31, 2018 and the fiscal period April 3, 2017 to December 31, 2017, the Fund paid $2,514,730 and $598,942 in advisory fees to the Adviser, respectively. The Adviser waived certain advisory fees and also reimbursed Fund expenses of $1,814,693 and $993,717 respectively during those periods.

The Sub-Adviser

The Adviser has engaged BCSF Advisors, LP (“BCSF” or the “Sub-Adviser”), an SEC registered investment adviser pursuant to the provisions of the Advisers Act, to manage the Fund's investment portfolio. BCSF is located at 200 Clarendon Street, Boston, MA 02116.

Under the terms of the Sub-Advisory Agreement, the Sub-Adviser will receive fees as follows: 0.75% for up to $250 million in assets under advisement, 0.65% for $250 million to $500 million in assets under advisement, 0.60% for $500 million to $1 billion in assets under advisement and 0.55% for $1 billion or more in assets under advisement. The Fund will reimburse the Sub-Adviser for certain expenses related to the identifying, sourcing, developing, evaluating, acquiring, valuing, researching, investigating, structuring, diligencing, monitoring, servicing, registering, selling (or potentially selling), refinancing or restructuring of investment opportunities for the Fund.

During the fiscal year ended December 31, 2018 and the fiscal period April 3, 2017 to December 31, 2017, the Adviser paid $854,347 and $74,917 in fees to the Sub-Adviser, respectively.

Potential Conflicts of Interest - Adviser

The Adviser may provide investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser and the investment professionals, who on behalf of the Adviser, provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate. Set out below are practices that the Adviser follows.

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Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser, or by the Adviser for the Adviser Accounts, if any, that are the same as, different from or made at a different time than, positions taken for the Fund.

Potential Conflicts of Interest – Sub-Adviser

The Sub-Adviser is an affiliate of Bain Capital Credit, LP (“Bain Capital Credit”). Bain Capital Credit is the credit investing arm of Bain Capital, LP (“Bain Capital”) one of the world’s premier alternative investment firms. As a result of arrangements with Bain Capital Credit, there may be times when the Sub-Adviser has interests that differ from those of shareholders, giving rise to a conflict of interest.

Conflicts Related to Obligations of Bain Capital Credit, LP or the Portfolio Managers

Bain Capital Credit employees, including the Fund’s portfolio managers, serve, or may serve, as officers, directors, members, or principals of entities that operate in the same or a related line of business as we do, or of investment funds, accounts, or investment vehicles managed by Bain Capital Credit and/or its affiliates. Similarly, Bain Capital Credit and its affiliates may have other clients with similar, different or competing investment objectives.

In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of us or our stockholders. For example, Bain Capital Credit has management responsibilities for other investment funds, accounts and investment vehicles. There is a potential that the Fund will compete with these funds, and other entities managed by Bain Capital Credit and its affiliates, for capital and investment opportunities. As a result, Bain Capital Credit and any portfolio managers who are affiliated with Bain Capital Credit will face conflicts in the allocation of investment opportunities among the Fund and the investment funds, accounts and investment vehicles managed by Bain Capital Credit and its affiliates. Bain Capital Credit intends to allocate investment opportunities among eligible investment funds, accounts and investment vehicles in a manner that is fair and equitable over time and consistent with its allocation policy. However, the Sub-Adviser can offer no assurance that such opportunities will be allocated to the Fund fairly or equitably in the short-term or over time.

Conflicts may also arise because portfolio decisions regarding the Fund may benefit other accounts managed by the Sub-Adviser or its affiliates. For example, the sale of a long position or establishment of a short position by the Fund may impair the price of the same security sold short by (and therefore benefit) one or more affiliates or their other accounts, and the purchase of a security or covering of a short position in a security by the Fund may increase the price of the same security held by (and therefore benefit) one or more affiliates or their other accounts.

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Restricted Ability to Enter Into Transactions with Affiliates

The Fund is prohibited under the 1940 Act from participating in certain transactions with affiliates without the prior approval of the Independent Trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of the Fund’s outstanding voting securities will be an affiliate for purposes of the 1940 Act, and the Fund is generally prohibited from buying or selling any security from or to such affiliate without the prior approval of the Independent Trustees. The Fund considers the Sub-Adviser and its affiliates, including Bain Capital Credit, to be affiliates for such purposes. The 1940 Act also prohibits certain “joint” transactions with certain affiliates without prior approval of the Independent Trustees and, in some cases, of the SEC. The Fund is prohibited from buying or selling any security from or to any person who owns more than 25% of the Fund’s voting securities or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC.

The Fund may, however, invest alongside Bain Capital Credit’s investment funds, accounts and investment vehicles in certain circumstances where doing so is consistent with our investment strategy as well as applicable law and SEC staff interpretations. For example, we may invest alongside such investment funds, accounts and investment vehicles consistent with guidance promulgated by the SEC staff to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that Bain Capital Credit, acting on the Fund’s behalf and on behalf of such investment funds, accounts and investment vehicles, negotiates no term other than price. We may also invest alongside Bain Capital Credit’s investment funds, accounts and investment vehicles as otherwise permissible under regulatory guidance, applicable regulations and Bain Capital Credit’s allocation policy. If the Fund is prohibited by applicable law from investing alongside Bain Capital Credit’s investment funds, accounts and investment vehicles with respect to an investment opportunity, the Fund will not participate in such investment opportunity. This allocation policy provides that allocations among us and investment funds, accounts and investment vehicles managed by the Sub-Adviser and its affiliates will generally be made pro rata based on capital available for investment, as determined, in the case of the Fund, by the Board as well as the terms of the Fund’s governing documents and those of such investment funds, accounts and investment vehicles. It is the Sub-Adviser’s policy to base determinations on such factors as: the amount of cash on-hand, existing commitments and reserves, if any, targeted leverage level, targeted asset mix and diversification requirements and other investment policies and restrictions set by the Board or imposed by applicable laws, rules, regulations or interpretations. The Sub-Adviser expects that these determinations will be made similarly for investment funds, accounts and investment vehicles managed by Bain Capital Credit. However, there can be no assurance that investment opportunities will be allocated to the Fund fairly or equitably in the short-term or over time.

In situations where co-investment with investment funds, accounts and investment vehicles managed by Bain Capital Credit is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer or where the different investments could be expected to result in a conflict between our interests and those of Bain Capital Credit’s clients, subject to the limitations described in the preceding paragraph, Bain Capital Credit will need to decide which client will proceed with the investment. Moreover, except in certain limited circumstances as permitted by the 1940 Act, such as when the only term being negotiated is price, we will be unable to invest in any issuer in which an investment fund, account or investment vehicle managed by Bain Capital Credit has previously invested. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. These restrictions will limit the scope of investment opportunities that would otherwise be available. See also “— Allocation of Investment Opportunities Among the Fund and Other Funds Advised by Affiliated Investment Advisers” below.

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In an order dated March 22, 2018, the SEC granted exemptive relief to the Fund, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with certain affiliates of Bain Capital Credit (“Co-Investment Program”), including investments in senior direct lending investments (“SDLs) and non-performing loans (“NPLs”). Under the terms of the Co-Investment Program, the Fund’s participation in potential investments proposed by the Sub-Adviser requires approval from the Adviser’s Investment Committee and a majority of the Fund’s Independent Trustees.

Operation in a Highly Competitive Market for Investment Opportunities

The business of investing in assets meeting the Fund’s investment objective is highly competitive. Competition for investment opportunities includes a growing number of nontraditional participants, such as hedge funds, senior private debt funds, including business development companies, and other private investors, as well as more traditional lending institutions and competitors. Some of these competitors may have access to greater amounts of capital and to capital that may be committed for longer periods of time or may have different return thresholds than the Fund, and thus these competitors may have advantages not shared by the Fund. Furthermore, many of the Fund’s competitors are not subject to the regulatory restrictions that the 1940 Act imposes on the Fund. Increased competition for, or a diminishment in the available supply of, investments suitable for the Fund could result in lower returns on such investments. Moreover, the identification of attractive investment opportunities is difficult and involves a high degree of uncertainty. The Fund may incur significant expenses in connection with identifying investment opportunities and investigating other potential investments which are ultimately not consummated, including expenses relating to due diligence, transportation, legal expenses and the fees of other third party advisors.

The Fund may also compete for investment opportunities with investment funds, accounts and investment vehicles managed by Bain Capital Credit. Although Bain Capital Credit will allocate opportunities in accordance with its policies and procedures, allocations to such investment funds, accounts and investment vehicles will reduce the amount and frequency of opportunities available to us and may not be in the best interests of the Fund and our shareholders. Moreover, the performance of investments will not be known at the time of allocation.

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Resolution of Conflicts

The Sub-Adviser will approach all conflicts of interest using its best judgment, but in its sole discretion. When conflicts arise between the Fund, on the one hand, and a fund advised by the Sub-Adviser or its affiliates, on the other hand, the Sub-Adviser will represent the interests of the Fund, and the other participating investment adviser will represent the interests of the fund it advises. In resolving conflicts, the Sub-Adviser and the other affiliated investment advisers will generally consider various factors, including the interests of the Fund and the funds they advise in the context of both the immediate issue at hand and the longer term course of dealing among the Fund and the funds they advise. From time to time and as required by applicable law or under the terms of its exemptive relief, the Sub-Adviser and other affiliated investment advisers may determine to refer certain conflicts of interest to Bain Capital’s allocation committee (the “Allocation Committee”), comprised of senior Bain Capital personnel, for review and resolution, particularly in situations where the Sub-Adviser and other affiliated investment advisers are unable to resolve such conflicts. Similarly, the Allocation Committee may in its sole discretion determine to review and make determinations regarding certain conflicts of interest. See also “— Allocation of Investment Opportunities Among the Fund, Other Investment Advisor Funds and Related Funds” below.

When conflicts arise between the Fund, on the one hand, and another fund advised by an affiliated investment adviser, on the other hand, the Sub-Adviser will resolve the conflict. In doing so, it will generally consider various factors, including the interests of the Fund and the other fund advised by the affiliated investment adviser with respect to the immediate issue and/or with respect to the longer term course of dealing among the Fund and the other fund advised by the affiliated investment adviser. In the case of such conflicts involving the Fund and other funds advised by the affiliated investment adviser, the Sub-Adviser’s determination as to which factors are relevant, and the resolution of such conflicts will be made in the Sub-Adviser’s sole discretion except as required by the governing documents of the Fund. There can be no assurance that the Sub-Adviser will be able to resolve all conflicts in a manner that is favorable to the Fund.

Allocation of Investment Opportunities Among the Fund and Other Funds Advised by Affiliated Investment Advisers

The Sub-Adviser and Bain Capital Credit sponsor and manage various investment vehicles (including managed accounts), and each expects to form new investment vehicles in the future, some of which have and will have an investment strategy or objective that overlaps (in whole or in part) with those of the Fund. Certain funds are subject to investment allocation requirements (the “Investment Allocation Requirements”). Investment Allocation Requirements may be set forth in the instrument under which such fund was established (such as a fund’s limited partnership agreement (or analogous organizational document) or private placement memorandum), or in side letters.

Other funds advised by affiliated investment advisers, as well as investment vehicles formed in the future, will make certain investments that are appropriate for the Fund, and the Fund may receive a smaller allocation of any such investment or no allocation at all as a result. These relationships are likely to present conflicts of interest in determining how much, if any, of certain investment opportunities to offer to the Fund. Subject to any Investment Allocation Requirements, opportunities for investments will be allocated among the Fund and other funds advised by affiliated investment advisers in a manner that the Sub-Adviser and the applicable affiliated investment advisers, believe in their sole discretion to be appropriate given factors they believe to be relevant. Such factors with respect to the Fund on the one hand, and the other funds advised by affiliated investment advisers on the other, and/or with respect to the target, as applicable, will generally include, but are not necessarily limited to, the following:

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•	investment objectives, guidelines and investment focus;
•	target’s geography, nature of its business and scale;
•	transaction sourcing;
•	liquidity and reserves;
•	diversification;
•	lender covenants and other limitations;
•	amount of capital available for investment, as well as projected future capacity for investment;
•	targeted rate of return;
•	stage of development of the prospective portfolio company or other investment and anticipated holding period of the prospective portfolio company;
•	portfolio composition;
•	suitability as a follow-on investment for a current portfolio company;
•	the availability of other suitable investments;
•	risk considerations;
•	cash flow considerations;
•	asset class restrictions;
•	industry and other allocation targets;
•	minimum and maximum investment size requirements;
•	tax implications and restrictions;
•	legal, contractual or regulatory constraints;
•	account size;
•	account ramp-up status; and
•	any other considerations or relevant limitations imposed by or conditions set forth in the applicable offering documents and limited partnership agreements (or analogous organizational documents) of each fund.

With respect to the Co-Investment Program, allocations among the Fund and other affiliated accounts managed by Bain Capital Credit or its affiliates are generally based on recommended amounts which generally provides that such allocations are made pro rata based on the order size of each participating account. In certain situations where co-investment with one or more participating accounts managed by Bain Capital Credit, LP or its affiliates is not covered by the Co-Investment Program, the Sub-Adviser will make allocation determinations based on the Sub-Adviser’s policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably. In particular, it is anticipated that accounts sharing similar investment mandates and guidelines will participate on a pro rata basis based on order size. However, because of the factors described above, it is expected that not all clients pursuing a similar strategy will participate in, or will receive a pro rata share of, every investment opportunity. From time to time, Bain Capital Credit or other affiliated investment advisers may determine to refer certain investment opportunities to the Allocation Committee for review and resolution, particularly in situations where the Sub-Adviser and other affiliated investment advisers are unable to resolve conflicts in the allocation of investment opportunities among the Fund, other funds advised by affiliated investment advisers and/or Third Parties coinvesting with the Fund. Similarly, the Allocation Committee may in its sole discretion determine to review and make determinations regarding certain allocations of investment opportunities.

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Bain Capital Credit, the Sub-Adviser, and affiliated investment advisers have substantial discretion in allocating investment opportunities. The foregoing methodology for allocation of investment opportunities will likely vary over time and will be on a case-by-case basis.

In connection with its investment activities, the Sub-Adviser and the other affiliated investment advisers have in the past and may in the future encounter situations in which they must determine how to allocate investment opportunities among various clients and other persons, which may include, but are not limited to, the following:

1) the Fund and other funds advised by affiliated investment advisers for which this is a suitable investment;

2) any co-investment vehicles that have been formed to invest side-by-side with one or more of the Fund, or other funds advised by affiliated investment advisers in all or particular transactions entered into by such fund(s) (the investors in such co-investment vehicles may include employees, business associates and other “friends and family” of Bain Capital Credit or its personnel; individuals and entities that are also Fund shareholders; and/or individuals and entities that are not Fund shareholders (“Third Parties”));

3) Fund shareholders and/or Third Parties that wish to make direct investments (i.e., not through an investment vehicle) side-by-side with one or more of the Fund or other funds advised by affiliated investment advisers in particular transactions entered into by the Fund or such other funds advised by affiliated investment advisers; and

4) Fund shareholders and/or Third Parties acting as “co-sponsors” with the Fund with respect to a particular transaction.

Bain Capital Credit has adopted policies and procedures relating to the allocation of investment opportunities among the Fund, other funds advised by affiliated investment advisers and/or Third Parties co-investing with the Fund, and will make allocation determinations consistently therewith to the extent such policies and procedures apply to a particular investment opportunity. From time to time, Bain Capital Credit or other affiliated investment advisers may determine to refer certain investment opportunities to the Allocation Committee for review and resolution, particularly in situations where the Sub-Adviser and other affiliated investment advisers are unable to resolve conflicts in the allocation of investment opportunities among the Fund, other funds advised by affiliated investment advisers and/or Third Parties coinvesting with the Fund. Similarly, the Allocation Committee may in its sole discretion determine to review and make determinations regarding certain allocations of investment opportunities.

PORTFOLIO MANAGERS

Andrew Carlino , Nate Whittier, Michael Ewald and Alon Avner, each an employee of Bain Capital Credit, serve as the Fund’s portfolio managers (“Portfolio Managers”). Andrew Carlino, Mr. Whittier, Mr. Ewald and Mr. Avner are jointly and primarily responsible for overseeing the day to day investment operations of the Fund.

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Andrew Carlino, Mr. Whittier, Mr. Ewald and Mr. Avner each receive a salary, retirement plan benefits and performance-based bonus from the Sub-Adviser or its affiliates. The performance based bonus is measured yearly based on an overall assessment of the financial performance of the Sub-Adviser, the team of which a portfolio manager is a member, and the portfolio manager’s performance in managing accounts against the account’s applicable stated benchmark. Because the Fund’s portfolio manager may manage assets for other pooled investment vehicles and/or other accounts (including institutional clients, pension plans and certain high net worth individuals) (collectively “Client Accounts”), or may be affiliated with such Client Accounts, there may be an incentive to favor one Client Account over another, resulting in conflicts of interest. For example, the Sub-Adviser may, directly or indirectly, receive fees from Client Accounts that are higher than the fee it receives from the Fund, or it may, directly or indirectly, receive a performance-based fee on a Client Account. In those instances, a portfolio manager may have an incentive to not favor the Fund over the Client Accounts. The Sub-Adviser has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

As of December 31, 2018, Andrew Carlino is responsible for the management of the following types of accounts in addition to the Fund (asset values have been estimated):

Other Accounts by Type[1]	Total Number of Accounts by Account Type	Total Assets by Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets by Account Type Subject to a Performance Fee
Registered Investment Companies	1	$1,119,192,277	0	$0
Other Pooled Investment Vehicles	4	$4,123,627,024	1	$1,351,013,307
Other Accounts	30	$9,448,902,865	12	$3,197,440,457

As of December 31, 2018, Nate Whittier is responsible for the management of the following types of accounts in addition to the Fund (assets values have been estimated):

Other Accounts by Type[1]	Total Number of Accounts by Account Type	Total Assets by Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets by Account Type Subject to a Performance Fee
Registered Investment Companies	1	$1,119,192,277	0	$0
Other Pooled Investment Vehicles	4	$4,123,627,024	1	$1,351,013,307
Other Accounts	30	$9,448,902,865	12	$3,197,440,457

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As of December 31, 2018, Michael Ewald is responsible for the management of the following types of accounts in addition to the Fund (assets values have been estimated):

Other Accounts by Type[2]	Total Number of Accounts by Account Type	Total Assets by Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets by Account Type Subject to a Performance Fee
Registered Investment Companies	1	$1,791,014,099	1	$1,791,014,099
Other Pooled Investment Vehicles	11	$2,502,117,215	11	$2,502,117,215
Other Accounts	9	$2,901,882,478	9	$2,901,882,478

As of December 31, 2018, Alon Avner is responsible for the management of the following types of accounts in addition to the Fund (assets values have been estimated):

Other Accounts by Type[2]	Total Number of Accounts by Account Type	Total Assets by Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets by Account Type Subject to a Performance Fee
Registered Investment Companies	0	0	0	$0
Other Pooled Investment Vehicles	3	$1,581,581,988	3	$1,581,581,988
Other Accounts	1	$351,946,980	1	$351,946,980

[1]	Some of the accounts noted herein have additional co-portfolio managers.
[2]	Mr. Ewald’s management of the Fund is related to certain SDL assets and not the Fund as a whole.
[3]	Mr. Avner’s management of the Fund is related to certain NPL assets and not the Fund as a whole.

As of December 31, 2018, Andrew Carlino, Mr. Whittier, Mr. Ewald and Mr. Avner did not own shares of the Fund.

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by either (i) the portfolio manager who is an employee of the Adviser or (ii) designated employees of the Sub-Adviser. Both the Adviser and the Sub-Adviser are authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund and the Adviser or the Sub-Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as either the Adviser or the Sub-Adviser may determine.

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In selecting a broker or dealer to execute each particular transaction, both the Adviser and the Sub-Adviser will take the following into consideration: execution capability, trading expertise, accuracy of execution, commission rates, reputation and integrity, fairness in resolving disputes, financial responsibility and responsiveness.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if either the Adviser or the Sub-Adviser, as applicable, determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, either the Adviser or the Sub-Adviser, as applicable, may select brokers or dealers who also provide brokerage, research and other services to other accounts over which either the Adviser or the Sub-Adviser, as applicable, exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund. During the fiscal year ended December 31, 2018 and the fiscal period April 3, 2017 to December 31, 2017, the Fund paid $5,133 and $0 in brokerage commissions, respectively.

Affiliated Party Brokerage

The Adviser and its affiliates, as well as the Sub-Adviser and its affiliates, will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument each on the same day.

The Adviser, as well as the Sub-Adviser, places its trades under a policy adopted by the Trustees pursuant to Section 17(e) and Rule 17(e)(1) under the 1940 Act which places limitations on the securities transactions effected through the Distributor. The policy of the Fund with respect to brokerage is reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified. During the fiscal year ended December 31, 2018 and the fiscal period April 3, 2017 to December 31, 2017, the Fund paid $0 in affiliate party brokerage commissions

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TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

The Fund intends to qualify as regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Net investment income is made up of dividends and interest less expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carry forward of the Fund.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should not be required to pay any federal income or excise taxes. Distributions of net investment income will be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a regulated investment company under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

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The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund’s ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements.

Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

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Original Issue Discount and Pay-In-Kind Securities

Current federal tax law requires the holder of a U.S. Treasury or other fixed-income zero coupon security to accrue as income each year a portion of the discount at which the security was purchased, even though the holder receives no interest payment in cash on the security during the year. In addition, pay-in-kind securities will give rise to income which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. A portion of the OID includable in income with respect to certain high-yield corporate debt securities (including certain pay-in-kind securities) may be treated as a dividend for U.S. federal income tax purposes.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund in the secondary market may be treated as having market discount. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security. Market discount generally accrues in equal daily installments. The Fund may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income.

Some debt securities (with a fixed maturity date of one year or less from the date of issuance) that may be acquired by the Fund may be treated as having acquisition discount, or OID in the case of certain types of debt securities. Generally, the Fund will be required to include the acquisition discount, or OID, in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. The Fund may make one or more of the elections applicable to debt securities having acquisition discount, or OID, which could affect the character and timing of recognition of income.

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A fund that holds the foregoing kinds of securities may be required to pay out as an income distribution each year an amount, which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.

Shareholders of the Fund may be subject to state and local taxes on distributions received from the Fund and on redemptions of the Fund’s shares.

A brief explanation of the form and character of the distribution accompany each distribution. In January of each year the Fund issues to each shareholder a statement of the federal income tax status of all distributions.

Shareholders should consult their tax advisers about the application of federal, state and local and foreign tax law in light of their particular situation.

NPL Subsidiary

The Fund invests a portion of its assets in the NPL Subsidiary, which is classified as a corporation for U.S. federal income tax purposes. A foreign corporation, such as the NPL Subsidiary, will generally not be subject to U.S. federal income taxation unless it is deemed to be engaged in a U.S. trade or business. The NPL Subsidiary conducts its activities in a manner so as to meet the requirements of a safe harbor under Section 864(b)(2) of the Internal Revenue Code (the "Safe Harbor") pursuant to which the NPL Subsidiary can engage in limited activities without being deemed to be engaged in a U.S. trade or business. However, if certain of the NPL Subsidiary's activities were determined not to be of the type described in the Safe Harbor or if the NPL Subsidiary's gains are attributable to investments in securities that constitute U.S. real property interests (which is not expected), then the activities of the NPL Subsidiary may constitute a U.S. trade or business, or be taxed as such.

In the past, the Internal Revenue Service issued a number of private letter rulings to other funds (unrelated to the Fund), which indicated that certain income from a fund's investment in a wholly-owned foreign NPL Subsidiary would constitute "qualifying income" for purposes of Subchapter M. However, the Fund does not have a private letter ruling, and the Internal Revenue Service no longer issues such private letter rulings. Moreover, in September 2016, the Internal Revenue Service issued proposed regulations that, if finalized in proposed form, would provide that the income that the Fund derives from its investment in the NPL Subsidiary in any taxable year would only be treated as "qualifying income" for purposes of the 90% gross income requirement of Subchapter M to the extent that the NPL Subsidiary makes certain dividend distributions to the Fund out of the NPL Subsidiary's earnings and profits for that same taxable year. Therefore, the NPL Subsidiary will, no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the NPL Subsidiary, in an amount approximately equal to the total amount of "Subpart F" income (as defined in Section 951 of the Code) generated by or expected to be generated by the NPL Subsidiary's investments during the fiscal year.

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In general, a foreign corporation that does not conduct a U.S. trade or business is nonetheless subject to tax at a flat rate of 30 percent (or lower tax treaty rate), generally payable through withholding, on the gross amount of certain U.S.-source income that is not effectively connected with a U.S. trade or business. There is presently no tax treaty in force between the U.S. and the Cayman Islands that would reduce this rate of withholding tax. Income subject to such a flat tax includes dividends and certain interest income. The 30 percent tax does not apply to U.S. source capital gains (whether long-term or short-term) or to interest paid to a foreign corporation on its deposits with U.S. banks. The 30 percent tax also does not apply to interest which qualifies as "portfolio interest." The term "portfolio interest" generally includes interest (including original issue discount) on an obligation in registered form which has been issued after July 18, 1984 and with respect to which the person, who would otherwise be required to deduct and withhold the 30 percent tax, received the required statement that the beneficial owner of the obligation is not a U.S. person within the meaning of the Internal Revenue Code. Under certain circumstances, interest on bearer obligations may also be considered portfolio interest.

The NPL Subsidiary is wholly-owned by the Fund. A U.S. person who owns (directly, indirectly or constructively) 10 percent or more of the total combined voting power of all classes of stock of a foreign corporation is a "U.S. Shareholder" for purposes of the controlled foreign corporation ("CFC") provisions of the Internal Revenue Code. A foreign corporation is a CFC if, on any day of its taxable year, more than 50 percent of the voting power or value of its stock is owned (directly, indirectly or constructively) by "U.S. Shareholders." Because each Fund is a U.S. person that will own all of the stock of each NPL Subsidiary, the Fund will be a "U.S. Shareholder" and the NPL Subsidiary is a CFC. As a "U.S. Shareholder," the Fund is required to include in gross income for United States federal income tax purposes all of the NPL Subsidiary's "subpart F income" (defined, in part, below), whether or not such income is distributed by the NPL Subsidiary. It is expected that all of the NPL Subsidiary's income will be "subpart F income." "Subpart F income" generally includes interest, original issue discount, dividends, net gains from the disposition of stocks or securities, receipts with respect to securities loans and net payments received with respect to equity swaps and similar derivatives. Each Fund's recognition of the NPL Subsidiary's "subpart F income" will increase the Fund's tax basis in the NPL Subsidiary. Distributions by the NPL Subsidiary to the Fund is tax-free, to the extent of its previously undistributed "subpart F income," and will correspondingly reduce the Fund's tax basis in the NPL Subsidiary. "Subpart F income" is generally treated as ordinary income, regardless of the character of the NPL Subsidiary's underlying income.

In general, each "U.S. Shareholder" is required to file IRS Form 5471 with its U.S. federal income tax (or information) returns providing information about its ownership of the CFC and the CFC. In addition, a "U.S. Shareholder" may in certain circumstances be required to report a disposition of shares in the NPL Subsidiary by attaching IRS Form 5471 to its U.S. federal income tax (or information) return that it would normally file for the taxable year in which the disposition occurs. In general, these filing requirements will apply to investors of the Fund if the investor is a U.S. person who owns directly, indirectly or constructively (within the meaning of Sections 958(a) and (b) of the Internal Revenue Code) 10 percent or more of the total combined voting power of all classes of voting stock of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the foreign corporation, and who owned that stock on the last day of that year.

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OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Administrator

ALPS Fund Services, Inc. (“ALPS”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the Fund’s administrator and fund accountant pursuant to a fund services agreement between ALPS and the Fund. For its services as administrator and accounting agent, the Fund pays ALPS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

During the fiscal year ended December 31, 2018 and the fiscal period April 3, 2017 to December 31, 2017, the Fund paid $320,513 and $136,416 in administration and fund accounting fees to ALPS, respectively.

Distributor

ALPS Distributors, Inc. (the “Distributor”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, is serving as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions.

Transfer Agent

DST Systems, Inc., located at 333 W. 11th Street, Kansas City, MO 64105, serves as transfer agent pursuant to a transfer agency agreement between DST Systems, Inc. and the Fund.

Legal Counsel

Greenberg Traurig, LLP, 3333 Piedmont Road, NE, Suite 2500, Atlanta GA 30305, acts as legal counsel to the Fund.

Custodian

The Bank of New York Mellon Trust Company, National Association (the “Custodian”) serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian is located at 601 Travis Street, 16th Floor, Houston, Texas 77002.

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INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. PricewaterhouseCoopers LLP is located at 101 Seaport Boulevard, Suite 500, Boston, MA 02210.

FINANCIAL STATEMENTS

The financial statements for the Fund’s fiscal year ended December 31, 2018 and the independent registered public accounting firm’s report contained in the Fund’s annual report dated December 31, 2018 are incorporated by reference to this SAI. The Fund’s annual report is available upon request, without charge, by calling the Fund toll free at 1-888-926-2688.

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APPENDIX A

GRIFFIN CAPITAL CREDIT ADVISOR, LLC

PROXY VOTING POLICY

Policy

Griffin Capital Credit Advisor, LLC, (the” Adviser”), as a matter of policy and as a fiduciary to the Griffin Institutional Access Credit Fund (the “Fund”), has the responsibility for voting proxies for securities held by the Fund consistent with the best interests of the Fund. The Adviser has delegated the voting responsibility for the Fund’s sub-adviser, BCSF Advisors, LP (the “Sub-Adviser”), an affiliate of Bain Capital Credit, LP. The Sub-Adviser maintains written policies and procedures as to the handling, voting and reporting of proxies. The Adviser shall cause the Fund to make appropriate disclosures about the Fund’s proxy policies and practices and the availability of the Fund’s proxy voting record.

Background & Description

In general, proxy voting is an important right of Fund shareholders and reasonable care and diligence must be undertaken to ensure that such rights are properly exercised on a timely basis.

SEC registered investment advisers who exercise voting authority over client securities, are required by Rule 206(4)-6 of the Advisers Act to (a) adopt and implement written policies and procedures that are reasonably designed to ensure that client securities are voted in the best interests of clients, which must include how an adviser addresses material conflicts that may arise between an adviser's interests and those of its clients; (b) disclose to clients how they may obtain information from the adviser with respect to the voting of proxies for their securities; (c) describe to clients a summary of the adviser’s proxy voting policies and procedures and, upon request, furnish a copy to its clients; and (d) maintain certain records relating to the adviser's proxy voting activities when the adviser does have proxy voting authority.

The Sub-Adviser is responsible for exercising voting authority over securities held by the Fund consistent with the Fund’s best interests, which is viewed as making a judgment as to what voting decision (including a decision not to vote) is reasonably likely to maximize total return to the Fund. The Sub-Adviser maintains proxy voting policies and procedures consistent with SEC Rule 206(4)-6 of the Advisers Act.

Responsibility

The CCO has responsibility for implementation and monitoring of the Adviser and Fund’s proxy voting policy, practices, disclosures and recordkeeping.

Procedures

The Adviser has adopted procedures to implement the proxy voting policy and to monitor and ensure its policy is observed and amended or updated, as appropriate, which include the following.

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General Voting Procedures and Guidelines

The Adviser has delegated the voting responsibility for the Fund to the Sub-Adviser. The Sub-Adviser votes proxies for the Fund in a manner consistent with its proxy voting policies and procedures, and any written instructions from the Adviser or the Fund. As a fiduciary, the Sub-Adviser has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of its clients, including the Fund, and not to subrogate client interests to its own interests. To meet its fiduciary obligations, the Sub-Adviser seeks to ensure that its votes proxies in the best interest of its clients, including the Fund, and address how it will resolve any conflict of interest that may arise when voting proxies.

The Sub-Adviser intends to vote proxies on behalf of the Fund either in accordance with management recommendations, or otherwise in the best interests of the Fund, taking into account such factors as it deems relevant in its sole discretion. Upon receipt of a proxy request, the Sub-Adviser’s operations department contacts the senior investment professional responsible for the issuer. The senior investment professional reviews the information, determines what is in the best interests of the Fund and ensures the vote is completed in a timely manner. The Sub-Adviser’s proxy voting policy is designed to ensure that if a material conflict of interest is identified in connection with a particular proxy vote, that the vote is not improperly influenced by the conflict. Conflicts of interest will arise from time to time in relation to proxy voting requirements. The Sub-Adviser shall monitor all proxies for any potential conflicts of interest. If a material conflict of interest arises, the Sub-Adviser will determine what is in the best interests of the Fund and will seek to take appropriate steps to eliminate any such conflict.

The Adviser expects the Sub-Adviser to vote proxies according to its stated proxy voting policy and in the best interest of shareholders. The Sub-Adviser may refrain from voting Fund proxies if:

•	the voting materials are not received in sufficient time to allow proper analysis or an informed vote by the voting deadline; and
•	it determines the cost of voting will likely exceed the expected potential benefit to the Fund; or the securities are of a de minimis amount

The Sub-Adviser must notify the Adviser of votes contrary to its general guidelines and document the rationale for any such vote, votes on non-routine matters and instances where the Sub-Adviser refrains from voting. The Sub-Adviser provides the Adviser and Fund with periodic reporting related to its proxy voting practices, votes cast and any votes which are voted contrary to its respective guidelines.

Conflicts of Interest

An investment adviser registered under the Advisers Act has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, the Adviser recognizes that conflicts of interest may arise from time to time in relation to proxy voting requirements. The Sub-Adviser is responsible for identifying, prior to each proxy vote, material actual or potential conflicts between its interests, its affiliates, or employees and the interests of the Fund. A conflict between the Sub-Adviser and any client, including the Fund, can arise in a number of situations. The following non-exclusive examples illustrate conflicts of interest that could arise:

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•	undue influence upon the Sub-Adviser or its affiliates, whether exerted by an internal or external party (such as agents of the issuer);
•	A failure to vote in favor of a position supported by management may harm the relationship the Sub-Adviser or its client have with the company;
•	A failure to vote in favor of a particular proposal may harm the relationship the Sub-Adviser or a client has with the proponent of the proposal;
•	A failure to vote for or against a particular proposal may adversely affect a business or personal relationship, such as when an officer of the Sub-Adviser has a spouse or other relative who serves as a director of the company, is employed by the company or otherwise has an economic interest therein;
•	existing or prospective clients or other relationships involving the issuer or the executive officers of the issuer (e.g., changes to prospectus, board of directors, etc.); or
•	Conflicts arising from investment positions held by affiliates of the Sub-Adviser.

Form N-PX

The Adviser shall cause the Fund to file an annual report of proxies voted with respect to portfolio securities of the Fund during the twelve-month period ended June 30 on Form N-PX not later than August 31 of each year.

Disclosure

The Adviser will provide conspicuously displayed information in the Fund’s registration statement and annual report to shareholders describing the policy and procedures used by the Adviser to vote proxies on behalf of portfolio securities, including a statement that shareholders may request information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30th.

The Adviser will also provide a statement in the Fund’s semi-annual report to shareholders notifying shareholders that a description of the policies and procedures that the Fund uses to vote proxies relating to portfolio securities is available without charge upon request. Additionally, the Fund’s semi-annual report will also include a statement notifying shareholders that information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30th is available without charge upon request.

Requests for Information

All requests for information regarding proxy votes, or policies and procedures, received by any Adviser employee, officer, or director should be forwarded to the CCO. In response to any request from a Fund shareholder, the CCO will prepare a written response with the information requested.

Recordkeeping

The Adviser relies on the Sub-Adviser to maintain proxy voting records in accordance with the SEC’s five-year retention requirements including: (i) the Sub-Adviser’s policy and any amendments; (ii) proxy materials; (iii) a record of each vote that it casts (and any decisions to refrain from voting); (iv) any document created that was material to making a decision how to vote or that memorializes that decision; (v) records reflecting the resolution of conflicts of interest; and (vi) client requests for the policy or proxy voting information, and the firm’s response. The CCO shall retain the following proxy records in accordance with the Adviser’s Recordkeeping Policy:

48

•	These policies and procedures and any amendments;
•	The Sub-Adviser’s proxy voting policies and procedures;
•	Each proxy statement that the Adviser receives;
•	A record of each vote that the Adviser casts;
•	A record of votes cast by the Sub-Adviser on behalf of the Fund (form N-PX);
•	Any specific documents prepared or received in connection with a decision on a proxy vote; and
•	A copy of each written request for information on how the Adviser voted such proxies, and a copy of any written response.

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APPENDIX B

BCSF ADVISORS, LP

PROXY VOTING POLICY

A.	Introduction

As a fiduciary, Bain Capital Credit has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of the Clients* and not to subrogate Client interests to its own interests. To meet its fiduciary obligations, Bain Capital Credit seeks to ensure that Bain Capital Credit votes proxies in the best interest of the Clients, and addresses how Bain Capital Credit will resolve any conflict of interest that may arise when voting proxies. This policy attempts to generalize a complex subject and Bain Capital Credit may, from time to time, determine that it is in the best interests of the Clients to depart from specific policies described herein. The Industry Vice President will document the rationale for any such departure in consultation with Compliance.

Compliance is responsible for ensuring that the Clients are provided with (i) a description of Bain Capital Credit’s proxy voting policies and procedures and how the Clients may, upon request, obtain a copy of the proxy voting policies and procedures; and (ii) instructions about how a Client may obtain information as to how Bain Capital Credit voted the Client’s securities. The Chief Compliance Officer and the Chief Operating Officer are responsible for responding to requests regarding the proxies voted by Bain Capital Credit. For purposes of this Proxy Voting policy, references to “Bain Capital Credit” include the controlling entities of the Investment Vehicles, which vote securities held by the Investment Vehicles.

In addition, any changes in the proxy voting agent require a diligence review and approval from Compliance.

*	With respect to Clients that are Registered Funds or BDCs for whom Bain Capital Credit serves as adviser or sub- adviser, Bain Capital Credit will coordinate with such Registered Funds’ or BDCs’ adviser (if applicable) and the Registered Funds or BDCs to determine the appropriate party for voting proxies (i.e., whether the Registered Funds’ or BDCs’ proxy policies delegate proxy voting responsibility to Bain Capital Credit).

B.	Procedures

Operations is responsible for processing all proxy notifications received by Bain Capital Credit. All proxy voting requests received are forwarded to the Industry Vice President responsible for the issuer. The Industry Vice President communicates the proxy voting decision to Operations. The hard-copy documentation is completed by Operations and sent back to the appropriate party. Operations maintains a log of all proxy voting documentation received and the status thereof.

C.	Conflicts of Interest

Bain Capital Credit recognizes that conflicts of interest may arise from time to time in relation to proxy voting requirements. A conflict between Bain Capital Credit and any Client can arise in a number of situations. The following non-exclusive examples illustrate conflicts of interest that could arise:

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•	A failure to vote in favor of a position supported by management may harm the relationship Bain Capital Credit or a Client has with the company;

•	A failure to vote in favor of a particular proposal may harm the relationship Bain Capital Credit or a Client has with the proponent of the proposal;

•	A failure to vote for or against a particular proposal may adversely affect a business or personal relationship, such as when an officer of Bain Capital Credit has a spouse or other relative who serves as a director of the company, is employed by the company or otherwise has an economic interest therein; or

•	Conflicts arising from investment positions held by affiliates.

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GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND

PART C - OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A: The financial highlights of the Registrant for the fiscal year ended December 31, 2018, are included in Part A of this registration statement in the section entitled “Financial Highlights.”

Part B: The Registrant’s audited Financial Statements and the notes thereto in the Registrant’s Annual Report to Shareholders for the fiscal year ended December 31, 2018, filed electronically with the Securities and Exchange Commission pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended, are incorporated by reference into Part B of this registration statement.

2. Exhibits

a(1).	Amended Agreement and Declaration of Trust (Incorporated by reference to Pre-Effective Amendment No. 2 filed on March 2, 2017)
a(2).	Certificate of Trust (Incorporated by reference to Form N-2 filed on June 3, 2016)
b.	By-Laws (Incorporated by reference to Pre-Effective Amendment No. 2 filed on March 2, 2017)
c.	Voting Trust Agreements: None
d(1).	Instruments Defining Rights of Security Holders. See Article III, "Shares" and Article V "Shareholders’ Voting Powers and Meetings" of the Registrant's Agreement and Declaration of Trust. See also, Article 12, "Meetings" of shareholders of the Registrant's By-Laws.
d(2).	Multiple Class Plan (Incorporated by reference to Post-Effective Amendment No. 4 filed on August 11, 2017)
e.	Dividend reinvestment plan: None.
f.	Not applicable.
g(1).	Investment Advisory Agreement (Incorporated by reference to Pre-Effective Amendment No. 2 filed on March 2, 2017)
g(2).	Investment Sub-Advisory Agreement with BCSF Advisors, LP (Incorporated by reference to Pre-Effective Amendment No. 2 filed on March 2, 2017)
h(1).	Underwriting Agreement (Incorporated by reference to Pre-Effective Amendment No. 2 filed on March 2, 2017)
h(2).	Shareholder Servicing Plan and Agreement (Incorporated by reference to Post-Effective Amendment No. 4 filed on August 11, 2017)
h(3).	Selling Agreement Form (Incorporated by reference to Pre-Effective Amendment No. 2 filed on March 2, 2017)
h(4)	Distribution Plan (Incorporated by reference to Pre-Effective Amendment No. 2 filed on March 2, 2017)
h(5)	Distribution Agreement (Incorporated by reference to Post-Effective Amendment No. 7 filed on April 30, 2018)
i.	Bonus, profit sharing, pension and similar arrangements for Fund Trustees and Officers: None.

j.	Custodian Agreement (Incorporated by reference to Pre-Effective Amendment No. 2 filed on March 2, 2017)
k(1).	Fund Services Agreement (Incorporated by reference to Pre-Effective Amendment No. 2 filed on March 2, 2017).
k(1).1	Addendum to Fund Services Agreement (filed herewith)
k(2).	Consulting Agreement (Incorporated by reference to Pre-Effective Amendment No. 2 filed on March 2, 2017)
k(3).	Multi-Class Expense Limitation Agreement (filed herewith)
k(4).	Class F Expense Limitation Agreement (filed herewith)
l.	Opinion of Counsel (Incorporated by reference to Pre-Effective Amendment No. 2 filed on March 2, 2017)
l(2).	Consent of Counsel (filed herewith)
m.	Non-resident Trustee Consent to Service of Process: Not applicable
n.	Consent of Independent Registered Public Accounting Firm (filed herewith)
o.	Omitted Financial Statements: None
p(1).	Initial Capital Agreement (Incorporated by reference to Pre-Effective Amendment No. 3 filed on March 27, 2017)
q.	Model Retirement Plan: None
r(1).	Code of Ethics-Fund (Incorporated by reference to Pre-Effective Amendment No. 2 filed on March 2, 2017)
r(2).	Code of Ethics-Adviser (Incorporated by reference to Pre-Effective Amendment No. 2 filed on March 2, 2017)
r(3).	Code of Ethics-Principal Underwriter/Distributor (Incorporated by reference to Pre-Effective Amendment No. 2 filed on March 2, 2017)

s.(1)	Powers of Attorney for Randy Anderson, Robb Chapin, Ira Cohen, Nathan Headrick, and Kevin Shields (Incorporated by reference to Pre-Effective Amendment No. 2 filed on March 2, 2017)
s(2).	Powers of Attorney for the Registrant and for GIACF Alternative Holdings, LLC (filed herewith)

Item 26. Marketing Arrangements

Not Applicable.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

The Fund and the Adviser, Griffin Capital Credit Advisor, LLC, are affiliates of Griffin Capital Company, LLC.

Item 29. Number of Holders of Securities as of April 1, 2019:

Title of Class	Number of Record Holders
Shares of Beneficial Ownership for Class A	1191
Shares of Beneficial Ownership for Class C	709
Shares of Beneficial Ownership for Class I	3020
Shares of Beneficial Ownership for Class F	653
Shares of Beneficial Ownership for Class L	50

Item 30. Indemnification

Reference is made to Article VIII Section 2 of the Registrant's Declaration of Trust (the "Declaration of Trust"), filed as Exhibit (a)(1) hereto, and to Section 7 of the Registrant's Underwriting Agreement, to be filed as Exhibit (h)(1) hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Underwriting Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940, as amended (the "1940 Act"), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant's prospectus in the section entitled "Management of the Fund." Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801- 108959), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

ALPS Fund Services, Inc., the Fund's administrator, maintains certain required accounting related and financial books and records of the Registrant at 1290 Broadway, Suite 1100, Denver, CO 80203. The other required books and records are maintained by the Adviser at Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, California 90245.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1. The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

2. The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (a) (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. (b) For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (c) The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. (d) The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use. (e) The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

3. For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective. The Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

4. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant's statement of additional information.

5. The Registrant undertakes that each Subsidiary and each Manager of each Subsidiary hereby consents to service of process within the United States, and to examination of its books and records.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 30 day of April, 2019.

GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND

By:	/s/ Terrence O. Davis
Name:	Terrence O. Davis
Title:	Attorney-in-Fact
* Pursuant to Powers of Attorney

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates.

Name	Title	Date
Randy Anderson*	Executive Vice President, Secretary and Trustee	April 30, 2019

Robb Chapin*	Trustee	April 30, 2019

Ira Cohen*	Trustee	April 30, 2019

Nathan Headrick*	Trustee	April 30, 2019

Kevin Shields*	President and Trustee	April 30, 2019

/s/ Joseph Miller	Treasurer	April 30, 2019
Joseph Miller

Randy Anderson*	Secretary and Trustee	April 30, 2019

GIACF ALTERNATIVE HOLDINGS, LLC

By:	/s/ Terrence O. Davis
Name:	Terrence O. Davis
Title:	Attorney-in-Fact
* Pursuant to Powers of Attorney

Dated April 30, 2019

*Affixed by Terrence O. Davis

Attorney-in-Fact - Pursuant to Powers of Attorney filed herewith.

Exhibit Index

k(1).1	Addendum to Fund Services Agreement
k(3)	Multi-Class Expense Limitation Agreement
k(4)	Class F Expense Limitation Agreement
l(2)	Consent of Counsel
n	Consent of Independent Registered Public Accounting Firm
s(2)	Powers of Attorney